

2021

Annual report and Form 20-F

Gas processing plant at Kollsnes, west of Bergen, Norway

We are Equinor

We are an international energy company committed to playing a leading role in the energy transition – providing for continued value creation in a net zero future.

We energise the lives of 170 million people.

Every day.



Troll A

We continue to pursue our strategy of always safe, high value and low carbon. To position ourselves as a leading company in the energy transition, we are accelerating profitable growth in renewable energy, positioning for low carbon solutions and focusing and optimising our oil and gas business.

Below are some key figures from 2021.



2,079 mboe
per day
- oil and gas equity production



1,562 GWh
Renewable energy
equity production



2.4
TRIF - total recordable
injury frequency
(per million hours worked)



0.4
SIF - serious incident
frequency
(per million hours worked)

Always safe, high value, low carbon



7.0
CO_2 intensity
for the upstream oil and gas portfolio
(operated 100%, kg CO_2 per boe)



USD **28.8** billion
Cash flow
from operations



USD **2.1** billion
Capital distribution
including dividends paid and
share buy-backs



21,126
Employees
across around
30 countries

2021 highlights

January

Awarded **17** new production licences on the Norwegian continental shelf (NCS). Started constructing the onshore facilities for **Northern Lights** CO_2 transport and storage.

February

Plan for partial electrification of the **Sleipner field centre** in the North Sea was approved, to cut CO_2 emissions by more than 150,000 tonnes per year. Entered into agreement to divest interests in the **Bakken** field in the USA.

March

Public funding confirmed for all three of Equinor's projects to deliver deep cuts in CO_2 emissions from industries and support clean growth on the UK's east coast. Important progress to create **the world's first net zero industrial cluster** by 2040. Decided to develop **Åsgard B low pressure**, a project to secure increased recovery from the Åsgard field in the Norwegian Sea.

April

Decided to develop **Askeladd West**, increasing the resource base and extending plateau production for **Hammerfest LNG**.

May

Achieved milestone in Polish renewables with award of contracts for difference to **Bałtyk 2** and **Bałtyk 3** projects and acquisition of the Polish onshore developer **Wento**. Entered into collaboration agreements with solid partners for future development of offshore wind at **Utsira North** and the North Sea on the NCS.

June

Presented on capital markets day an updated strategy for accelerating the **transition to a broad energy company** while growing cashflow and returns. Made final investment decision for **Bacalhau phase 1** in Brazil. Submitted development plan for **Kristin South** in the Norwegian Sea. Plan approved February 2022. Plan for the **Breidablikk** field in the North Sea was approved by the Norwegian authorities. The **Martin Linge** field came on stream, powered from shore. The is the first platform on the NCS to be brought on stream operated from its onshore control room.

July - August

The **Guañizuil 2A** solar plant in Argentina was brought in commercial production. **Troll phase 3** came on line, producing gas and extending the plateau production of Troll gas. New wells have been tied in to Troll A.

September

Taking action to increase gas supply as demand for gas in Europe rose to unprecedented levels, Equinor scaled up production from **Troll** and **Oseberg**, and suspended gas injection at **Gina Krog** to export the gas. Coupled with a high production efficiency, this boosted Equinor's gas supply to Europe in the fourth quarter by **16.5%** compared to 2020.



October

Selected our preferred supplier of 15 MW wind turbine generators for **Empire Wind 1** and **2** outside New York. A total of 138 turbines, with a combined generating capacity of around 2 GW, to be delivered.

November

Submitted plan for investing further in **Oseberg** to increase gas production and reduce CO_2 emissions. Made final investment decision for **Dogger Bank C,** the third phase of the world's largest windfarm development off the east coast of the UK. The first and second phases are under construction.

December

Increased stake in the **Statfjord** field. Plan for **electrification of Troll C and a partial electrification of Troll B** approved, to cut emissions by almost half a million tonnes CO_2 annually. Launched **Hydrogen to Belgium**, a project for developing production of low-carbon hydrogen from natural gas in Belgium. Made **eight commercial discoveries** on the NCS in 2021, several close to existing infrastructure.

About the report

This document constitutes the Statutory annual report in accordance with Norwegian requirements and the annual report on Form 20-F pursuant to the US Securities Exchange Act of 1934 as applicable to foreign private issuers, for Equinor ASA for the year ended 31 December 2021. Cross references to the Form 20-F requirements are set out in section 5.11 in this report. The Annual report on Form 20-F and other related documents are filed with the US Securities and Exchange Commission (the SEC). The (statutory) Annual report (and Form 20-F) are filed with the Norwegian Register of company accounts.

This report presents the
- Board of director's report (pages 2 – 92, 95 – 176, 305 - 318 and 342)
- Consolidated financial statements of the Equinor group (pages 179 - 258)
- Parent company financial statements of Equinor ASA (pages 272 - 302) according to the Norwegian Accounting Act of 1998
- Board statement on corporate governance according to The Norwegian Code of Practice for Corporate Governance (NUES) (pages 119 - 176)
- Board of director's policy and report on remuneration for Equinor's leading personnel (pages 149 - 176)
- Report on payments to governments (pages 318 - 337 and page 343)

Financial reporting terms used in this report are in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and with IFRSs as issued by the International Accounting Standards Board (IASB), effective at 31 December 2021. This document should be read in conjunction with the cautionary statement in section 5.8 Forward-looking statements.

Specific requirements for Norway not included in Annual report on Form 20-F as filed with the SEC
- Section 4.3 Parent company financial statements (pages 272 - 302)
- Section 5.4 Report on payments to governments (pages 318 – 337)
- Section 5.5 EU taxonomy (pages 338 – 341)
- Section 5.6 Statements on this report comprising the statement of the directors' responsibilities (pages 342 and 343)
- The recommendation of the corporate assembly (page 344)
- The independent auditor's report issued in accordance with law, regulations and auditing standards and practices generally accepted in Norway (pages 179 - 183)
- The going concern assumption (page 83)
- This section About the report, which has been modified for the purpose of the Annual report on Form 20-F
- The following sections from chapter 3 Governance: 3.0 Board statement on corporate governance according to The Norwegian Code of Practice for Corporate Governance (NUES) of this report; Nomination and elections in Equinor (page 121), disclosures regarding deviation from the code in chapter 3, Introduction within section 3.1 Implementation and reporting (page 122), section 3.2 Business (page 124), section 3.3 Equity and dividends (pages 124 and 125), section 3.4 Equal treatment of shareholders and transactions with close associates (pages 125 and 126), section 3.5 Freely negotiable shares (page 126), as indicated in the second paragraph of section 3.12 Remuneration to the corporate executive committee (pages 149 - 174), section 3.13 Information and communications (page 175) and section 3.14 Take-overs (page 175).

The Equinor Annual report and Form 20-F may be downloaded from Equinor's website at www.equinor.com/reports. References in this document or other documents to Equinor's website are included as an aid to their location and are not incorporated by reference into this document. All SEC filings made available electronically by Equinor may be found at www.sec.gov.

Drone technology being used in inspection of Dudgeon offshore windfarm off the east coast of the UK.



Table of contents

Gullfaks B and C seen from Gullfaks A

Introduction



In September 2022, Equinor celebrates its 50-year anniversary. The company has created value as an early mover and industry shaper for decades, and we are proud of this legacy and our purpose to turn natural resources into energy for people and progress for society.

Jon Erik Reinhardsen

Message from the chair of the board

Dear fellow investors,

At the time of publishing this annual report, we are deeply concerned for the people suffering from the invasion of Ukraine. Equinor has made swift decisions to stop trading Russian oil and investments into Russia and has started the process of exiting the company's joint ventures in the country. We are committed to complying with relevant sanctions and continue to take actions to protect our people and operations.

In the situation we are in, Equinor holds an important role as a reliable provider of energy. In September 2022, Equinor celebrates its 50-year anniversary. The company has created value as an early mover and industry shaper for decades, and we are proud of this legacy and our purpose to turn natural resources into energy for people and progress for society. Looking ahead, we have a strategy to drive the energy transition and capture the opportunities that lie in front of us.

Safety is the highest priority for the company and the board of directors. Last year, our serious incident frequency improved compared to 2020, but we still have too many personal injuries related to our activities. The board is therefore working closely with the administration to turn the trend. Strong collaboration with employee representatives, partners and suppliers is key to further improve our safety performance.

In 2021, we have seen a significant increase in commodity prices compared to 2020, with a surge in natural gas prices that had a direct impact on people and societies. This is an important reminder of the significance of our industry, underlining the need for a reliable and affordable supply of energy through the transition.

At our capital markets day in June 2021, we launched our updated strategy to accelerate our transition while growing cashflow and returns. With our highly valuable upstream portfolio and our premium project pipeline we have an advantaged starting point. This gives us a solid platform for funding profitable growth in renewables and shaping new markets within low carbon solutions. All to build the company and the industry of tomorrow.

In line with our strategy and ambitions, we launched the Norway energy hub. This is an industrial plan for Norway as an energy nation. Equinor invites partners and governments to collaborate on creating the energy systems of the future. We aim to decarbonise oil and gas, industrialise offshore wind and hydrogen, and provide commercial carbon capture and storage. This will build new value chains and facilitate industrial development, investments, and jobs.

During 2021, Equinor reached important milestones. We made the final investment decision for the projects Bacalhau in Brazil and Troll West electrification in Norway. We have also focused the international oil and gas portfolio by exiting several assets and countries. This improves robustness and profitability and enables us to capitalise on our legacy business while transitioning to new activities.

Equinor delivered strong financial results in 2021, as a result of higher commodity prices, continued improvements, and strict capital discipline. We achieved a total shareholder return of 62%, bringing us to the first quartile in our peer group[1]. Our net income was around USD 8.6 billion, compared to negative USD 5.5 billion in 2020. Driven by high cashflow we have improved our adjusted net debt ratio from 32% in 2020 to below zero in 2021.

During the year we have increased our cash dividend, from USD 0.15 per share in the first quarter to USD 0.18 per share in the third. In addition, we have executed our share buyback programme as part of our capital distribution. For the fourth quarter of the year, the board proposes to the AGM a cash dividend of USD 0.20 per share, and an extraordinary quarterly dividend of the same amount.

Last year, we announced that we will submit our energy transition plan for advisory vote to shareholders at the annual general meeting in May 2022. Sustainability has been integrated in our business for many years, and this plan outlines how we will progress our efforts towards 2030 and beyond. At our capital markets update in February 2022, we announced a step-up in our climate ambitions, as we aim to reduce our groupwide net emissions by 50% within 2030.

Equinor's transition is well underway. We have taken important steps to deliver on our 2050 net zero ambition, while continuing to create high value. I would like to express my appreciation for our employees' hard work and dedication and thank our shareholders for their continued investment.

Jon Erik Reinhardsen
Chair of the board

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[1] See section 5.2 for non-GAAP measures.



Throughout our history, we have been a
partner for governments and society,
pioneering the field of offshore energy
production. We will build upon this legacy as
a key industrial company when we progress
on our ambition to become a net-zero company
by 2050.

Anders Opedal

Chief executive letter

Dear fellow shareholder,

We submit our annual report at a time when the situation in Europe, and the markets we operate in, have changed significantly. Our thoughts are with all those suffering the consequences from the invasion of Ukraine. The safety and security of our people and ensuring stable deliveries of energy to Europe under these circumstances are our top priorities. The conditions for civilians are devastating, and Equinor has committed to contributing to the humanitarian efforts in the region. The invasion and subsequent sanctions from the international community will affect the global economy and energy markets going forward. It is, however, too early to foresee the total effects.

In 2021, Equinor laid the foundation for long-term value-creation and continued growth. We launched our updated strategy to capitalise on an advantaged oil and gas portfolio, accelerate high value growth in renewables, and shape new markets within low carbon solutions. The strategy will enable us to develop the industrial solutions needed to support societies towards a low carbon future, and to position Equinor as a leading company in the energy transition.

Last year, the world saw increased economic activity, growing demand for energy and rising commodity prices. Regrettably, we also had recurring waves of Covid-19 infections affecting people and societies.

My number one priority during the year was to keep everyone working for Equinor safe. It is encouraging to see a declining trend in the serious incident frequency compared to 2020. However, we have seen a slight increase in the total injury frequency. Going forward, we will continue working systematically to improve these results and ensure the safety of everyone working for us. In 2021, we launched a new framework for major accident prevention, representing a key milestone in the way we work to safeguard our people, assets, and the environment.

We have delivered forcefully on our strategy and ambitions in 2021. In the North Sea, we brought new gas with low CO_2 emissions on stream from the Troll phase 3 project. The asset has large recoverable volumes, a breakeven price below USD 10 per barrel, and will extend the field's life by decades. Driven by our purpose of turning natural resources into energy for people and progress for society, Equinor was a reliable supplier of gas to Europe during the year, increasing production to meet rising demand.

In 2021, we continued the development of Equinor as a leading company within renewables. We booked substantial capital gains of USD 1.4 billion, demonstrating how we add value through early access, project maturation and divestments. Our largest project under construction is now Dogger Bank, the giant wind farm. The full development will have capacity of around 3.6 gigawatt, about 5% of the total UK power demand.

Within low carbon solutions, we are contributing to decarbonisation of industries and sustainable growth. In Norway, construction started on the onshore facilities for Northern Lights CO_2 transport and storage. This is one of the world's first projects to offer this solution as a service to industrial customers and demonstrates our ability to develop full scale systems. On the UK east coast, we are building a net zero industrial cluster in collaboration with authorities, customers, partners, and suppliers. Together, we will deliver hydrogen and carbon capture and storage for a low carbon future.

Our investments in renewables and low carbon solutions increased from 4% to 11% of gross capex[2], demonstrating our commitment to drive the energy transition. We expect a further increase to more than 30% in 2025, and above 50% in 2030. We also have a profitable pipeline of oil and gas projects coming on stream by 2030, with low emissions, short payback time, and average breakeven price below USD 35 per barrel.

In 2021, we demonstrated Equinor's ability to generate value for our shareholders and for the societies where we operate. We delivered strong financial results, with a net operating income of USD 34 billion. Return on average capital employed increased from 2% to 23% compared to the previous year, and the rebased production growth of oil and gas increased by around 3%. The adjusted earnings were USD 33 billion before tax, and USD 10 billion after tax[2].

We have maintained a continuous cost focus and captured higher prices through solid operating performance. I am deeply thankful and proud of the work our people have done to achieve this.

In 2022, it is 50 years since Equinor was founded. Throughout our history, we have been a partner for governments and society, pioneering the field of offshore energy production. We will build upon this legacy as a key industrial company when we progress on our ambition to become a net-zero company by 2050.

Anders Opedal
President and CEO

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[2] See section 5.2 for non-GAAP measures.

Strategic report

2.1
Strategy and market overview



Landfall at Kalstø of gas condensate pipeline from Sleipner – Sverre Rønnevig

Equinor's business environment

Market overview

The global economy rebounded strongly in 2021, following the deep pandemic-driven fall in 2020. During 2021 further steps were taken on the path from recovery to expansion, and the economic growth for the full year was 5.6% year on year according to IMF[3]. However, the rapid demand recovery generated significant imbalances in several markets, resulting in climbing inflation across countries. Moreover, supply shortages and transport bottlenecks triggered by the pandemic response proved far more persistent than anticipated, and labour shortages and a confluence of other factors evoked surging energy prices.

Despite ongoing concerns about new Covid variants, comprehensive vaccination programmes in western economies allowed for economies to open and growth to pick up. A sharp recovery, particularly in the first half of the year was led by an upswing in aggregate demand boosted by households' release of excess savings and pent-up demand for goods and services. Entering the autumn, the built-up imbalances became more evident, and threats of new Covid variants were looming. In 3Q 2021 the global expansion weakened, due to the Delta variant disruptions, rising inflation and broadening supply shortages slowing the activity level in the industrial sector.

Amidst record high inflation, increasing labour market tightness and fiscal policy hurdles, the US economy rebounded sharply, and 2021 GDP growth was at 5.6% year on year. The Eurozone's 2021 GDP growth was at 5.2% year on year, backed by solid

increase in demand, but the energy crisis and mobility restrictions during the autumn dampened growth. China's growth rate for 2021 was 8.1% year on year, but economic activity abated during the year, faced with headwinds from the real estate sector, an energy crunch and intermediate goods shortages limiting manufacturing output and growth.

Economic development in 2021 was strong, but major uncertainties remain as the pandemic still maintains its grip. Furthermore, the energy crisis seen during the year may reflect conflicting objectives of the energy transition. Current renewable energy generation capacity has not yet proven to be of sufficient size to meet demand, and that potentially points to higher and more energy inflation ahead. Given the softer pace of growth in 4Q 2021 the handoff to 2022 was weak. Broad price pressures continue to eat into purchasing power and could spill over to wage rises in tight labour markets. Inflationary concerns have led major central banks towards faster monetary tightening, and the pace of US monetary tightening could have widespread impact on global financial markets and economic growth. The near-term outlook hinges on the spread of Omicron and corresponding restrictions on economic activity, with China's zero Covid-tolerance being a potential threat to growth with international repercussions. Despite expectations of gradual easing, continued upward inflationary pressures from supply chain disruptions and elevated energy prices could also dampen growth momentum. Global growth in 2022 is expected to be 4.2% year on year, with risks skewed towards the downside.

Oil prices and refinery margins

Oil prices were on a rising trend throughout 2021, although not a smooth and steady one. Dated Brent rose from 50 USD/barrel in early January to 77 USD/barrel by the end of

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[3] All 2021 GDP growth rates are from IMF World Economic Outlook January 2022

December, with a peak of 86 USD/barrel in late October. The annual average price rose from 41.7 USD/barrel in 2020 to 70.7 USD/barrel in 2021. Global crude oil balances were generally in deficit throughout the year. The IEA shows the deficit at -1.1 million barrels/day, or -400 million barrels throughout the year. This resulted in the large storage build-up during 2020, gradually being reversed. By the end of the year, global stocks were at the low end of a 5-year range, and the oil market was perceived to be tight.

A main contribution to the tightness was that Opec+ agreed in July to keep raising their output level by 0.4 million barrels/day each month through September 2022, when output is expected to return to the same level as in October 2018. Opec+ is the co-operation between Opec and Russia, plus nine other states. As part of the agreement, monthly meetings were held to evaluate the need for changes to this plan based on market developments. This brought some predictability to the market, resulting in less volatility when compared to 2020. Another contribution was that US shale oil companies were under pressure from their shareholders to use their higher cashflow to pay debt and dividends, rather than to drill more wells and increase production.

In 1Q 2021, prices rose in January as Saudi Arabia announced an extra voluntary cut of 1 million barrels/day. This led to a scramble for alternative supply. Much ended up being taken from the US, leading to additional stock draws. However, prices stalled at 55 USD/barrel as the joint comprehensive plan of action (JCPOA) talks regarding Iran's nuclear program resumed, leading to increased likelihood over an immediate end to US sanctions on Iranian oil exports and significant supply returning to market. The round of negotiations ended without result, but Iran was seen to raise crude oil supply to China anyway without obvious impact on prices. In February, prices continued to rise as vaccination programs started in earnest and expectations of an end to mobility restrictions. Along with further cuts announced by Saudi Arabia in early March, this pushed the price up to 69 USD/ barrel. However, in late March, news of potential problems with the AstraZeneca vaccine and a dip in Chinese buying led to a drop to 64 USD/ barrel.

In 2Q 2021, prices rose again, reaching 70 USD/ barrel by mid-May. Demand rose while Opec and Russian supply remained restricted. However, market concerns persisted, with new virus outbreaks in Asia, and a new round of JCPOA talks leading again to expectations of additional crude oil from Iran returning to market. The level at 70 USD/ barrel was largely related to investor's positions, but as prices did not break the 70 USD/ barrel mark, the underlying futures contracts were sold, leading to a drop to 66 USD/ barrel in late May. Also, the Colonial pipeline, the main product pipeline from Houston to New York suffered a hacker attack, leading to stock builds on the Gulf Coast. In June, easing of mobility restrictions led to a demand rise that was higher than the restricted supply growth from Saudi Arabia and Russia, taking prices up to 76 USD/ barrel by end of June. The tight market led the Biden Administration to ask Opec to raise output just after the IEA released their Net Zero Emission report.

In 3Q 2021, prices fell gradually back to 66 USD/ barrel in mid-August, before rising again to 78 USD/ barrel by end-September. In early July, the Opec+ cooperation was formalized,

saying that output from the group each month would rise by 0.4 million barrel/d. The fall in price to 66 USD/ barrel was largely due to uncertainty over demand, caused by the outbreak of the Covid-19 Delta variant. Adding to the weakness, China started to restrict product export quotas, leading to lower crude oil intake. In late August, the hurricane Ida hit the US Gulf coast, leading to a loss of around 30 million barrels of Gulf of Mexico production. Along with stagnant shale oil production, this led to low stocks in the US. European stocks had fallen to 2019 levels at the end of the quarter, supporting a price rise in September. Gas prices saw a significant increase to levels above those for oil products. This led to expectations for a shift in demand from gas to oil in power plants and for heating.

In 4Q 2021, prices first rose to 86 USD/ barrel in late October, then tapered off, before falling to below 70 USD/ barrel in late December, finally ending the volatile year at 77 USD/ barrel. The rise was caused by concern that several Opec countries appeared to no longer have the production capacity that the Opec+ production quota increase was based on. This was mainly due to low field investments and maintenance issues. Even Russia was seen close to actual capacity. That raised questions over where supply in 2022 should come from. Price reactions were still muted by expectations for a strong rise in US shale oil supply at this price level. On November 25, news of the Omicron virus emerged. The next day, oil prices had their largest single-day drop ever, by 9 USD/ barrel. Prices stayed low in December on fears of new lockdowns which would reduce demand. The rise at year-end was a paper market effect. Investors who held equities and bonds feared that the high inflation in the US would lead to rising interest rates, which would reduce values of equities and fixed-rate bonds. They therefore shifted portfolios toward commodities that would follow or drive inflation, including oil.

Refinery margins
Refinery margins in North-West Europe stayed low in 1Q 2021 and moderate in 2Q 2021. They then rose sharply throughout 3Q 2021, while the level in 4Q 2021 was the highest for at least the past 10 years. The development largely followed the growth in products demand, as virus restrictions were eased and vaccination programs gained speed. IEA shows global demand rising by 5.7 million barrels per day from 93.3 in 1Q 2021 to 99.0 in 4Q 2021. Refinery intake only rose by 4.5 million barrels per day. A reason for the lower intake growth was developments in China. In June, authorities put taxes on imports of gasoline and diesel components, which had earlier let independent refineries have a margin advantage on such components. In 4Q 2021, they also reduced the crude import and product export quotas for domestic refineries as part of efforts to reduce carbon emissions. As a result, Chinese refinery intake did not rise from 1Q 2021 to 4Q 2021, despite the start-up of two large new refineries. US Gulf Coast capacity was also hit first by a cold snap in February and then by Hurricane Ida in September, both leading to periods of outage.

The very high margins in 4Q 2021 mask a much higher operating cost level. Gas prices rose sharply, and many refineries are fuelled with grid gas. Many also use gas to produce hydrogen, which is used for desulphurisation of products, and in certain upgrading units. High gas prices also led to higher prices of electricity and for carbon emission allowances, as more of the electricity came from coal-fired plants. Effects were then individual to each refinery, also depending on to what extent it had hedged gas prices, but in general it appears that these extra costs were passed on to consumers. The cost level led to a preference for light, low-sulphur crudes that require little hydrogen use. Margins peaked in October, as the emergence of the Omicron virus in late November led to concerns about demand ahead.

Natural gas prices
Gas prices – Europe
The European gas market experienced an unprecedented price rally in 2021 only a year after a strong drop in demand and an oversupplied market. The average gas price in 2021 rallied to 15.8 USD/mmBtu TTF, which is five times higher than the average gas price in 2020 of 3.2 USD/mmBtu. The combination of robust demand growth as economies recovered from the Covid pandemic, prolonged winter, dry summer, and unplanned supply outages led to tight markets. The continuation of strong Asian and South American demand for LNG in the summer, combined with continued supply constraints for LNG and European production, meant that Europe was unable to restock at anywhere near a normal rate, thus putting upward pressure on gas prices. The real shock for the market came, however, in Q4 2021 when Russian pipeline supply via the Yamal-Europe route dropped sharply to less than a third of normal levels. In the second part of December, the shipments via the Yamal-Europe switched to reverse flows from Germany to Poland. That, together with French nuclear issues, and below than normal temperatures drew European storage stocks significantly down below their 5-year average in mid-December and resulted in a record gas price of above 60 USD/mmBtu on 21 December 2021.

Gas prices – North America
The Henry Hub spot price averaged 3.9 USD/mmBtu for the year, nearly doubling from 2.0 USD/mmBtu in 2020. Modest production growth, resilient demand and strong LNG exports were key factors driving the price increase. Despite higher oil and gas prices, producers kept focus on free cash flow and balance sheet repairs rather than production growth. Drilling activity increased in 4Q21, but overall growth remained below 2% year-over-year. On the demand side, low coal inventory forced the thermal power market to burn more natural gas than coal-to-gas switching economics would normally incentivise. Residential, commercial, and industrial demand remained unchanged. US LNG exports grew by 50% year-over-year, from 64 Bcm to 96 Bcm. In addition to new export capacity on the US Gulf Coast, favorable international gas prices, in Europe and Japan in particular, drove terminal utilization up and exports to record highs

Global LNG prices
The global LNG market has seen extraordinary high prices during 2021. This was caused by a cold winter with power shortages in the Far East as well as strong Chinese buying during the spring months, which are usually a period with seasonally low imports, as well as a series of both planned and unforeseen outages (Australia, Indonesia, Malaysia, Norway and the US). While around 170 to 180 cargoes were cancelled in 2020 as prompt price fell below what was needed to cover marginal cost of production, none were cancelled in 2021 for that reason. It has been a year of extreme price movements,

with the lowest reported price at 5.56 USD/mmBtu and the highest reported price at 56.33 USD/mmBtu, with an average of 18.6 USD/mmBtu. It was the year when natural gas became a premium product compared to crude oil as gas overtook oil in price per energy content. A key market driver of price has been the volatility in the European gas markets as the Far East and Europe compete for the same cargoes globally. As an effect, European price shocks have filtered into the Asian LNG price.

European electric power and CO_2 prices
Electric power prices in the major Western European markets (UK, France, Germany, Belgium, Netherlands, Spain and Italy) averaged 112.5 EUR/MWh in 2021, more than a trebling compared to 2020. While the Covid-19 crisis dampened demand and prices in 2020, 2021 was characterised by surging commodity and EU ETS prices, lower than expected wind output and recovering electric power demand as Covid-19 measures eased. Power prices were relatively stable in the first half of the year, before skyrocketing after the summer. December ended up with a staggering average price of 256 EUR/MWh, more than a quadrupling since January. Gas prices saw a similar increase as power in the same period, while the EU ETS price more than doubled. The EU ETS reached record highs in 2021, with the price reaching a peak of 90 EUR/t on 8 December. The surge in allowance prices was driven by several factors, including 1) reduced number of allowances through the market stability reserve mechanism, 2) expectations of future market tightness through the EU "Fit-for-55" package, and 3) fuel-switching to more carbon intensive coal due to high gas prices, thus increasing emissions and the demand for allowances. The German electricity sector emissions rose for the first time since 2013 causing them to miss 2021 climate targets, even if more than 40% of the sector's electric power generation came from renewables. In the EU, installations of new renewable capacity were record high in 2021, adding 24 GW of solar and 17 GW of wind capacity.

Equinor's corporate strategy
Equinor is an international energy company committed to long term value creation in a low carbon future. Equinor is inspired by its vision of being a leading company in the energy transition on a path to net zero. Therefore:

Equinor's updated strategy is to create value as a leader in the energy transition by pursuing high-value growth in renewables and new markets opportunities in low carbon solutions at the same time as it optimises its oil and gas portfolio. Equinor's strategy continues to be guided by the three strategic pillars: Always safe, High value, Low carbon.

Equinor is changing from a position of strength. With a highly competent organisation, our values at the core and a long history of technology and innovation, Equinor is in a unique position to become a leading company in the energy transition. Nevertheless, Equinor recognises that climate change has become the major challenge in the energy context which remains volatile. The world's energy systems are in rapid transition to meet the challenge. The journey towards net zero creates new industry opportunities, and Equinor is ready to seize these opportunities. As Equinor transforms, it must strike the right balance between generating cashflow to enable the transition, supporting our core business, growing in new energy areas and continuing as an attractive investment for our shareholders. To do so, Equinor is concentrating its strategy realisation and development around the following areas:

- **Optimised oil and gas portfolio** – strengthening competitiveness and value creation with reducing emissions from operations as top priority. New exploration acreage will be focused on areas with existing infrastructure, limiting our frontier exploration.
- **High value growth in renewables** – building a profitable business and looking to increase returns on offshore wind through regional synergies, project financing, strategic farm downs to be among the top global players in offshore wind and test future business in selected onshore markets.
- **New market opportunities in low carbon solutions** – using our capabilities and operational experience from carbon capture and storage at Sleipner and Snøhvit to develop low carbon solutions and value chains aiming for a leadership position in the European CCS market with a market share above 25%.

While concentrating on the areas above to develop and realise its strategy, Equinor's strategic pillars remain firm and continue to guide our business.

Always safe - safety is Equinor's top priority. Equinor works hard to reduce risk and avoid incidents and injuries, both among our own employees and those of our suppliers. Everyone working for Equinor should return safely from work and Equinor will step up its safety performance through a One Equinor culture, more proactive safety leadership and forceful implementation of the "I am Safety" Roadmap.

High value - Equinor will drive competitive performance and efficiency improvements will remain a priority. Equinor's growing oil and gas cashflow will enable the transformation and ensure value creation for Equinor's shareholders and society. NCS assets are expected to generate substantial cashflow during the coming decade. The portfolio is resilient to low prices, has fast return on investments and world-class breakevens. We are growing cashflow from our international portfolio, making it more robust towards lower prices. Projects in Brazil and the Gulf of Mexico, coming onstream from the mid-2020s, will contribute significantly. Through our positions in the offshore wind market and European low carbon solutions, we will build a pipeline of future projects. We will utilise our trading and midstream capabilities to optimise the portfolio of commodities that we provide to our customers, together with new products and services from low carbon solutions.

Low carbon - Equinor's long-term ambition is to become a net zero company by 2050. Equinor has set interim ambitions for its portfolio, to establish a pathway to net zero. Equinor aims to reduce its group-wide emissions by 50% by 2030, reinforcing its commitment to reduce net carbon intensity for the energy provided by 20% by 2030 and 40% by 2035. Those ambitions are backed by actions such as: Reducing emissions from our oil and gas operations, increasing renewables capacity, establishing value chains in CCS and hydrogen, increasing the

share of non-combusted products from hydrocarbons, and using high-quality carbon sinks. In the longer term, a decline in oil and gas production will also drive reductions in net carbon intensity towards net zero in 2050.

With its clear ambition to become a net zero energy company by 2050, Equinor maintains its advantage as a leading company in carbon-efficient oil and gas production while building a low carbon business to capture new opportunities in the energy transition. Equinor believes a lower carbon footprint will make it more competitive in the future and sustainability is integrated in Equinor's strategic work. Our four sustainability priorities are closely linked with our strategic pillars and focus areas. Further information can be found in section 2.14 Safety, security and sustainability and in the 2021 Sustainability report.

To deliver on the strategy, Equinor has four key strategic enablers that strengthen the company's competitiveness:

- **Safety, security, and sustainability (SSU)** is focused on taking care of people, the environment and assets while enabling Equinor's accelerated transition. Stakeholder expectations on safety, security and sustainability are ever increasing and Equinor aims to meet them. We are improving our capabilities to respond to and truly understand the business risks and opportunities connected to climate, human rights and social responsibilities, and the environment. We are strengthening our management of evolving security threats and interconnected cyber, physical and insider risks. We always strive to learn from previous incidents to further improve the safety work in Equinor. Higher risk awareness, better exchange of learning from incidents and faster implementation of findings will be areas to strengthen as we continue to improve the development of our safety performance in the coming years. The extensive use of competence centres will enable us to efficiently prioritise and mobilise behind the most important tasks for Equinor, whilst developing skills and capabilities for the future within the SSU community.
- **High quality execution of activities** in close collaboration with suppliers to maximise value creation. Our portfolio represents a large opportunity set within Oil & Gas, Renewables and Low Carbon Solutions, and our execution excellence creates synergies across the different disciplines. Our offshore pioneering position has been demonstrated by world class project and drilling executions, highlighted by both the benchmark agency Rushmore and Independent Project Analysis (IPA). In addition, Equinor is delivering a large improvement agenda to ensure that our execution capabilities continue to be in the top of international benchmarks. It includes new technology, digital advances and new ways of working both internally and with our suppliers.
- **Technology and innovation powerhouse** to unlock new opportunities and enhance value creation. We have transformed many times over the past five decades and technology and innovation advances have always been a part of our DNA. Shaping the next generation solutions together with the external ecosystem is our vision, and we strongly believe in continuing to strengthen our competitive advantage outside the current position. An increased focus on potential pace and scale across the company have been established, to make sure that we prioritise our focus

on the energy transition opportunities where it would matter the most.

- **Our people** are our most valuable asset, and it is their collective competence that enables us to deliver on our strategy. To deliver on the energy transition we are adapting, expanding and replenishing our competence and capacity to meet new business challenges. We are building on strong core competencies and we are investing in learning to support our employees in accelerating the development of their skillsets. This also means attracting and retaining key talent in a highly competitive market and we are further strengthening our talent attraction and retention efforts, creating engagement and pride around our purpose and strategy. Our focus on flexibility, collaboration and inclusiveness will continue, along with the evolution of our operating model and ways of working to further strengthen our competitiveness.

With the updated strategy focusing on leadership and value creation in the energy transition and supported by its existing pillars and updated enablers, the Business Areas (BAs) are well on the way with their response to realise and execute on Equinor's new strategy.

Transforming the Norwegian continental shelf (NCS) to deliver value for decades

For 50 years, Equinor has explored, developed and produced oil and gas from the NCS. It represents approximately 65% of Equinor's equity production at more than 1.35 mmboe per day in 2021. The cashflow from NCS in 2021 reached a record high of more than USD 20 billion. We expect that NCS cash flow and value generation capacity will continue to be substantial going forward.

Equinor is continuing to add highly profitable barrels through exploration and increased oil and gas recovery. In 2021 Equinor made eight commercial discoveries in areas close to existing infrastructure. The production outlook for the next decade has been further strengthened with an expected production growth towards 2026 and a 2030 forecast at current production level.

In 2021 several important projects were approved, and new projects came on stream. The partners in the Åsgard licence decided to invest approximately NOK 1.4 billion to further develop the field and implement the Åsgard B low-pressure project. The plan for developing the Breidablikk field was approved. Both Martin Linge and Troll phase 3 came on stream. With a breakeven price of less than USD 10 per barrel oil equivalents, Troll phase 3 is one of the most profitable projects in Equinor's history. The gas is also produced with record-low CO_2 emissions, less than 0.1 kilo per barrel oil equivalent.

Equinor is continuing to improve the efficiency, reliability, carbon emissions and lifespan of fields already in production - with all time high Production Efficiency for EPN assets and all-time low maintenance backlog. The unit for late life assets (FLX) has continued to develop new ways of working to realize the full potential of our late life fields. The results from FLX so far are promising with realized improvements on safety indicators, operational performance, and financial results.

Our efforts to reduce CO_2 emissions from NCS operations are progressing. Continued focus on operational measures are

reducing current and near-term emissions. The CO_2 abatement portfolio is maturing; the Sleipner and the Troll West partial electrification were approved by the authorities during 2021 while the PDO for Oseberg gas capacity upgrade and partial electrification was submitted to the authorities in November 2021.

In 3Q 2021 Equinor launched Norway energy hub, an industrial plan for the energy nation Norway, pointing at steps to be taken during the next decade. The plan is both an invitation to collaborate and a specification of what it takes to create new sustainable energy value chains for a net-zero future. The purpose is to contribute to the transition Norway will go through during the next decades. The plan outlines how Norway can maintain its position as an energy nation through investment in new renewable and low carbon industries. It shows what is needed to decarbonise oil and gas production, industrialise offshore wind, commercialise transport and storage of CO_2 and scale up hydrogen production. The plan includes investment estimates and points at policies necessary to trigger investments. It is not a plan for Equinor alone, rather an invitation to facilitate cooperation between Norwegian companies, the State and other organisations. This broad collaboration is necessary to ensure that Norway meets its climate goals, further develops expertise, creates new industrial jobs, provides stable access to more renewable energy and maintains the position as a reliable provider of clean energy.

Transforming the value of international oil and gas

Equinor has built its international oil and gas portfolio over the past 30 years, representing approximately 35% of Equinor's equity production at 0.7 million boe per day in 2021.

In 2021, Equinor made significant progress to focus and optimise its oil and gas portfolio with country exits from: Australia, Ireland (Corrib divestment to be completed in 2022), Kazakhstan, Mexico, Nicaragua, and South Africa. Further, the following assets were divested within established country positions: Bakken and Austin Chalk (US onshore), Terra Nova (Canada) and Bajo del Toro Este / Aguila Mora Noreste (Argentina onshore).

Equinor continues to optimise its strong set of development projects, and in 2021, made the final investment decision for Phase 1 of its operated Bacalhau field, off the Brazilian coast. Two satellites to block 17 in Angola came onstream. Aligned with its focused exploration strategy, Equinor is appraising the operated Monument discovery in the US Gulf of Mexico.

On the climate front, Equinor is assessing the potential for low carbon value chains around key international upstream assets. In the US northeast, Equinor is collaborating with partners and major industrial players to assess blue hydrogen and CCS around its onshore natural gas position.

Renewables - Developing a high value business

The renewable industry is changing and growing at an unprecedented pace, presenting opportunities for decades of growth. Equinor has a strong renewable development portfolio, and we are leveraging our core competencies in managing complex oil and gas projects when growing in offshore wind. By 2026 Equinor expects to significantly increase installed capacity from renewable projects under development, mainly based on the current project portfolio. Towards 2030, Equinor expects to increase installed renewables capacity further to between 12 and 16 GW[4], depending on availability of attractive project opportunities.

Becoming a global offshore wind major
Equinor has the last year continued to develop and optimise its offshore wind portfolio. The two first Dogger Bank projects are under construction and the last phase of the development, Dogger Bank C (1.2 GW), has been brough to investment decision in 2021. Equinor also adjusted the equity share by farming down a 10% stake to ENI in 4Q the same year to realise value. Dogger Bank will be the world's largest offshore wind farm development with an installed capacity of 3.6 GW - enough to supply 5% of UK electricity demand.

In the beginning of the year Equinor and bp completed their previously announced transaction in the US, whereby Equinor has sold a 50% interest in both the Empire Wind and Beacon Wind assets on the US east coast. The transaction was the first step in the strategic partnership in offshore wind where Equinor and bp are combining strengths to enable profitable growth in offshore wind in the US. Equinor will remain the operator of the projects in these leases through the development, construction and operations phases, and the wind farms will be equally staffed in operations.

In South Korea, Equinor continues to develop its position by developing an offshore wind portfolio and building local partnerships. In 4Q 2021 Equinor signed a memorandum of understanding with Korea East-West Power (EWP), one of South Korea's state-owned power generation companies, to cooperate on 3 gigawatts of offshore wind projects in the country. The partnership with EWP provides a strong basis for Equinor to develop a leading role in developing a pipeline of offshore wind projects needed in South Korea's ongoing energy transition. Equinor has also strengthened its position in the future Norwegian offshore wind market by entering into a collaboration agreement with Vårgrønn, a Norwegian renewable energy company established by HitecVision and Eni. The collaboration aims to jointly prepare and submit an application to the Norwegian authorities to develop floating offshore wind at Utsira North in the Norwegian North Sea.

Another collaboration agreement between Equinor, RWE Renewables and Hydro REIN was also signed early in 2021 for offshore wind in Norway. The three partners agreed to jointly prepare and submit an application to the Norwegian authorities to develop a large-scale bottom-fixed offshore wind farm in the Southern North Sea 2 area in the Norwegian North Sea. The partnership represents a strong combination of experience and expertise from offshore wind development, energy market insight and large-scale industrial project execution.

In the floating part of the offshore wind industry, Equinor continued the construction of Hywind Tampen, which will be the first floating windfarm connected to an oil and gas installation. Equinor believes floating wind has a large potential as up to 80% of the world's offshore wind potential will likely require floating solutions and continues to develop the portfolio as well as its efforts to reduce cost and risks to improve the

attractiveness of this technology globally. Our ambition is to bring floating wind towards commerciality by 2030.

Maturing opportunities in onshore renewables
Equinor believes in diversifying its renewable business and pursuing additional growth options in new markets and geographies. Having a flexible portfolio gives us the ability to provide power from numerous renewable energy sources including offshore wind, energy storage, solar and onshore wind. Over time we expect to build a profitable onshore growth platform in selected power markets. Last year Equinor expanded is activities by the acquisition of 100% of the shares in Polish onshore renewables developer Wento from the private equity firm Enterprise Investors. The transaction strengthened and diversified our portfolio in Poland. It gives Equinor an onshore growth platform in a transition market set for significant renewables growth.

Equinor sees a solid opportunity to create profitable businesses by deploying batteries and storage assets to satisfy the growing need to stabilize power markets, either as a part of offshore or onshore renewable assets or as separate units suppling services to the grid. In addition, Equinor is exploring opportunities and cooperation within the green hydrogen sector to build new and supporting value chain. Hydrogen is expected to become an integrated part of the future energy system and Equinor is taking positions adding clean hydrogen as an enabler for transport and storage of clean energy produced by renewables.

Midstream, marketing and processing (MMP) – Secure premium market access, grow value creation through cycles and build a low carbon business
MMP works to maximise the value creation in Equinor's global mid- and downstream positions. The business area is responsible for global marketing and trading of crude and petroleum products, natural gas, electric power and green certificates. This also includes marketing of the Norwegian state's natural gas and crude on the Norwegian continental shelf. MMP is also responsible for onshore plants, transportation and for the development of value chains to ensure flow assurance for Equinor's upstream production and to maximise value creation.

As part of the Equinor group, Danske Commodities, one of Europe's largest electricity traders, supports Equinor's strategy to build a profitable renewables business. In addition, MMP is responsible for developing low carbon value chains for Equinor, with key focus on transforming natural gas to clean hydrogen and developing carbon capture, usage and storage (CCUS) projects.

In 2021, MMP has made significant progress on developing low carbon solutions for a net zero future:

- The Northern Lights (Equinor 33.33%, operator) which is part of the Norwegian full-scale CCS Longship project is under development and expected to be operational in 2024. This is a milestone for commercial CCS in Europe.
- Equinor sold its refining business in Denmark supporting its strategy to focus its portfolio around core areas. Equinor is concentrating its refining position around Mongstad, Norway, where the company can leverage its integrated industrial cluster, expand the portfolio of low carbon energy

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[4] Including Wento and Equinor's shares in Scatec ASA

products provided and contribute to Equinor's efforts in the energy transition.

- The East Coast Cluster (ECC), formed by Equinor and partners, has been selected by the British government as one of the first two carbon capture, usage, and storage (CCUS) clusters with deployment by the mid-2020s in the UK.
- Northern Endurance Partnership is the offshore CO_2 transport and storage infrastructure of the ECC. Equinor is partner in NEP together with four other energy companies and holds the CO_2 storage licence Endurance together with NGV and bp.
- Equinor's H2H Saltend project is a part of the ECC and will produce blue hydrogen at industrial scale. Phase 2 of the cluster sequencing process, where emitter projects will submit their bid to connect to the ECC infrastructure is now ongoing. Equinor is submitting bids for Hydrogen to Humber Saltend in addition to three clean power projects in the phase 2 process.
- Applications for new CO_2 storage licenses on the NCS were submitted to the Norwegian government.
- Barents Blue Ammonia, where Equinor is partner with Horisont Energi and Vår Energi, was awarded funding from Enova to establish a blue ammonia production plant in Finnmark.
- Progressed a plan to partially electrify the Norwegian Kårstø gas processing plant, reducing emissions by 0.5 MT CO_2.



Modules for the Johan Castberg FPSO leaving Aker Solutions in Egersund in September 2021, headed for Stord.

Group outlook

- **Organic capital expenditures**[5] are estimated at an annual average of around USD 10 billion for 2022-2023 and at an annual average of around USD 12 billion for 2024-2025[6].
- **Production**[7] for 2022 is estimated to be around 2% above 2021 level.
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 40 mboe per day for the full year of 2022.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity, the ongoing impact of Covid-19, Russia's invasion of Ukraine and our subsequent decision to stop new investments into Russia and to start the process of exiting our Russian joint ventures represent the most significant risks related to the foregoing production guidance. Our future financial performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the. For further information, see section 5.8 Forward-looking statements.

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[5] See section 5.2 for non-GAAP measures

[6] USD/NOK exchange rate assumptions of 9.

[7] The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

2.2
Business overview

History in brief

18 September 1972

Equinor, formerly Statoil, was formed by a decision of the Norwegian parliament and incorporated as a limited liability company under the name Den norske stats oljeselskap AS. At the time owned 100% by the Norwegian State, Equinor's initial role was to be the government's commercial instrument in the development of the oil and gas industry in Norway. Growing in parallel with the Norwegian oil and gas industry, Equinor's operations were primarily focused on exploration, development and production of oil and gas on the Norwegian continental shelf (NCS).

1979 – 1981

The **Statfjord** field was discovered in the North Sea and commenced production. In 1981 Equinor was the first Norwegian company to be given operatorship for a field, at **Gullfaks** in the North Sea.

1980s and 1990s

Equinor grew substantially through the development of the NCS (Statfjord, Gullfaks, **Oseberg, Troll** and others). In the 1990s, Equinor started to grow internationally. Equinor also became a major player in the European gas market by entering into large sales contracts for the development and operation of gas transport systems and terminals. During these decades, Equinor was also involved in manufacturing and marketing in Scandinavia and established a comprehensive network of service stations. This line of business was fully divested in 2012.

2001

Equinor was listed on the Oslo and New York stock exchanges and became a public limited company under the name Statoil ASA, now Equinor ASA, with a 67% majority stake owned by the Norwegian State.

2007 - 2018

Equinor's ability to fully realise the potential of the NCS and grow internationally was strengthened through the merger with Norsk Hydro's oil and gas division on 1 October 2007. Equinor's business grew as a result of substantial investments on the NCS and internationally. Equinor delivered the world's longest multiphase pipelines on the **Ormen Lange** and **Snøhvit** gas fields, and the giant Ormen Lange development project was completed in 2007.

By 2007, Equinor had expanded into Algeria, Angola, Azerbaijan, Brazil, Nigeria, UK, and the US Gulf of Mexico, amongst others.

2018 - 2019

Statoil ASA changed its name to Equinor ASA, following approval of the name change by the company's annual general meeting on 15 May 2018. The name supports the company's strategy and development as a broad energy company in addition to reflecting Equinor's evolution and identity as a company for the generations to come.

The record-breaking **Johan Sverdrup** field came on stream in October 2019. It is powered by electricity from shore, making it one of the most carbon-efficient fields worldwide.

2020 - 2021

Equinor sets an ambition be a leading company in the energy transition and to become **a net-zero company by 2050,** including emissions from production to final energy consumption.

Equinor announced changes to the reporting segments, corporate structure and the corporate executive committee (CEC) to further strengthen its ability to deliver on Equinor's always safe, high value, low-carbon strategy. The changes will support improved value creation from Equinor's world-class oil and gas portfolio, accelerated profitable growth within renewables and the development of low-carbon solutions.

In January 2021, civil works began at the **Northern Lights** development for carbon transport and storage. In June 2021, the final investment decision was made for the first phase of the development of the **Bacalhau** field. The **Martin Linge** field was brought on stream in June 2021, driven by electric power from shore. The third phase of the **Troll** field development came on stream in August 2021, producing from the Troll West gas cap. The electrification of **Troll West** is underway. In November 2021, the decision was made to develop the third phase of the **Dogger Bank** offshore windfarm. To meet the growing demand, Equinor **scaled up gas production** from the NCS in 2021.

Current activities

Equinor's access to crude oil in the form of equity, governmental and third-party volumes makes Equinor a large seller of crude oil, and Equinor is the second largest supplier of natural gas to the European market. Processing, refining, offshore wind and carbon capture and storage are also part of our operations.

In recent years, Equinor has utilised its expertise to design and manage operations in various environments to grow upstream activities outside the traditional area of offshore production.

Equinor operates in around 30 countries and as per 31 December 2021 employs 21,126 people worldwide. Equinor's head office is located at Forusbeen 50, 4035 Stavanger, Norway. The telephone number of its registered office is +47 51 99 00 00.



Statfjord A.



Gullfaks A.



Peregrino B.



Melkøya, Hammerfest.



Tommeliten.



Hywind Scotland.



Johan Sverdrup.

The following tables display major projects operated by Equinor, as well as projects operated by Equinor's licence partners.
More information about ongoing projects is provided in the E&P Norway, E&P International, E&P USA, MMP and REN sections.
In our portfolio, an additional 30-35 projects are in the early phase, maturing towards sanction.

Project startups and completions 2021

Name of project	Equinor's interest	Operator	Area	Type
Vigdis boosting station	41.50%	Equinor Energy AS	North Sea	Oil
Zinia phase 2, block 17 satellite	22.15%	Total E&P Angola Block 17	Congo basin, Angola	Oil
Martin Linge	70.00%	Equinor Energy AS	North Sea	Oil and gas
Guañizuil 2A solar power project[1]	50.00%	Scatec Solar Argentina B.V.	San Juan, Argentina	Solar
Troll phase 3, tie-in to Troll A	30.58%	Equinor Energy AS	North Sea	Gas and oil
Ærfugl 2	36.17%	Aker BP ASA	Norwegian Sea	Gas and condensate
CLOV phase 2, block 17 satellite	22.15%	Total E&P Angola Block 17	Congo basin, Angola	Oil

Ongoing projects with expected startups and completions 2022-2026[2]

Name of project	Equinor's interest	Operator	Area	Type
Gudrun phase 2	36.00%	Equinor Energy AS	North Sea	Oil and gas
Peregrino phase 2	60.00%	Equinor Brasil Energia Ltd	Campos basin, Brazil	Oil
Askeladd, tie-in to Snøhvit	36.79%	Equinor Energy AS	Barents Sea	Gas and condensate
Njord future	27.50%	Equinor Energy AS	Norwegian Sea	Oil
Bauge, tie-in to Njord A	42.50%	Equinor Energy AS	Norwegian Sea	Oil and gas
Hywind Tampen, Snorre field	33.28%	Equinor Energy AS	North Sea	Floating offshore wind
Hywind Tampen, Gullfaks field	51.00%	Equinor Energy AS	North Sea	Floating offshore wind
Johan Sverdrup phase 2	42.63%	Equinor Energy AS	North Sea	Oil and associated gas
Dalia phase 3, block 17 satellite	22.15%	TotalEnergies E&P Angola S.A.	Congo basin, Angola	Oil
Vito	36.89%	Shell Offshore Inc	US Gulf of Mexico	Oil
Åsgard B low pressure	34.57%	Equinor Energy AS	Norwegian Sea	Oil and gas
North Komsomolskoye[3]	33.33%	SevKomNeftegaz LLC	West Siberia	Oil and gas
Ekofisk removal campaign 3	7.60%	ConocoPhillips Skandinavia AS	North Sea	Field decommissioning
Azeri Central East	7.27%	BP Exploration (Caspian Sea) Ltd	Caspian Sea	Oil
Breidablikk	39.00%	Equinor Energy AS	North Sea	Oil
Kristin South	54.82%	Equinor Energy AS	Norwegian Sea	Oil and gas
Northern Lights	33.33%	Northern Lights JV DA	North Sea	Carbon storage
Johan Castberg	50.00%	Equinor Energy AS	Barents Sea	Oil
Bacalhau phase 1	40.00%	Equinor Energy AS	Santos basin, Brazil	Oil and gas
Dogger Bank A, B and C[4]	40.00%	SSE Renewables	North Sea, UK	Offshore wind
Troll West electrification	30.58%	Equinor Energy AS	North Sea	Power from shore
Askeladd West, Snøhvit satellite	36.79%	Equinor Energy AS	Barents Sea	Gas and condensate

1) Technical service provider is Scatec Equinor Solutions Argentina SA.
2) Covid-19 creates considerable uncertainty, and we are unable to predict the course of the pandemic or the impact.
3) In February 2022, Equinor announced its intention to exit its business activities in Russia. See note 27 Subsequent events to the consolidated financial statements.
4) Equinor assumes operatorship when wind farms come on stream. Percentage is after Dogger Bank C divestment, closed in February 2022.

Research and development

Technology and innovation are identified as enablers to deliver on Equinor's strategy. Equinor continually researches, develops and implements innovative technologies to create opportunities and enhance the value of its current and future assets. A new technology strategy is being set out, to enable Equinor to stay at the forefront of the energy transition and create long-lasting value.

Equinor's technology strategy sets the direction for technology development and implementation to meet Equinor's ambitions. Equinor prioritises and accelerates high-value technologies for broad implementation in existing and new value chains to:

- Optimise production from existing and near field resources
- Develop low carbon solutions for oil and gas
- Develop renewable energy opportunities

Equinor utilises a range of tools for the development of new technologies:

- In-house research and development
- Cooperation with academia, research institutes and suppliers
- Project-related development as part of field development activities
- Direct investment in technology start-up companies through Equinor Ventures' investment activities
- Invitation to open innovation challenges as part of Equinor Innovate

For additional information, see note 8 Other expenses to the Consolidated financial statements.



Slipforming at Dommersnes in July 2021, of substructures for Hywind Tampen floating offshore wind farm.

Equinor's competitive position

Equinor is an energy company with a portfolio dominated by oil and gas, but with an increasing share of renewable energy sources like offshore wind. Key factors affecting competition in all these segments are internal factors like costs, operational excellence, project execution, and technology development, and external factors like environmental and governmental regulations and access to acreage and leases.

When acquiring assets and licences for development of energy either from oil and gas, or from renewable energy sources, Equinor competes with other integrated oil and gas companies as well as other energy companies. Equinor also competes with these companies when marketing and trading crude oil, natural gas and related products, and power from renewable energy sources.

Equinor continues to optimise the oil and gas portfolio and explore new business opportunities in offshore wind, solar, hydrogen and carbon capture, usage, and storage (CCUS).

Improvements in cost and technology for renewables have rapidly changed the landscape in the recent years. Ambitious goals have been set for a low carbon energy business supporting Equinor's strategy; always safe, high value, low carbon and the commitment to contribute to a sustainable energy future and a net zero emission society.

Equinor's ability to remain competitive will depend, among other things, on continuous focus on reducing costs and improving efficiency, but also the ability to seize opportunities in new business areas, apply new and digital technologies, and reduce CO_2 emissions from operations.

The information about Equinor's competitive position in the strategic report is based on several sources such as investment analyst reports, independent market studies, and internal assessments of market share based on publicly available information about the financial results and performance of market players.

Where we are


Argentina
Brazil
Suriname
Venezuela
Bahamas
USA
Canada
Angola
Nigeria
Algeria
Libya
Germany
Poland
Ireland
UK
Belgium
Netherlands
Norway
Denmark
Azerbaijan
India
Tanzania
Russia*
South Korea
Japan
China
Singapore
Exploration
Development & production
Marketing & trading
Refining & processing
Low carbon project funnel
Renewables
Operator of assets
Presence
Representative office

* In February 2022, Equinor announced its intention to exit its business activities in Russia. See note 27 Subsequent events to the consolidated financial statements.

Equinor's value chain


Upstream
Midstream
Offshore
Onshore
Exploration
Oil & gas, renewables, CCS and H_2
Development & production
Oil & gas, renewables, CCS
Processing & refining
Oil & gas refining and storage, H_2, ammonia, biofuels, energy storage
Marketing & Trading
Oil & gas, including LNG
Electric power
Product transportation
Pipelines
Ships
Trains
Power grid
Use of sold products

Corporate structure

Equinor is a broad international energy company and its value chain includes most phases from exploration of hydrocarbons through development, production and manufacturing, marketing and trading, and a growing renewables business.

Effective 1 June 2021, Equinor made changes to the corporate structure and the corporate executive committee (CEC) to further strengthen its ability to deliver on Equinor's always safe, high value, low carbon strategy. The changes are intended to support improved value creation from Equinor's world-class oil and gas portfolio, accelerated profitable growth within renewables and the development of low carbon solutions. The new corporate structure consists of seven business areas and five corporate centre units.

Equinor's operations are managed through the following business areas: Exploration & Production Norway (EPN), Exploration & Production International (EPI), Exploration & Production USA (EPUSA), Marketing, Midstream & Processing (MMP), Renewables (REN), Projects, Drilling & Procurement (PDP) and Technology, Digital & Innovation (TDI).

Exploration & Production Norway (EPN)
Managing Equinor's upstream activities on the NCS, EPN explores for and extracts crude oil, natural gas and natural gas liquids in the North Sea, the Norwegian Sea and the Barents Sea. EPN aims to ensure safe and efficient operations and transform the NCS to deliver sustainable value for many decades. EPN is shaping the future of the NCS with a digital transformation and solutions to achieve a lower carbon footprint and high recovery rates.

Before 1 June 2021, EPN was referred to as Development & Production Norway (DPN).

Exploration & Production International (EPI)
EPI manages Equinor's worldwide upstream activities in all countries outside Norway and the USA. EPI operates across six continents covering offshore and onshore exploration and extraction of crude oil, natural gas and natural gas liquids; and implementing rigorous safety standards, technological innovations and environmental awareness. EPI's intent is to build and grow a competitive international portfolio - always safe, high value and low carbon.

Before 1 June 2021, EPI was referred to as Development & Production International (DPI). Additionally, from 1 June 2021, the former Development and production Brazil (DPB) is included in EPI and is no longer a separate business area.

Exploration & Production USA (EPUSA)
EPUSA manages Equinor's upstream activities in the US and US Gulf of Mexico, both onshore and offshore exploration, development and production of oil and gas. Equinor has been present in the US since 1987. EPUSA's ambition is to develop a

competitive portfolio in the US. EPUSA produced around 18% of Equinor's total equity production of oil and gas in 2021.

Before 1 June 2021, EPUSA was referred to as Development & Production USA (DPUSA).

Marketing, Midstream & Processing (MMP)
MMP works to maximise value creation in Equinor's global midstream and downstream positions. MMP is responsible for global marketing and trading of crude, petroleum products, natural gas and electric power, including marketing of the Norwegian State's natural gas and crude on the NCS. MMP is responsible for onshore plants and transportation in addition to the development of value chains to ensure flow assurance for Equinor's upstream production and to maximise value creation. Low-carbon solutions such as carbon capture and storage and other low-carbon energy solutions, are also a part of MMP's responsibility.

Renewables (REN)
REN reflects Equinor's long-term goal to complement Equinor's oil and gas portfolio with profitable renewable energy. REN is responsible for wind farms, solar as well as other forms of renewable energy and energy storage. REN aims to do this by combining Equinor's oil and gas competence, project delivery capacities and ability to integrate technological solutions.

Before 1 June 2021, REN was referred to as New Energy Solutions (NES).

Projects, Drilling & Procurement (PDP)
PDP is responsible for field development, well deliveries and procurement in Equinor and aims to deliver safe, secure and efficient field development, including well construction, founded on world-class project execution and technology excellence. PDP utilises innovative technologies, digital solutions and carbon-efficient concepts to shape a competitive project portfolio at the forefront of the energy industry transformation. Sustainable value is being created together with suppliers through a simplified and standardised fit-for-purpose approach.

From 1 June 2021, PDP is a separate business area, while Research & Technology is part of the new business area Technology, Digital & Innovation (TDI).

From 1 June 2021, Exploration is part of EPN, EPI and EPUSA, based on the location of the exploration activities, and is no longer a separate business area.

From 1 June 2021, Global Strategy and Business development (GSB) no longer is a separate business area, and its tasks are covered by other corporate units.

Presentation

In the following sections in the report, the operations are reported according to the reporting segment. Underlying activities or business clusters are presented according to how the reporting segment organises its operations. See note 4 Segments to the Consolidated financial statements for further details.

As required by the SEC, Equinor prepares its disclosures about oil and gas reserves and certain other supplementary oil and gas disclosures based on geographic areas. Equinor's geographical areas are defined by country and continent and consist of Norway, Eurasia excluding Norway, Africa, USA and Americas excluding USA. For more information, see section 4.2 Supplementary oil and gas information (unaudited) in the Financial statements and supplements chapter.

Segment reporting

The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) consist of the business areas EPN, EPI, EPUSA, MMP and REN respectively. The operating segments, PDP, TDI and corporate staffs and functions are aggregated into the reporting segment "Other" due to the immateriality of these operating segments. Most of the costs within the operating segments PDP and TDI are allocated to the E&P Norway, E&P International, E&P USA, MMP and REN reporting segments.

Equinor's upstream activities in the USA are a separate reporting segment since the second quarter of 2020. As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment "Other". The new reporting structure has been applied retrospectively with comparable figures reclassified. The change has its basis in the increased strategic importance of the renewable business for Equinor and that the information is regarded useful for the readers of the financial statements.

Internal transactions in oil and gas volumes occur between reporting segments before such volumes are sold in the market. Equinor has established a market-based transfer pricing methodology for the oil and natural gas intercompany sales and purchases that meets the requirements of applicable laws and regulations. For further information, see section 2.10 Operational performance under Production volumes and prices.

Equinor eliminates intercompany sales when combining the results of reporting segments. Intercompany sales include transactions recorded in connection with oil and natural gas production in the E&P reporting segments, and in connection with the sale, transportation or refining of oil and natural gas production in the MMP reporting segment. Certain types of transportation costs are reported in both the MMP, E&P USA and the E&P International segments.

The E&P Norway segment produces oil and natural gas which is sold internally to the MMP segment. A large share of the oil produced by the E&P USA and E&P International segments is also sold through the MMP segment. The remaining oil and gas from the E&P International and E&P USA segments are sold directly in the market. In 2021, the average transfer price for natural gas for E&P Norway was 14.43 USD/mmbtu. The average transfer price was 2.26 USD/mmbtu in 2020. For the oil sold from the E&P Norway reporting segment to the MMP reporting segment, the transfer price is the applicable market-reflective price minus a cost recovery rate.

The following table shows certain financial information for the five reporting segments, including intercompany eliminations for the two-year period ended 31 December 2021.

For additional information, see note 4 Segments to the Consolidated financial statements.

Segment performance

(in USD million)	For the year ended 31 December 2021	2020
Exploration & Production Norway		
Total revenues and other income	**39,241**	11,895
Net operating income/(loss)	**30,471**	3,097
Non-current segment assets[1]	**35,301**	37,733
Exploration & Production International		
Total revenues and other income	**5,558**	3,489
Net operating income/(loss)	**326**	(3,565)
Non-current segment assets[1]	**15,358**	17,835
Exploration & Production USA		
Total revenues and other income	**4,149**	2,615
Net operating income/(loss)	**1,150**	(3,512)
Non-current segment assets[1]	**11,406**	12,586
Marketing, Midstream & Processing		
Total revenues and other income	**87,368**	44,945
Net operating income/(loss)	**1,141**	359
Non-current segment assets[1]	**3,019**	4,368
Renewables[2]		
Total revenues and other income	**1,411**	181
Net operating income/(loss)	**1,245**	(35)
Non-current segment assets[1]	**(45)**	(0)
Other[2]		
Total revenues and other income	**497**	241
Net operating income/(loss)	**(210)**	(63)
Non-current segment assets[1]	**3,288**	4,132
Eliminations[3]		
Total revenues and other income	**(47,300)**	(17,547)
Net operating income/(loss)	**(461)**	296
Non-current segment assets[1]	**-**	-
Equinor group		
Total revenues and other income	**90,924**	45,818
Net operating income/(loss)	**33,663**	(3,423)
Non-current assets[1]	**68,527**	76,657

1) Equity accounted investments, deferred tax assets, pension assets and non-current financial assets are not allocated to segments. Right of use assets according to IFRS16 are included in Other segment.
2) REN is a separate reporting segment from 1 January 2021. Previously, the activities in REN were reported in the segment 'Other'. The new reporting structure has been applied retrospectively with comparable figures reclassified.
3) Includes elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

The following tables show total revenues and other income by country.

2021 Total revenues and other income by country (in USD million)	Crude oil	Natural gas	Natural gas liquids	Refined products	Other	Total
Norway	30,731	25,419	7,250	7,075	1,652	**72,127**
US	7,370	1,786	1,240	1,133	1,191	**12,719**
Denmark	0	259	0	3,264	852	**4,376**
Brazil	0	15	0	0	9	**25**
Other	206	572	0	0	641	**1,419**
Total revenues and other income[1]	38,307	28,050	8,490	11,473	4,345	**90,665**

1) Excluding net income (loss) from equity accounted investments.

2020 Total revenues and other income by country (in USD million)	Crude oil	Natural gas	Natural gas liquids	Refined products	Other	Total
Norway	20,684	5,871	4,341	4,293	1,465	**36,555**
US	3,636	1,013	728	613	474	**6,564**
Denmark	0	66	0	1,628	382	**2,076**
Brazil	76	11	0	0	7	**95**
Other	112	251	0	0	112	**475**
Total revenues and other income[1]	24,509	7,213	5,069	6,534	2,441	**45,765**

Key figures

(in USD million, unless stated otherwise)	2021	For the year ended 31 December 2020	2019	2018	2017
Financial information					
Total revenues and other income	**90,924**	45,818	64,357	79,593	61,187
Total operating expenses	**(57,261)**	(49,241)	(55,058)	(59,456)	(47,416)
Net operating income/(loss)	**33,663**	(3,423)	9,299	20,137	13,771
Net income/(loss)	**8,576**	(5,496)	1,851	7,538	4,598
Non-current finance debt	**27,404**	29,118	21,754	22,889	23,763
Net interest-bearing debt before adjustments	**867**	19,493	16,429	11,130	15,437
Total assets	**147,120**	124,809	119,861	112,508	111,100
Total equity	**39,024**	33,892	41,159	42,990	39,885
Net debt to capital employed ratio[1]	**2.2%**	36.5%	28.5%	27.9%	27.9%
Net debt to capital employed ratio adjusted[1]	**(0.8%)**	31.7%	23.8%	29.0%	29.0%
ROACE[2]	**22.7%**	1.8%	9.0%	12.0%	8.2%
Operational data					
Equity oil and gas production (mboe/day)	**2,079**	2,070	2,074	2,111	2,080
Proved oil and gas reserves (mmboe)	**5,356**	5,260	6,004	6,175	5,367
Reserve replacement ratio (annual)	**1.13**	(0.05)	0.75	2.13	1.50
Reserve replacement ratio (three-year average)	**0.61**	0.95	1.47	1.53	1.00
Production cost equity volumes (USD/boe)	**5.4**	4.8	5.3	5.2	4.8
Average Brent oil price (USD/bbl)	**70.7**	41.7	64.3	71.1	54.2
Share information[3]					
Diluted earnings per share (in USD)	**2.64**	(1.69)	0.55	2.27	1.40
Share price at OSE (Norway) on 31 December (in NOK)[4]	**235.90**	144.95	175.50	183.75	175.20
Share price at NYSE (USA) on 31 December (in USD)	**26.33**	16.42	19.91	21.17	21.42
Dividend paid per share (in USD)[5]	**0.56**	0.71	1.01	0.91	0.88
Weighted average number of ordinary shares outstanding (in millions)	**3,254**	3,269	3,326	3,326	3,268

1) See section 5.2 Use and reconciliation of non-GAAP financial measures for net debt to capital employed ratio.

2) See section 5.2 Use and reconciliation of non-GAAP financial measures for return on average capital employed (ROACE).

3) See section 5.1 Shareholder information for a description of how dividends are determined and information on share repurchases.

4) Last day of trading on Oslo Børs was 30 December in 2021 and 31 December in 2020.

5) For 2021, dividends for the third and for the fourth quarters of 2020 and dividend for the first and second quarters of 2021 were paid. For 2020, dividends for the third and for the fourth quarters of 2019 and dividend for the first and second quarters of 2020 were paid.

2.3
Exploration & Production Norway (E&P Norway)



Martin Linge, North Sea.

Overview

The Exploration & Production Norway segment covers exploration, field development and operations on the NCS, which includes the North Sea, the Norwegian Sea and the Barents Sea. E & P Norway aims to ensure safe and efficient operations, maximising the value potential from the NCS. E & P Norway transforms the NCS using digital and carbon-efficient solutions and considers electrification of several offshore installations.

For 2021, Equinor reports production on the NCS from 43 Equinor-operated fields and nine partner-operated fields.

Key events and portfolio developments in 2021 and early 2022:

- Equinor′s production on the NCS remained largely unaffected by Covid-19 precautionary measures, such as manning limitations and quarantining.
- To meet the growing demand, Equinor and its licence partners scaled up gas production in 2021, e.g. from the **Gina Krog**, **Oseberg** and **Troll** licences. Gas export from Gina Krog boosted gas supplies to Europe by 8 million m^3 a day from 15 October. For more details, see section 2.6 MMP.
- Oil production from the **Johan Sverdrup** field was in the first half of 2021 ramped up to 535,000 barrels a day, which is 100,000 higher than anticipated at production start in October 2019.

- Gas production from the **Snøhvit** field is suspended after the fire at the Melkøya LNG plant in late September 2020. Production will resume when the refurbished Melkøya plant comes on line, expected in May 2022.
- Equinor and its licence partners made **eight commercial discoveries** on the NCS in 2021.
- On 19 January, Equinor was awarded **17** licences (**10** as operator) on the NCS in the **Awards for predefined areas** round **2020**.
- On 11 February, the MPE approved the plan for development and operation of a partial electrification of the **Sleipner** field centre. Planned investments are around NOK 850 million, and the field centre is expected to connect to the **Utsira high power hub** towards the end of 2022.
- On 4 March, Equinor and its licence partners decided to further develop the Åsgard field in the Norwegian Sea, investing around NOK 1.4 billion in **Åsgard B low pressure**. The platform is being modified to reduce inlet pressure, by replacing the reinjection compressors and rebuilding parts of the processing facility. The low-pressure production is expected to begin in 2023.
- On 22 April, the 11 foundations for the **Hywind Tampen** wind turbines were towed from Stord to Vindafjord, for further slipforming and mechanical outfitting. The Hywind Tampen floating wind farm is taking shape, expected on stream in the third quarter of 2022.
- On 23 April, Equinor and its licence partners decided to develop **Askeladd West**, a satellite to the Snøhvit gas field in the southern Barents Sea. Investments are estimated to be NOK 3.2 billion. Askeladd West is planned to be ready for first gas in the fourth quarter of 2025.

- On 17 June, Equinor and its licence partners decided to extend **Heimdal field life** by two years to 2023. Gas from new wells at **Valemon** is being processed at the Heimdal facilities, rendering a field life extension financially viable.
- On 23 June, Equinor was awarded **two** licences (as operator) in the Barents Sea in the **25th licensing round** on the NCS
- On 23 June, crane vessel *Sleipnir* installed the 12,050-ton substructure of the new processing platform at the Johan Sverdrup field. The second phase of the Johan Sverdrup field development advances towards production start in fourth quarter 2022.
- On 29 June, the MPE approved the plans for development and operation of **Breidablikk** oil field**.** The unitisation agreement was approved on 15 September, establishing a 39% share for Equinor**.** Approximately NOK 18.6 billion is planned to be invested in the field development. Production start is scheduled for the first half of 2024.
- On 30 June, the **Martin Linge** oil and gas field was brought on stream. The field is operated from shore. Investments in the field development were approximately NOK 63 billion. Energised in 2018, Martin Linge was the first field development on the NCS to be supplied with onshore power, considerably reducing its carbon footprint. The field was officially opened on 27 January 2022.
- On 27 August, the third phase of the Troll field development in the North Sea was brought on stream. **Troll phase 3** produces the gas cap of Troll West. The development uses existing infrastructure and investments were around NOK 8 billion.
- On 3 November, the second phase of the partner-operated **Ærfugl** oil and gas field development was brought on stream. In a subsea development six wells have been tied in to the Skarv FPSO in the Norwegian Sea, around 210 km west of Sandnessjøen.
- On 26 November, Equinor and its licence partners submitted to the MPE the plan for development and operation for **further developing the Oseberg field**. The plan comprises installation of two new compressors to boost recoverable gas volumes, and a partial electrification of the Oseberg field centre and Oseberg South platform.
- On 5 December, the refurbished vessel Njord Bravo was towed from Haugesund to Kristiansund. Once **Njord future**

comes on stream in the fourth quarter of 2022, the vessel will process and store oil and gas from the Njord A platform. Following the upgrade, the storage vessel is expected to be operational until 2040.
- On 7 December, Equinor entered into an agreement with Spirit Energy to acquire the company's production licences in the **Statfjord** area on the NCS and UKCS for USD 50 million, plus a contingent payment. The transaction has a commercial effective date of 1 January 2021 and is expected to be completed in the first half of 2022. Equinor plans to extend Statfjord's field life to 2040.
- On 17 December, the MPE approved the plan for development and operation of **Troll West electrification**. Troll B is planned to be partly electrified by 2024, and Troll C is expected to be fully electrified by 2026. Approximately NOK 7.9 billion is planned to be invested, and the Norwegian NO_x fund has committed NOK 520 million to the electrification. The Troll A platform, brought on stream in 1996, was the first electrified installation on the NCS.
- On 18 January 2022, Equinor was awarded **26** licences (**12 as operator**) on the NCS in the **Awards for predefined areas 2021**.
- On 1 February 2022, Equinor and its licence partners presented the impact assessment for **Wisting**. Since 1 December 2019, Equinor is operator of the Wisting field development, maturing towards sanction. On 17 December, Equinor agreed with Lundin Energy that Equinor assumes operatorship of the Wisting field also during the operational phase.
- On 2 February 2022, the MPE approved the plan for development and operation of **Kristin South** oil and gas field at Haltenbanken in the Norwegian Sea. The field will be developed in a subsea solution tied back to the Kristin platform. Investments in the first phase of the development are estimated to NOK 6.5 billion, and production is scheduled to start in 2024. The estimated life expectancy of the Kristin platform is 2034 and may be extended to 2042.
- On 17 February 2022, the **Johan Castberg** FPSO hull sailed from Singapore onboard heavy-transport vessel *Boka Vanguard*, headed for Stord yard, a 50-day voyage. First oil is scheduled for the fourth quarter of 2024.

Major producing fields and field developments operated by Equinor and Equinor's licence partners



- Selected Equinor operated fields
- Equinor operated fields under development
- Selected partner operated fields

Johan Castberg

Barents Sea

Snøhvit
Askeladd
Goliat
Hammerfest

Harstad

Aasta Hansteen

Arctic circle

Marulk
Ærfugl
Skarv
Norwegian Sea
Heidrun
Åsgard
Kristin
Trestakk
Tyrihans   Bauge
Mikkel   Njord

Ormen Lange   Trondheim

Snorre   Visund
Statfjord   Kvitebjørn
Gullfaks   Fram
Valemon   Troll
Martin Linge   Bergen
Oseberg
Northern Lights

Oslo

Ivar Aasen   Breidablikk
Gudrun   Grane
Gina Krog
Utgard   Stavanger
Sleipner   Johan Sverdrup

North Sea

Ekofisk

Fields in production on the NCS

The table below shows E&P Norway's average daily entitlement production for the years ending 31 December 2021, 2020 and 2019. Production in 2021 increased due to the ramp-up of Johan Sverdrup and Martin Linge, a higher flexible gas outtake from Oseberg and Troll, and new wells on Snorre and Skarv, partially offset by shutdown at Snøhvit and natural decline.

Average daily entitlement production

				For the year ended 31 December					
	2021			2020			2019		
	Oil and NGL	Natural gas		Oil and NGL	Natural gas		Oil and NGL	Natural gas	
Area production	mbbl/day	mmcm/day	mboe/day	mbbl/day	mmcm/day	mboe/day	mbbl/day	mmcm/day	mboe/day
Equinor operated fields	**585**	**101**	**1,223**	570	96	1,173	461	98	1,079
Partner operated fields	**58**	**13**	**141**	60	13	143	65	13	147
Equity accounted production	**-**	**-**	**-**	-	-	-	9	-	9
Total	**643**	**115**	**1,364**	630	109	1,315	535	111	1,235



Topside for the fifth Johan Sverdrup platform under tow to Haugesund 13-14 May 2021.

The following tables show the NCS entitlement production by fields in which Equinor was participating during the year ended 31 December 2021.

Equinor operated fields, average daily entitlement production

Field	Geographical area	Equinor's equity interest in %	On stream	Licence expiry date	Average production in 2021 mboe/day
Johan Sverdrup	The North Sea	42.63	2019	2036-2037	231
Troll Phase 1 (Gas)	The North Sea	30.58	1996	2030	198
Oseberg	The North Sea	49.30	1988	2031	126
Gullfaks	The North Sea	51.00	1986	2036	88
Aasta Hansteen	The Norwegian Sea	51.00	2018	2041	76
Visund	The North Sea	53.20	1999	2034	68
Åsgard	The Norwegian Sea	34.57	1999	2027	49
Tyrihans	The Norwegian Sea	58.84	2009	2029	39
Snorre	The North Sea	33.28	1992	2040	34
Kvitebjørn	The North Sea	39.55	2004	2031	30
Grane	The North Sea	36.61	2003	2030	23
Martin Linge	The North Sea	70.00	2021	2027	23
Statfjord Unit	The North Sea	44.34	1979	2026	22
Troll Phase 2 (Oil)	The North Sea	30.58	1995	2030	22
Sleipner West	The North Sea	58.35	1996	2028	21
Fram	The North Sea	45.00	2003	2024	20
Gina Krog	The North Sea	58.70	2017	2032	18
Gudrun	The North Sea	36.00	2014	2032	16
Mikkel	The Norwegian Sea	43.97	2003	2028	15
Heidrun	The Norwegian Sea	13.04	1995	2024-2025	11
Kristin	The Norwegian Sea	54.82	2005	2027-2033	10
Vigdis area	The North Sea	41.50	1997	2040	10
Trestakk	The Norwegian Sea	59.10	2019	2029	10
Norne	The Norwegian Sea	39.10	1997	2026	10
Tordis area	The North Sea	41.50	1994	2040	9
Valemon	The North Sea	66.78	2015	2031	8
Morvin	The Norwegian Sea	64.00	2010	2027	6
Alve	The Norwegian Sea	53.00	2009	2029	5
Utgard	The North Sea	38.44[1]	2019	2028	5
Sleipner East	The North Sea	59.60	1993	2028	4
Urd	The Norwegian Sea	63.95	2005	2026	4
Gungne	The North Sea	62.00	1996	2028	3
Statfjord North	The North Sea	21.88	1995	2026	2
Statfjord East	The North Sea	31.69	1994	2026-2040	1
Tune	The North Sea	50.00	2002	2025-2032	1
Sigyn	The North Sea	60.00	2002	2022	1
Byrding	The North Sea	70.00	2017	2024-2035	1
Veslefrikk	The North Sea	18.00	1989	2025-2031	1
Sygna	The North Sea	30.71	2000	2026-2040	1
Sindre	The North Sea	72.91	2017	2023-2034	0
Gimle	The North Sea	75.81	2006	2023-2034	0
Snøhvit	The Barents Sea	36.79	2007	2035	0
Heimdal	The North Sea	29.44	1985	2023	0
Total Equinor operated fields					1,223

Partner operated fields, average daily entitlement production

Field	Geographical area	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average production in 2021 mboe/day
Ormen Lange	The Norwegian Sea	25.35	A/S Norske Shell	2007	2040-2041	51
Skarv	The Norwegian Sea	36.17	Aker BP ASA	2013	2029-2036	42
Ivar Aasen	The North Sea	41.47	Aker BP ASA	2016	2029-2036	19
Goliat	The Barents Sea	35.00	Vår Energi AS	2016	2042	12
Ekofisk area	The North Sea	7.60	ConocoPhillips Skandinavia AS	1971	2028	12
Marulk	The Norwegian Sea	33.00	Vår Energi AS	2012	2025	4
Tor II	The North Sea	6.64	ConocoPhillips Skandinavia AS	2020	2028	1
Ærfugl Nord	The Norwegian Sea	30.00	Aker BP ASA	2021	2033	0
Enoch	The North Sea	11.78	Repsol Sinopec North Sea Ltd.	2007	2024	0
Total partner operated fields						141
Total E&P Norway including share of equity accounted production						1,364

1) The Utgard field in the North Sea spans the boundary between the Norwegian and UK continental shelves. The volumes pertain to the Equinor 38.44% share of Utgard on the NCS. For the volumes pertaining to the Equinor 38% share of Utgard on the UKCS, please see section 2.4 E&P International.

Main producing fields on the NCS

Equinor-operated fields

Johan Sverdrup (Equinor 42.63%) is a major oil field with associated gas in the North Sea, developed with four platforms: a processing platform, a drilling platform, a riser platform and a living quarter platform. Crude oil is exported to Mongstad through a 283-km designated pipeline, and gas is exported to the gas processing facility at Kårstø through a 156-km pipeline via a subsea connection to the Statpipe pipeline.

First oil was achieved in October 2019.

The second phase of the Johan Sverdrup field is under development and includes a new processing platform linked to the field centre, and five new subsea templates.

Troll (Equinor 30.58%) in the North Sea is the largest gas field on the NCS and a major oil field. The Troll field regions are connected to the Troll A, B and C platforms. Troll gas is produced mainly at Troll A, and oil mainly at Troll B and C. Fram, Fram H Nord and Byrding are tie-ins to Troll C.

New compressors have increased the gas processing capacity: one compressor was brought on stream at Troll B in September 2018, and one at Troll C in January 2020. In August 2021, the third phase of the Troll field development was brought on stream, producing from the Troll West gas cap.

A partial electrification of Troll B and a full electrification of Troll C are underway. The Troll A platform, brought on stream in 1996, was the first electrified installation on the NCS.

The **Gullfaks** (Equinor 51.00%) oil and gas field in the North Sea is developed with three platforms. Since production started on

Gullfaks in 1986, several satellite fields have been developed with subsea wells which are remotely controlled from the Gullfaks A and C platforms.

The **Oseberg** area (Equinor 49.30%) in the North Sea produces oil and gas. The development includes the Oseberg field centre, Oseberg C, Oseberg East and Oseberg South production platforms. Oil and gas from the satellites are transported to the Oseberg field centre for processing and transportation. Oseberg Vestflanken 2 came on stream in October 2018 and is Norway's first unmanned platform, remotely controlled from the Oseberg field centre.

The **Åsgard** (Equinor 34.57%) gas and condensate field in the Norwegian Sea is developed with the Åsgard A production and storage ship for oil, the Åsgard B semi-submersible floating production platform for gas and condensate, and the Åsgard C storage vessel for oil and condensate. Åsgard C is also storage for oil produced at Kristin and Tyrihans. In 2015 Equinor started the world's first subsea gas compression train on Åsgard. The Trestakk field is tied back to Åsgard A.

The **Martin Linge** (Equinor 70.00%) oil and gas field in the North Sea was brought on stream in June 2021. The field is developed with an integrated wellhead, production and accommodation platform and a permanently anchored oil storage vessel. The gas is piped to St Fergus, Scotland, and the oil is shipped in shuttle tankers, after being processed on board the storage vessel. The field is operated from shore. In 2018, the field development was energised with onshore power.

Visund (Equinor 53.20%, operator) oil and gas field in the North Sea is developed with Visund A semisubmersible integrated living quarter, drilling and processing unit, and a subsea installation in the northern part of the field. Visund North improved oil recovery, a subsea development with two new wells in a new subsea template, was brought on stream in September 2018.

The **Aasta Hansteen** (Equinor 51.00%, operator) gas and condensate field in the Norwegian Sea is developed with a floating spar platform and two subsea templates. With the Snefrid North well at 1309 metres beneath the ocean's surface, the field development is the deepest ever on the NCS.

The **Tyrihans** (Equinor 58.84%, operator) oil and gas field in the Norwegian Sea is developed with five subsea templates tied back to Kristin.

The **Snøhvit** (Equinor 36.79%, operator) gas and condensate field is developed with several subsea templates. Snøhvit was the first field development in the Barents Sea and is connected to the liquefied natural gas processing facilities at Melkøya near Hammerfest through a 160-km long pipeline. **Askeladd phase 1**, the next plateau extender of Snøhvit, is under development. Following a fire at the Melkøya plant in Hammerfest in September 2020, first gas from Askeladd phase 1 has been rescheduled and is now expected in the second half of 2022. The refurbished Melkøya plant is expected to come back on line in May 2022. **Askeladd West**, a satellite to Snøhvit, is under development.

Partner-operated fields

Ormen Lange (Equinor 25.35%, operated by A/S Norske Shell) is a deepwater gas field in the Norwegian Sea. The well stream is transported to an onshore processing and export plant at Nyhamna. Gassco became operator of Nyhamna from 1 October 2017, with Shell as technical service provider.

Skarv (Equinor 36.17%, operated by Aker BP ASA) is an oil and gas field in the Norwegian Sea. The field development includes a floating production, storage and offloading vessel and five subsea multi-well installations.

Ærfugl (Equinor 36.17%, operated by Aker BP ASA) is a subsea development of the gas and condensate discoveries Ærfugl and Snadd Outer fields in the Norwegian Sea, near the Skarv field, around 200 km west of Sandnessjøen. The field is tied into the **Skarv** floating production, storage and offloading vessel for processing and storage.

Ivar Aasen (Equinor 41.47%, operated by Aker BP ASA) is an oil and gas field in the North Sea. The development includes a fixed steel jacket with partial processing and living quarters tied in as a satellite to Edvard Grieg for further processing and export.

Goliat (Equinor 35.00%, operated by Vår Energi ASA, formerly Eni Norge AS) is the first oil field developed in the Barents Sea. The field consists of subsea wells tied back to a circular floating production, storage and offloading vessel. The oil is offloaded to shuttle tankers.

Ekofisk area (Equinor 7.60%, operated by ConocoPhillips Skandinavia AS) consists of the Ekofisk, Tor, Eldfisk and Embla fields.

Marulk (Equinor 33.00%, operated by Vår Energi ASA, formerly Eni Norge AS) is a gas and condensate field developed as a tie-back to the Norne FPSO.

Exploration on the NCS

Equinor holds exploration acreage and actively explores for new resources in all three regions on the NCS, the Norwegian Sea, the North Sea and the Barents Sea. The North Sea and Norwegian Sea continue to be the most important areas for exploration, whereas the exploration activity in the Barents Sea is expected to decrease and become more focused close to existing infrastructure.

Equinor was awarded **26** licences (**12** as operator) in the Awards for predefined areas (APA) round 2021 for mature areas and completed several farm-in transactions with other companies.

In 2021, Equinor and its partners have completed **18** exploratory wells and made **8** commercial discoveries.

Exploratory wells drilled[1]

	For the year ended 31 December		
	2021	2020	2019
North Sea			
Equinor operated	**10**	10	5
Partner operated	**2**	2	2
Norwegian Sea			
Equinor operated	**2**	4	4
Partner operated	**0**	6	4
Barents Sea			
Equinor operated	**2**	4	2
Partner operated	**2**	0	1
Total (gross)	**18**	26	18

1) Wells completed during the year, including appraisals of earlier discoveries.

Fields and projects under development on the NCS

Equinor's major development projects on the NCS as of 31 December 2021:

Askeladd (Equinor 36.79%, operator) is the next plateau extender of the Snøhvit gas field in the Barents Sea. The project was sanctioned in March 2018. The development includes two subsea templates, a 42-km tie-back to **Snøhvit** and drilling of three gas producers. Following the fire at the Melkøya plant in September 2020, first gas has been rescheduled and is expected in the second half of 2022.

Askeladd West (Equinor 36.79%, operator) is a planned satellite to the **Snøhvit** gas field in the Barents Sea. The project was sanctioned in April 2021. The projected subsea development is 195 kilometres from the Melkøya plant and will include a subsea template tied in to **Askeladd**. The project is expected to be ready for first gas in the fourth quarter of 2025.

Breidablikk (Equinor 39.00%, operator) is an oil field in the North Sea. The MPE approved the plan for development and operation of the field on 29 June 2021. The field is being developed with a subsea solution tied back to the **Grane** platform. After being processed at Grane, produced oil will be transported to the Sture terminal. Offshore modification work began March 2021 and the subsea templates are expected be installed in March 2022. First oil is planned for first half of 2024.

Hywind Tampen (Equinor 33.28% (Snorre) and 51% (Gullfaks), operator) is an 88 MW floating offshore wind pilot being developed to provide wind power to the **Snorre** and **Gullfaks** installations in the Tampen area of the North Sea. The MPE approved the plans for development and operation on 8 April 2020. The planned 11 wind turbines, based on the Hywind technology developed by Equinor, are expected to meet around 35% of the annual power need of the five offshore platforms Snorre A, B and C and Gullfaks A and B. Construction started in October 2020, and in April 2021, the 11 substructures were complete and towed to Vindafjord for further slipforming and mechanical outfitting. The wind farm is expected to be brought on stream in fourth quarter of 2022.

Johan Castberg (Equinor 50.00%, operator) is the development of the three oil discoveries Skrugard, Havis and Drivis, located around 240 kilometres northwest of Hammerfest in the Barents Sea. The MPE approved the plan for development and operation of the field on 28 June 2018. The development includes a production vessel and a subsea development with 30 wells, ten subsea templates and two satellite structures. The new FPSO hull sailed from Singapore in February 2022, headed for the Stord yard. Covid-19 precautionary measures, such as manning limitations and quarantining, have affected progress, and first oil has been rescheduled to the fourth quarter of 2024.

Johan Sverdrup, second phase (Equinor 42.60%, operator) is an oil and gas field in the North Sea. The MPE approved the plan for development and operation for the second phase of the Johan Sverdrup field on 19 May 2019. The development includes a new processing platform linked to the field centre, five new subsea templates and 28 wells. Around one fourth of the oil from the Johan Sverdrup full field will be produced in the second phase. In June 2021, the substructure of the new processing platform was installed at the field. The three platform topsides were mated at Gismarvik and towed to Haugesund in May 2021. The topside was mated onto the substructure at the field on 8 March 2022. The project moves ahead as planned, despite a somewhat lower progress at Norwegian yards caused by Covid-19 precautionary measures, such as manning limitations and quarantining. First oil is expected in the fourth quarter 2022.

Kristin South (Equinor 54.82%, operator) is a development of the Kristin Q segment and Lavrans discovery in the Norwegian Sea. The MPE approved the plan for development and operation of the Kristin South oil and gas field on 2 February 2022. The field is being developed in a subsea solution with two

subsea templates tied back to the Kristin platform. Production start is scheduled for 2024.

Njord future (Equinor 27.50%, operator) is a development to enable safe, reliable and efficient exploitation of the Njord and Hyme oil discoveries through to 2040. The MPE approved the plan for development and operation of the field on 20 June 2017. The development includes an upgrade of the Njord A floating platform, an optimal oil export solution and drilling of ten new wells. As part of the upgrade, the platform is being prepared to bring the nearby fields **Bauge** and **Fenja** on stream. In December 2021, Njord Bravo was towed from the Haugesund yard to Kristiansund, where the remaining work is carried out. At Stord, Njord A is being prepared for towout to the field in the Norwegian Sea. Due to Covid-19 precautionary measures, increased scope of work and a prolonged project execution period, the start of oil production has been rescheduled to the fourth quarter of 2022.

Troll West electrification (Equinor 30.60%, operator) is a development to provide Troll B and C with electric power in a new subsea high-tension cable from from Kollsnes in Øygarden. The MPE approved the plan for development and operation of Troll West electrification on 17 December 2021. **Troll B** is planned to be partially electrified by 2024 and **Troll C** is expected to be fully electrified by 2026.

Decommissioning on the NCS
Under the Petroleum Act, the Norwegian government has imposed strict regulations for removal and disposal of offshore oil and gas installations. The Oslo-Paris convention for the protection of the marine environment of the Northeast Atlantic (OSPAR), which Norway has committed to, gives requirements with respect to how disused offshore oils and gas installations are to be disposed.

Heimdal (Equinor 29.40%, operator) is planning for cease of production in 2023. The Heimdal main platform and Gassco/Gassled's riser platform are scheduled to be removed during the years 2025-2027. The platforms will be brought to shore at Eldøyane, Stord, for demolition and recycling.

Veslefrikk (Equinor 18.00%, operator) ceased production on 17 February 2022. Plugging of wells started early in 2021 and is planned to be completed by the first quarter of 2022. Veslefrikk B will be towed to shore for dismantling and recycling at MARS in Fredrikshavn, Denmark, in the autumn of 2022, and Veslefrikk A is scheduled to be removed in 2025/2026. Veslefrikk A will be brought to Eldøyane, Stord, for demolition and recycling.

Ekofisk (Equinor 7.60%, operated by ConocoPhillips Skandinavia AS) is in the category 3 removal campaign, some installations were removed in 2021. Outstanding in this campaign is the Tor 2/4 E platform, scheduled to be removed in 2024.

For further information about decommissioning, see note 2 Significant accounting policies to the Consolidated financial statements.

2.4
Exploration & Production International (E&P International)



Peregrino wellhead platform B, Brazil.

Overview

Equinor is present in several oil and gas provinces in the world. The E&P International reporting segment covers exploration, development and production of oil and gas outside the NCS and the US.

E&P International is present in nearly 15 countries and had production in 12 countries in 2021. E&P International produced around 16% of Equinor's total equity production of oil and gas in 2021, compared to 17% in 2020.

For information about proved reserves development see section 2.10 Operational Performance under Proved oil and gas reserves.

Key events and portfolio developments in 2021 and early 2022:

- In 2021, Covid-19 infection control measures, such as manning limitations and quarantining, caused delay in progress of maintenance activities in Peregrino producing field as wells as activities in the Peregrino phase 2 project. Equinor's production in other E&P International assets remained largely unaffected.
- On 14 January, Equinor and partner YPF S.A. entered into an agreement with Shell Argentina S.A. to jointly farm down 30% interest in the **CAN 100 block offshore Argentina**. After the transaction, Equinor holds a 35% interest in the block.

- On 20 January, Equinor completed the sale of a 40.81% interest in and transfer of operatorship of the **Bressay** oil field development on the UK continental shelf to EnQuest Heather Ltd.
- On 29 January, Equinor announced the write down of previously capitalised well costs related to Equinor's **Block 2** exploration licence in **Tanzania**.
- On 19 February, Equinor completed the acquisition of a 21.37% interest in the **Barnacle** field in the Statfjord area from Esso Exploration and Production UK Limited.
- On 1 June, Equinor and its partners made the final investment decision for the first phase of the development of the **Bacalhau** oil and gas field, with first oil planned for 2024.
- On 28 July, Equinor and state-owned Petróleos de Venezuela (PdVSA) completed the transaction to transfer Equinor's 9.67% non-operated interest in the **Petrocedeño project onshore Venezuela** to Corporación Venezolana del Petróleo (CVP), a PdVSA company.
- On 8 September, Equinor entered into an agreement with the co-owners to divest its ownership interest in **Terra Nova** field in Canada.
- On 29 November, Equinor entered into an agreement with Vermilion Energy Inc to sell Equinor's non-operated equity position in the **Corrib** gas field offshore Ireland. The effective date for the transaction is 1 January 2022. Closing is expected during 2022.

- On 7 December, Equinor entered into an agreement to acquire all of Spirit Energy's production licences in the **Statfjord** area, including **Barnacle** in the UK sector of the North Sea. The transaction has a commercial effective date of 1 January 2021, and after completion of the transaction Equinor will hold a 100% interest in the Barnacle field.
- The second phase of the development of the **Peregrino** oil field is nearing completion. On 9 May, the Peregrino 2 living quarters were occupied. On 14 December, the Brazilian Agency for petroleum natural gas and biofuels (ANP) granted permission for operating the gas pipeline.
- On 12 January 2022, Equinor announced the revision of its estimate of the total recoverable reserves in the **Mariner** field. The revision is linked to an updated seismic interpretation and experience from production of the Maureen reservoir which led to a revised reservoir model. The revision was reflected in IFRS net operating income in fourth quarter 2021 results.
- On 28 February 2022, Equinor announced its intention to exit its business activities in **Russia**. For more information, see note 27 Subsequent events to the Consolidated financial statements.

For more information about the transactions included above see note 5 Acquisitions and disposals to the Consolidated financial statements.

International production

In production sharing agreements (PSAs) and production sharing contracts (PSCs), entitlement production differs from equity production. Equity production in PSAs and PSCs represent Equinor's percentage ownership in a particular field, whereas entitlement production represents Equinor's share of the volumes distributed to the partners in the field, which is subject to several deductions including but not limited to royalties and the host government's share of profit oil (see section 5.7 Terms and abbreviations).

Equinor's entitlement production outside Norway and the US was 13% of Equinor's total entitlement production in 2021.

The following table shows E&P International's average daily entitlement production of liquids and natural gas for the years ended 31 December 2021, 2020, and 2019.

Average daily entitlement production

	For the year ended 31 December								
	2021			2020			2019		
	Oil and NGL	Natural gas		Oil and NGL	Natural gas		Oil and NGL	Natural gas	
Production area	mboe/day	mmcm/day	mboe/day	mboe/day	mmcm/day	mboe/day	mboe/day	mmcm/day	mboe/day
Americas (excluding US)[1]	**52**	**1**	**56**	67	1	72	98	1	103
Africa	**94**	**3**	**115**	115	3	136	137	4	165
Eurasia	**42**	**2**	**54**	47	2	63	29	3	45
Equity accounted production	**19**	**0**	**21**	6	0	7	3	0	4
Total	**207**	**6**	**246**	236	7	278	267	8	317

1) In 2019, the entitlement production numbers have been restated to reflect change to segment. For US entitlement production volumes, see section 2.5 E&P USA.

The table below provides information about the fields that contributed to production in 2021, including average equity production per field.

Average daily equity production

Field	Country	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average daily equity production in 2021 mboe/day
Americas (excluding US)						**56**
Roncador	Brazil	25.00	Petróleo Brasileiro S.A.	1999	2052	**37**
Hebron	Canada	9.01	ExxonMobil Canada Properties	2017	HPB[1]	**12**
Hibernia/Hibernia Southern Extension[2]	Canada	Varies	Hibernia Management and Development Corporation Ltd.	1997	HPB[1]	**7**
Peregrino	Brazil	60.00	Equinor Brasil Energia Ltda.	2011	2040	**-**
Africa						**187**
Block 17	Angola	22.15	TotalEnergies E&P Angola S.A.	2001	2045	**81**
In Salah	Algeria	31.85	Sonatrach[3]	2004	2027	**32**
			BP Exploration (El Djazair) Limited			
			Equinor In Salah AS			
Agbami	Nigeria	20.21	Star Deep Water Petroleum Limited (an affiliate of Chevron in Nigeria)	2008	2024	**25**
Block 15	Angola	12.00	Esso Exploration Angola Block 15 Limited	2004	2032	**18**
In Amenas	Algeria	45.90	Sonatrach[3]	2006	2027	**15**
			BP Amoco Exploration (In Amenas) Limited			
			Equinor In Amenas AS			
Murzuq	Libya	10.00	Akakus Oil Operations	2003	2037	**9**
Block 31	Angola	13.33	BP Exploration Angola Limited	2012	2031	**7**
Eurasia						**78**
ACG	Azerbaijan	7.27	BP Exploration (Caspian Sea) Limited	1997	2049	**33**
Mariner	UK	65.11	Equinor UK Limited	2019	HBP[1]	**19**
Kharyaga[4]	Russia	30.00	Zarubezhneft-Production Kharyaga LLC	1999	2031	**10**
Corrib	Ireland	36.50	Vermilion Exploration and Production Ireland Limited	2015	2031	**10**
Utgard[5]	UK	38.00	Equinor Energy AS	2019	HBP[1]	**5**
Barnacle	UK	65.70	Equinor UK Limited	2019	HBP[1]	**1**
Total E&P International						**321**
Equity accounted production						**21**
North Danilovskoye[4]	Russia	49.00	AngaraOil LLC	2020	2031	**11**
Bandurria Sur	Argentina	30.00	Yacimientos Petrolíferos Fiscales S.A.	2015	2050	**6**
North Komsomolskoye[4]	Russia	33.33	SevKomNeftegaz LLC	2018	2112	**5**
Total E&P International including share of equity accounted production						**342**

1) Held by Production (HBP): A leasehold interest that is perpetuated beyond its primary term as long as there is production in paying quantities from well(s) on the lease or lease(s) pooled therewith.

2) Equinor's equity interests are 5.0% in Hibernia and 9.26% in Hibernia Southern Extension.

3) The complete name for Sonatrach is Société nationale de transport et de commercialisation d'hydrocarbures.

4) In February 2022, Equinor announced its intention to exit its business activities in Russia. See note 27 Subsequent events to the Consolidated financial statements.

5) The Utgard field spans the boundary between the Norwegian and UK continental shelves. In this section we report only volumes pertaining to the Equinor 38% share in UKCS.

Americas (excluding US)

Argentina

The **Bandurria Sur** onshore block is in Argentina's Neuquén province in the core area of the prolific Vaca Muerta play. Equinor entered the license in 2020. The block is currently producing from 50 producer wells. Future development includes drilling 300-500 additional wells and building an oil central processing facility with capacity of 75 mboe of oil per day (100%).

Brazil

The **Peregrino** field is an Equinor-operated heavy oil asset, located in the offshore Campos basin. The oil is produced from two wellhead platforms with drilling capability, processed on the FPSO Peregrino and offloaded to shuttle tankers.

Production from Peregrino started in 2011. As part of the second phase of the Peregrino field development, a third wellhead platform was constructed and installation activities are being conducted, extending field life.

In April 2020, production in Peregrino field was shut down for unplanned maintenance of the subsea equipment. Technical challenges and Covid-19 infection control measures have affected the progress of the maintenance activities. Production is expected to resume in northern hemisphere summer 2022.

Equinor has interests in the **Roncador** field, which is operated by Petrobras, located in the offshore Campos basin. The field has been in production since 1999. The hydrocarbons are produced from two semi-submersibles and two FPSOs. The oil is offloaded to shuttle tankers, and the gas is drained out through pipelines to shore.

Canada

Equinor has interests in the **Jeanne d'Arc** basin offshore the province of Newfoundland and Labrador in the partner operated producing oil fields **Hebron, Hibernia and Hibernia Southern Extension.** In September 2021 Equinor finalized the exit from the **Terra Nova** field.

Africa

Algeria

In Salah is an onshore gas development. The Northern fields have been operating since 2004. The Southern fields have been operating since 2016 and are tied back into the Northern fields facilities.

In Amenas is an onshore gas development which contains significant liquid volumes. The In Amenas infrastructure includes a gas processing plant with three trains. The production facility is connected to the Sonatrach distribution system.

Separate PSAs including mechanisms for revenue sharing, govern the rights and obligations of the parties and establish joint operatorships between Sonatrach, bp and Equinor for In Salah and In Amenas.

Angola

The deep-water blocks 17, 15 and 31 contributed 36% of Equinor's equity liquid production outside the NCS and the US in 2021. Each block is governed by a PSA which sets out the rights

and obligations of the participants, including mechanisms for sharing of the production with the Angolan state oil company Sonangol.

Block 17 has production from four FPSOs: CLOV, Dalia, Girassol and Pazflor. New projects on Dalia, CLOV and Pazflor are being developed to stem decline. The Zinia phase 2 and CLOV phase 2 projects came on stream during 2021.

Block 15 has production from four FPSOs: Kizomba A, Kizomba B, Kizomba C-Mondo, and Kizomba C-Saxi Batuque.

Block 31 has production from one FPSO producing from the PSVM fields.

The FPSOs serve as production hubs and each receives oil from more than one field through multiple wells.

Libya

Equinor has ownership interest in two oil fields onshore in Libya, **Murzuq** and **Mabruk.** Production from the Murzuq field re-commenced towards end of 2020 after being shut down for nearly nine months and has remained stable throughout 2021. Plans are underway to redevelop the Mabruk field, which was damaged during the conflicts in Libya in 2015.

Nigeria

The **Agbami** deep water field is located 110 km off the coast of the Central Niger Delta region. The Agbami field straddles the two licences OML 127 and OML 128 and is operated by Chevron under a Unit Agreement. The Agbami field is governed by a PSC.

For information related to the Agbami redetermination process and the dispute between the Nigerian National Petroleum Corporation and the partners in OML 128 concerning certain terms of the OML 128 PSC, see note 24 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

The government of Nigeria approved and implemented a new Petroleum Industry Act during 2021 which governs new leases as well as renewal of existing leases.

Eurasia

Azerbaijan

Azeri-Chirag-Gunashli (ACG) is an oil field offshore Azerbaijan. The crude oil is sent to the Sangachal Terminal, where it is processed prior to export. The Baku-Tbilisi-Ceyhan (BTC) pipeline is the main export route, in which Equinor holds 8.71%. The development of the **Azeri Central East (ACE)** platform in the ACG field was sanctioned by the partners in April 2019. The new platform is expected to come on stream in 2023.

Ireland

Equinor holds an interest in the **Corrib** gas field off Ireland's northwest coast. In November, Equinor entered into an agreement with Vermilion Energy Inc to sell Equinor's non-operated equity position in the Corrib gas field offshore Ireland. The effective date for the transaction is 1 January 2022. Closing is expected during 2022.

For more information about the transaction see note 5 Acquisitions and disposals to the Consolidated financial statements.

Russia

Equinor holds an interest in the **Kharyaga** oil field onshore in the Timan-Pechora basin in northwestern Russia. The Kharyaga field is governed by a PSA.

Equinor holds an interest in the **North Danilovskoye** oil field located in the northern part of the Danilovsky Licence Area, in the Irkutsk Region, Eastern Siberia. The field is under development and was brought on early-phase production in 2020.

In 2020, Equinor increased its onshore presence in Russia by signing an agreement with Rosneft to acquire a 49% interest in the limited liability company KrasGeoNaC LLC (renamed to AngaraOil LLC in 2021) which holds twelve conventional onshore exploration and production licences in Eastern Siberia, including the producing North Danilovskoye oil field. All other licenses are at various stages of exploration maturity.

In February 2022, Equinor announced its intention to exit its business activities in Russia. For more information see note 27 Subsequent events to the Consolidated financial statements and section 2.13 Risk review under "Risks related to our business".

United Kingdom

Mariner is an Equinor-operated heavy oil field in the North Sea, around 150 km east of the Shetland Islands. The field includes a production, drilling and living quarter platform based on a steel jacket. Oil is exported by offshore loading from a floating storage unit. Production from the field started in August 2019.

Utgard is an Equinor-operated gas and condensate field, which spans the boundary between the Norwegian and UK continental shelves. Production from the field started in September 2019 and it is remotely operated from the Norwegian Sleipner field. For more information, please see section 2.3 Exploration and Production Norway.

Barnacle is an Equinor-operated oil field in the North Sea, around 2 km from the boundary between the Norwegian and UK continental shelves and consists of one well tied back to the Statfjord B platform. Production from the field started in December 2019. In December 2021, Equinor entered into an agreement to acquire all of Spirit Energy's production licences in the Statfjord area with an effective date of 1 January 2021.

International exploration

Equinor has throughout 2021 continued its exploration activity outside Norway and the US, and drilled offshore wells in Brazil and the UK and onshore wells in Argentina and Russia. Equinor has continued shaping the portfolio and made decisions to exit countries that will no longer be prioritized for exploration while focusing activity in areas with high value potential. In 2021 Equinor decided to exit Mexico and Nicaragua. Equinor also exited Bajo del Toro Este and Aguila Mora Noreste assets in Argentina (two neighbouring blocks to Bajo del Toro block in Vaca Muerta play) in 2021.

In **Brazil,** Equinor and partners completed two wells, and Equinor intends to continue exploration activity in 2022.

In **Angola,** as part of the Namibe Bid Round, Equinor has been awarded block 29 together with Total Energies, bp, Petronas and Sonangol.

In **Russia**, Equinor drilled six exploration wells in several licenses, all in associated companies. In February 2022, Equinor announced its intention to exit its business activities in Russia. For more information see note 27 Subsequent events to the Consolidated financial statements and section 2.13 Risk review under "Risks related to our business".

In **Argentina** onshore, Equinor drilled six appraisal wells which are expected to be completed in 2022 and obtained exploitation concession for Bajo del Toro in the Vaca Muerta play.
In **Argentina** offshore, Equinor intends to continue exploration activities in 2022.

During 2021, Equinor and its partners completed three exploratory wells.

Exploratory wells drilled[1]

	For the year ended 31 December		
	2021	2020	2019
Americas (excluding US)			
Equinor operated	**0**	3	2
Partner operated	**2**	3	3
Africa			
Equinor operated	**0**	0	0
Partner operated	**0**	1	0
Other regions			
Equinor operated	**1**	0	4
Partner operated[2]	**0**	4	5
Total (gross)	**3**	11	14

1) Wells completed during the year, including appraisals of earlier discoveries.
2) Equinor drilled six exploration wells in Russia, all in associated companies.

Fields under development internationally

Americas (excluding US)

Brazil
Bacalhau (formerly Carcará) (Equinor 40%, operator) oil and gas discovery straddles **BM-S-8** and **Bacalhau North** in the Santos basin, 185 km off the coast of the state of São Paulo.

The investment decision for Bacalhau phase 1 was made in June 2021. The field is being developed with subsea wells tied back to an FPSO, and first oil is scheduled for 2024.

A second phase of the Bacalhau field development is being considered to fully exploit the value potential.

Peregrino phase 2 (Equinor 60%, operator) develops the southwestern area of the Peregrino oil field in the prolific Campos basin, 85 km off the coast of the state of Rio de Janeiro. Peregrino phase 1 was brought on stream in 2011, and the second phase of the development will prolong the field's productive life. The licence runs until 2040. Oil producers and water injectors will be drilled in the new area from a third wellhead platform, to be tied back to the existing floating production, storage, and offloading vessel.

In mid-January 2020, the third Peregrino wellhead platform was in place at the field. The flotel Olympia was connected, and the platform is being prepared for operations.

Once on stream, Peregrino C will provide 350 offshore and onshore jobs in Brazil.

Covid-19 and infection control measures have affected progress, and first oil has been rescheduled to northern hemisphere summer 2022, after Peregrino main resumes operations.

Eurasia
Russia
North Komsomolskoye (Equinor 33.33%, operated by SevKomNeftegaz) is a complex viscous oil field in Western Siberia, Russia. The investment decision for the first phase was made in 2019.

In February 2022, Equinor announced its intention to exit its business activities in Russia. For more information see note 27 Subsequent events to the Consolidated financial statements and section 2.13 Risk review under Risks related to our business.

Discoveries with potential development

Americas (excluding US)
Brazil
BM-C-33 (Equinor 35%, operator) includes the oil and gas discoveries **Pão de Açúcar**, **Gávea** and **Seat** in the southwestern part of the Campos basin, off the coast of the state of Rio de Janeiro, Brazil. The project is maturing towards sanction. A gas export solution is under consideration.

Canada
Bay du Nord (Equinor 65% now, 58.5% anticipated at sanction, operator) is an oil field in the Flemish pass basin which was discovered by Equinor in 2013. The field is around 500 km northeast of St. John's in Newfoundland and Labrador, Canada. Developing Bay du Nord and nearby discoveries in a subsea solution tied back to an FPSO is under consideration.

Africa
Tanzania
Block 2 (Equinor 65%, operator). Equinor made several large gas discoveries in Block 2 in the Indian Ocean, off southern Tanzania, during 2012-2015. The partners of blocks 2 (Equinor, operator) and blocks 1 and 4 (Shell, operator) are collaborating on the future development of the discoveries. The government of Tanzania has invited the operators and partners to start negotiations on a suitable legal, commercial, and fiscal framework for developing the discoveries. These negotiations are ongoing.

Eurasia
Azerbaijan
The **Karabagh** (Equinor 50%, operated by Karabagh Joint Operating Company) field is located 120 kilometres east of Baku. In 2018 Equinor entered into an agreement with SOCAR (the Azerbaijani state oil company) to enter the Karabagh and Ashrafi-Dan Ulduzu-Aypara (ADUA) exploration licences with a 50% share in each.

In 2020 Equinor drilled an appraisal well on the Karabagh licence confirming the hydrocarbon resources. A joint operating company has been formed and has started working on the field development solution.

United Kingdom
The **Rosebank** (Equinor 40%, operator) oil and gas field is located around 130 km northwest of the Shetland Islands, on the UK continental shelf. Equinor and its licence partners continue to mature and improve the business case for development of the oil and gas field.

2.5
Exploration & Production USA (E&P USA)



Drone technology (SeekOps) being used in methane detection, Appalachian basin in Ohio, USA.

Overview

Equinor has been present in the USA since 1987. The E&P USA reporting segment covers both onshore and offshore exploration, development and production of oil and gas in the United States of America (USA). E&P USA produced around 18% of Equinor's total equity production of oil and gas in 2021, compared to 19% in 2020.

For information about proved reserves development see section 2.10 Operational Performance under Proved oil and gas reserves.

Key events and portfolio developments in 2021 and early 2022:

- On 26 April, Equinor completed the sale of its **Bakken assets** to Grayson Mill Energy.
- On 18 November, Equinor completed its exit from the onshore unconventional **Austin Chalk** play in Louisiana, assigning its remaining non-operated position to Marathon (the operator).

US production

Entitlement production differs from equity production in the USA where entitlement production is expressed net of royalty interests.

Equity production represents volumes that correspond to Equinor's percentage ownership in a particular field and is larger than Equinor's entitlement production where the royalties are excluded from entitlement production.

Equinor's entitlement production in the USA was 17% of Equinor's total entitlement production in 2021.

The following table shows E&P USAs average daily entitlement production of liquids and natural gas for the years ended 31 December 2021, 2020, and 2019.

Average daily entitlement production

	For the year ended 31 December								
	2021			2020			2019		
	Oil and NGL	Natural gas		Oil and NGL	Natural gas		Oil and NGL	Natural gas	
Production area	mboe/day	mmcm/day	mboe/day	mboe/day	mmcm/day	mboe/day	mboe/day	mmcm/day	mboe/day
USA	**128**	**31**	**321**	163	29	344	181	28	358

The table below provides information about the fields that contributed to production in 2021, including average equity production per field.

Average daily equity production

Field	Country	Equinor's equity interest in %	Operator	On stream	Licence expiry date	Average daily equity production in 2021 mboe/day
Appalachian (APB)[1]	US	Varies[2]	Equinor/others[3]	2008	HBP[5]	245
Caesar Tonga	US	46.00	Anadarko U.S. Offshore LLC	2012	HBP[5]	27
Tahiti	US	25.00	Chevron USA Inc.	2009	HBP[5]	22
Bakken	US	Varies[2][4]	Equinor/others[4]	2011	HBP[5]	17
Julia	US	50.00	ExxonMobil Corporation	2016	HBP[5]	17
St. Malo	US	21.50	Chevron USA Inc.	2014	HBP[5]	16
Jack	US	25.00	Chevron USA Inc.	2014	HBP[5]	10
Big Foot	US	27.50	Chevron USA Inc.	2018	HBP[5]	9
Stampede	US	25.00	Hess Corporation	2018	HBP[5]	8
Titan	US	100.00	Equinor USA E&P Inc.	2018	HBP[5]	1
Heidelberg	US	12.00	Anadarko U.S. Offshore LLC	2016	HBP[5]	1
Total E&P USA						373

1) Appalachian basin contains Marcellus and Utica formations.

2) Equinor's actual equity interest varies depending on wells and area.

3) Operators are Equinor USA Onshore Properties Inc, Chesapeake Operating LLC, Southwestern Production Company, Chief Oil & Gas LLC, and several other operators.

4) On 26 April 2021, Equinor completed the sale of its Bakken assets to Grayson Mill Energy.

5) Held by Production (HBP): A leasehold interest that is perpetuated beyond its primary term as long as there is production in paying quantities from well(s) on the lease(s) pooled therewith.

Offshore Gulf of Mexico

The **Titan** oil field is an Equinor-operated asset located in the Mississippi Canyon and is producing through a floating spar facility.

The **Tahiti, Heidelberg, Caesar Tonga and Stampede** oil fields are partner operated assets located in the Green Canyon area. The **Tahiti** and **Heidelberg** oil fields are producing through floating spar facilities. The **Caesar Tonga** oil field is tied back to the Anadarko-operated Constitution spar host. The **Stampede** oil field is producing through a tension-leg platform with downhole gas lift.

The **Jack, St. Malo, Julia** and **Big Foot** oil fields are partner operated assets located in the Walker Ridge area. The **Jack, St. Malo** and **Julia** oil fields are subsea tiebacks to the Chevron-operated Walker Ridge regional host facility. The **Big Foot** oil field is producing through a dry tree tension-leg platform with a drilling rig.

Onshore portfolio

Since its entry into US shale in 2008, Equinor has continued to optimise its portfolio through acreage acquisitions and divestments. Following the commodity price decline in early 2020, Equinor halted its US onshore operated drilling and completions activities. In April 2021, Equinor completed its divestment of the **Bakken** asset thereby refocusing its US onshore portfolio towards partner operated activities.

Equinor has an ownership interest in the **Marcellus** shale gas play, located in the **Appalachian** region in northeast US. The position is mostly partner operated. Since 2012, Equinor has also been an operator in the Appalachian region in the state of Ohio, developing Marcellus and Utica formations.

In addition, Equinor participates in natural gas gathering system and gas treatment and processing facilities in Appalachian basin assets to provide flow assurance for Equinor's upstream production.

US exploration

Throughout 2021, Equinor has continued its activity in US Gulf of Mexico, one of its core areas for exploration.

Equinor began drilling an operated appraisal well located in the Walker Ridge area of the **US Gulf of Mexico** which is expected to be completed in 2022. In addition, Equinor was awarded one lease in 2021.

Exploratory wells drilled[1]

	For the year ended 31 December		
	2021	**2020**	**2019**
US			
Equinor operated	**0**	1	0
Partner operated	**0**	2	2
Total (gross)	**0**	3	2

1) Wells completed during the year, including appraisals of earlier discoveries.

Fields under development in US

Offshore Gulf of Mexico

The **Vito development project** (Equinor 36.89%, operated by Shell) is a Miocene oil discovery located in the Mississippi Canyon area. The development project consists of a light-weight semisubmersible platform with a single eight-well subsea manifold. The project was sanctioned for development in April 2018. In January 2022, the Vito platform sailed away from Singapore towards the Gulf of Mexico and is on track for production start early 2023.

The **St. Malo water injection project** (Equinor 21.50%, operated by Chevron) is a secondary depletion project sanctioned in 2019. Currently both production wells are online, and two injector wells are drilled. Both injector completions and last injector conversion are expected in the second half of 2022.

Discoveries with potential development

Offshore Gulf of Mexico

North Platte (Equinor 40%, operated by Total) is a Paleogene oil discovery in the Garden Banks area. It has been fully appraised since its discovery with three drilled wells and three sidetracks. In February 2022, the operator notified Equinor and the relevant authorities about its decision to withdraw from the North Platte project. Equinor is working with the operator on an orderly transition.

2.6
Marketing, Midstream & Processing (MMP)



Kollsnes gas processing plant at Øygarden, Norway.

Overview

The Marketing, Midstream & Processing reporting segment is responsible for the marketing, trading, processing and transportation of crude oil and condensate, natural gas, NGL and refined products, including the operation of the Equinor-operated refineries, terminals and processing plants. MMP is also responsible for power and emissions trading and for developing transportation solutions for natural gas, liquids and crude oil from Equinor assets, including pipelines, shipping, trucking and rail. In addition, MMP is responsible for low carbon solutions in Equinor.

The business activities within MMP are organised in the following business clusters: Crude, Products and Liquids (CPL), Gas and Power (G&P), Operating Plants (OPL), Data improvements, shipping & commercial operations (DISC) and Low Carbon Solutions (LCS).

MMP markets, trades and transports approximately 59% of all Norwegian liquids export, including Equinor equity, the Norwegian State's direct financial interest (SDFI) equity production of crude oil and NGL, and third-party volumes. MMP is also responsible for the marketing, trading and transportation of Equinor's and SDFI's dry gas and LNG together with third-party gas. This represents approximately 70% of all Norwegian gas exports. For more information, see note 2 Significant accounting policies to the Consolidated financial statements for Transactions with the Norwegian State, and section 2.9 Corporate, Applicable laws and regulations for the Norwegian State's participation and SDFI oil and gas marketing and sale.

Key events in 2021 and early 2022:

- **Northern Lights:** Equinor is, together with Shell and Total, developing infrastructure for transport and storage on the NCS of CO_2. The project is part of **Longship**, the Norwegian authorities' project for full-scale carbon capture, transport and storage in Norway. Longship was passed unanimously in the Norwegian Parliament on 21 January 2021, and the Northern Lights PDO was officially approved on 26 February 2021. Civil works began at Øygarden in January 2021, and the project is expected to come on stream in 2024.
- Following the fires at Hammerfest LNG and Tjeldbergodden, Equinor is implementing measures to prevent future incidents. Tjeldbergodden resumed activities in February 2021, and the refurbished Hammerfest LNG is expected to resume activities in May 2022.
- In March 2021, all three Equinor low-carbon projects in the UK which had applied for funding from the Industrial strategy challenge fund (ISCF) were selected for funding. These were Zero Carbon Humber, Northern Endurance Partnership (NEP) and Net Zero Teesside.
- In June 2021, Equinor entered into an agreement with the Klesch Group for the sale of its refining business in Denmark. The agreement covers the Equinor Refining Denmark A/S (ERD) company consisting of the Kalundborg refinery and terminal in the northwest of Zealand, the Hedehusene terminal near Copenhagen as well as associated infrastructure and industrial property. The legal transfer of ownership was completed on 31 December 2021.
- In August 2021, Equinor took delivery of two newbuild LPG dual-fuelled, very large size gas carriers (VLGCs). Long-

term time charter contracts have been entered into for a total of six newbuild LPG dual-fuelled gas carriers for delivery in 2022/2023; Two very large size gas carriers (VLGC) and four medium size gas carriers (MGC).

- In September 2021, Equinor and its partners received permission to increase gas exports from two fields on the Norwegian continental shelf to supply the tight European market. Production permits for the Oseberg and Troll fields have each been increased by 1 billion cubic meters (bcm) for the gas year starting 1 October.
- In October 2021 the East Coast Cluster was selected as one of the first two carbon capture projects to be developed, hence setting the development of NEP and CO_2 infrastructure in North East England up for future government funding.
- On 15 October 2021, gas exports to Europe increased by 8 million cubic meters of gas per day (mcmd) through the stop of gas injection at Gina Krog. Following a dialogue with licence partners and authorities, the MPE granted a permit to temporarily halt gas injection up to 31 December 2021. For 2022, a new application for continued halt in gas injection has been granted up to 31 March 2022.
- The gas prices continued to increase in 2021, reaching a record-high level of in December month.
- Celebrating 25 years of production from the Troll field and the opening of Kollsnes processing facility, Kollsnes achieved all time production record in October.

Marketing and trading of gas, LNG and power

MMP is responsible for the sale of Equinor's and SDFI's (Norwegian State's direct financial interest) dry gas and LNG. Equinor's gas marketing and trading business is conducted from Norway and from offices in Belgium, the UK, Germany and the US. As Owner of Danske Commodities (DC), a trading company for power and gas, MMP has strengthened Equinor's energy trading business, also supporting our investment within Renewables. DC is primarily active in Europe but also has power activities in US and Australia.

Europe
The major export markets for natural gas produced from the Norwegian continental shelf (NCS) are the UK, Germany, France, the Netherlands and Belgium. LNG from the Snøhvit field[8], combined with third-party LNG cargoes, allows Equinor to reach global gas markets. The gas is sold to counterparties through bilateral sales agreements and over the trading desk. Some of Equinor's long-term gas contracts have price review clauses which can be triggered by the parties.

For ongoing price reviews, Equinor provides in its financial statements for probable liabilities based on Equinor's best judgement. For further information, see note 24 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

[8] Gas production from the Snøhvit field is suspended after the fire at the Melkøya LNG plant in late September 2020. Production will resume when the refurbished Melkøya plant comes on line, expected in May 2022.

Equinor is active on both the physical and exchange markets, such as the Intercontinental Exchange (ICE) and Trayport. Equinor expects to continue to optimise the value of the gas volumes through a mix of bilateral contracts and over the trading desk, via its production and transportation systems and downstream assets. MMP receives a marketing fee from EPN for the Norwegian gas sold on behalf of the company.

DC is active on both the physical and exchange markets for both gas and power as a separate entity. All trading and optimisation of power in Equinor is performed by DC.

USA
Equinor Natural Gas LLC (ENG), a wholly owned subsidiary, has a gas marketing and trading organisation in Stamford, Connecticut that markets natural gas to local distribution companies, industrial customers, power generators and other gas trading counterparties. ENG also markets equity production volumes from the Gulf of Mexico and the Appalachian Basin and transports some of the Appalachian production to New York City and into Canada to the greater Toronto area. In addition, ENG has capacity contracts at the Cove Point LNG re-gasification terminal.

Marketing and trading of liquids

MMP is responsible for the sale of Equinor's and SDFI's crude oil and NGL produced at the Norwegian Continental Shelf, in addition to the operation and commercial optimisation of the refineries and terminals. MMP also markets the equity volumes from the Company's assets located in the US, Brazil, Canada, Angola, Nigeria, Algeria, Azerbaijan and the UK, as well as third-party volumes. The value is maximised through marketing, physical and financial trading and through the optimisation of owned and leased capacity such as refineries, processing, terminals, storages, pipelines, railcars and vessels.

The liquids marketing and trading business is conducted from Norway, the UK, Singapore, the US and Canada. The main crude oil market for Equinor is Northwest Europe.

Manufacturing

Equinor owns and operates the Mongstad refinery in Norway, including a combined heat and power plant (CHP). The refinery is a medium-sized refinery built in 1975, with a crude oil and condensate distillation capacity of 226,000 barrels per day. The refinery is supplied via the Mongstad Terminal DA linked to offshore fields through three crude oil pipelines, a pipeline for NGL's connecting to Kollsnes and Sture (the Vestprosess pipeline) and to Kollsnes by a gas pipeline. The CHP produces heat and power from gas received from Kollsnes and from the refinery. It was designed with a generating capacity of approximately 280 megawatts of electric power and 350 megawatts of process heat. Equinor has decided to cease the operation and redesign a part of the CHP to a new heater for process heat planned to be operational in the second quarter of 2022. The CHP will continue operation until the new heater comes into service.

Equinor holds an ownership interest in Vestprosess (34%), which transports and processes NGL and condensate. The operatorship of Vestprosess was transferred to Gassco as of 1 January 2018, with Equinor as the technical service provider.

Equinor Refining Denmark A/S owned a refinery and two terminals. The refinery processes about 5.5 million tonnes of crude oil, condensate and feedstock per year. Total capacity per day is 108.000 barrels. The product terminal in Kalundborg is located next to the refinery. The terminal in Hedehusene (close to Copenhagen) is supplied 100% via two pipelines, which are connected to the refinery. The pipelines are owned by Danish Central Oil Stockholding (FDO). The majority of the refined products are sold locally in Denmark and Scandinavia. The legal transfer and sale of 100% of the shares of Equinor Refining Denmark A/S to Klesch Group was completed on 31 December 2021.

Equinor holds an ownership interest in the methanol plant at Tjeldbergodden (82 %). The plant receives natural gas from fields in the Norwegian Sea through the Haltenpipe pipeline. In

addition, Equinor holds an ownership interest in the air separation unit Tjeldbergodden Luftgassfabrikk DA (50.9%).

The following table shows the operating statistics for the plants at Mongstad, Kalundborg and Tjeldbergodden. Refinery margins increased in 2021 after the Covid-19 pandemic market collapse in 2020. The higher throughput for Mongstad in 2021 was mainly due to increased utilisation rate as a result of higher margins in addition to better refinery performance. The increase in on stream factor at Mongstad is due to few unplanned shutdowns and fewer planned shutdowns in 2021 than in 2020. The lower throughput for Tjeldbergodden in 2021 was mainly influenced by more unplanned shutdowns compared to 2020. Reduced on-stream factor and utilisation rate compared to 2020 are influenced by higher number of days with shutdown for Tjeldbergodden. In addition, Tjeldbergodden had one planned shutdown in 2021. On-stream factor in 2021 is higher than previous year, resulting in higher throughput than last year.

Refinery	Throughput[1]			Distillation capacity[2]			On stream factor %[3]			Utilisation rate %[4]		
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Mongstad	**11.1**	9.7	10.5	**9.3**	9.3	9.3	**98.2**	82.5	79.0	**93.3**	81.4	87.7
Kalundborg	**4.9**	4.5	5.0	**5.4**	5.4	5.4	**99.0**	92.1	98.0	**83.0**	84.4	85.4[5]
Tjeldbergodden	**0.6**	0.9	0.9	**0.7**	1.0	1.0	**71.4**	86.8	93.9	**90.0**	86.8	93.9

1) Actual throughput of crude oils, condensates and other feed, measured in million tonnes.
   Throughput may be higher than the distillation capacity for the plants because the volumes of fuel oil etc. may not go through the crude-/condensate distillation unit.
2) Nominal crude oil and condensate distillation capacity, and methanol production capacity, measured in million tonnes.
3) Composite reliability factor for all processing units, excluding turnarounds.
4) Composite utilisation rate for all processing units, based on throughput and capacity (per stream day).
5) Equinor completed the sale of Kalundborg 31 December 2021.

Terminals and storage

Equinor operates the Mongstad crude oil terminal (Equinor 65%). The crude oil is landed at Mongstad through pipelines from the NCS and by crude tankers from the market. The Mongstad terminal has a storage capacity of 9.4 million barrels of crude oil.

Equinor operates the Sture crude oil terminal. The crude oil is landed at Sture through pipelines from the North Sea. The terminal is part of the Oseberg Transportation System (Equinor 36.2%). The processing facilities at Sture stabilise the crude oil and recover an LPG mix (propane and butane) and naphtha.

Equinor operates the South Riding Point Terminal (SRP), which is located on the Grand Bahamas Island and consists of two shipping berths and ten storage tanks, with a storage capacity of 6.75 million barrels of crude oil. The terminal has facilities to blend crude oils, including heavy oils. In September 2019, SRP was struck by Hurricane Dorian causing damage to the facility and an oil spill on land. Clean-up activities at and around the terminal were completed in 2021. Rebuild of the terminal is planned to commence in 2022.

Equinor UK holds an interest in the Aldbrough Gas Storage (Equinor 33.3%) in the UK, which is operated by SSE Hornsea Ltd.

Equinor Deutschland Storage GmbH holds an interest in the Etzel Gas Lager (Equinor 23.7%) in the northern part of Germany which has a total of 19 caverns and secures the regularity for gas deliveries from the NCS.

Low-carbon solutions
- Since 1996, Equinor had proven experience in **carbon capture and storage** (CCS) from the offshore oil and gas business and has continued to develop competence through research engagement at Technology Centre Mongstad, the world's largest facility for testing and improving CO_2 capture. Equinor will seek to deploy its competence and experience in other CCS projects, both to reduce carbon dioxide emissions from several sources and to drive new opportunities, including enhanced oil recovery possibilities and carbon neutral value chains based on hydrogen.
- **Northern Lights** (Equinor 33.33%, operator) Equinor is, together with Shell and Total, developing infrastructure for transport and storage on the NCS of CO_2 from various onshore industries. The approved development will have an

initial storage capacity of around 1.5 million tons CO_2 per year, scalable to around 5 million tons CO_2 per year. Capture and storage of CO_2 will contribute to reaching the climate goal of the Paris agreement, and the project is part of Longship, the Norwegian authorities' project for full-scale carbon capture, transport and storage in Norway. The Norwegian government announced its funding decision for Northern Lights in December 2020. The Northern Lights infrastructure will enable transport of CO_2 from industrial capture sites to a terminal in Øygarden for intermediate storage, before transport by pipeline for permanent storage in a reservoir 2,600 metres under the seabed. Equinor, Shell and Total made their conditional investment decision in May 2020. The three companies formed a joint venture Northern Lights JV DA in March 2021, and the new company has assumed operatorship of the storage licence. Longship was passed unanimously in the Norwegian Parliament (St prop 33/2020) on 21 January 2021, and the Northern Lights PDO was officially approved on 26 February 2021. A confirmation well was completed in 2020, and civil works began at Øygarden in January 2021. A second well is drilled summer 2022. The project is expected to come on stream in 2024.

In March 2020, **Northern Lights** completed drilling a confirmation well for CO_2 storage in exploration licence EL001 south of the Troll field in the North Sea. The well is intended for injection and storage of CO_2. To stimulate the development of future carbon capture and storage projects, Equinor and its partners have shared the well data with external parties without charge.

In parallel with Northern Lights, Equinor is looking to **provide CCS capacity in the UK** in partnership with five other energy companies. This partnership is called the **Northern Endurance Partnership** (NEP). The consortium is developing a CO_2 offshore transport and storage infrastructure in the UK, which will serve the proposed Net Zero Teesside project (led by bp with Equinor as a partner) and Zero Carbon Humber project (led by Equinor) with the aim of decarbonising these industrial clusters. In 2020 Equinor became a CO_2 storage licence holder for the Endurance in the Southern UK North Sea together with bp and NGV, and the NEP partnership submitted a bid for funding further project development of the CO_2 transport and storage infrastructure through UK's government's industrial decarbonisation challenge.

In July 2020, Equinor launched the **Hydrogen 2 Humber (H2H) Saltend project** (part of Zero Carbon Humber) which aims to anchor the low-carbon infrastructure in the area and a fuel switch in the Saltend chemical park. Established hydrogen pipelines will be expanded across the Humber, transporting hydrogen for use by multiple industry and power customers.

Equinor and partners Air Liquide (operator) and BKK are developing a **liquid hydrogen project** in southwestern Norway to establish a full value chain for decarbonising the maritime sector (**Liquid to hydrogen project LH2**). In May 2020, the consortium with representatives from the whole value chain was established. Mongstad Industripark was chosen as the location for liquid hydrogen production based on the opportunities for infrastructure synergies between existing and future plants in the area. This project is part of the Equinor's maritime climate strategy, which is well aligned with the political strategy set out by the Norwegian government for decarbonisation of the maritime sector.

Pipelines

Equinor is a significant shipper in the NCS gas pipeline system. Most of the gas pipelines on the NCS that are accessed by third-party customers are owned by a single joint venture, Gassled (Equinor 5%), with regulated third-party access. The Gassled system is operated by the independent system operator Gassco AS, which is wholly owned by the Norwegian State. See Gas sales and transportation from the NCS in section 2.9 Corporate for further information.

Equinor is technical service provider (TSP) for the Kårstø and Kollsnes gas processing plants in accordance with the technical service agreement between Equinor and Gassco AS, included as Exhibit 4(a)(i) to the Form 20-F. Equinor also performs the TSP role for the majority of the Gassco-operated gas pipeline infrastructure.

In addition, MMP manages Equinor's ownership in the following pipelines in the Norwegian oil and gas transportation system: The Grane oil pipeline (Equinor 23.5%), the Kvitebjørn oil pipeline (Equinor 39.6%), the Troll oil pipeline I and II (Equinor 30.6%), the Edvard Grieg oil pipeline (Equinor 16.6%), the Utsira High gas pipeline (Equinor 24.9%), the Valemon rich gas pipeline (Equinor 66.8 %), the Haltenpipe pipeline (Equinor 19.1%), Norpipe gas pipeline (Equinor 5%), Vestprosess pipeline and processing plant (Equinor 34%) and Mongstad gas pipeline (Equinor 30.6%).

Equinor holds an interest in the Nyhamna gas processing plant (Equinor 30.1%) in Aukra via the Nyhamna Joint Venture. The venture is operated by Gassco.

The Polarled pipeline (Equinor 37.1%), operated by Gassco, connects fields in the Norwegian Sea with the Nyhamna gas processing plant.

The Johan Sverdrup pipelines (owned by the Johan Sverdrup licence partners) export oil and gas from the Johan Sverdrup field. The crude oil is exported from Johan Sverdrup to the Mongstad terminal through a 283 km, 36-inch pipeline. The gas is transported to the gas processing facility at Kårstø through a 156 km long, 18-inch pipeline with a subsea connection to the Statpipe pipeline.

2.7
Renewables (REN)



The Dudgeon offshore windfarm off the east coast of the UK.

Overview

In the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment Other. The change has its basis in the increased strategic importance of the renewable business for Equinor and that the information is regarded useful for the readers of the financial statements.

Equinor aims to be a leader in the energy transition and is building a material position in renewable energy, focusing on offshore wind, and integrated solutions for onshore renewables.

We are developing as a global offshore wind major, powering European homes with renewable electricity from offshore wind farms in the UK and Germany and building material clusters in the North Sea, the US East coast and in the Baltic Sea. In parallel, we are actively positioning ourselves to access emerging markets globally. The core of Equinor's renewable strategy is creating value from scale within established clusters and developing growth options in prioritised markets.

Equinor sees potential for floating offshore wind projects in Norway, Europe, the US and Asia and is accelerating the development of this technology to uphold its leading position. Floating wind is still at an early development phase compared to other renewable energy sources. However, through technology improvements, increased scale and industrialisation, it represents the next wave of scalable renewables. Floating wind farms can capture higher winds, are more flexible on location and could be built in areas where there are few alternatives due to limited onshore or nearshore acreage like outside large coastal cities.

Equinor is also gradually growing its presence in onshore renewables in selected power markets with increasing demand for solar, wind and storage solutions as integrated parts of the energy system.

Key events in 2021 and early 2022:
- On 29 January, Equinor closed the transaction with bp to sell 50% of the non-operated interests in the **Empire Wind** and **Beacon Wind** assets for a preliminary total consideration of USD 1.2 billion (after interim period adjustments), resulting in a gain of USD 1.1 billion for the divested portion.
- On 26 February, Equinor closed the transaction with Eni to sell a 10% equity interest in the **Dogger Bank Wind Farm A and B** assets in the UK for a total consideration of GBP 206.4 million (USD 285 million), resulting in a gain of GBP 202.8 million (USD 280 million).
- On 5 May, Equinor completed a transaction to acquire 100% of the shares in **Wento**, a Polish onshore renewables developer, from the private equity firm Enterprise Investors for a cash consideration of EUR 98 million (USD 117 million) after net cash adjustments.
- On 6 May, Equinor announced entry into a collaboration agreement with Vårgrønn to jointly apply for offshore wind acreage in Norway for the **Utsira North** area.
- In May, Equinor completed the acquisition of a site at the port of Łeba to serve as the **operations and maintenance (O&M) base** for the Polish Baltic Sea offshore wind projects. The announcement makes Equinor the first developer to confirm an offshore wind maintenance port in Poland together with the joint venture partner Polenergia.

- The **Guañizuil IIA** solar power plant (Equinor 50%, operated by Scatec) in the Province of San Juan in the northwest of Argentina started production in July.
- In July, Equinor, RES and Green Giraffe formed **Océole**, a partnership dedicated to developing floating offshore wind in France.
- On 2 November, Equinor announced an agreement with Eni to sell a 10% interest in the **Dogger Bank Wind Farm C** project in the UK. The transaction closed on 10 February 2022. Further, in December 2021, the owners of the wind farm development, Equinor and SSE Renewables, announced the financial close (reaching project financing) for Dogger Bank C.
- On 17 November, Equinor announced entry into a memorandum of understanding with Korea East-West Power (EWP) to cooperate on 3 GW of offshore wind projects in South Korea. **Donghae** and **Firefly** projects obtained the electric business licence (EBL) from the South Korean authorities in 2021.
- On 6 December, Equinor announced entry into an agreement with Noriker Power Limited, a leading battery storage developer in the United Kingdom focusing on the engineering and project development of utility scale storage and stability services. The agreement includes the acquisition of a 45% stake in **Noriker**.
- On 14 January 2022, Equinor and bp announced the finalisation of the Purchase and Sale Agreements (PSAs) with the New York State Energy Research and Development Authority (NYSERDA) for **Empire Wind 2** and **Beacon Wind 1**.

Offshore wind

Assets in production

The **Sheringham Shoal** offshore wind farm (Equinor 40%, operator) located off the coast of Norfolk, UK, has been in operation since September 2012. The wind farm is in full production with 88 turbines and an installed capacity of 317 megawatts (MW). The wind farm's annual production is approximately 1.1 terawatt hours (TWh).

The **Dudgeon** offshore wind farm (Equinor 35%, operator) lies in the Greater Wash area off the English east coast, a short distance from Sheringham Shoal. The wind farm has been in operation since November 2017, with an annual production of approximately 1.7 TWh from 67 turbines. The capital expenditure is financed through project finance. At year-end 2021, Equinor's share of the project financing debt for the project amounted to 0.5 billion USD.

The **Hywind Scotland** wind farm (Equinor 75%, operator) is a floating wind pilot farm using the Hywind concept, developed and owned by Equinor. The wind farm is placed at Buchan Deep, approximately 25 km off Peterhead on the east coast of Scotland, UK. Equinor completed the project during 2017 and has installed five 6 MW turbines. Production is around 0.14 TWh per year.

The **Arkona** offshore wind farm (Equinor 25%, operated by RWE) is located in the German part of the Baltic Sea, while the operations and maintenance base is in Port Mukran on the island of Rügen in Mecklenburg-Vorpommern. The wind farm has

60 turbines and a capacity of 385 MW and has been in full operation from early 2019. The wind farm's annual production is approximately 1.6 TWh.

Projects under development

The **Hywind Tampen** floating offshore wind project is described in section 2.3 Exploration & Production Norway.

The **Dogger Bank** wind farms (Equinor 40%, operated by SSE Renewables during the development phase. Equinor assumes operatorship when the windfarms come on stream) are three 1,200 MW offshore wind farms, Dogger Bank A, B and C, being developed 130 km off the coast of Yorkshire, UK. This is the world's largest offshore wind farm development with a total planned capacity of 3,600 MW. All three projects have been awarded a Contract for Difference (CfD), a government financial support mechanism providing the projects a long-term predictable revenue stream. Each project will require a total capital expenditure of around GBP 3 billion, including the capex for the offshore transmission system. A state-of-the-art Operations and Maintenance (O&M) Base is under construction in the Port of Tyne.

Final investment decision for Dogger Bank A and B was made in 2020. The third project, Dogger Bank C, reached final investment decision in November 2021. The capital expenditure is partially financed through project finance for all three projects. At year-end 2021, Equinor's share of the project financing debt for the three projects amounted to 1.2 billion USD. First power is expected in 2023 for Dogger Bank A, 2024 for Dogger Bank B and 2025 for Dogger Bank C. Equinor and SSE have entered into an agreement to sell 10% each in Dogger Bank C to Eni. The transaction closed on 10 February 2022 and Equinor now holds a 40% interest in all three projects.

Early phase developments

Offshore wind

Equinor is developing the **Empire Wind** (Equinor 50%, operator) and **Beacon Wind** (Equinor 50%, operator) assets off the US east coast together with bp. The agreement with bp to sell 50% non-operated interests in these assets was closed on 29 January 2021.

The Empire Wind site extends 24-48 km (15-30 miles) southeast of Long Island, spans 324 km^2 (80,000 acres), and covers water depths between 20 and 40 metres (65 and 131 feet). Empire Wind's lease area could have the capacity to produce up to 2,000 megawatts of electricity, enough to power more than 1 million homes. Beacon Wind is located 65 km south of Cape Cod, Massachusetts, and 110 km east of Long Island, New York, and is large enough to support one or several windfarms with a total capacity above 2,000 MW.

On 14 January 2022, Equinor and bp announced the finalisation of the Purchase and Sale Agreements (PSAs) with the New York State Energy Research and Development Authority (NYSERDA) for Empire Wind 2 and Beacon Wind 1. Equinor and bp will provide generation capacity of 1,260 megawatts (MW) renewable offshore wind power from Empire Wind 2, and another 1,230 MW of power from Beacon Wind 1 – adding to the existing commitment to provide New York with 816 MW of renewable power from Empire Wind 1 – totalling 3.3 gigawatts (GW) of power to the State. Empire Wind 1 is planned to be in operation in the mid 2020's.

Equinor and partners were awarded an Agreement for Lease to double the capacity of **Dudgeon** (Equinor 35%, operator) and **Sheringham Shoal** (Equinor 40%, operator) wind farms offshore Norfolk in the UK. The maximum total capacity for the combined projects will be 719 MW and Equinor is seeking to develop the two projects as a Tandem project. Both extension projects secured a grid connection and commenced a joint consenting process. The projects are named **Dudgeon extension project** and **Sheringham Shoal extension project.**

The **Bałtyk I, II** and **III** are offshore wind development projects in Poland (Equinor 50%, operator). **Bałtyk II** and **III** have a combined capacity of up to 1,440 MW and will supply more than 2 million households with electricity. They are located between 27 and 40 kilometres from shore in water depths of 20-40 meters. The final investment decisions are subject to obtaining necessary permits. The **Bałtyk I** project is located around 80 km from the shore on the border of the Polish exclusive economic zone and will have a capacity of up to 1,560 MW. It holds location permits and grid connection conditions from the transmission system operator. During 2021, Equinor and Polenergia's Bałtyk II and Bałtyk III projects were awarded contracts for difference (CfD) under the first phase of Poland's offshore wind development scheme.

Onshore renewables

Assets in production
The **Apodi** solar plant (Equinor 43.75%, operated by Scatec) is located in the municipality of Quixeré, Ceará State in Brazil. The plant, with an installed capacity of 162 MW, started commercial operations in November 2018. The capital expenditure is financed through project financing.

The **Guanizul 2A** solar plant (Equinor 50%, operated by Scatec) is located in the San Juan region of Argentina. The plant started operations in July 2021 and has an installed capacity of 117 MW.

As of end 2021, Equinor ASA owns 20,776,200 shares in **Scatec ASA**, corresponding to 13.12% of the total shares and voting power in an integrated independent solar power producer. This financial investment is included in the Other Group reporting segment.

Early phase development and project development
In 2021, Equinor acquired the Polish onshore renewables developer Wento, providing a strong platform for growth in onshore renewables in the country. Wento develops and sells renewable energy projects. Two solar PV plant projects are currently under construction in Poland (120 MW) and commercial operations expected in 2022/2023.

In 2021, Equinor also acquired a 45% stake in Noriker Power Limited, a leading battery storage developer in the United Kingdom focusing on the engineering and project development of utility scale storage and stability services.



Guanizul 2A solar plant in San Juan, Argentina.

2.8
Other group

Overview

The Other reporting segment includes activities in Projects, Drilling and Procurement (PDP), the business area Technology, Digital & Innovation (TDI) and corporate staffs and support functions. In addition, IFRS 16 lease contracts are presented within the Other segment.

From the first quarter of 2021, REN (NES) is a separate reporting segment.

Effective 1 June 2021, Equinor made changes to the corporate structure. NES has been renamed to Renewables (REN) and continues as a business area, aiming to accelerate profitable growth within renewables. Research & Technology is part of the new business area Technology, Digital & Innovation, while Projects, Drilling & Procurement (PDP) make up another business area. Global Strategy & Business Development (GSB) is no longer a separate business area, and its tasks are covered by other corporate units.

Corporate staffs and support functions

Corporate staffs and support functions comprise the non-operating activities supporting Equinor, and include head office and central functions that provide business support such as finance and control, corporate communication, safety, audit, legal services and people and leadership.

Effective 1 June 2021, the corporate finance organisation includes units for strategy, mergers and acquisitions and business development. Safety, security and sustainability has been established as a new functional area.

Technology, Digital & Innovation (TDI)

Intending to strengthen the development of technologies, digital solutions and innovation, Equinor has gathered the activities in a new business area, Technology, Digital & Innovation (TDI) since June 2021. Technology development is part of the new TDI.

TDI brings together research, technology development, specialist advisory services, digitisation, IT, improvement, innovation, ventures and future business to one technology

powerhouse. TDI is accountable for safe and efficient development and operation of their assets; and for providing expertise, projects and products across the company.



Digital twin being used in daily operations of Johan Sverdrup.

Projects, Drilling and Procurement (PDP)

The Projects, Drilling and Procurement business area is responsible for field development, well deliveries and procurement in Equinor.

Project development is responsible for planning, developing and executing major field development, brownfield and field decommissioning projects where Equinor is the operator.

Drilling and well is responsible for designing wells and delivering drilling and well operations onshore and offshore globally (except for US onshore).

Procurement and supplier relations is responsible for our global procurement activities and the management of supplier relations with our extensive portfolio of suppliers.

2.9
Corporate

Applicable laws and regulations

Equinor operates in around 30 countries and is exposed and committed to compliance with numerous laws and regulations globally.

This section gives a general description on the legal and regulatory framework in the various jurisdictions where Equinor operates and in particular in the countries of Equinor's core activities.

For further information about the jurisdictions in which Equinor operates, see sections 2.2 Business overview and 2.13 Risk review. Further, see chapter 3 Governance for information about the domicile and legal form of Equinor, including the current articles of association, information on listing on the Oslo Børs and New York Stock Exchange (NYSE) and corporate governance.

Regulatory framework for upstream oil and gas operations
Currently, Equinor is subject to two main regimes applicable to petroleum activities worldwide:

- Corporate income tax regimes; and
- Production sharing agreements (PSAs)

Equinor is also subject to a wide variety of health, safety and environmental (HSE) laws and regulations concerning its products, operations and activities. Relevant laws and regulations include jurisdiction specific laws and regulations, international regulations, conventions or treaties, as well as EU directives and regulations.

Concession regimes
Under a concession regime, companies are granted licences by the government to extract petroleum. This is similar to the Norwegian system described below. Typically, the licensees are offered to pre-qualified companies following bidding rounds. The criteria for the evaluation of bidding offers under these regimes can be the level of offered signature bonus (bid amount), minimum exploration programme, and local content. In exchange for those commitments, the successful bidder(s) receive a right to explore, develop and produce petroleum within a specified geographical area for a limited period of time. The terms of the licences are usually not negotiable. The fiscal regime may entitle the relevant jurisdiction to royalties, profit tax or special petroleum tax.

PSA regimes
PSAs are normally awarded to the contractor parties after bidding rounds announced by the government. Main bid parameters are a minimum exploration programme and signature bonuses, and allocation of profit oil and tax may also be a bid parameter.

Under a PSA, the host government typically retains the right to the hydrocarbons in place. The contractor receives a share of the production for services performed. Normally, the contractor carries the exploration and development costs and risk prior to a commercial discovery and is then entitled to recover those costs during the production phase. The remaining share of the production - the profit share, is split between the government and the contractor according to a mechanism set out in the PSA. The contractor is usually subject to income tax on its own share of the profit oil. Fiscal provisions in a PSA are to a large extent negotiable and are unique to each PSA.

Norway
The principal laws governing Equinor's petroleum activities in Norway and on the NCS are the Norwegian Petroleum Act of 29 November 1996 (the Petroleum Act) and the regulations issued thereunder, and the Norwegian Petroleum Taxation Act of 13 June 1975 (the Petroleum Taxation Act).

Norway is not a member of the European Union (EU) but is a member of the European Free Trade Association (EFTA). The EU and the EFTA Member States have entered into the Agreement on the European Economic Area, referred to as the EEA Agreement, which provides for the inclusion of EU legislation in the national law of the EFTA Member States (except Switzerland). Equinor's business activities are subject to both the EFTA Convention and EU laws and regulations adopted pursuant to the EEA Agreement.

Under the Petroleum Act, the Norwegian Ministry of Petroleum and Energy (MPE) is responsible for resource management and for administering petroleum activities on the NCS. The main task of the MPE is to ensure that petroleum activities are conducted in accordance with the applicable legislation, the policies adopted by the Norwegian Parliament (the Storting) and relevant decisions of the Norwegian State.

The Storting's role in relation to major policy issues in the petroleum sector can affect Equinor in two ways: first, when the Norwegian State acts in its capacity as majority owner of Equinor shares and, second, when the Norwegian State acts in its capacity as regulator:

- The Norwegian State's shareholding in Equinor is managed by the Ministry of Trade, Industry and Fisheries. The Ministry will normally decide how the Norwegian State will vote on proposals submitted to general meetings of the shareholders. However, in certain exceptional cases, it may be necessary for the Norwegian State to seek approval from the Storting before voting on a certain proposal. This will normally be the case if Equinor issues additional shares and such issuance would significantly dilute the Norwegian State's holding, or if such issuance would require a capital contribution from the Norwegian State in excess of government mandates. A vote by the Norwegian State against an Equinor proposal to issue additional shares would prevent Equinor from raising additional capital in this manner and could adversely affect Equinor's ability to pursue business opportunities. For more information about the Norwegian State's ownership, see Risks related to state ownership in section 2.13 Risk review, chapter 3 Governance, and Major shareholders in section 5.1 Shareholder information.

- The Norwegian State exercises important regulatory powers over Equinor, as well as over other companies and corporations on the NCS. As part of its business, Equinor or the partnerships to which Equinor is a party, frequently need to apply for licences and other approvals from the Norwegian State. Although Equinor is majority-owned by the Norwegian State, it does not receive preferential treatment with respect to licences granted by or under any other regulatory rules enforced by the Norwegian State.

The Petroleum Act sets out the principle that the Norwegian State is the owner of all subsea petroleum on the NCS, that exclusive right to resource management is vested in the Norwegian State and that the Norwegian State alone is authorised to award licences for petroleum activities as well as determine their terms. Licensees are required to submit a plan for development and operation (PDO) to the MPE for approval. For fields of a certain size, the Storting has to accept the PDO before it is formally approved by the MPE. Equinor is dependent on the Norwegian State for approval of its NCS exploration and development projects and its applications for production rates for individual fields.

Production licences are the most important type of licence awarded under the Petroleum Act. A production licence grants the holder an exclusive right to explore for and produce petroleum within a specified geographical area. The licensees become the owners of the petroleum produced from the field covered by the licence. Production licences are normally awarded for an initial exploration period, which is typically six years, but which can be shorter. The maximum period is ten years. During this exploration period, the licensees must meet a specified work obligation set out in the licence. If the licensees fulfil the obligations set out in the initial licence period, they are entitled to require that the licence be extended for a period specified at the time when the licence is awarded, typically 30 years.

The terms of the production licences are decided by the MPE. Production licences are awarded to group of companies forming a joint venture at the MPE's discretion. The members of the joint venture are jointly and severally liable to the Norwegian State for obligations arising from petroleum operations carried out under the licence. The MPE decides the form of the joint operating agreements and accounting agreements.

The governing body of the joint venture is the management committee. In licences awarded since 1996 where the State's direct financial interest (SDFI) holds an interest, the Norwegian State, acting through Petoro AS, may veto decisions made by the joint venture management committee, which, in the opinion of the Norwegian State, would not be in compliance with the obligations set forth in the licence with respect to the Norwegian

State's exploitation policies or financial interests. This power of veto has never been used.

Interests in production licences may be transferred directly or indirectly subject to the consent of the MPE and the approval of the Ministry of Finance of the tax treatment. In most licences, there are no pre-emption rights in favour of the other licensees. However, the SDFI, or the Norwegian State, as appropriate, still hold pre-emption rights in all licences.

The day-to-day management of a field is the responsibility of an operator appointed by the MPE. The operator is in practice always a member of the joint venture holding the production licence, although this is not legally required. The terms of engagement of the operator are set out in the joint operating agreement.

If important public interests are at stake, the Norwegian State may instruct the operators on the NCS to reduce the production of petroleum. An example of this occurred in 2020, when the Norwegian State in May imposed a reduction in oil production for the rest of the year, due to the Covid-19 pandemic that led to a lower demand for oil and gas. The reduction in production was distributed between all fields on a pro rata basis.

A licence from the MPE is also required in order to establish facilities for the transportation and utilisation of petroleum. Ownership of most facilities for the transportation and utilisation of petroleum in Norway and on the NCS is organised in the form of joint ventures. The participants' agreements are similar to joint operating agreements for production.

Licensees are required to prepare a decommissioning plan before a production licence or a licence to establish and use facilities for the transportation and utilisation of petroleum expires or is relinquished, or the use of a facility ceases. On the basis of the decommissioning plan, the MPE makes a decision as to the disposal of the facilities.

For an overview of Equinor's activities and shares in Equinor's production licences on the NCS, see section 2.3 E&P Norway.

Gas sales and transportation from the NCS
Equinor markets gas from the NCS on its own behalf and on the Norwegian State's behalf. Dry gas is mainly transported through the Norwegian gas transport system (Gassled) to customers in the UK and mainland Europe, while liquified natural gas is transported by vessels to worldwide destinations.

The Norwegian gas transport system, consisting of the pipelines and terminals through which licensees on the NCS transport their gas, is owned by a joint venture called Gassled. The Norwegian Petroleum Act of 29 November 1996 and the pertaining Petroleum Regulation establish the basis for non-discriminatory third-party access to the Gassled transport system.

The tariffs for the use of capacity in the transport system are determined by applying a formula set out in separate tariff regulations stipulated by the MPE. The tariffs are paid for booked capacity rather than the volumes actually transported.

For further information, see section 2.6 Marketing, Midstream & Processing (MMP).

The Norwegian State's participation
In 1985, the Norwegian State established the State's direct financial interest (SDFI) through which the Norwegian State has direct participating interests in licences and petroleum facilities on the NCS. As a result, the Norwegian State holds interests in a number of licences and petroleum facilities in which Equinor also holds interests. Petoro AS, a company wholly owned by the Norwegian State, was formed in 2001 to manage the SDFI assets.

The Norwegian State has a coordinated ownership strategy aimed at maximising the aggregate value of its ownership interests in Equinor and the Norwegian State's oil and gas. This is reflected in the Owner's Instruction described below, which contains a general requirement that, Equinor, in its activities on the NCS, take account of these ownership interests in decisions that may affect the execution of this marketing arrangement.

SDFI oil and gas marketing and sale
Equinor markets and sells the Norwegian State's oil and gas together with Equinor's own production. The arrangement has been implemented by the Norwegian State through a separate instruction (the Owner's Instruction) adopted by an extraordinary shareholder meeting in 2001, with the Norwegian State as sole shareholder at the time. The Owner's Instruction sets out the specific terms for the marketing and sale of the Norwegian State's oil and gas.

Equinor is obliged under the Owner's Instruction to jointly market and sell the Norwegian State's oil and gas as well as Equinor's own oil and gas. The overall objective of the marketing arrangement is to obtain the highest possible total value for Equinor's oil and gas and the Norwegian State's oil and gas, and to ensure an equitable distribution of the total value creation between the Norwegian State and Equinor.

The Norwegian State may at any time utilise its position as majority shareholder of Equinor to withdraw or amend the Owner's Instruction.

US
Petroleum activities in the US are extensively regulated by multiple agencies in the US federal government, and by tribal, state and local regulation. The US government directly regulates development of hydrocarbons on federal lands, in the US Gulf of Mexico, and in other offshore areas. Different federal agencies directly regulate portions of the industry, and other general regulations related to environmental, safety, and physical controls apply to all aspects of the industry. In addition to regulation by the US federal government, any activities on US tribal lands (indigenous persons' semi-sovereign territory) are regulated by governments and agencies in those areas. Significantly for Equinor's US onshore interests, each individual state has its own regulations of all aspects of hydrocarbon development within its borders. A recent trend also includes local municipalities adopting their own hydrocarbon regulations.

In the US, hydrocarbon interests are considered a private property right. In areas owned by the US government, that means that the government owns the minerals in its capacity as landowner. The federal government, and each tribal and state government, establishes the terms of its own leases, including the length of time of the lease, the royalty rate, and other terms.

The vast majority of onshore minerals, including hydrocarbons, in every state in which Equinor has onshore interests, belong to private individuals.

In order to explore for or develop hydrocarbons, a company must enter into a lease agreement from the applicable governmental agency for federal, state or tribal land, and for private lands, from each owner of the minerals the company wishes to develop. In each lease, the lessor retains a royalty interest in the production (if any) from the leased area. The lessee owns a working interest and has the right to explore and produce oil and gas. The lessee incurs all the costs and liabilities but will share only the portion of the revenue that is net of costs and expenses and not reserved to the lessor through its royalty interest.

Leases typically have a primary term for a specified number of years (from one to ten years) and a conditional secondary term that is tied to the production life of the properties. If oil and gas is being produced in paying quantities at the end of the primary term, or the operator satisfies other obligations specified in the agreement, the lease typically continues beyond the primary term (Held by Production). Leases typically involve paying the lessor both a signing bonus based on the number of leased acres and a royalty payment based on the production.

Each state has its own agencies that regulate the development, exploration, and production of oil and gas activities. These state agencies issue drilling permits and control pipeline transportation within state boundaries. The state agencies particularly relevant to Equinor's US onshore activities include: (a) Pennsylvania Department of Environmental Protection's Office of Oil and Gas Management, (b) Ohio Department of Natural Resources, Division of Oil and Gas, and (c) West Virginia Department of Environmental Protection. In addition, some state utility departments handle pipeline transportation within state boundaries, and each state also has its own department regulating environmental, health, and safety issues arising from oil and gas operations.

Brazil
In Brazil, licences are mainly awarded according to a concession regime or a production sharing regime (the latter specifically for areas within the pre-salt polygon area or strategic areas) by the Federal Government. All state-owned and private oil companies may participate in the bidding rounds provided they follow the bidding rules and meet the qualification criteria. The tender protocol issued for each bidding round contains the draft of the concession agreement or the production sharing agreement that the winners must adhere to without the possibility of negotiating its terms, i.e., all the agreements signed under a certain bidding round contain the same general provisions and only differ in the particular items presented in the offers. There is no restriction on foreign participation, provided that the foreign investor incorporates a company under the Brazilian law for signing the agreement and complies with the requirements established by the Brazilian National Agency of Petroleum, Natural Gas and Biofuels (ANP).

The current criteria for the evaluation of bidding offers under the concession regime are: (a) signature bonus; and (b) minimum exploration program. However, in past bidding rounds the participants also had to offer a local content percentage as a firm commitment. Companies can bid individually or in consortium always observing the qualification criteria for operator and non-operators.

The concession agreements are signed by ANP on behalf of the Federal Government. Generally, concessions are granted for a total period of 35 years and typically the exploration phase lasts from two to eight years, while the production phase may last 27 years from the declaration of commerciality. Concessionaires are entitled to request the extension of each of these phases, subject to ANP approval.

In bidding rounds involving the production sharing regime, the law grants to the Brazilian government-controlled company Petroleo Brasileiro S.A. – Petrobras, a right of preference to be the sole operator in the pre-salt fields with a minimum 30% of participating interest. If this right is exercised, Petrobras may still participate in the bidding round and present offers for the remaining 70% under the same conditions applicable to other participants. Likewise, in the concession bidding rounds, companies may bid individually or together with other companies. The winners are required to form a consortium with Pre-Sal Petroleo S.A. (PPSA), a Brazilian state-owned company, which is responsible for managing the production sharing agreement and selling the production allocated to the Government under the profit oil. PPSA appoints 50% of the members of the operating committee, including the chairperson, in addition to certain veto rights and casting vote.

The current criteria for the evaluation of bidding offers under the production sharing regime is the offered percentage of profit oil. The winner will be the company which offers the highest percentage to the government in accordance with the technical and economic parameters established for each block in the tender documents under a certain bidding round.

Production sharing contracts are signed by the Ministry of Mines and Energy on behalf of the Federal Government. Generally, the contracts are valid for a period of 35 years which, in accordance with the law, cannot be extended. Of the two phases of the contract – exploration and production – the exploration phase can be extended provided that the total period of the contract remains as 35 years.

In order to perform the exploration and exploitation of oil and gas reserves, the companies must obtain an environmental license granted by the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA), which, together with ANP, is responsible for the safety and environmental regulations regarding upstream activities.

HSE regulation relevant for the Norwegian upstream oil and gas activities in Norway

Equinor's oil and gas operations in Norway must be conducted in compliance with a reasonable standard of care, taking into consideration the safety of workers, the environment and the economic values represented by installations and vessels. The Petroleum Act specifically requires that petroleum operations be carried out in such a manner that a high level of safety is maintained and developed in step with technological developments. Equinor is also required at all times to have a plan to deal with emergency situations in Equinor's petroleum operations. During an emergency, the Norwegian Ministry of

Labour and Social Inclusion/Norwegian Ministry of Transport/Norwegian Coastal Administration may decide that other parties should provide the necessary resources, or otherwise adopt measures to obtain the necessary resources, to deal with the emergency for the licensees' account.

Liability for pollution damage

The Norwegian Petroleum Act imposes strict liability for pollution damage regardless of fault. Accordingly, as a holder of licences on the NCS, Equinor is subject to statutory strict liability under the Petroleum Act as a result of pollution caused by spills or discharges of petroleum from petroleum facilities in any of Equinor's licences.

A claim against the license holders for compensation relating to pollution damage shall initially be directed to the operator, which in accordance with the terms of the joint operating agreement, will distribute the claim to the other licensees in accordance with their participating interest in the licences.

Discharge permits

Emissions and discharges from Norwegian petroleum activities are regulated through several acts, including the Petroleum Act, the CO_2 Tax Act, the Sales Tax Act, the Greenhouse Gas Emission Trading Act and the Pollution Control Act. Discharge of oil and chemicals in relation to exploration, development and production of oil and natural gas are regulated under the Pollution Control Act. In accordance with the provisions of this Act, an operator must apply for a discharge permit from relevant authorities on behalf of the licence group in order to discharge any pollutants into water. Further, the Petroleum Act states that burning of gas in flares beyond what is necessary for safety reasons to ensure normal operations is not permitted without approval from the MPE. All operators on the NSC have an obligation, and are responsible, for establishing sufficient procedures for the monitoring and reporting of any discharge into the sea. The Environment Agency, the Norwegian Petroleum Directorate and the Norwegian Oil Industry Association have established a joint database for reporting emissions to air and discharges to sea from the petroleum activities, the Environmental Web (EW). All operators on the NCS report emission and discharge data directly into the database.

Regulations on reduction of carbon emissions and CO_2 storage

Equinor's operations in Norway are subject to emissions taxes as well as emissions allowances granted for Equinor's larger European operations under the emissions trading scheme. The agreed strengthening of the EU's emission trading scheme may result in a significant reduction in the total emissions from relevant energy and industry installations, which include Equinor's installations at the NCS. The price of emissions allowances has increased significantly and is expected to increase further towards 2030.

The Norwegian Climate Act promotes the implementation of Norway's climate targets as part of the transition to a low-emission society in Norway in 2050. This act may influence our activities through plans and actions implemented to achieve these targets and reference is made to the Climate Plan 2021-2030 launched 8 January 2021 by the Norwegian Government for achievement of at least 50% and towards 55% reduction in GHG emissions in 2030 compared to 1990 levels. The plan states that the carbon cost for offshore oil & gas production in Norway will increase to 2000 NOK/t CO_2 towards 2030.

The EU directive 2009/31/EU on storage of CO_2 is implemented in the Pollution Control Act and the Petroleum Act and in regulations adopted under the Petroleum Act. The CO_2 capture and storage at Equinor's Sleipner and Snøhvit fields as well as the Northern Lights project are governed by these regulations. More storage locations are currently being applied for.

HSE regulation of upstream oil and gas activities in the US
Equinor's upstream activities in the US are heavily regulated at multiple levels, including federal, state, and local municipal regulation. Equinor is subject to those regulations as a part of its activities in the US onshore (including Equinor's assets in Ohio, Pennsylvania and West Virginia), and activities in the US Gulf of Mexico.

The National Environmental Policy Act of 1969 is an umbrella procedural statute that requires federal agencies to consider the environmental impacts of their actions. Several substantive US federal statutes specifically cover certain potential environmental effects of hydrocarbon extraction activities. Those include: the Clean Air Act, which regulates air quality and emissions; the Federal Water Pollution Control Act (commonly known as the Clean Water Act), which regulates water quality and discharges; the Safe Drinking Water Act, which establishes drinking water standards for tap water and underground injection rules; the Resource Conservation and Recovery Act of 1976, which regulates hazardous and solid waste management; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, which addresses remediation of legacy disposal sites and release reporting; and the Oil Pollution Act, which provides for oil spill prevention and response.

Other US federal statutes are resource-specific. The Endangered Species Act of 1973 protects listed endangered and threatened species and critical habitat. Other statutes protect certain species, including the Migratory Bird Treaty Act, the Bald and Golden Eagle Protection Act and the Marine Mammal Protection Act of 1972. Other statutes govern natural resource planning and development on federal lands onshore and on the Outer Continental Shelf, including: the Mineral Leasing Act; the Outer Continental Shelf Lands Act; the Federal Land Policy and Management Act of 1976; the Mining Law of 1872; the National Forest Management Act of 1976; the National Park Service Organic Act; the Wild and Scenic Rivers Act; the National Wildlife Refuge System Administration Act of 1966; the Rivers and Harbors Appropriation Act; and the Coastal Zone Management Act of 1972.

The federal government regulates offshore exploration and production for the Outer Continental Shelf (OCS), which extends from the edge of state waters (either 3 or 9 nautical miles from the coast, depending on the state) out to the edge of national jurisdiction, 200 nautical miles from shore. The Bureau of Ocean Energy Management (BOEM) manages federal OCS leasing programs, conducts resource assessments, and licences seismic surveys. The Bureau of Safety and Environmental Enforcement (BSEE) regulates all OCS oil and gas drilling and production. The Office of Natural Resources Revenue (ONRR) collects and disburses rents and royalties from offshore and onshore federal and Native American lands.

Additional federal statutes cover certain products or wastes, and focus on human health and safety: the Toxic Substances Control Act regulates new and existing chemicals and products that contain these chemicals; the Hazardous Materials Transportation Act regulates transportation of hazardous materials; the Occupational Safety and Health Act of 1970 regulates hazards in the workplace; the Emergency Planning and Community Right-to-Know Act of 1986 provides emergency planning and notification for hazardous and toxic chemicals.

The federal and state governments share authority to administer some federal environmental programs (e.g., the Clean Air Act and Clean Water Act). States also have their own, sometimes more stringent, environmental laws. Counties, cities and other local government entities may have their own requirements as well.

Equinor continually monitors regulatory and legislative changes at all levels and engages in the stakeholder process through trade associations and direct comments to suggested regulatory and legislative regimes, to ensure that its operations remain in compliance with all applicable laws and regulations. In particular, BSEE drilling and production regulations were extensively revised in response to the 2010 Deepwater Horizon blowout and oil spill. The revised regulatory regime includes requirements for enhanced well design, improved blowout preventer design, testing and maintenance, and an increased number of trained inspectors. The Biden Administration is expected to review and revise these regulations, and Equinor is engaged with relevant governmental and industry stakeholders to ensure that Equinor's operations remain in compliance.

HSE regulation of upstream oil and gas activities in Brazil
Equinor's oil and gas operations in Brazil must be conducted in compliance with a reasonable standard of care, taking into consideration the safety and health of workers and the environment. The Brazilian Petroleum Law (Law No. 9,478/97) describes the government's policy objectives for the rational use of the country's energy resources, including the protection of the environment. In addition to the Petroleum Law, Equinor is also subject to many other laws and regulations issued by different authorities, including ANP, IBAMA, Federal Environmental Council (CONAMA) and Brazilian Navy. All those authorities have the power to impose fines in case of non-compliance with the respective rules. The concession and production sharing contracts also impose obligations on operators and consortium members, who are jointly and severally liable. They must, at their own account and risk, assume and fully respond to all losses and damages caused directly or indirectly by the applicable consortium's operations and their performance irrespective of fault, to the ANP, the Federal Government and third parties.

The exploration, drilling and production of oil and gas depend on environmental licences which define the conditions for the implementation of the project and compliance measures to mitigate and control environment impact. Equinor is subject to fines and even licence suspension and/or cancellation in case of non-compliance with such conditions.

In Brazil, Equinor is also required to have an emergency response system as per ANP Ordinance 44/2009 to deal with emergency situations in its petroleum operations, as well as an oil spill response plan for each asset to minimise the environmental impact of any environmental unexpected situation that may generate spill of oil or chemical to sea.

Discharge permits
Discharges from Brazilian petroleum activities are regulated through several acts, including the CONAMA Resolution 393/2007 for produced water, CONAMA Resolution No. 357/2005 and CONAMA Resolution No. 430/2011 for effluents (sewage, etc) and IBAMA technical instructions for drilling waste. According to Environmental Ministry Ordinance No. 422/2011, the discharge of chemicals in connection with exploration, development and production of oil and natural gas is assessed as part of the permitting process and the operator must apply for any discharge permit from relevant authorities on behalf of the licence group in order to discharge any pollutants into the water.

Regulations on reduction of carbon emissions
Although Equinor's operations in Brazil are not subject to emissions taxes (CO_2 limit) yet, there are initiatives within the Brazilian congress for the establishment of a carbon market. At this point it is unclear if and when these initiatives will be turned into law.

The CONAMA Regulation No. 382/06 regulates air emissions limits for pollutant gases (e.g. NOx) from all fixed sources that have total power consumption higher than 100MW.

Gas flares must be authorised by the ANP under ANP Resolution No. 806/2020, which also sets out cases in which ANP authorisation is not necessary.

The Brazilian government signed the Paris Agreement in 2015. During COP26, Brazil updated its ambition to reduce its greenhouse gas emissions by 37% until 2025 and 50% until 2030, compared to 2005 levels. Because of the desire to boost the economy and an expected growing energy demand, the focus on emissions reduction is on improved control of Forests and Land Use and for that Brazil continue to adhere to the Forest for Deal agreement, committing to take actions to reduce illegal deforestation until 2030. The country also adheres to the Global Methane Pledge.

To meet the growing energy demand challenge, the Brazilian government has indicated acceptance for an increase in total emissions in the short term from the industrial and power generation sectors, although the efficiency in power generation and usage will certainly be an important part of the Brazilian government's future approach to the issue.

Regulatory framework for renewable energy operations
Equinor's renewables positions currently mainly consist of offshore wind farms in operation and development in the UK, the state of New York and Poland. In these jurisdictions the legislation is structured around a lease where permission to develop is granted following a series of approvals relating largely to environmental and social impact assessments. The government separately auctions a subsidized power purchase price either through renewable offtake certificates or contracts for difference. In both cases, Equinor and its partners take the risk for developing, constructing and operating the wind farms within a fixed timeframe.



Norwegian continental shelf.

Taxation of Equinor

Norway

Equinor's profits, both from offshore oil and natural gas activities and from onshore activities, are subject to Norwegian corporate income tax. The standard corporate income tax rate is 22%. In addition, a special petroleum tax is levied on profits from petroleum production and pipeline transportation on the NCS. The special petroleum tax rate is 56%. The special petroleum tax rate is applied to relevant income in addition to the standard income tax rate, resulting in a 78% marginal tax rate. For further information, see note 10 Income taxes to the Consolidated financial statements.

In June 2020, the Norwegian Parliament enacted temporary targeted changes to Norway's petroleum tax system for investments incurred in 2020 and 2021 and beyond 2021 for certain projects. The changes were effective from 1 January 2020 and provide companies with an immediate tax deduction in the special petroleum tax (56% rate) instead of tax depreciation over six years. In addition, the tax uplift, which has been increased from 20.8% to 24%, will be allowed in the first year instead of over four years. Tax depreciation towards the corporate tax rate (22% tax rate) will continue to be over six years. See also note 10 Income taxes to the Consolidated financial statements.

On 3 September 2021, the Norwegian Ministry of Finance circulated a consultation paper for a cashflow-based petroleum tax system for the special tax of 56%. The combined tax rate of 78% is maintained and the temporary 2020-rules are upheld for qualified future investments. Investments that are not covered by the temporary 2020-rules will be 100% deductible in the special tax base, but with no right for uplift. The corporate tax of 22% is deductible in the special tax base and the special tax rate is increased to 71.8% to maintain the marginal tax rate of 78%. Tax treatment of future investment costs in the ordinary tax base (22%) will continue to be depreciated over six years. The new rules are proposed to be implemented from 1 January 2022. The deadline for consultation on the proposal was 3 December 2021 and the new Government, which has expressed

support to the main content of the proposal, will now draft a bill to the parliament (Storting).

Equinor's international petroleum activities are subject to tax pursuant to local legislation.

US

Equinor's operations in the US are subject generally to corporate income, severance and production, ad valorem and transaction taxes levied by the federal, state and local tax authorities, and to royalties payable to federal, state and local authorities and, in some cases, private landowners. The federal corporate income tax rate in the US is 21%. The current administration is proposing several major legislative changes to the US tax code, including the imposition of a 15% minimum tax on corporate book income for corporations with profits over USD 1 billion, effective for tax years beginning after 31 December 2022.

Brazil

Regardless of the applicable regime for oil and gas activities, corporate income tax and social contribution are levied on taxable income at a combined rate of 34%. A simplified tax regime with a lower effective tax rate is available for activities with gross revenues below a threshold of 78 million Brazilian reais per year. In addition, there are several indirect taxes but exports are exempt. There is a Bill of Law aiming to establish a tax on export of crude oil expected to be voted in 2022.

Imports of assets are subject to several customs duties, but a special regime is available for certain assets used in the oil and gas activities allowing suspension of the federal duties and reduction of state duties.

The concession regime usually includes a 10% royalty, and special participation tax that varies based on time, location and production between 10% and 40%. PSA regime usually includes a 15% royalty, an annual 80% cost recovery ceiling, and a biddable government profit share.

Subsidiaries and properties

Significant subsidiaries

The following table shows significant subsidiaries and significant equity accounted companies within the Equinor group as of 31 December 2021.

Significant subsidiaries and significant equity accounted companies

Name	in %	Country of incorporation	Name	in %	Country of incorporation
Danske Commodities A/S	100	Denmark	Equinor Natural Gas LLC	100	USA
Equinor Angola Block 15 AS	100	Norway	Equinor New Energy AS	100	Norway
Equinor Angola Block 17 AS	100	Norway	Equinor Nigeria Energy Company Ltd.	100	Nigeria
Equinor Angola Block 31 AS	100	Norway	Equinor Refining Norway AS	100	Norway
Equinor Apsheron AS	100	Norway	Equinor Russia AS[1]	100	Norway
Equinor Argentina AS	100	Norway	Equinor Russia Holding AS[1]	100	Norway
Equinor Brasil Energia Ltda.	100	Brazil	Equinor UK Ltd. (Group)	100	United Kingdom
Equinor BTC (Group)	100	Norway	Equinor US Holding Inc. (Group)	100	USA
Equinor Canada Ltd. (Group)	100	Canada	Equinor Ventures AS	100	Norway
Equinor Danmark (Group)	100	Denmark	Equinor Wind US LLC	100	USA
Equinor Dezassete AS	100	Norway	Statholding AS (Group)	100	Norway
Equinor Energy AS	100	Norway	Statoil Kharyaga AS[1]	100	Norway
Equinor Energy do Brasil Ltda.	100	Brazil	Equinor Wind Power AS	100	Norway
Equinor Energy International AS	100	Norway	AngaraOil LLC[1,2]	49	Russia
Equinor Energy Ireland Ltd.	100	Ireland	AWE-Arkona-Windpark Entwicklungs-GmbH[2]	25	Germany
Equinor Holding Netherlands BV	100	Netherlands	Bandurria Sur Investment SA[2]	50	Argentina
Equinor In Amenas AS	100	Norway	Hywind (Scotland) Ltd.[2]	75	United Kingdom
Equinor In Salah AS	100	Norway	SCIRA Offshore Energy Ltd.[2]	40	United Kingdom
Equinor Insurance AS	100	Norway	SevKomNeftegas LLC[2]	33	Russia
Equinor International Netherlands BV	100	Netherlands			

1) In February 2022, Equinor announced its intention to exit its business activities in Russia. See note 27 Subsequent events to the consolidated financial statements.
2) Equity accounted entities.

Property, plants and equipment

Equinor has interests in real estate in many countries throughout the world. However, no individual property is significant. The largest office buildings are the Equinor's head office located at Forusbeen 50, NO-4035, Stavanger, Norway which comprises approximately 135,000 square meters of office space, and the 65,500 square metre office building located at Fornebu on the outskirts of Norway's capital, Oslo. Both office buildings are leased.

For a description of significant reserves and sources of oil and natural gas, see Proved oil and gas reserves in section 2.10 Operational performance and section 4.2 Supplementary oil and gas information (unaudited) later in this report. For a description of operational refineries, terminals and processing plants, see section 2.6 Marketing, Midstream & Processing (MMP).

For more information, see note 11 Property, plant and equipment to the Consolidated financial statements.

Related party transactions

See note 25 Related parties to the Consolidated financial statements. See also chapter 3 Governance in section 3.4 Equal treatment of shareholders and transactions with close associates.

Insurance

Equinor maintains insurance coverage that includes coverage for physical damage to its properties, third-party liability, workers' compensation and employers' liability, general liability, sudden pollution and other coverage. See also section 2.13 Risk review under Risk factors.

2.10
Operational performance

Proved oil and gas reserves

Proved oil and gas reserves were estimated to be 5,356 million boe at year end 2021, compared to 5,260 million boe at the end of 2020.



Distribution of proved reserves

- Norway
- Eurasia excluding Norway
- US
- Africa
- Americas excluding US

Changes in proved reserves estimates are most commonly the result of revisions of estimates due to observed production performance or changes in prices or costs, extensions of proved areas through drilling activities or the inclusion of proved reserves in new discoveries through the sanctioning of new development projects. These are the result of continuous business processes and can be expected to continue to add reserves in the future.

Proved reserves can also be added or subtracted through the acquisition or divestment of assets or due to other factors outside management control.

Changes in oil and gas prices can affect the quantities of oil and gas that can be recovered from the accumulations. Higher oil and gas prices will normally allow more oil and gas to be recovered, while lower prices will normally result in reductions. However, for fields with PSAs and similar contracts, increased prices may result in lower entitlement to produced volumes and lower prices may increase entitlement to produced volumes. These described changes are included in the revisions category.

The principles for booking proved gas reserves are limited to contracted gas sales or gas with access to a robust gas market.

In Norway, the UK and Ireland, Equinor recognises reserves as proved when a development plan is submitted, as there is reasonable certainty that such a plan will be approved by the regulatory authorities. Outside these territories, reserves are generally booked as proved when regulatory approval is received, or when such approval is imminent. Undrilled well locations in onshore fields in the USA are generally booked as proved undeveloped reserves when a development plan has been adopted and the well locations are scheduled to be drilled within five years.

Approximately 85% of Equinor's proved reserves are located in OECD countries. Norway is by far the most important contributor in this category, followed by USA and Canada. Of Equinor's total proved reserves, 6% are related to PSAs in non-OECD countries such as Angola, Algeria, Azerbaijan, Brazil, Libya, Nigeria and Russia[9]. Other non-OECD reserves are related to concessions in Argentina, Brazil and Russia[1], representing all together 9% of Equinor's total proved reserves.



Proved reserves
million boe

- Proved developed reserves
- Proved undeveloped reserves

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[9] Equinor's intention to exit its business activities in Russia is expected to reduce the net proved reserves in Eurasia excluding Norway by 88 million boe. See note 27 Subsequent event to the Consolidated financial statements.

Changes in proved reserves in 2021

The total volume of proved reserves increased by 96 million boe in 2021.

Change in proved reserves

(million boe)	For the year ended 31 December		
	2021	2020	2019
Revisions and improved recovery (IOR)	**596**	(171)	327
Extensions and discoveries	**306**	131	253
Purchase of petroleum-in-place	**-**	6	72
Sales of petroleum-in-place	**(96)**	-	(125)
Total reserve additions	**806**	(34)	527
Production	**(710)**	(710)	(698)
Net change in proved reserves	**96**	(744)	(171)



Revisions and IOR

Revisions of previously booked reserves, including the effect of improved recovery, increased the proved reserves by net 596 million boe in 2021. This is the net result of 746 million boe in positive revisions and increased recovery and 150 million boe in negative revisions. Many producing fields had positive revisions due to better performance, new drilling targets and improved recovery measures, as well as reduced uncertainty due to further drilling and production experience. The positive revisions also included a direct effect of higher commodity prices, increasing the proved reserves by approximately 275 million boe through increased economic lifetime on several fields. The negative revisions were related to lower entitlement volumes from several fields with PSAs, and to unforeseen events and operational challenges resulting in reduced production potential on some fields.

Extensions and discoveries

A total of 306 million boe of new proved reserves were added through extensions and discoveries. The Bacalhau field in Brazil is the main contributor in this category and is included in the proved reserves for the first time. In addition, this category includes extensions of proved areas through drilling of new wells in previously undrilled areas in the onshore plays in the US and in Argentina, and at fields in Norway and UK.

Purchase and sale of reserves

There were no purchase of proved reserves in 2021.

A total of 96 million boe of sale of reserves in place are related to divestment of our Bakken assets in the US and the Terra Nova field offshore Canada.

Production

The 2021 entitlement production was 710 million boe, unchanged from 2020.



Aasta Hansteen spar platform, Norwegian Sea.

Development of reserves

In 2021, 881 million boe were matured from proved undeveloped to proved developed reserves. Production start of the Troll Phase 3 project and the Martin Linge field added more than 600 million boe to the proved developed reserves. Continued drilling in the Appalachian basin in the US and in the Oseberg, Johan Sverdrup, and Snorre fields in Norway increased the proved developed reserves by 180 million boe during 2021. The remaining 100 million boe of the matured volume is related to a wide range of activities on assets world-wide. The positive revisions of both proved developed reserves of 471 million boe and proved undeveloped reserves of 125 million boe are related to the increased commodity prices, increasing economic lifetime at some fields, as well as higher activity levels.
Undeveloped extensions and discoveries of 269 million boe are dominated by the onshore assets in the Appalachian basin and in Argentina, together with the Bacalhau field in Brazil and the Johan Castberg field in Norway.

In 2020, 250 million boe were matured from proved undeveloped to proved developed reserves. Continued drilling in the Appalachian basin in the US and in the Johan Sverdrup, Ærfugl and Oseberg fields in Norway, increased the proved developed reserves by 200 million boe during 2020. The remaining 50 million boe of the matured volume was related to a wide range of activities on assets world-wide. The negative revision of proved undeveloped reserves of 131 million boe was both related to the reduced commodity prices, decreasing economic lifetime at some fields, as well as reduced activity levels and operational challenges This resulted in a reduction of

proved undeveloped reserves, particularly in the onshore assets in the US, in fields in Brazil and in the UK.

In 2019, 426 million boe were matured from proved undeveloped to proved developed reserves. Start of production from the Johan Sverdrup, Trestakk and Utgard fields in Norway and in the UK, increased the proved developed reserves by 305 million boe. The remaining 121 million boe of the matured volume was related to activities on developed assets in several countries. Sanctioning of the North Komsomolskoye field development in Russia[10], and extension of the proved areas in our onshore assets in the US, were the main reasons for the 188 million boe of proved undeveloped reserves added as extensions and discoveries. The net positive revisions of 149 million boe were the result of several smaller revisions on most fields in our portfolio.

Over the last five years, Equinor has matured 2,406 million boe of proved undeveloped reserves to proved developed reserves.

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[10] Equinor's intention to exit its business activities in Russia is expected to reduce the net proved reserves in Eurasia excluding Norway by 88 million boe. See note 27 Subsequent events to the Consolidated financial statements.

Development of proved reserves

(million boe)	2021 Total proved reserves	2021 Developed	2021 Undeveloped	2020 Total proved reserves	2020 Developed	2020 Undeveloped	2019 Total proved reserves	2019 Developed	2019 Undeveloped
At 1 January	**5,260**	3,222	2,038	**6,004**	3,679	2,325	**6,175**	3,733	2,442
Revisions and improved recovery	**596**	471	125	**(171)**	(40)	(131)	**327**	178	149
Extensions and discoveries	**306**	37	269	**131**	37	94	**253**	65	188
Purchase of reserves-in-place	**-**	-	-	**6**	6	0	**72**	15	57
Sales of reserves-in-place	**(96)**	(83)	(13)	**-**	-	-	**(125)**	(40)	(85)
Production	**(710)**	(710)	-	**(710)**	(710)	-	**(698)**	(698)	-
Moved from undeveloped to developed	**-**	881	(881)	**-**	250	(250)	**-**	426	(426)
At 31 December	**5,356**	3,818	1,538	**5,260**	3,222	2,038	**6,004**	3,679	2,325

Proved developed and undeveloped reserves

As of 31 December 2021	Oil and condensate (mmboe)	NGL (mmboe)	Natural gas (mmmcf)	Total oil and gas (mmboe)
Developed				
Norway	702	160	11,145	**2,847**
Eurasia excluding Norway	68	0	94	**85**
Africa	104	12	145	**141**
USA	161	37	1,845	**527**
Americas excluding USA	215	-	14	**217**
Total developed proved reserves	1,249	209	13,244	**3,818**
Undeveloped				
Norway	594	42	1,667	**934**
Eurasia excluding Norway	109	-	59	**119**
Africa	13	2	17	**18**
USA	56	8	387	**133**
Americas excluding USA	334	-	5	**335**
Total undeveloped proved reserves	1,105	52	2,136	**1,538**
Total proved reserves	2,355	261	15,381	**5,356**



Johan Castberg FPSO being prepared for the voyage from Singapore to Stord, 8 February 2022.

As of 31 December 2021, the total proved undeveloped reserves amounted to 1,538 million boe, 61% of which are related to fields in Norway. The Johan Sverdrup and Snøhvit fields, which have continuous development activities, together with fields not yet in production, such as Johan Castberg, have the largest proved undeveloped reserves in Norway. The largest assets with proved undeveloped reserves outside Norway, are Bacalhau and Peregrino in Brazil, North Komsomolskoye in Russia[11], the Appalachian basin and Vito in the US, Mariner in the UK, and ACG in Azerbaijan. All these fields are either producing or will start production within the next three years.

For fields with proved reserves where production has not yet started, investment decisions have already been sanctioned and investments in infrastructure and facilities have commenced. There are no material development projects, which would require a separate future investment decision by management, included in our proved reserves. Some development activities will take place more than five years from the disclosure date on many fields, but these are mainly related to incremental type of spending, such as drilling of additional wells from existing facilities, in order to secure continued production.

For projects under development, the Covid-19 pandemic has impacted progress due to personnel limitations on offshore and onshore facilities and yards. This has delayed production start at the Martin Linge and Johan Castberg fields in Norway. At Martin Linge, where development has now been going on for more than five years, first oil was planned in 2020. First oil occurred in 2021. The Johan Castberg field was originally planned to start production in 2022, four years after the field development was sanctioned. This is now delayed to 2024.

For our onshore assets, all proved undeveloped reserves are limited to wells that are scheduled to be drilled within five years.

In 2021, Equinor incurred USD 7.0 billion in development costs relating to assets carrying proved reserves, of which USD 6.0 billion was related to proved undeveloped reserves.

Additional information about proved oil and gas reserves is provided in section 4.2 Supplementary oil and gas information (unaudited).

Reserves replacement
The reserves replacement ratio is defined as the net amount of proved reserves added divided by produced volumes in any given period. The table below presents the changes in reserves for each category relating to the reserve replacement ratio for the years 2021, 2020 and 2019.

The 2021 reserves replacement ratio was 113% and the corresponding three-year average was 61%.

The reserves replacement ratio excluding equity accounted entities was 115% in 2021.

The organic reserves replacement ratio, excluding sales and purchases, was 127% in 2021 compared to negative 6% in 2020. The organic average three-year replacement ratio was 68% at the end of 2021.

For additional information regarding proved reserves changes and the reliability of proved reserves estimates, see the sections 4.2 Supplementary oil and gas information and 2.13 Risk review, respectively.

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[11] Equinor's intention to exit its business activities in Russia is expected to reduce the total proved undeveloped reserves in Eurasia excluding Norway by 54 million boe. See note 27 Subsequent event to the Consolidated financial statements.

Reserves replacement ratio

	For the year ended 31 December		
	2021	2020	2019
Annual	**113 %**	(5 %)	75 %
Three-year-average	**61 %**	95 %	147 %

Proved reserves by region



Proved reserves in Norway

A total of 3,781 million boe was recognised as proved reserves in 58 fields and field development projects on the Norwegian continental shelf (NCS), representing 71% of Equinor's total proved reserves. Of these, 53 fields and field areas are currently in production, 41[12] of which are operated by Equinor.

Production experience, further drilling and improved recovery on many of Equinor's producing fields in Norway contributed with positive revisions of 465 million boe in 2021. Negative revisions totalled 42 million boe and were related to operational challenges. The higher commodity prices increased the proved reserves in Norway by 144 million boe (2.2%).

Inclusion of new segments to several fields contributed to extensions and discoveries which totalled 19 million boe in 2021.

Of total proved reserves on the NCS, 2,847 million boe (75%) are proved developed reserves. Of the total proved reserves in this area, 60% are gas reserves related to large gas fields such as Troll, Oseberg, Snøhvit, Ormen Lange, Aasta Hansteen, Martin Linge, Tyrihans and Visund, and 40% are liquid reserves.

Proved reserves in Eurasia, excluding Norway

Equinor has proved reserves of 204 million boe related to seven fields in Russia[13], Azerbaijan, United Kingdom and Ireland. Net negative revisions related mainly to operational challenges on fields in the UK and in Russia[1] reduced the proved reserves in this area by 23 million boe. Eurasia excluding Norway represents 4% of Equinor's total proved reserves. All fields in this area are now producing. Of the proved reserves in Eurasia, 85 million boe (42%) are proved developed reserves.

Of the total proved reserves in this area, 87% are liquid reserves and 13% are gas reserves.



Proved reserves in Africa

Equinor recognised proved reserves of 159 million boe in producing assets in the West and North African countries Angola, Algeria, Nigeria and Libya. Africa represents 3% of Equinor's total proved reserves. Angola and Algeria are the primary contributors to the proved reserves in this area. Most of the fields in Africa are mature and on decline. Net positive revisions increased the proved reserves by 13 million boe, mainly related to positive reservoir performance.

For information related to the Agbami redetermination process and the dispute between the Nigerian National Petroleum Corporation and the partners in Oil Mining Lease (OML) 128 concerning certain terms of the OML 128 Production Sharing Contract (PSC), see note 24 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements. The effect of this redetermination on the proved reserves, which is estimated to be immaterial, is not yet included.

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[12] Fields carrying proved reserves at year-end 2021, whereas the number of fields with production during the year referred to in section 2.3 E&P Norway may be different depending on how production is allocated and reported

[13] Equinor's intention to exit its business activities in Russia is expected to reduce the net proved reserves in Eurasia excluding Norway by 88 million boe. See note 27 Subsequent event to the Consolidated financial statements.

Of the total proved reserves in Africa, 141 million boe, or 89%, are proved developed reserves. Of the total proved reserves in this area, 82% are liquid reserves and 18% are gas reserves.



Proved reserves USA

In the US, Equinor has proved reserves equal to 660 million boe in assets in the Gulf of Mexico as well as in onshore tight reservoirs.

Vito, which was sanctioned in 2019, is the only field in this area that is not yet producing.

The proved reserves in the US were subject to a net positive revision of 78 million boe in 2021, mainly due to increased commodity prices and activity levels.

New wells extending the proved areas in the US onshore assets, added a total of 61 million boe in the extensions and discoveries category.

The divestment of our interests in the Bakken field in the USA in 2021 resulted in a reduction of proved reserves of 89 million boe.

Of the total proved reserves in the US at year-end 2021, 527 million boe or 80% are proved developed reserves. Liquid reserves are 40% and gas reserves are 60%.

Proved reserves in the US now represent 12% of total proved reserves in Equinor.



Proved reserves in the Americas excluding USA

In the Americas excluding USA, Equinor has proved reserves equal to 552 million boe in a total of seven fields. Three fields are located offshore Canada, three offshore Brazil, and one field onshore in Argentina. Six of these are producing.

Our interests in the Terra Nova field in Canada were divested during 2021 resulting in a reduction of 6 million boe.

Revisions of the proved reserves in this area are positive increasing the proved reserves by a net volume of 63 million boe. This is related to continued drilling and increased commodity prices, resulting in longer economic lifetime of fields.

Sanctioning of the Bacalhau field, offshore Brazil, and activities in new areas in Bandurria Sur in Argentina added a total of 224 million boe to the extensions and discoveries category.

Of the total proved reserves in the Americas excluding USA, 217 million boe, or 39% are proved developed reserves. Less than 1% of the proved reserves in this area are gas reserves.



Preparation of reserves estimates

Equinor's annual reporting process for proved reserves is coordinated by a central corporate reserves management (CRM) team consisting of qualified professionals in geosciences, reservoir and production technology and financial evaluation. The team has an average of more than 25 years' experience in the oil and gas industry. CRM reports to the senior vice president of accounting and financial compliance in the Chief financial officer organisation and is independent of the exploration and production business areas. All the reserves estimates have been prepared by Equinor's technical staff.

Although the CRM team reviews the information centrally, each asset team is responsible for ensuring compliance with the requirements of the SEC and Equinor's corporate standards. Information about proved oil and gas reserves, standardised measures of discounted net cash flows related to proved oil and gas reserves and other information related to proved oil and gas reserves, is collected from the local asset teams and checked by CRM for consistency and conformity with applicable standards. The final numbers for each asset are quality-controlled and approved by the responsible asset managers, before aggregation to the required reporting level by CRM.

The person with primary responsibility for overseeing the preparation of the reserves estimates is the manager of the CRM team. The person who currently holds this position has a bachelor's degree in earth sciences from the University of Gothenburg, and a master's degree in petroleum exploration and exploitation from Chalmers University of Technology in Gothenburg, Sweden. She has 36 years' experience in the oil and gas industry, 35 of them with Equinor. She is a member of the Society of Petroleum Engineering (SPE) and of the Technical Advisory Group to the UNECE Expert Group on Resource Management (EGRM).

DeGolyer and MacNaughton report
Petroleum engineering consultants DeGolyer and MacNaughton have carried out an independent evaluation of Equinor's proved reserves as of 31 December 2021 using data provided by Equinor. The evaluation accounts for 100% of Equinor's proved reserves including equity accounted entities. The aggregated net proved reserves estimates prepared by DeGolyer and MacNaughton do not differ materially from those prepared by Equinor when compared on the basis of net equivalent barrels.

A reserves audit report summarising this evaluation is included as Exhibit 15 (a)(iv).

Net proved reserves

At 31 December 2021	Oil and condensate (mmboe)	NGL/LPG (mmboe)	Natural gas (mmmcf)	Oil equivalent (mmboe)
Estimated by Equinor	2,355	261	15,381	5,356
Estimated by DeGolyer and MacNaughton	2,451	283	15,449	5,487

Operational statistics

Total developed and undeveloped oil and gas acreage, in which Equinor had interests at 31 December 2021, are presented in the table below.

Developed and undeveloped oil and gas acreage

At 31 December 2021 (in thousands of acres)		Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
Developed acreage	- gross[1]	953	187	834	357	311	**2,643**
	- net[2]	373	77	265	88	67	**871**
Undeveloped acreage	- gross[1]	15,072	21,289	7,027	1,517	33,724	**78,630**
	- net[2]	6,765	9,831	2,123	637	14,321	**33,676**

1) A gross value reflects the acreage in which Equinor has a working interest.

2) The net value corresponds to the sum of the fractional working interests owned by Equinor in the same acreage.

Equinor's largest concentrations of net developed acreage in Norway are in the Troll, Oseberg, Skarv Unit, Snøhvit, Ormen Lange and Johan Sverdrup fields. In Africa, the Algerian gas development projects In Amenas and In Salah represent the largest concentrations of net developed acreage. In the Americas, the Appalachian basin assets in the US have the largest net developed acreage.

The largest concentration of net undeveloped acreage is in Russia[14] in Eurasia, which represents 25% of Equinor's total net undeveloped acreage, followed by Norway and Argentina.

The largest net undeveloped acreage in the Americas, is in Argentina, Canada and Colombia.

At 31 December 2021, Equinor no longer holds acreage in Australia, Nicaragua, South Africa and Uruguay.

Equinor holds acreage in numerous concessions, blocks and leases. The terms and conditions regarding expiration dates vary significantly from property to property. Work programmes are designed to ensure that the exploration potential of any property is fully evaluated before expiration.

Acreage related to several of these concessions, blocks and leases are scheduled to expire within the next three years. Any acreage which has already been evaluated to be non-profitable may be relinquished prior to the current expiration date. In other cases, Equinor may decide to apply for an extension if more time is needed in order to fully evaluate the potential of the properties. Historically, Equinor has generally been successful in obtaining such extensions.

Most of the undeveloped acreage that will expire within the next three years, is related to early exploration activities where no production is expected in the foreseeable future. The expiration of these leases, blocks and concessions will therefore not have any material impact on our proved reserves.

[14] In February 2022, Equinor announced its intention to exit its business activities in Russia. See note 27 Subsequent event to the Consolidated financial statements.

Productive oil and gas wells
The number of gross and net productive oil and gas wells, in which Equinor had interests at 31 December 2021, is shown in the table below.

The gross number of oil wells has decreased from last year mainly due to the sale of Bakken onshore assets in the US. The gross and net number of gas wells has increased from last year mainly due to continued drilling at the Appalachian basin onshore assets in the US.

The total gross number of productive wells as of end 2021 includes 415 oil wells and 12 gas wells with multiple completions or wells with more than one branch.

Number of productive oil and gas wells

At 31 December 2021		Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
Oil wells	- gross[1]	963	296	432	75	198	**1,964**
	- net[2]	321.2	69.9	66.3	23.9	56.3	**537.7**
Gas wells	- gross[1]	215	6	113	2,266	–	**2,600**
	- net[2]	93.5	2.2	43.4	442.0	–	**581.1**

1) A gross value reflects the number of wells in which Equinor owns a working interest.

2) The net value corresponds to the sum of the fractional working interests owned by Equinor in the same gross wells.

Net productive and dry oil and gas wells drilled

The following tables show the number of net productive and dry exploratory and development oil and gas wells completed or abandoned by Equinor over the past three years. Productive wells include exploratory wells in which hydrocarbons were discovered, and where drilling or completion has been suspended pending further evaluation. A dry well is a well found to be incapable of producing sufficient quantities to justify completion as an oil or gas well. Dry development wells are mainly injector wells but does also include drilled and permanently abandoned wells.

Number of net productive and dry oil and gas wells drilled[1]	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
Year 2021						
Net productive and dry exploratory wells drilled	7.4	0.5	-	-	0.6	**8.5**
- Net dry exploratory wells	4.0	0.5	-	-	0.6	**5.0**
- Net productive exploratory wells	3.5	-	-	-	-	**3.5**
Net productive and dry development wells drilled	38.8	26.6	2.0	19.7	8.5	**95.6**
- Net dry development wells	8.3	8.6	0.4	-	0.4	**17.8**
- Net productive development wells	30.5	18.0	1.5	19.7	8.1	**77.8**
Year 2020						
Net productive and dry exploratory wells drilled	8.2	2.0	-	1.1	2.7	**14.0**
- Net dry exploratory wells	4.7	1.0	-	0.4	0.9	**6.9**
- Net productive exploratory wells	3.6	1.0	-	0.7	1.8	**7.0**
Net productive and dry development wells drilled	27.6	22.1	1.6	48.2	8.7	**108.2**
- Net dry development wells	4.0	3.9	-	-	0.7	**8.6**
- Net productive development wells	23.6	18.2	1.6	48.2	8.0	**99.6**
Year 2019						
Net productive and dry exploratory wells drilled	11.0	5.0	-	0.4	2.1	**18.5**
- Net dry exploratory wells	5.9	4.0	-	-	0.3	**10.2**
- Net productive exploratory wells	5.1	1.0	-	0.4	1.8	**8.3**
Net productive and dry development wells drilled	30.7	13.4	2.0	121.6	3.5	**171.1**
- Net dry development wells	5.1	1.4	-	0.5	0.8	**7.8**
- Net productive development wells	25.6	12.0	2.0	121.1	2.6	**163.3**

1) The net value corresponds to the sum of the fractional working interests owned by Equinor in the same gross wells.

Exploratory and development drilling in process
The following table shows the number of exploratory and development oil and gas wells in the process of being drilled, or drilled but not yet put on stream by Equinor at 31 December 2021.

Number of wells in progress

At 31 December 2021		Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
Development wells	- gross[1]	37	18	16	23	12	**106**
	- net[2]	16.7	6.2	3.7	6.7	3.9	**37.2**
Exploratory wells	- gross[1]	4	-	-	1	6	**11**
	- net[2]	1.7	-	-	0.5	3.0	**5.2**

1) A gross value reflects the number of wells in which Equinor owns a working interest.

2) The net value corresponds to the sum of the fractional working interests owned by Equinor in the same gross wells.

Delivery commitments

Equinor is responsible for managing, transporting and selling the Norwegian State's oil and gas from the NCS on behalf of the Norwegian State's direct financial interest (SDFI). These reserves are sold in conjunction with Equinor's own reserves. As part of this arrangement, Equinor delivers gas to customers under various types of sales contracts. In order to meet the commitments, a field supply schedule is utilised to ensure the highest possible total value for Equinor and SDFI's joint portfolio of oil and gas.

Equinor's and SDFI's delivery commitments under bilateral agreements for the calendar years 2022, 2023, 2024 and 2025 expressed as the sum of expected gas off-take, are equal to 45.7, 32.5, 21.3 and 16.4 bcm, respectively. The number of bilateral agreements is steadily declining as our customers are increasingly requesting more and more short-term contracts and higher volumes are traded on the spot market.

Equinor's currently developed gas reserves on the NCS are more than sufficient to meet our share of these commitments for the next four years.

Any remaining volumes after covering our delivery commitments under the bilateral agreements, will be sold by trading activities at the hubs.

Production volumes and prices

The business overview is presented based on our segment's operations as of 31 December 2021, whereas certain disclosures on oil and gas reserves are based on geographical areas as required by the SEC. For further information about extractive activities, see sections 2.3 E&P Norway, 2.4 E&P International and 2.5 E&P USA.

Equinor prepares its disclosures for oil and gas reserves and certain other supplemental oil and gas disclosures by geographical area, as required by the SEC. The geographical areas are defined by country and continent. These are Norway, Eurasia excluding Norway, Africa, the US and the Americas excluding US.

For further information about disclosures concerning oil and gas reserves and certain other supplemental disclosures based on geographical areas as required by the SEC, see section 4.2 Supplementary oil and gas information (unaudited).

Entitlement production

The following table shows Equinor's Norwegian and international entitlement production of oil and natural gas for the periods indicated. The stated production volumes are the volumes to which Equinor is entitled, pursuant to conditions laid down in licence agreements and production sharing agreements. The production volumes are net of royalty oil paid in-kind, and of gas used for fuel and flaring. Production is based on proportionate participation in fields with multiple owners and does not include production of the Norwegian State's oil and natural gas. NGL includes both LPG and naphtha. For further information on production volumes see section 5.7 Terms and abbreviations.

Entitlement production

| | Consolidated companies | | | | | | Equity accounted | | | | Total |
	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Subtotal	Norway	Eurasia excluding Norway	Americas excluding US	Subtotal	
Oil and Condensate (mmboe)											
2021	200	15	32	37	19	303	-	5	2	7	**310**
2020	193	15	39	48	25	320	-	1	1	2	**322**
2019	151	9	47	54	36	296	3	1	-	4	**300**
NGL (mmboe)											
2021	38	0	3	9	-	49	-	-	-	-	**49**
2020	40	0	3	11	-	54	-	-	-	-	**54**
2019	41	-	3	12	-	57	-	-	-	-	**57**
Natural gas (mmmcf)											
2021	1,500	20	41	396	8	1,966	-	3	1	5	**1,971**
2020	1,425	26	42	373	9	1,874	-	3	1	3	**1,878**
2019	1,447	31	57	363	9	1,907	2	4	-	6	**1,913**
Combined oil, condensate, NGL and gas (mmboe)											
2021	505	18	42	117	20	703	-	6	2	8	**710**
2020	486	20	49	126	26	708	-	2	1	3	**710**
2019	450	15	60	131	38	693	3	1	-	5	**698**

The Troll field in Norway is the only field containing more than 15% of total proved reserves based on barrels of oil equivalent.

Troll entitlement production	2021	2020	2019
Troll field [1]			
Oil and Condensate (mmboe)	**8**	9	12
NGL (mmboe)	**2**	2	2
Natural gas (mmmcf)	**403**	378	341
Combined oil, condensate, NGL and gas (mmboe)	**82**	79	74

1) Troll is included in the Norway region.

Operational data

The following table presents operational data for 2021, 2020 and 2019.

	For the year ended 31 December				
Operational data	2021	2020	2019	21-20 change	20-19 change
Prices					
Average Brent oil price (USD/bbl)	**70.7**	41.7	64.3	70%	(35%)
E&P Norway average liquids price (USD/bbl)	**67.6**	37.4	57.4	81%	(35%)
E&P International average liquids price (USD/bbl)	**67.6**	38.1	59.1	77%	(36%)
E&P USA average liquids price (USD/bbl)	**58.3**	31.3	48.4	86%	(35%)
Group average liquids price (USD/bbl)	**66.3**	36.5	56.0	82%	(35%)
Group average liquids price (NOK/bbl)	**570**	343	493	66%	(30%)
E&P Norway average internal gas price (USD/mmbtu)	**14.43**	2.26	4.46	>100%	(49%)
E&P USA average internal gas price (USD/mmbtu)	**2.89**	1.32	2.17	>100%	(39%)
Average invoiced gas prices - Europe (USD/mmbtu)	**14.60**	3.58	5.79	>100%	(38%)
Average invoiced gas prices - North America (USD/mmbtu)	**3.22**	1.72	2.43	87%	(29%)
Refining reference margin (USD/bbl)	**4.0**	1.5	4.1	>100%	(64%)
Entitlement production (mboe per day)					
E&P Norway entitlement liquids production	**643**	630	535	2%	18%
E&P International entitlement liquids production	**207**	236	267	(12%)	(12%)
E&P USA entitlement liquids production	**128**	163	181	(22%)	(10%)
Group entitlement liquids production	**978**	1,029	983	(5%)	5%
E&P Norway entitlement gas production	**721**	685	700	5%	(2%)
E&P International entitlement gas production	**40**	42	50	(6%)	(17%)
E&P USA entitlement gas production	**193**	181	178	6%	2%
Group entitlement gas production	**954**	908	928	5%	(2%)
Total entitlement liquids and gas production	**1,931**	1,938	1,911	(0%)	1%
Equity production (mboe per day)					
E&P Norway equity liquids production	**643**	630	535	2%	18%
E&P International equity liquids production	**291**	303	354	(4%)	(14%)
E&P USA equity liquids production	**142**	187	210	(24%)	(11%)
Group equity liquids production	**1,076**	1,120	1,099	(4%)	2%
E&P Norway equity gas production	**721**	685	700	5%	(2%)
E&P International equity gas production	**51**	49	62	5%	(21%)
E&P USA equity gas production	**231**	216	213	7%	1%
Group equity gas production	**1,003**	950	975	6%	(3%)
Total equity liquids and gas production	**2,079**	2,070	2,074	0%	(0%)
Liftings (mboe per day)					
Liquids liftings	**980**	1,050	994	(7%)	6%
Gas liftings	**989**	941	962	5%	(2%)
Total liquids and gas liftings	**1,969**	1,991	1,955	(1%)	2%
Production cost (USD/boe)					
Production cost entitlement volumes	**5.8**	5.1	5.8	14%	(12%)
Production cost equity volumes	**5.4**	4.8	5.3	13%	(11%)
REN equity power generation					
Equity power generation (GWh)	**1,562**	1,662	1,754	(6%)	(5%)

Sales prices

The following table presents realised sales prices.

Realised sales prices	Norway	Eurasia excluding Norway	Africa	Americas
Year ended 31 December 2021				
Average sales price oil and condensate in USD per bbl	70.0	67.0	71.0	65.7
Average sales price NGL in USD per bbl	52.5	51.8	48.9	29.5
Average sales price natural gas in USD per mmBtu	14.6	15.4	6.9	3.2
Year ended 31 December 2020				
Average sales price oil and condensate in USD per bbl	39.7	37.4	41.1	36.1
Average sales price NGL in USD per bbl	25.6	30.3	23.3	11.8
Average sales price natural gas in USD per mmBtu	3.6	3.2	3.9	1.7
Year ended 31 December 2019				
Average sales price oil and condensate in USD per bbl	64.0	61.1	64.3	55.9
Average sales price NGL in USD per bbl	33.0	-	30.1	16.6
Average sales price natural gas in USD per mmBtu	5.8	4.6	5.5	2.4

Sales volumes

Sales volumes include lifted entitlement volumes, the sale of SDFI volumes and marketing of third-party volumes. In addition to Equinor's own volumes, we market and sell oil and gas owned by the Norwegian State through the Norwegian State's share in production licences. This is known as the State's Direct Financial Interest or SDFI. For additional information, see section 2.9 Corporate under SDFI oil and gas marketing and sale.

The following table shows the SDFI and Equinor sales volume information on crude oil and natural gas for the periods indicated.

Sales Volumes	For the year ended 31 December		
	2021	2020	2019
Equinor[1]			
Crude oil (mmbbls)[2]	**358**	384	363
Natural gas (bcm)	**57.4**	54.8	55.8
Combined oil and gas (mmboe)	**719**	729	714
Third-party volumes[3]			
Crude oil (mmbbls)[2]	**286**	318	325
Natural gas (bcm)	**7.0**	8.1	7.3
Combined oil and gas (mmboe)	**330**	369	371
SDFI assets owned by the Norwegian State[4]			
Crude oil (mmbbls)[2]	**143**	132	122
Natural gas (bcm)	**41.7**	38.4	38.0
Combined oil and gas (mmboe)	**406**	374	360
Total			
Crude oil (mmbbls)[2]	**787**	835	809
Natural gas (bcm)	**106.2**	101.3	101.0
Combined oil and gas (mmboe)	**1,455**	1,472	1,445

1) The Equinor volumes included in the table above are based on the assumption that volumes sold were equal to lifted volumes in the relevant year. Volumes lifted by E&P International or E&P USA but not sold by MMP, and volumes lifted by E&P Norway, E&P International or E&P USA and still in inventory or in transit may cause these volumes to differ from the sales volumes reported elsewhere in this report by MMP.

2) Sales volumes of crude oil include NGL and condensate. All sales volumes reported in the table above include internal deliveries to our manufacturing facilities.

3) Third-party volumes of crude oil include both volumes purchased from partners in our upstream operations and other cargos purchased in the market. The third-party volumes are purchased either for sale to third parties or for our own use. Third party volumes of natural gas include third-party LNG volumes related to our activities at the Cove Point regasification terminal in the US.

4) The line item SDFI assets owned by the Norwegian State includes sales of both equity production and third-party.

2.11
Financial review

A discussion of financial performance of the group in respect of 2019 may be found in our Annual Report on Form 20-F for the year ended 31 December 2020, filed with the SEC on 19 March 2021.

Group financial performance

The Group's financial results in 2021 were largely affected by the significant increase in gas and liquid prices. Average invoiced gas prices for Europe and North America were up over 100% and 87% respectively, and average liquids prices were up 82%. Net impairments and exploration expenses were lower in 2021. Equinor delivered an entitlement production of 1,931 mboe per day, a minor decrease from 2020. Net income was positive USD 8.6 billion, up from negative USD 5.5 billion in 2020.

Total equity liquids and gas production was 2,079 mboe and 2,070 mboe per day in 2021 and 2020, respectively. The minor increase in total equity production was mainly due to new fields on stream on the NCS and higher gas outtake, partially offset by the divestment of an unconventional US onshore asset in the

second quarter of 2021, expected natural decline and the continued shutdown of Hammerfest LNG plant.

Total entitlement liquids and gas production was 1,931 mboe per day in 2021 compared to 1,938 mboe in 2020. The production was influenced by the factors mentioned above in addition to lower entitlements from production sharing agreements (PSA) and lower US royalty volumes. The combined effect of PSA and US royalties was 148 mboe and 133 mboe per day in 2021 and 2020, respectively.

Over time, the volumes lifted and sold will equal the entitlement production, but they may be higher or lower in any period due to differences between the capacity and timing of the vessels lifting our volumes and the actual entitlement production during the period.

Condensed income statement under IFRS (in USD million)	For the year ended 31 December		
	2021	2020	Change
Revenues	**88,744**	45,753	94%
Net income/(loss) from equity accounted investments	**259**	53	>100%
Other income	**1,921**	12	>100%
Total revenues and other income	**90,924**	45,818	98%
Purchases [net of inventory variation]	**(35,160)**	(20,986)	68%
Operating, selling, general and administrative expenses	**(9,378)**	(9,537)	(2%)
Depreciation, amortisation and net impairment losses	**(11,719)**	(15,235)	(23%)
Exploration expenses	**(1,004)**	(3,483)	(71%)
Net operating income/(loss)	**33,663**	(3,423)	N/A
Net financial items	**(2,080)**	(836)	>(100%)
Income/(loss) before tax	**31,583**	(4,259)	N/A
Income tax	**(23,007)**	(1,237)	>100%
Net income/(loss)	**8,576**	(5,496)	N/A

Total revenues and other income amounted to USD 90,924 million in 2021 compared to USD 45,818 million in 2020.

Revenues are generated from both the sale of lifted crude oil, natural gas and refined products produced and marketed by Equinor, and from the sale of liquids and gas purchased from third parties. In addition, Equinor markets and sells the Norwegian State's share of liquids from the NCS. All purchases and sales of the Norwegian State's production of liquids are recorded as purchases [net of inventory variations] and revenues, respectively, while sales of the Norwegian State's share of gas from the NCS are recorded net. For additional information regarding sales, see the Sales volume table in section 2.10 above in this report.

Revenues were USD 88,744 million in 2021, up 94% compared to 2020. The increase was mainly due to significantly higher average prices for all products. Higher entitlement gas production added to the increase, partially offset by decreased entitlement liquids production and a reduction in sales of third party gas.

Net income from equity accounted investments was USD 259 million in 2021, up from USD 53 million in 2020 mainly due to increase in net income from Angara Oil. For further information, see note 13 Equity accounted investments to the Consolidated financial statements.

Other income was USD 1,921 million in 2021 compared to USD 12 million in 2020. In 2021, other income was positively impacted by gain from divestment in Beacon and Empire Wind and Dogger Bank, Snøhvit insurance proceeds and gain from effects related to the sale of shares in an Equinor refinery. In 2020, other income was positively impacted by gain on sale of assets mainly related to Kvitebjørn pipeline and minor joint venture assets.

Due of the factors explained above, **total revenue and other income** was up by 98% in 2021.

Purchases [net of inventory variation] include the cost of liquids purchased from the Norwegian State, which is pursuant to the Owner's instruction, and the cost of liquids and gas purchased from third parties. See SDFI oil and gas marketing

and sale in section 2.9 Corporate for more details. Purchases [net of inventory variation] amounted to USD 35,160 million in 2021 compared to USD 20,986 million in 2020. The 68% increase in 2021 was mainly due to significantly higher average prices for gas and liquids, partially offset by decreased third party sales of gas.

Operating, selling, general and administrative expenses amounted to USD 9,378 million in 2021 compared to USD 9,537 million in 2020. The 2% decrease from 2020 to 2021 was mainly due to lower transportation costs on liquids due to lower volumes and lower freight rates. The decrease was partially offset by the NOK/USD exchange rate development, increased operation and maintenance activities in addition to increased royalties in the E&P International segment.

Depreciation, amortisation and net impairment losses amounted to USD 11,719 million compared to USD 15,235 million in 2020. The 23% decrease was mainly due to lower net impairments primarily related to increased price assumptions in addition to the effect on depreciation of upward revision of reserves. The NOK/USD exchange rate development, investments and ramp-up of new fields especially on the NCS offset the decrease.

Included in the total for 2021 was net impairments of USD 1,287 million, mainly related to negative reserve updates of an oil producing asset in Europe and increased cost estimates related to CO_2 emissions for Mongstad refinery, partially offset by upwards revisions of reserves estimates on assets on Norwegian continental shelf and price assumptions.

Included in the total for 2020 were net impairments of USD 5,720 million, the majority of which related to decreased price assumptions in addition to downward reserves revisions. Other elements were reduced refinery margin estimates, increased cost estimates in addition to reduced volume-estimates from processing and change to fair value less cost of disposal valuation in relation to a sales transaction.

For further information, see note 4 Segments and note 11 Property, plant and equipment to the Consolidated financial statements.

Exploration expenses

(in USD million)	For the year ended 31 December		
	2021	2020	Change
Exploration expenditures	**1,027**	1,371	(25%)
Expensed, previously capitalised exploration expenditures	**19**	1,169	(98%)
Capitalised share of current period's exploration activity	**(194)**	(394)	(51%)
Net impairments / (reversals)	**152**	1,337	(89%)
Total exploration expenses	**1,004**	3,483	(71%)

In 2021, **exploration expenses** were USD 1,004 million, a 71% decrease compared to USD 3,483 million in 2020.

The 71% decrease in exploration expenses in 2021 is mainly due to lower impairments of exploration prospects and signature

bonuses, write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project in 2020, lower drilling costs compared to 2020 and previously expensed wells being recapitalised due to related projects being matured in 2021. The decrease was partially offset by a lower portion of exploration expenditure being capitalised in 2021 and higher field development and seismic costs compared to 2020.

In 2021, there was exploration activity in 31 wells compared to 46 wells in 2020. 21 wells were completed with 8 commercial discoveries in 2021 compared to 34 wells completed with 16 commercial discoveries in 2020.

Net operating income was positive USD 33,663 million in 2021 compared to negative USD 3,423 million in 2020. As with the development in revenues and costs discussed above, the increase in 2021 was primarily driven by higher gas and liquid prices and lower net impairments.

Net financial items amounted to negative USD 2,080 million in 2021 compared to negative USD 836 million in 2020. The negative development of USD 1,244 million was mainly due to negative fair value development on non-current financial derivatives of USD 708 million in 2021, compared to positive fair value developments of USD 448 million in 2020. The negative fair value development in 2021 was mainly a result of an upward shift in both short term and long term interest rates.

Income taxes were USD 23,007 million in 2021, equivalent to an effective positive tax rate of 72.8%, compared to USD 1,237 million in 2020, equivalent to an effective negative tax rate of 29.0%. The **effective tax rate** in 2021 was primarily influenced by high share of operating income from the NCS with higher than average effective tax rate and losses recognised in countries with lower than average effective tax rates, partially offset by positive income in countries with unrecognised deferred tax assets. The effective tax rate was also influenced by currency effects in entities that are taxable in other currencies than the functional currency. For further information, see note 10 Income taxes to the Consolidated financial statements.

The effective tax rate in 2020 was primarily influenced by losses recognised in countries without recognised taxes or in countries with lower than average tax rates. The effective tax rate was also influenced by currency effects in entities that are taxable in other currencies than the functional currency, partially offset by the temporary changes to Norway's petroleum tax system and changes in estimates for uncertain tax positions.

The effective tax rate is calculated as income taxes divided by income before taxes. Fluctuations in the effective tax rates from year to year are principally the result of non-taxable items (permanent differences) and changes in the relative composition of income between Norwegian oil and gas production, taxed at a marginal rate of 78%, and income from other tax jurisdictions. Other Norwegian income, including the onshore portion of net financial items, is taxed at 22%, and income in other countries is taxed at the applicable income tax rates in the various countries.

In 2021, **net income** was positive USD 8,576 million compared to negative USD 5,496 million in 2020.

The significant increase in 2021 was mainly a result of the increase in net operating income partially offset by the negative change in net financial items and by higher income taxes, as explained above.

The board of directors proposes to the AGM a cash dividend of USD 0.20 per share for the fourth quarter of 2021 and to introduce an extraordinary quarterly cash dividend of USD 0.20 per share for the fourth quarter of 2021 and for the first three quarters of 2022.

The **annual ordinary dividends** for 2021 amounted to an aggregate total of USD 2,939 million. Considering the proposed dividend, USD 5,223 million will be allocated to retained earnings in the parent company.

For 2020, annual ordinary dividends amounted to an aggregated total of USD 1,331 million.

For further information, see note 18 Shareholders' equity and dividends to the Consolidated financial statements.

In accordance with §3-3a of the Norwegian Accounting Act, the board of directors confirms that the going concern assumption on which the financial statements have been prepared, is appropriate.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 71,213 million for the year ending 31 December 2021, compared to USD 78,919 million for the year ending 31 December 2020.

Segments financial performance

E&P Norway profit and loss analysis
Net operating income in 2021 was USD 30,471 million, compared to USD 3,097 million in 2020. The USD 27,375 million increase from 2020 to 2021 was primarily driven by higher gas transfer price and liquids price.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 35,304 million for the year ended 31 December 2021, compared to USD 37,735 million for the year ended 31 December 2020.

The average daily production of liquids and gas was 1,364 mboe per day in 2021 and 1,315 mboe per day in 2020. The increase was mainly due to the ramp-up of Johan Sverdrup and Martin Linge, a higher flexible gas outtake from Oseberg and Troll and new wells on Snorre and Skarv, partially offset by shutdown at Snøhvit and natural decline.

Over time, the volumes lifted and sold will equal entitlement production, but may be higher or lower in any period due to differences between the capacities and timing of the vessels lifting the volumes and the actual entitlement production during the period.

E&P Norway - condensed income statement under IFRS

(in USD million)	For the year ended 31 December		
	2021	2020	Change
Revenues	38,696	11,890	>100%
Other income	546	5	>100%
Total revenues and other income	39,241	11,895	>100%
Operating, selling, general and administrative expenses	(3,729)	(2,829)	32%
Depreciation, amortisation and net impairment losses	(4,678)	(5,546)	(16%)
Exploration expenses	(363)	(423)	(14%)
Net operating income/(loss)	30,471	3,097	>100%

Total revenues and other income were USD 39,241 million in 2021 and USD 11,895 million in 2020. The 230% increase in revenue in 2021 was mainly due to higher gas transfer price and liquids price.

Other income was mainly impacted by insurance settlement related to the incident in 2020 on Melkøya of USD 392 million in 2021. In 2020, other income was impacted by gain from the sale of an exploration asset of USD 3 million.

Operating expenses and selling, general and administrative expenses were USD 3,729 million in 2021, compared to USD 2,829 million in 2020. The increase was mainly due to the NOK/USD exchange rate development, higher Gassled removal costs and ramp-up of new fields. Higher environmental taxes, increased maintenance and higher electricity prices added to the increase.

Depreciation, amortisation and net impairment losses were USD 4,678 million in 2021, compared to USD 5,546 million in 2020. The decrease was mainly due reversal of impairments. The NOK/USD exchange rate development, ramp-up of new fields, investments, higher field specific production, decreased proved reserves on several fields and increased depreciation of the asset retirement obligation (ARO) assets partially offset the decrease.

Exploration expenses were USD 363 million in 2021, compared to USD 423 million in 2020. The reduction from 2020 to 2021 was primarily due to previously expensed wells being recapitalised due to related projects being matured, partially offset by higher field development and seismic costs. In 2021 there was exploration activity in 21 wells with 18 wells completed, compared to activity in 23 wells with 20 wells completed in 2020.

E&P International profit and loss analysis

Net operating income in 2021 was positive USD 326 million, compared to negative USD 3,565 million in 2020. The increase from 2020 to 2021 was primarily due to higher liquids and gas prices, and the write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project in 2020. Lower depreciations, higher result from associated companies, and lower impairment losses in 2021 added to the increase.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 16,775 million for the year ended 31 December 2021, compared to USD 18,961 million for the year ended 31 December 2020.

The average daily equity liquids and gas production was 342 mboe per day in 2021, compared to 352 mboe per day in 2020. The decrease of 3% from 2020 to 2021 was driven by natural decline, primarily at mature fields in Angola, production halt on Peregrino in Brazil due to repairs, partially offset by higher field specific production in Russia[15].

The average daily entitlement liquids and gas production was 246 mboe per day in 2021, compared to 278 mboe per day in 2020. The 11% decrease from 2020 to 2021 was due to lower equity production as described above, and higher effect from PSAs primarily driven by higher prices. The net effect of PSAs was 96 mboe per day in 2021 and 74 mboe per day in 2020.

Over time, the volumes lifted and sold will equal to our entitlement production, but they may be higher or lower in any period due to differences between the capacity and timing of the vessels lifting our volumes and the actual entitlement production during the period. For more information about equity and entitlement production see section 5.7 Terms and abbreviations.

[15] In February 2022, Equinor announced its intention to exit its business activities in Russia. See note 27 Subsequent events to the Consolidated financial statements.

E&P International - condensed income statement under IFRS

(in USD million)	For the year ended 31 December		
	2021	2020	21-20 change
Revenues	**5,338**	3,636	47%
Net income/(loss) from equity accounted investments	**214**	(146)	N/A
Other income	**5**	(2)	N/A
Total revenues and other income	**5,558**	3,489	59%
Purchases [net of inventory]	**(58)**	(72)	(19%)
Operating, selling, general and administrative expenses	**(1,466)**	(1,439)	2%
Depreciation, amortisation and net impairment losses	**(3,257)**	(3,471)	(6%)
Exploration expenses	**(451)**	(2,071)	(78%)
Net operating income/(loss)	**326**	(3,565)	N/A

E&P International generated **total revenues and other income** of USD 5,558 million in 2021, compared to USD 3,489 million in 2020.

Revenues in 2021 increased primarily due to higher realised liquids and gas prices, partially offset by lower entitlement production.

Net income/(loss) from equity accounted investments was positive USD 214 million in 2021, compared to negative USD 146 million in 2020. The increase from 2020 to 2021 was primarily related to associated companies in Russia and Argentina. In 2020, the result included the expensing of well commitments in offshore Russia in connection with the purchase of shares in the KrasGeoNac limited liability company (renamed to AngaraOil limited liability company in 2021)[16].

Other income was positive USD 5 million in 2021, compared to negative USD 2 million in 2020. In 2021, other income was mainly related to a gain from the sale of an asset in Canada. In 2020, other income was mainly related to a settlement connected to the sale of an asset in UK.

As a result of the factors explained above, **total revenues and other income** increased by 59% in 2021.

Operating, selling, general and administrative expenses were USD 1,466 million in 2021, compared to USD 1,439 million in 2020. The 2% increase from 2020 to 2021 was mainly due to higher royalties and production fees driven by higher prices.

Depreciation, amortisation and net impairment losses were USD 3,257 million in 2021, compared to USD 3,471 million in 2020. The 6% decrease from 2020 to 2021 was primarily caused by lower depreciation expenses due to increased reserve estimates, lower entitlement production from mature fields and reduced asset retirement obligation estimates, partially offset by increased investments and field specific production.

Net impairment losses increased from USD 1,426 million in 2020 to USD 1,587 million in 2021, with impairments of conventional assets in the Europe and Asia area caused by reduced reserve estimates as the largest contributors in 2021. In 2020, impairments of conventional assets in the Europe and Asia area were the main contributors, mainly caused by decreased short-term price assumptions and reduced reserve estimates.

Exploration expenses were USD 451 million in 2021, compared to USD 2,071 million in 2020. The decrease from 2020 to 2021 was primarily due to write down of previously capitalised well costs of USD 982 million related to the Tanzania LNG project in 2020 and lower impairments of exploration prospects and signature bonuses amounting to USD 101 million in 2021 compared to USD 508 million in 2020, in addition to lower drilling and other cost. The decrease was partially offset by a lower portion of exploration expenditure being capitalised in 2021.

In 2021 there was exploration activity in nine wells with three wells completed, compared to 18 wells with 11 wells completed in 2020.

E&P USA profit and loss analysis

Net operating income in 2021 was positive USD 1,150 million, compared to negative USD 3,512 million in 2020. The increase from 2020 to 2021 was mainly due to higher liquids and gas prices in addition to lower net impairments in 2021.

Net impairment losses in 2021 amounted to USD 112 million relating to the US offshore leaseholds, changes to commodity prices assumptions, reduced reservoir performance and reduced fair value related to an asset held for sale in the first quarter of 2021. Net impairment losses in 2020 amounted to USD 2,758 million, with impairments of unconventional onshore assets in North America as the largest contributors caused by decreased long-term price assumptions, changed operational plans for certain assets and a reduced fair value for one asset.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 11,406

---

[16] In February 2022, Equinor announced its intention to exit its business activities in Russia. See note 27 Subsequent events to the Consolidated financial statements.

million for the year ended 31 December 2021, compared to USD 12,586 million for the year ended 31 December 2020.

The average daily equity liquids and gas production was 373 mboe per day in 2021, compared to 403 mboe per day in 2020. The decrease of 7% from 2020 to 2021 was mainly driven by the divestment of Bakken in the second quarter of 2021 partially offset by higher production from the Appalachian unconventional onshore asset.

The average daily entitlement liquids and gas production was 321 mboe per day in 2021, compared to 345 mboe per day in 2020. Entitlement production decreased by 7% from 2020 to 2021 due to lower equity production as described above offset by lower US royalties driven by the Bakken divestment. The effect of US royalties was 52 mboe per day in 2021 and 58 mboe per day in 2020.

For more information about equity and entitlement production see section 5.7 Terms and abbreviations.

E&P USA - condensed income statement under IFRS

	For the year ended 31 December		
(in USD million)	2021	2020	21-20 change
Revenues	**4,149**	2,615	59%
Net income/(loss) from equity accounted investments	**0**	0	0%
Total revenues and other income	**4,149**	2,615	59%
Operating, selling, general and administrative expenses	**(1,076)**	(1,313)	(18%)
Depreciation, amortisation and net impairment losses	**(1,733)**	(3,824)	(55%)
Exploration expenses	**(190)**	(990)	(81%)
Net operating income/(loss)	**1,150**	(3,512)	N/A

E&P USA generated **total revenues and other income** of USD 4,149 million in 2021, compared to USD 2,615 million in 2020.

Revenues were USD 4,149 million in 2021, compared to USD 2,615 million in 2020. The 59% increase from 2020 to 2021 was mainly due to higher realised liquids and gas prices, partially offset by the effects of the Bakken divestment in second quarter 2021. Equinor closed the Bakken transaction on 26 April 2021.

Net income/(loss) from equity accounted investments was zero in 2021 and 2020.

Operating, selling, general and administrative expenses were USD 1,076 million in 2021, compared to USD 1,313 million in 2020. The 18% decrease from 2020 to 2021 was mainly due to the Bakken divestment in the second quarter of 2021 and reduced manning.

Depreciation, amortisation and net impairment losses were USD 1,733 million in 2021, compared to USD 3,824 million in 2020. The 55% decrease from 2020 to 2021 was primarily due to lower ordinary depreciation cost due to an asset classified as held for sale at year end 2020 and lower net impairments.

Exploration expenses were USD 190 million in 2021, compared to USD 990 million in 2020. The decrease from 2020 to 2021 was primarily due to lower net impairments of exploration prospects and signature bonuses in 2021 of USD 44 million compared with USD 822 million in 2020, and lower drilling expenditures compared to 2020. The decrease was partially offset by increased field development cost due to increased activity compared to 2020.

In 2021, there was exploration activity in one well with no wells completed, compared to five wells with three wells completed in 2020.

MMP profit and loss analysis

Net operating income was USD 1,141 million in 2021 compared to USD 359 million in 2020, an increase of 218%. The increase was mainly due to significant positive impact from gas derivatives, higher results from liquids trading, lower impairments and improved processing margins, partially offset by the continued outage at the Hammerfest LNG plant due to shutdown.

Net operating income was negatively impacted by impairments of USD 718 million related to refinery assets. Operational storage effects of USD 231 million and other income of 167 million related to disposal of refinery asset partially offset the decrease. In 2020, net operating income was negatively impacted by impairments of USD 1,060 million mostly related to refinery assets and higher provisions of USD 245 million. Inventory hedging effects of USD 224 million and operating storage effects of USD 127 million added to decrease.

Balance sheet information: The sum of equity-accounted investments and non-current segment assets was USD 3,133 million for the year ended 31 December 2021, compared to USD 4,460 million for the year ended 31 December 2020.

The total natural gas sales volumes were 61.0 bcm in 2021, increased by 1.8 bcm compared to total volumes for 2020. The increase in the NCS equity gas volumes was partially offset by a decrease in third party gas. The following chart does not include any volumes sold on behalf of the Norwegian State's direct financial interest (SDFI).



Natural gas sales (ex. SDFI volumes)
bcm

Legend: NCS equity gas / INT equity gas / 3rd party gas

In 2021, the average invoiced natural gas sales price in Europe was USD 14.60 per mmBtu, up 308% from USD 3.58 per mmBtu in 2020. The 2020 average invoiced natural gas price in Europe was down 38% from 2019 (USD 5.79 per mmBtu).

In 2021, the average invoiced natural gas sales price in North America was USD 3.22 mmBtu, up 87% from USD 1.72 mmBtu in 2020. The 2020 average invoiced natural gas sales price in North Americas was down 29% from 2019 (USD 2.43 mmBtu).

All of Equinor's gas produced on the NCS is sold by MMP and purchased from E&P Norway at the fields' lifting point at a market-based internal price with deduction for the cost of bringing the gas from the field to the market and a marketing fee element. Our NCS transfer price for gas was USD 14.43 per mmBtu in 2021, an increase of 537% compared to USD 2.26

per mmBtu in 2020. The 2020 NCS transfer price was down 49% from 2019 (USD 4.46 per mmBtu).

The average crude, condensate and NGL sales were 2.1 mmbbl per day in 2021 of which approximately 0.90 mmbbl were sales of our equity volumes, 0.78 mmbbl were sales of third party volumes and 0.39 mmbbl were sales of volumes purchased from SDFI. Our average sales volumes were 2.2 mmbbl per day in 2020 and 2.1 mmbbl per day in 2019. The average daily third-party sales volumes were 0.87 and 0.89 mmbbl in 2020 and 2019.



Sold volumes of oil per day
mill bbls per day

Legend: Equinor NCS / Equinor INT / SDFI / 3rd party

MMP's refining margins were higher for Mongstad and Kalundborg in 2021 compared to 2020. Equinor's refining reference margin was 4.0 USD/bbl in 2021, compared to 1.5 USD/bbl in 2020, an increase of more than 100% due to recovery of the market in the second half of 2021 after Covid-19 led to very low product demand in 2020.

MMP - condensed income statement under IFRS

(in USD million)	For the year ended 31 December		
	2021	2020	Change
Revenues	87,179	44,906	94%
Net income/(loss) from equity accounted investments	22	31	(30%)
Other income	168	9	>100%
Total revenues and other income	87,368	44,945	94%
Purchases [net of inventory]	(80,873)	(38,072)	>100%
Operating, selling, general and administrative expenses	(4,276)	(5,060)	(16%)
Depreciation, amortisation and net impairment losses	(1,079)	(1,453)	(26%)
Net operating income/(loss)	1,141	359	>100%

Total revenues and other income were USD 87,368 million in 2021, compared to USD 44,945 million in 2020.

The increase in **revenues** from 2020 to 2021 was mainly due to significant positive impact from commodity derivatives, higher results from liquids and improved processing margins, partially offset by the outage of Hammerfest LNG plant.

Other income increased in 2021 due to sale of an asset.

As a result of the factors explained above, **total revenues and other income** increased by 94% from 2020 to 2021.

Purchases [net of inventory] were USD 80,873 million in 2021, compared to USD 38,072 million in 2020. The increase from 2020 to 2021 was mainly due to higher prices for both gas and liquids, partially offset by lower volumes for liquids.

Operating expenses and selling, general and administrative expenses were USD 4,276 million in 2021, compared to USD 5,060 million in 2020. The decrease from 2020 to 2021 was mainly due to significant lower transportation costs due to weak freight market in addition to lower volumes. Higher costs at operating plants partially offset the decrease.

Depreciation, amortisation and net impairment losses were USD 1,079 million in 2021, compared to USD 1,453 million in 2020. The decrease was mainly due to lower impairments in 2021 compared to 2020.

Renewables profit and loss analysis

Net operating income was positive USD 1,245 million in 2021 compared to negative USD 35 million in 2020. The increase was mainly due to gain on divestments completed in the first quarter of 2021 of around USD 1.4 billion. Higher net income from equity accounted investments related to assets in production added to the increase. Lower net income from equity accounted investments related to assets under development (where project costs are expensed) in addition to increased business development costs driven by higher activity level in the US, the UK and in Asia partially offset the increase.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 1,262 million at 31 December 2021, compared to USD 1,020 million for the year ended 31 December 2020.

Power generation (Equinor share) was 1,562 GWh in the full year of 2021, compared to 1,662 GWh in the full year of 2020. The decrease was mainly due to less wind. The decrease was partially offset by start-up of production from the Guanizuil IIA solar plant in Argentina in 2021.

REN - condensed income statement under IFRS

	For the year ended 31 December		
(in USD million)	2021	2020	Change
Revenues	**8**	18	(54%)
Net income/(loss) from equity accounted investments	**16**	163	(90%)
Other income	**1,386**	0	N/A
Total revenues and other income	**1,411**	181	>100%
Operating, selling, general and administrative expenses	**(163)**	(215)	24%
Depreciation, amortisation and net impairment losses	**(3)**	(1)	>(100%)
Exploration expenses	**0**	0	N/A
	0	0	N/A
Net operating income/(loss)	**1,245**	(35)	N/A

Total revenues and other income were USD 1,411 million in 2021 and USD 181 million in 2020.

Net income (loss) from equity accounted investments was USD 16 million in 2021 and USD 163 million in 2020. Reduced net results from equity accounted investments were mainly due to costs related to the progressing of the Empire Wind and Beacon Wind assets on the US east coast. These assets have changed consolidation method from proportional to equity accounted investments in 2021, following the farm-down of 50% of the owner share in the first quarter of 2021. Higher net income from equity accounted investments related to assets in production partially offset the decrease.

Other income was impacted by gain on divestments in the first quarter of 2021 of around USD 1.4 billion.

Operating expenses and selling, general and administrative expenses were USD 163 million in 2021, compared to USD 215

million in 2020. The decrease was mainly due to changed consolidation method for the Empire Wind and Beacon Wind assets, partially offset by increased business development costs driven by higher activity level in the US, the UK and in Asia.

Other

The Other reporting segment includes activities within; Projects, Drilling & Procurement, Technology, Digital & Innovation, corporate staffs and support functions, and IFRS 16 leases. All lease contracts are presented within the Other segment.

In 2021, the Other reporting segment recorded a net operating loss of USD 210 million compared to a net operating loss of USD 63 million in 2020. The increased loss compared to 2020 was mainly due to insurance costs related to the fire at Melkøya LNG in late September 2020.

2.12
Liquidity and capital resources

A discussion of certain items in respect of 2019 may be found in our Annual Report on Form 20-F for the year ended 31 December 2020, filed with the SEC on 19 March 2021.

Review of cash flows

Equinor's cash flow generation in 2021 increased by USD 6,483 million compared to 2020.

Consolidated statement of cash flows

(in USD million)	Full year 2021	2020
Cash flows provided by operating activities	**28,816**	10,386
Cash flows used in investing activities	**(16,211)**	(12,092)
Cash flows provided by/(used in) financing activities	**(4,836)**	2,991
Net increase/(decrease) in cash and cash equivalents	**7,768**	1,285

Cash flows provided by operating activities
The most significant drivers of cash flows provided by operations were the level of production and prices for liquids and natural gas that impact revenues, purchases [net of inventory], taxes paid and changes in working capital items.

In 2021, Cash flows provided by operating activities increased by USD 18,430 million compared to 2020. The increase was mainly due to higher liquids and gas prices, partially offset by increased tax payments, changes in working capital and increased derivatives payments.

Cash flows used in investing activities increased by USD 4,119 million compared to 2020. The increase was mainly due to increased financial investments, partially offset by increased proceeds from sale of assets.

Cash flows used in financing activities increased by USD 7,827 million compared to 2020. The increase was mainly due to bonds issued in the first half of 2020 and increased repayment of short-term debt and increased collateral payments, partially offset by increase in short term debt, decreased payments related to the share buy-back programme and decreased dividend paid.

Financial assets and debt

The net debt to capital employed ratio before adjustments at year end decreased from 36.5% in 2020 to 2.2% in 2021. See section 5.2 for non-GAAP measures for net debt ratio. Net interest-bearing debt decreased from USD 19.5 billion to USD

0.9 billion. During 2021 Equinor's total equity increased from USD 33.9 billion to USD 39.0 billion, mainly driven by higher liquids and gas prices in 2021. Equinor has paid out four quarterly dividends in 2021. For the fourth quarter of 2021 the board of directors will propose to the AGM to declare a dividend of USD 0.20 per share and to introduce an extraordinary quarterly cash dividend of USD 0.20 per share for 4Q 2021 and for the first three quarters of 2022. For further information, see note 18 Shareholders' equity and dividends to the Consolidated financial statements.

Equinor believes that, given its current liquidity reserves, including a committed revolving credit facility of USD 6.0 billion and its access to global capital markets, Equinor will have sufficient funds available to meet its liquidity needs and its working capital requirements.

Funding needs arise as a result of Equinor's general business activities. Equinor generally seeks to establish financing at the corporate (top company) level. Project financing may be used in cases involving incorporated joint ventures with other companies. Equinor aims to have access to a variety of funding sources across different markets and instruments at all times, as well as to maintain relationships with a core group of international banks that provide a wide range of banking services.

The management of financial assets and liabilities takes into consideration funding sources, the maturity profile of non-current debt, interest rate risk, currency risk and available liquid assets. Equinor's borrowings are denominated in various currencies and normally swapped into USD. In addition, interest rate derivatives, primarily interest rate swaps, are used to manage the interest rate risk of the long-term debt portfolio. Equinor's funding and liquidity activities are handled centrally.

Equinor has diversified its cash investments across a range of financial instruments and counterparties to avoid concentrating risk in any one type of investment or any single country. As of 31 December 2021, approximately 20% of Equinor's liquid assets were held in USD-denominated assets, 22% in NOK, 25% in EUR, 9% in DKK and 22% in SEK, before the effect of currency swaps and forward contracts. Approximately 27% of Equinor's liquid assets were held in time deposits, 58% in treasury bills and commercial papers and 8 % in money market funds. As of 31 December 2021, approximately 6% of Equinor's liquid assets were classified as restricted cash (including collateral deposits). Equinor's general policy is to keep a liquidity reserve in the form of cash and cash equivalents or other current financial investments in Equinor's balance sheet, as well as committed, unused credit facilities and credit lines in order to ensure that Equinor has sufficient financial resources to meet short-term requirements.

Long-term funding is raised when a need is identified for such financing based on Equinor's business activities, cash flows and required financial flexibility or when market conditions are considered to be favourable.

The Group's borrowing needs are usually covered through the issuance of short-, medium- and long-term securities, including utilisation of a US Commercial Paper Programme (programme limit USD 5.0 billion) and issuances under a Shelf Registration Statement filed with the SEC in the US and a Euro Medium-Term Note (EMTN) Programme (programme limit EUR 20 billion) listed on the London Stock Exchange. Committed credit facilities and credit lines may also be utilised. After the effect of currency swaps, the major part of Equinor's borrowings is in USD.

In 2021 Equinor did not issue any new bonds. In May 2020, Equinor issued USD 1.5 billion in new bonds in the US bond market, amount equally split between 5 and 10 years to maturity, in addition to EUR 1.0 billion in new bonds in the European market with 12 years to maturity and EUR 750 million with 6 years to maturity. In April 2020 Equinor issued USD 1.25 billion new bonds with 5 years to maturity, USD 500 million with 7 years to maturity, USD 1.5 billion with 10 years to maturity, USD 500 million with 20 years to maturity and USD 1.25 billion with 30 years to maturity. All the bonds are unconditionally guaranteed by Equinor Energy AS. For more information, see note 19 Finance debt to the Consolidated financial statements.

Financial indicators

(in USD million)	For the year ended 31 December	
	2021	2020
Gross interest-bearing debt [1]	**36,239**	38,115
Net interest-bearing debt before adjustments	**867**	19,493
Net debt to capital employed ratio [2]	**2.2%**	36.5%
Net debt to capital employed ratio adjusted, including lease liabilities [3]	**7.7%**	37.3%
Net debt to capital employed ratio adjusted [3]	**(0.8%)**	31.7%
Cash and cash equivalents	**14,126**	6,757
Current financial investments	**21,246**	11,865

1) Defined as non-current and current finance debt.

2) As calculated based on IFRS balances. Net debt to capital employed ratio is the net debt divided by capital employed. Net debt is interest-bearing debt less cash and cash equivalents and current financial investments. Capital employed is net debt, shareholders' equity and minority interest.

3) In order to calculate the net debt to capital employed ratio adjusted, Equinor makes adjustments to capital employed as it would be reported under IFRS. Restricted funds held as financial investments in Equinor Insurance AS and Collateral deposits are added to the net debt while the lease liabilities are taken out of the net debt. See section 5.2 Net debt to capital employed ratio for a reconciliation of capital employed and a discussion of why Equinor considers this measure to be useful.

Gross interest-bearing debt

Gross interest-bearing debt was USD 36.2 billion and USD 38.1 billion at 31 December 2021 and 2020, respectively. The USD 1.9 billion net decrease from 2020 to 2021 was due to an increase in current finance debt of USD 0.7 billion, a decrease in current lease liabilities of USD 0.1 billion, a decrease in non-current lease liabilities of USD 0.8 billion and a decrease in non-current finance debt of USD 1.7 billion. The weighted average annual interest rate on finance debt was 3.33% and 3.38% at 31 December 2021 and 2020, respectively. Equinor´s weighted average maturity on finance debt was ten years at 31 December 2021 and ten years at 31 December 2020.

Net interest-bearing debt

Net interest-bearing debt before adjustments were USD 0.9 billion and USD 19.5 billion at 31 December 2021 and 2020, respectively. The decrease of USD 18.6 billion from 2020 to 2021 was mainly related to an increase in cash and cash equivalents of USD 7.3 billion, a USD 9.3 billion increase in current financial investments and a decrease in gross interest-bearing debt of USD 1.9 billion.

The net debt to capital employed ratio

The net debt to capital employed ratio before adjustments was 2.2% and 36.5% in 2021 and 2020, respectively.

The net debt to capital employed ratio adjusted (see footnote three above) was -0.8% and 31.7% in 2021 and 2020, respectively.

The 34.3 percentage points decrease in net debt to capital employed ratio before adjustments from 2020 to 2021 was related to the decrease in net interest-bearing debt of USD 18.6 billion in combination with a decrease in capital employed of USD 13.5 billion.

The 32.5 percentage points decrease in net debt to capital employed ratio adjusted from 2020 to 2021 was related to the decrease in net interest-bearing debt adjusted of USD 16.0 billion in combination with a decrease in capital employed adjusted of USD 10.9 billion.

Cash, cash equivalents and current financial investments

Cash and cash equivalents were USD 14.1 billion and USD 6.8 billion at 31 December 2021 and 2020, respectively. See note 17 Cash and cash equivalents to the Consolidated financial statements for information concerning restricted cash. Current financial investments, which are part of Equinor´s liquidity management, amounted to USD 21.2 billion and USD 11.9 billion at 31 December 2021 and 2020, respectively.

Investments

In 2021, capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 4 Segments to the Consolidated financial statements, amounted to USD 8.5 billion of which USD 8.1 billion were organic capital expenditures[17].

In 2020, capital expenditures were USD 9.8 billion, as per note 4 Segments to the Consolidated financial statements, of which organic capital expenditures[7] amounted to USD 7.8 billion.

In 2019, capital expenditures were USD 14.8 billion, as per note 4 Segments to the Consolidated financial statements, of which organic capital expenditures[7] amounted to USD 10.0 billion.

In Norway, a substantial proportion of 2022 capital expenditures will be spent on ongoing development projects such as Johan Castberg, and Johan Sverdrup phase 2, in addition to various extensions, modifications and improvements on currently producing fields.

Internationally, we currently estimate that a substantial proportion of 2022 capital expenditure will be spent on the following ongoing and planned development projects: Bacalhau phase 1 and Peregrino in Brazil, and offshore and non-operated onshore activity in the USA.

Within renewable energy, capital expenditure in 2022 is expected to be spent mainly on offshore wind projects.

Equinor finances its capital expenditures both internally and externally. For more information, see Financial assets and debt earlier in this chapter.

As illustrated in section Principal contractual obligations below, Equinor has committed to certain investments in the future. The further into the future, the more flexibility we will have to revise expenditure. This flexibility is partially dependent on the expenditure joint venture partners agree to commit to. A large part of the capital expenditure for 2022 is committed.

Equinor may alter the amount, timing or segmental or project allocation of capital expenditures in anticipation of, or as a result of a number of factors outside our control.

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[17] See section 5.2 for non-GAAP measures.

Principal contractual obligations

The following table summarises principal contractual obligations, excluding derivatives and other hedging instruments, as well as asset retirement obligations which for the most part are expected to lead to cash disbursements more than five years into the future.

Non-current finance debt in the table represents principal payment obligations, including interest obligation. Obligations payable by Equinor to entities accounted for in the Equinor group using the equity method are included in the table below with Equinor's full proportionate share. For assets that are included in the Equinor accounts through joint operations or similar arrangements, the amounts in the table include the net commitment payable by Equinor (i.e. Equinor's proportionate share of the commitment less Equinor's ownership share in the applicable entity).

Principal contractual obligations

| (in USD million) | As at 31 December 2021 Payment due by period [1] | | | | |
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Undiscounted non-current finance debt- principal and interest [2]	910	6,684	6,140	23,485	**37,218**
Undiscounted leases [3]	1,183	1,262	656	800	**3,900**
Nominal minimum other long-term commitments [4]	2,663	3,597	2,333	4,547	**13,140**
Total contractual obligations	4,755	11,543	9,129	28,831	**54,258**

1) "Less than 1 year" represents 2022; "1-3 years" represents 2023 and 2024, "3-5 years" represents 2025 and 2026, while "More than 5 years" includes amounts for later periods.
2) See note 19 Finance debt to the Consolidated financial statements. The main differences between the table and the note relate to interest.
3) See note 6 Financial risk management to the Consolidated financial statements.
4) See note 24 Other commitments and contingencies to the Consolidated financial statements.

Equinor had contractual commitments of USD 8.286 billion at 31 December 2021. The contractual commitments reflect Equinor's share and mainly comprise construction and acquisition of property, plant and equipment.

Equinor's projected pension benefit obligation was USD 9.358 billion, and the fair value of plan assets amounted to USD 6.404 billion as of 31 December 2021. The company's payments regarding these benefit plans are mainly related to employees in Norway. See note 20 Pensions to the Consolidated financial statements for more information.

Off balance sheet arrangements

Equinor is party to various agreements such as transportation and processing capacity contracts, that are not recognised in the balance sheet. For more information, see Principal contractual obligations in section 2.12 Liquidity and capital resources. Furthermore, Equinor is lessee in a range of lease contracts, whereas all leases shall be recognised in the balance sheet. Commitments regarding the non-lease components of lease contracts as well as leases that have not yet commenced are not recognised in the balance sheet and represent off balance sheet commitments. Equinor is also party to certain guarantees, commitments and contingencies that, pursuant to IFRS, are not necessarily recognised in the balance sheet as liabilities. See note 24 Other commitments and contingencies to the Consolidated financial statements for more information.

Summarised financial information related to guaranteed debt securities

The following summarised financial information provides financial information of Equinor Energy AS as co-obligor and guarantor as required by SEC Rule 3-10 and 13-01 of Regulation S-X.

Equinor Energy AS is a 100% owned subsidiary of Equinor ASA. Equinor Energy AS is the co-obligor of certain existing debt securities of Equinor ASA and has guaranteed certain existing debt securities of Equinor ASA, including in each case debt securities that are registered under the US Securities Act of 1933 ("US registered debt securities").

As co-obligor, Equinor Energy AS fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with Equinor ASA, the payment and covenant obligations for certain debt held by Equinor ASA. As a guarantor, Equinor Energy AS fully and unconditionally guarantees the payment obligations for certain debt held by Equinor ASA. Total debt at 31 December 2021 is USD 27,650 million, all of which is either guaranteed by Equinor Energy AS (USD 25,493 million), or for which Equinor Energy AS is co-obligor (USD 2,157 million). In the future, Equinor ASA may from time to time issue debt for which Equinor Energy AS will be the co-obligor or guarantor.

The applicable US registered debt securities and related guarantees of Equinor Energy AS are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of Equinor ASA and Equinor Energy AS. The guarantees of Equinor Energy AS are subject to release in limited circumstances upon the occurrence of certain customary conditions. With respect to US registered debt securities (and certain other debt securities) issued on or after 18 November 2019, Equinor Energy AS will automatically and unconditionally be released from all obligations under its guarantee and the guarantee shall thereupon terminate and be discharged of no further force or effect, in the event that at substantially the same time as its guarantee of such debt securities is terminated, the aggregate amount of indebtedness for borrowed money for which Equinor Energy AS is an obligor (as a guarantor, co-issuer or borrower) does not exceed 10% of the aggregate principal amount of indebtedness for borrowed money of Equinor ASA and its subsidiaries, on a consolidated basis, as of such time.

Internal dividends, group contributions and repayment of capital from Equinor Energy AS to Equinor ASA are regulated in the Norwegian Public Limited Liabilities Act §§ 3-1 - 3-5.

The following summarised financial information for the year ended 31 December 2021 provides financial information about Equinor ASA, as issuer, and Equinor Energy AS, as co-obligor and guarantor on a combined basis after elimination of transactions between Equinor ASA and Equinor Energy AS. Investments in non-guarantor subsidiaries are eliminated.

Intercompany balances and transactions between the obligor group and the non-guarantor subsidiaries are presented on separate lines. Transactions with related parties are also presented on a separate line item and include transactions with the Norwegian State's and the Norwegian State's share of dividend declared but not paid.

The combined summarized financial information is prepared in accordance with Equinor's IFRS accounting policies as described in note 2 Significant accounting policies.

COMBINED PROFIT AND LOSS STATEMENT FOR EQUINOR ASA AND EQUINOR ENERGY AS

(unaudited, in USD million)	Full year 2021
Revenues and other income	**79,214**
External	71,821
Non-guarantor subsidiaries	7,517
Related parties	(124)
Operating expenses	**(45,528)**
External (incl depreciation)	(26,015)
Non-guarantor subsidiaries	(8,880)
Related parties	(10,633)
Net operating income	**33,686**
Net financial items	**(1,873)**
External	(2,062)
Non-guarantor subsidiaries	203
Related parties	(14)
Income before tax	**31,813**
Income tax	(23,250)
Net income	**8,563**

COMBINED BALANCE SHEET FOR EQUINOR ASA AND EQUINOR ENERGY AS

(unaudited, in USD million)	At 31 December 2021
Non-current assets	**56,142**
External	44,297
Non-guarantor subsidiaries	11,355
Related parties	490
Current assets	**56,462**
External	49,570
Non-guarantor subsidiaries	6,498
Related parties	394
Non-current liabilities	**61,618**
External	60,774
Non-guarantor subsidiaries	142
Related parties	702
Current liabilities	**42,922**
External	25,213
Non-guarantor subsidiaries	17,518
Related parties	191

2.13
Risk review

Risk factors

Equinor is exposed to risks that separately, or in combination, could affect its operational and financial performance. In this section, some of the key risks are addressed.

Risks related to our business, strategy and operations

This section describes the most significant potential risks relating to Equinor`s business, strategy and operations.

Oil and natural gas price. *Fluctuating prices of oil and/or natural gas impact our financial performance. Generally, Equinor will not have control over the factors that affect the prices of oil and natural gas.*

The prices of oil and natural gas have fluctuated significantly over the last years. Fundamental market forces and other factors beyond the control of Equinor or other similar market participants have impacted and will continue to impact oil and natural gas prices.

Factors that affect the prices of oil and natural gas include:
- economic and political developments in resource-producing regions and key demand regions
- actions taken by governments and international organizations, including changes in energy and climate policies;
- global economic conditions;
- global and regional supply and demand development;
- the ability of the Organization of the Petroleum Exporting Countries (OPEC) and/or other producing nations to influence global production levels and prices;
- social and health situations in any country or region, including an epidemic or pandemic, measures taken by governments and non-governmental organisations in response to such situations, and the effects of such situations on demand;
- prices of alternative fuels that affect the prices realised under Equinor's long-term gas sales contracts;
- war or other international conflicts;
- changes in population growth and consumer preferences;
- the price and availability of new technology;
- changes in supply from new oil and gas sources; and
- weather conditions and climate change.

In 2021, there has been significant price volatility, primarily triggered by high economic growth and subsequent supply chain bottlenecks on the back of measures to contain the Covid-19 pandemic. See also ″Covid-19 pandemic″ below. Developments relating to Russia's invasion of Ukraine could adversely affect global and regional economic conditions and trigger volatility in the prices of oil, natural gas and energy generally.

Climate change in general, the energy transition, governmental regulations and policies, and the world`s ambition to reach the climate targets set out in the Paris Agreement could, either together or independently, influence oil and natural gas prices. Equinor's long-term plans have to take into consideration a large outcome space for how the global energy markets may develop in the long term. Estimating global energy demand decades ahead is an extremely difficult task, as it involves assessing the future development in supply and demand, technology change, taxation (including, taxes on emissions), production limits and other factors.

Decreases in oil and/or natural gas prices could have an adverse effect on Equinor's business, the results of operations, financial condition, and liquidity and Equinor's ability to finance planned capital expenditure, including possible reductions in capital expenditures, which in turn could lead to reduced reserve replacement.

A significant or prolonged period of low oil and natural gas prices or other indicators would, if deemed to have longer term impact, lead to reviews for impairment of the group's oil and natural gas assets. Such reviews would reflect management's view of long-term oil and natural gas prices and could result in a charge for impairment that could have a significant effect on the results of Equinor's operations in the period in which it occurs. Changes in management's view on long-term oil and/or natural gas prices or further material reductions in oil, gas and/or product prices could have an adverse impact on the economic viability of projects that are planned or in development. See also Note 2 Significant accounting policies to the Consolidated financial statements for a discussion of key sources of uncertainty with respect to management's estimates and assumptions that affect Equinor's reported amounts of assets, liabilities, income and expenses and Note 11 Property, plants, and equipment to the Consolidated financial statements for a discussion of price assumptions and sensitivities affecting the impairment analysis.

Proved reserves and expected reserves estimates. *Crude oil and natural gas reserves are based on estimates and Equinor's future production, revenues and expenditures with respect to its reserves may differ from these estimates.*

The reliability of the reserve estimates is dependent on:
- the quality and quantity of Equinor's geological, technical and economic data;
- the production performance of Equinor's reservoirs;
- extensive engineering judgments; and
- whether the prevailing tax rules and other government regulations, contracts and oil, gas and other prices remain the same as on the date the estimates are made.

Many of the factors, assumptions and variables involved in estimating reserves are beyond Equinor's control and may prove to be incorrect over time. The results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in Equinor's reserve data.

In addition, proved reserves are estimated based on the US Securities and Exchange Commission (SEC) requirements and may therefore differ substantially from Equinor's view on expected reserves. The prices used for proved reserves are defined by the SEC and are calculated based on a 12-month unweighted arithmetic average of the first day of the month price for each month during the reporting year, leading to a forward price strongly linked to last year's price environment.

Fluctuations in oil and gas prices will have a direct impact on Equinor's proved reserves. For fields governed by production sharing agreements (PSAs), a lower price may lead to higher entitlement to the production and increased reserves for those fields. Conversely, a lower price environment may also lead to lower activity resulting in reduced reserves. For PSAs, these two effects may to some degree offset each other. In addition, a lower price environment may result in earlier shutdown due to uneconomic production. This will affect both PSAs and fields with concession types of agreement.

Climate change and transition to a lower carbon economy. *A transition to a lower carbon economy will affect Equinor's business and entails risks related to policy, legal, regulatory, market, technology developments as well as reputational impact.*

Risks related to changes in policies, laws and regulations: Equinor expects, and is preparing for, regulatory changes and policy measures targeted at reducing greenhouse gas emissions. Stricter climate regulations and policies could impact Equinor's financial outlook, including the value of its assets, whether directly through changes in taxation, other costs to operations and projects, and access to acreage, or indirectly through changes in consumer behaviour or technology developments.

Equinor expects greenhouse gas emission costs to increase from current levels and to have a wider geographical range than today. Equinor applies a default minimum carbon price in investment analysis starting at 58 USD per tonne in 2022, increasing towards 100 USD per tonne by 2030. In countries where the actual or predicted carbon price is higher than our default at any point in time, Equinor applies the actual or expected cost, such as in Norway where both a CO_2 tax and the EU Emission Trading System (EU ETS) apply.

The new EU Green Deal, EU Taxonomy and climate-related regulations and carbon pricing in specific countries imply more future uncertainty. Climate-related policy changes may also reduce access to prospective geographical areas for exploration and future production. Disruptive policy changes may not be ruled out, possibly triggered by severe weather events affecting public perception and policy making.

Market and technology risks: A transition to a low carbon economy contributes to uncertainty over future demand and prices for oil and gas as described in the section "Oil and natural gas price". Such price sensitivities of the project portfolio are

described in section 2.14 Safety, security and sustainability. Increased demand for and improved cost competitiveness of renewable energy, and innovation and technology changes supporting the further development and use of renewable energy and low-carbon technologies, represent both threats and opportunities for Equinor.

Reputational impact: Increased concern over climate change could lead to increased expectations on fossil fuel producers, as well as a more negative perception of the oil and gas industry. This could lead to increased litigation-related costs and poor reputation could affect our license to operate as well as our ability to attract and retain talent and key competences.

All of these risks could lead to an increased cost of capital. For example, certain lenders have recently indicated that they will direct or restrict their lending activities based on environmental parameters.

Equinor's net zero path and climate related ambitions are a response to challenges related to climate change and the energy transition. There is no assurance that Equinor's climate related ambitions will be achieved. The achievement of the mid- and long-term climate ambitions depends, in part, on broader societal shifts in consumer demands and technological advancements, each of which are beyond Equinor's control. Should society's demands and technological innovation not shift in parallel with Equinor's pursuit of significant greenhouse gas emission reductions, Equinor's ability to meet its climate ambitions will be impaired.

Move to a broader energy company and acceleration of renewable growth. *For Equinor to build a material renewable business, covering also low carbon solutions such as hydrogen and carbon capture and storage (CCS), being competitive and getting access to attractive acreage and opportunities at the right terms are key. Future conditions along with risks and uncertainties in power, hydrogen and carbon markets as well as internal factors will influence our ability to achieve our ambitions relating to renewable energy.*

Risks related to changes in policies, laws and regulations: Policy makers in many modern electricity markets provide both direct and indirect support to renewables aimed at helping the renewable industry to grow and mature. The framework for low carbon solutions remains relatively immature while such solutions require material levels of investment. Potential regulatory changes, and new policy measures related to support regimes represent both threats and opportunities for Equinor. However, regulatory stability and predictability are key concerns in this area.

Market and technology risks: Technology development, such as for wind turbines, hydrogen production and carbon capture, is a driving force to ensure financial viability of Equinor's investments. Important risk factors are Equinor's understanding of the markets, market future development, and our ability to reduce costs and capitalize on technology improvements.

Financial and reputational impact: Strong competition for assets may lead to diminishing returns within the renewable and low carbon industries and hamper the transition into a broader energy company. Competitive auctions/tenders where prices do not allow absorption of higher costs may increase the exposure to inflation risk. This is also relevant for assets where the costs and/or income have been locked in before the final investment decision.

Although renewables and low carbon solutions are generally perceived to be important means to meet climate challenges, these industries may also entail impact on local communities and habitats. Accordingly, growth is also expected to be accompanied by greater scrutiny from other industries and the society at large. Increasing criticism and push-back from environmental non-governmental organisations and equivalents could lead to a negative perception of the renewable and low carbon industries which in turn could lead to less access to attractive business opportunities.

Organisational risk factors: Equinor's ambition of growth within the renewable and low carbon solutions domains highlights the need for robust processes and fit-for-purpose management systems to ensure a solid growth foundation. Providing the renewable and low carbon domains with a management system that is easy to adopt, implement, use and understand as well as ensuring sufficient capability in the organization will be crucial to the future success of a broader energy company. This implies uncertainty and risks with regards to continuously developing renewable and low carbon competence, having a disciplined capital allocation, ensuring enough capacity and management focus on delivering a sustainable and fit for purpose growth.

Global operations. *Equinor is engaged in global activities that involve several technical, commercial and country-specific risks.*

Technical risks of Equinor's exploration activities relate to Equinor's ability to conduct its seismic and drilling operations in a safe and efficient manner and to encounter commercially productive oil and gas reservoirs. Technical risks of Equinor's development and operation activities relate to Equinor's ability to design, construct, operate and maintain facilities and installations for hydrocarbon exploitation, renewable energy generation and climate-related projects, such as carbon capture and storage.

Commercial risks relate to Equinor's ability to secure access to new business opportunities in an uncertain global, competitive environment and to recruit and maintain competent personnel and continue to ensure commercial viability of such business opportunities in this context.

Country-specific risks relate, among other things, to health, safety and security, the political environment, compliance with and understanding of local laws, regulatory requirements and/or license agreements, and impact on the environment and the communities in which Equinor operates.

These risks may adversely affect Equinor's current operations and financial results, and, for its oil- and gas activities, its long-term replacement of reserves.

See "Covid-19 pandemic" below for further details on how the Covid-19 pandemic impacts Equinor's operations. See "International political, social, and economic factors" below for further details on how political, social, and economic factors could affect Equinor's business and Equinor's intention to exit its business activities in Russia.

Decline of reserves. *Failure to discover, acquire and develop additional reserves, will result in material decline of reserves and production from current levels.*

Equinor's future production is dependent on its success in discovering or acquiring and developing additional reserves adding value. If unsuccessful, future total proved reserves and production will decline.

If upstream resources are not progressed to proved reserves in a timely manner, Equinor's reserve base, and thereby future production, will gradually decline and future revenue will be reduced.

In particular, in a number of resource-rich countries, national oil companies control a significant proportion of oil and gas reserves that remain to be developed. To the extent that national oil companies choose to develop their oil and gas resources without the participation of international oil companies, or if Equinor is unable to develop partnerships with national oil companies, its ability to discover or acquire and develop additional reserves will be limited.

In addition, undeveloped resources could be impacted by low oil and/or gas prices over a sustained period of time. Such low prices may result in Equinor deciding not to develop these resources or at least deferring development awaiting improved prices.

Health, safety and environmental. *Equinor is exposed to a wide range of health, safety and environmental risks that could result in significant losses.*

Exploration, project development, operation and transportation related to oil and natural gas, as well as development and operation of renewable energy production, can be hazardous. In addition, Equinor's activities and operations are affected by external factors like difficult geographies, climate zones and environmentally sensitive regions.

Risk factors that could affect health, safety and the environment include human performance, operational failures, detrimental substances, subsurface behaviour, technical integrity failures, vessel collisions, natural disasters, adverse weather conditions, epidemics or pandemics, structural and organisational changes and other occurrences. Furthermore, non-compliance with our management system could influence the potential for negative effects. These risk factors could result in disruptions of our operations and could, among other things, lead to blowouts, structural collapses, loss of containment of hydrocarbons or other hazardous materials, fires, explosions and water contamination that cause harm to people, loss of life or environmental damage. In particular, all modes of transportation of hydrocarbons - including road, sea or pipeline - are susceptible to a loss of containment of hydrocarbons and other hazardous materials and represent a significant risk to people and the environment.

As operations are subject to inherent uncertainty, it is not possible to guarantee that the management system or other policies and procedures will be able to identify all aspects of health, safety and environmental risks. It is also not possible to say with certainty that all activities will be carried out in accordance with these systems.

For a further description of Equinor's health and safety results, including certain incidents in 2021, see section 2.14 Safety, security and sustainability.

Security and cybersecurity threats. *Equinor is exposed to security threats that could have a materially adverse effect on Equinor's results of operations and financial condition.*

Security threats such as acts of terrorism, state-sponsored cyber operations, unauthorised access or attacks by hackers, computer viruses, breaches due to unauthorized use, errors or malfeasance by employees or others who have gained access to the networks and systems on which Equinor depends could result in loss of production, information, life and other losses. In particular, the scale, sophistication and severity of cyber-attacks continue to evolve. Increasing digitisation and reliance on information technology (IT) and operational technology (OT or Industrial and automation control systems, IACS) systems make managing cyber-risk a priority for many industries, including the energy industry. Failure to manage these threats could materially disrupt Equinor's operations. The company could face regulatory actions, legal liability, reputational damage, and loss of revenue.

Failure to maintain and develop cybersecurity barriers, which are intended to protect Equinor's IT infrastructure from being compromised by unauthorized parties, may affect the confidentiality, integrity and availability of Equinor's information systems and digital solutions, including those critical to its operations. Attacks on Equinor's information systems could result in significant financial damage to Equinor, including as a result of material losses or loss of life due to such attacks. Equinor could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems.

International political, social, and economic factors. *Equinor has interests in regions where political, social and economic instability could adversely affect Equinor's business.*

Equinor has assets and operations in several countries and regions around the globe where negative political, social and economic developments could occur. These developments and related security threats require continuous monitoring. Political instability, civil strife, strikes, insurrections, acts of terrorism and acts of war, adverse and hostile actions against Equinor's staff, its facilities, its transportation systems and its digital infrastructure (cyberattacks) may cause harm to people and disrupt or curtail Equinor's operations and business opportunities, lead to a decline in production and otherwise adversely affect Equinor's business, operations, results and financial condition. Similarly, Equinor's response to such situations could lead to claims from partners and relevant stakeholders, litigation, and litigation-related costs.

Equinor holds an interest in one offshore and several onshore oil and gas projects in Russia. Some of these projects result from a strategic cooperation with Rosneft Oil Company (Rosneft) initiated in 2012. In each of these projects, Rosneft holds the

majority interest. One of the projects is in Arctic offshore and deepwater area. As of 31 December 2021, Equinor had USD 1.2 billion in non-current assets in Russia. On 28 February 2022 Equinor announced that it will stop new investments into its Russian businesses and will start the process of exiting its joint ventures in Russia. It is expected that this decision will impact the book value of Equinor's Russian assets and lead to impairment. It is impossible to predict the timing and terms of such exit of Equinor's interests in Russia or the prices for which such interests may potentially be sold, all of which may be affected, among other factors, by trade restrictions and sanctions or other steps taken by governmental authorities or any other relevant persons. Such prices could be significantly below the book values of the assets divested and there is a risk that Equinor will not be able to recover any value from such assets.

Equinor also has investments in Argentina where revised foreign exchange and price regulations could adversely affect Equinor's business.

Covid-19 pandemic. *Equinor's operations and workforce have and continue to be impacted by the global Covid-19 pandemic. The continuation or a resurgence of the pandemic, or the outbreak of other epidemics or pandemics, could precipitate or aggravate the other risk factors identified in this report and materially impact Equinor's operations and financial condition.*

In 2021, the Covid-19 pandemic showed signs of being less severe. However, there continues to be uncertainty around the duration and extent of the impact of the Covid-19 pandemic. Equinor's operations and workforce, including projects under development, have and continue to be impacted by the global Covid-19 pandemic. Quarantine rules, travel restrictions, workforce shortage, supply chain disruptions and Covid-19 prevention and mitigation controls, such as social distancing requirements and reduced utilisation of offshore beds, have resulted in lower activity levels on certain sites, causing delays, cost increases and disruption of further work. As a consequence, the start-up of projects (Njord future, Johan Castberg and Peregrino phase 2) have been postponed. In addition, certain of our suppliers and customers have and continue to be impacted by the spread of the pandemic, and the efforts to contain it, and may as a result explore invoking contractual clauses such as those involving force majeure. There can be no assurance that the ongoing Covid-19 pandemic, new variants, and efforts to contain the virus will not materially impact our operations or financial condition.

The changes in market risk and economic circumstances from the Covid-19 pandemic will continue to impact Equinor's assumptions about the future and related sources of estimation uncertainty. The unprecedented nature of such market conditions could cause current management estimates and assumptions to be challenged in hindsight.

The continuation or a resurgence of the pandemic, or outbreak of other pandemics or epidemics, could precipitate or aggravate the other risk factors identified in this report. Such occurrences could further adversely affect Equinor's business, financial condition, liquidity, results of operations and profitability, including in ways not currently known or considered by us to present significant risks. The effect of any infection control measures may also impact project execution.

Physical effects of climate change. *Changes in physical climate parameters could impact Equinor's facility design and operations.*

Examples of physical parameters that could impact Equinor's facility design and operations include acute effects like increasing frequency and severity of extreme weather events, and chronic effects like rising sea level, changes in sea currents and reduced water availability. There is also uncertainty regarding the magnitude and time horizon for the occurrence of physical impacts of climate change, which increases uncertainty regarding their potential impact on Equinor. The impact to Equinor could be increased costs or incidents affecting our operations.

Unexpected changes in meteorological parameters, such as in the average wind speed, can also affect renewable power generation outputs, resulting in performance above or below expectations.

Hydraulic fracturing. *Equinor is exposed to risks as a result of its use of hydraulic fracturing.*

Equinor's US operations use hydraulic fracturing which is subject to a range of applicable federal, state and local laws, including those discussed under the heading "Legal, Regulatory and Compliance Risks". A case of subsurface migration of hydraulic fracturing fluids or a case of spillage or mishandling of hydraulic fracturing fluids during these activities could subject Equinor to civil and/or criminal liability and the possibility of incurring substantial costs, including for environmental remediation. In addition, various states and local governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permit requirements, operational restrictions, disclosure requirements and temporary or permanent bans. Changes to the applicable regulatory regimes could make it more difficult to complete oil and natural gas wells in shale formations, cause operational delays, increase costs of regulatory compliance or in exploration and production, which could adversely affect Equinor's US onshore business and the demand for its fracturing services.

Crisis management systems. *Equinor's crisis management systems may prove inadequate.*

If Equinor does not respond or is perceived not to have prepared, prevented, responded or recovered in an effective and appropriate manner to a crisis, people, environment, assets and reputation could be severely affected. A crisis or disruption might occur as a result of a security or cybersecurity incident or if a risk described under "Health, safety and environmental" materialises.

Competition; innovation. *Equinor encounters competition from other companies in all areas of its operations. Equinor could be adversely affected if competitors move faster or in other directions in the development and deployment of new technologies and products.*

Equinor may experience increased competition from larger players with stronger financial resources, from smaller ones with increased agility and flexibility, and from an increasing number of companies applying new business models. Gaining access to

attractive opportunities via license rounds, auctions, and acquisitions, in addition to continued exploration and development of existing assets are key to ensure the long-term economic viability of the business. Failure to address this could negatively impact future performance.

Technology and innovation are key competitive advantages in Equinor's industry – both within the traditional oil and gas industry and the renewable and low carbon industries. The ability to maintain efficient operations, develop and adapt to innovative technologies and digital solutions, and seek profitable low carbon energy solutions are key success factors for future business and resulting performance. Competitors may be able to invest more than Equinor in developing or acquiring intellectual property rights to technology. Equinor could be adversely affected if it lags behind competitors and the industry in general in the development or adoption of innovative technologies, including digitalisation and low carbon energy solutions.

Project development and production operations. *Equinor's development projects and production operations involve uncertainties and operating risks which could prevent Equinor from realising profits and cause substantial losses.*

Oil and gas, renewable, low carbon and climate-related projects may be curtailed, delayed or cancelled for many reasons. Unexpected events as equipment shortages or failures, natural hazards, unexpected drilling conditions or reservoir characteristics, irregularities in geological formations, challenging soil conditions, accidents, mechanical and technical difficulties, challenges due to new technology and quality issues might have significant impact. The risk is higher in new and challenging areas such as deep waters or other harsh environments.

Equinor's portfolio of development projects comprises a high number of mega-projects (eg. Njord Future, Johan Castberg and Bacalhau phase 1), "first-off" projects (i.e., those involving a new project type/concept, a new area, a new execution model, a new market and/or a new main contractor for Equinor), which represent an increasing portfolio complexity and potential execution risk.

In US onshore, low regional prices may render certain areas unprofitable, and production may be curtailed until prices recover. Market changes and low oil, gas and power prices, combined with high levels of tax and government take in several jurisdictions, could erode the profitability of some of Equinor's activities.

Similarly, scarcity of electric power and grid capacity constraints, coupled with increasing electric power prices, could impede efforts to reduce carbon emissions from facilities.

Strategic objectives. *Equinor may not achieve its strategic objectives of successfully exploiting profitable opportunities.*

Equinor intends to continue to nurture attractive commercial opportunities to create value. This may involve acquisition of new businesses, and/or properties or moving into new markets. Failure by Equinor to successfully pursue and exploit new business opportunities, including in renewable and new energy solutions, could result in financial losses and inhibit value creation.

Equinor's ability to achieve this strategic objective depends on several factors, including the ability to:

- maintain Equinor's zero-harm safety culture;
- identify suitable opportunities;
- build a significant and profitable renewables portfolio;
- achieve its ambitions to reduce net carbon intensity;
- negotiate favourable terms;
- compete efficiently in the rising global competition for access to new opportunities;
- develop new market opportunities or acquire properties or businesses in an agile and efficient way;
- effectively integrate acquired properties or businesses into Equinor's operations;
- arrange financing, if necessary; and
- comply with legal regulations.

Equinor anticipates significant investments and costs as it cultivates business opportunities in new and existing markets. New projects and acquisitions may have different embedded risks than Equinor's existing portfolio. As a result, new projects and acquisitions could result in unanticipated liabilities, losses or costs, as well as Equinor having to revise its forecasts either or both with respect to unit production costs and production. In addition, the pursuit of acquisitions or new business opportunities could divert financial and management resources away from Equinor's day-to-day operations to the integration of acquired operations or properties. Equinor may require additional debt or equity financing to undertake or consummate future acquisitions or projects, and such financing may not be available on terms satisfactory to Equinor, if at all, and it may, in the case of equity, be dilutive to Equinor's earnings per share.

Transportation infrastructure. *The profitability of Equinor's oil, gas and power production in remote areas may be affected by infrastructure constraints.*

Equinor's ability to commercially exploit discovered petroleum resources depends, among other factors, on infrastructure to transport oil, petroleum products and gas to potential buyers at a commercial price. Oil and petroleum products are transported by vessels, rail or pipelines to potential customers/refineries, petrochemical plants or storage facilities, and natural gas is transported to processing plants and end users by pipeline or vessels (for liquefied natural gas). Equinor's ability to commercially exploit renewable opportunities depends on available infrastructure to transmit electric power to potential buyers at a commercial price. Electricity is transmitted through power transmission and distribution lines. Equinor must secure access to a power system with sufficient capacity to transmit the electric power to the customers. Equinor may be unsuccessful in its efforts to secure transportation, transmission and markets for all its potential production.

Reputation. *Equinor's reputation is an important asset. Erosion of the reputation could adversely affect Equinor's brand, social license to operate, and business opportunity set.*

Societal and political expectations from our industry and business are high, especially in Norway with the Norwegian state as Equinor's majority owner. Safe and sustainable operations, ethical business conduct and compliance with laws and regulations are prerequisites for access to natural resources, industrial value creation and contribution to society. Failure to deliver on societal and political expectations, or non-compliance with ethical standards, laws and regulations, HSE and security/cybersecurity incidents could impact our reputation. This could in turn have an adverse effect on Equinor's licence to operate, ability to secure new business opportunities, earnings and cash flow.

Norwegian State's exercise of ownership. *Failure to deliver on expectations from the Parliament and the Ministry of Trade, Industry and Fisheries (MTIF), and failure to deliver on societal and political expectations in general could impact the manner which the Norwegian State exercises its ownership of the company.*

On 1 July 2021 the responsibility to exercise the Norwegian State's ownership in Equinor was transferred from the Ministry of Petroleum and Energy (MPE) to MTIF. The MTIF's exercise of ownership could also be subject to scrutiny by the Norwegian Parliament.

In February 2021, Equinor was invited to a parliamentary hearing in the standing committee for scrutiny and constitutional affairs on the Auditor-General's review of the follow-up by the MPE of the state's ownership in Equinor, with a specific focus on the company's international investments. Following the hearing, the standing committee in May 2021 endorsed the Auditor-General's review, including conclusions and recommendations. The recommendations expressed expectations with respect to the follow-up by the ministry on Equinor's financial reporting, and on risk, profitability and return in Equinor's international portfolio. For additional information on the management of the Norwegian State's ownership interest in Equinor, see 3.4 Equal treatment of shareholders and transactions with close associates.

Workforce. *Equinor may not be able to secure the right level of workforce competence and capacity.*

As the energy industry is a long-term business, it needs to take a long-term perspective on workforce capacity and competence. The uncertainty of the future of the oil industry, in light of potential reduced oil and natural gas prices, climate policy changes, the climate debate affecting the perception of the industry, and increased competition for talent pose a risk to securing the right level of workforce competence and capacity through industry cycles.

Changes to Equinor's corporate structure. *The implementation of the new corporate structure in 2021 and its continued implementation may pose a risk for upholding safe and secure operations.*

The changes to Equinor's corporate structure were decided and implemented to further strengthen Equinor's ability to deliver on our strategy of always safe, high value and low carbon. The ongoing implementation process of these changes may divert management and employee attention from tasks and responsibilities with a potential, negative impact on our ability to uphold safe and secure operations.

Insurance coverage. *Equinor's insurance coverage may not provide adequate protection from losses.*

Equinor maintains insurance coverage that includes coverage for physical damage to its properties, third-party liability, workers' compensation and employers' liability, general liability, sudden pollution, and other coverage. Equinor's insurance coverage includes deductibles that must be met prior to recovery and is subject to caps, exclusions, and limitations. There is no assurance that such coverage will adequately protect Equinor against liability from all potential consequences and damages. The fire at Hammerfest LNG in September 2020, leading to a financial loss for the group related to physical damage, postponement of production, and gas trading, illustrates that insurance may not completely protect the group from significant financial impact following an insurable loss.

The Equinor group also often retains parts of its insurable risks in a wholly owned captive insurance company, so insurance recovery outside of the Equinor group may sometimes be limited.

Uninsured losses could have a material adverse effect on Equinor's financial position.

Legal, regulatory and compliance risks
International governmental and regulatory framework.
Equinor's operations are subject to dynamic political and legal factors in the countries in which it operates.

Equinor has oil and gas and renewable assets in several countries where the political and regulatory regime can change over time. Further, Equinor has activities in countries with emerging or transitioning economies that, in part or in whole, lack well-functioning and reliable legal systems, where the enforcement of contractual rights is uncertain or where the governmental and regulatory framework is subject to unexpected or rapid change. Equinor's oil and gas exploration and production activities in these countries are often undertaken together with national oil companies and are subject to a significant degree of state control. In recent years, governments and national oil companies in some regions have begun to exercise greater authority and to impose more stringent conditions on energy companies. Intervention by governments in such countries can take a wide variety of forms, including:
- restrictions on exploration, production, imports and exports;
- the awarding, denial or unavailability of exploration and production interests;
- the imposition of specific seismic and/or drilling obligations;
- price and exchange controls;
- tax or royalty increases, imposition of new taxes or other governmental charges, such as the indemnification to the Rio de Janeiro State for non-compliance with minimum local requirements and the ICMS indirect tax in Rio de Janeiro State on crude oil extraction (see note 24 Other commitments and contingencies for further details), including retroactive claims;
- nationalisation or expropriation of Equinor's assets;
- unilateral cancellation or modification of Equinor's license, contractual rights or industry incentives;
- the renegotiation of contracts;

- payment delays and capital transfer restrictions, such as Nigerian regulations regarding eligible expatriation of funds and current Argentinian foreign exchange regulations; and
- currency exchange restrictions or currency devaluation.

The likelihood of these occurrences and their overall effect on Equinor vary greatly from country to country and are hard to predict. If such risks materialize, they could cause Equinor to incur material costs, cause decrease in production, and potentially have a materially adverse effect on Equinor's operations or financial condition.

Policies and actions of the Norwegian State could affect Equinor's business. *The Norwegian State governs the management of NCS hydrocarbon resources through legislation, such as the Norwegian Petroleum Act, tax law and safety and environmental laws and regulations. The Norwegian State awards licences for exploration, development projects, production, transportation, and applications for production rates for individual fields. The Petroleum Act provides that if important public interests are at stake, the Norwegian State may instruct operators on the NCS to reduce petroleum production.*

The Norwegian State has a direct participation in petroleum activities through the State's direct financial interest (SDFI). In the production licenses in which the SDFI holds an interest, the Norwegian State has the power to direct petroleum licenses' actions in certain circumstances. See also section 2.9.

If the Norwegian State were to change laws, regulations, policies, or practices relating to energy or to the oil and gas industry (including in response to environmental, social or governance concerns), or take additional action under its activities on the NCS, Equinor's international and/or NCS exploration, development and production activities, and the results of its operations, could be affected.

Health, safety and environmental laws and regulations.
Compliance with health, safety and environmental laws and regulations that apply to Equinor's activities and operations could materially increase Equinor's costs. The enactment of, or changes to, such laws and regulations could increase such costs or create compliance challenges.

Equinor incurs, and expects to continue to incur, substantial capital, operating, maintenance and remediation costs relating to compliance with increasingly complex laws and regulations for the protection of the environment and human health and safety, as well as in response to concerns relating to climate change, including:
- higher prices on greenhouse gas emissions;
- costs of preventing, controlling, eliminating or reducing certain types of emissions to air and discharges to the sea;
- remediation of environmental contamination and adverse impacts caused by Equinor's activities;
- decommissioning obligations and related costs; and
- compensation of costs related to persons and/or entities claiming damages as a result of Equinor's activities.

In particular, Equinor's activities are increasingly subject to statutory strict liability in respect of losses or damage suffered as a result of pollution caused by spills or discharges of petroleum from petroleum facilities.

Equinor's investments in US onshore producing assets are subject to evolving regulations that could affect these operations and their profitability. In the United States, Federal agencies have taken steps to rescind, delay, or revise regulations seen as overly burdensome to the upstream oil and gas sector, including methane emission controls. To the extent new or revised regulations impose additional compliance or data gathering requirements, Equinor could incur higher operating costs.

Compliance with laws, regulations and obligations relating to climate change and other health, safety and environmental laws and regulations could result in substantial capital expenditure, reduced profitability as a result of changes in operating costs, and adverse effects on revenue generation and strategic growth opportunities. However, more stringent climate change regulations could also represent business opportunities for Equinor. For more information about climate change related to legal and regulatory risks, see the risks described under the heading "Climate change and transition to a lower carbon economy" in "Risks related to our business, strategy and operations" in this section.

Supervision, regulatory reviews and financial reporting. *Equinor conducts business in many countries and its products are marketed and traded worldwide. Equinor is exposed to risk of supervision, review and sanctions for violations of laws and regulations at the supranational, national and local level. These include, among others, laws and regulations relating to financial reporting, taxation, bribery and corruption, securities and commodities trading, fraud, competition and antitrust, safety and the environment, labour and employment practices and data privacy rules.*

Violations of applicable laws and regulations may lead to legal liability, substantial fines, claims for damages, criminal sanctions and other sanctions for noncompliance.

Equinor is subject to supervision by the Norwegian Petroleum Supervisor (PSA), which supervises all aspects of Equinor's operations, from exploration drilling through development and operation, to cessation and removal. Its regulatory authority covers the whole NCS including offshore-wind as well as petroleum-related plants on land in Norway. As its business grows internationally, Equinor may become subject to supervision or be required to report to other regulators, and such supervision could result in audit reports, orders and investigations.

Equinor is listed on both the Oslo Børs and New York Stock Exchange (NYSE) and is a reporting company under the rules and regulations of the US Securities and Exchange Commission (the SEC). Equinor is required to comply with the continuing obligations of these regulatory authorities, and violation of these obligations may result in legal liability, the imposition of fines and other sanctions.

Equinor is also subject to financial review from financial supervisory authorities such as the Norwegian Financial Supervisory Authority (FSA) and the SEC. Reviews performed by these authorities could result in changes to previously published financial statements and future accounting practices. In addition, failure of external reporting to report data accurately and in compliance with applicable standards could result in regulatory action, legal liability and damage to Equinor's reputation. Also, any identification of a material weakness in internal controls over financial reporting could cause investors to lose confidence in reported financial information and potentially impact the share price.

Anti-corruption, anti-bribery laws and Equinor's Code of Conduct and the Human Rights policy. *Non-compliance with anti-bribery, anti-corruption and other applicable laws or failure to meet Equinor's ethical requirements, including the Human Rights policy, has the potential to expose Equinor to legal liability, lead to a loss of business, loss of investor confidence, damage our reputation and our social license to operate, as well as erode shareholder value. It could also lead to an adverse effect on the human rights of various right-holders.*

Equinor is a global company with a presence and/or suppliers and other business partners in many parts of the world – including where corruption and bribery represents a high risk and where the human rights situation is challenging. Such risks often exist in combination with weak legal institutions and lack of transparency. Governments routinely play a significant role in the energy sector, through ownership of resources, participation, licensing, and local content which leads to a high level of interaction with public officials. Equinor is subject to anti-corruption and bribery laws in multiple jurisdictions, including the Norwegian Penal code, the US Foreign Corrupt Practices Act and the UK Bribery Act. A violation of such applicable anti-corruption or bribery laws could expose Equinor to investigations from multiple authorities and may lead to criminal and/or civil liability with substantial fines. Incidents of noncompliance with applicable anti-corruption and bribery laws and regulations and the Equinor Code of Conduct could be damaging to Equinor's reputation, competitive position, and shareholder value. Similarly, failure to uphold our Human Rights policy may damage our reputation and social license to operate. Similarly, failure to identify or address potential adverse human rights impacts in line with our Human Rights policy, e.g., in parts of our supply chains, could damage our reputation, and weaken our social license to operate.

Throughout 2021, the organization monitored potential increased risks or changed risk picture with respect to Equinor's ethics and compliance standards due to the Covid-19 situation. Continuation or a resurgence of the pandemic could continue to impact and/or potentially increase our ethics and compliance risks in ways not currently known or considered by us.

International sanctions and trade restrictions. *Equinor's activities may be affected by international sanctions and trade restrictions.*

In 2021, as in previous years, there were several changes to sanctions and international trade restrictions. Equinor seeks to comply with these where they are applicable. Equinor's diverse portfolio of projects worldwide could expose its business and financial affairs to political and economic risks, including operations in markets or sectors targeted by sanctions and international trade restrictions.

Sanctions and trade restrictions are complex, unpredictable and are often implemented on short notice. Equinor's business portfolio is evolving and will constantly be subject to review. Given the use of trade restrictions by, amongst others, the US, UK and EU, it is possible that Equinor will decide to take part in new business activity in markets or sectors where sanctions and trade restrictions are particularly relevant.

While Equinor remains committed to do business in compliance with sanctions and trade restrictions and takes steps to ensure, to the extent possible, compliance therewith, there can be no assurance that no Equinor entity, officer, director, employee or agent is not in violation of such sanctions and trade restrictions. Any such violation, even if minor in monetary terms, could result in substantial civil and/or criminal penalties and could materially adversely affect Equinor's business and results of operations or financial condition.

The following discusses Equinor's interests in certain jurisdictions:

For a discussion of Equinor's intent to exit its business activities in Russia, see "International, political, social and economic factors" above. In addition, Equinor is monitoring and remains committed to comply with Norwegian, EU, UK, US and any other applicable trade restrictions and sanctions targeting Russian sectors, entities and persons, including Rosneft:

Equinor holds a 51% interest in a gas license offshore Venezuela. Since 2017, various international sanctions and trade controls have targeted certain Venezuelan individuals as well as the Government of Venezuela. The international sanctions and trade controls in place restrict to a large extent the way Equinor can conduct its business in Venezuela, and could, alone or in combination with other factors, further negatively impact Equinor's position and ability to continue its business in Venezuela.

Disclosure Pursuant to Section 13(r) of the Exchange Act

Equinor is providing the following disclosure pursuant to Section 13(r) of the Exchange Act. Equinor is a party to agreements with the National Iranian Oil Company (NIOC), namely, a Development Service Contract for South Pars Gas Phases 6, 7 & 8 (offshore part), an Exploration Service Contract for the Anaran Block and an Exploration Service Contract for the Khorramabad Block, which are located in Iran. Equinor's operational obligations under these agreements have terminated and the licences have been abandoned. The cost recovery programme for these contracts was completed in 2012, except for the recovery of tax and obligations to the Social Security Organization (SSO).

From 2013 to November 2018, after closing Equinor's office in Iran, Equinor's activity was focused on a final settlement with the Iranian tax and SSO authorities relating to the above-mentioned agreements.

In a letter from the US State Department of 1 November 2010, Equinor was informed that it was not considered to be a company of concern based on its previous Iran-related activities.

Equinor has an intention to settle historic obligations in Iran while remaining compliant with applicable sanctions and trade restrictions against Iran. Since November 2018 Equinor has not conducted any activity in Iran, nor has it been able to resolve tax claims from the Iranian authorities. No payments were made to Iranian authorities during 2021.

Joint arrangements and contractors. *Many of Equinor's activities are conducted through joint arrangements and with contractors and sub-contractors which may limit Equinor's influence and control over the performance of such operations. This exposes Equinor to financial, operational, safety, security, and compliance risks as well as reputational risks and risks related to ethics, integrity, and sustainability, if the operators, partners or contractors fail to fulfil their responsibilities.*

Operators, partners, and contractors may be unable or unwilling to compensate Equinor against costs incurred on their behalf or on behalf of the arrangement. Equinor is also exposed to enforcement actions by regulators or claimants in the event of an incident in an operation where it does not exercise operational control.

International tax law. *Equinor is exposed to potentially adverse changes in the tax regimes of each jurisdiction in which Equinor operates.*

Changes in the tax laws of the countries in which Equinor operates could have a material adverse effect on its liquidity and results of operations.

Market, financial and liquidity risks

Foreign exchange. *Equinor's business is exposed to foreign exchange rate fluctuations that could adversely affect the results of Equinor's operations.*

A large percentage of Equinor's revenues and cash receipts are denominated in USD, and sales of gas and refined products are mainly denominated in EUR and GBP. Further, Equinor pays a large portion of its income taxes, operating expenses, capital expenditures and dividends in NOK. The majority of Equinor's long-term debt has USD exposure. Accordingly, changes in exchange rates between USD, EUR, GBP and NOK may significantly influence Equinor's financial results. See also "Financial risk"**.**

Liquidity and interest rate. *Equinor is exposed to liquidity and interest rate risks.*

Equinor is exposed to liquidity risk, which is the risk that Equinor will not be able to meet obligations of financial liabilities when they become due. Equinor's main cash outflows include the quarterly dividend payments and Norwegian petroleum tax payments which are paid six times per year. Liquidity risk sources include but are not limited to business interruptions and commodity and financial markets price movements.

Equinor is exposed to interest rate risk, which is the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments, principally long-term debt and associated derivatives. Equinor's bonds are normally issued at fixed rates in a variety of local currencies (USD, EUR and GBP among others). Most bonds are kept as or converted to fixed rate USD while some are converted to floating rate USD by using interest rate and/or currency swaps.

Equinor has started the transition from London Inter-bank Offered Rates (LIBOR) to alternative reference rates and expects to complete this process within 2023.

For interest rate derivatives contracts, Equinor expects to follow the ISDA Fallback Protocol outlining the process for conversion of LIBOR to the Official ISDA Fallback Rates for derivatives, or other official adjusted reference rates (such as SONIA or SOFR). The expectation is that the transition from LIBOR to alternative reference rates for floating rate bonds will follow the principles outlined by ICMA (International Capital Markets Association) and that loan agreements and facilities in general will follow the LMA (Loan Market Association). Equinor believes that the financial risks for Equinor related to the transition are small.

Trading and supply activities. *Equinor is exposed to risks relating to trading and supply activities.*

Equinor is engaged in trading and commercial activities in the physical markets. Equinor uses financial instruments such as futures, options, over-the-counter (OTC) forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas and electricity to manage price differences and volatility. Trading activities involve elements of forecasting, and Equinor bears the risk of market movements, the risk of losses if prices develop contrary to expectations, and the risk of default by counterparties.

Financial risk. *Equinor is exposed to financial risk.*

The main factors influencing Equinor's operational and financial results include oil/condensate and natural gas prices and trends in the exchange rates between mainly the USD, EUR, GBP and NOK; Equinor's oil and natural gas entitlement production volumes (which in turn depend on entitlement volumes under PSAs where applicable) and available petroleum reserves, and Equinor's own, as well as its partners', expertise and cooperation in recovering oil and natural gas from those reserves; and changes in Equinor's portfolio of assets due to acquisitions and disposals.

Equinor's operational and financial results also are affected by trends in the international oil industry, including possible actions by governments and other regulatory authorities in the jurisdictions in which Equinor operates, possible or continued actions by members of the Organization of Petroleum Exporting Countries (OPEC) and/or other producing nations that affect price levels and volumes, refining margins, the cost of oilfield services, supplies and equipment, competition for exploration opportunities and operatorships and deregulation of the natural gas markets, all of which may cause substantial changes to existing market structures and to the overall level and volatility of prices and price differentials.

The following table shows the yearly averages for quoted Brent Blend crude oil prices, natural gas average sales prices, refining reference margins and the USD/NOK exchange rates for 2021 and 2020.

Yearly averages	2021	2020
Average Brent oil price (USD/bbl)	**70.7**	41.7
Average invoiced gas prices - Europe (USD/mmBtu)	**14.6**	3.6
Refining reference margin (USD/bbl)	**4.0**	1.5
USD/NOK average daily exchange rate	**8.6**	8.8



Sensitivites - Indicative effects on 2022 results*
(USD billion)

* Based on USD/NOK of 9.00

The sensitivity analysis shows the estimated 12-month effects on net operating income and net income from change in parameters. The sensitivities do not have the same probability.

The illustration shows the indicative full-year effect on the financial result for 2022 given certain changes in the oil/condensate price, natural gas contract prices and the USD/NOK exchange rate. The estimated price sensitivity of Equinor's financial results to each of the factors has been estimated based on the assumption that all other factors remain unchanged. The estimated indicative effects of the negative changes in these factors are not expected to be materially asymmetric to the effects shown in the illustration.

Significant downward adjustments of Equinor's commodity price assumptions could result in impairments on certain producing and development assets in the portfolio. See note 11 Property, plant and equipment to the Consolidated financial statements for sensitivity analysis related to impairments.

Fluctuating foreign exchange rates can also have a significant impact on the operating results. Equinor's revenues and cash flows are mainly denominated in or driven by USD, while a large portion of the operating expenses, capital expenditures and income taxes payable accrue in NOK. In general, an increase in the value of USD in relation to NOK can be expected to increase Equinor's reported net operating income.

Historically, Equinor's revenues have largely been generated by the production of oil and natural gas on the NCS. Norway imposes a 78% marginal tax rate on income from offshore oil and natural gas activities (a symmetrical tax system). Equinor's earnings volatility is moderated as a result of its significant proportion of Norwegian offshore income that is subject to the 78% tax rate in profitable periods and the significant tax assets generated by its Norwegian offshore operations in any loss-making periods. For further information, see section 2.9 Corporate Taxation of Equinor.

Currently, the majority of dividends received by Equinor ASA are from Norwegian companies. Dividends received from Norwegian companies and from similar companies' resident in the EEA for

tax purposes, in which the recipient holds more than 90 % of the shares and votes, are fully exempt from tax. For other dividends, 3% of the dividends received are subject to the standard income tax rate of 22%, giving an effective tax rate of 0.66%. Dividends from companies resident in low-tax jurisdictions in the EEA that are not able to demonstrate that they are genuinely established and carry on genuine economic business activity within the EEA and dividends from companies in low-tax jurisdictions and portfolio investments below 10% outside the EEA will be subject to the standard income tax rate of 22% based on the full amounts received.

See also note 6 Financial risk management to the Consolidated financial statements.

Disclosures about market risk
Equinor uses financial instruments to manage commodity price risks, interest rate risks and currency risks. Significant amounts of assets and liabilities are accounted for as financial instruments.

See note 26 Financial instruments: fair value measurement and sensitivity analysis of market risk in the Consolidated financial statements for details of the nature and extent of such positions and for qualitative and quantitative disclosures of the risks associated with these instruments.

Risks related to state ownership
This section discusses some of the potential risks relating to Equinor's business that could derive from the Norwegian State's majority ownership and from Equinor's involvement in the SDFI.

Control by the Norwegian State. *The interests of Equinor's majority shareholder, the Norwegian State, may not always be aligned with the interests of Equinor's other shareholders, and this may affect Equinor's activities, including its decisions relating to the NCS.*

The Norwegian State has resolved that its shares in Equinor and the SDFI's interest in NCS licences must be managed in accordance with a coordinated ownership strategy for the Norwegian State's oil and gas interests. Under this strategy, the Norwegian State has required Equinor to market the Norwegian State's oil and gas together with Equinor's own oil and gas as a single economic unit. Pursuant to this coordinated ownership strategy, the Norwegian State requires Equinor, in its activities on the NCS, to take account of the Norwegian State's interests in all decisions that may affect the marketing of Equinor's own and the Norwegian State's oil and gas.

The Norwegian State directly held 67% of Equinor's ordinary shares as of 31 December 2021 and has effectively the power to influence the outcome of any vote of shareholders, including amending its articles of association and electing all non-employee members of the corporate assembly. The interests of the Norwegian State in deciding these and other matters and the factors it considers when casting its votes, especially the coordinated ownership strategy for the SDFI and Equinor's shares held by the Norwegian State, could be different from the interests of Equinor's other shareholders.

If the Norwegian State's coordinated ownership strategy is not implemented and pursued in the future, then Equinor's mandate to continue to sell the Norwegian State's oil and gas together with its own oil and gas as a single economic unit is likely to be prejudiced. Loss of the mandate to sell the SDFI's oil and gas could have an adverse effect on Equinor's position in the markets in which it operates. See also section 3.4 under the Governance chapter for further details on State ownership.

Risk management

Equinor's risk management practice is based on an Enterprise Risk Management (ERM) framework where risk management is an integrated part of Equinor's business operations. This includes managing risk in relation to all of Equinor's activities to create value and avoid incidents, always with Equinor's best interest in mind.

To achieve optimal solutions, and to provide for risk informed decision basis, the focus of the ERM approach is on:

- the value impact for Equinor, including upside and downside risk; and
- managing of risk in compliance with Equinor's requirements with a strong focus on avoiding HSE, human rights and business integrity incidents (such as accidents, fraud and corruption).

Managing risk is an integral part of any manager's responsibility. In general, risk is managed in the business line, but some risks are managed at the corporate level to provide optimal solutions. Risks managed at the corporate level include the top enterprise risks in addition to oil and natural gas price risks,

interest and currency risks, risk dimension in the strategy work, prioritisation processes and capital structure discussions.

ERM involves using a holistic approach where correlations between risks and the natural hedges inherent in Equinor's portfolio are considered. This approach allows Equinor to reduce the number of risk management transactions and avoid sub-optimisation. Some risks related to operational activities are partly insurable and insured via Equinor's captive insurance company operating in the Norwegian and international insurance markets. Equinor also assesses oil and gas price hedging opportunities on a regular basis as a tool to increase financial robustness and strengthen flexibility.

Equinor's risk management process is based on ISO 31000 Risk management. A standardised process across Equinor allows for comparing risk on a like-for-like basis and supports efficiency in decisions. The process seeks to ensure that risks are identified, analysed, evaluated, and managed. Risk is integrated into the company's Management Information System (IT tool) where Equinor's purpose, vision and strategy are translated into strategic objectives, risks, actions and KPIs. The tool is used to capture all risks and follow up risk-adjusting actions and related assurance activities. In general, risk adjusting actions are subject to a cost-benefit evaluation (except certain safety related risks which could be subject to specific regulations), and the approach to assurance is risk-based in the context of a three-lines-of-control model.



The upgraded Njord Bravo under tow from Haugesund to Kristiansund, 5 December 2021.

2.14
Safety, security and sustainability

Safety, security and sustainability

We recognise that our activities may have an impact on society and the environment. Health, safety and security risks are inherent in the activities we and our suppliers perform in the regions where we operate.

We also recognise that our activities can make significant positive contributions. First and foremost, we provide society with much needed energy. We also contribute to socio-economic development through jobs for our approximately 21,000 employees and 8,000 suppliers, and we are a significant tax contributor to the societies where we operate. Equinor´s purpose is to turn natural resources into energy for people and progress for society, Our strategy - always safe, high value, low carbon - guides our strategic focus areas - optimising our oil and gas portfolio, capturing high value growth in renewables and establishing new market opportunities within low carbon

solutions. Our four sustainability priorities - *getting to net zero, protecting the environment, caring for people and society,* and *governance and transparency* - are closely linked with our strategic focus areas. We support a just transition enabling long-term social, economic and human rights benefits for workforces and communities.

We strive to adhere to high industry standards and aim to improving our performance in every area where we have a positive or negative impact. Within our sustainability priorities we have identified ten material impact topics with corresponding performance indicators and ambitions to measure our progress. When assessing materiality, we considered the global sustainability context and evaluated impacts across our own activities and business relationships, including actual and potential, positive and negative impacts on people, planet and society.

Material topics

Sustainability priorities	Material topic		Indicator		Performance 2021	Performance 2020	Ambitions
Getting to net zero	GHG emissions from operations (scope 1&2)	‖	CO_2 intensity upstream (kg per boe) Absolute GHG emissions scope 1 and 2 (million tonnes CO_2e)	●	7.0 12.1	8.0 13.5	<8 by 2025, ~6 by 2030 Net 50% emission reduction by 2030
	Investing in renewables and low carbon solutions	‖‖	Annual gross capex (%) to renewables and low carbon solutions Renewable installed capacity, including capacity from financial investment (equity, GW) CO_2 storage (million tonnes)	●	11 0.7 0.3	4 0.6 1.1	>30% by 2025, >50% by 2030 12-16 GW by 2030 5-10 million tonnes per year by 2030
	GHG emissions from products and supply chain (scope 3)	‖‖	Net carbon intensity, including scope 3 but excluding supply chain (gCO_2e/MJ)	●	67	68	20% reduction by 2030 40% reduction by 2035 100% reduction by 2050
Protecting the environment	Biodiversity and nature	‖	Number of assets and licences inside and adjacent to protected areas	○	19	12	From 2023: New projects in protected areas or areas of high biodiversity value to establish a plan aiming to demonstrate net positive impact
	Non-GHG emissions, discharges and waste	‖	Number of serious accidental spills per year	●	0	3	0 serious accidental spills per year
Caring for people and society	Health, safety and security	‖‖	Serious Incident Frequency (SIF) Total Recordable Injury Frequency (TRIF)	● ○	0.4 2.4	0.5 2.3	0.4 in 2021 2.0 in 2021
	Workforce for the future	‖	Diversity index score Inclusion index score	●	39 77	37 78	55 by 2025 80 by 2025
	Respecting the rights of people	‖	Significant investment agreements and contracts including human rights clauses or screening (number)	○	0	33	Pilot a set of human rights indicators in 2022
	Socio-economic impact	‖	Tax contribution (billion USD) Share of procurement spend locally (%)	○	9.0 91	3.1 89	Develop a set of socio-economic indicators in 2022
Governance and transparency	Integrity and anti-corruption	‖	Number of confirmed corruption cases Employees who signed-off the Code of Conduct (%)	● ○	0 84	- 87	Zero cases every year. Reported from 2021 95% in 2021

‖ High impact ‖‖ Higher impact ‖‖‖ Highest impact   ● Target met in 2021, or on track to meet longer-term ambition   ○ Target not met in 2021   ◐ Plan in place

*See section 5.2 for non-GAAP measures.

Climate change and energy transition

Climate change and reaching the goals of the Paris Agreement represent fundamental challenges to society. As outlined in the COP26 Glasgow Climate Pact, achieving the most ambitious goals of the Paris Agreement now requires rapid, deep and sustained reductions in global greenhouse gas emissions. This includes reducing global carbon dioxide emissions by 45% by 2030 relative to 2010 levels, and to net zero around mid-century. The average increase in global temperatures has already reached 1.1°C above pre-industrial levels, according to the Intergovernmental Panel on Climate Change.

Climate change is a collective challenge, and Equinor will contribute by accelerating its response to the energy transition in partnership with governments, investors, customers and society at large. Our industry will play an important role. While individual company-level decarbonisation ambitions are important, the journey towards net zero can only be met through an "unprecedented transformation of how energy is produced, transported and used globally", according to the International Energy Agency (IEA).

Equinor's ambition is to be a leading company in the energy transition and to become a net-zero company by 2050, including emissions from production through to final energy consumption. During the last year we have raised our short- and medium-term ambitions. These demonstrate our commitment to produce energy with decreasing emissions over time. While delivering long-term shareholder value and competitiveness, we will reduce emissions from our oil and gas operations, scale up investments in renewable energy and aim to take a leading role in building out new low carbon value chains. We will work with our suppliers and customers, governments and civil society to develop the technologies, business models, policies and frameworks to contribute to an energy transition supporting the goals of the Paris Agreement.

Among the new or strengthened short- and medium-term ambitions announced in 2021/22 are:
- Reducing our net operated greenhouse gas emissions by 2030 with 50% compared to 2015, aiming for 90% absolute reductions
- Increasing annual gross capex[18] allocation to renewables and low carbon solutions to above 30% by 2025 and to more than 50% by 2030
- Accelerating the renewable energy installed capacity ambition of 12-16 GW from 2035 to 2030
- Reducing upstream CO_2 intensity from our own operations to ~6 kg CO_2 per barrel of oil equivalent (boe) by 2030
- Developing the capacity to store 5-10 million tonnes CO_2 per year on an equity basis by 2030 and 15-30 million tonnes CO_2 per year in 2035

- Establishing a 10% market share of hydrogen in Europe in 2035
- Allocating 40% of research and development (R&D) capital annually towards renewables and low carbon by 2025
- Reducing net carbon intensity by 20% by 2030 and by 40% by 2035

In our Energy Transition Plan we describe our role in the energy transition. The plan is expected to be launched in March 2022 and will be submitted for an advisory vote to shareholders at the Annual General Meeting (AGM) in 2022. We will update the plan every three years for an advisory AGM vote and report on progress annually.

Industry leading carbon efficiency
We aim to remain an industry leader in carbon efficiency by working towards emitting as little CO_2 as possible from each barrel of oil equivalent produced. Our ambition is to reduce the upstream CO_2 intensity of our globally operated oil and gas production to below 8 kg CO_2/barrel of oil equivalent (boe) by 2025 and to ~6 kg CO_2/boe by 2030.

Our upstream CO_2 intensity improved from 8.0 to 7.0 kg CO_2/boe. Divestment from the Bakken assets in the United States, temporary shut-down of the Peregrino field in Brazil and increased production from the Johan Sverdrup, Troll and Oseberg fields in Norway were the key drivers for this reduced upstream CO_2 intensity in 2021. Our total scope 1 and 2 GHG emissions for 2021 were 12.1 million tonnes – a decrease of 1.4 million tonnes from the previous year. The reduction can be attributed to the divestment of the Bakken assets as well as the temporary shutdown of the Hammerfest LNG plant in Norway and the Peregrino field in Brazil.



Upstream CO_2 intensity (KPI)
(kg CO_2 per boe, 100% operated basis)

Upstream: All operations from exploration to production, excluding onshore gas processing and LNG facilities.
[1] IOGP Annual Environmental Performance Indicators report; IOGP members annual survey of upstream oil and gas activities. The results are lagging by one year.

We assess carbon intensity when we shape our portfolio and implement emission reduction measures. Electrification is a key component to reach our emissions reduction ambitions and involves replacing fossil fuel-based power supply with Norwegian grid mix, or power from floating wind turbines. In 2021, we advanced several electrification initiatives:

- The revised plan for partial electrification of the Sleipner Field Centre was approved by the authorities. Emission cuts

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[18] See section 5.2 for non-GAAP measures.

of more than 150,000 tonnes of CO_2 per year are expected after planned start-up in 4Q 2022.

- Troll West electrification was sanctioned and approved by the authorities. The project entails partial electrification of Troll B and full electrification of Troll C. After its planned completion in 2026, it will cut CO_2 emissions by almost 500,000 tonnes per year, i.e. the equivalent of more than 3% of total emissions from oil and gas production in Norway. NO_x emissions will be reduced by some 1,700 tonnes per year.
- A plan for investing further in Oseberg to increase gas production and reduce emissions was submitted to the authorities in 2021. The planned total emission reduction at Oseberg field centre and Oseberg South is more than 300,000 tonnes of CO_2 per year.

Flaring
For all Equinor operated oil and gas assets, we work to systematically reduce all flaring and to eliminate routine flaring, in line with the "World Bank's Zero Routine Flaring by 2030" initiative. We do not have routine flaring in our own operations in Norway, Brazil or offshore US, and final investment decisions of all new oil fields we operate include a solution for the field's associated gas without routine flaring. We work actively in our partner-operated assets to help reduce flaring. We currently flare associated gas in the Mariner field in the UK on an intermittent basis when the early production phase associated gas volumes exceed the demand for fuel gas for power generation.

Our 2021 flaring intensity was 0.09% of hydrocarbon produced, which is significantly lower than the industry average of 0.8%.

Methane
Curbing methane emissions is a key priority for Equinor and the oil and gas industry. We continue to develop and implement technologies and procedures to identify, quantify, avoid and minimise methane emissions. We do this to support industry efforts to reduce methane emissions across the oil and gas value chain, increase the quality and transparency of reported data, and to support the development of sound methane policies and regulations. An independent study published in 2021 confirmed that methane emissions from Equinor operated fields on the Norwegian Continental Shelf are at similar or lower levels than those reported by Equinor.

Equinor's 2021 methane intensity for our upstream and midstream business was reduced to approximately 0.02%, which is down from 0.03% in previous years and around one tenth of the industry average. Equinor continues to pursue a methane intensity target of near zero by 2030.

Investing in renewables and low carbon solutions
We are developing as a global offshore wind major with renewable power production from offshore wind farms in the UK and Germany and building material clusters in the North Sea, the US East coast and in the Baltic Sea. In parallel, we are actively positioning ourselves to access emerging markets globally. Equinor is gradually growing its presence in onshore renewables in selected power markets with increasing demand for solar, wind and storage solutions as integrated parts of the energy system. Our equity-based renewables energy production was 1.6 TWh in 2021, down from 1.7 TWh in 2020. Considering our renewables and low carbon solutions project

portfolio, we evaluate our capex ambition, installed renewable capacity and ambition for CO_2 storage as being on track to reach our ambitions for this decade. See section 2.7 Renewables for more details.

Carbon Capture and Storage (CCS) and hydrogen are important enablers to deliver on the goals of the Paris Agreement. These technologies can remove CO_2 from sectors that cannot be easily decarbonised such as heavy industry, maritime transport, heating and flexible power generation. Based on experience from oil and gas value chains, Equinor is well positioned to provide low-carbon solutions and establish net zero-emission value chains.

The Northern Lights project, representing the start of commercial CCS in Europe, is on track to demonstrate that CCS is a valid decarbonisation solution for important industry sectors. An important development in 2021 was that four of our potential customers were granted financing from EU's innovation fund. This represents a major step forward, as the combined storage requirement for these four customers is over 3 million tonnes CO_2 per year.

Equinor is exploring CCS opportunities in the UK together with five other energy companies through the Northern Endurance Partnership. Together with bp we are developing the Net Zero Teesside project, a CO_2 offshore transport and storage infrastructure, and we are leading the Zero Carbon Humber project which aims to decarbonise local industrial clusters.

As part of this, Equinor and SSE Thermal are collaborating on plans to develop first-of-a-kind hydrogen and CCS projects in the Humber region in the UK. Together with ENGIE we announced the H2BE project which aims to develop production of low-carbon hydrogen from natural gas in Belgium. See section 2.6 Marketing, Midstream and Processing for more details.

Scope 3 greenhouse gas emissions
As an energy company, our scope 3 emissions are primarily related to our customers' use of energy products. To help reduce these emissions, we are working with developing low carbon solutions such as CCS and hydrogen at scale. Over time, this will help decarbonise the use of our energy products. This, combined with portfolio diversification is our most important strategic lever to address scope 3 emissions and the carbon intensity of energy we produce.

Equinor's scope 3 emissions in 2021 were 249 million tonnes CO_2e compared to 250 million tonnes CO_2e in 2020. Our net carbon intensity in 2021 was 67 g CO_2e/MJ energy produced, down from 68 g CO_2e/MJ in 2020. The net carbon intensity includes scope 1 and 2 emissions from our operated assets on a 100% basis and scope 3 emissions from our equity production. As we are cutting own emissions and adding capacity in renewables and low carbon solutions, we expect our net carbon intensity to reduce more quickly later in this decade.

Procurement of products and services represent another source of scope 3 emissions for Equinor. While the indirect emissions from our supply chain are significantly lower than the emissions from the use of our oil and gas products, they are still important and represent an opportunity for GHG reduction.

Supply chain emissions are the largest contributing factor to the total life cycle emissions for our renewable operations. Maritime operations, heavy duty transport and the production of steel and cement are considered the most material sources of scope 3 emissions in our supply chain. With greater understanding and assurance on our scope 1 and 2 emissions, we plan to apply this knowledge and experience to assess our supply chain emissions and follow up on the most material areas.

Equinor has an ambition of halving our maritime emissions in Norway by 2030 and halving our global maritime emissions by 2050. We are working to reduce our own consumption of fossil-based maritime fuels and to stimulate systemic change through development of low-emission maritime solutions. Equinor has extensive maritime activity around the world, including around 175 vessels on contract with the company at any time. As a supplier of fuel to the maritime sector, Equinor's ambition is to increase our production and use of low-carbon, and zero-emission fuels. Equinor has been a pioneer in using liquefied natural gas (LNG) as a fuel and in 2021 we introduced large-scale use of liquefied petroleum gas (LPG) as a fuel. A new hybrid battery system has been introduced for 19 supply vessels on contract with Equinor on the Norwegian Continental Shelf and the next generation of dual-fuel vessels is being introduced to the fleet. In collaboration with the maritime industry, we have also started developing the world's first supply vessel to run on zero-emission ammonia.

Carbon offsets and nature-based solutions
In the longer term, we see negative emissions solutions as making an important contribution to the climate challenge. Offsets and removals will however play a minimal role in achieving our operated emissions reductions. We have so far only purchased offsets related to our business travel. We plan to use only credits verified according to high standards and to disclose information about the type of offsets employed. To ensure quality in the credits we will use, we have established a set of corporate criteria and principles based on the Oxford Principles for Net Zero Aligned Carbon Offsetting

Stress-testing our management approach to climate risk
Equinor's business needs to be resilient in a world of significant uncertainty and disruption, where climate related risks are integral to prudent risk management. We responsively work to navigate these risks so that we have the financial robustness to reach our ambitions. Our company strategy is developed to address the challenges, opportunities and urgency associated with the energy transition, whilst recognising the many risk factors outside our control.

Climate-related risks to Equinor include market effects from changing demand for oil, gas and renewable energy, potential stricter climate policies, laws and regulations, technology changes supporting the further development and use of renewable energy and low-carbon technologies, as well as physical effects of climate change and reputational effects. A summary of our climate-related risk factors is provided in section 2.13 Risk review. We continue to report on climate-related upside and downside risks in line with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

For portfolio and decision analysis, our base assumptions include a carbon cost for all assets and projects. In countries where no such cost exists, we use a generic cost which has been substantially increased in 2021. We use a default minimum at 58 USD per tonne (real 2021), that increases to 100 USD per tonne by 2030 and stays flat thereafter. In countries with higher carbon costs, we use the country specific cost expectations. This carbon cost is included in investment decisions and is part of break-even calculations when testing for profitability robustness.

Since 2016 we have been testing the resilience of our portfolio against the scenarios from the IEAs World Energy Outlook (WEO) report. WEO scenarios change from year to year and in the 2021 WEO report they were: Net Zero Emissions by 2050 Scenario (NZE), Stated Policies Scenario (STEPS), Announced Pledges Scenario (APS), and the Sustainable Development Scenario (SDS). We test our portfolio by applying the price assumptions in each of these scenarios and compare the impact on NPV using our internal planning assumptions. Exploration activities are not included due to the uncertainties related to potential discoveries and development solutions. The net present value effects are varying from -9% in SDS, to -30% and -34% for STEPS and NZE, respectively. Further details about the portfolio sensitivity test are available in our 2021 Sustainability Report, which also includes a reference index to the TCFD framework.

As noted in section 2.13 Risk Review under Risk Factors—Risks related to our business, strategy and operations—Oil and natural gas price, a significant or prolonged period of low oil and natural gas prices or other indicators will lead to impairment assessments of the group's oil and natural gas assets. See also note 3 Consequences of initiatives to limit climate change to the Consolidated financial statements for a discussion of key sources of uncertainty with respect to management's estimates and assumptions that affect Equinor's reported amounts of assets, liabilities, income and expenses and note 11 Property, plants and equipment to the Consolidated financial statements for a discussion of price assumptions and sensitivities affecting the impairment analysis.

Environment

Globally, there is an increasing expectation for urgent actions to address the twin threats of climate change and nature loss. Equinor is a large operator of offshore oil and gas facilities and increasingly offshore wind power provider. Management of our activities and potential impacts on the marine environment is very important. Our potential material impacts are related to discharges and accidental spills to sea, emissions to air, and use of areas.

We aim to systematically manage environmental aspects as an integrated part of our governance, risk and performance framework. The precautionary approach and mitigation hierarchy are central to implementing measures to avoid, reduce or mitigate adverse direct impacts and to enhance positive outcomes. We seek to continuously improve our environmental management system and performance. Our management approach includes environmental risk and impact assessments, as well as stakeholder engagement in planning phases before construction or operation activities take place. It also includes environmental baseline studies, surveys, monitoring programmes, and collaborative research projects to build knowledge and develop tools.

Equinor supports the global ambition of reversing nature loss by 2030 and is ready to play its part. In 2021 we announced our biodiversity position, identifying five areas to focus our actions on. These include establishing voluntary exclusion zones, developing a net-positive approach, increasing knowledge and access to biodiversity data, investing in nature-based solutions, and advocating for ambitious biodiversity policy.

During 2021, we did not operate in UNESCO World Heritage sites or within sites in the International Union of Conservation of Nature (IUCN) category 1a ("Strict nature reserve") or category 1b ("Wilderness area"). There were 19 cases where we had operations inside or adjacent to (< 1km) protected areas within any IUCN category.

The number of accidental spills of oil and other liquids was reduced by 14% from 2020 to 2021 to 218 incidents. None of these was a serious accidental spill. Our freshwater withdrawal remained at 8 million m^3.

SO_x emissions in 2021 ended at 0.9 thousand tonnes, down from 1.3 thousand tonnes in 2020. This reduction is largely due to the temporary shut-down of the Peregrino field throughout 2021. SO_x emissions were also reduced due to improved process regularity at the Mongstad and Kalundborg refineries, and reduced usage of diesel due to no drilling and fracking activity in our US onshore assets. NO_x emissions were reduced to 34 thousand tonnes in 2021 from 36 thousand tonnes in 2020, mainly due to less drilling and well activities in 2021 and the divestment from the Bakken asset. The volume of oil discharged with water to sea was reduced to 1.1 thousand tonnes in 2021 compared to 1.3 thousand tonnes in 2020. The main driver for this change was the substitution of corrosion inhibitors at our Statfjord platforms leading to better conditions for process water cleaning.

For most waste categories, we have seen a significant drop in 2021 compared to 2020. This is mainly due to changes in activity level and types, especially lower drilling and well activities and decreased volumes of process water transported from Troll to Mongstad. An increase of 14% in the non-hazardous waste quantity to 33 thousand tonnes in 2021 is mainly due to large quantities of sand blasting waste from tank maintenance at Mongstad, waste from the fire training field at Kollsnes and waste related to the activities following the fire at the Hammerfest LNG plant in 2020.

Health, safety and security

Safety

In a world fighting a pandemic, the running of safe operations and provision of energy, with as low major accident risk as possible, has remained Equinor's priority. Our vision is zero harm, which is supported by one of our three strategic pillars, "Always Safe". The safety and security of our people, and integrity of our operations, is our top priority. We believe that all accidents related to people, environment and assets can be prevented.

As a response to two serious process incidents at our onshore plants last year, we have developed a new framework for major accident prevention. This is built on three pillars: "Leadership culture and organisational frame conditions", "Safe practices and design" and "Safety barriers". The global implementation of this framework remains a priority for 2021 and beyond.

Our "I am safety roadmap 2025" sets our ambition for safety performance. It outlines prioritised activities within four categories across the company: safety visibility, leadership and behaviour; learning and follow up, and safety indicators. We are stepping up the work to consistently improve our safety performance and work continuously to develop a proactive safety culture, where safe and secure operations are incorporated into everything we do. Two important initiatives to achieve this were implemented in 2021. These include the strengthening of "human and organisational performance (HOP)" and the implementation of digital "observation cards" to facilitate more engagement and improved safety behaviour across the workforce. HOP is now implemented in leadership training to provide a better understanding of how people, technology, organisations and processes interact as a system, and how these conditions can influence human errors.

In 2021 we experienced no major accidents although one incident with major accident potential was recorded when H_2S and LPG (Liquified Petroleum Gas) leaked at the Mongstad refinery in Norway. Equinor experienced a tragic fatality at one of our chartered tankers when a cadet was found dead in the harbour basin after the ship had left the port near Houston. The US Coast Guard, local police and independent investigators carried out an investigation that concluded that the person had inadvertently fallen overboard. The investigation found no evidence of any criminal action.



Our total Serious Incident Frequency (SIF), which includes near misses, ended at 0.4 incidents per million work hours in 2021. This is at our target and an improvement compared to last year. After closure of investigations, we adjusted our number of incidents with major accident potential in 2020 from 0 to 2.

Health and working environment

Equinor's efforts related to health and working environment during 2021 have been impacted by the Covid-19 pandemic in several areas. The medical risk of infection resulted in a focus on measures including hygiene and social distancing. We worked proactively to address the mental health impact of working from home. Where we were permitted to do so, offices were re-opened with safety measures in place so that those who needed or wanted to return, could do so safely. Medical resources with competence on ergonomics and psychosocial risk have been allocated to support leaders and teams managing risks related to working from home. The total sick leave increased from 4.2% in 2020 to 4.6% in 2021.

Personal injuries measured by total recordable injury frequency per million hours worked (TRIF) has developed negatively from 2.3 in in 2020 to 2.4 in 2021. This is higher than for our peers and industry benchmarking.

Security

Over the course of 2021, the security threat picture has also evolved, as have the security risks. Threat actors have tried to exploit the practice of working from home and cyber-crime has increased. Through holistic security risk management, which includes physical, cyber and personnel security, we seek to secure continuous safeguarding of Equinor's people, assets, and operations. For more information about security risks, see section 2.13 Risk review.

Emergency preparedness and response, and business continuity

To ensure that we are prepared, we work to have appropriate emergency response capabilities in place to limit the consequences of incidents, should they occur. Our oil spill response capabilities are in line with best international practice and leverage expertise and resources made available through our membership of local and international oil spill response organisations.

Human rights

Understanding and managing our risks of adverse human rights impacts related to our activities remains at the core of our human rights commitment. This is consistent with the United Nations Guiding Principles on Business and Human Rights (UNGPs), the ten principles of the Global Compact and the Voluntary Principles on Security and Human Rights. We recognise that our activities can cause, contribute, or be linked to negative human rights and other social impacts especially in jurisdictions with weak regulatory frameworks. Thus, we aim to promote good practice and share learnings with partners. In 2021, the Covid-19 pandemic continued to exacerbate risks in some areas of our operations. In parallel, governments and society are sharpening their focus towards human rights performance.

Equinor's human rights policy applies to all our activities. When we identify human rights risks and adverse impacts, Equinor works to prevent, mitigate or remediate as relevant to each situation. We make efforts to build and use leverage towards our suppliers or partners including through senior level engagement, capacity building opportunities and access to third party expertise.

As part of environmental and social impact assessments for new operated assets, potential human rights risks and impacts are identified. In addition, we undertake human rights assessments and due diligence for certain assets on a risk basis. We set requirements for all suppliers regarding general human rights expectations. We also include human rights clauses in significant agreements and contracts and follow up selected suppliers on their performance through verifications and follow-up findings.

We have developed a performance framework built around four pillars: leadership and governance, risk management, partner and supplier maturity, and management of salient issues. A set of internal monitoring indicators will be implemented as a first step under this framework.

Following the adoption of our supply chain due diligence priorities, we saw an increase in engagement with prioritised first-tier suppliers. Through risk mapping and assessment of red flags within value and supply chains of seven suppliers, risks and impacts are being addressed jointly.

In 2021, we have assessed conditions for workers involved in specific construction projects in Malaysia, China and Singapore. Moreover, indicators of forced labour (as defined by the International Labour Organisation) have been identified in seven contracts or projects we are linked to, most typically in relation to payment of recruitment fees, retention of identity documents, restriction of movement, excessive overtime and substandard living conditions. Compensation towards undue payment such as recruitment fees has been confirmed to 6,203 workers in our value and supply chains. In 2021, Equinor conducted 30 human rights verifications of suppliers covering 10 countries.

During our early-stage portfolio development of solar energy in 2021 we noted several reports and concerns about potential forced labour in the solar supply chain. In an effort to address this risk, we have proactively engaged with peers, partners, suppliers and industry associations such as the Solar Energy Industry Association (SEIA) to increase the visibility in our supply chains, while supplier risk assessments have been conducted by third party experts.

Socio-economic impact

Contributing positively to societies and communities where we operate has always been important for Equinor and will continue to be so during the energy transition. Through our core business and supply chain, as well as broader social engagement, we primarily create economic value and opportunities for society and communities through:

- Providing reliable energy in a sustainable way
- Providing significant revenues for countries through the taxes we pay
- Creating jobs, developing staff, and promoting diversity and inclusion in our workforce and beyond
- Generating economic opportunities across our value chain through sourcing of goods and services
- Driving innovation, research and development of new technologies to improve society

In 2021, we published, for the first time, our Tax Contribution Report. This provides a breakdown of tax contributions paid by Equinor ASA and subsidiaries in 2020. Tax earnings from Equinor, a significant tax contributor, provide governments and authorities with the opportunity to increase welfare and strengthen their societies. The report discloses Equinor's approach to tax and tax strategy, compliance and governance and provides information about the corporate income tax Equinor paid in countries and locations where we create value across all our businesses. The full report can be found on our webpage.

We generate important socio-economic impacts through working with suppliers. In 2021, supplier spend totalled over USD 16 billion. As an example, the signing of four new contracts with Aibel this year worth around USD 600 million will create around 3,500 person years employment ensuring job opportunities for several years in the local Norwegian communities of Haugesund, Harstad, Asker, and Stavanger.

Thriving local supply chains are important for regional economic development and for Equinor, as we invest in long-term infrastructure that will be operational for decades. An illustrative case is the 'Bridge' project that Equinor launched in Brazil that is intended to build capacity and create opportunities for local start-ups, and small and medium sized enterprises. We have also continued our support for educational programmes, for example the agreement signed in 2021 with the department of Chemical and Mining Engineering at the University of Dar Es Salaam in Tanzania,

Read more about socio-economic impact in the context of how we develop our people, involve them in the development of the company and embrace diversity and drive inclusion in section 2.15 Our people.

Integrity and transparency

An ethical business culture is the cornerstone of a sustainable company. As a global company, Equinor is present in parts of the world where corruption is a high risk. With a strategic focus on increased investments in new energy markets, we have continued our work on ethics and compliance throughout 2021. Our commitment to conduct business in an ethical, socially responsible and transparent manner has remained unchanged during the Covid-19 pandemic.

The Code of Conduct sets out our commitment and requirements for how we do business at Equinor. It applies to our employees, board members and hired personnel. We train our employees on how to apply the Code of Conduct in their daily work and require all employees to confirm annually that they understand and will comply with it. We expect our suppliers to act in a way that is consistent with our Code of Conduct and

engage with them to help them understand our ethical requirements and how we do business.

Our Code of Conduct explicitly prohibits engaging in bribery and corruption in any form. Equinor's Anti-Corruption Compliance Program summarises the standards, requirements and procedures implemented to comply with applicable laws and regulations and maintaining our high ethical standards. The Program lays down the foundation for ensuring that anti-bribery and corruption risks are identified, concerns are reported, and measures are taken to mitigate risk throughout the organisation.

Equinor's Code of Conduct also addresses the requirement to comply with applicable competition and antitrust laws. Our Competition and Antitrust Program consists of governing documents and manuals, training of employees in high-risk positions as well as risk assessments and assurance activities.

The Code of Conduct imposes a duty to report possible violations of the Code or other unethical conduct. We require leaders to take their control responsibilities seriously to prevent, detect and respond to ethical issues. Employees are encouraged to discuss concerns with their leader or the leader's superior or use available internal channels to provide support. Concerns may also be reported through our Ethics Helpline which allows for anonymous reporting and is open to employees, business partners and the general public. Equinor has a strict non-retaliation policy.

We believe that through disclosure of payments to governments we promote accountability and build trust in the societies where we operate. Since 2014, we have reported our payments to governments on a country-by-country, project-by-project and legal entities basis. This reporting represents a core element of transparent corporate tax disclosure. The "Tax Contribution Report" provides further insight into our approach to tax, including use of controversial tax jurisdictions, incentives and transfer pricing, and explaining why and where we pay the taxes we pay.

We have long standing relationships with the UN Global Compact, the World Economic Forum's Partnering Against Corruption Initiative (PACI) and Transparency International (TI). Equinor, as a long-standing supporter of the Extractive Industries Transparency Initiative (EITI), has throughout 2021 continued its active participation in the EITI multi-stakeholder process with the clear objective of strengthening revenue transparency and good governance in the sector.

Other relevant reports
More information about Equinor's policies and approach taken to manage safety, security and sustainability performance is available in Equinor's 2021 Sustainability Report.

2.15
Our people



Hywind Scotland floating offshore wind farm - Stine Myhre Selås.

Equal opportunities

Our focus on diversity and inclusion

We are a values-driven company - open, collaborative, courageous and caring. Embracing diversity and driving inclusion is fundamental to us. As outlined in our code of conduct, we do not tolerate any discrimination or harassment of colleagues, or others affected by our operations, and everyone will be treated with fairness, respect and dignity. We focus on diversity and inclusion (D&I) because we believe that leveraging our diverse workforce and creating a safe and inclusive work environment will enable us to deliver on our strategy – taking a leading role in the energy transition.

We believe diversity is about what makes us who we are – what shapes our thoughts and perspectives. As a company we have focused on increasing gender balance for many years, including representation in leadership, development opportunities and through supporting girls and women in science, technology, engineering, and mathematics (STEM) education through our sponsorship programs, and early talent recruitment. Since 2019 we have focused on increasing awareness of diversity beyond gender, and have set an ambition that all teams in Equinor be diverse and inclusive by 2025. This ambition is set on a global corporate level.

We built our ambition on research that says diverse and inclusive teams are more innovative and perform better. That is why we focus on bringing together people with different backgrounds, experiences and competencies to share ideas and challenge groupthink. These teams will only be successful if everyone feels safe, included and supported at work. As a tool

to help drive our D&I ambition, we use metrics that look at the diversity dimensions of gender, age, nationality and experience. We believe diversity is broader than these dimensions, and work to increase awareness, understanding and support for diversity on a broader level. We aim to work more systematically to remove any barriers and strengthen inclusion for colleagues who identify as a minority group in terms of disability, ethnicity, LGBTQ+, religion and caring responsibilities. We measure inclusion through our annual people survey, while protecting the anonymity of our employees on these sensitive topics.

The D&I roadmap is owned by Corporate People & Organisation (HR), however deliverables are implemented through broader HR and cross-functional collaboration with Health and Working Environment and Safety. The Corporate Executive Committee provides strategic direction for D&I, and the Board of Directors ensures that our duty to engage in equality work is met. Progress updates are provided through formal channels and meetings.

We involve union representatives and safety delegates as part of our processes, both through selective projects and the formal structures of central union representative meetings. In 2021, we revised the local tariff agreement on equality, equity and diversity for Equinor ASA. The agreement (likestillingsavtale) between the company and union Industri Energie applies to all employees in Equinor ASA and states that we as an employer work to ensure all employees are treated equally regarding recruitment, pay and working conditions, training, career paths and professional development.

Building diverse and inclusive teams

Diverse and inclusive teams are built on processes and structures that support equal opportunities. In 2021, we adjusted our operating model to further expand the use of competence centres. This has increased our organisational flexibility and will help build diverse teams and facilitate collaboration. Our internal job market offers transparency of available opportunities.

Recruitment plays a vital part in our D&I strategy as it provides the opportunity to increase our workforce diversity. We have a 50:50 global ambition for gender and nationality (Norwegian and non-Norwegian) for our early talent programs. In Brazil we align with local legal requirements of hiring people with disability. In this regard, we have identified the need to review our recruitment process to determine accessibility for candidates. Initially our focus will be to review the digital recruitment process in Brazil and Norway. Consideration of broader and global actions will follow.

In 2021, we continued to focus our talent attraction to be broader in terms of where and how we find talent and reviewing our compensation and benefits. We believe this will increase the diversity of our potential candidates, both globally and in Norway. We have reviewed some of our earlier actions to determine if they have been successful in attracting diverse candidates in terms of gender and nationality. Actions included

revised job description and the expectations listed and supporting hiring managers to limit impact of unconscious bias in recruitment process. We will explore further improvement opportunities in 2022.

We believe that building a fit-for-future workforce, driving a strong performance development culture, and empowering our people to perform at their best, is important to driving D&I. We emphasize the importance of everyone driving their own growth and development in the company, underpinning our focus on equal opportunities for all. We believe our feedback culture supports a safe, supportive, and inclusive environment. In 2021, we saw a slight decrease in number of people asking for and people giving feedback and we will work to identify actions to strengthen our feedback culture further.

Gender

Equinor has worked systematically to increase women in leadership positions over several years. In 2021, our CEO appointed a gender balanced Corporate Executive Committee. The leadership level reporting into the CEC also represents 49% female leaders. Embedding D&I in our key people processes, including talent and succession reviews, leadership assessments, leadership development courses and top-tier leadership deployment has contributed to the senior leadership gender balance in Equinor.

Permanent employees and percentage of women in the Equinor group

as of 31 December 2021

Geographical region	Number of employees			Women		
	2021	2020	2019	2021	2020	2019
Norway	18,237	18,238	18,128	31%	31%	31%
Rest of Europe	1,427	1,381	1,359	24%	23%	23%
Africa	63	73	73	37%	37%	36%
Asia	80	68	70	41%	44%	49%
North America	667	882	1,199	33%	33%	31%
South America	652	603	583	31%	31%	30%
Total	21,126	21,245	21,412	31%	31%	30%
Non-OECD	869	821	823	33%	33%	32%

In line with revised guidelines in gender pay reporting, Equinor has published the earnings ratio between males and females for both total compensation and for base pay for Norway, Brazil, UK and USA. The gender pay gap reported for total compensation is larger than that of base pay. Our analysis shows that a key driver for this difference is the higher representation of males in skilled offshore and other operational positions. These roles are typically compensated with a range of additional elements beyond base salary, such as offshore allowances or shift allowances, as well as overtime payments. The gender imbalance in these roles compared to non-operational onshore roles result in a wider pay gap for total compensation than with base salary.

A full table showing the breakdown of earning ratios in all major Equinor locations by Equinor´s job structure can be found in the Equinor data hub. In line with our principles on pay equity, Equinor will continue to develop our understanding of the

underlying causes of potential gender imbalances in all our compensation items. We will seek to identify opportunities where we can proactively address gaps, whilst also being conscious of structural differences which may be beyond our ability to address.

To show our commitment to equal and inclusive workplaces, Equinor participates in Gender Equality Indexes that aim to give more visibility into reporting. This includes the Nordic SHE Index where Equinor was ranked number one out of 92 participating companies in Norway, receiving the SHE Index award in March 2021 for our progress towards gender equality. We commit to disclosing our efforts to support gender equality as we believe increased transparency in this work will have an impact on increasing gender balance both within our industry and in business more broadly.

Creating a safe and inclusive workplace for all

We want to be a great place to work for all. To achieve this, we need everyone to feel that they belong, can be safe to be themselves at work, and can speak up. We have set clear expectations for leaders to drive an inclusive culture, and to seek out diversity when building teams. In 2021, the CEO sharpened the leadership expectations to match the key drivers for the energy transition. Emphasis was placed on inclusion and our leaders' abilities to build trust and create an environment where everyone can bring their whole self to work and have their voices heard and respected. These expectations are integrated in all our leadership development programs and tools.

In 2021, we increased awareness around mental health and communicated support and benefits available. Through our annual people survey and other feedback mechanisms, we have identified the need for further support. Plans to support mental health and wellbeing include allocating funds to welfare activities in all the countries we operate, and mental health support from external expertise through webinars and podcasts to employees and leaders. Additionally, all employees will receive a lump sum equivalent to 1,000 USD to spend on activities of their choice, to support their wellbeing.

We have identified that using Teams to collaborate across the organisation has increased inclusion of our colleagues with vision- and hearing impairments. In 2021, we identified risks and barriers related to office technology and building accessibility in Norway. As a response, we have started upgrading the technology systems in our offices, and improved office accessibility in terms of noise reduction measures in our canteens. Accessibility improvements will continue to be a focus in 2022 as we plan to do further analysis to determine actions and priorities.

Employee resource groups (ERGs) play an important role in increasing understanding and knowledge about diversity and creating inclusion and engagement. Home office requirement across our offices and locations have had an impact on their actions and engagement. In 2021, further support was offered to the ERGs by promoting and supporting various initiatives, and the set-up of additional ERGs including Black in Equinor in Brazil, incluzive in UK, and Mental Health in Norway. Having analyzed our impact, we have identified that these measures have not been sufficient and further actions in 2022 focus on senior sponsorship and HR support to strengthen activity and engagement. Our ERGs are run through groups in Norway, Brazil, US and UK, but are inclusive and welcoming of employee in all our locations.

Flexibility

In line with local Covid-19 restrictions and guidelines, we introduced a flexible work strategy to support combining work from the office with work done outside the office in a virtual way. In close collaboration with union representatives, we established corporate principles for flexible work agreements, which will guide our future efforts for teams that can safely and securely perform their tasks outside an Equinor office or asset. We believe flexibility will support employees with caring responsibilities and other personal commitments that require flexibility to ensure work-life balance, and continue to work to determine how best to apply these principles.

In Equinor ASA most of our employees work on a full-time basis, and we do not have employees who work involuntary part-time. The 2.4% of employees who work part time, do so on a voluntary basis. This group represents mostly women. We will continue to monitor the number of part time workers and the gender balance to determine if further analysis is required to understand if Equinor can better support employees who currently work part-time but wish to work full time

Number of employees, voluntary part time employees and temporary employees 2021

	Female	Male
as of 31 December 2021		
Number of employees	5,690	12,527
Voluntary part time employees (in %)	5.5 %	1.0 %
active in 2021		
Temporary employees		
Summer internship	57	89
Apprentices	148	385
Other temporary employees	10	24

We offer 16 weeks paid parental leave for all Equinor employees who become parents. In Equinor ASA, we report on the average number of weeks employees took in relation to the Norwegian Statutory parental leave. According to Norwegian Statutory parental leave, mothers have a quota of 18 weeks and fathers have 15 weeks with 100% pay. An additional 16 weeks may be

split between mothers and fathers at 100% pay. Parents in same-sex couples have the same rights. On average men took less leave than the 15 weeks they are entitled to. This may reflect that the leave may be spread beyond the first 12 months, and we have identified the opportunity to do further analysis to understand the data.

Norwegian statutory parental leave, Equinor ASA 2021

	Number of employees	Average weeks	Median number of weeks
Female	293	29	32
Male	546	12	15

The numbers above include both statutory paid and employee requested unpaid parental leave.

Our people performance data relate to permanent employees in our direct employment. Equinor defines consultants as contracted personnel that are mainly based in our offices. Hired and contractor personnel, defined as third party service providers to onshore and offshore operations, are not included in the table. These were roughly estimated to be 40,800 in 2021. The information about people policies applies to Equinor ASA and its subsidiaries.

Total workforce by region, employment type and new hires in the Equinor group in 2021
as of 31 December 2021

Geographical region	Permanent employees	Consultants	Total workforce[1]	Consultants (%)	Part time (%)	New hires
Norway	**18,237**	1,261	19,498	6%	2.4%	580
Rest of Europe	**1,427**	65	1,492	4%	1.5%	167
Africa	**63**	4	67	6%	0.0%	3
Asia	**80**	19	99	19%	0.0%	19
North America	**667**	62	729	9%	0.0%	38
South America	**652**	39	691	6%	0.2%	79
Total	**21,126**	1,450	22,576	6%	2.2%	886
Non-OECD	**869**	62	931	7%	0.1%	102

1) Contractor personnel, defined as third-party service providers who work at our onshore and offshore operations, are not included. These were roughly estimated to be 40,800 in 2021.

Employee relations

In Equinor we continuously involve our people in the development of the company. This includes internal cross-functional collaboration and liaising with union representatives, and safety delegates according to local law, regulation, and practice. In 2021, this was vital in the work related to the new operating model and corporate flexible work strategy and principles. Cooperation and dialogue with trade unions and employee representatives has also been a prerequisite for all changes we make related to our physical workplace. We respect employees' rights to organize and their opportunity to bring forward their opinions, and we have the same clear expectation of our suppliers and partners. Data on union membership figures is available in our sustainability performance data at Equinor.com.

Measuring our progress

Our work with D&I is broad in scope. Measuring progress towards our D&I ambition, that all teams will be diverse and inclusive by 2025, requires both formal and in-formal data collection methods. We have identified improvement opportunities in how we report on metrics globally, which has been highlighted in our prioritized actions for 2022.

In 2021, we continued to measure progress on our D&I ambition with the Corporate D&I KPI. The KPI was implemented in 2019 and is made up by two indexes. The diversity index monitors each business area's progression on team diversity in terms of gender, age, nationality and experience.

The inclusion index is measured in our annual people survey and measures employees' perception of inclusion in their teams. The diversity index shows a slow but steady increase over the year with 2021 figure being 39 (baseline 2018 was 33, with 2025 ambition of 55). Our inclusion index has increased over the years, however in 2021 the figure dropped one point to 77 (baseline 2018 was 76, ambition 80). The D&I KPI has been a valuable tool since it was implemented, however our revised operating model requires us to reconsider our D&I metrics going forward. We have also identified the need to improve the way we measure and report actions and initiatives that go beyond diversity metrics – including engagement around D&I, activities by ERGs, and engagement on internal communication channels. In 2022, we aim to formalise these metrics further.

Plans and priorities for 2022 and beyond

We continually review our D&I scope, priorities and reporting requirements, working towards our D&I ambition. One of our priorities for 2022 is to gain better overview of all our initiatives and metrics to determine our progress on a country level. This includes gaining better understanding of country reporting requirements according to local legislative framework in our largest locations of Norway, UK, USA and Brazil.

We will also complete a risk assessment to examine discrimination risks and diversity barriers to prioritise actions for 2022 and beyond. This project will be led by People & Organisation in collaboration with legal and union representatives. A few concrete activities have been prioritised for 2022 and will be part of the risk assessment. These include

the following deliverables that are both on global and Norwegian level:
1) Review and revise current D&I metrics to better report on our progress and legal requirements.
2) Analyze current state to ensure equity in key people processes, including recruitment, and further identify actions to increase accessibility for our colleagues.
3) Strengthen and build a more inclusive culture by increasing awareness of diversity beyond gender – with particular focus on activities related to disability, mental health and ethnicity.



Hammerfest LNG plant, Melkøya

Governance

3.0
Board statement on corporate governance

Equinor's board of directors adheres to good corporate governance standards and will ensure that Equinor either complies with the Norwegian Code of Practice for Corporate Governance (the Code of Practice) or explains possible deviations from the Code of Practice. The Code of Practice can be found at www.nues.no.

The Code of Practice covers 15 topics, and this board statement covers each of these topics and describes Equinor's adherence to the Code of Practice. The statement describes the foundation and principles for Equinor's corporate governance structure. More detailed information can be found on our website, in this Annual report and in our Sustainability report.

The information concerning corporate governance required to be disclosed according to the Norwegian Accounting Act Section 3-3b is included in this statement as follows:

1. "A statement of the recommendations and regulations concerning corporate governance that the enterprise is subject to or otherwise chooses to comply with": Described in this introduction as well as in section 3.1 Implementation and reporting.
2. "Information on where the recommendations and regulations mentioned in no 1 are available to the public": Described in this introduction.
3. "Reasons for any non-conformance with recommendations and regulations mentioned in no 1": There are two deviations from the Code of Practice' recommendations, one in section 3.6 General meeting of shareholders and the other in section 3.14 Take-overs. The reasons for these deviations are described under the respective sections of this statement.
4. "A description of the main elements in the enterprise's, and for entities that prepare Consolidated financial statements, also the Group's (if relevant) internal control and risk management systems linked to the financial reporting process": Described in section 3.10 Risk management and internal control.
5. "Articles of Association which entirely or partly expand or depart from provisions of Chapter 5 of the Public Limited Liability Companies Act": Described in section 3.6 General meeting of shareholders.
6. "The composition of the board of directors, the corporate assembly, the Committee of Shareholders' Representatives and the Control Committee and any working committees related to these bodies, as well as a description of the main instructions and guidelines that apply to the work of the bodies and any committees": Described in section 3.8 Corporate assembly, board of directors and management and section 3.9 The work of the board of directors.
7. "Articles of Association governing the appointment and replacement of directors": Described in section 3.8 Corporate assembly, board of directors and management under the sub-heading Board of directors.
8. "Articles of Association and authorisations empowering the board of directors to decide that the enterprise is to buy-back or issue its own shares or equity certificates": Described in section 3.3 Equity and dividends

Nomination, elections and reporting in Equinor ASA


General meeting
Nomination committee
External auditor
Corporate assembly
Board of directors
Internal auditor
Audit committee
Safety, sustainability and ethics committee
Compensation and executive development committee
Chief ethics and compliance officer
President and CEO
Election
Nomination
Reporting

3.1 Implementation and reporting

Introduction

Equinor ASA is a Norwegian-registered public limited liability company with its primary listing on Oslo Børs, and the foundation for the Equinor group's governance structure is Norwegian law. American Depositary Receipts (ADR) representing ordinary shares are also listed on the New York Stock Exchange (NYSE), and we are subject to the listing requirements of NYSE and the applicable reporting requirements of the US Securities and Exchange Commission (SEC rules).

The board of directors focuses on maintaining a high standard of corporate governance in line with Norwegian and international standards of best practice. Good corporate governance is a prerequisite for a sound and sustainable company, and our corporate governance is based on openness and equal treatment of shareholders. Governing structures and controls help to ensure that we run our business in a justifiable and profitable manner for the benefit of employees, shareholders, partners, customers and society.

The work of the board of directors is based on the existence of a clearly defined division of roles and responsibilities between the shareholders, the board of directors and the company's management.

The following principles underline Equinor's approach to corporate governance:
- All shareholders will be treated equally.
- Equinor will ensure that all shareholders have access to up-to-date, reliable and relevant information about its activities.
- Equinor will have a board of directors that is independent (as defined by Norwegian standards) of the group's management. The board focuses on preventing conflicts of interest between shareholders, the board of directors and the company's management.
- The board of directors will base its work on the principles for good corporate governance.

Corporate governance in Equinor is subject to regular review and discussion by the board of directors and the text of this chapter three has also been considered at a board meeting.

The governance and management system is further elaborated on our website at www.equinor.com/cg where shareholders and stakeholders can explore any topic of interest in more detail.

Articles of association

Equinor's current articles of association were adopted at the annual general meeting of shareholders on 14 May 2020.

Summary of Equinor's articles of association:

Name of the company
The registered name is Equinor ASA. Equinor is a Norwegian public limited company.

Registered office
Equinor's registered office is in Stavanger, Norway, registered with the Norwegian Register of Business Enterprises under number 923 609 016.

Objective of the company
The objective of Equinor is, either by itself or through participation in or together with other companies, to engage in the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy, as well as other business.

Share capital
Equinor's share capital is NOK 8,144,219,267.50 divided into 3,257,687,707 ordinary shares.

Nominal value of shares
The nominal value of each ordinary share is NOK 2.50.

Board of directors
Equinor's articles of association provide that the board of directors shall consist of 9 - 11 directors. The board, including the chair and the deputy chair, shall be elected by the corporate assembly for a period of up to two years.

Corporate assembly
Equinor has a corporate assembly comprising 18 members who are normally elected for a term of two years. The general meeting elects 12 members with four deputy members, and six members with deputy members are elected by and among the employees.

General meetings of shareholders
Equinor's annual general meeting is held no later than 30 June each year. The annual general meeting shall address and decide adoption of the annual report and accounts, including the distribution of any dividend and any other matters required by law or the articles of association.

Documents related to the general meetings do not need to be sent to all shareholders if they are accessible on Equinor's website. A shareholder may request that such documents be sent to him/her.

Shareholders may vote in writing, including through electronic communication, during a specified period before the general meeting. Equinor's board of directors adopted guidelines for advance voting in March 2012, and these guidelines are described in the notices of the annual general meetings.

Marketing of petroleum on behalf of the Norwegian State
Equinor's articles of association provide that Equinor is responsible for marketing and selling petroleum produced under the State's direct financial interest's (SDFI) shares in production licences on the Norwegian continental shelf as well as petroleum received by the Norwegian State paid as royalty together with its own production. Equinor's general meeting adopted an instruction in respect of such marketing on 25 May 2001, as most recently amended by authorisation of the annual general meeting on 15 May 2018.

Nomination committee
The tasks of the nomination committee are to present a recommendation to:
- The general meeting regarding the election of shareholder-elected members and deputy members of the corporate assembly.
- The general meeting regarding the election of members of the nomination committee.
- The general meeting for the remuneration of members of the corporate assembly and the nomination committee.
- The corporate assembly regarding the election of shareholder-elected members to the board of directors.
- The corporate assembly for the remuneration for members of the board of directors.
- The corporate assembly for election of the chair and the deputy chair of the corporate assembly.

The general meeting may adopt instructions for the nomination committee.

The articles of association are available at www.equinor.com/articlesofassociation.

Compliance with NYSE listing rules
Equinor's primary listing is on the Oslo Børs, and its ADRs are listed on the NYSE. In addition, Equinor is a foreign private issuer subject to the reporting requirements of the SEC rules.

ADRs represent the company's ordinary shares listed on the NYSE. While Equinor's corporate governance practices follow the requirements of Norwegian law, Equinor is also subject to the NYSE's listing rules.

As a foreign private issuer, Equinor is exempted from most of the NYSE corporate governance standards that domestic US companies must comply with. However, Equinor is required to disclose any significant ways in which its corporate governance practices differ from those applicable to domestic US companies under the NYSE rules. A statement of differences is set out below:

Corporate governance guidelines
The NYSE rules require domestic US companies to adopt and disclose corporate governance guidelines. Equinor's corporate governance principles are developed by the management and the board of directors, in accordance with the Code of Practice and applicable law. Oversight of the board of directors and management is exercised by the corporate assembly.

Director independence
The NYSE rules require domestic US companies to have a majority of "independent directors". The NYSE definition of an "independent director" sets out five specific tests of independence and requires an affirmative determination by the board of directors that the director has no material relationship with the company.

Pursuant to Norwegian company law, Equinor's board of directors consists of members elected by shareholders and employees. Equinor's board of directors has determined that, in its judgment, all shareholder-elected directors are independent. In making its determinations of independence, the board focuses

inter alia on there not being any conflicts of interest between shareholders, the board of directors and the company's management. It does not strictly make its determination based on the NYSE's five specific tests but takes into consideration all relevant circumstances which may in the board's view affect the directors' independence. The directors elected from among Equinor's employees would not be considered independent under the NYSE rules as they are employees of Equinor. None of these employee representatives are executive officers of the company.

For further information about the board of directors, see 3.8 Corporate assembly, board of directors and management.

Board committees
Pursuant to Norwegian company law, managing the company is the responsibility of the board of directors. Equinor has an audit committee, a safety, sustainability and ethics committee and a compensation and executive development committee. The audit committee and the compensation and executive development committee operate pursuant to instructions that are broadly comparable to the applicable committee charters required by the NYSE rules. They report on a regular basis to, and are subject to, oversight by the board of directors. For further information about the board's committees, see 3.9 The work of the board of directors.

Equinor complies with the NYSE rule regarding the obligation to have an audit committee that meets the requirements of Rule 10A-3 of the US Securities Exchange Act of 1934.

The members of Equinor's audit committee include an employee-elected director. Equinor relies on the exemption provided in Rule 10A-3(b)(1)(iv)(C) from the independence requirements of the US Securities Exchange Act of 1934 with respect to the employee-elected director. Equinor does not believe that its reliance on this exemption will materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3 relating to audit committees. The other members of the audit committee meet the independence requirements under Rule 10A-3.

Among other things, the audit committee evaluates the qualifications and independence of the company's external auditor. However, in accordance with Norwegian law, the auditor is elected by the annual general meeting of the company's shareholders.

Equinor does not have a nominating/corporate governance committee formed from its board of directors. Instead, the roles prescribed under the NYSE rules for such committee are principally carried out by the corporate assembly and the nomination committee, each of which is elected by the general meeting of shareholders.

NYSE rules require the compensation committee of US companies to comprise independent directors, recommend senior management remuneration and determine the independence of advisors when engaging them. Equinor, as a foreign private issuer, is exempted from complying with these rules and is permitted to follow its home country regulations. Equinor considers all its compensation committee members to be independent (under Equinor's framework which, as discussed above, is not identical to that of NYSE). Equinor's compensation committee makes recommendations to the board regarding management remuneration, including that of the CEO. Further, the compensation committee assesses its own performance and has the authority to hire external advisors. The nomination committee, which is elected by the general meeting of shareholders, recommends to the corporate assembly the candidates and remuneration of the board of directors. The nomination committee also recommends to the general meeting of shareholders the candidates and remuneration of the corporate assembly and the nomination committee.

Shareholder approval of equity compensation plans
The NYSE rules require that, with limited exemptions, all equity compensation plans must be subject to a shareholder vote. Under Norwegian company law, although the issuance of shares and authority to buy-back company shares must be approved by Equinor's annual general meeting of shareholders, the approval of equity compensation plans is normally reserved for the board of directors.

Deviations from the Code of Practice: None

3.2 Business

Equinor is an international energy company headquartered in Stavanger, Norway. The company has business operations in around 30 countries and approximately 21,000 employees worldwide. Equinor ASA is a public limited liability company organised under the laws of Norway and subject to the provisions of the Norwegian Public Limited Liability Companies Act. The Norwegian State is the largest shareholder in Equinor ASA, with a direct ownership interest of 67%. Equinor is transforming the Norwegian Continental Shelf (NCS) and focusing its international portfolio to deliver sustainable value in the decades to come, at the same time as it develops a high value renewables business and secure early opportunities in the low carbon market.

Equinor is among the world's largest net sellers of crude oil and condensate and is the second-largest supplier of natural gas to the European market. Equinor also has substantial processing and refining operations, contributes to the development of new low carbon energy resources, has on-going offshore wind activities internationally and is at the forefront of the implementation of technology for carbon capture and storage (CCS) in Europe.

Objective, strategies and risk profiles
Equinor's objective is defined in the articles of association (www.equinor.com/articlesofassociation) and is to engage in exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy; either independently or through participation in or together with other companies as well as other business.

Equinor's purpose is turning natural resources into energy for people and progress for society, and the company's vision is to "shape the future of energy". The board and the administration have formulated a corporate strategy to deliver on this vision. It has been translated into concrete objectives and targets to align strategy execution across the company. Equinor's

corporate strategy is presented in section 2.1 Strategy and market overview.

In pursuing our vision and strategy, Equinor is committed to the highest standard of governance and to cultivating a values-based performance culture that rewards exemplary ethical practices, respect for the environment and personal and corporate integrity. The company continuously considers prevailing international standards of best practice when defining and implementing company policies, as Equinor believes that there is a clear link between high-quality governance and the creation of shareholder value.

At Equinor, the way we deliver is as important as what we deliver. The Equinor Book, which addresses all Equinor employees, sets the standards for behaviour, delivery and leadership.

Our values guide the behaviour of all Equinor employees. Our corporate values are "courageous", "open", "collaborative" and "caring". Both our values and ethics are treated as an integral part of business activities. The Code of Conduct is further described in section 3.10 Risk management and internal control.

We also focus on managing the impacts of our activities on people, society and the environment, in line with corporate policies for health, safety, security, sustainability and climate, including human rights and ethics. Areas covered by these policies include labour standards, transparency and anti-corruption, local hiring and procurement, health and safety, the working environment, security and broader environmental issues. These efforts and policies are further described in section 2.14 Safety, security and sustainability, and in Equinor's sustainability report.

The Equinor risk profile is a composite view of risks and supports current and future portfolio considerations. The focus is to strive for a portfolio that is robust and value creating through the cycles. Risk is an embedded part of the board's strategy discussions and investment decisions. The board regularly evaluates Equinor's strategy, risk profile and target setting as part of its annual plan. See also sections 3.9 The work of the board of directors and 3.10 Risk management and internal control.

Deviations from the Code of Practice: None

3.3 Equity and dividends

Shareholders' equity and capital structure
The company's shareholders' equity at 31 December 2021 amounted to USD 39,010 million (excluding USD 14 million in non-controlling interest, minority interest), equivalent to 26.5% of the company's total assets. The net debt ratio was 0.8%[19]. Cash, cash equivalents and current financial investments amounted to USD 36,372 million. The board of directors considers this to be

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[19] This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under section 5.2 Use and reconciliation of non-GAAP financial measures.

satisfactory given the company's requirements for financial robustness in relation to its expressed goals, strategy and risk profile.

Any increase of the company's share capital must be mandated by the general meeting. If a mandate was to be granted to the board of directors to increase the company's share capital, such mandate would be restricted to a defined purpose. If the general meeting is to consider mandates to the board of directors for the issue of shares for different purposes, each mandate would be considered separately by the general meeting.

Dividend policy
It is Equinor's ambition to grow the annual cash dividend, measured in USD per share, in line with long-term underlying earnings. Equinor announces dividends on a quarterly basis. The board approves first to third quarter interim dividends based on an authorisation from the general meeting, while the annual general meeting approves the fourth quarter (and total annual) dividend based on a proposal from the board. When deciding the interim dividends and recommending the total annual dividend level, the board will take into consideration expected cash flow, capital expenditure plans, financing requirements and appropriate financial flexibility. In addition to cash dividends, Equinor might buy-back shares as part of the distribution of capital to the shareholders.

The shareholders at the annual general meeting may vote to reduce, but may not increase, the fourth quarter dividend proposed by the board of directors. Equinor announces dividend payments in connection with quarterly results. Payment of quarterly dividends is expected to take place approximately four months after the announcement of each quarterly dividend.

Equinor declares dividends in USD. Dividends in NOK per share will be calculated and communicated four business days after record date for shareholders at Oslo Børs.

The board of directors proposes to the annual general meeting a dividend of USD 0.20 per share for the fourth quarter of 2021 and an extraordinary dividend of USD 0.20 per share for the fourth quarter of 2021.

Buy-back of own shares for subsequent annulment
In addition to cash dividend, Equinor may buy-back shares as part of the total distribution of capital to the shareholders. In order to be able to buy-back shares the board of directors will need an authorisation from the general meeting which must be renewed on an annual basis. The annual general meeting authorised on 11 May 2021, the board of directors to acquire Equinor ASA shares in the market, on behalf of the company, with a nominal value of up to NOK 187,500,000. The board of directors is authorised to decide at what price within minimum and maximum prices of NOK 50 and NOK 500, respectively, and at what time such acquisition shall take place. Shares acquired pursuant to this authorisation can only be used for annulment through a reduction of the company's share capital, pursuant to the Norwegian Public Limited Liability Companies Act section 12-1. It is also a precondition for the repurchase and the annulment of shares that the Norwegian State's ownership interest in Equinor ASA is not changed. Accordingly, a proposal for the redemption of a proportion of the State's shares, so that

the State's ownership interest in the company remains unchanged, will also have to be put forward at the general meeting to decide on the annulment of repurchased shares. The authorisation remains valid until the next annual general meeting, but no later than 30 June 2022. Reference is made to section 5.1 Shareholder information for a description of the executed share buybacks in 2021.

Purchase of own shares for use in the share savings plan
Since 2004, Equinor has had a share savings plan for its employees. The purpose of this plan is to strengthen the business culture and encourage loyalty through employees becoming part-owners of the company. The annual general meeting annually authorises the board of directors to acquire Equinor ASA shares in the market in order to continue implementation of the employees share savings plan.

On 11 May 2021, the board was authorised on behalf of the company to acquire Equinor ASA shares for a total nominal value of up to NOK 38,000,000 for use in the share savings plan. This authorisation remains valid until a new authorisation has been adopted at the next general meeting, but no later than 30 June 2022.

Deviations from the Code of Practice: None

3.4 Equal treatment of shareholders and transactions with close associates
Equal treatment of all shareholders is a core governance principle in Equinor. Equinor has one class of shares, and each share confers one vote at the general meeting. The articles of association contain no restrictions on voting rights and all shares have equal rights. The nominal value of each share is NOK 2.50. The repurchase of shares for use in the share savings plan for employees (or, if applicable, for subsequent cancellation) is carried out through Oslo Børs.

The Norwegian State as majority owner
The Norwegian State (the State) is the majority shareholder of Equinor and also holds major investments in other Norwegian companies. As of 31 December 2021, the State had an ownership interest in Equinor of 67% (excluding Folketrygdfondet's (Norwegian national insurance fund) ownership interest of 3.7%). The State's ownership interest in Equinor was previously managed by the Norwegian Ministry of Petroleum and Energy, however the State transferred the ownership from 1 July 2021 to the Ministry of Trade, Industry and Fisheries (MTIF). The State is also a majority owner in other companies or enterprises that are under a common ownership structure and therefore meet the definition of a related party. Equinor may participate in transactions with such companies or enterprises. All such transactions are always entered into on an arm's length basis. The State's ownership interests in related parties may be managed by the MTIF or other Ministries in the Norwegian government, depending on the line of business such related parties are engaged in.

The State's ownership policy is that the principles in the Code of Practice will apply to state ownership and the Government has stated that it expects companies in which the State has ownership interests to adhere to this code. The principles are presented in the State's annual ownership report.

Contact between the State as owner and Equinor takes in principle place in the same manner as for other institutional investors, however, with the difference that there are more frequent meetings with the MTIF. Topics discussed includes Equinor's economic and strategic development, sustainability and the State's expectations regarding results and returns on investments. Such meetings comply with Norwegian company and securities legislation, hereunder equal treatment of shareholders and limitations for discussing inside information.

In all matters in which the State acts in its capacity as shareholder, exchanges with the company are based on information that is available to all shareholders. If state participation is imperative and the government must seek approval from the Norwegian Parliament (Stortinget), it may be necessary to provide the Ministry with insider information. The State will be subject to general rules that apply to the handling of such information. We ensure that, in any interaction between the State and Equinor, a distinction is drawn between the State's different roles.

The State has no appointed board members or members of the corporate assembly in Equinor. As majority shareholder, the State has appointed a member of Equinor's nomination committee.

Sale of the State's oil and gas
Pursuant to Equinor's articles of association, Equinor markets and sells the State's share of oil and gas production from the NCS together with its own production. The State has a common ownership strategy aimed at maximising the total value of its ownership interests in Equinor and its own oil and gas interests. This strategy is incorporated in the Owner's Instruction, which obliges Equinor, in its activities on the NCS, to emphasise these overall interests in decisions that may be of significance to the implementation of the sales arrangements.

The State-owned company Petoro AS handles commercial matters relating to the State's direct involvement in petroleum activities on the NCS and related activities.

Other transactions
In relation to its ordinary business operations such as pipeline transport, gas storage and processing of petroleum products, Equinor also has regular transactions with certain entities in which Equinor has ownership interests. Such transactions are carried out on an arm's length basis.

Deviations from the Code of Practice: None

3.5 Freely negotiable shares
Equinor's primary listing is on Oslo Børs. ADRs are traded on the NYSE. Each Equinor ADR represents one underlying ordinary share.

The articles of association of Equinor do not include any form of restrictions on the ownership, negotiability or voting related to its shares and the ADRs.

Deviations from the Code of Practice: None

3.6 General meeting of shareholders
The general meeting of shareholders is Equinor's supreme corporate body. It serves as a democratic and effective forum for interaction between the company's shareholders, board of directors and management.

The next annual general meeting (AGM) is scheduled for 11 May 2022.The AGM will be held as a combined physical and digital meeting (subject to potential Covid-19 restrictions). Practical details will follow from the notice of AGM and on our website. The AGM is conducted in Norwegian, with simultaneous English translation during the webcast. At Equinor's digital AGM on 11 May 2021, 80.18 % of the share capital was represented either by personal attendance, by proxy or by advance voting.

The main framework for convening and holding Equinor's AGM is as follows:

Pursuant to Equinor's articles of association, the AGM must be held by the end of June each year. Notice of the meeting and documents relating to the AGM are published on Equinor's website and notice is sent to all shareholders with known addresses at least 21 days prior to the meeting. All shareholders who are registered in the Norwegian Central Securities Depository (VPS) will receive an invitation to the AGM. Other documents relating to Equinor's AGMs will be made available on Equinor's website. A shareholder may request that these documents be sent to him/her.

Shareholders are entitled to have their proposals dealt with at the AGM if the proposal has been submitted in writing to the board of directors in sufficient time to enable it to be included in the notice of meeting, i.e. no later than 28 days before the meeting.

As described in the notice of the general meeting, shareholders may vote in writing, including through electronic communication, during a specified period before the general meeting.

The AGM is normally opened and chaired by the chair of the corporate assembly. If there is a dispute concerning individual matters and the chair of the corporate assembly belongs to one of the disputing parties or is for some other reason not perceived as being impartial, another person will be appointed to chair the AGM. This is in order to ensure impartiality in relation to the matters to be considered.

The following matters are decided at the AGM:

- Approval of the board of directors' report, the financial statements and any dividend proposed by the board of directors and recommended by the corporate assembly.
- Election of the shareholders' representatives to the corporate assembly and approval of the corporate assembly's fees.
- Election of the nomination committee and approval of the nomination committee's fees.
- Election of the external auditor and approval of the auditor's fee.
- Any other matters listed in the notice convening the AGM.

All shares carry an equal right to vote at general meetings. Resolutions at general meetings are normally passed by simple majority. However, Norwegian company law requires a qualified majority for certain resolutions, including resolutions to waive preferential rights in connection with any share issue, approval of a merger or demerger, amendment of the articles of association or authorisation to increase or reduce the share capital. Such matters require the approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at the general meeting.

If shares are registered by a nominee in the Norwegian Central Securities Depository (VPS), cf. section 4-10 of the Norwegian Public Limited Liability Companies Act, and the beneficial shareholder wants to vote such shares, the beneficial shareholder must re-register the shares in a separate VPS account in such beneficial shareholder's own name prior to the general meeting. If the holder can prove that such steps have been taken and that the holder has a de facto shareholder interest in the company, the company will allow the shareholder to vote the shares. Decisions regarding voting rights for shareholders and proxy holders are made by the person opening the meeting, whose decisions may be reversed by the general meeting by simple majority vote.

The minutes of the AGM are made available on Equinor's website immediately after the AGM.

An extraordinary general meeting (EGM) will be held in order to consider and decide a specific matter if demanded by the corporate assembly, the chair of the corporate assembly, the auditor or shareholders representing at least 5% of the share capital. The board must ensure that an EGM is held within a month of such demand being submitted.

The following sections outline certain types of resolutions by the general meeting of shareholders:

New share issues
If Equinor issues any new shares, including bonus shares, the articles of association must be amended. This requires the same majority as other amendments to the articles of association (i.e. two-thirds of votes cast as well as two-thirds of the share capital). In addition, under Norwegian law, the shareholders have a preferential right to subscribe for new shares issued by Equinor. The preferential right to subscribe for an issue may be waived by a resolution of a general meeting passed by the same percentage majority as required to approve amendments to the articles of association. The general meeting may, with a two-thirds majority as described above, authorise the board of directors to issue new shares, and to waive the preferential rights of shareholders in connection with such share issues. Such authorisation may be effective for a maximum of two years, and the par value of the shares to be issued may not exceed 50% of the nominal share capital when the authorisation was granted.

The issuing of shares through the exercise of preferential rights to holders who are citizens or residents of the US may require Equinor to file a registration statement in the US under US securities laws. If Equinor decides not to file a registration statement, these holders may not be able to exercise their preferential rights.

Right of redemption and repurchase of shares
Equinor's articles of association do not authorise the redemption of shares. In the absence of authorisation, the redemption of shares may nonetheless be decided upon by a general meeting of shareholders by a two-thirds majority on certain conditions. However, such share redemption would, for all practical purposes, depend on the consent of all shareholders whose shares are redeemed.

A Norwegian company may purchase its own shares if authorisation to do so has been granted by a general meeting with the approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at the general meeting. The aggregate par value of such treasury shares held by the company must not exceed 10% of the company's share capital, and treasury shares may only be acquired if, according to the most recently adopted balance sheet, the company's distributable equity exceeds the consideration to be paid for the shares. Pursuant to Norwegian law, authorisation by the general meeting to repurchase shares cannot be granted for a period exceeding 18 months.

Distribution of assets on liquidation
Under Norwegian law, a company may be wound up by a resolution of the company's shareholders at a general meeting passed by both a two-thirds majority of the aggregate votes cast and a two-thirds majority of the aggregate share capital represented at the general meeting. The shares are ranked equally in the event of a return on capital by the company upon winding up or otherwise.

Deviations from the Code of Practice:
The Code of Practice recommends that the board of directors and chair of the nomination committee be present at the general meetings. Equinor has not deemed it necessary to require the presence of all members of the board of directors. However, the chair of the board, the chair of the nomination committee, as well as the chair of the corporate assembly, our external auditor, the CEO and other members of management are always present at general meetings.

3.7 Nomination committee

Pursuant to Equinor's articles of association, the nomination committee shall consist of four members who are shareholders or representatives of shareholders. The duties of the nomination committee are set forth in the articles of association, and the instructions for the committee are adopted by the general meeting of shareholders.

The duties of the nomination committee are to submit recommendations to:
- The annual general meeting for the election of shareholder-elected members and deputy members of the corporate assembly, and the remuneration for members of the corporate assembly.
- The annual general meeting for the election and remuneration of members of the nomination committee.
- The corporate assembly for the election of shareholder-elected members of the board of directors and remuneration for the members of the board of directors.
- The corporate assembly for the election of the chair and deputy chair of the corporate assembly.

The nomination committee seeks to ensure that the shareholders' views are taken into consideration when candidates to the governing bodies of Equinor ASA are proposed. The nomination committee invites Equinor's largest shareholders to propose shareholder-elected candidates of the board of directors and the corporate assembly, as well as members of the nomination committee. The shareholders are also invited to provide input to the nomination committee in respect of the composition and competence of Equinor's governing bodies considering Equinor's strategy and challenges and opportunities going forward. The deadline for providing input is normally set to early/mid-January so that such input may be taken into account in the upcoming nominations. In addition, all shareholders have an opportunity to submit proposals through an electronic mailbox as described on Equinor's website. The results from an annual board evaluation, normally externally facilitated, are made available to the nomination committee for the board nomination process. Separate meetings are held between the nomination committee and each board member, including employee-elected board members. The chair of the board and the chief executive officer are invited, without having the right to vote, to attend at least one meeting of the nomination committee before it makes its final recommendations. The committee regularly utilises external expertise in its work and provides reasons for its recommendations of candidates.

The members of the nomination committee are elected by the annual general meeting. The chair of the nomination committee and one other member are elected from among the shareholder-elected members of the corporate assembly. Members of the nomination committee are normally elected for a term of two years.

Personal deputy members for one or more of the nomination committee's members may be elected in accordance with the same criteria as described above. A deputy member normally only attends in lieu of the permanent member if the appointment of that member terminates before the term of office has expired.

Equinor's nomination committee consists of the following members as of 31 December 2021 and are elected for the period up to the annual general meeting in 2022:

- Tone Lunde Bakker (chair), CEO of Export Finance Norway (also chair of Equinor's corporate assembly)
- Bjørn Ståle Haavik, Director General Department for Economic and Administrative Affairs, Norwegian Ministry of Petroleum and Energy (personal deputy for Bjørn Ståle Haavik is Andreas Hilding Eriksen, Secretary General at the Norwegian Ministry of Petroleum and Energy)
- Jarle Roth, CEO of Umoe Group (also a member of Equinor's corporate assembly)
- Berit L. Henriksen, self-employed advisor

The board considers all members of the nomination committee to be independent of Equinor's management and board of directors.

The nomination committee held 21 ordinary meetings in 2021.

The instructions for the nomination committee are available at www.equinor.com/nominationcommittee.

Deviations from the Code of Practice: None

3.8 Corporate assembly, board of directors and management

Corporate assembly

Pursuant to the Norwegian Public Limited Liability Companies Act, companies with more than 200 employees must elect a corporate assembly unless otherwise agreed between the company and a majority of its employees.

In accordance with Equinor's articles of association, the corporate assembly consists of 18 members, 12 of whom (with four deputy members) are nominated by the nomination committee and elected by the annual general meeting. They represent a broad cross-section of the company's shareholders and stakeholders. Six members (with deputy members) and three observers are elected by and among our employees in Equinor ASA or a subsidiary in Norway. Such employees are non-executive personnel. The corporate assembly elects its own chair and deputy chair from and among its members.

Members of the corporate assembly are normally elected for a term of two years and all live in Norway. Members of the board of directors and management cannot be members of the corporate assembly, but they are entitled to attend and to speak at meetings unless the corporate assembly decides otherwise in individual cases. Members of the corporate assembly do not have service contracts with the company or its subsidiaries providing for benefits upon termination of office.

An overview of the members and observers of the corporate assembly as of 31 December 2021 follows.

Name	Occupation	Place of residence	Year of birth	Position	Family relations to corporate executive committee, board or corporate assembly members	Share ownership for members as of 31 December 2022	Share ownership for members as of 8 March 2022	First time elected	Expiration date of current term
Tone Lunde Bakker	CEO Export Finance Norway	Oslo	1962	Chair, Shareholder-elected	No	0	0	2014	2022
Nils Bastiansen	Executive director of equities in Folketrygdfondet	Oslo	1960	Deputy chair, Shareholder-elected	No	0	0	2016	2022
Greger Mannsverk	Managing director, Kimek AS	Kirkenes	1961	Shareholder-elected	No	0	0	2002	2022
Terje Venold	Independent advisor with various directorships	Bærum	1950	Shareholder-elected	No	500	500	2014	2022
Kjersti Kleven	Co-owner of John Kleven AS	Ulsteinvik	1967	Shareholder-elected	No	0	0	2014	2022
Jarle Roth	CEO, Umoe Group	Bærum	1960	Shareholder-elected	No	500	500	2016	2022
Finn Kinserdal	Associate professor, Norwegian School of Economics and Business (NHH)	Bergen	1960	Shareholder-elected	No	0	0	2018	2022
Kari Skeidsvoll Moe	General Counsel, Trønderenergi AS	Trondheim	1975	Shareholder-elected	No	0	0	2018	2022
Kjerstin Fyllingen	CEO at Haraldsplass Diakonale Sykehus AS	Paradis	1958	Shareholder-elected	No	0	0	2020	2022
Kjerstin Rasmussen Braathen	CEO of DNB ASA	Oslo	1970	Shareholder-elected	No	353	353	2020	2022
Mari Rege	Professor of Economics at the UiS Business School at the University of Stavanger	Stavanger	1974	Shareholder-elected	No	0	0	2020	2022
Trond Straume	CEO of Volue ASA	Sandnes	1977	Shareholder-elected	No	100	100	2020	2022
Peter B. Sabel	Union representative, Tekna/NITO, Project Leader	Hafrsfjord	1968	Employee-elected	No	0	0	2019	2023
Oddvar Karlsen	Union representative, Industri Energi	Brattholmen	1957	Employee-elected	No	1,177	342	2019	2023
Berit Søgnen Sandven	Union representative, Tekna/NITO, Principal Engineer Fiscal metering	Kalandseidet	1962	Employee-elected	No	3,826	4,039	2019	2023
Terje Enes	Union representative, SAFE, Discipl Resp Maint Mech	Stavanger	1958	Employee-elected	No	850	417	2017	2023
Lars Olav Grøvik	Union representative, Tekna, Advisor Petech	Bergen	1961	Employee-elected	No	8,354	8,672	2017	2023
Frode Mikkelsen	Union representative, Industri Energi	Hauglandshella	1957	Employee-elected	No	569	416	2019	2023
Per Helge Ødegård	Union representative, Lederne, Discipl resp operation process	Porsgrunn	1963	Employee-elected, observer	No	568	417	1994	2023
Ingvild Berg Martiniussen	Union representative, Tekna/NITO, Principal Researcher Production Technology	Porsgrunn	1975	Employee-elected, observer	No	2,480	2,605	2021	2023
Anne Kristi Horneland	Union representative, Industri Energi, employee representative RIR	Hafrsfjord	1956	Employee-elected, observer	No	7,801	8,075	2006	2023
Total						27,078	26,436		

Shareholder elected members of the corporate assembly were elected in May 2020 for a period of two years. However, Brynjar Kristian Forbergskog chose to resign as a member in June 2021. Accordingly, deputy member Trond Straume became a member of the corporate assembly as of 9 June 2021. An election of the employee-elected members of the corporate assembly was held in early 2021. As of 12 May 2021, Peter B. Sabel (previously observer) was elected as new member, replacing Sun Maria Lehmann. Oddvar Karlsen, Berit Søgnen Sandven, Lars Olav Grøvik, Frode Mikkelsen and Terje Enes were re-elected as members of the corporate assembly. Ingvild Berg Martiniussen was elected as new observer, replacing Peter B. Sabel. Per Helge Ødegård and Anne Kristi Horneland were re-elected as observers. A total list of members and deputy members can be found at www.equinor.com/corporateassembly.

The duties of the corporate assembly are defined in section 6-37 of the Norwegian Public Limited Liability Companies Act. The corporate assembly elects the board of directors and the chair of the board and can vote separately on each nominated candidate. Its responsibilities also include overseeing the board and the CEO's management of the company, making decisions on investments of considerable magnitude in relation to the company's resources, and making decisions involving the rationalisation or reorganisation of operations that will entail major changes in or reallocation of the workforce.

Equinor's corporate assembly held four ordinary meetings in 2021. The chair of the board and the CEO participated in all four meetings. Other members of management were also present at the meetings.

The procedure for the work of the corporate assembly, as well as an updated overview of its members, is available at www.equinor.com/corporateassembly.

Board of directors

Pursuant to Equinor's articles of association, the board of directors consists of between 9 and 11 members elected by the corporate assembly. The chair and the deputy chair of the board are also elected by the corporate assembly. At present, Equinor's board of directors consists of 11 members. As required by Norwegian company law, the company's employees are represented by three board members.

The employee-elected board members, but not the shareholder-elected board members, have three deputy members who attend board meetings in the event an employee-elected member of the board is unable to attend. The management is not represented on the board of directors. Members of the board are elected for a term of up to two years, normally for one year at a time. There are no board member service contracts that provide for benefits upon termination of office.

The board considers its composition to be competent with respect to the expertise, capacity and diversity appropriate to attend to the company's strategy, goals, main challenges, and the common interest of all shareholders. The board members have experience from oil, gas, renewables, shipping, telecom, politics and climate policy. The board also deems its composition to consist of individuals who are willing and able to work as a team, resulting in an efficient and collegiate board. At least one board member qualifies as an "audit committee financial expert", as defined in the SEC rules. The board has determined that, in its judgment, all the shareholder representatives on the board are considered independent. Seven board members are men, four board members are women and three board members are non-Norwegians resident outside of Norway.

Equinor ASA has purchased and maintains a Directors and Officers Liability Insurance on behalf of the members of the board of directors and the CEO. The insurance also covers any employee acting in a managerial capacity and includes controlled subsidiaries. The insurance policy is issued by a reputable insurer with an appropriate rating.

The board held eight ordinary board meetings and three extraordinary meetings in 2021. Average attendance at these board meetings was 100%.

Further information about the members of the board and its committees, including information about expertise, experience, other directorships, independence, share ownership and loans, follows and is available on our website at www.equinor.com/board.

Members of the board of directors as of 31 December 2021:



Jon Erik Reinhardsen
Born: 1956
Position: Shareholder-elected chair of the board and chair of the board's compensation and executive development committee.

Term of office: Chair of the board of Equinor ASA since 1 September 2017. Up for election in 2022.
Independent: Yes
Other directorships: Member of the board of Oceaneering International, Inc., Telenor ASA and Awilhelmsen AS and chair of the board of Fire Security AS.
Number of shares in Equinor ASA as of 31 December 2021: 4,584
Loans from Equinor: None
Experience: Reinhardsen is a part-time senior advisor with BearingPoint Capital. Reinhardsen was the Chief Executive Officer of Petroleum Geo-Services (PGS) from 2008 - August 2017. PGS delivers global geophysical- and reservoir services. In the period 2005 - 2008 Reinhardsen was President Growth, Primary Products in the international aluminium company Alcoa Inc. with headquarters in the US, and he was in this period based in New York.
From 1983 to 2005, Reinhardsen held various positions in the Aker Kværner group, including Group Executive Vice President of Aker Kværner ASA, Deputy Chief Executive Officer and Executive Vice President of Aker Kværner Oil & Gas AS in Houston and Executive Vice President in Aker Maritime ASA.
Education: Master's degree in Applied Mathematics and Geophysics from the University of Bergen. He has also attended the International Executive Program at the Institute for Management Development (IMD) in Lausanne, Switzerland.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2021, Reinhardsen participated in eight ordinary board meetings, three extraordinary board meetings, six meetings of the compensation and executive development committee and four meetings of the audit committee. Reinhardsen is a Norwegian citizen and resident in Norway.



Jeroen van der Veer
Born: 1947
Position: Shareholder-elected deputy chair of the board, chair of the board's audit committee and member of the board's safety, sustainability and ethics committee.

Term of office: Deputy chair of the board of Equinor ASA since 1 July 2019 and member since 18 March 2016. Up for election in 2022.
Independent: Yes
Other directorships: Chair of the supervisory board of Royal Boskalis Westminster NV.
Number of shares in Equinor ASA as of 31 December 2021: 6,000
Loans from Equinor: None
Experience: After he retired in 2009 van der Veer continued with the international oil and gas company Royal Dutch Shell Plc (Shell) as a non-executive director on the board until 2013. He was the Chief Executive Officer of Shell in the period 2004 - 2009. He started to work for Shell in 1971 and has experience within all sectors of the business and has significant competence within corporate governance.
Education: Degree in Mechanical Engineering (MSc) from Delft University of Technology, Netherlands and a degree in Economics (MSc) from Erasmus University, Rotterdam, Netherlands. Since 2005 he holds an honorary doctorate from the University of Port Harcourt, Nigeria.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2021, van der Veer participated in eight ordinary board meetings, three extraordinary board meetings, six ordinary and two extraordinary meetings of the audit committee and five meetings of the safety, sustainability and ethics committee. van der Veer is a Dutch citizen and resident in the Netherlands.



Bjørn Tore Godal
Born: 1945
Position: Shareholder-elected member of the board, the board's compensation and executive development committee and the board's safety, sustainability and ethics committee.

Term of office: Member of the board of Equinor ASA since 1 September 2010. Up for election in 2022.
Independent: Yes
Other directorships: Chair of the Oslo Center's Board of Trustees.
Number of shares in Equinor ASA as of 31 December 2021: None
Loans from Equinor: None
Experience: From 2014 - 2016, Godal led a government-appointed committee responsible for the evaluation of the civil and military contribution from Norway in Afghanistan in the period 2001 - 2014. From 2007 - 2010, he was Special Adviser for international energy and climate issues at the Ministry of Foreign Affairs. From 2003 - 2007, he was Norway's ambassador to Germany and from 2002 - 2003 he was senior adviser at the Department of Political Science at the University of Oslo. Godal was a member of the Norwegian parliament for 15 years during the period 1986 - 2001. At various times he served as Minister for Trade and Shipping, Minister for Defence and Minister of Foreign Affairs for a total of eight years between 1991 and 2001.
Education: Bachelor of Arts degree in Political science, History and Sociology from the University of Oslo.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2021, Godal participated in eight ordinary board meetings, three extraordinary board meetings, six meetings of the compensation and executive development committee and five meetings of the safety, sustainability and ethics committee. Godal is a Norwegian citizen and resident in Norway.



Rebekka Glasser Herlofsen
Born: 1970
Position: Shareholder-elected member of the board and the board's audit committee.

Term of office: Member of the board of Equinor ASA since 19 March 2015. Up for election in 2022.
Independent: Yes
Other directorships: Chair of the board of Norwegian Hull Club (NHC) and Handelsbanken Norge, board member of SATS ASA, Rockwool International A/S, BW Offshore ASA, Klaveness Combination Carriers ASA and Wilh. Wilhelmsen Holding ASA.
Number of shares in Equinor ASA as of 31 December 2021: 220
Loans from Equinor: None
Experience: Herlofsen is an independent board member and consultant. She was previously the Chief Financial Officer in Wallenius Wilhelmsen ASA, an international shipping company. Before joining Wallenius Wilhelmsen, she was the Chief Financial Officer in the shipping company Torvald Klaveness since 2012. She has broad financial and strategic experience from several corporations and board directorships. Herlofsen's professional career began in the Nordic Investment Bank, Enskilda Securities, where she worked with corporate finance from 1995 to 1999 in Oslo and London. During the next ten years Herlofsen worked in the Norwegian shipping company Bergesen d.y. ASA (later BW Group). During her period with Bergesen d.y. ASA/BW Group she held leading positions within M&A, strategy and corporate planning and was part of the group management team.
Education: MSc in Economics and Business Administration (Siviløkonom) and Certified Financial Analyst Programme (AFA) from the Norwegian School of Economics (NHH). Breakthrough Programme for Top Executives at IMD business school, Switzerland.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2021, Herlofsen participated in eight ordinary board meetings, three extraordinary board meetings and six ordinary and two extraordinary meetings of the audit committee. Herlofsen is a Norwegian citizen and resident in Norway.



Anne Drinkwater
Born: 1956
Position: Shareholder-elected member of the board, chair of the board's safety, sustainability and ethics committee and member of the board's audit committee.

Term of office: Member of the board of Equinor ASA since 1 July 2018. Up for election in 2022.
Independent: Yes
Other directorships: Non-executive member of the board of Balfour Beatty plc.
Number of shares in Equinor ASA as of 31 December 2021: 1,100
Loans from Equinor: None
Experience: Drinkwater was employed with bp in the period 1978 - 2012, holding a number of different leadership positions in the company. In the period 2009 - 2012 she was chief executive officer of bp Canada. She has extensive international experience, including being responsible for operations in the US, Norway, Indonesia, the Middle East and Africa. Through her career Drinkwater has acquired a deep understanding of the oil and gas sector, holding both operational roles, and more distinct business responsibilities.
Education: Bachelor of Science in Applied Mathematics and Statistics, Brunel University London.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2021, Drinkwater participated in eight ordinary board meetings, three extraordinary board meetings, six ordinary and two extraordinary meetings of the audit committee and five meetings of the safety, sustainability and ethics committee. Drinkwater is a British citizen and resident in the US.



Jonathan Lewis
Born: 1961
Position: Shareholder-elected member of the board and member of the board's compensation and executive development committee and the board's safety, sustainability and ethics committee.

Term of office: Member of the board of Equinor ASA since 1 July 2018. Up for election in 2022.
Independent: Yes
Other directorships: Member of the board of Capita plc.
Number of shares in Equinor ASA as of 31 December 2021: None
Loans from Equinor: None
Experience: Lewis joined as chief executive officer (CEO) to Capita plc in December 2017; having previously spent 30 years working for large multi-national companies in technology-enabled industries. Lewis came to Capita plc from Amec Foster Wheeler plc, a global consulting, engineering and construction company, where he was CEO from 2016 - 2017. Prior to this, he held a number of senior leadership positions at Halliburton, where he was employed in the period 1996 - 2016. Lewis has previously held several directorships within technology and the oil and gas industry.
Education: Stanford Executive Program (SEP) from Stanford University Graduate School of Business, a PhD, Reservoir Characterisation, Geology/Sedimentology from University of Reading as well as a Bachelor of Science, Geology from Kingston University.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2021, Lewis participated in eight ordinary board meetings, three extraordinary board meetings, six meetings of the compensation and executive development committee and five meetings of the safety, sustainability and ethics committee. Lewis is a British citizen and resident in the UK.



Finn Bjørn Ruyter
Born: 1964
Position: Shareholder-elected member of the board and member of the board's audit committee and the board's compensation and executive development committee.

Term of office: Member of the board of Equinor ASA since 1 July 2019. Up for election in 2022.
Independent: Yes
Other directorships: Chair of the board of Energi Norge AS and board member of Fortum Oslo Varme AS, Cegal Sysco AS, Eidsiva Energi AS and several subsidiaries of Hafslund Eco AS.
Number of shares in Equinor ASA as of 31 December 2021: 620
Loans from Equinor: None
Experience: Ruyter has since July 2018 been chief executive officer (CEO) of Hafslund Eco AS. He was CEO of Hafslund ASA from January 2012, and chief financial officer (CFO) in the company from 2010 - 2011. In 2009 - 2010 he held a position as chief operating officer (COO) in the Philippine hydro power company SN Aboitiz Power. In the period 1996 - 2009 he led the power trading entity and from 1999 also the energy division in Elkem. From 1991 - 1996 Ruyter worked with energy trading in Norsk Hydro.
Education: Master´s degree in Mechanical Engineering from the Norwegian University of Technology (NTNU) and an MBA from BI Norwegian School of Management.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2021, Ruyter participated in eight ordinary board meetings, three extraordinary board meetings, six ordinary and two extraordinary meetings of the audit committee and six meetings of the compensation and executive development committee. Ruyter is a Norwegian citizen and resident in Norway.



Tove Andersen
Born: 1970
Position: Shareholder-elected member of the board and the board's compensation and executive development committee.

Term of office: Member of the board of Equinor ASA since 1 July 2020. Up for election in 2022.
Independent: Yes
Other directorships: Member of the board of Borregaard ASA.
Number of shares in Equinor ASA as of 31 December 2021: 4,700
Loans from Equinor: None
Experience: Andersen is President & chief executive officer (CEO) of Tomra Systems ASA as of 16 August 2021. Prior to this, she held the position as executive vice president for Europe in Yara International ASA. Andersen was part of the executive management team in Yara since 2016 where she also held positions as executive vice president, Production and executive vice president, Supply Chain. Previously she has had several management roles within Yara and Norsk Hydro/Yara and she started in Norsk Hydro in 1997. She has extensive international industrial experience, and she has broad board experience.
Education: Master of Science (Sivilingeniør) from Norwegian Institute of Technology (NTNU) and a Master of Business Administration from the BI Norwegian Business School.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2021, Andersen participated in eight ordinary board meetings, three extraordinary board meetings and five meetings of the compensation and executive development committee. Andersen is a Norwegian citizen and resident in Norway.



Per Martin Labråten
Born: 1961
Position: Employee-elected member of the board, and member of the board's compensation and executive development committee and the board's safety, sustainability and ethics committee.

Term of office: Member of the board of Equinor ASA since 8 June 2017. Up for election in 2023.
Independent: No
Other directorships: Labråten is a member of the executive committee of the Industry Energy (IE) trade union and holds a number of positions as a result of this.
Number of shares in Equinor ASA as of 31 December 2021: 2,642
Loans from Equinor: None
Experience: Labråten is now a full-time employee representative as the leader of IE Equinor branch. He has previously worked as a process technician at the petrochemical plant on Oseberg field in the North Sea.
Education: Labråten has a craft certificate as a process/chemistry worker.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2021, Labråten participated in eight ordinary board meetings, three extraordinary board meetings three meetings of the compensation and executive development committee and five meetings of the safety, sustainability and ethics committee. Labråten is a Norwegian citizen and resident in Norway.



Hilde Møllerstad
Born: 1966
Position: Employee-elected member of the board and member of the board's audit committee.

Term of office: Member of the board of Equinor ASA since 1 July 2019. Up for election in 2023.
Independent: No
Other directorships: Chair of Tekna's ethical board.
Number of shares held in Equinor ASA as of 31 December 2021: 5,234
Loans from Equinor: None
Experience: Møllerstad has been employed by Equinor since 1991 and works within petroleum technology discipline in Exploration & Production International. Møllerstad has been a member of the Corporate Assembly in Equinor from 2013 - 2019 and was a board member of Tekna Private from 2012 - 2017 and she has had several trust offices in Tekna Equinor since 1993.
Education: Chartered engineer from Norwegian University of Science and Technology (NTNU) and Project Management Essential (PME) from Norwegian Business School BI/ Norwegian University of Science and Technology (BI/NTNU).
Family relations: No family relationships to other board members, members of the corporate executive committee or the corporate assembly.
Other matters: In 2021, Møllerstad participated in eight ordinary board meetings, three extraordinary board meetings and six ordinary and two extraordinary meetings of the audit committee. Møllerstad is a Norwegian citizen and resident in Norway.



Stig Lægreid
Born: 1963
Position: Employee-elected member of the board and member of the board's safety, sustainability and ethics committee.

Term of office: Member of the board of Equinor ASA since 1 July 2013. Up for election in 2023.
Independent: No
Other directorships: None
Number of shares held in Equinor ASA as of 31 December 2021: 125
Loans from Equinor: None
Experience: Lægreid is now a full-time employee representative as the leader of NITO, Equinor. He has been occupied as weight estimator for platform design from 2005 and prior to this as project engineer and constructor for production of primary metals. Employed in ÅSV and Norsk Hydro since 1985.
Education: Bachelor's degree, Mechanical Construction from Oslo college of engineering (OIH).
Family relations: No family relationships to other board members, members of the corporate executive committee or the corporate assembly.
Other matters: In 2021, Lægreid participated in eight ordinary board meetings, three extraordinary board meetings and five meetings of the safety, sustainability and ethics committee. Lægreid is a Norwegian citizen and resident in Norway.

There were no changes to the composition of the board of directors in 2021. The corporate assembly re-elected all members in June 2021.

Management

The President and CEO (CEO) has the overall responsibility for day-to-day operations in Equinor and appoints the corporate executive committee (CEC). The CEO is responsible for developing Equinor's business strategy and presenting it to the board of directors for its decision; for the execution of the business strategy and for cultivating a performance-driven, values-based culture.

Members of the CEC have a collective duty to safeguard and promote Equinor's corporate interests and to provide the CEO with the best possible basis for deciding the company's direction, making decisions and executing and following up business activities. In addition, each of the CEC members is head of a separate business area or corporate function.

Changes in corporate structure and management team
Equinor is developing as a broad energy company. Hence, changes have been made in the corporate structure and management team to support improved value creation from our oil and gas portfolio, accelerated profitable growth within renewables and the development of low carbon solutions.

With effect from 1 June 2021 the business areas are:
- Exploration & Production Norway (EPN)
- Exploration & Production International (EPI)
- Renewables (REN)
- Technology, Digital & Innovation (TDI)
- Projects, Drilling & Procurement (PDP)
- Marketing, Midstream & Processing (MMP)

And corporate functions:
- Chief Financial Officer (CFO)
- Safety, Security & Sustainability (SSU)
- Legal & Compliance (LEG)
- People & Organisation (PO)
- Communication (COM)

The following changes to the Corporate Executive Committee have been announced 1 March 2022:
- Aksel Stenerud has been appointed Executive Vice President for the People and Organisation function with effect from 1 March.
- Jannik Lindbæk has been appointed Executive Vice President for Communication and is a formal member of the Corporate Executive Committee from 1 March 2022.
- Geir Tungesvik has been appointed Executive Vice President for the Projects, Drilling and Procurement business area with effect from 1 May 2022.

For further information on changes to the Corporate Executive Committee announced 1 March 2022, see our website at Changes in Equinor's Corporate Executive Committee.

Members of Equinor's corporate executive committee as of 31 December 2021:



Anders Opedal
Born: 1968
Position: President and chief executive officer (CEO) since 2 November 2020

External offices: None
Numbers of shares in Equinor ASA as of 31 December 2021: 41,458
Loans from Equinor: None
Experience; Opedal joined Equinor in 1997. From 2018 -2020 he held the position of Executive Vice President Technology, Projects and Drilling. From August to October 2018, he was Executive Vice President for Development, Production Brazil and prior to this Senior Vice President for Development, Production International Brazil. He also held the position as Equinor's Chief Operating Officer. In 2011 he took on the role as Senior Vice President in Technology, Projects and Drilling; where he was responsible for Equinor's NOK 300 billion project portfolio. From 2007 - 2010 he served as Chief Procurement Officer. He has held a range of technical, operational and leadership positions in the company and started as a petroleum engineer in the Statfjord operations. Prior to Equinor Opedal worked for Schlumberger and Baker Hughes.
Education: MBA from Heriot-Watt University and master's degree in Engineering (sivilingeniør) from the Norwegian Institute of Technology (NTH) in Trondheim.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Opedal is a Norwegian citizen and resident in Norway.



Ulrica Fearn
Born: 1973
Position: Executive vice president and chief financial officer (CFO) since 16 June 2021

External offices: None
Number of shares in Equinor ASA as of 31 December 2021: None
Loans from Equinor: None
Experience: Fearn joined Equinor on 16 June 2021. She comes from the position of Director of Group Finance at BT Plc, a position which she held since 2017. Prior to BT, Fearn held various leadership positions in Diageo Plc from 1998 - 2017.
Education: Master's degree in business and finance from the University of Halmstad.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Fearn is a Swedish citizen and resident in Norway.



Jannicke Nilsson
Born: 1965
Position: Executive vice president safety, security & sustainability (SSU) since 1 June 2021

External offices: Member of the board of Odfjell SE and Jotun A/S
Number of shares in Equinor ASA as of 31 December 2021: 56,272
Loans from Equinor: None
Experience: Nilsson joined Equinor in 1999. She comes from the position of Executive Vice President and COO, which she held from 1 December 2016. As COO, she established the Digital Centre of Excellence in 2017 to drive Equinor digital transformation to deliver tangible performance within its always safe, high value and low carbon values. In August 2013 she was appointed Programme Leader for the Equinor Technical Efficiency Programme (STEP). She has held a number of central management positions within Upstream Operations Norway, including Senior Vice President for Technical Excellence in Technology, Projects & Drilling, Senior Vice President for Operations North Sea, Vice President for Modifications and Project Portfolio Bergen and Platform Manager at Oseberg South.
Education: MSc in cybernetics and process automation and a BSc in automation from the Rogaland Regional College/University of Stavanger.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Nilsson is a Norwegian citizen and resident in Norway.



Kjetil Hove
Born: 1965
Position: Executive vice president Exploration & Production Norway (EPN) since 1 January 2021

External offices: Member of the board of The Norwegian Oil & Gas Association (Norsk Olje & Gass)
Number of shares in Equinor ASA as of 31 December 2021: 17,017
Loans from Equinor: None
Experience: Hove joined Equinor in 1991. He has held several central management positions in Equinor. He comes from the position of Senior Vice President Field Life Extension, which he held since January 2020. Prior to this, Hove was Senior Vice President for Operations Technology in Development & Production Norway. From 2000 - 2012 he worked internationally, including as Country Manager for Equinor in Brazil for 3.5 years. Hove started his career in 1991 in Norsk Hydro within petroleum technology holding various positions within exploration, field development and operations in Norway.
Education: Master's degree in petroleum engineering from Norwegian University of Science and Technology (NTNU).
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Hove is a Norwegian citizen and resident in Norway.



Al Cook
Born: 1975
Position: Executive vice president Exploration & Production International (EPI) since 1 January 2021

External offices: Member of the board of The Power of Nutrition
Number of shares in Equinor ASA as of 31 December 2021: 3,738
Loans from Equinor: None
Experience: Cook joined Equinor in 2016. He comes from the position of Executive Vice President Global Strategy & Business Development (GSB), which he had since May 2018. He started as SVP in Development & Production International (DPI) overseeing operations in Angola, Argentina, Azerbaijan, Libya, Nigeria, Russia and Venezuela. He joined from bp, where he was Chief of Staff to the CEO. From 2009 - 2014 Cook led the development of the Southern Gas Corridor from Azerbaijan to Europe. From 2005 - 2009 he led exploration and project developments in Vietnam and acted as President for bp Vietnam. He worked in field operations in the North Sea from 2002 - 2005, becoming Offshore Installation Manager on the Cleeton platform. Cook joined BP in 1996, initially working in commercial, project and exploration roles.
Education: MA in Natural Sciences from St. John's College, Cambridge University and International Executive Programme at INSEAD.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Cook is a UK citizen and resident in the UK.



Arne Sigve Nylund
Born: 1960
Position: Executive vice president Projects, Drilling & Procurement (PDP) since 1 January 2021

External offices: None
Number of shares in Equinor ASA as of 31 December 2021: 15,820
Loans from Equinor: None
Experience: Nylund joined Equinor in 1987. He comes from the position of Executive Vice President, Development & Production Norway (DPN) which he has had since 1 January 2014. He has held several central management positions in Equinor. Before he started in Equinor Nylund was employed with Mobil Exploration Inc.
Education: Mechanical Engineer from Stavanger College of Engineering with further qualifications in operational technology from Rogaland Regional College/University of Stavanger (UiS). Business graduate of the Norwegian School of Business and Management (NHH).
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Nylund is a Norwegian citizen and resident in Norway.



Irene Rummelhoff
Born: 1967
Position: Executive vice president Marketing, Midstream & Processing (MMP) since 17 August 2018

External offices: Deputy chair of the board of Norsk Hydro ASA.
Number of shares in Equinor ASA as of 31 December 2021: 25,036
Loans from Equinor: None
Experience: Rummelhoff joined Equinor in 1991. She has held a number of management positions within international business development, exploration, and the downstream business in Equinor. Her most recent position, which she held from June 2015, was as Executive Vice President New Energy Solutions (NES).
Education: Master's degree in Petroleum Geosciences from the Norwegian Institute of Technology (NTH).
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Rummelhoff is a Norwegian citizen and resident in Norway.



Pål Eitrheim
Born: 1971
Position: Executive vice president Renewables (REN) since 17 August 2018

External offices: Member of the board of the Confederation of Norwegian Enterprise (NHO)
Number of shares in Equinor ASA as of 31 December 2021: 17,840
Loans from Equinor: None
Experience: Eitrheim joined Equinor in 1998. He has held a range of leadership positions in Equinor in Azerbaijan, Washington DC, the CEO office, corporate strategy and Brazil. In 2017-2018 he was Chief Procurement Officer. Between 2014 - 2017 he led Equinor's upstream business in Brazil. In 2013 Eitrheim led the Secretariat for the investigation into the terrorist attack on the In Amenas gas processing facility in Algeria.
Education: Master's degree in Comparative Politics from the University of Bergen, Norway and University College Dublin, Ireland.
Family relations: No family relations to other members of the corporate executive committee, the board or the corporate assembly.
Other matters: Eitrheim is a Norwegian citizen and resident in Norway.



Carri Lockhart
Born: 1971
Position: Executive vice president Technology, Digital & Innovation (TDI) since 1 June 2021

External offices: None
Number of shares in Equinor ASA as of 31 December 2021: 8,450
Loans from Equinor ASA: None
Experience: Lockhart joined Equinor in 2016. She comes from the position of Senior Vice President Portfolio & Partner Operated in Development & Production International, which she has held since August 2018. Prior to this, she was Senior Vice President for Equinor's U.S. Offshore business. She started her career with Marathon Oil as a reservoir engineer in Anchorage, Alaska. Lockhart has held a variety of leadership roles across the upstream organisation with experience in offshore, onshore conventional and unconventional assets, field supervision, facilities construction and operations, international country management, strategic planning and business development.
Education: Bachelor of Science degree in Petroleum Engineering from Montana College of Mineral Science and Technology.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Lockhart is an American citizen and resident in Norway.



Siv Helen Rygh Torstensen
Born: 1970
Position: Executive vice president and General Counsel Legal & Compliance (LEG) since 1 June 2021

External offices: Member of the Council of Ethics, the Government Pension Fund Global
Number of shares in Equinor ASA as of 31 December 2021: 13,318
Loans from Equinor ASA: None
Experience: Rygh Torstensen joined Equinor in 1998. She comes from the position of Senior Vice President and General Counsel, which she held since 1 August 2019. Prior to that she held the position as Head of CEO office from July 2016. From 2011 - 2016 she was Vice President Corporate in LEG. From 1998 - 2011 Rygh Torstensen held various positions within LEG, including as Corporate Compliance Office and Acting General Counsel. Before joining Equinor she worked with the law firm Cappelen & Krefting DA and as a lawyer for Stavanger municipal council.
Education: Master of Law from the University of Bergen, Norway, and licensed as an Attorney at Law.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Rygh Torstensen is a Norwegian citizen and resident in Norway.



Ana Fonseca Nordang
Born: 1977
Position: Executive vice president People & Organisation (PO) since 1 June 2021

External offices: None
Number of shares in Equinor ASA as of 31 December 2021: 8,370
Loans from Equinor ASA: None
Experience: Fonseca Nordang joined Equinor in 2009 and has held various leadership roles across the company. Her most recent position, which she held from 1 September 2019, was Senior Vice President in People and Leadership (PL). From July 2017, she was Vice President in PL responsible for Executive and Leadership Development and Diversity & Inclusion. She served as Vice President, People and Organisation in Equinor's US operations from 2015 - 2017. From 2009 she had the role as Principle Consultant for Organisational Change and Capabilities. She has previously worked with Roxar (Emerson) where she was responsible for marketing for the software division. Prior to Roxar, she worked for CEB (Gartner), which she joined in 2001 in Washington, D.C. She led the launch of a successful new advisory practice serving mid-sized organisations. She then worked as Director of Middle Market Europe until joining Roxar in 2008.
Education: MBA from George Washington University School of Business in USA and a BA in Politics and International Relations from the University of Kent in the UK.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Fonseca Nordang is a Portuguese citizen and resident in Norway.

As part of its general loan arrangement for Equinor employees, Equinor has granted loans to Equinor-employed spouses of certain members of the corporate executive committee. Permanent employees in certain specified employee categories may take out a car loan from Equinor in accordance with standardised provisions set by the company. The standard maximum car loan is limited to the cost of the car, including registration fees, but not exceeding NOK 300,000. Employees outside the collective labour area are entitled to a car loan up to NOK 575,000 (vice presidents and senior vice presidents) or NOK 475,000 (other positions). The car loan is interest-free, but the tax value, "interest advantage", must be reported as salary. Permanent employees of Equinor ASA may also apply for a consumer loan up to NOK 350,000. The interest rate on consumer loans corresponds to the standard rate in effect at any time for "reasonable loans" from employer as decided by the Norwegian Ministry of Finance, i.e. the lowest rate an employer may offer without triggering taxation of the benefit for the employee.

Deviations from the Code of Practice: None

3.9 The work of the board of directors

The board is responsible for managing the Equinor group and for monitoring day-to-day management and the group's business activities. This means that the board is responsible for establishing control systems and for ensuring that Equinor operates in compliance with laws and regulations, with our values as stated in the Equinor Book and the Code of Conduct, as well as in accordance with the owners' expectations of good corporate governance. The board emphasises the safeguarding of the interests of all shareholders, but also the interests of Equinor's other stakeholders.

The board handles matters of major importance, or of an extraordinary nature, and may require the management to present other matters. An important task of the board is to appoint the chief executive officer (CEO) and stipulate their job instructions and terms and conditions of employment.

The board has adopted a generic annual plan for its work which is revised with regular intervals. Recurring items on the board's annual plan are: safety, security, sustainability and climate, corporate strategy, business plans, targets, quarterly and annual results, annual reporting, ethics, management's monthly performance reporting, management compensation issues, CEO and top management leadership assessment and succession planning, project status review, people and organisation strategy and priorities, two yearly discussions of main risks and risk issues and an annual review of the board's governing documentation.

Climate-related upside and downside risks, and Equinor's strategic response to these are discussed frequently by the board. In 2021, the board discussed climate change and the energy transition in most of the ordinary board meetings either as integral parts of strategy and investment discussions or as separate topics.

In February 2021, following-up on the net-zero ambition launched on 2 November 2020, the board participated in a second workshop which included climate risk training, building on the workshop conducted in 2020. In March, as part of Equinor's strategy for significant growth within renewables, the board participated in the second of two offshore wind deep dives, building on the workshop they conducted in December 2020. Finally, in June the board participated in a deep dive into Equinor's low carbon solutions focusing on the project portfolios, profitability and what it takes to deliver on the ambitions. At the beginning of each board meeting, the CEO meets separately with the board to discuss key matters in the company. At the end of all board meetings, the board has a closed session with only board members attending the discussions and evaluating the meeting. The CEO, the CFO, the head of Safety, Security & Sustainability, the senior vice president for communication, the general counsel and the company secretary attend all board meetings. Other members of the executive committee and senior management attend board meetings by invitation in connection with specific matters.

An induction programme with key members of the management is arranged for new board members. They receive an introduction to Equinor's business and relevant information about the company and the board's work.

The board conducts an annual self-evaluation of its own work and competence, with input from various sources, which generally is externally facilitated. In the annual board evaluation for 2021, climate change capabilities and knowledge were included as key components. The evaluation report is discussed in a board meeting and is made available to the nomination committee and also discussed in a meeting between the chair of the board and the nomination committee as input to the committee's work.

The entire board, or part of it, regularly visits several Equinor locations in Norway and globally, and a longer board trip for all board members to an international location is made at least every two years. When visiting Equinor locations globally, the board emphasises the importance of improving its insight into, and knowledge about, safety and security in Equinor's operations, Equinor's technical and commercial activities as well as the company's local organisations. In 2021, the board's visits were cancelled due to the Covid-19 situation and next board trip is planned for 2022. In 2021, the chair of the board visited the South Brooklyn Marine Terminal in the context of the US offshore wind business.

Requirements for board members
Under our Code of Conduct, which is approved by the board, and which applies to both management, employees and board members, individuals must behave impartially in all business dealings and not give other companies, organisations or individuals improper advantages.

The work of the board is based on rules of procedure that describe the board's responsibilities, duties and administrative procedures. They also describe the CEO's duties vis-à-vis the board of directors.

Further, they state that members of the board and the CEO may not participate in any discussion or decision of issues which are of special personal importance or special financial interest to them, or to any closely related party. Each board member and the CEO are individually responsible for ensuring that they are not disqualified from discussing any particular matter. Members of the board are obliged to disclose any interests they or their closely related parties may have in the outcome of a particular issue. The board must approve any agreement between the company and a member of the board or the CEO. The board must also approve any agreement between the company and a third party in which a member of the board or the CEO may have a special interest. Each member of the board shall also continuously assess whether there are circumstances which could undermine the general confidence in the director's independence. It is incumbent on each board member to be especially vigilant when making such assessments in connection with the board's handling of transactions, investments and strategic decisions. The board member shall immediately notify the chair of the board if such circumstances are present or arise and the chair of the board will determine how the matter will be dealt with. The board's rules of procedure will be adjusted in 2022 to reflect the updated recommendation in the Code of Practice chapter 9 relating to how the board and management shall treat agreements with related parties, including whether an independent valuation should be obtained. The board's rules of procedure are available on our website at www.equinor.com/board.

The board of directors' committees

Equinor's board has established three committees: the audit committee; the compensation and executive development committee; and the safety, sustainability and ethics committee. The committees prepare items for consideration by the board and their authority is limited to making such recommendations. The committees consist entirely of board members and answer to the board alone for the performance of their duties. Minutes of the committee meetings are sent to the whole board, and the chair of each committee regularly informs the board at board meetings about the committees' work. The composition and work of the committees are further described below.

Audit committee

The audit committee acts as a preparatory body for the board in connection with risk management, internal control and financial reporting, and other tasks assigned to the committee.

In particular, the audit committee shall assist the board in exercising its oversight responsibilities in relation to:
- The financial reporting process and the integrity of the financial statements.
- The company's internal control, internal audit and risk management systems and practices.
- The election of and qualifications, independence and oversight of the work of the external auditor.
- Business integrity, including handling of complaints and reports.
- Other duties as set out in the Norwegian Public Limited Liability Companies Act § 6-43 and Regulation 10A-3 of the US Securities Exchange Act and applicable listing requirements.

The audit committee reviews the effectiveness of the system for monitoring compliance with laws and regulations pertaining to business integrity and compliance with Equinor's Code of Conduct relevant to the committee's responsibilities.

Under Norwegian law, the external auditor is appointed by the shareholders at the annual general meeting based on a proposal from the corporate assembly. The audit committee is responsible for making recommendations regarding appointment, re-appointment or removal of the company's external auditor, and supports the board and the corporate assembly in their roles related to the election of external auditors for Equinor ASA at the annual general meeting.

The audit committee meets as often as it deems necessary, normally five to seven times every year, and holds meetings with the internal auditor and the external auditor on a regular basis without the company's management being present, including in relation to the financial statement and annual report.

The audit committee is also responsible for:
- Reviewing the scope of the audit and the nature of any non-audit services provided by external auditors.
- Ensuring that the company has procedures in place for receiving and dealing with complaints received by the company regarding accounting, internal control or auditing matters.
- Procedures for the confidential and anonymous submission by company employees, via the group's ethics helpline, of concerns regarding accounting or auditing matters, as well as other matters regarded as being in breach of the group's Code of Conduct, a material violation of an applicable US federal or state securities law, a material breach of fiduciary duties or a similar material violation of any other US or Norwegian statutory provision.

The audit committee is designated as the company's qualified legal compliance committee for the purposes of Part 205 in Title 17 of the US Code of Federal Regulations.

In the execution of its tasks, the audit committee may examine all activities and circumstances relating to the operations of the company. In this regard, the audit committee may request the CEO or any other employee to grant it access to information, facilities and personnel and such assistance as needed. The audit committee is authorised to carry out or instigate such investigations as it deems necessary in order to execute its tasks, and it may use the company's internal audit and investigation unit, the external auditor or other external advice and assistance. The costs of such work will be covered by the company.

The audit committee is only responsible to the board for the execution of its tasks. The work of the audit committee in no way alters the responsibility of the board and its individual members, and the board retains full responsibility for the audit committee's tasks.

Corporate Audit reports administratively to the president and CEO and functionally to the chair of the audit committee.

The board elects at least three of its members to serve on the audit committee and appoints one of them to act as chair. The employee-elected members of the board may nominate one member to the audit committee.

At year-end 2021, the audit committee members were Jeroen van der Veer (chair), Rebekka Glasser Herlofsen, Anne Drinkwater, Finn Bjørn Ruyter and Hilde Møllerstad (employee-elected board member).

The board of directors has determined that a member of the audit committee, Jeroen van der Veer, qualifies as an "audit committee financial expert", as defined in the SEC rules. The board of directors has also determined that the committee has the qualifications needed as defined in the Norwegian Public Limited Liability Companies Act. In addition, the board of directors has concluded that Jeroen van der Veer, Rebekka Glasser Herlofsen, Anne Drinkwater and Finn Bjørn Ruyter are independent within the meaning of the requirements in the Norwegian Public Limited Liability Companies Act and Rule 10A-3 under the Securities Exchange Act.

The CFO, general counsel, senior vice president for Accounting and Financial Compliance and senior vice president for Corporate Audit participate in the audit committee meetings, as well as representatives from the external auditor.

The audit committee held six regular meetings and two extraordinary meetings in 2021, in addition to two deep dive sessions into issues relevant to the committee, and attendance was 100%.

For a more detailed description of the objective and duties of the committee, see the instructions available at www.equinor.com/auditcommittee.

Compensation and executive development committee

The compensation and executive development committee acts as a preparatory body for the board and assists in matters relating to management compensation and leadership development. The main responsibilities of the compensation and executive development committee are:
- To make recommendations to the board in all matters relating to principles and the framework for executive rewards, remuneration strategies and concepts, the CEO's contract and terms of employment, and leadership development, assessments and succession planning.
- To be informed about and advise the company's management in its work on Equinor's remuneration strategy for senior executives and in drawing up appropriate remuneration policies for senior executives.
- To review Equinor's remuneration policies in order to safeguard the owners' long-term interests.

The committee assists the board on the philosophy, principles and strategy for the compensation of senior executives in Equinor, as well as climate and energy transition related goals as part of the remuneration policies.

The committee consists of up to six board members. At year-end 2021, the committee members were Jon Erik Reinhardsen (chair), Bjørn Tore Godal, Jonathan Lewis, Finn Bjørn Ruyter, Tove Andersen and Per Martin Labråten (employee-elected

board member). All the committee members are non-executive directors and the shareholder-elected committee members are deemed independent (under Equinor's framework).

The executive vice president People & Organisation participates in the compensation and executive development committee meetings.

The committee held six meetings in 2021 and attendance was 96,97%.

For a more detailed description of the objective and duties of the committee, see the instructions available at www.equinor.com/compensationcommittee.

Safety, sustainability and ethics committee

The safety, sustainability and ethics committee assists the board in reviewing the practices and performance of the company primarily in matters regarding safety, security, ethics, sustainability and climate. This includes quarterly reviews of the company's risk related to matters covered by the committee, practices and performance, including climate-related risks and performance, and an annual review of the sustainability report and the procedures for reporting on these matters.

In its business activities, Equinor is committed to comply with applicable laws and regulations and to act in an ethical, environmental, safe and socially responsible manner. The committee supports our commitment in this regard.

Establishing and maintaining this committee is intended to ensure that the board has a strong focus on and knowledge of these complex, important and constantly evolving areas of safety, security, ethics, sustainability and climate.

At year-end 2021, the safety, sustainability and ethics committee members were Anne Drinkwater (chair), Jeroen van der Veer, Bjørn Tore Godal, Jonathan Lewis, Stig Lægreid (employee-elected board member) and Per Martin Labråten (employee-elected board member).

The executive vice president Safety, Security & Sustainability, senior vice president Safety, general counsel, senior vice president Corporate Sustainability, senior vice president Corporate Audit and the chief ethics and compliance officer participate in the safety, sustainability and ethics committee meetings.

The committee held five meetings in 2021 and attendance was 100%.

For a more detailed description of the objective and duties of the committee, see the instructions available at www.equinor.com/ssecommittee.

Deviations from the Code of Practice: None

3.10 Risk management and internal control

Risk management

The board of directors oversees the company's internal control and overall risk management and assurance, and through its audit committee, reviews and monitors the effectiveness of the company's policies and practices in such regard. On an ongoing basis, the board and board audit committee discuss the company's enterprise risk management framework and three-lines of control model and learning from risk-adjusting actions and assurance activities. The board, board audit committee and board safety, sustainability and ethics committee, together, monitor and assess risks including legal, regulatory, financial, safety, security, sustainability and climate-related risks and the associated control measures put in place to manage them. Twice a year, the board receives and reviews an assessment of all top enterprise risks, material emerging risks and risk-issues, and discusses the company's risk profile.

Equinor manages risk to ensure that operations and other business activities are conducted in a safe and secure manner, in compliance with external and internal standards and requirements, so that unwanted incidents are avoided, and maximum value is created. The company's enterprise risk management framework endeavours to make risk considerations an integral part of realising its purpose and vision, and of driving day-to-day performance.

Through its three lines of control model, company-wide accountabilities for risk management, and responsibilities for risk analysis, monitoring, advise and assurance are defined across all relevant classes of risk, including business integrity risks (fraud, sanctions, competition, money laundering), safety/security/sustainability risks, financial/legal/regulatory risks, people risks and political/public affairs risks. Procedures and systems are in place to assess both potential financial impacts of risks on cash-flows and potential non-financial impacts of risks on people, the environment, physical assets, and ultimately, the company's reputation. Where necessary, operational risks are insured by the company's captive insurance company, that operates in both Norwegian and international insurance markets.

Further information about the risks and risk factors that the company's financial and operating results are subject to are presented in section 2.13 (risk review) of the Form 20-F.

Controls and procedures

This section describes controls and procedures relating to our financial reporting.

Evaluation of disclosure controls and procedures

The management of Equinor, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of 31 December 2021. Based on that evaluation, the chief executive officer and chief financial officer have concluded that these disclosure controls and procedures are effective at a reasonable level of assurance.

In designing and evaluating our disclosure controls and procedures, our management, with the participation of the chief executive officer and chief financial officer, recognised that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance that the desired control objectives will be achieved, and that the management must necessarily exercise judgment when evaluating possible controls and procedures. Because of the limitations inherent in all control systems, no evaluation of controls can provide absolute assurance that all control issues and any instances of fraud in the company have been detected.

Management's report on internal control over financial reporting

The management of Equinor is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of the chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Equinor's financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The accounting policies applied by the group also comply with IFRS as issued by the International Accounting Standards Board (IASB).

The management of Equinor has assessed the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Equinor's internal control over financial reporting as of 31 December 2021 was effective.

Equinor's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, provide reasonable assurance that transactions are recorded in the manner necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are only carried out in accordance with the authorisation of the management and directors of Equinor; and provide reasonable assurance regarding the prevention or timely detection of any unauthorised acquisition, use or disposition of Equinor's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with policies or procedures may deteriorate.

Attestation report of the registered public accounting firm

The effectiveness of internal control over financial reporting as of 31 December 2021 has been audited by Ernst & Young AS, an independent registered accounting firm that also audits the

Consolidated financial statements in this report. Their audit report on the internal control over financial reporting is included in section 4.1 Consolidated financial statements in this report.

Remediation of material weaknesses in prior year
As of 31 December 2021, management has completed the remediation work to address the material weaknesses identified as of 31 December 2020, as follows:
IT user access controls:
- The IT user access review controls have been assessed and the control attributes clarified to ensure operating effectiveness.
- The frequency of the existing review and security controls has been increased to strengthen the control framework.
- The coordination and monitoring activities related to the execution of the IT user access management controls have been increased, including further enhancement of the documentation.
- Competence has been strengthened by providing targeted training and coaching of relevant personnel executing controls.

Controls over sales and purchases of liquid and gas, including inventory variation, and power trading in the MMP segment:
- The internal control design has been strengthened to address design deficiencies, as well as the implementation of automated controls.
- Significant training activities have been conducted to enhance the documentation, improve the deviation handling procedures, and increase monitoring activities.
- Targeted training and coaching of relevant personnel executing controls has been provided, in particular on requirements for review controls and for ensuring completeness and accuracy of data and reports used in these controls.

Management believes the foregoing work has effectively remediated the material weaknesses.

Changes in internal control over financial reporting
Other than as described above, there were no significant changes in our internal control over financial reporting during the year ended 31 December 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Code of Conduct

Ethics – Equinor's approach
Equinor believes that responsible and ethical behaviour is a necessary condition for a sustainable business. Equinor's Code of Conduct is based on its values and reflects Equinor's commitment to high ethical standards in all its activities.

Our Code of Conduct
The Code of Conduct describes Equinor's code of business practice and the requirements for expected behaviour. The Code of Conduct applies to Equinor's board members, employees and hired personnel. It is divided into five main categories: The Equinor way, Respecting our people, Conducting our operations, Relating to our business partners and Communities and environment.

The Code of Conduct is approved by the board of directors.

Equinor seeks to work with others who share its commitment to ethics and compliance, and Equinor manages its risks through in-depth knowledge of suppliers, business partners and markets. Equinor expects its suppliers and business partners to comply with applicable laws, respect internationally recognised human rights and adhere to ethical standards which are consistent with Equinor's ethical requirements when working for or together with Equinor. In joint ventures and entities where Equinor does not have control, Equinor makes good faith efforts to encourage the adoption of ethics and anti-corruption policies and procedures that are consistent with its standards. Equinor will not tolerate any breaches of the Code of Conduct. Remedial measures may include termination of employment and reporting to relevant authorities.

Training and certifying the Code of Conduct
All Equinor employees must annually confirm electronically that they understand and will comply with the Code of Conduct and pass a quiz to certify as competent (Code certification). The Code certification reminds the individuals of their duty to comply with Equinor's values and ethical requirements, including how to report concerns.

In 2021, the Code of Conduct was included in Equinor's competence assurance management solution (CAMS), providing management with the opportunity to monitor the completion rate daily, and be more targeted in their follow-up based on completion data in the Code of Conduct dashboard.

Further, there are specific training on various compliance topics, including anti-corruption, anti-trust, anti-money laundering and sanctions. In 2021, many workshops were held virtually. The anti-corruption and anti-money laundering e-learning was updated in 2021.

Anti-corruption compliance program
Equinor is against all forms of corruption including bribery, facilitation payments and trading in influence. There is a company-wide anti-corruption compliance program which implements the zero-tolerance policy. The program includes mandatory procedures designed to comply with applicable laws and regulations, as well as guidance and training on relevant topics such as gifts, hospitality and conflict of interest. A global network of compliance officers, who support the integration of ethics and anti-corruption considerations into Equinor's business activities, constitute an important part of the program.

Equinor consistently works with its partners and suppliers on ethics and anti-corruption compliance and has initiated dialogue with several partners on the risks that we jointly face and actions that can be taken to address them. There are separate compliance policies and procedures describing Equinor's management of third-party corruption risk both in operated and non-operated joint ventures, and on integrity due diligence of third parties.

Open dialogue and raising concerns
Equinor is committed to maintain an open dialogue on ethical issues. The Code of Conduct requires those who suspect a violation of the Code of Conduct or other unethical conduct to raise their concern. Employees are encouraged to discuss

concerns with their leader. Equinor recognises that raising a concern is not always easy so there are several internal channels for taking concerns forward, including through People and Organisation or the ethics and compliance function in the legal department. Concerns can also be raised through the externally operated Ethics Helpline which is available 24/7 and allows for anonymous reporting and two-way communication. Equinor has a non-retaliation policy for anyone who raises an ethical or legal concern in good faith.

More information about Equinor's policies and requirements related to the Code of Conduct is available on www.equinor.com/en/about-us/ethics-and-compliance-in-equinor.html.

Deviations from the Code of Practice: None

3.11 Remuneration to the board of directors and corporate assembly

Remuneration to the board of directors

Approach to setting fees	Basis of fees	Other items
The remuneration to the board and its committees is decided by the corporate assembly, based on a recommendation from the nomination committee.	The board members have an annual, fixed remuneration, except for deputy members (only elected for employee-elected board members) who receive remuneration per meeting attended. Separate rates are set for the board's chair, deputy chair and other members. Separate rates are also adopted for the board's committees, with similar differentiation between the chair and the other members of each committee. The employee-elected members of the board receive the same remuneration as the shareholder-elected members. The board receives its remuneration by cash payment.	The board members from outside Scandinavia and outside Europe, respectively, receive separate travel allowances for each meeting attended. Remuneration for board membership is not linked to performance and no share or option programmes or similar structures are in place. Employee-elected board members may participate in variable pay, pension and benefit programs according to their location and grade in line with other employees. None of the shareholder-elected board members have a pension scheme or agreement concerning pay after termination of their office with the company. If shareholder-elected members of the board and/or companies they are associated with should take on specific assignments for Equinor in addition to their board membership, this will be disclosed to the full board.

In 2021, the total remuneration to the board, including fees for the board's three committees, was USD 833,146 (NOK 7,159,534).

Detailed information about the individual remuneration to the members of the board of directors in 2021 and their share ownership is provided in the table below.

Members of the board (figures in USD thousand except number of shares)	Total remuneration					Share ownership
	2017	2018	2019	2020	2021	2021
Jon Erik Reinhardsen (chair of the board)	37	117	110	108	119	4,584
Jeroen van der Veer (deputy chair of the board)	88	95	101	96	98	6,000
Bjørn Tore Godal	67	70	67	64	70	-
Rebekka Glasser Herlofsen	63	66	62	59	66	220
Anne Drinkwater	-	48	100	88	82	1,100
Jonathan Lewis	-	44	93	76	70	-
Finn Bjørn Ruyter	-	-	37	69	77	620
Tove Andersen	-	-	-	27	59	4,700
Per Martin Labråten[1]	33	59	56	54	66	2,642
Stig Lægreid[1]	57	59	56	54	59	125
Hilde Møllerstad [1]	-	-	32	59	66	5,234
Employee elected deputy members of the board						
Hans Einar Haldorsen	-	-	-	-	-	890
Bjørn Palerud	-	-	-	-	-	4,680
Anita Skaga Myking	-	-	-	-	-	4,199
Total remuneration	345	558	714	754	832	34,994

1) Employee-elected members of the board

Remuneration to the corporate assembly

Approach to setting fees	Basis of fees
The remuneration to the corporate assembly is decided by the general meeting, based on a recommendation from the nomination committee	The members have an annual, fixed remuneration, except for deputy members who receive remuneration per meeting attended. Separate rates are set for the corporate assembly's chair, deputy chair and other members. The employee-elected members of the corporate assembly receive the same remuneration as the shareholder-elected members.

In 2021, the total remuneration to the corporate assembly was USD 136,952 (NOK 1,176,880).

	Total remuneration	
Corporate assembly employee elected members (figures in USD thousand)	2020	2021
Berit Søgnen Sandven	6	6
Frode Mikkelsen	6	6
Lars Olav Grøvik	6	6
Oddvar Karlsen	6	6
Peter Bernhard Sabel	6	6
Terje S. Enes	6	6
Employee elected deputy members who received member fees		
Terje Herland	-	1
Dag-Rune Dale	-	1
Total remuneration	33	36

Deviations from the Code of Practice: None

3.12 Remuneration to the corporate executive committee

In 2021, the aggregate remuneration to the corporate executive committee was USD 11,936,197. The board of directors' complete remuneration policy and report for executive personnel follows.

Only the following portions of this section 3.12 Remuneration to the corporate executive committee form part of Equinor's annual report on Form 20-F as filed with the SEC: Equinor's performance framework and the link to business strategy, long-term interests and sustainability of the company; the table summarising the main elements of Equinor executive remuneration; the description of remuneration policy for international executives, duration of contracts with executive vice presidents, mobility, localisation and relocation; the description of the threshold for variable pay and company performance modifier; the description of pension and insurance schemes and severance pay arrangements; the description regarding release of earned LTI grants and bonus shares at termination of employment, the salary and employment conditions of other employees, the recruitment policy; the description regarding execution of the remuneration policy in 2021; the tables summarising the performance assessment, main objectives and KPIs for each perspective; the table summarising remuneration paid to each member of the corporate executive committee; and the description regarding share ownership, including the summary table.

Remuneration policy

The following guidelines for remuneration of Equinor' corporate executive committee proposed by the board of directors were approved by the 2021[20] annual general meeting, pursuant to the Norwegian Public Limited Liability Companies Act, section *6-16 a* and supplementing regulations. The policy also includes compensation to members of the board of directors and the corporate assembly employed by the company, which is explained in section 3.11 Remuneration to the board of directors and corporate assembly. The policy is subject to approval by the annual general meeting at every material change and, in any case, at least every fourth year.

Equinor's remuneration policy and terms are aligned with the company's overall strategy, values, people policy and performance-oriented framework. Our rewards and recognition for executives are designed to attract and retain the right people; people who are committed to deliver on our business strategy and able to adapt to a changing business environment. Equinor's remuneration framework contributes to the business strategy, long-term interests and sustainability of the company.

A key role for the board of directors is to ensure that executive compensation is competitive, but not market leading, in the markets where we operate. The board is committed to ensuring that executive compensation is fair and aligned with our overall remuneration philosophy and compensation levels in the company, and in line with shareholders' interests.

The remuneration policy is an integrated part of our values-based performance framework. It has been designed to:

- Contribute to the business strategy, long-term interests and sustainability of the company
- Strengthen the common interests of employees in the Equinor group and its shareholders

- Reflect the company's overall performance and financial results
- Be competitive and aligned with local markets
- Equally reward and recognise "What" we deliver and "How" we deliver
- Differentiate on the basis of responsibilities and performance
- Be acknowledged as fair, transparent, consistent and non-discriminatory
- Promote collaboration and teamwork
- Fully align with our values and HSE standards
- Promote continuous improvement and a sustainable cost level

The decision-making process

The decision-making process for implementing or changing our remuneration policy, and the determination of salaries and other remuneration for the corporate executive committee, are in accordance with the provisions of the Norwegian public limited liability companies act sections 5-6 and 6-16 a and the board's rules of procedure. The board of director's rules of procedure are available at www.equinor.com/board.

The board of directors has appointed a designated compensation and executive development committee. The compensation and executive development committee is a preparatory body for the board of directors. The committee's main objective is to assist the board of directors in its work relating to the terms of employment for Equinor's chief executive officer and the main principles and strategy for the remuneration and leadership development of our senior executives. The board of directors determines the chief executive officer's salary and other terms of employment. The committee shall prepare a proposal for new guidelines at every material change and, in any case, every fourth year and submit it to the general meeting for resolution. The guidelines shall be in force until new guidelines have been adopted by the general meeting.

The compensation and executive development committee answers to the board of Equinor ASA for the performance of its duties. The work of the committee in no way alters the responsibilities of the board of directors or the individual board members.

For further details about the roles and responsibilities of the compensation and executive development committee, please

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[20] To align with the updated "The State's Guidelines for the Remuneration of Senior Executives in Companies with State Ownership (Stipulated by the Ministry of Trade, Industry and Fisheries on 30 April 2021), the maximum AVP potential has been reduced and the lock-in period for shares under the employee share savings plan for the EVPs has been increased, ref. table "Main elements – Equinor executive remuneration". These changes have not been compensated for.

refer to the committee's instructions available at www.equinor.com/compensationcommittee.

Equinor purpose, vision and overall strategy
Equinor's purpose is turning natural resources into energy for people and progress for society, and our vision is to shape the future of energy. We are strongly committed to creating shareholder value and with a leading role in the energy transition towards a low-carbon future.

While our strategic pillars of "always safe", "high value" and "low carbon" remain firm, we will further strengthen in the areas of a) an optimised oil & gas portfolio, b) a faster growing renewable business, c) expanding our low-carbon solutions business.

Within all areas, technology and innovation will be key accelerators to drive value and improved performance. We will use our strengths and experience within the oil & gas portfolio as a foundation for developing offshore wind at scale, establishing new value chains, and for developing new low carbon energy sources.

Equinor's performance framework and the link to business strategy, long-term interests and sustainability of the company
Our performance framework translates the company vision, values and strategy into actions and results for the company, its units, teams and every leader and employee.

Performance is evaluated in two dimensions; "What" we deliver and "How" we deliver. This is the core of our values-based performance culture and means that delivery ("what") and behaviour ("how") are equally weighted when recognising and rewarding individual performance.

"What" we deliver (business delivery) is defined through the company's performance framework "Ambition to Action", which addresses strategic objectives, key performance Indicators (KPIs) and actions across the five perspectives; Safety, Security and Sustainability, People and Organisation, Operations, Market and Finance. Generally, Equinor believes in setting ambitious targets to inspire and drive strong performance. Each year individual performance goals ("what") based on the company's "Ambition to Action" are established for the CEO and the executive vice presidents.

The board decides annually a set of strategic objectives and KPIs that will form basis for the assessment of the business delivery dimension ("What"). These KPIs and related targets for the upcoming performance year shall be disclosed in the annual remuneration report. Examples of such KPIs are Serious Incident Frequency (SIF), CO_2 intensity for the upstream portfolio, Levelised cost of energy (LCOE), Production efficiency (PE), Production based availability (PBA), Relative Total Shareholder Return (TSR), Relative ROACE, Improvement impact etc.

Goals on "How" we deliver are based on Equinor's core values and leadership principles and address the behaviour required and expected to achieve the delivery goals. We believe in developing a strong leadership and culture recognised by our values, driving the long-term and sustainable success of the company. The CEO and the executive vice presidents have individual behaviour goals within prioritised behaviour themes such as safety and compliance, empowerment, diversity and inclusion, collaboration and sustainability and climate.

Performance evaluation is holistic, involving both measurement and assessment. Significant changes in assumptions are taken into account, as well as target ambition levels, sustainability of delivered results and strategic contribution.

The balanced approach, which involves a broad set of goals defined in relation to both "What" and "How" dimensions and an overall performance evaluation, significantly reduces the likelihood that remuneration policies may incentivise excessive risk-taking or have other material adverse effects.

The remuneration concept for the corporate executive committee
Equinor's remuneration for the corporate executive committee consists of the following core elements;

- Fixed remuneration: base salary and as applicable fixed salary addition
- Variable pay: annual variable pay (AVP) and long-term incentive (LTI)
- Benefits: primarily pension, insurance and share savings plan

The following table illustrate how the reward policy is translated into our key remuneration elements.

Main elements - Equinor executive remuneration

Remuneration element	Objective	Award level	Performance criteria
Base salary	Attract and retain the right individuals by providing competitive but not market-leading terms.	We offer base salary levels which are aligned with and differentiated according to the individual's responsibility, performance and contribution to company's goals. The level is competitive in the markets in which we operate.	The base salary is normally subject to annual review based on an evaluation of the individual's performance and contribution to the company's goals.
Fixed salary addition	The fixed salary addition is paid in lieu of pension accrual above 12G, applied as a supplementing fixed remuneration element to be competitive in the market.	Members of the corporate executive committee employed by Equinor ASA prior to 1 September 2017, that have taken up their first position in the CEC after 13 February 2015, receive a fixed salary addition in lieu of pension accrual above 12G [21] with reference to the section on pension and insurance scheme.	No performance criteria are linked to the fixed salary addition. The fixed salary addition is not pensionable and does not form basis for variable pay.
Annual variable pay (AVP)	Encourage our pay for performance culture and individual's contribution to the company's business strategy. Rewarding individuals for annual achievement of business objectives, both the "What" and the "How".	Members of the corporate executive committee employed by Equinor ASA are from performance year 2022 entitled to annual variable pay ranging from 0 – 45% of their base salary. Target [22] value is 25%. For members of the CEC employed outside the Norwegian market, see section below on remuneration policy for international executives. The threshold principles and the company performance modifier are applied (see explanations below). The company reserves the right to recover all or part of the annual bonus, if performance data is subsequently proven to be misstated.	Performance is measured over one financial year and is based on the achievement of annual performance goals ("How" and "What" to deliver), in order to create long-term and sustainable shareholder value. Assessment of goals defined in the individual's performance contract including objectives related to selected KPI's on the balanced scorecard constitute the basis for annual variable pay.
Long-term incentive (LTI)	Strengthen the alignment of top management and shareholders' long-term interests and sustainability of the company. Retention of key executives.	For members of the corporate executive committee employed by Equinor ASA, the LTI is calculated as a portion of the participant's base salary. On behalf of the participant, the company acquires shares equivalent to the net annual grant amount. The shares are subject to a three-year lock-in period and then released for the participant's disposal. If the lock-in obligations are not fulfilled, the executive has to pay back the gross value of the locked-in shares limited to the gross value of the grant amount. The level of the annual LTI reward for the CEC members employed by Equinor ASA is in the range of 25-30% of the base salary. For members of the CEC employed outside the Norwegian market, see section below on remuneration policy for international executives. The threshold principles are applied to the annual grant. The company performance modifier is not applied to the LTI in Equinor ASA.	In Equinor ASA, LTI participation and grant level are reflective of the level and impact of the position and company performance as reflected by the threshold.
Pension & insurance schemes	Provide competitive postemployment and other benefits.	The company offers a general occupational pension plan and insurance scheme aligned with local markets. Reference is made to the section on pension and insurance scheme.	N/A
Employee share savings programme (SSP)	Align and strengthen employee and shareholders' interests and remunerate for long term commitment and value creation.	Eligibility extends to all employees at Equinor and in all markets, subject to local legislation. Participants can purchase shares up to 5% of base salary.	With effect from 2022 share savings, bonus shares from the share saving programme will be awarded to the CEO and EVPs after a lock in period of 3 calendar years after the year of saving.
Other taxable and non-taxable benefits	Attract and retain the right individuals by providing competitive but not market-leading terms.	The members of the corporate executive committee have benefits in-kind such as company car and health checks. They are also eligible for participation in the share saving scheme as described above, and they take part in the general benefit and welfare program of the company.	N/A

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[21] G represents the basic amount of the Norwegian social security system. 1G per 31 December 2021 equals NOK 106,399.
[22] Target value reflects satisfactory deliveries according to agreed goals

Remuneration policy for international executives
Equinor is a broad global energy company, developing oil, gas, wind and solar energy in around 30 countries. The company has high goals related to diversity and inclusion, and diversity at all levels including among top management is crucial in ensuring the long-term sustainable success of the company. From time to time the company will appoint executives employed in international markets with different framework for executive base pay, variable pay and benefits, than what is the case in the Norwegian market. To be able to hire international executives, the company needs to offer competitive compensation in the markets where it operates. The policy of being competitive but not market leading still remains.

In order to ensure Equinor's competitive position and attract talent in the international market, the board of directors has the mandate to exceed the levels for variable pay and pension terms described in the table above, for remuneration of executive vice presidents hired in the international market and the remuneration level will reflect the at any time prevailing and documented market level for the EVP position. The annual variable pay shall not exceed 50% of base salary at target (100% maximum) and the long-term incentive (LTI) annual grant shall be maximum 70% of base salary. The threshold for variable pay and the company performance modifier as described below will apply. For the international LTI a three years' average company performance modifier will be applied. Pension contribution will be in accordance with the local market, and the 12G cap on pension used in the Norwegian tax favored regime is not applicable for the international executives. Any decision on terms and conditions as described above will be included in the remuneration report subject to review and endorsement by the annual general meeting.

Duration of contracts with executive vice presidents
Duration of contracts with the executive vice presidents are not limited to a certain period and are valid until the executive resigns from the position or enters into a new position in the company.

Mobility
To support the company's need for a mobile workforce also at the senior executive level, the company's standard international assignment framework can be used for candidates employed in a different country than the location of the CEC role. International assignment for a CEC position will normally be limited to a three-year period.

Localisation and relocation
If an executive is recruited to Equinor and employed on local terms and conditions different from the executive's country and market, the company may decide to cover reasonable relocation costs including housing and schooling within the international assignment framework for these elements for a period up to two years.

Threshold for variable pay and company performance modifier
The threshold and company performance modifier are implemented to strengthen the link between the company's overall financial results and the individual variable pay.

Threshold
The threshold is implemented for affordability reasons to ensure that no or reduced variable pay would be granted if the company's financial performance and position is weak and in a critical situation. The financial threshold is applicable for payment of annual variable pay and award of LTI grant.

The threshold has the following guiding parameters;
1) Cash flows provided by operating activities after tax and before working capital items
2) Net debt ratio and development
3) Company's overall operational and financial performance.

"Green zone"
Cash flows provided by operating activities after tax and before working capital items higher than USD 12 billion and a net debt ratio below 30% will normally guide for no reduction of bonus.

"Yellow zone"
Cash flows provided by operating activities after tax and before working capital items lower than USD 12 billion but higher than USD 8 billion and a net debt ratio between 30% and 45% will normally guide a reduction of bonus but not annulment.

"Red zone"
Cash flows provided by operating activities after tax and before working capital items lower than USD 8 billion and a net debt ratio above 45% will normally guide no bonus.

Application of the threshold is subject to a discretionary assessment of the company's overall performance by the board of directors. These measures and targets are indicative and will form part of a broader assessment of bonus award. The conclusion considers both achieved results and how these results are expected to impact the company's medium and long-term development and value creation.

Company performance modifier
Based on approval by the annual general meeting in 2016, a company performance modifier was introduced and has been applied in the calculation of variable pay.

The company performance will be assessed against two equally weighted measures: relative total shareholder return (TSR) and relative return on average capital employed (ROACE). TSR and ROACE are currently also applied as performance indicators in the corporate performance management system.

The results of these two performance measures are compared to our peers and determine Equinor's relative position. A position of Quartile 1 means that Equinor is amongst the top scoring quartile of peer companies. A position of Quartile 4 means that Equinor is in the bottom performing quartile. In years with strong deliveries on relative TSR and ROACE, the matrix will result in the variable pay being modified with a factor higher than one and, correspondingly, lower than one in weak years. The combination of ratings for both measures, will act as a 'multiplier' according to the guideline in the matrix displayed below.



By applying relative numbers, the effect of fluctuating oil price will be reduced.

Within the framework of 50 - 150%, the matrix is a guideline and the multiplier (percentages) may be adjusted if oil or gas price effects or other occurrences outside the control of the company are deemed to cause disproportionate results in a given year. Application of the modifier is subject to discretionary assessment based on the company's overall performance.

The company performance modifier will be used in calculations of annual variable pay for members of the corporate executive committee. The modifier will also be applied in other variable pay schemes below the corporate executive level. Further application of the company performance modifier will also be assessed and decided if deemed appropriate.

The annual variable pay for members of the corporate executive committee employed by Equinor ASA will be **within a framework of 45% of base salary, irrespective of the result of the modifier.**

Pension and insurance schemes
Members of the corporate executive committee in Equinor ASA are covered by the company's general occupational pension scheme which is a defined contribution scheme with a contribution level of 7% below 7,1 G and 22% above 7,1 G. A defined benefit scheme is retained by a grandfathered group of employees. For new members of the corporate executive committee appointed after 13 February 2015, a cap on pension contribution at 12 G is applied. In lieu of pension accrual above 12 G a fixed salary addition of 18% is provided. This element does not form basis of calculation of AVP and LTI. The 12 G cap is based on the Norwegian tax favoured occupational pension schemes and will not be applied to the pension schemes of executives employed outside Norway.

Members of the corporate executive committee employed in Equinor ASA and appointed before 13 February 2015, maintain their pension contribution above 12 G based on obligations in previously established agreements.

Pension terms that historically have been individually agreed with elements outside the framework above will be described in the annual remuneration report.

Equinor ASA has implemented a general cap on pensionable income at 12 G for all new hires into the company employed as of 1 September 2017.

In addition to the pension benefits outlined above, the executive vice presidents in the parent company are offered disability and dependents' benefits in accordance with Equinor's general pension plan/defined benefit plan. Members of the corporate executive committee are covered by the general insurance schemes applicable within Equinor.

Severance pay arrangements
The chief executive officer and the executive vice presidents are entitled to a severance payment equivalent to six months' salary, commencing after the six months' notice period, when the resignation is requested by the company. The same amount of severance payment is also payable if the parties agree that the employment should be discontinued, and the individual gives notice pursuant to a written agreement with the company. Any other payment earned by the individual during the period of severance payment will be fully deducted. This relates to earnings from any employment or business activity where the individual has active ownership.

The entitlement to severance payment is conditional on the chief executive officer or the executive vice president not being guilty of gross misconduct, gross negligence, disloyalty or other material breach of his/her duties.

The chief executive officer's/executive vice president's own notice will not instigate any severance payment.

Release of earned LTI grants and bonus shares at end of employment
If termination of employment is based on a mutual agreement between the executive and Equinor, the company may decide to release locked in LTI shares and award already earned bonus shares in the share savings scheme at the end of employment.

Salary and employment conditions of other employees
Salary and employment conditions of employees of the company have been taken into account when establishing the remuneration policy. The remuneration and employment framework for the members of the executive committee are based on the same main principles as applicable for the remuneration frameworks for senior leaders in the company in general.

Recruitment policy
From time to time, Equinor may recruit executives from outside of the organisation. Our principles are designed to attract and retain the right individuals to ensure the successful implementation of our strategy and to safeguard our long-term interests.

If an individual forfeits remuneration as a result of recruitment to Equinor, the company can compensate partly or fully for the documented financial loss of unvested short and long-term incentive opportunity held by preferred external candidates. Such decision will take into consideration the vehicle, expected value and timing of forfeited awards. Any buy-out will be limited to one year's base salary and normally paid over a period of 24 months.

Remuneration report

Execution of the remuneration policy and principles in 2021

The board of directors proposes the following remuneration report for Equinor' corporate executive committee, where an advisory vote shall be held by the 2022 annual general meeting, pursuant to the Norwegian Public Limited Liability Companies Act, section 6-16b and regulation 2020-12-11-2730 and the Norwegian Accounting Act section 7-31b.

Performance assessment for 2021

In 2021, the main business objectives and KPIs for each perspective were as outlined below. Each perspective was in addition supported by comprehensive plans and actions.

Strategic objectives		2021 assessment
Safety, security and sustainability	These strategic objectives and actions address safety, security and sustainability	The Serious Incident Frequency ratio (SIF) had a positive development and ended at all time low and on target of 0.4. However, the positive development seen in previous years related to both Total Recordable Injury Frequency (TRIF) and the number of oil and gas leakages showed a negative trend and ended higher in 2021 than in 2020. The number of oil and gas leakages was 12 in 2021 compared to 11 in 2020. The number of red incidents is however lower than in 2020. The 2021 CO2 intensity for the upstream portfolio ended at 7 kg/boe. The low result comparted to the 8 kg /boe in 2020 was impacted by high gas production and high production share and regularity from low intensity fields. There is strong focus across the organisation on continuous improvement of the safety, security and sustainability results.
People and organisation	These strategic objectives and actions address a value based and high performing organisation	In 2021. employees spent more time on learning than the previous year. However, the result on the Global People Survey people development index has suffered a decline to 68, indicating lower satisfaction with development opportunities then in 2020, when the index was at 71. The inclusion index for 2021 was 77 slightly negative compared to the all-time high 2020 result of 78. The trend on the diversity index is positive, increasing from 37 in 2020 to 42 in 2021.
Operations	These strategic objectives and actions address reliable and cost-efficient operations, and industry transformation	The production efficiency (PE) in 2021 had a positive development compared to the 2020 result and ended at 92.3%. 7 assets had a PE of more than 94%. Peregrino and Snøhvit is excluded from the calculation since these assets have been out of operation the whole year. The 12-month rolling average delivery on the Production Based Availability (PBA) indicator for 2021 ended on 96.5% which is at the same level as for 2020. The result is slightly below the 2021 target of 97%.
Market	These strategic objectives and actions address a flexible and resilient energy portfolio	The organic capex guiding for 2021 was around USD 8 billion and the year-end result is USD 7.9 billion. During 2021 continuous focus on capital discipline and improvements have continued. This has given a strong portfolio demonstrating robustness towards the lower prices. The proved reserves replacement ratio (RRR) for 2021 is 1.1, mainly due to large positive revision caused by higher prices and the inclusion of Bacalhau. The improvement in Levelised Cost of Energy (LCOE) ended at 4% year on year which is 2%-points better than the target. The value on the renewable portfolio indicator has also developed positively mainly due to gain on sales of US projects (Empire and Beacon Wind) and Dogger Bank A/B. Value creation from exploration ended at 1.1 – above target of 0.2. The good result is driven by promising discoveries on Norwegian Continental Shelf as well as positive revisions in international asset.
Finance	These strategic objectives and actions address cash generation, profitability and competitiveness	Equinor ended as number two in the peer group on relative shareholder return (TSR) for 2021. This is a first quartile result better than the target to be above the average among the peer group. On relative ROACE, Equinor was also ranked as number two in the peer group, a position of first quartile, above the target of being better than average in the peer group The fixed opex and SG&A indicator for 2021 ended at the same level as the baseline, which is below target of a 5% reduction. Continuous strong focus on the cost development will be important for 2022.The improvement impact potential towards 2025 has developed positively during 2021 mainly driven by the value created by exporting the gas produced at Gina Krogh instead of injection. The realised improvements for 2021 is around USD 1,8 billion.

Board of director's assessment of the chief executive officer's performance

The business delivery dimension ("What") for the CEO's variable remuneration (performance year 2021) was based on an assessment against on the following KPIs: SIF, CO_2 intensity, Improvement in LCoE, relative TSR, relative ROACE and fixed OPEX and SG&A.

In its assessment of the chief executive officer's performance for 2021, the board of directors has highlighted that the deliveries in key areas have been above, at and below targets. The year has been impacted by the pandemic, but the markets have also shown strong recovery, with high volatility. The ability to capture higher prices have been one area of focus in the board's evaluation of the CEO. Within safety, the Total Serious Incident Frequency (SIF) has improved compared to 2020 and reached the target of 0.4. This is the lowest level in the company's history. The Total Recordable Incident Frequency and number of oil and gas leakages had a negative trend in 2021. This underlines the need for a continued strong focus on safety to improve the performance.

The CO_2 intensity for the upstream portfolio improved compared to 2020 result and ended better than the target set for 2021. Capex was delivered in line with the updated guiding provided to the market. The fixed operating costs ended at similar level as for 2020 and did not reach the targeted improvement. In 2021 some important projects came on stream, but there has been delays for part of the project development portfolio. The company delivered oil and gas production above the guided level, where a high production efficiency had a strong contribution to the production growth. During the year, the company has taken important steps in the energy transition and the updated strategy was communicated at the capital market day in June. There were positive developments in the reserve replacement ratio for oil and gas, the value of the renewable portfolio and the levelized cost of energy which ended better than target.

The significant transformation of the organisation and the implementation of the adjustments to the strategic ambitions, to better align with the company`s objectives in the energy transition, were visible throughout the year. The internal general employee satisfaction saw a negative trend indicating the importance of increasing internal focus to align the organisation with the change agenda as well as identifying improvement areas.

Equinor was ranked number two in the peer group on relative TSR performance, above the target of being better than average in the peer group. On relative ROACE Equinor ranked second in the peer group which is better than the target set at above average for the peer group.

Ref. also Table 4 for details.

Key performance indicators for the chief executive officer for 2022

The business delivery dimension ("What") for the CEO's variable remuneration (performance year 2022) and base salary merit in 2023 will be based on an assessment against the following KPIs:

- Serious Incident Frequency: 0.4 or better
- CO_2 intensity for the upstream portfolio: 8 or better
- Relative Total Shareholder Return: ranked better than peer average
- Relative ROACE: Ranked in first quartile among peers
- Gross capex share renewable and low carbon solutions: >15%

Execution of the remuneration policy and principles in 2021

Introduction

- The remuneration policy and principles executed in 2021 were in accordance with the remuneration policy approved by the AGM on 11 May 2021.
- The LTI grants in 2021 were reduced by 50% of the maximum level, because LTI is subject to the previous year's threshold criteria. 2021 is the first year the threshold is applied in the international LTI plan.
- Based on the overall company performance in 2021 and in accordance with the threshold criteria described in the remuneration policy the AVP payments were not reduced.
- The general salary increases for the members of the corporate executive committee in 2021 were in line with the general salary increase frame in Equinor ASA.
- The fixed salary addition of 18% of base salary in lieu of pension contribution above 12G is from 1 January 2021 no longer included in the basis for calculating the annual variable pay and long-term incentive.
- The values-based performance framework and the main remuneration elements in this policy applied both in Equinor ASA and our group companies. Adjustments and deviations were from time to time needed in group companies due to the need to adapt to market practice for certain personnel or local conditions.

Changes in Equinor's corporate structure and corporate executive committee in 2021

Changes to the corporate structure and corporate executive committee announced by the president and CEO in December 2020 took effect 1 June 2021.

- Arne Sigve Nylund who was EVP Technology Projects & Drilling (TPD) from 1 January to 31 May became EVP Projects, Drilling & Procurement (PDP) as of 1 June
- Jannicke Nilsson who was EVP chief operating officer (COO) until 31 May became EVP safety, security & sustainability (SSU) as of 1 June
- Pål Eitrheim who was EVP New Energy Solutions (NES) until 31 May became EVP Renewables (REN) as of 1 June
- Al Cook who had a combined role in the transition period from 1 January to 31 May as EVP Development and Production International (DPI), Global Strategy and Business Development (GSB), and Development and Production Brazil (DPB), became EVP Exploration and Production International (EPI) as of 1 June

- Tore M. Løseth continued in the role as acting EVP Exploration (EXP) until 31 May
- Svein Skeie continued in the role as acting EVP chief financial officer (CFO) until 15 June.

New members in the corporate executive committee are listed below.

- Kjetil Hove who was EVP Development and Production Norway (DPN) from 1 January to 31 May became EVP Exploration and Production Norway (EPN) as of 1 June
- Carri Lockhart became EVP Technology, Digital and Innovation (TDI) as of 1 June
- Ana P. F. Nordang became EVP people and organisation (PO) as of 1 June
- Siv Helen Rygh Torstensen became EVP legal and compliance (LEG) as of 1 June
- Ulrica Fearn became EVP and chief financial officer (CFO) as of 16 June

Irene Rummelhoff continued in the role as EVP Marketing, Midstream and Processing (MMP).

Executive terms and conditions

The base salary of Anders Opedal, president and CEO was set at NOK 9,100,000 at commencement 2 November 2020 and was raised to NOK 9,418,500 effective 1 September 2021. He participates in the variable pay schemes within the framework previously established for the CEO role. His annual variable pay target is 25% (maximum 50%) and long-term incentive 30% of base salary. The long-term incentive is reduced to 15% for 2021 after the application of the threshold at 50%. The pensionable salary is capped at 12 G. He receives a fixed salary addition of 18% of base salary in lieu of pension contribution above 12G. The addition does not form part of his pensionable income and is not included in the basis for the calculation of his annual variable pay or long-term incentive.

Ulrica Fearn is from 16 June 2021 the chief financial officer of the company. Fearn was recruited from UK and receive remuneration for her first year of service equal to being on international assignment from UK to Norway.

Alasdair Cook is from 1 June 2021 the EVP for the business area Exploration and Production International (EPI). He is employed by Equinor U.K. Ltd. The following terms has been decided for Cook as appropriate due to local market conditions.

- Annual variable pay target level at 40% of base salary (maximum 80%) subject to threshold and the company performance modifier of 0.5 – 1.5.
- Long term incentive grant of 70% of base salary, subject to a three-year average company modifier of 0.5 – 1.5 and threshold.
- Cash compensation in lieu of pension accrual.

Carri Lockhart is from 1 June 2021 the EVP for the new business area Technology, Digital and Innovation. She is employed by Equinor US Operations LLC. The following terms was decided as appropriate for Lockhart due to local market conditions.

- Annual variable pay target level at 50% of base salary (maximum 100%) subject to threshold and the company performance modifier of 0.5 – 1.5.
- Long term incentive grant of 70% of base salary, subject to a three years' average company modifier of 0.5 – 1.5 and threshold.
- Participation in the supplementary defined contribution pension scheme SERP is maintained. This was established with her former employer and continued in Equinor US Operations LLC when she joined in 2016. Final company contributions will be made in 2024.

These individual terms do not imply any change to the company's general remuneration concept for executive vice presidents, explained in the remuneration policy and table providing an overview of "Main elements - Equinor executive remuneration".

Pension schemes
Members of the corporate executive committee in Equinor ASA are covered by the company's general occupational pension scheme, which is a defined contribution scheme. A defined benefit scheme is retained for a grandfathered group of employees. In 2021, this applies to one member of the corporate executive committee, Arne Sigve Nylund. For new ASA members of the corporate executive committee appointed to the corporate executive committee after 13 February 2015, a cap on pension contribution at 12 G is applied. In lieu of pension accrual above 12 G a fixed salary addition is provided if the member of the corporate executive committee was employed in ASA before 1 September 2017. This addition does not form part either of the pensionable salary nor of the basis for variable pay. Members of the corporate executive committee appointed before 13 February 2015 maintain their pension contribution above 12 G based on obligations in previously established agreements.

Carri Lockhart participates in the US company pension scheme; and in addition, a supplementary pension scheme – SERP, Supplemental Executive Retirement Plan.

Alasdair Cook receives a cash compensation in lieu of pension scheme.

Company performance and the link to variable remuneration
Threshold for Annual variable pay relating to performance year 2021
Performance results according to the guiding parameters conclude that performance is in the "green zone":
1) Cash flows provided by operating activities after tax and before working capital items were more than USD 33 billion and above the threshold of USD 12 billion
2) Adjusted net debt ratio ended at -0,8% and is below the threshold of <30%
3) Company's overall operational and financial performance. In 2021 Equinor delivered record high cash-flow, the best result after tax since 2008 and strong operational performance. For further detail, see "Performance assessment for 2021".

Company modifier for variable pay relating to performance year 2021
The company modifier depends on the outcome of two metrics, ROACE and TSR, both parameters measured relatively to a peer group of 11 companies. The results for Equinor in 2021 were: relative ROACE number two and relative TSR number two in the peer group. This gives first quartile result for ROACE and first quartile result for TSR, which gives a company modifier of 150% for 2021.

Compensation to the corporate executive committee (CEC)

Table 1 and 2 – Remuneration of the corporate executive committee for the reported financial year

2021

Members of the corporate executive committee (figures in USD thousand)[1,2]	Fixed remuneration				Variable remuneration						
		Fees			One-year variable	Multi-year variable					
	Base salary	Fixed salary addition[3]	Other fees[4]	Fringe benefits[5]	AVP[6]	LTI[7]	SSP[8]	Extra-ordinary items	Pension expenses[9]	Total remune-ration	Proportion of fixed and var remuneration
Anders Opedal	1,071	193	84	22	493	159	4	0	30	2,055	68% / 32%
Irene Rummelhoff	469	85	55	10	201	58	14	0	31	924	70% / 30%
Arne Sigve Nylund	496	0	45	33	212	61	0	0	152	1,000	73% / 27%
Jannicke Nilsson	388	70	69	42	160	48	14	0	39	830	73% / 27%
Pål Eitrheim	400	72	33	19	200	46	0	0	25	796	69% / 31%
Alasdair Cook[12,13]	765	0	163	60	564	347	13	0	0	1,912	52% / 48%
Kjetil Hove	478	86	60	35	258	43	13	0	32	1,004	69% / 31%
Carri Lockhart[11,13]	307	112	216	70	227	199	8	0	46	1,184	63% / 37%
Ulrica Fearn[11]	367	0	299	106	163	48	0	0	11	993	79% / 21%
Siv Helen Rygh Torstensen[11]	197	35	22	1	81	20	5	0	17	378	72% / 28%
Ana Fonseca Nordang[11]	204	37	26	5	84	18	4	0	14	393	73% / 27%
Svein Skeie[11]	144	21	16	1	45	12	5	0	14	257	76% / 24%
Tore Løseth[11]	116	17	17	10	27	10	4	0	10	210	81% / 19%

2020

Members of the corporate executive committee (figures in USD thousand)[1, 2]	Fixed remuneration				Variable remuneration						
		Fees			One-year variable	Multi-year variable					
	Base salary	Fixed salary addition[3]	Other fees[4]	Fringe benefits[5]	AVP[6]	LTI[7]	SSP[8]	Extra-ordinary items	Pension expenses	Total remune-ration[10]	Proportion of fixed and var remuneration
Anders Opedal	507	91	47	15	0	123	5	0	26	814	84% / 16%
Irene Rummelhoff	405	73	30	10	0	119	16	0	28	681	80% / 20%
Arne Sigve Nylund	451	0	11	29	0	113	0	0	133	736	85% / 15%
Jannicke Nilsson	334	60	47	49	0	99	0	0	35	623	84% / 16%
Pål Eitrheim	320	58	25	5	0	94	0	0	22	524	82% / 18%
Tore Løseth	148	22	11	17	19	25	6	0	15	263	81% / 19%
Svein Skeie	48	7	7	0	6	8	2	0	6	85	81% / 19%
Alasdair Cook	572	0	126	1	0	318	20	0	0	1,037	67% / 33%

1) All figures in the table are presented in USD based on average foreign currency exchange rates.
Average rates: 2021: NOK/USD = 0,1164 , GBP/USD = 1,3756 , (2020: NOK/USD = 0,1068, GBP/USD = 1,2843).
The figures are presented on accrual basis. For the CEC members holding CEC position only part of 2021, all compensations and benefits have been prorated.
2) All CEC members receive their remuneration in NOK except Alasdair Cook who receives the remuneration in GBP, and Carri Lockhart who receives remuneration in USD.,
3) Fixed salary addition in lieu of pension accrual above 12 G (G is the base amount in the national insurance scheme). Fixed salary addition is no longer included in the basis for calculating LTI and annual variable pay for the performance year 2021. For Carri Lockhart the amount represents company contributions to the SERP plan.
4) Other fees include car allowance, holiday pay and other cash payments. For Ulrica Fearn this category includes the agreed remuneration referred to in the section Executive terms and conditions.
5) Fringe benefits include benefits in kind such as company car, commuter apartments, health program.
6) Annual variable pay includes holiday allowance for corporate executive committee (CEC) members resident in Norway.
7) With respect to the employees of Equinor ASA, the long-term incentive (LTI) element implies an obligation to invest the net amount in Equinor shares, including a lock-in period. The LTI element is presented the year it is granted for the members of the corporate executive committee employed by Equinor ASA. Alasdair Cook and Carri Lockhart participate in Equinor's international long-term incentive program as described in the section Remuneration policy for international executives.
8) Value of bonus shares received through participation in the Share Saving Plan (SSP).
9) Estimated pension cost is calculated based on actuarial assumptions and pensionable salary (mainly base salary) at 31 December 2021 and is recognised as pension cost in the statement of income for 2021. Arne Sigve Nylund is maintained in the closed defined benefit scheme, whereas the remaining members of corporate executive committee employed by Equinor ASA, are covered by the defined contribution pension scheme. Carri Lockhart participates in pension schemes provided by Equinor US.
10) Includes figures for 2020 CEC members who are also CEC members in 2021.
11) Tore M. Løseth was acting EVP EXP until 31 May. Svein Skeie was acting EVP CFO until 15 June. The following appointments took effect 1 June: Carri Lockhart as EVP TDI, Ana P. F. Nordang as EVP PO, Siv Helen Rygh Torstensen as EVP LEG. Ulrica Fearn was appointed EVP CFO from 16 June.
12) Alasdair Cook's other fees include USD 60 thousand in lieu of pension contribution for 2021.
13) Terms and conditions for Alasdair Cook and Carri Lockhart also include compensation according to Equinor's international assignment terms.

There are no loans from the company to members of the corporate executive committee.

Table 3 – Shares awarded or due to the corporate executive committee for the reported financial year

LTI Plan: The LTI plan has an annual invitation. Gross LTI grant is calculated at a fixed percentage of base salary. The threshold principle is applied to the annual grant, where the grant is based on the performance of the company for preceding year. In relation to the employees of Equinor ASA, Equinor shares are purchased for the net LTI grant after tax. To hold for three-year lock-in period.

Share savings plan: Savings up to 5% of base salary. One bonus share per purchased share after holding shares for two calendar years. For savings in 2022 and beyond, holding period is 3 calendar years.

The Performance period in column 2 represents:

- For the LTI plan, the three-year period when the shares granted are subject to a holding period.
- For the Share saving plan, the year that the bonus shares are awarded.

						Information regarding the reported financial year					
Name, position	The main conditions of share award plans					Opening balance	During the year		Closing balance		
	1 Specification of plan	2 Performance period	3 Award date	4 Vesting date	5 End of holding period	6 Shares awarded at the beginning of the year	7 Shares awarded	8 Shares vested	9 Shares subject to a performance condition	10 Shares awarded and unvested at year end	11 Shares subject to a holding period
Anders Opedal CEO	LTI	Ref 3 and 5	10/26/2018	5/22/2021	5/22/2021	2,095		2,095 USD 43,085			
			3/22/2019	5/22/2021	5/22/2021	304		304 USD 6,252			
			5/8/2019	5/7/2022	5/7/2022	2,997				2,997	2,997
			5/29/2020	5/28/2023	5/28/2023	3,830				3,830	3,830
			6/17/2021	6/16/2024	6/16/2024		3,614 USD 77,818			3,614	3,614
	Share saving plan	2021	1/15/2021				186 USD 3,583				
	Sum					9,226	3,800 USD 81,401	2,399 USD 49,337		10,441	10,441
Arne Sigve Nylund* EVP TPD/PDP	LTI	Ref 3 and 5	5/23/2018	5/22/2021	5/22/2021	2,238		2,238 USD 46,026			
			5/8/2019	5/7/2022	5/7/2022	2,365				2,365	2,365
			5/29/2020	5/28/2023	5/28/2023	4,036				4,036	4,036
			6/17/2021	6/16/2024	6/16/2024		1,339 USD 28,832			1,339	1,339
	Sum					8,639	1,339 USD 28,832	2,238 USD 46,026		7,740	7,740

* No bonus shares in 2021

Pål Eitrheim* EVP NES/REN	LTI	Ref 3 and 5	5/23/2018	5/22/2021	5/22/2021	408		408 USD 8,391			
			3/22/2019	5/22/2021	5/22/2021	428		428 USD 8,802			
			5/8/2019	5/7/2022	5/7/2022	2,503				2,503	2,503
			5/29/2020	5/28/2023	5/28/2023	3,385				3,385	3,385
			6/17/2021	6/16/2024	6/16/2024		1,153 USD 24,827			1,153	1,153
	Sum					6,724	1,153 USD 24,827	836 USD 17,193		7,041	7,041

* No bonus shares in 2021

Name, position	The main conditions of share award plans					Information regarding the reported financial year					
						Opening balance	During the year		Closing balance		
	1 Specifi- cation of plan	2 Perfor- mance period	3 Award date	4 Vesting date	5 End of holding period	6 Shares awarded at the beginning of the year	7 Shares awarded	8 Shares vested	9 Shares subject to a perfor- mance condition	10 Shares awarded and unvested at year end	11 Shares subject to a holding period
Irene Rummelhoff EVP MMP	LTI	Ref 3 and 5	5/23/2018	5/22/2021	5/22/2021	1,688		1,688 USD 34,715			
			3/22/2019	5/22/2021	5/22/2021	304		304 USD 6,252			
			5/8/2019	5/7/2022	5/7/2022	2,858				2,858	2,858
			5/29/2020	5/28/2023	5/28/2023	3,802				3,802	3,802
			6/17/2021	6/16/2024	6/16/2024		1,267 USD 27,282			1,267	1,267
	Share saving plan	2021	1/15/2021				728 USD 14,024				
	Sum					8,652	1,995 USD 41,306	1,992 USD 40,967		7,927	7,927
Jannicke Nilsson EVP COO/SSU	LTI	Ref 3 and 5	5/23/2018	5/22/2021	5/22/2021	1,729		1,729 USD 35,558			
			3/22/2019	5/22/2021	5/22/2021			311 USD 6,396			
			5/8/2019	5/7/2022	5/7/2022	2,365				2,365	2,365
			5/29/2020	5/28/2023	5/28/2023	3,205				3,205	3,205
			6/17/2021	6/16/2024	6/16/2024		1,091 USD 23,492			1,091	1,091
	Share saving plan	2021	1/15/2021				732 USD 14,101				
	Sum					7,299	1,823 USD 37,593	2,040 USD 41,954		6,661	6,661
Kjetil Hove EVP DPN/EPN	LTI	Ref 3 and 5	6/17/2021	6/16/2024	6/16/2024		997 USD 21,468			997	997
	Share saving plan	2021	1/15/2021				668 USD 12,868				
	Sum						1,665 USD 34,336			997	997
Ana Fonseca Nordang EVP PO	LTI	Ref 3 and 5	6/17/2021	6/16/2024	6/16/2024		502 USD 10,809			502	502
	Share saving plan	2021	1/15/2021				212 USD 4,084				
	Sum						714 USD 14,893			502	502
Siv Helen Rygh Torstensen EVP LEG	LTI	Ref 3 and 5	6/17/2021	6/16/2024	6/16/2024		545 USD 11,735			545	545
	Share saving plan	2021	1/15/2021				252 USD 4,854				
	Sum						797 USD 16,590			545	545

Name, position	The main conditions of share award plans					Information regarding the reported financial year: Opening balance	During the year		Closing balance		
	1 Specification of plan	2 Performance period	3 Award date	4 Vesting date	5 End of holding period	6 Shares awarded at the beginning of the year	7 Shares awarded	8 Shares vested	9 Shares subject to a performance condition	10 Shares awarded and unvested at year end	11 Shares subject to a holding period
Alasdair Cook EVP EPI	Share saving plan	2021					681 USD 13,376				
	Sum						681 USD 13,376				
Carri Lockhart EVP TDI	Share saving plan	2021					338 USD 7,893				
	Sum						338 USD 7,893				
Svein Skeie Acting EVP CFO	LTI	Ref 3 and 5	5/29/2020	5/28/2023	5/28/2023	270				270	270
			6/17/2021	6/16/2024	6/16/2024		287 USD 6,158			286	286
	Share saving plan	2021	1/15/2021				235 USD 4,527				
	Sum					270	522 USD 10,685			556	556
Tore M. Løseth Acting EVP EXP	LTI	Ref 3 and 5	5/29/2020	5/28/2023	5/28/2023	878				878	878
			6/17/2021	6/16/2024	6/16/2024		237 USD 5,103			237	237
	Share saving plan	2021	1/15/2021				188 USD 3,622				
	Sum					878	425 USD 8,725			1,115	1115

Table 4 - Performance of corporate executive committee in the reported financial year

Reference is made to Equinor's remuneration policy above, the descriptions of annual variable pay, company performance modifier, threshold, and performance assessment framework.

Performance forms the basis for the decision on annual variable pay percentages for the members of the corporate executive committee. In Equinor performance is measured in two dimensions, where the ("what") and the ("how") dimensions are equally weighted. Targets for annual variable pay for the members of the corporate executive committee employed by Equinor ASA are 25% of base salary, and the maximum annual variable pay for 2021 was 50% of base salary. For members of the corporate executive committee employed outside the Norwegian market other targets and maximum limit for annual variable pay might apply.

In addition to performance the company performance modifier and the threshold can affect the final annual variable pay award. The company performance modifier for 2021 ended at a multiplier of 150%. The threshold will not impact the annual variable pay for the performance year 2021.

"What" - In terms of the "what" dimension, the KPIs for the CEO as set by the board of directors for 2021 was also made applicable for the EVPs' Performance assessment. These KPIs are listed in the table right below and referred to as common KPIs in this Table 4.

KPI	Target	Performance
▪ Serious Incident Frequency	0.4 or better	0.4
▪ CO_2 intensity for the upstream portfolio	8.1 kg CO_2 per boe or better	7.0 kg CO_2 per boe
▪ Improvement in levelised cost of Energy (LCoE) for projects which have passed concept selection and business case (DG2)	2% improvement during the year compared to approved plan	4% improvement delivered
▪ Relative Total Shareholder Return	Better than peer average	First quartile
▪ Relative ROACE	Better than peer average	First quartile
▪ Fixed OPEX and SG&A:	5% reduction compared to forecast	~ 0

The common KPIs, together with the individual performance criteria provided for the respective EVP, form the basis for the assessment of the "what" dimension. CEO and EVPs responsible for corporate functions are only measured on common KPIs.

"How" - In terms of the "how" dimension, the behavior goals of the CEO for 2021, as agreed with the board of directors, were made applicable for the EVPs' performance assessment. In addition, the CEO and the EVPs had individual behavior goals reflecting their personal development and respective areas of responsibility. Individual behavior goals are not subject to disclosure.

In accordance with Equinor performance framework and remuneration policy, performance in relation to behavior goals has formed an equal part to the business performance in the holistic performance assessment.

Anders Opedal, CEO

Performance criteria 2021

The common KPIs for 2021

Demonstrate accountability, visibility, and engagement for safety and compliance

Build trust in Equinor

Transform the organisation to deliver on our corporate purpose and become a leading company in the energy transition

Individual behaviour goals

	Award outcome AVP %	Reduction for threshold	Share of total annual variable pay	USD thousand
Base salary	-	-	-	1 096
Performance evaluation	30.00%	-	66.66	329
Company modifier 150%	15.00%	-	33.33	164
Award annual variable pay USD thousand	45.00%	-	100.00	493

Kjetil Hove, EVP EPN

Performance criteria 2021

The common KPIs for 2021
Serious Incident Frequency in 2021 for EPN
The total injury frequency development for EPN
Reduction in absolute greenhouse gas emissions for EPN
Production efficiency, ramp-up and contribution from new field on stream for EPN
Maturation and development of early phase volumes from EPN
EPN cash flow
Cost development in EPN
Demonstrate accountability, visibility, and engagement for safety and compliance
Build trust in Equinor
Transform the organisation to deliver on our corporate purpose and become a leading company in the energy transition
Individual behaviour goals

	Award outcome AVP %	Reduction for Threshold	Share of total annual variable pay	USD thousand
Base salary	-	-	-	538
Performance evaluation	32.00%	-	66.66	172
Company modifier 150%	16.00%	-	33.33	86
Award annual variable pay USD thousand	48.00%	-	100.00	258

Ulrica Fearn, CFO

Performance criteria 2021

The common KPIs for 2021
Demonstrate accountability, visibility, and engagement for safety and compliance
Build trust in Equinor
Transform the organisation to deliver on our corporate purpose and become a leading company in the energy transition
Individual behaviour goals

	Award outcome AVP %	Reduction for Threshold	Share of total annual variable pay	USD thousand
Base salary	-	-	-	698
Performance evaluation	30.00%	-	66.66	108
Company modifier 150%	15.00%	-	33.33	54
Award annual variable pay USD thousand	45.00%	-	100.00	163

Alasdair Cook, EVP EPI

Performance criteria 2021
The common KPIs for 2021
The serious incident frequency (SIF)
Portfolio optimization throughout the year
Operating costs during the year
Delivering positive results in all quarters
Being cashflow positive at 50 USD per barrel oil price
Demonstrate accountability, visibility, and engagement for safety and compliance
Build trust in Equinor
Demonstrate accountability, visibility, and engagement for safety and compliance
Build trust in Equinor
Transform the organisation to deliver on our common purpose and become a leading company in the energy transition
Individual behaviour goals

	Award outcome AVP %	Reduction for Threshold	Share of total annual variable pay	USD thousand
Base salary	-	-		783
Performance evaluation	48.00%	-	66.66	376
Company modifier 150%	24.00%	-	33.33	188
Award annual variable pay USD thousand	72.00%	-	100.00	564

Irene Rummelhoff, EVP MMP

Performance criteria 2021
The common KPIs for 2021
The serious incident frequency
Number of oil and gas leakages
Availability at the processing plants
Progress in developing and maturing the portfolio within low carbon solutions
Net operating income
Capturing the value in the gas value chain
Demonstrate accountability, visibility, and engagement for safety and compliance
Build trust in Equinor
Transform the organisation to deliver on our common purpose and become a leading company in the energy transition
Individual behaviour goals

	Award outcome AVP %	Reduction for Threshold	Share of total annual variable pay	USD thousand
Base salary	-	-	-	479
Performance evaluation	28.00%	-	66.66	134
Company modifier 150%	14.00%	-	33.33	67
Award annual variable pay USD thousand	42.00%	-	100.00	201

Pål Eitrheim, EVP REN

Performance criteria 2021

The common KPIs for 2021

Personnel injuries

Benchmarking results for operations and maintenance

Production based availability

Value creation from divestments

Levelized cost of energy

On the way to develop 12-16 GW capacity in 2030

Demonstrate accountability, visibility, and engagement for safety and compliance

Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

	Award outcome AVP %	Reduction for Threshold	Share of total annual variable pay	USD thousand
Base salary	-	-	-	431
Performance evaluation	31.00%	-	66.66	134
Company modifier 150%	15.50%	-	33.33	67
Award annual variable pay USD thousand	46.50%	-	100.00	200

Arne Sigve Nylund, EVP PDP

Performance criteria 2021

The common KPIs for 2021

Serious incident frequencies

Well control incident

CO_2 intensity in development portfolio

Main milestones for the project portfolio

Contracts award

Improvement impact

Demonstrate accountability, visibility, and engagement for safety and compliance

Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

	Award outcome AVP %	Reduction for Threshold	Share of total annual variable pay	USD thousand
Base salary	-	-	-	506
Performance evaluation	28.00%	-	66.66	142
Company modifier 150%	14.00%	-	33.33	71
Award annual variable pay USD thousand	42.00%	-	100.00	212

Carri Lockhart, EVP TDI

Performance criteria 2021

The common KPIs for 2021

Serious incidents

Improvement program

Number of new implementations and high impact technology implementation for LCOE and offshore wind

Low carbon research and development activity

Demonstrate accountability, visibility, and engagement for safety and compliance

Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

	Award outcome AVP %	Reduction for Threshold	Share of total annual variable pay	USD thousand
Base salary	-	-	-	541
Performance evaluation	50.00%	-	66.66	151
Company modifier 150%	25.00%	-	33.33	76
Award annual variable pay USD thousand	75.00%	-	100.00	227

Siv Helen Rygh Torstensen, EVP LEG

Performance criteria 2021

The common KPIs for 2021

Demonstrate accountability, visibility, and engagement for safety and compliance

Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

	Award outcome AVP %	Reduction for Threshold	Share of total annual variable pay	USD thousand
Base salary	-	-	-	342
Performance evaluation	27.00%	-	66.66	54
Company modifier 150%	13.50%	-	33.33	27
Award annual variable pay USD thousand	40.50%	-	100.00	81

Jannicke Nilsson, EVP SSU

Performance criteria 2021

The common KPIs for 2021

Demonstrate accountability, visibility, and engagement for safety and compliance

Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

	Award outcome AVP %	Reduction for Threshold	Share of total annual variable pay	USD thousand
Base salary	-	-	-	395
Performance evaluation	27.00%	-	66.66	107
Company modifier 150%	13.50%	-	33.33	53
Award annual variable pay USD thousand	40.50%	-	100.00	160

Ana Fonseca Nordang, EVP PO

Performance criteria 2021

The common KPIs for 2021

Demonstrate accountability, visibility, and engagement for safety and compliance

Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

	Award outcome AVP %	Reduction for Threshold	Share of total annual variable pay	USD thousand
Base salary	-	-	-	355
Performance evaluation	27.00%	-	66.66	56
Company modifier 150%	13.50%	-	33.33	28
Award annual variable pay USD thousand	40.50%	-	100.00	84

Svein Skeie, acting EVP CFO 1 Jan – 15 June

Performance criteria 2021

The common KPIs for 2021

Demonstrate accountability, visibility, and engagement for safety and compliance

Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

	Award outcome AVP %	Reduction for Threshold	Share of total annual variable pay	USD thousand
Base salary	-	-	-	290
Performance evaluation	22.50%	-	66.66	30
Company modifier 150%	11.25%	-	33.33	15
Award annual variable pay USD thousand	33.75%	-	100.00	45

Tore M. Løseth, acting EVP EXP 1 Jan – 31 May

Performance criteria 2021

The common KPIs for 2021

Demonstrate accountability, visibility, and engagement for safety and compliance

Build trust in Equinor

Transform the organisation to deliver on our common purpose and become a leading company in the energy transition

Individual behaviour goals

	Award outcome AVP %	Reduction for Threshold	Share of total annual variable pay	USD thousand
Base salary	-	-	-	247
Performance evaluation	17.50%	-	66.66	18
Company modifier 150%	8.75%	-	33.33	9
Award annual variable pay USD thousand	26.25%	-	100.00	27

Table 5 - Comparative table over the remuneration and company performance over the last five reported financial years (RFY)

All amounts in USD

Remuneration	2017		2018		2019		2020		2021	
Anders Opedal, CEO										
Total remuneration and % change vs previous year[1]	-	-	1,171,410	-	881,029	-24.79%	814,098	-7.60%	2,055,023	152.43%[4]
Base salary % increase in annual salary review and on other adjustments	-	-	-	-	4.00%	-	0.00%	133.30%[4]	3.50%	-
AVP % pre and post threshold and company performance modifier	-	-	-	-	28.00%	23.24%	0,00%	0,00%	30.00%	45.00%
LTI % pre and post threshold	-	-	-	-	25.00%	25.00%	25.00%	25.00%	30.00%	15,00%
Irene Rummelhoff, EVP MMP										
Total remuneration and % change vs previous year[1, 2]	720,703	45.74%	924,926	28.34%[4]	826,342	-10.66%	681,363	-17.54%	923,578	35.55%[4]
Base salary % increase in annual salary review and on other adjustments	16.70%	-	-	25.10%[4]	3.80%	-	-	-	3.00%	5.40%
AVP % pre and post threshold and company performance modifier	29.00%	39.00%	29.00%	43.50%	26.00%	21.58%	-	-	28.00%	42.00%
LTI % pre and post threshold	25.00%	12.50%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	12.50%
Arne Sigve Nylund, EVP PDP										
Total remuneration and % change vs previous year[1]	839,429	45.31%	1,001,197	19.27%	889,200	-11.19%	736,354	-17.19%	999,976	35.80%[4]
Base salary % increase in annual salary review and on other adjustments	10.60%	-	11.00%	-	4.20%	-	-	-	3.00%	-
AVP % pre and post threshold and company performance modifier	33.00%	44.00%	31.00%	46.50%	26.00%	21.58%	-	-	28.00%	42.00%
LTI % pre and post threshold	25.00%	12.50%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	12.50%
Jannicke Nilsson, EVP SSU										
Total remuneration and % change vs previous year[1, 2]	772,345	50.75%	890,465	15.29%	757,055	-14.98%	623,702	-17.61%	829,810	33.05%[4]
Base salary % increase in annual salary review and on other adjustments	4.60%	-	3.10%	-	3.60%	-	-	-	3.00%	5.40%
AVP % pre and post threshold and company performance modifier	28.00%	37.00%	26.00%	39.00%	23.00%	19.09%	-	-	27.00%	40.50%
LTI % pre and post threshold	25.00%	12.50%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	25.00%	12.50%
Pål Eitrheim, EVP REN										
Total remuneration and % change vs previous year[1]	-	-	807,881	-	669,000	-17.19%	524,113	-21.66%	796,048	51.88%[4]
Base salary % increase in annual salary review and on other adjustments	-	-	-	-	3.40%	-	-	-	4.00%	17.20%[4]
AVP % pre and post threshold and company performance modifier	-	-	-	-	26.00%	21.58%	-	-	31.00%	46.50%
LTI % pre and post threshold	-	-	-	-	25.00%	25.00%	25.00%	25.00%	25.00%	12.50%

All amounts in USD

Remuneration	2017		2018		2019		2020		2021	
Alasdair Cook, EVP EPI										
Total remuneration and % change vs previous year[1]	-	-	1,331,015	-	1,364,022	2.48%	1,037,272	-23.95%	1,912,255	84.35%[4]
Base salary % increase in annual salary review and on other adjustments	-	-	-	-	5.95%	-	-	-	3.50%	23.60%[4]
AVP % pre and post threshold and company performance modifier	-	-	-	-	43.00%	35.69%	-	-	48.00%	72.00%
LTI % pre and post threshold [3]	-	-	-	-	70.00%	93.33%	70.00%	85.40%	70.00%	85.40%
Svein Skeie, Acting EVP CFO										
Total remuneration and % change vs previous year[1]	-	-	-	-	-	-	508,434	-	564,179	10.96%
Base salary % increase in annual salary review and on other adjustments	-	-	-	-	-	-	-	-	-	-
AVP % pre and post threshold and company performance modifier	-	-	-	-	-	-	17.50%	18.86%	22.50%	33.75%
LTI % pre and post threshold	-	-	-	-	-	-	-	-	20.00%	10.00%
Tore Løseth, Acting EVP EXP										
Total remuneration and % change vs previous year[1]	-	-	-	-	-	-	450,613	-	508,545	12.86%
Base salary % increase in annual salary review and on other adjustments	-	-	-	-	-	-	-	-	-	-
AVP % pre and post threshold and company performance modifier	-	-	-	-	-	-	17.50%	19.34%	17.50%	26.25%
LTI % pre and post threshold	-	-	-	-	-	-	-	-	20.00%	10.00%
Kjetil Hove, EVP EPN	-	-	-	-	-	-	-	-	-	-
Carri Lockhart, EVP TDI	-	-	-	-	-	-	-	-	-	-
Ulrica Fearn, EVP and CFO	-	-	-	-	-	-	-	-	-	-
Siv Helen Rygh Torstensen, EVP LEG	-	-	-	-	-	-	-	-	-	-
Ana Fonseca Nordang, EVP PO	-	-	-	-	-	-	-	-	-	-

1) Total remuneration consists of taxable compensation, non-taxable benefits in kind, and estimated pension cost for the years 2016-2020.

2) Includes retroactive corrections for AVP and LTI for 2016 and 2017.

3) Payment of LTI is made 3 years after the grant. The "post" percentage is relative to base salary at the time of the grant.

4) The changes are impacted by the executive moving to a new position. The difference in total remuneration between 2021 and 2020 is also affected by the waiver of AVP for 2020.

Company performance - effect on AVP and LTI	2017		2018		2019		2020		2021	
	AVP	LTI	AVP	LTI	AVP	LTI	AVP	LTI	AVP	LTI
Threshold	-	50 % reduct.	-	-	-	-	50 % reduct.	-	-	50 % reduct.
Company performance modifier	133%	-	150%	-	83%	-	133%	-	150%	-

All amounts in USD

Average remuneration on a full-time equivalent basis of employees	2017		2018		2019		2020		2021	
Equinor ASA[4)]										
Average base salary and % change vs previous year, based on USD amounts[5)]	90,619	4.00%	94,903	4.70%	90,260	-4.90%	86,229	-4.50%	95,893	11.20%
Change in average base salary vs previous year, based on NOK amounts	-	2.30%	-	3.00%	-	3.00%	-	1.60%	-	2.00%
Average total remuneration and % change vs previous year, based on USD amounts[5), 6), 7), 8)]	124,908	8.60%	133,656	7.00%	123,626	-7.50%	115,137	-6.90%	135,597	17.80%
Change in average total remuneration vs previous year, based on NOK amounts[6), 7), 8)]	-	6.80%	-	5.30%	-	0.20%	-	-0.90%	-	8.10%
General salary increase frame	-	2.60%	-	2.90%	-	3.50%	-	0.80%	-	3.50%
General bonus %	-	7.50%	-	8.50%	-	4.50%	-	3.50%	-	10.50%
AVP % range from manager to SVP pre and post company performance modifier and threshold	11.25% - 17.5%	14.96% - 23.28%	11.25% - 17.5%	16.88% - 26.25%	11.25% - 17.5%	9.34% - 14.53%	11.25% - 17.5%	7.48% - 11.64%	11.25% - 17.5%	16.88% - 26.25%

5) Offshore workers with 2-4 schedule reported as FTE 100%.

6) Annual salary increase is affected by the NOK/USD exchange rate.

7) Holiday and bonus pay are included for the year of accrual.

8) Annual total remuneration increase is affected by bonus and any bonus shares from the SSP or LTI.

9) Overtime allowance and pension are not included.

Share ownership

The number of Equinor shares owned by the members of the board of directors and the executive committee and/or owned by their close associates is shown below. Individually, each member of the board of directors and the corporate executive committee owned less than 1% of the outstanding Equinor shares.

Ownership of Equinor shares (including shares owned by close associates)	As of 31 December 2021	As of 8 March 2022
Members of the corporate executive committee		
Anders Opedal	41,458	41,670
Ulrica Fearn	0	0
Arne Sigve Nylund	15,820	16,914
Irene Rummelhoff	25,036	26,076
Jannicke Nilsson	56,272	57,462
Pål Eitrheim	17,840	17,840
Alasdair Cook	3,738	3,738
Kjetil Hove	17,017	17,817
Carri Lockhart	8,450	9,255
Siv Helen Rygh Torstensen	13,318	14,084
Ana Fonseca Nordang	8,370	-
Members of the board of directors		
Jon Erik Reinhardsen	4,584	4,584
Jeroen van der Veer	6,000	6,000
Bjørn Tore Godal	0	0
Tove Andersen	4,700	4,700
Rebekka Glasser Herlofsen	220	220
Anne Drinkwater	1,100	1,100
Jonathan Lewis	0	0
Finn Bjørn Ruyter	620	620
Per Martin Labråten	2,642	2,801
Hilde Møllerstad	5,234	5,921
Stig Lægreid	125	125

Individually, each member of the corporate assembly owned less than 1% of the outstanding Equinor shares as of 31 December 2021 and as of 8 March 2022. In aggregate, members of the corporate assembly owned a total of 27,078 shares as of 31 December 2021 and a total of 26,436 shares as of 8 March 2022. Information about the individual share ownership of the members of the corporate assembly is presented in the section 3.8 Corporate assembly, board of directors and management.

The voting rights of members of the board of directors, the corporate executive committee and the corporate assembly do not differ from those of ordinary shareholders.

Deviations from the Code of Practice: None

Independent auditor's assurance report on remuneration report

To the General Meeting of Equinor ASA

Opinion
We have performed an assurance engagement to obtain reasonable assurance that Equinor ASA's report on salary and other remuneration to directors (the remuneration report) for the financial year ended 31 December 2021 has been prepared in accordance with section 6-16 b of the Norwegian Public Limited Liability Companies Act and the accompanying regulation.

In our opinion, the remuneration report has been prepared, in all material respects, in accordance with section 6-16 b of the Norwegian Public Limited Liability Companies Act and the accompanying regulation.

Board of directors' responsibilities
The board of directors is responsible for the preparation of the remuneration report and that it contains the information required in section 6-16 b of the Norwegian Public Limited Liability Companies Act and the accompanying regulation and for such internal control as the board of directors determines is necessary for the preparation of a remuneration report that is free from material misstatements, whether due to fraud or error.

Our independence and quality control
We are independent of the company in accordance with the requirements of the relevant laws and regulations in Norway and the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements. Our firm applies International Standard on Quality Control 1 (ISQC 1) and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Auditor's responsibilities
Our responsibility is to express an opinion on whether the remuneration report contains the information required in section 6-16 b of the Norwegian Public Limited Liability Companies Act and the accompanying regulation and that the information in the remuneration report is free from material misstatements. We conducted our work in accordance with the International Standard for Assurance Engagements (ISAE) 3000 – "Assurance engagements other than audits or reviews of historical financial information".

We obtained an understanding of the remuneration policy approved by the general meeting. Our procedures included obtaining an understanding of the internal control relevant to the preparation of the remuneration report in order to design procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Further we performed procedures to ensure completeness and accuracy of the information provided in the remuneration report, including whether it contains the information required by the law and accompanying regulation. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Stavanger, 8 March 2022
ERNST & YOUNG AS

Tor Inge Skjellevik
State Authorised Public Accountant (Norway)

3.13 Information and communications

Equinor's reporting is based on openness and it takes into account the requirement for equal treatment of all participants in the securities market. Equinor has established guidelines for the company's reporting of financial and other information and the purpose of these guidelines is to ensure that timely and correct information about the company is made available to our shareholders and society in general.

A financial calendar and shareholder information is published at www.equinor.com/calendar.

The investor relations corporate staff function is responsible for coordinating the company's communication with capital markets and for relations between Equinor and existing and potential investors. Investor relations is responsible for distributing and registering information in accordance with the legislation and regulations that apply where Equinor securities are listed. Investor relations reports directly to the chief financial officer.

The company's management holds regular presentations for investors and analysts. The company's quarterly presentations are broadcast live on our website. Investor relations communicate with present and potential shareholders through presentations, one-to-one meetings, conferences, website, financial media, telephone, mail and e-mail contact. The related reports as well as other relevant information are available at www.equinor.com/investor.

All information distributed to the company's shareholders is published on the company's website at the same time as it is sent to the shareholders.

Deviations from the Code of Practice: None

3.14 Take-overs

The board of directors endorses the principles concerning equal treatment of all shareholders and Equinor's articles of association do not set limits on share acquisitions. Equinor has no defence mechanisms against take-over bids in its articles of association, nor has it implemented other measures that limit the opportunity to acquire shares in the company. The Norwegian State owns 67% of the shares, and the marketability of these shares is subject to parliamentary decree.

The board is obliged to act professionally and in accordance with the applicable principles for good corporate governance if a situation should arise in which this principle in the Code of Practice were put to the test.

Deviations from the Code of Practice:
The Code of Practice recommends that the board establish guiding principles for how it will act in the event of a take-over bid. The board has not established such guidelines, due to Equinor's ownership structure and for the reasons stated above. In the event of a bid as discussed in section 14 of the Code of Practice, the board of directors will, in addition to complying with relevant legislation and regulations, seek to comply with the recommendations in the Code of Practice. The board has no

other explicit basic principles or written guidelines for procedures to be followed in the event of a take-over bid. The board of directors otherwise concurs with what is stated in the Code of Practice regarding this issue.

3.15 External auditor

Our independent registered public accounting firm (external auditor) is independent in relation to Equinor and is appointed by the general meeting of shareholders. Our independent registered public accounting firm, Ernst & Young AS, has been engaged to provide and audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Ernst & Young AS will also issue a report in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs), which includes opinions on the Consolidated financial statements and the parent company financial statements of Equinor ASA. The reports are set out in section 4.1 Consolidated financial statements.

The external auditor's fee must be approved by the general meeting of shareholders.

Pursuant to the instructions for the board's audit committee approved by the board of directors, the audit committee is responsible for ensuring that the company is subject to an independent and effective external and internal audit. Every year, the external auditor presents a plan to the audit committee for the execution of the external auditor's work. The external auditor attends the meeting of the board that deals with the preparation of the annual accounts.

The external auditor also participates in meetings of the audit committee. The audit committee considers all reports from the external auditor before they are considered by the board. The audit committee meets at least five times a year and both the board and the board's audit committee hold meetings with the internal auditor and the external auditor on a regular basis without the company's management being present.

The audit committee evaluates and makes a recommendation to the board, the corporate assembly and the general meeting of shareholders regarding the choice of external auditor. The committee is responsible for ensuring that the external auditor meets the requirements in Norway and in the countries where Equinor is listed. The external auditor is subject to the provisions of US securities legislation, which stipulates that a responsible partner may not lead the engagement for more than five consecutive years.

When evaluating the external auditor, emphasis is placed on the firm's qualifications, capacity, local and international availability and the auditor's fee.

The audit committee's policies and procedures for pre-approval
In its instructions for the audit committee, the board has delegated authority to the audit committee to pre-approve assignments to be performed by the external auditor. Within this pre-approval, the audit committee has issued further guidelines. The audit committee has issued guidelines for the management's

pre-approval of assignments to be performed by the external auditor.

All audit-related and other services provided by the external auditor must be pre-approved by the audit committee. Provided that the types of services proposed are permissible under SEC guidelines and Norwegian Auditors Act requirements, pre-approval is usually granted at a regular audit committee meeting. The chair of the audit committee has been authorised to pre-approve services that are in accordance with policies established by the audit committee that specify in detail the types of services that qualify. It is a condition that any services pre-approved in this manner are presented to the full audit committee at its next meeting. Some pre-approvals can therefore be granted by the chair of the audit committee if an urgent reply is deemed necessary.

Remuneration of the external auditor in 2019 – 2021
In the annual Consolidated financial statements and in the parent company's financial statements, the independent auditor's remuneration is split between the audit fee and the fee for audit-related, tax and other services. The breakdown between the audit fee and the fee for audit-related, tax and other services is presented to the annual general meeting of shareholders.

The following table sets out the aggregate fees related to professional services rendered by Equinor's external auditor Ernst & Young AS, for the fiscal years 2019, 2020 and 2021 and KPMG until 15 May 2019.

Auditor's remuneration

		Full year	
(in USD million, excluding VAT)	2021	2020	2019
Audit fee Ernst & Young (principal accountant from 2019)	**14.4**	10.7	4.7
Audit fee KPMG (principal accountant 2018)		0.0	2.8
Audit related fee Ernst & Young (principal accountant from 2019)	**1.1**	1.0	0.5
Audit related fee KPMG (principal accountant 2018)		0.0	1.2
Tax fee Ernst & Young (principal accountant from 2019)	**0.0**	0.0	0.2
Tax fee KPMG (principal accountant 2018)		0.0	0.0
Other service fee Ernst & Young (principal accountant from 2019)	**0.0**	0.0	0.9
Other service fee KPMG (principal accountant 2018)		0.0	0.0
Total remuneration	**15.5**	11.7	10.3

All fees included in the table have been approved by the board's audit committee.

Audit fee is defined as the fee for standard audit work that must be performed every year in order to issue an opinion on Equinor's Consolidated financial statements, on Equinor's internal control over annual reporting and to issue reports on the statutory financial statements. It also includes other audit services, which are services that only the independent auditor can reasonably provide, such as the auditing of non-recurring transactions and the application of new accounting policies, audits of significant and newly implemented system controls and limited reviews of quarterly financial results.

Audit-related fees include other assurance and related services provided by auditors, but not limited to those that can only reasonably be provided by the external auditor who signs the audit report, that are reasonably related to the performance of the audit or review of the company's financial statements, such as acquisition due diligence, audits of pension and benefit plans, consultations concerning financial accounting and reporting standards.

Tax and Other services fees include services, if any, provided by the auditors within the framework of the Sarbanes-Oxley Act, i.e. certain agreed procedures.

In addition to the figures in the table above, the audit fees and audit-related fees relating to Equinor licences for the years 2021, 2020 and 2019 amounted to USD 0.5 million, USD 0.5 million and USD 0.5 million, respectively.

Deviations from the Code of Practice: None

Financial statements and supplements

4.1 Consolidated financial statements of the Equinor group

The report set out below is provided in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs). Ernst & Young AS (PCAOB ID: 1572) has also issued reports in accordance with standards of the Public Company Accounting Oversight Board (PCAOB) in the US, which include opinions on the Consolidated financial statements of Equinor ASA and on the effectiveness of internal control over financial reporting as at 31 December 2021. Those reports are set out on pages 185 to 188.

Independent auditor's report

To the Annual Shareholders' Meeting of Equinor ASA

Report on the audit of the financial statements
Opinion
We have audited the financial statements of Equinor ASA (the Company) which comprise the financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries (the Group). The financial statements of the Company comprise the balance sheet as at 31 December 2021 and the income statement, statement of comprehensive income, statement of cash flows and statement of changes in equity for the year then ended and notes to the financial statements, including a summary of significant accounting policies. The consolidated financial statements of the Group comprise the balance sheet as at 31 December 2021, the income statement, statement of comprehensive income, statement of cash flows and statement of changes in equity for the year then ended and notes to the financial statements, including a summary of significant accounting policies.

In our opinion
- the financial statements comply with applicable legal requirements,
- the financial statements give a true and fair view of the financial position of the Company as at 31 December 2021 and its financial performance and cash flows for the year then ended in accordance with simplified application of international accounting standards according to section 3-9 of the Norwegian Accounting Act,
- the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2021 and its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU.

Our opinion is consistent with our additional report to the audit committee.

Basis for opinion
We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the financial statements* section of our report. We are independent of the Company and the Group in accordance with the requirements of the relevant laws and regulations in Norway and the International Ethics Standards Board for Accountants' *International Code of Ethics for Professional Accountants (including International Independence Standards)* (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

To the best of our knowledge and belief, no prohibited non-audit services referred to in the Audit Regulation (537/2014) Article 5.1 have been provided.

We have been the auditor of the Company for 3 years from the election by the general meeting of the shareholders on 15 May 2019 for the accounting year 2019.

Key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for 2021. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities for the audit of the financial statements* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

Recoverable amounts of production plants and oil and gas assets including assets under development

Basis for the key audit matter
As at 31 December 2021, the Group has recognised production plants and oil and gas assets, including assets under development, of USD 45,595 million and USD 12,270 million, respectively, within Property, plant and equipment. Refer to Notes 2 and 11 to the Consolidated Financial Statements for the related disclosures. As described in Note 2, determining the recoverable amount of an asset involves an estimate of future cash flows, which is dependent upon management's best estimate of the economic conditions that will exist over the asset's useful life. The asset's operational performance and external factors have a significant impact on the estimated future cash flows and therefore, the recoverable amount of the asset.

Auditing management's estimate of the recoverable amount of production plants and oil and gas assets is complex and involves a high degree of judgement. Significant assumptions used in forecasting future cash flows are future commodity prices, currency exchange rates, expected reserves, capital expenditures, and the discount rate.

These assumptions are forward-looking and can be affected by future economic and market conditions, including matters related to climate change and energy transition. Such climate-related matters have financial impacts which are mainly related to management's estimation of long-term commodity prices, as a result of an expected lower carbon emission scenario in the future and expected CO_2 costs.

Additionally, the treatment of tax in the estimation of the recoverable amount is challenging, as the Group is subject to different tax structures that are inherently complex, particularly in Norway.

We therefore consider the determination of the recoverable amounts of production plants and oil and gas assets including assets under development, to be a key audit matter given the significance of the accounts on the balance sheet and the complexity and uncertainty of the estimates and assumptions used by management in the cash flow models.

Our audit response
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group's process for evaluating the recoverability of production plants and oil and gas assets including assets under development. This included testing controls over management's review of assumptions and inputs to the calculations of impairment and impairment reversals.

Our audit procedures performed over the significant assumptions and inputs included, among others, evaluation of the methods and models used in the calculation of the recoverable amount. We also evaluated the relevant tax effects based on the local legislation of the relevant jurisdictions, particularly in Norway, and tested the clerical accuracy of the models through independently recalculating the value in use. We involved valuation specialists to assist us with these procedures.

In addition, we compared projected capital expenditures to approved operator budgets or management forecasts and compared expected reserve volumes to internal production forecasts and external evaluations of expected reserves, in accordance with the Group's internal procedures. For those assets previously impaired, we compared actual results to the forecasts used in historical impairment analyses. We also involved reserves specialists to assist us with these procedures.

To test price assumptions, we evaluated management's methodology to determine future short- and long-term commodity prices and compared such assumptions to external benchmarks, among other procedures. We involved valuation specialists to assist in evaluating the reasonableness of the Group's assessment of currency exchange rates and the discount rate, by assessing the Group's methodologies and key assumptions used to calculate the rates and by comparing those rates with external information. We also evaluated management's methodology to factor climate-related matters into their determination of future short- and long-term commodity prices, through assessing management's sensitivity analyses as discussed below.

To test carbon costs assumptions, with the involvement of climate change and sustainability specialists, we evaluated management's methodology to determine future CO_2 tax, including assessing the impact from climate-related matters, through assessing management's sensitivity analyses as discussed below, and compared management's assumptions with the current legislation in place in the relevant jurisdictions and the jurisdictions' announced pledges regarding escalation of CO_2 taxes.

We evaluated management's sensitivity analyses over its future short- and long-term commodity prices and carbon cost assumptions by taking into consideration, among other sources, the net-zero emission scenario estimated by the International Energy Agency (IEA).

We have also evaluated management's disclosures related to the consequences of initiatives to limit climate changes, including the effects of the Group's climate change strategy on the Consolidated Financial Statements and the energy transition's effects on estimation uncertainty, discussed in more detail in Notes 2, 3 and 11.

Estimation of the asset retirement obligation

Basis for the key audit matter
As at 31 December 2021, the Group has recognised a provision for decommissioning and removal activities of USD 17,417 million classified within Provisions and other liabilities. Refer to Notes 2 and 21 to the Consolidated Financial Statements for disclosures related to the asset retirement obligation (ARO) provision.

Auditing management's estimate of the decommissioning and removal of offshore installations at the end of the production period is complex and involves a high degree of judgement. Determining the provision for such obligation involves application of considerable judgement related to the assumptions used in the estimate, the inherent complexity and uncertainty in estimating future costs, and the limited historical experience against which to benchmark estimates of future costs. Significant assumptions used in the estimate are the discount rates, long-term currency exchange rates and the expected future costs, which includes underlying assumptions such as norms and rates and time required to decommission, which can vary considerably depending on the expected removal complexity. These significant assumptions are forward-looking and can be affected by future economic and market conditions.

We consider the estimation of the ARO to be a key audit matter given the significance of the related accounts to the financial statements and the complexity and uncertainty of the assumptions used in the estimate.

Our audit response
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group's process to calculate the present value of the estimated future decommissioning and removal expenditures determined in accordance with local conditions and requirements. This includes controls related to management's review of assumptions described above, used in the calculation of the ARO.

To test management's estimation of the provision for decommissioning and removal activities, our audit procedures included, among others, evaluating the completeness of the provision by comparing significant additions to property, plant and equipment to management's assessment of new ARO obligations recognized in the period.

To assess the expected future costs, among other procedures, we compared day rates for rigs, marine operations and heavy lift vessels to external market data or existing contracts. For time required to decommission, we compared the assumptions against historical data on a sample basis. We compared discount rates to external market data. With the support of our valuation specialists, we evaluated the methodology and models used by management to estimate the ARO, assessed the long-term currency exchange rates used in the models and performed a sensitivity analysis on the significant assumptions. In addition, we recalculated the formulas in the models.

Other information
Other information consists of the information included in the annual report other than the financial statements and our auditor's report thereon. Management (the board of directors and Chief Executive Officer) is responsible for the other information. Our opinion on the financial statements does not cover the other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information, and, in doing so, consider whether the board of directors' report, the statement on corporate governance, the statement on corporate social responsibility and the report on payments to governments contain the information required by applicable legal requirements and whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information or that the information required by applicable legal requirements is not included, we are required to report that fact.

We have nothing to report in this regard, and in our opinion, the board of directors' report, the statement on corporate governance, the statement on corporate social responsibility and the report on payments to governments are consistent with the financial statements and contain the information required by applicable legal requirements.

Responsibilities of management for the financial statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with simplified application of international accounting standards according to section 3-9 of the Norwegian Accounting Act of the Company and of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU of the Group, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's and the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or the Group, or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and the Group's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's and the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and the Group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the board of directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the board of directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirement

Report on compliance with regulation on European Single Electronic Format (ESEF)

Opinion
As part of our audit of the financial statements of the Company we have performed an assurance engagement to obtain reasonable assurance whether the financial statements included in the annual report, with the file name eqnr20211231esma.zip, has been prepared, in all material respects, in compliance with the requirements of the Commission Delegated Regulation (EU) 2019/815 on the European Single Electronic Format (ESEF Regulation) and regulation given with legal basis in Section 5-5 of the Norwegian Securities Trading Act, which includes requirements related to the preparation of the annual report in XHTML format and iXBRL tagging of the consolidated financial statements.

In our opinion, the financial statements included in the annual report have been prepared, in all material respects, in compliance with the ESEF Regulation.

Management's responsibilities
Management is responsible for the preparation of an annual report and iXBRL tagging of the consolidated financial statements that complies with the ESEF Regulation. This responsibility comprises an adequate process and such internal control as management determines is necessary to enable the preparation of an annual report and iXBRL tagging of the consolidated financial statements that is compliant with the ESEF Regulation.

Auditor's responsibilities
Our responsibility is to express an opinion on whether, in all material respects, the financial statements included in the annual report have been prepared in accordance with the ESEF Regulation based on the evidence we have obtained. We conducted our engagement in accordance with the International Standard for Assurance Engagements (ISAE) 3000 – "Assurance engagements other than audits or reviews of historical financial information". The standard requires us to plan and perform procedures to obtain reasonable assurance that the financial statements included in the annual report have been prepared in accordance with the ESEF Regulation.

As part of our work, we performed procedures to obtain an understanding of the Company's processes for preparing its annual report in XHTML format. We evaluated the completeness and accuracy of the iXBRL tagging and assessed management's use of judgement. Our work comprised reconciliation of the iXBRL tagged data with the audited financial statements in human-readable format. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Stavanger, 8 March 2022
ERNST & YOUNG AS

Tor Inge Skjellevik
State Authorised Public Accountant (Norway)

(This translation from Norwegian has been prepared for information purposes only.)

The reports set out below are provided in accordance with standards of the Public Company Accounting Oversight Board (United States). Ernst & Young AS (PCAOB ID: 1572) has also issued a report in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs), which includes opinions on the Consolidated financial statements and the parent company financial statements of Equinor ASA, and on other required matters. Those reports are set out on pages 180 to 184.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Equinor ASA

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Equinor ASA and its subsidiaries (Equinor or the Company) as at 31 December 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2021, and the related notes (collectively referred to as the "Consolidated Financial Statements"). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as at 31 December 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 8 March 2022 expressed an unqualified opinion thereon.

Revision of Segment Reporting
As discussed in Note 4 to the Consolidated Financial Statements, the Company revised its segment reporting in the year ended 31 December 2021.

Voluntary Change in Accounting Principle
As discussed in Notes 2 and 21 to the Consolidated Financial Statements, the Company has elected to change its method of accounting for the discount rate used in calculation of asset retirement obligations, so that this excludes an element covering the Company's own credit risk in the year ended 31 December 2021, which included the disclosure of the 1 January 2020 balance sheet.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The accompanying supplementary oil and gas information has been subjected to audit procedures performed in conjunction with the audits of the Company's Consolidated Financial Statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In our opinion, the information is fairly stated, in all material respects, in relation to the Consolidated Financial Statements as a whole.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the Consolidated Financial Statements that were communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the Consolidated Financial Statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverable amounts of production plants and oil and gas assets including assets under development

Description of the Matter   As at 31 December 2021, the Company has recognised production plants and oil and gas assets, including assets under development, of USD 45,595 million and USD 12,270 million, respectively, within Property, plant and equipment. Refer to Notes 2 and 11 to the Consolidated Financial Statements for the related disclosures. As described in Note 2, determining the recoverable amount of an asset involves an estimate of future cash flows, which is dependent upon management's best estimate of the economic conditions that will exist over the asset's useful life. The asset's operational performance and external factors have a significant impact on the estimated future cash flows and therefore, the recoverable amount of the asset.

Auditing management's estimate of the recoverable amount of production plants and oil and gas assets is complex and involves a high degree of judgement. Significant assumptions used in forecasting future cash flows are future commodity prices, currency exchange rates, expected reserves, capital expenditures, and the discount rate.

These assumptions are forward-looking and can be affected by future economic and market conditions, including matters related to climate change and energy transition. Such climate-related matters have financial impacts which are mainly related to management's estimation of long-term commodity prices, as a result of an expected lower carbon emission scenario in the future and expected CO_2 costs.

Additionally, the treatment of tax in the estimation of the recoverable amount is challenging, as the Company is subject to different tax structures that are inherently complex, particularly in Norway.

How We Addressed the Matter in Our Audit   We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process for evaluating the recoverability of production plants and oil and gas assets including assets under development. This included testing controls over management's review of assumptions and inputs to the calculations of impairment and impairment reversals.

Our audit procedures performed over the significant assumptions and inputs included, among others, evaluation of the methods and models used in the calculation of the recoverable amount. We also evaluated the relevant tax effects based on the local legislation of the relevant jurisdictions, particularly in Norway, and tested the clerical accuracy of the models through independently recalculating the value in use. We involved valuation specialists to assist us with these procedures. In addition, we compared projected capital expenditures to approved operator budgets or management forecasts and compared expected reserve volumes to internal production forecasts and external evaluations of expected reserves, in accordance with the Company's internal procedures. For those assets previously impaired, we compared actual results to the forecasts used in historical impairment analyses. We also involved reserves specialists to assist us with these procedures.

To test price assumptions, we evaluated management's methodology to determine future short- and long-term commodity prices and compared such assumptions to external benchmarks, among other procedures. We involved valuation specialists to assist in evaluating the reasonableness of the Company's assessment of currency exchange rates and the discount rate, by assessing the Company's methodologies and key assumptions used to calculate the rates and by comparing those rates with external information. We also evaluated management's methodology to factor climate-related matters into their determination of future short- and long-term commodity prices, through assessing management's sensitivity analyses as discussed below.

To test carbon costs assumptions, with the involvement of climate change and sustainability specialists, we evaluated management's methodology to determine future CO_2 tax, including assessing the impact from climate-related matters, through assessing management's sensitivity analyses as discussed below, and compared management's assumptions with the current legislation in place in the relevant jurisdictions and the jurisdictions' announced pledges regarding escalation of CO_2 taxes.

We evaluated management's sensitivity analyses over its future short- and long-term commodity prices and carbon cost assumptions by taking into consideration, among other sources, the net-zero emission scenario estimated by the International Energy Agency (IEA).

We have also evaluated management's disclosures related to the consequences of initiatives to limit climate changes, including the effects of the Company's climate change strategy on the Consolidated Financial Statements and the energy transition's effects on estimation uncertainty, discussed in more detail in Notes 2, 3 and 11.

Estimation of the asset retirement obligation

Description of the Matter As at 31 December 2021, the Company has recognised a provision for decommissioning and removal activities of USD 17,417 million classified within Provisions and other liabilities. Refer to Notes 2 and 21 to the Consolidated Financial Statements for disclosures related to the asset retirement obligation (ARO) provision.

Auditing management's estimate of the decommissioning and removal of offshore installations at the end of the production period is complex and involves a high degree of judgement. Determining the provision for such obligation involves application of considerable judgement related to the assumptions used in the estimate, the inherent complexity and uncertainty in estimating future costs, and the limited historical experience against which to benchmark estimates of future costs. Significant assumptions used in the estimate are the discount rates, long-term currency exchange rates and the expected future costs, which includes underlying assumptions such as norms and rates and time required to decommission, which can vary considerably depending on the expected removal complexity. These significant assumptions are forward-looking and can be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process to calculate the present value of the estimated future decommissioning and removal expenditures determined in accordance with local conditions and requirements. This includes controls related to management's review of assumptions described above, used in the calculation of the ARO.

To test management's estimation of the provision for decommissioning and removal activities, our audit procedures included, among others, evaluating the completeness of the provision by comparing significant additions to property, plant and equipment to management's assessment of new ARO obligations recognized in the period.

To assess the expected future costs, among other procedures, we compared day rates for rigs, marine operations and heavy lift vessels to external market data or existing contracts. For time required to decommission, we compared the assumptions against historical data on a sample basis. We compared discount rates to external market data. With the support of our valuation specialists, we evaluated the methodology and models used by management to estimate the ARO, assessed the long-term currency exchange rates used in the models and performed a sensitivity analysis on the significant assumptions. In addition, we recalculated the formulas in the models.

/s/ Ernst & Young AS

We have served as the Company's auditor since 2019.

Stavanger, Norway
8 March 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Equinor ASA

Opinion on Internal Control over Financial Reporting
We have audited Equinor ASA and subsidiaries' (the Company) internal control over financial reporting as at 31 December 2021, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2021 Consolidated Financial Statements of the Company, and our report dated 8 March 2022 expressed an unqualified opinion thereon.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting as set out in section 3.10 Risk management and internal control. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young AS
Stavanger, Norway
8 March 2022

CONSOLIDATED STATEMENT OF INCOME

(in USD million)	Note	Full year 2021	2020	2019
Revenues	4	**88,744**	45,753	62,911
Net income/(loss) from equity accounted investments	13	**259**	53	164
Other income	5	**1,921**	12	1,283
Total revenues and other income	4	**90,924**	45,818	64,357
Purchases [net of inventory variation]		**(35,160)**	(20,986)	(29,532)
Operating expenses		**(8,598)**	(8,831)	(9,660)
Selling, general and administrative expenses		**(780)**	(706)	(809)
Depreciation, amortisation and net impairment losses	11, 12	**(11,719)**	(15,235)	(13,204)
Exploration expenses	12	**(1,004)**	(3,483)	(1,854)
Total operating expenses		**(57,261)**	(49,241)	(55,058)
Net operating income/(loss)	4	**33,663**	(3,423)	9,299
Interest expenses and other financial expenses		**(1,223)**	(1,392)	(1,450)
Other financial items		**(857)**	556	1,443
Net financial items	9	**(2,080)**	(836)	(7)
Income/(loss) before tax		**31,583**	(4,259)	9,292
Income tax	10	**(23,007)**	(1,237)	(7,441)
Net income/(loss)		**8,576**	(5,496)	1,851
Attributable to equity holders of the company		**8,563**	(5,510)	1,843
Attributable to non-controlling interests		**14**	14	8
Basic earnings per share (in USD)		**2.64**	(1.69)	0.55
Diluted earnings per share (in USD)		**2.63**	(1.69)	0.55
Weighted average number of ordinary shares outstanding (in millions)		**3,245**	3,269	3,326
Weighted average number of ordinary shares outstanding, diluted (in millions)		**3,254**	3,277	3,334

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in USD million)	Note	Full year 2021	2020	2019
Net income/(loss)		**8,576**	(5,496)	1,851
Actuarial gains/(losses) on defined benefit pension plans		**147**	(106)	427
Income tax effect on income and expenses recognised in OCI[1]		**(35)**	19	(98)
Items that will not be reclassified to the Consolidated statement of income	20	**111**	(87)	330
Foreign currency translation effects		**(1,052)**	1,064	(51)
Share of OCI from equity accounted investments		**0**	0	44
Items that may subsequently be reclassified to the Consolidated statement of income		**(1,052)**	1,064	(7)
Other comprehensive income/(loss)		**(940)**	977	323
Total comprehensive income/(loss)		**7,636**	(4,519)	2,174
Attributable to the equity holders of the company		**7,622**	(4,533)	2,166
Attributable to non-controlling interests		**14**	14	8

1) Other Comprehensive Income (OCI).

CONSOLIDATED BALANCE SHEET

(in USD million)	Note	At 31 December 2021	2020	At 1 January 2020
ASSETS				
Property, plant and equipment[1]	11, 23	**62,075**	68,508	71,751
Intangible assets	12	**6,452**	8,149	10,738
Equity accounted investments	13	**2,686**	2,262	1,442
Deferred tax assets	10	**6,259**	4,974	3,881
Pension assets	20	**1,449**	1,310	1,093
Derivative financial instruments	26	**1,265**	2,476	1,365
Financial investments	14	**3,346**	4,083	3,600
Prepayments and financial receivables	14	**1,087**	861	1,214
Total non-current assets		**84,618**	92,623	95,083
Inventories	15	**3,395**	3,084	3,363
Trade and other receivables	16	**17,927**	8,232	8,233
Derivative financial instruments	26	**5,131**	886	578
Financial investments	14	**21,246**	11,865	7,426
Cash and cash equivalents	17	**14,126**	6,757	5,177
Total current assets		**61,826**	30,824	24,778
Assets classified as held for sale	5	**676**	1,362	0
Total assets		**147,120**	124,809	119,861
EQUITY AND LIABILITIES				
Shareholders' equity		**39,010**	33,873	41,139
Non-controlling interests		**14**	19	20
Total equity	18	**39,024**	33,892	41,159
Finance debt	19	**27,404**	29,118	21,754
Lease liabilities	23	**2,449**	3,220	3,191
Deferred tax liabilities	10	**14,037**	11,224	9,410
Pension liabilities	20	**4,403**	4,292	3,867
Provisions and other liabilities[1]	21	**19,899**	22,568	19,750
Derivative financial instruments	26	**767**	676	1,173
Total non-current liabilities		**68,959**	71,097	59,144
Trade, other payables and provisions	22	**14,310**	10,510	10,450
Current tax payable		**13,119**	1,148	3,699
Finance debt	19	**5,273**	4,591	2,939
Lease liabilities	23	**1,113**	1,186	1,148
Dividends payable	18	**582**	357	859
Derivative financial instruments	26	**4,609**	1,710	462
Total current liabilities		**39,005**	19,502	19,557
Liabilities directly associated with the assets classified as held for sale	5	**132**	318	0
Total liabilities		**108,096**	90,917	78,702
Total equity and liabilities		**147,120**	124,809	119,861

1) Restated 1 January 2020 and 31 December 2020 figures due to a policy change affecting ARO, see note 2 Significant accounting policies and note 21 Provisions and other liabilities.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity
At 1 January 2019	1,185	8,247	38,790	(5,206)	(44)	**42,970**	19	**42,990**
Net income/(loss)			1,843			**1,843**	8	**1,851**
Other comprehensive income/(loss)			330	(51)	44	**323**		**323**
Total comprehensive income/(loss)								**2,174**
Dividends			(3,453)			**(3,453)**		**(3,453)**
Share buy-back		(500)				**(500)**		**(500)**
Other equity transactions		(15)	(29)			**(44)**	(7)	**(52)**
At 31 December 2019	1,185	7,732	37,481	(5,258)	0	**41,139**	20	**41,159**
Net income/(loss)			(5,510)			**(5,510)**	14	**(5,496)**
Other comprehensive income/(loss)			(87)	1,064	0	**977**		**977**
Total comprehensive income/(loss)								**(4,519)**
Dividends			(1,833)			**(1,833)**		**(1,833)**
Share buy-back	(21)	(869)				**(890)**		**(890)**
Other equity transactions		(11)	0			**(11)**	(15)	**(25)**
At 31 December 2020	1,164	6,852	30,050	(4,194)	0	**33,873**	19	**33,892**
Net income/(loss)			8,563			**8,563**	14	**8,576**
Other comprehensive income/(loss)			111	(1,052)	0	**(940)**		**(940)**
Total comprehensive income/(loss)								**7,636**
Dividends			(2,041)			**(2,041)**		**(2,041)**
Share buy-back	0	(429)				**(429)**		**(429)**
Other equity transactions		(15)	0			**(15)**	(18)	**(33)**
At 31 December 2021	1,164	6,408	36,683	(5,245)	0	**39,010**	14	**39,024**

Refer to note 18 Shareholders' equity and dividends.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in USD million)	Note	2021	Full year 2020	2019
Income/(loss) before tax		**31,583**	(4,259)	9,292
Depreciation, amortisation and net impairment losses	11,12	**11,719**	15,235	13,204
Exploration expenditures written off	12	**171**	2,506	777
(Gains)/losses on foreign currency transactions and balances		**(47)**	646	(224)
(Gains)/losses on sale of assets and businesses	5	**(1,519)**	18	(1,187)
(Increase)/decrease in other items related to operating activities[1]		**106**	918	1,016
(Increase)/decrease in net derivative financial instruments	26	**539**	(451)	(595)
Interest received		**96**	162	215
Interest paid		**(698)**	(730)	(723)
Cash flows provided by operating activities before taxes paid and working capital items		**41,950**	14,045	21,776
Taxes paid		**(8,588)**	(3,134)	(8,286)
(Increase)/decrease in working capital		**(4,546)**	(524)	259
Cash flows provided by operating activities		**28,816**	10,386	13,749
Cash used in business combinations[2]	5	**(111)**	0	(2,274)
Capital expenditures and investments		**(8,040)**	(8,476)	(10,204)
(Increase)/decrease in financial investments[3]		**(9,951)**	(3,703)	(1,012)
(Increase)/decrease in derivative financial instruments		**(1)**	(620)	298
(Increase)/decrease in other interest bearing items		**28**	202	(10)
Proceeds from sale of assets and businesses	5	**1,864**	505	2,608
Cash flows used in investing activities		**(16,211)**	(12,092)	(10,594)
New finance debt	19	**0**	8,347	984
Repayment of finance debt[4]	19	**(2,675)**	(2,055)	(1,314)
Repayment of lease liabilities[4]	23	**(1,238)**	(1,277)	(1,104)
Dividends paid	18	**(1,797)**	(2,330)	(3,342)
Share buy-back	18	**(321)**	(1,059)	(442)
Net current finance debt and other financing activities		**1,195**	1,365	(277)
Cash flows provided by/(used in) financing activities	19	**(4,836)**	2,991	(5,496)
Net increase/(decrease) in cash and cash equivalents		**7,768**	1,285	(2,341)
Foreign currency translation effects		**(538)**	294	(38)
Cash and cash equivalents at the beginning of the period (net of overdraft)	17	**6,757**	5,177	7,556
Cash and cash equivalents at the end of the period (net of overdraft)[5]	17	**13,987**	6,757	5,177

1) Full year 2021 includes redetermination settlement for the Agbami field. For more information, see note 24 Other commitments, contingent liabilities and contingent assets.
2) Net after cash and cash equivalents acquired.
3) Includes sale of Lundin shares in 2020.
4) Repayment of lease liabilities are separated from the line item Repayment of finance debt and 2019 and 2020 has been reclassified.
5) At 31 December 2021 cash and cash equivalents included a net overdraft of USD 140 million. At 31 December 2020 and 2019, cash and cash equivalents net overdraft were zero.

Interest paid in cash flows provided by operating activities excludes capitalised interest of USD 334 million, USD 308 million, and USD 480 million for the years ending 31 December 2021, 2020 and 2019, respectively. Capitalised interest is included in Capital expenditures and investments in cash flows used in investing activities. Total interest paid are USD 1.032 million, USD 1.038 million, and USD 1.203 million for the years 2021, 2020 and 2019, respectively.

Notes to the Consolidated financial statements

1 Organisation

Equinor ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Equinor ASA's shares are listed on the Oslo Børs (OSL, Norway) and the New York Stock Exchange (NYSE, USA).

The Equinor group's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products and other forms of energy.

All the Equinor group's oil and gas activities and net assets on the Norwegian continental shelf are owned by Equinor Energy AS, a 100% owned operating subsidiary. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

The Consolidated financial statements of Equinor for the full year 2021 were authorised for issue in accordance with a resolution of the board of directors on 8 March 2022.

2 Significant accounting policies

Statement of compliance
The Consolidated financial statements of Equinor ASA and its subsidiaries (Equinor) have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and with IFRSs as issued by the International Accounting Standards Board (IASB), effective at 31 December 2021.

Basis of preparation
The financial statements are prepared on the historical cost basis with some exceptions, as detailed in the accounting policies set out below. The policies described in this note are, unless otherwise noted, in effect at the balance sheet date. These policies have been applied consistently to all periods presented in these Consolidated financial statements, except as otherwise noted in disclosure related to the impact of policy changes following the adoption of new accounting standards and voluntary changes in 2021. Certain amounts in the comparable years have been restated or reclassified to conform to current year presentation. The subtotals and totals in some of the tables in the notes may not equal the sum of the amounts shown in the primary financial statements due to rounding.

Operating related expenses in the Consolidated statement of income are presented as a combination of function and nature in conformity with industry practice. Purchases [net of inventory variation] and Depreciation, amortisation and net impairment losses are presented in separate lines based on their nature, while Operating expenses and Selling, general and administrative expenses as well as Exploration expenses are presented on a functional basis. Significant expenses such as salaries, pensions, etc. are presented by their nature in the notes to the Consolidated financial statements.

Changes in significant accounting policies in the current period
Interest rate benchmark reform - amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
Following the decision taken by global regulators to replace Interbank Offered Rates (IBORs) with alternative nearly risk-free rates (RFRs), IASB released two publications addressing issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an RFR (phase one), and issues that affect financial reporting when an existing interest rate benchmark is replaced with an RFR (phase two), typically modifications to contracts as a result of the reform. The amendments provide specific guidance on how to treat financial assets and financial liabilities where the basis for determining the contractual cash flows changes as a result of the interest rate benchmark reform. As a practical expedient, the amendments require an entity to change the basis for determining the contractual cash flows prospectively by revising the effective interest rate. Had the expedient not existed, the financial instrument should be derecognised by such a contractual change, or, if the modification was insubstantial, the carrying value of the financial instrument recalculated and the adjustment recognised as a profit/loss.

The phase one amendments were effective from 1 January 2020 and the phase two amendments were effective for annual periods beginning on or after 1 January 2021. Equinor has applied the amendments at the effective dates.

For Equinor, the transition is relevant for issued bonds with floating interest rates, terms of conditions for bank accounts, project financing, legal contracts and joint venture cash calls as well as for derivatives. In collaboration with our counterparties, Equinor is in the process of replacing contracts which include references to IBORs with new contracts with references to RFRs. Currently, the IBOR reform mainly implies an administrative burden and no material financial impact from the reform is expected. Equinor's risk management strategy has not changed to a significant degree following the IBOR reform.

Other standards, amendments to standards and interpretations of standards, effective as of 1 January 2021
Other standard amendments or interpretations of standards effective as of 1 January 2021 and adopted by Equinor, were not material to Equinor's Consolidated financial statements upon adoption.

Voluntary change in significant accounting policy related to discount rate for Asset Retirement Obligation (ARO) calculation
With effect from 1 October 2021, Equinor changed its discount rate used in calculation of the ARO so that it no longer includes an element covering Equinor's own credit risk. This voluntary accounting policy change is made because the credit element's exclusion from the discount rate in estimating the ARO liability is deemed to better represent the risks specific to the ARO liability. The change affects the amounts of ARO liabilities and the ARO elements of property, plant and equipment materially, and prior periods' balance sheet amounts in this respect have been restated, see further details in Note 21. The policy change will impact future depreciation expenses as well as potential asset impairments or impairment reversals. The impact on relevant lines in the income statement and on equity upon implementation of the voluntary policy change are immaterial. Prior period income statements and statements of changes in equity have not been restated.

Other standards, amendments to standards and interpretations of standards, issued but not yet effective

Amendment to IAS 1 and Materiality practice statement 2: Replacing 'Significant accounting policies' with 'Material accounting policies'
IASB has issued an amendment to IAS 1 Presentation of financial statements and the IFRS Practice Statement 2 'Making Materiality Judgement'. These amendments are intended to help entities provide more useful accounting policy disclosures by replacing the term 'Significant' with the term 'Material' and by providing additional guidance as to what is considered a 'material accounting policy'. When implementing the amendment, even though some additions to the disclosures may be introduced to present an even more Equinor-specific accounting policy note, the note is expected to be somewhat reduced in scope, disclosing only those accounting policies that are deemed needed to understand other material information in the financial statements of Equinor.

The amendments become effective for annual periods beginning on or after 1 January 2023, but earlier application is permitted. Equinor expects to apply the amendments from the effective date.

Other standards, amendments to standards, and interpretations of standards, issued but not yet effective, are either not expected to materially impact Equinor's Consolidated financial statements, or are not expected to be relevant to Equinor's Consolidated financial statements upon adoption.

Key sources of estimation uncertainty
The preparation of the Consolidated financial statements requires that management makes estimates and assumptions that affect reported amounts of assets, liabilities, income and expenses. The estimates are prepared based on tailormade models, while the assumptions on which the estimates are based rely on historical experience, external sources of information and various other factors that management assesses to be reasonable under the current conditions and circumstances. These estimates and assumptions form the basis of making the judgements about carrying values of assets and liabilities when these are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis considering the current and expected future set of conditions.

Equinor is exposed to a number of underlying economic factors which affect the overall results, such as liquids prices, natural gas prices, refining margins, foreign currency exchange rates, market risk premiums and interest rates as well as financial instruments with fair values derived from changes in these factors. In addition, Equinor's results are influenced by the level of production, which in the short term may be influenced by, for instance, maintenance programmes. In the long-term, the results are impacted by the success of exploration, field development and operating activities.

The most important matters in understanding the key sources of estimation uncertainty that are involved in preparing these Consolidated financial statements are disclosed in the following under each paragraph, where relevant.

> **Estimation uncertainty from initiatives to limit climate changes and the energy transition**
> The effects of the initiatives to limit climate changes and the potential impact of the energy transition are relevant to some of the economic assumptions in our estimations of future cash flow. The results the development of such initiatives may have in the future, and the degree Equinor's operations will be affected by them, are sources of uncertainty. Estimating global energy demand and commodity prices towards 2050 is a challenging task, assessing the future development in supply and demand, technology change, taxation, tax on emissions, production limits and other important factors. The assumptions may change which could materialise in different outcomes from the current projected scenarios. This could result in significant changes to accounting estimates, such as economic useful life (affects depreciation period and timing of asset retirement obligations) and value-in-use calculations (affects impairment assessments). See note 3 Consequences of initiatives to limit climate changes for more details.

Statement of cash flows
In the statement of cash flows, operating activities are presented using the indirect method, where Income/(loss) before tax is adjusted for changes in inventories and operating receivables and payables, the effects of non-cash items such as depreciations, amortisations and impairments, provisions, unrealised gains and losses and undistributed profits from associates and items of income or expense for which the cash effects are investing or financing cash flows. Increase/decrease in financial investments, Increase/decrease in derivative financial instruments and Increase/decrease in other interest-bearing items are all presented net as part of Investing activities, either because the transactions are financial investments and turnover is quick, the amounts are large, and the maturities are short, or due to materiality.

Basis of consolidation
The Consolidated financial statements include the accounts of Equinor ASA and its subsidiaries and include Equinor's interest in jointly controlled and equity accounted investments.

Subsidiaries
Entities are determined to be controlled by Equinor, and consolidated in Equinor's financial statements, when Equinor has power over the entity, ability to use that power to affect the entity's returns, and exposure to, or rights to, variable returns from its involvement with the entity.

All intercompany balances and transactions, including unrealised profits and losses arising from Equinor's internal transactions, have been eliminated.

Non-controlling interests are presented separately within equity in the Consolidated balance sheet.

When partially divesting subsidiaries which do not constitute a business, and the investment is reclassified to an associate or a jointly controlled investment, Equinor only recognises the gain or loss on the divested part.

> **Accounting judgement regarding partial divestments**
> The policy regarding partial divestments of subsidiaries requires judgement to be applied on a case-by-case basis and has had a substantial impact on the accounting for the divestment of Equinor's non-operated interests in the Empire Wind and Beacon Wind assets, which took effect in 2021 and are further described in Note 5 Acquisitions and Disposals. Equinor reflected on the requirements and scope of IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures, as well as the substance of the transactions. In evaluating the standards' requirements, Equinor acknowledged pending considerations related to several relevant and similar issues which have been postponed by the IASB in anticipation of concurrent consideration at a later date and considered the facts and substance of the transactions in question as well as Equinor's subsequent involvement. Since assets were transferred into separate legal entities only at the time when 50% of the entities' shares were sold to a third party, thereby resulting in Equinor's loss of control of those asset-owning subsidiaries, and simultaneously established investments in joint ventures, Equinor concluded to only recognise the gain on the divested part.

Joint operations and similar arrangements, joint ventures and associates
A joint arrangement is present where Equinor holds a long-term interest which is jointly controlled by Equinor and one or more other partners under a contractual arrangement in which decisions about the relevant activities require the unanimous consent of the parties sharing control. Such joint arrangements are classified as either joint operations or joint ventures.

The parties to a joint operation have rights to the assets and obligations for the liabilities, relating to their respective share of the joint arrangement. In determining whether the terms of contractual arrangements and other facts and circumstances lead to a classification as joint operations, Equinor considers the nature of products and markets of the arrangements and whether the substance of their agreements is that the parties involved have rights to substantially all the arrangement's assets. Equinor accounts for its share of assets, liabilities, revenues and expenses in joint operations in accordance with the principles applicable to those particular assets, liabilities, revenues and expenses.

Acquisition of ownership shares in joint ventures and other equity accounted investments in which the activity constitutes a business, are accounted for in accordance with the requirements applicable to business combinations.

Those of Equinor's exploration and production licence activities that are within the scope of IFRS 11 Joint Arrangements have been classified as joint operations. A considerable number of Equinor's unincorporated joint exploration and production activities are conducted through arrangements that are not jointly controlled, either because unanimous consent is not required among all parties involved, or no single group of parties has joint control over the activity. Licence activities where control can be achieved through agreement between more than one combination of involved parties are considered to be outside the scope of IFRS 11, and these activities are accounted for on a pro-rata basis using Equinor's ownership share. Currently there are no significant differences in Equinor's accounting for unincorporated licence arrangements whether in scope of IFRS 11 or not.

Joint ventures, in which Equinor has rights to the net assets, are accounted for using the equity method. These currently include the majority of Equinor's investments in the Renewables (REN) operating and reporting segment.

Equinor's participation in joint arrangements that are joint ventures and investments in companies in which Equinor has neither control nor joint control but has the ability to exercise significant influence over operating and financial policies, are classified as equity accounted investments. Under the equity method, the investment is carried on the Consolidated balance sheet at cost plus post-acquisition changes in Equinor's share of net assets of the entity, less distributions received and less any impairment in value of the investment. The part of an equity accounted investment's dividend distribution exceeding the entity's carrying amount in the Consolidated balance sheet is reflected as income from equity accounted investments in the Consolidated statement of income. Equinor will subsequently only reflect the share of net profit in the investment that exceeds the dividend already reflected as income. Goodwill may arise as the surplus of the cost of investment over Equinor's share of the net fair value of the identifiable assets and liabilities of the joint venture or associate. Such goodwill is recorded within the corresponding investment. The Consolidated statement of income reflects Equinor's share of the results after tax of an equity accounted entity, adjusted to account for depreciation, amortisation and any impairment of the equity accounted entity's assets based on their fair values at the date of acquisition. Net income/loss from equity accounted investments is presented as part of Total revenues and other income, as investments in and participation with significant influence in other companies engaged in energy-related business activities is considered to be part of Equinor's main operating activities. Where material differences in accounting policies arise, adjustments to the financial statements of equity accounted entities are made in order to bring the accounting policies applied in line with Equinor's. Material unrealised gains on transactions between Equinor and its equity accounted entities are eliminated to the extent of Equinor's interest in each equity accounted entity. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Equinor assesses investments in equity accounted entities for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Equinor as operator of joint operations and similar arrangements
Indirect operating expenses such as personnel expenses are accumulated in cost pools. These costs are allocated on an hours' incurred basis to business areas and Equinor operated joint operations under IFRS 11 and to similar arrangements (licences) outside the scope of IFRS 11. Costs allocated to the other partners' share of operated joint operations and similar arrangements reduce the costs in the Consolidated statement of income. Only Equinor's share of the statement of income and balance sheet items related to Equinor-operated joint operations and similar arrangements are reflected in the Consolidated statement of income and the Consolidated balance sheet. The accounting for lease contracts in joint operations or similar arrangements depends on whether or not Equinor or all partners equally have the primary responsibility for the lease payments and is described in further detail in the paragraph Leases below.

Reporting segments
Equinor identifies its operating segments (business areas) on the basis of those components of Equinor that are regularly reviewed by the chief operating decision maker, Equinor's corporate executive committee (CEC). Equinor combines business areas when these satisfy relevant aggregation criteria.

Equinor's accounting policies as described in this note also apply to the specific financial information included in reporting segments-related disclosure in these Consolidated financial statements, with an exception for leases. Note 4 Segments includes further information about lease accounting in the reporting segments.

Foreign currency translation
In preparing the financial statements of the individual entities, transactions in foreign currencies (those other than functional currency) are translated at the foreign exchange rate at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate at the balance sheet date. Foreign exchange differences arising on translation are recognised in the Consolidated statement of income as foreign exchange gains or losses within Net financial items. Foreign exchange differences arising from the translation of estimate-based provisions, however, generally are accounted for as part of the change in the underlying estimate and as such may be included within the relevant operating expense or income tax sections of the Consolidated statement of income depending on the nature of the provision. Non-monetary assets that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transactions. Loans from

Equinor ASA to subsidiaries with other functional currencies than the parent company, and for which settlement is neither planned nor likely in the foreseeable future, are considered part of the parent company's net investment in the subsidiary. Foreign exchange differences arising on such loans are recognised in Other comprehensive income (OCI) in the Consolidated financial statements.

Presentation currency

For the purpose of preparing the Consolidated financial statements, the statement of income, the balance sheet and the cash flows of each entity are translated from the functional currency into the presentation currency, USD. The assets and liabilities of entities whose functional currencies are other than USD, are translated into USD at the foreign exchange rate at the balance sheet date. The revenues and expenses of such entities are translated using the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation from functional currency to presentation currency are recognised separately in OCI. The cumulative amount of such translation differences relating to an entity and previously recognised in OCI, is reclassified to the Consolidated statement of income and reflected as a part of the gain or loss on disposal of that entity.

Business combinations

Business combinations, except for transactions between entities under common control, are accounted for using the acquisition method of accounting. The acquired identifiable tangible and intangible assets, liabilities and contingent liabilities are measured at their fair values at the date of the acquisition. Acquisition costs incurred are expensed under Selling, general and administrative expenses.

Accounting judgement regarding acquisitions

Determining whether an acquisition meets the definition of a business combination requires judgement to be applied on a case-by-case basis. Acquisitions are assessed under the relevant IFRS criteria to establish whether the transaction represents a business combination or an asset purchase, and the conclusion may materially affect the financial statements both in the transaction period and in terms of future periods' operating income. Similar assessments are performed upon the acquisition of interests in a joint operation to determine whether the activity in the joint operation constitutes a business, and whether the principles of business acquisition accounting therefore should be applied. The concentration test in IFRS 3 provide some clarification to the definition of a business, but do not diminish the fact that critical judgements apply when deciding on whether a transaction is a business combination. Depending on the specific facts, acquisitions of exploration and evaluation licences for which a development decision has not yet been made, have largely been concluded to represent asset purchases.

Revenue recognition

Equinor presents Revenue from contracts with customers and Other revenue as a single caption, Revenues, in the Consolidated statement of income.

Revenue from contracts with customers

Revenue from contracts with customers is recognised upon satisfaction of the performance obligations for the transfer of goods and services in each such contract. The revenue amounts that are recognised reflect the consideration to which Equinor expects to be entitled in exchange for those goods and services. Revenue from the sale of crude oil, natural gas, petroleum products and other merchandise is recognised when a customer obtains control of those products, which normally is when title passes at point of delivery, based on the contractual terms of the agreements. Each such sale normally represents a single performance obligation. In the case of natural gas, sales are completed over time in line with the delivery of the actual physical quantities.

Sales and purchases of physical commodities are presented on a gross basis as Revenues from contracts with customers and Purchases [net of inventory variation] respectively in the Consolidated statement of income. When the contracts are deemed financial instruments or part of Equinor's trading activities, they are settled and presented on a net basis. Sales of Equinor's own produced oil and gas volumes are always reflected gross as Revenue from contracts with customers.

Revenues from the production of oil and gas in which Equinor shares an interest with other companies are recognised on the basis of volumes lifted and sold to customers during the period (the sales method). Where Equinor has lifted and sold more than the ownership interest, an accrual is recognised for the cost of the overlift. Where Equinor has lifted and sold less than the ownership interest, costs are deferred for the underlift.

Revenue is presented net of customs, excise taxes and royalties paid in-kind on petroleum products.

Other revenue

Items representing a form of revenue, or which are closely connected with revenue from contracts with customers, are presented as Other revenue if they do not qualify as revenue from contracts with customers. These other revenue items include taxes paid in-kind under certain production sharing agreements (PSAs) and the net impact of commodity trading and commodity-based derivative instruments connected with sales contracts or revenue-related risk management.

Transactions with the Norwegian State

Equinor markets and sells the Norwegian State's share of oil and gas production from the Norwegian continental shelf (NCS). The Norwegian State's participation in petroleum activities is organised through the SDFI. All purchases and sales of the SDFI's oil production are classified as purchases [net of inventory variation] and revenues from contracts with customers, respectively.

Equinor sells, in its own name, but for the Norwegian State's account and risk, the State's production of natural gas. These gas sales and related expenditures refunded by the Norwegian State are presented net in the Consolidated financial statements. Natural gas sales made in the name of Equinor subsidiaries are also presented net of the SDFI's share in the Consolidated statement of income, but this activity is reflected gross in the Consolidated balance sheet.

> **Accounting judgement related to transactions with the Norwegian State**
> Whether to account for the transactions gross or net involves the use of significant accounting judgement. In making the judgement, Equinor has considered whether it controls the State originated crude oil volumes prior to onwards sales to third party customers. Equinor directs the use of the volumes, and although certain benefits from the sales subsequently flow to the State, Equinor purchases the crude oil volumes from the State and obtains substantially all the remaining benefits. On that basis, Equinor has concluded that it acts as principal in these sales.
>
> Regarding gas sales, Equinor concluded that ownership of the gas had not been transferred from the SDFI to Equinor. Although Equinor has been granted the ability to direct the use of the volumes, all the benefits from the sales of these volumes flow to the State. On that basis, Equinor is not considered the principal in the sale of the SDFI's natural gas volumes.

Employee benefits
Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of Equinor.

Research and development
Equinor undertakes research and development both on a funded basis for licence holders and on an unfunded basis for projects at its own risk. Equinor's own share of the licence holders' funding and the total costs of the unfunded projects are considered for capitalisation under the applicable IFRS requirements. Subsequent to initial recognition, any capitalised development costs are reported at cost less accumulated amortisation and accumulated impairment losses.

Levies, emission allowances and other government takes
CO_2 free quotas received under the EU Emissions Trading System (EU ETS) are reflected evenly over the accounting year. Additional quotas purchased are reflected at cost in Operating expenses as incurred in line with emissions. Accruals for CO_2 quotas required to cover emissions to date are valued at market price and reflected as a current liability within Trade, other payables and provisions. Quotas owned, but exceeding the emissions incurred to date, are carried in the balance sheet at cost price, classified as Other current receivables, as long as such purchased quotas are acquired in order to cover own emissions and may be kept to cover subsequent years' emissions.

Obligations resulting from current year emissions and the corresponding amounts for quotas that have been bought, paid and expensed, but which have not yet been surrendered to the relevant authorities, are reflected net in the balance sheet.

> **Estimation uncertainty regarding levies**
> Equinor's global business activities are subject to different indirect taxes in various jurisdictions around the world. In these jurisdictions, governments can respond to global or local development, including climate related matters and public fiscal balances, by issuing new laws or other regulations stipulating changes in value added tax, tax on emissions, customs duties or other levies which may affect profitability and even the viability of Equinor's business in that jurisdiction. Equinor mitigates this risk by using local legal representatives and staying up to date with the legislation in the jurisdictions where activities are carried out. Occasionally, legal disputes arise from difference in interpretations. Equinor's legal department, together with local legal representatives, estimate the outcome from such legal disputes based on first-hand knowledge. Such estimates may differ from the actual results. We refer to note 24 Other commitments, contingent liabilities and contingent assets for a presentation of contingent liabilities arising from such legal proceedings.

Income tax
Income tax in the Consolidated statement of income comprises current and deferred tax expense. Income tax is recognised in the Consolidated statement of income except when it relates to items recognised in OCI.

Current tax consists of the expected tax payable on the taxable income for the year and any adjustment to tax payable for previous years. Uncertain tax positions and potential tax exposures are analysed individually, and as tax disputes are mostly binary in nature, the most likely amount for probable liabilities to be paid (unpaid potential tax exposure amounts, including penalties) and for assets to be received (disputed tax positions for which payment has already been made) in each case is recognised within Current tax or Deferred tax as appropriate. Interest income and interest expenses relating to tax issues are estimated and recognised in the period in which they are earned or incurred and are presented within Net financial items in the Consolidated statement of income. Uplift benefit on the NCS is recognised when the deduction is included in the current year tax return and impacts taxes payable.

Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases, and on unused tax losses and credits carried forward, subject to the initial recognition exemption. The amount of deferred tax is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. In order for a deferred tax asset to be recognised based on future taxable income, convincing evidence is required, taking into account the existence of contracts, production of oil or gas in the near future based on volumes of proved reserves, observable prices in active markets, expected volatility of trading profits, expected foreign currency rate movements and similar facts and circumstances.

When an asset retirement obligation or a lease contract is initially reflected in the accounts, a deferred tax liability and a corresponding deferred tax asset are recognised simultaneously and accounted for in line with other deferred tax items. The applied policy is in line with an amendment to IAS 12, reducing the scope of the initial recognition exemption, which is effective from 1 January 2023.

Estimation uncertainty regarding income tax

Every year Equinor incurs significant amounts of income taxes payable to various jurisdictions around the world and may recognise significant changes to deferred tax assets and deferred tax liabilities. There may be uncertainties related to interpretations of applicable tax laws and regulations regarding amounts in Equinor's tax returns, which are filed in a considerable number of tax regimes. For cases of uncertain tax treatments, it may take several years to complete the discussions with relevant tax authorities or to reach resolutions of the appropriate tax positions through litigation.

The carrying values of income tax related assets and liabilities are based on Equinor's interpretations of applicable laws, regulations and relevant court decisions. The quality of these estimates, including the most likely outcomes of uncertain tax treatments, is highly dependent upon proper application of at times very complex sets of rules, the recognition of changes in applicable rules and, in the case of deferred tax assets, management's ability to project future earnings from activities that may apply loss carry forward positions against future income taxes.

The Covid-19 pandemic has increased the uncertainty in determining key business assumptions used to assess the recoverability of deferred tax assets through sufficient future taxable income before tax losses expire. Climate-related matters and the transition to carbon-neutral energy-consumption globally could also influence Equinor's future taxable profits, and ability to utilise tax losses carried forward and the recognition of deferred tax assets in certain tax jurisdictions.

Oil and gas exploration, evaluation and development expenditures

Equinor uses the successful efforts method of accounting for oil and gas exploration costs. Expenditures to acquire mineral interests in oil and gas properties and to drill and equip exploratory wells are capitalised as exploration and evaluation expenditures within intangible assets until the well is complete and the results have been evaluated, or there is any other indicator of a potential impairment. Exploration wells that discover potentially economic quantities of oil and natural gas remain capitalised as intangible assets during the evaluation phase of the discovery. This evaluation is normally finalised within one year after well completion. If, following the evaluation, the exploratory well has not found potentially commercial quantities of hydrocarbons, the previously capitalised costs are evaluated for derecognition or tested for impairment. Geological and geophysical costs and other exploration and evaluation expenditures are expensed as incurred.

Capitalised exploration and evaluation expenditures, including expenditures to acquire mineral interests in oil and gas properties related to offshore wells that find proved reserves, are transferred from Exploration expenditures and Acquisition costs - oil and gas prospects (Intangible assets) to Property, plant and equipment at the time of sanctioning of the development project. The timing from evaluation of a discovery until a project is sanctioned could take several years depending on the location and maturity, including existing infrastructure, of the area of discovery, whether a host government agreement is in place, the complexity of the project and the financial robustness of the project. For onshore wells where no sanction is required, the transfer from Exploration expenditures and Acquisition cost – oil and gas prospects (Intangible assets) to Property, plant and equipment occurs at the time when a well is ready for production.

For exploration and evaluation asset acquisitions (farm-in arrangements) in which Equinor has made arrangements to fund a portion of the selling partner's exploration and/or future development expenditures (carried interests), these expenditures are reflected in the Consolidated financial statements as and when the exploration and development work progresses. Equinor reflects exploration and evaluation asset dispositions (farm-out arrangements) on a historical cost basis with no gain or loss recognition.

A gain related to a post-tax-based disposition of assets on the NCS includes the release of tax liabilities previously computed and recognised related to the assets in question. The resulting after-tax gain is recognised in full in Other income in the Consolidated statement of income.

Consideration from the sale of an undeveloped part of an onshore asset reduces the carrying amount of the asset. The part of the consideration that exceeds the carrying amount of the asset, if any, is reflected in the Consolidated statement of income under Other income.

Even exchanges (swaps) of exploration and evaluation assets with only immaterial cash considerations are accounted for at the carrying amounts of the assets given up with no gain or loss recognition.

Accounting judgement and estimation uncertainty regarding exploration activities
Equinor capitalises the costs of drilling exploratory wells pending determination of whether the wells have found proved oil and gas reserves. Equinor also capitalises leasehold acquisition costs and signature bonuses paid to obtain access to undeveloped oil and gas acreage. Judgements as to whether these expenditures should remain capitalised, be de-recognised or written down in the period may materially affect the carrying values of these assets and consequently, the operating income for the period.

Property, plant and equipment
Property, plant and equipment is reflected at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of an asset retirement obligation, if any, exploration costs transferred from intangible assets and, for qualifying assets, borrowing costs. Proceeds from production ahead of a project's final approval are regarded as 'early production' and is recognised as revenue rather than as a reduction of acquisition cost. Contingent consideration included in the acquisition of an asset or group of similar assets is initially measured at its fair value, with later changes in fair value other than due to the passage of time reflected in the book value of the asset or group of assets, unless the asset is impaired. Property, plant and equipment include costs relating to expenditures incurred under the terms of PSAs in certain countries, and which qualify for recognition as assets of Equinor. State-owned entities in the respective countries, however, normally hold the legal title to such PSA-based property, plant and equipment.

Exchanges of assets are measured at fair value, primarily of the asset given up, unless the fair value of neither the asset received, nor the asset given up is measurable with sufficient reliability.

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets, inspection costs and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will flow to Equinor, the expenditure is capitalised. Inspection and overhaul costs, associated with regularly scheduled major maintenance programmes planned and carried out at recurring intervals exceeding one year, are capitalised and amortised over the period to the next scheduled inspection and overhaul. All other maintenance costs are expensed as incurred.

Capitalised exploration and evaluation expenditures, development expenditure on the construction, installation or completion of infrastructure facilities such as platforms, pipelines and the drilling of production wells, and field-dedicated transport systems for oil and gas are capitalised as Producing oil and gas properties within Property, plant and equipment. Such capitalised costs, when designed for significantly larger volumes than the reserves from already developed and producing wells, are depreciated using the unit of production method based on proved reserves expected to be recovered from the area during the concession or contract period. Depreciation of production wells uses the unit of production method based on proved developed reserves, and capitalised acquisition costs of proved properties are depreciated using the unit of production method based on total proved reserves. In the rare circumstances where the use of proved reserves fails to provide an appropriate basis reflecting the pattern in which the asset's future economic benefits are expected to be consumed, a more appropriate reserve estimate is used. Depreciation of other assets and transport systems used by several fields is calculated on the basis of their estimated useful lives, normally using the straight-line method. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately. For exploration and production assets, Equinor has established separate depreciation categories which as a minimum distinguish between platforms, pipelines and wells.

The estimated useful lives of property, plant and equipment are reviewed on an annual basis, and changes in useful lives are accounted for prospectively. An item of property, plant and equipment is de-recognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in Other income or Operating expenses, respectively, in the period the item is derecognised.

Monetary or non-monetary grants from governments, when related to property, plant and equipment and considered reasonably certain, are recognised in the Consolidated balance sheet as a deduction to the carrying value of the asset and subsequently recognised in the Consolidated statement of income over the life of the depreciable asset as a reduced depreciation expense.

Estimation uncertainty regarding determining oil and gas reserves
Reserves estimates are complex and based on a high degree of professional judgement involving geological and engineering assessments of in-place hydrocarbon volumes, the production, historical recovery and processing yield factors and installed plant operating capacity. Recoverable oil and gas quantities are always uncertain. The reliability of these estimates at any point in time depends on both the quality and availability of the technical and economic data and the efficiency of extracting and processing the hydrocarbons. Reserves quantities are, by definition, discovered, remaining, recoverable and economic.

Estimation uncertainty; Proved oil and gas reserves
Proved oil and gas reserves may impact the carrying amounts of oil and gas producing assets, as changes in the proved reserves, for instance as a result of changes in prices, will impact the unit of production rates used for depreciation and amortisation. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations. Unless evidence indicates that renewal is reasonably certain, estimates of proved reserves only reflect the period before the contracts providing the right to operate expire. For future development projects, proved reserves estimates are included only where there is a significant commitment to project funding and execution and when relevant governmental and regulatory approvals have been secured or are reasonably certain to be secured.

Proved reserves are divided into proved developed and proved undeveloped reserves. Proved developed reserves are to be recovered through existing wells with existing equipment and operating methods, or where the cost of the required equipment is relatively minor compared to the cost of a new well. Proved undeveloped reserves are to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major capital expenditure is required for recompletion. Undrilled well locations can be classified as having proved undeveloped reserves if a development plan is in place indicating that they are scheduled to be drilled within five years, unless specific circumstances justify a longer time horizon. Specific circumstances are for instance fields which have large up-front investments in offshore infrastructure, such as many fields on the NCS, where drilling of wells is scheduled to continue for much longer than five years. For unconventional reservoirs where continued drilling of new wells is a major part of the investments, such as the US onshore assets, the proved reserves are always limited to proved well locations scheduled to be drilled within five years.

Proved oil and gas reserves have been estimated by internal qualified professionals on the basis of industry standards and are governed by the oil and gas rules and disclosure requirements in the U.S. Securities and Exchange Commission (SEC) regulations S-K and S-X, and the Financial Accounting Standards Board (FASB) requirements for supplemental oil and gas disclosures. The estimates have been based on a 12-month average product price and on existing economic conditions and operating methods as required, and recovery of the estimated quantities have a high degree of certainty (at least a 90% probability). An independent third party has evaluated Equinor's proved reserves estimates, and the results of this evaluation do not differ materially from Equinor's estimates.

Estimation uncertainty; Expected oil and gas reserves
Changes in the expected oil and gas reserves, for instance as a result of changes in prices, may materially impact the amounts of asset retirement obligations, as a consequence of timing of the removal activities. It may also impact value-in-use calculations for oil and gas assets, possibly also affecting impairment testing and the recognition of deferred tax assets. Expected oil and gas reserves are the estimated remaining, commercially recoverable quantities, based on Equinor's judgement of future economic conditions, from projects in operation or decided for development. Recoverable oil and gas quantities are always uncertain. As per Equinor's internal guidelines, expected reserves are defined as the 'forward looking mean reserves' when based on a stochastic prediction approach. In some cases, a deterministic prediction method is used, in which case the expected reserves are the deterministic base case or best estimate. Expected reserves are therefore typically larger than proved reserves as defined by the SEC, which are high confidence estimates with at least a 90% probability of recovery when a probabilistic approach is used. Expected oil and gas reserves have been estimated by internal qualified professionals on the basis of industry standards and classified in accordance with the Norwegian resource classification system issued by the Norwegian Petroleum Directorate.

Assets classified as held for sale

Non-current assets are classified separately as held for sale in the Consolidated balance sheet when their carrying amount will be recovered through a sales transaction rather than through continuing use. This condition is met only when the sale is highly probable, which is when the asset is available for immediate sale in its present condition, and management is committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Liabilities directly associated with the assets classified as held for sale and expected to be included as part of the sale transaction, are correspondingly also classified separately. Once classified as held for sale, property, plant and equipment and intangible assets are not subject to depreciation or amortisation. The net assets and liabilities of a disposal group classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

Leases

A lease is defined as a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. As a lessee, each contract that meets the definition of a lease is recognised in the Consolidated balance sheet. At the date at which the underlying asset is made available for Equinor, the present value of future lease payments is recognised as a lease liability. A corresponding right-of-use (RoU) asset is recognised, including also lease payments and direct costs incurred at or before the commencement date. Future lease payments are reflected as interest expense and a reduction of lease liabilities. The RoU assets are depreciated over the shorter of each contract's term and the assets' useful life.

The present value of fixed lease payments (or variable lease payments, if the payment depends on an index or a rate) is calculated using the interest rate implicit in the lease, or if that rate cannot be readily determined, Equinor's incremental borrowing rate, for the non-cancellable period Equinor has the right to use the underlying asset. Extension options are included in the lease term if they are considered reasonably certain to be exercised.

Short term leases (12 months or less) and leases of low value assets are not reflected in the Consolidated balance sheet but are expensed or (if appropriate) capitalised as incurred, depending on the activity in which the leased asset is used.

Many of Equinor's lease contracts, such as rig and vessel leases, involve several additional services and components, including personnel cost, maintenance, drilling related activities, and other items. For a number of these contracts, the additional services represent a not inconsiderable portion of the total contract value. Non-lease components within lease contracts are accounted for separately for all underlying classes of assets and reflected in the relevant expense category or (if appropriate) capitalised as incurred, depending on the activity involved.

Where all partners in a licence are considered to share the primary responsibility for lease payments under a contract, the related lease liability and RoU asset will be recognised net by Equinor, on the basis of Equinor's participation interest in the licence. When Equinor is considered to have the primary responsibility for the full external lease payments, the lease liability is recognised gross (100%). Equinor derecognises a portion of the RoU asset equal to the non-operator's interests in the lease, and replace it with a corresponding financial lease receivable, if a financial sublease is considered to exist between Equinor and the licence. A financial sublease will typically exist where Equinor enters into a contract in its own name, has the primary responsibility for the external lease payments, the underlying asset will only be used on one specific licence, and the costs and risks related to the use of the asset are carried by that specific licence.

Accounting judgement regarding leases

In the oil and gas industry, where activity frequently is carried out through joint arrangements or similar arrangements, the application of IFRS 16 requires evaluations of whether the joint arrangement or its operator is the lessee in each lease agreement and consequently whether such contracts should be reflected gross (100%) in the operator's financial statements, or according to each joint operation partner's proportionate share of the lease.

In many cases where an operator is the sole signatory to a lease contract of an asset to be used in the activities of a specific joint operation, the operator does so implicitly or explicitly on behalf of the joint arrangement. In certain jurisdictions, and importantly for Equinor as this includes the Norwegian continental shelf (NCS), the concessions granted by the authorities establish both a right and an obligation for the operator to enter into necessary agreements in the name of the joint operations (licences).

As is the customary norm in upstream activities operated through joint arrangements, the operator will manage the lease, pay the lessor, and subsequently re-bill the partners for their share of the lease costs. In each such instance, it is necessary to determine whether the operator is the sole lessee in the external lease arrangement, and if so, whether the billings to partners may represent sub-leases, or whether it is in fact the joint arrangement which is the lessee, with each participant accounting for its proportionate share of the lease. Depending on facts and circumstances in each case, the conclusions reached may vary between contracts and legal jurisdictions.

Intangible assets including goodwill
Intangible assets are stated at cost, less accumulated amortisation and accumulated impairment losses. Intangible assets include acquisition cost for oil and gas prospects, expenditures on the exploration for and evaluation of oil and natural gas resources, goodwill and other intangible assets.

Intangible assets relating to expenditures on the exploration for and evaluation of oil and natural gas resources are not amortised. When the decision to develop a particular area is made, its intangible exploration and evaluation assets are reclassified to Property, plant and equipment.

Goodwill is initially measured at the excess of the aggregate of the consideration transferred and the amount recognised for any noncontrolling interest over the fair value of the identifiable assets acquired and liabilities assumed in a business combination at the acquisition date. Goodwill acquired is allocated to each cash generating unit (CGU), or group of units, expected to benefit from the combination's synergies. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. In acquisitions made on a post-tax basis according to the rules on the NCS, a provision for deferred tax is reflected in the accounts based on the difference between the acquisition cost and the transferred tax depreciation basis. The offsetting entry to such deferred tax amounts is reflected as goodwill, which is allocated to the CGU or group of CGUs on whose tax depreciation basis the deferred tax has been computed.

Other intangible assets with a finite useful life, are depreciated over their useful life using the straight-line method.

Financial assets
Financial assets are initially recognised at fair value when Equinor becomes a party to the contractual provisions of the asset. For additional information on fair value methods, refer to the Measurement of fair values section below. The subsequent measurement of the financial assets depends on which category they have been classified into at inception.

At initial recognition, Equinor classifies its financial assets into the following three categories: Financial investments at amortised cost, at fair value through profit or loss, and at fair value through other comprehensive income based on an evaluation of the contractual terms and the business model applied. Certain long-term investments in other entities, which do not qualify for the equity method or consolidation, are included as at fair value through profit or loss.

Cash and cash equivalents include cash in hand, current balances with banks and similar institutions, and short-term highly liquid investments that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in fair value and have a maturity of three months or less from the acquisition date. Short-term highly liquid investments with original maturity exceeding 3 months are classified as current financial investments. Contractually mandatory deposits in escrow bank accounts are included as restricted cash if the deposits are provided as part of the Group's operating activities and therefore is deemed as held for the purpose of meeting short-term cash commitments, and the deposits can be released from the escrow account without undue expenses. Cash and cash equivalents and current financial investment are accounted for at amortised cost or at fair value through profit or loss.

Trade receivables are carried at the original invoice amount less a provision for doubtful receivables which represent expected losses computed on a probability-weighted basis.

Equinor's financial asset impairment losses are measured and recognised based on expected losses.

A part of Equinor's financial investments is managed together as an investment portfolio of Equinor's captive insurance company and is held in order to comply with specific regulations for capital retention. The investment portfolio is managed and evaluated on a fair value basis in accordance with an investment strategy and is accounted for at fair value through profit or loss.

Financial assets are presented as current if they contractually will expire or otherwise are expected to be recovered within 12 months after the balance sheet date, or if they are held for the purpose of being traded. Financial assets and financial liabilities are shown separately in the Consolidated balance sheet, unless Equinor has both a legal right and a demonstrable intention to net settle certain balances payable to and receivable from the same counterparty, in which case they are shown net in the Consolidated balance sheet.

Financial assets are de-recognised when rights to cash flows and risks and rewards of ownership are transferred through a sales transaction or the contractual rights to the cash flows expire, are redeemed, or cancelled. Gains and losses arising on the sale, settlement or cancellation of financial assets are recognised either in interest income and other financial items or in interest and other finance expenses within Net financial items.

Inventories
Commodity inventories are stated at the lower of cost and net realisable value. Cost is determined by the first-in first-out method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses. Inventories of drilling and spare parts are reflected according to the weighted average method.

Impairment of property, plant and equipment, right-of-use assets and intangible assets including goodwill
Equinor assesses individual assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Assets are grouped into cash generating units (CGUs) which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. Normally, separate CGUs are individual oil and gas fields or plants. Each unconventional asset play is considered a single CGU when no cash inflows from parts of the play can be reliably identified as being largely independent of the cash inflows from other parts of the play. In impairment evaluations, the carrying amounts of CGUs are determined on a basis consistent with that of the recoverable amount. In Equinor's line of business, judgement is involved in determining what constitutes a CGU. Development in production, infrastructure solutions, markets, product pricing, management actions and other factors may over time lead to changes in CGUs such as the disaggregation of one original CGU into several.

In assessing whether a write-down of the carrying amount of a potentially impaired asset is required, the asset's carrying amount is compared to the recoverable amount. The recoverable amount of an asset is the higher of its fair value less cost of disposal or its value in use. Fair value less cost of disposal is determined based on comparable recent arm's length market transactions or based on Equinor's estimate of the price that would be received for the asset in an orderly transaction between market participants. Such fair value estimates are mainly based on discounted cash flow models, using assumed market participants' assumptions, but may also reflect market multiples observed from comparable market transactions or independent third-party valuations. Value in use is determined using a discounted cash flow model. The estimated future cash flows applied in establishing value in use are based on reasonable and supportable assumptions and represent management's best estimates of the range of economic conditions that will exist over the remaining useful life of the assets, as set down in Equinor's most recently approved long-term forecasts. Assumptions and economic conditions in establishing the long-term forecasts are reviewed by management on a regular basis and updated at least annually. See note 11 Property, plant and equipment for a presentation of the most recently updated commodity price assumptions. For assets and CGUs with an expected useful life or timeline for production of expected oil and natural gas reserves extending beyond five years, including planned onshore production from shale assets with a long development and production horizon, the forecasts reflect expected production volumes, and the related cash flows include project or asset specific estimates reflecting the relevant period. Such estimates are established based on Equinor's principles and assumptions and are consistently applied.

In performing a value-in-use-based impairment test, the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate which is based on Equinor's post-tax weighted average cost of capital (WACC). Country risk specific to a project is included as a monetary adjustment to the projects' cash flow. Equinor regards country risk primarily as an unsystematic risk. The cash flow is adjusted for risk that influence the expected cash flow of a project and which is not part of the project itself. The use of post-tax discount rates in determining value in use does not result in a materially different determination of the need for, or the amount of, impairment that would be required if pre-tax discount rates had been used.

Unproved oil and gas properties are assessed for impairment when facts and circumstances suggest that the carrying amount of the asset or CGU to which the unproved properties belong may exceed its recoverable amount, and at least once a year. Exploratory wells that have found reserves, but where classification of those reserves as proved depends on whether major capital expenditure can be justified or where the economic viability of that major capital expenditure depends on the successful completion of further exploration work, will remain capitalised during the evaluation phase for the exploratory finds. Thereafter it will be considered a trigger for impairment evaluation of the well if no development decision is planned for in the near future and there are no firm plans for future drilling in the licence.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer be relevant or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.

Impairment losses and reversals of impairment losses are presented in the Consolidated statement of income as Exploration expenses or Depreciation, amortisation and net impairment losses, on the basis of their nature as either exploration assets (intangible exploration assets) or development and producing assets (property, plant and equipment and other intangible assets), respectively.

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the CGU, or group of units, to which the goodwill relates. Where the recoverable amount of the CGU, or group of units, is less than the carrying amount, an impairment loss is recognised. When impairment testing goodwill originally recognised as an offsetting item to the computed deferred tax provision in a post-tax transaction on the NCS, the remaining amount of the deferred tax provision will factor into the impairment evaluations. Once recognised, impairments of goodwill are not reversed in future periods.

Estimation uncertainty regarding impairment

Changes in the circumstances or expectations of future performance of an individual asset may be an indicator that the asset is impaired, requiring its carrying amount to be written down to its recoverable amount. Impairments are reversed if conditions for impairment are no longer present. Evaluating whether an asset is impaired or if an impairment should be reversed requires a high degree of judgement and may to a large extent depend upon the selection of key assumptions about the future.

The key assumptions used will bear the risk of change based on the inherent volatile nature of macro-economic factors such as future commodity prices or discount rate and uncertainty in asset specific factors such as reserve estimates and operational decisions impacting the production profile or activity levels for our oil and natural gas properties. Changes in foreign currency exchange rates will also affect value-in-use, especially for NCS-assets, where the functional currency is NOK. When estimating the recoverable amount, the expected cash flow approach is applied to reflect uncertainties in timing and amounts inherent in the assumptions used in the estimated future cash flows, including climate-related matters affecting those assumptions. For example, climate-related matters (see also Note 3 Consequences of initiatives to limit climate changes) are expected to have a pervasive effect on the energy industry, affecting not only supply, demand and commodity prices, but also technology-changes, increased emission-related levies and other matters with mainly mid-term and long-term effects. These effects have been factored into the price assumptions used for estimating future cash flows using probability-weighted scenario analyses.

Unproved oil and gas properties are assessed for impairment when facts and circumstances suggest that the carrying amount of the relevant asset or CGU may exceed its recoverable amount, and at least annually. If, following evaluation, an exploratory well has not found proved reserves, the previously capitalised costs are tested for impairment. Subsequent to the initial evaluation phase for a well, it will be considered a trigger for impairment testing of a well if no development decision is planned for the near future and there is no firm plan for future drilling in the licence. Impairment of unsuccessful wells is reversed, as applicable, to the extent that conditions for impairment are no longer present.

Where recoverable amounts are based on estimated future cash flows, reflecting Equinor's, market participants' and other external sources' assumptions about the future and discounted to their present value, the estimates involve complexity. Impairment testing requires long-term assumptions to be made concerning a number of economic factors such as future market prices, refinery margins, foreign currency exchange rates and future output, discount rates, impact of the timing of tax incentive regulations, and political and country risk among others, in order to establish relevant future cash flows. Long-term assumptions for major economic factors are made at a group level, and there is a high degree of reasoned judgement involved in establishing these assumptions, in determining other relevant factors such as forward price curves, in estimating production outputs and in determining the ultimate terminal value of an asset.

Financial liabilities

Financial liabilities are initially recognised at fair value when Equinor becomes a party to the contractual provisions of the liability. The subsequent measurement of financial liabilities depends on which category they have been classified into. The categories applicable for Equinor are either financial liabilities at fair value through profit or loss or financial liabilities measured at amortised cost using the effective interest method. The latter applies to Equinor's non-current bank loans and bonds.

Financial liabilities are presented as current if the liability is expected to be settled as part of Equinor's normal operating cycle, the liability is due to be settled within 12 months after the balance sheet date, Equinor does not have the right to defer settlement of the liability more than 12 months after the balance sheet date, or if the liabilities are held for the purpose of being traded. Financial liabilities are de-recognised when the contractual obligations are settled, or if they expire, are discharged or cancelled. Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognised either in Interest income and other financial items or in Interest and other finance expenses within Net financial items.

Share buy-backs

Where Equinor has either acquired own shares under a share buy-back programme or has placed an irrevocable order with a third party for Equinor shares to be acquired in the market, such shares are reflected as a reduction in equity as treasury shares. The remaining outstanding part of an irrevocable order to acquire shares is accrued for and classified as Trade, other payables and provisions.

Derivative financial instruments

Equinor uses derivative financial instruments to manage certain exposures to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value through profit and loss. The impact of commodity-based derivative financial instruments is recognised in the Consolidated statement of income under Other revenues, as such derivative instruments are related to sales contracts or revenue-related risk management for all significant purposes. The impact of other derivative financial instruments is reflected under Net financial items.

Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Derivative assets or liabilities expected to be recovered, or with the legal right to be settled more than 12 months after the balance sheet date, are classified as non-current. Derivative financial instruments held for the purpose of being traded are however always classified as current.

Contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments, are accounted for as financial instruments. However, contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with Equinor's expected purchase, sale or usage requirements, also referred to as own-use, are not accounted for as financial instruments. Such sales and purchases of physical commodity volumes are reflected in the Consolidated statement of income as Revenue from contracts with customers and Purchases [net of inventory variation], respectively. This is applicable to a significant number of contracts for the purchase or sale of crude oil and natural gas, which are recognised upon delivery.

For contracts to sell a non-financial item that can be settled net in cash, but which ultimately are physically settled despite not qualifying as own use prior to settlement, the changes in fair value prior to settlement is included in gain/(loss) on commodity derivatives. The resulting impact upon physical settlement is shown separately and included in Other revenues. Actual physical deliveries made by Equinor through such contracts are included in Revenue from contracts with customers at contract price.

Derivatives embedded in host contracts which are not financial assets within the scope of IFRS 9 are recognised as separate derivatives and are reflected at fair value with subsequent changes through profit and loss, when their risks and economic characteristics are not closely related to those of the host contracts, and the host contracts are not carried at fair value. Where there is an active market for a commodity or other non-financial item referenced in a purchase or sale contract, a pricing formula will, for instance, be considered to be closely related to the host purchase or sales contract if the price formula is based on the active market in question. A price formula with indexation to other markets or products will however result in the recognition of a separate derivative. Where there is no active market for the commodity or other non-financial item in question, Equinor assesses the characteristics of such a price related embedded derivative to be closely related to the host contract if the price formula is based on relevant indexations commonly used by other market participants. This applies to certain long-term natural gas sales agreements.

Pension liabilities

Equinor has pension plans for employees that either provide a defined pension benefit upon retirement or a pension dependent on defined contributions and related returns. A portion of the contributions are provided for as notional contributions, for which the liability increases with a promised notional return, set equal to the actual return of assets invested through the ordinary defined contribution plan. For defined benefit plans, the benefit to be received by employees generally depends on many factors including length of service, retirement date and future salary levels.

Equinor's proportionate share of multi-employer defined benefit plans is recognised as liabilities in the Consolidated balance sheet to the extent that sufficient information is available, and a reliable estimate of the obligation can be made.

Equinor's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date, reflecting the maturity dates approximating the terms of Equinor's obligations. The discount rate for the main part of the pension obligations has been established on the basis of Norwegian mortgage covered bonds, which are considered high quality corporate bonds. The cost of pension benefit plans is expensed over the period that the employees render services and become eligible to receive benefits. The calculation is performed by an external actuary.

The net interest related to defined benefit plans is calculated by applying the discount rate to the opening present value of the benefit obligation and opening present value of the plan assets, adjusted for material changes during the year. The resulting net interest element is presented in the Consolidated statement of income within Net financial items. The difference between estimated interest income and actual return is recognised in the Consolidated statement of comprehensive income.

Past service cost is recognised when a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or curtailment (a significant reduction by the entity in the number of employees covered by a plan) occurs, or when recognising related restructuring costs or termination benefits. The obligation and related plan assets are re-measured using current actuarial assumptions, and the gain or loss is recognised in the Consolidated statement of income.

Actuarial gains and losses are recognised in full in the Consolidated statement of comprehensive income in the period in which they occur, while actuarial gains and losses related to provision for termination benefits are recognised in the Consolidated statement of income in the period in which they occur. Due to the parent company Equinor ASA's functional currency being USD, the significant part of Equinor's pension obligations will be payable in a foreign currency (i.e. NOK). As a consequence, actuarial gains and losses related to the parent company's pension obligations include the impact of exchange rate fluctuations.

Contributions to defined contribution schemes are recognised in the Consolidated statement of income in the period in which the contribution amounts are earned by the employees.

Notional contribution plans, reported in the parent company Equinor ASA, are recognised as Pension liabilities with the actual value of the notional contributions and promised return at reporting date. Notional contributions are recognised in the Consolidated statement of income as periodic pension cost, while changes in fair value of notional assets are reflected in the Consolidated statement of income under Net financial items.

Periodic pension cost is accumulated in cost pools and allocated to business areas and Equinor operated joint operations (licences) on an hours' incurred basis and recognised in the statement of income based on the function of the cost.

Onerous contracts
Equinor recognises as provisions the net obligation under contracts defined as onerous. Contracts are deemed to be onerous if the unavoidable cost of meeting the obligations under the contract exceeds the economic benefits expected to be received in relation to the contract. The provision for onerous contracts comprises the costs that relate directly to the contract, both incremental costs and an allocation of other costs that relate directly to fulfilling the contracts. A contract which forms an integral part of the operations of a CGU whose assets are dedicated to that contract, and for which the economic benefits cannot be reliably separated from those of the CGU, is included in impairment considerations for the applicable CGU.

Asset retirement obligations (ARO)
Provisions for ARO costs are recognised when Equinor has an obligation (legal or constructive) to dismantle and remove a facility or an item of property, plant and equipment and to restore the site on which it is located, and when a reliable estimate of that liability can be made. The amount recognised is the present value of the estimated future expenditures determined in accordance with local conditions and requirements. The cost is estimated based on current regulations and technology, considering relevant risks and uncertainties. The discount rate used in the calculation of the ARO is a risk-free rate based on the applicable currency and time horizon of the underlying cash flows. To better represent the risks specific to the ARO liability, and as described in a previous paragraph regarding changes in accounting policies, Equinor no longer includes a credit premium reflecting Equinor's own credit risk. Normally an obligation arises for a new facility, such as an oil and natural gas production or transportation facility, upon construction or installation. An obligation may also arise during the period of operation of a facility through a change in legislation or through a decision to terminate operations or be based on commitments associated with Equinor's ongoing use of pipeline transport systems where removal obligations rest with the volume shippers. The provisions are classified under Provisions in the Consolidated balance sheet.

When a provision for ARO cost is recognised, a corresponding amount is recognised to increase the related property, plant and equipment and is subsequently depreciated as part of the costs of the facility or item of property, plant and equipment. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding property, plant and equipment. When a decrease in the ARO provision related to a producing asset exceeds the carrying amount of the asset, the excess is recognised as a reduction of Depreciation, amortisation and net impairment losses in the Consolidated statement of income. When an asset has reached the end of its useful life, all subsequent changes to the ARO provision are recognised as they occur in Operating expenses in the Consolidated statement of income. Removal provisions associated with Equinor's role as shipper of volumes through third party transport systems are expensed as incurred.

Estimation uncertainty regarding asset retirement obligations
Establishing the appropriate estimates for such obligations are based on historical knowledge combined with knowledge of ongoing technological developments and involve the application of judgement and involve an inherent risk of significant adjustments. The costs of decommissioning and removal activities require revisions due to changes in current regulations and technology while considering relevant risks and uncertainties. Most of the removal activities are many years into the future, and the removal technology and costs are constantly changing. The speed of the transition to new renewable energy may also influence the timing of the production period, hence the timing of the removal activities. The estimates include assumptions of norms, rates and time required which can vary considerably depending on the assumed removal complexity. Moreover, changes in the discount rate and foreign currency exchange rates may impact the estimates significantly. As a result, the initial recognition of the liability and the capitalised cost associated with decommissioning and removal obligations, and the subsequent adjustment of these balance sheet items, involve the application of significant judgement.

Measurement of fair values
Quoted prices in active markets represent the best evidence of fair value and are used by Equinor in determining the fair values of assets and liabilities to the extent possible. Financial instruments quoted in active markets will typically include financial instruments with quoted market prices obtained from the relevant exchanges or clearing houses. The fair values of quoted financial assets, financial liabilities and derivative instruments are determined by reference to mid-market prices, at the close of business on the balance sheet date.

Where there is no active market, fair value is determined using valuation techniques. These include using recent arm's-length market transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and pricing models and related internal assumptions. In the valuation techniques, Equinor also takes into consideration the counterparty and its own credit risk.

This is either reflected in the discount rate used or through direct adjustments to the calculated cash flows. Consequently, where Equinor reflects elements of long-term physical delivery commodity contracts at fair value, such fair value estimates to the extent possible are based on quoted forward prices in the market and underlying indexes in the contracts, as well as assumptions of forward prices and margins where observable market prices are not available. Similarly, the fair values of interest and currency swaps are estimated based on relevant quotes from active markets, quotes of comparable instruments, and other appropriate valuation techniques.

Estimation uncertainty regarding the Covid-19 pandemic
During 2020, the Covid-19 pandemic slowed economic growth and had dramatic consequences for energy demand, particularly mobility fuels, resulting in a collapse in commodity prices in the first half of 2020. Commodity prices rebounded through the second half of 2020 and have since the first quarter of 2021 surpassed pre-pandemic levels. When setting Equinor's estimates for global supply, demand and commodity prices, management factored in the effects of global roll-out of vaccines during 2021 and 2022. Virus mutation is still causing new waves of lockdown and other restrictions, but the Omicron variant seems less dangerous, letting governments ease restrictions as former variants are being outcompeted. Even though we expect to see the end of the pandemic in the near future, there is always inherent uncertainties and a risk of new virus flare-ups for as long as the virus is allowed to mutate. The outlook is still somewhat uncertain and dominated by downside risks such as virus infection flare-ups, and we expect that continued global vaccination and the scope of monetary and fiscal governmental stimuli will still affect the economy in the short term. As such, the full resulting operational and economic impact for Equinor from the pandemic cannot be fully ascertained at this time.

Apart from the financial impact, Equinor has only experienced immaterial effects on production from assets in operation, due to actions taken to maintain and secure safe production during the pandemic. Minor virus outbreaks at some of our facilities have occurred, but effective measures such as isolation and quarantines combined with social distancing and increased sanitation requirements have prevented production shutdown, and operations have not been significantly impacted.

For projects under development, the Covid-19 pandemic has impacted progress due to personnel limitations on offshore and onshore facilities / yards due to infection control measures and associated travel restrictions for migrant workforce. The situation is to a certain degree still unpredictable and may have additional consequences for the progress and costs of our projects.

3 Consequences of initiatives to limit climate changes

Equinor's ambitions and our strategy
Climate change and reaching the goals set out in the Paris Agreement represent fundamental challenges to society. As outlined in the COP26 Glasgow Climate Pact, achieving the most ambitious goals of the Paris Agreement now requires rapid, deep and sustained reductions in global greenhouse gas emissions. This includes reducing global carbon dioxide emissions by 45% by 2030 relative to 2010 levels, and to net zero around mid-century. Equinor's ambition is to be a leading company in the energy transition and to become a net-zero company by 2050, including emissions from production through to final energy consumption. Equinor's strategy is to create value as a leader in the energy transition by pursuing high-value growth in renewables and new markets opportunities in low carbon solutions at the same time as it optimises its oil and gas portfolio.

Assessment of risks arising from climate change and the energy transition
Climate changes and a transition to a lower carbon economy will affect Equinor's business and entails a broad range of different risk factors. Equinor's climate roadmap and all of our climate-related ambitions are a response to these challenges and risks related to climate change.

- Market and technology risks. A transition to a low carbon economy contributes to uncertainty over future demand and prices for oil and gas. Increased demand for and improved cost competitiveness of renewable energy, and innovation and technology changes supporting the further development and use of renewable energy and low-carbon technologies, represent both threats and opportunities for Equinor.

- Physical risks. Changes in physical climate parameters could impact Equinor through increased costs or incidents affecting Equinor's operations. Examples of physical parameters that could impact Equinor's facility design and operations include acute effects like increasing frequency and severity of extreme weather events, and chronic effects like rising sea level, changes in sea currents and reduced water availability. Unexpected changes in meteorological parameters, such as average wind speed, can also affect renewable power generation outputs, resulting in performance above or below expectations.

- Regulatory risk. Equinor expects, and is preparing for, regulatory changes and policy measures targeted at reducing greenhouse gas emissions, such as changes in carbon costs and taxes, emission standards or energy subsidy policies. Stricter climate regulations and policies could impact Equinor's financial outlook, including the value of assets, access to acreage, or indirectly through changes in consumer behaviour or technology developments.

- Reputational and litigation risk. Increased concern over climate change could lead to increased expectations on fossil fuel producers, as well as a more negative perception of the oil and gas industry. This could lead to increased litigation-related costs and poor reputation could affect Equinor's license to operate as well as the ability to attract and retain talent and key competences.

- Risk of diminished access to financing. Strong competition for assets may lead to diminishing returns within the renewable and low carbon industries and hamper the transition into a broader energy company. Competitive auctions/tenders where prices don't allow absorption of higher costs may increase the exposure to inflation risk. This is also relevant for assets where the costs and income have been locked in before the final investment decision. There is also a risk of increased cost of capital for fossil fuel producers. Certain lenders have recently indicated that they will direct or restrict their lending activities based on environmental parameters.

Effects on estimation uncertainty

The effects of the initiatives to limit climate changes and the potential impact of the energy transition are relevant to some of the economic assumptions in our estimations of future cash flows. The results of the development of such initiatives, and the degree to which Equinor's operations will be affected by them, are sources of uncertainty. Estimating global energy demand and commodity prices towards 2050 is a challenging task, as this comprises assessing the future development in supply and demand, technology change, taxation, tax on emissions, production limits and other important factors. The assumptions may change, which could materialise in different outcomes from the current projected scenarios. This could result in significant changes to accounting estimates, such as economic useful life (affects depreciation period and timing of asset retirement obligations) and value-in-use calculations (affects impairment assessments).

Equinor's commodity price assumptions applied in value-in-use impairment testing, are set in accordance with accounting regulations and based on management's best estimate of the development of relevant current circumstances and the likely future development of such circumstances. This price-set is currently not equal to a price-set required to achieve the goals in the Paris Agreement as described in the WEO Sustainability Development Scenario, or the Net Zero Emissions by 2050 Scenario. A future change in the trajectory of how the world acts with regards to implementing actions in accordance with the goals in the Paris agreement could, depending on the detailed characteristics of such a trajectory, have a negative impact on the valuation of Equinor's property, plant and equipment in total. A calculation of a possible effect of using the prices (including CO_2 prices) in a 1.5°C compatible Net Zero Emission by 2050 Scenario as estimated by the International Energy Agency (IEA) could result in an impairment of around USD 7 billion before tax. This illustrative impairment sensitivity is based on a simplified model and limitations further described in note 11 Property, plant & equipment.

<u>CO_2-related cost</u>

Equinor expects greenhouse gas emission costs to increase from current levels and to have a wider geographical range than today. A global tax on CO_2 emissions will have a negative impact on the valuation of Equinor's oil and gas assets, but this risk is mitigated by Equinor's internal carbon price applied to all potential new projects and investments, currently set at 58 USD/tonne and increasing towards 100 USD/tonne by the year 2030 and stays flat thereafter. As such, climate considerations are a part of the investment decisions following Equinor's strategy and commitments to the energy transition.

Climate considerations are included in the impairment calculations directly by estimating the CO_2 taxes in the cash flows. Indirectly, the expected effect of climate change is also included in the estimated commodity prices where supply and demand are considered. The CO_2 prices also have effect on the estimated production profiles and economic cut-off of the projects.

Impairment calculations are based on best estimate assumptions. To reflect that carbon will have a cost for all our assets, the current best estimate is considered to be EU ETS for countries outside EU where carbon is not already subject to taxation or where Equinor has not established specific estimates. The EU ETS price has increased significantly from 56 EUR/tonne in 2020 and is expected to remain high, in the region of 80 EUR/tonne for the next couple of years. Then the price is expected to be 65 EUR/tonne (27.5 EUR/tonne) in 2030 and thereafter increasing to 100 EUR/tonne (41 EUR/tonne) in 2050 (assumptions used in 2020 in brackets). Norway's Climate Action Plan for the period 2021-2030 (Meld. St 13 (2020-2021)) which assumes a gradually increased CO_2 tax (the total of EU ETS + Norwegian CO_2 tax) in Norway to 2,000 NOK/tonne in 2030 is used for impairment calculations of Norwegian upstream assets.

Total expensed CO_2 cost related to emissions and purchase of CO_2 quotas for the companies Equinor ASA and Equinor Energy AS related to activities on the Norwegian Continental Shelf (Equinor's share of the operating licences) and land-based operating facilities in Norway owned by Equinor amounts to USD 428 million in 2021, and USD 268 million in 2020.

<u>Upstream oil & gas (stranded assets)</u>

The transition to renewable energy, technological development and reduction in global demand for carbon-based energy, may have a negative impact on the future profitability of investments in upstream oil and gas assets, in particular assets with long estimated useful lives, projects in an early development phase and undeveloped assets controlled by Equinor. Equinor seeks to mitigate this risk by focusing on improving the resilience of the existing upstream portfolio, maximising the efficiency of our infrastructure on the Norwegian Continental Shelf and optimising our high-quality international portfolio. Equinor will also continue to selectively explore for new resources with a focus on mature areas that can make use of existing infrastructure to minimise emissions and maximise value. During the transition, Equinor will allocate less of our capital budget to oil and gas in the coming years and eventually decrease the volume of production over time. Equinor's plans to become a net-zero company by 2050 have not resulted in the identification of additional assets being triggered for impairment or earlier cessation of production as of year-end 2021.

Any future exploration may be restricted by regulations, market and strategic considerations. Provided that the economic assumptions would deteriorate to such an extent that undeveloped assets controlled by Equinor should not materialize, assets at risk mainly comprise the intangible assets Oil and Gas prospects, signature bonuses and the capitalised exploration costs, with a total carrying value of USD 4.6 billion. See note 12 Intangible assets for more information regarding Equinor's intangible assets.

Timing of Asset Retirement Obligations (ARO)
If the business cases of Equinor's oil and gas producing assets should change materially from governmental initiatives to limit climate change, this could affect the timing of our asset retirement obligations. A shorter production period, accelerating the time for when assets need to be removed after ended production, will increase the carrying value of the liability. The effect of performing removal five years earlier than currently scheduled, is estimated to increase the liability by USD 0.2 billion. See note 21 Provisions and other liabilities for more information regarding Equinor's ARO.

4 Segments

As from 1 June 2021 Equinor's operations are managed through the following operating segments (business areas): Exploration & Production Norway (EPN), Exploration & Production International (EPI), Exploration & Production USA (EPUSA), Marketing, Midstream & Processing (MMP), Renewables (REN), Projects, Drilling and Procurement (PDP) and Technology, Digital & Innovation (TDI) and Corporate staff and functions.

The main change in the organisational corporate structure compared to previous periods is that the operating segment Development & Production Brazil is merged into the operating segment Exploration & Production International. In addition, the operating segment Exploration is divided and merged into Exploration & Production Norway, Exploration & Production International and Exploration & Production USA. Global Strategy & Business development is divided and merged into the functions for Chief Financial Officer and Safety, Security and Sustainability. The operating segment Technology, Projects & Drilling is split into Technology, Digital & Innovation and Projects, Drilling & Procurement. The new organisational corporate structure has not resulted in any changes in the reportable segments.

The Exploration & Production business areas are responsible for the discovery and appraisal of new resources and commercial development of the oil and gas portfolios within their respective geographical areas: EPN on the Norwegian continental shelf, EPUSA in USA and EPI worldwide outside of EPN and EPUSA.

The PDP is responsible for field development, well deliveries and procurement in Equinor.

TDI brings together research, technology development, specialist advisory services, digitalisation, IT, improvement, innovation, ventures and future business to one technology powerhouse.

The MMP business area is responsible for marketing and trading of oil and gas commodities (crude, condensate, gas liquids, products, natural gas and liquified natural gas), electricity and emission rights, as well as transportation, processing and manufacturing of the above-mentioned commodities, operations of refineries, terminals and processing - and power plants and low carbon solutions including carbon capture and storage which was previously the responsibility of the REN business area.

The REN business area is responsible for wind parks and other renewable energy solutions.

The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) consist of the business areas EPN, EPI, EPUSA, MMP and REN respectively. The operating segments, PDP, TDI and corporate staffs and functions are aggregated into the reporting segment "Other" due to the immateriality of these operating segments. Most of the costs within the operating segments PDP and TDI are allocated to the E&P Norway, E&P International, E&P USA, MMP and REN reporting segments.

The changes do not have a material effect on comparable figures.

As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment "Other". The new reporting structure has been applied retrospectively with comparable figures reclassified. The change has its basis in the increased strategic importance of the renewable business for Equinor and that the information is regarded useful for the readers of the financial statements.

Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products, are eliminated in the Eliminations column below. Inter-segment revenues are based upon estimated market prices.

Segment data for the years ended 31 December 2021, 2020 and 2019 are presented below. The measurement basis of segment profit is net operating income/(loss). In the tables below, deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item Additions to property, plant and equipment (PP&E), intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenue in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period's allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to property, plant and equipment (PP&E), intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Full year 2021 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	269	1,113	377	87,025	1,394	485	0	90,665
Revenues inter-segment	38,972	4,230	3,771	321	0	5	(47,300)	0
Net income/(loss) from equity accounted investments	0	214	0	22	16	7	0	259
Total revenues and other income	39,241	5,558	4,149	87,368	1,411	497	(47,300)	90,924
Purchases [net of inventory variation]	0	(58)	0	(80,873)	0	(1)	45,773	(35,160)
Operating, selling, general and administrative expenses	(3,729)	(1,466)	(1,076)	(4,276)	(163)	264	1,066	(9,378)
Depreciation, amortisation and net impairment losses	(4,678)	(3,257)	(1,733)	(1,079)	(3)	(970)	0	(11,719)
Exploration expenses	(363)	(451)	(190)	0	0	0	0	(1,004)
Total operating expenses	(8,770)	(5,232)	(2,999)	(86,227)	(166)	(707)	46,839	(57,261)
Net operating income/(loss)	30,471	326	1,150	1,141	1,245	(210)	(461)	33,663
Additions to PP&E, intangibles and equity accounted investments	5,101	1,828	690	221	455	212	0	8,506
Balance sheet information								
Equity accounted investments	3	1,417	0	113	1,108	45	0	2,686
Non-current segment assets	35,301	15,358	11,406	3,019	154	3,288	0	68,527
Non-current assets not allocated to segments								13,406
Total non-current assets								84,618

Full year 2020 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN[1]	Other[1]	Eliminations	Total
Revenues third party, other revenue and other income	91	451	368	44,605	18	232	0	45,765
Revenues inter-segment	11,804	3,183	2,247	309	0	4	(17,547)	0
Net income/(loss) from equity accounted investments	0	(146)	0	31	163	5	0	53
Total revenues and other income	11,895	3,489	2,615	44,945	181	241	(17,547)	45,818
Purchases [net of inventory variation]	0	(72)	0	(38,072)	0	1	17,157	(20,986)
Operating, selling, general and administrative expenses	(2,829)	(1,439)	(1,313)	(5,060)	(215)	634	685	(9,537)
Depreciation, amortisation and net impairment losses	(5,546)	(3,471)	(3,824)	(1,453)	(1)	(939)	0	(15,235)
Exploration expenses	(423)	(2,071)	(990)	0	0	1	0	(3,483)
Total operating expenses	(8,798)	(7,054)	(6,127)	(44,586)	(216)	(304)	17,842	(49,241)
Net operating income/(loss)	3,097	(3,565)	(3,512)	359	(35)	(63)	296	(3,423)
Additions to PP&E, intangibles and equity accounted investments	4,851	2,609	1,068	190	31	1,013	0	9,762
Balance sheet information								
Equity accounted investments	3	1,125	0	92	1,017	25	0	2,262
Non-current segment assets [2]	37,733	17,835	12,586	4,368	3	4,132	0	76,657
Non-current assets not allocated to segments								13,704
Total non-current assets								92,623

1) Reclassified.
2) Restated. For more information, see note 21 Provisions and other liabilities.

Full year 2019 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN[1]	Other[1]	Eliminations	Total
Revenues third party, other revenue and other income	1,048	1,685	441	60,491	258	269	0	64,194
Revenues inter-segment	17,769	4,376	3,792	439	0	4	(26,379)	0
Net income/(loss) from equity accounted investments	15	24	6	25	95	(1)	0	164
Total revenues and other income	18,832	6,085	4,239	60,955	353	271	(26,379)	64,357
Purchases [net of inventory variation]	(1)	(34)	0	(54,454)	0	(1)	24,958	(29,532)
Operating, selling, general and administrative expenses	(3,284)	(1,684)	(1,668)	(4,897)	(192)	465	793	(10,469)
Depreciation, amortisation and net impairment losses	(5,439)	(2,228)	(4,133)	(600)	(1)	(803)	0	(13,204)
Exploration expenses	(478)	(668)	(709)	0	0	0	0	(1,854)
Total operating expenses	(9,201)	(4,614)	(6,510)	(59,951)	(193)	(339)	25,750	(55,058)
Net operating income/(loss)	9,631	1,471	(2,271)	1,004	160	(68)	(629)	9,299
Additions to PP&E, intangibles and equity accounted investments	7,316	2,851	3,004	788	175	648	0	14,782
Balance sheet information								
Equity accounted investments	3	321	0	90	1,003	25	0	1,442
Non-current segment assets [2]	34,938	21,161	16,929	5,248	187	4,026	0	82,489
Non-current assets not allocated to segments								11,152
Total non-current assets								95,083

1) Reclassified.

2) Restated. For more information, see note 21 Provisions and other liabilities.

Non-current assets by country

(in USD million)	At 31 December 2021	2020[2]
Norway	40,564	44,311
USA	12,323	13,383
Brazil	8,751	8,359
UK	2,096	4,491
Azerbaijan	1,654	1,708
Canada	1,403	1,584
Russia	1,235	973
Angola	948	883
Algeria	708	808
Denmark	536	953
Other	996	1,465
Total non-current assets[1]	71,213	78,919

1) Excluding deferred tax assets, pension assets and non-current financial assets.
2) Restated. For more information see note 21, Provisions and other liabilities.

See note 5 Acquisitions and disposals for information on transactions that affect the different segments.

See note 11 Property, plant and equipment for further information on impairment losses and impairment reversals that affect the different segments.

See note 12 Intangible assets for information on impairment losses and impairment reversals that affect the different segments.

See note 24 Other commitments, contingent liabilities and contingent assets for information on contingencies that affect the segments.

Revenues from contracts with customers by geographical areas

Equinor has business operations in around 30 countries. When attributing the line item Revenues third party, other revenue and other income to the country of the legal entity executing the sale for 2021, Norway constitutes 81% and USA constitutes 13%. For 2020 the revenues to Norway and USA constituted 80% and 14% respectively, and for 2019 75% and 18% respectively.

Revenues from contracts with customers and other revenues

(in USD million)	2021	2020	2019
Crude oil	38,307	24,509	33,505
Natural gas	28,050	7,213	11,281
- European gas	24,900	5,839	9,366
- North American gas	1,783	1,010	1,359
- Other incl LNG	1,368	363	556
Refined products	11,473	6,534	10,652
Natural gas liquids	8,490	5,069	5,807
Transportation	921	1,083	967
Other sales	1,006	681	445
Total revenues from contracts with customers	88,247	45,088	62,657
Taxes paid in-kind	345	93	344
Physically settled commodity derivatives	(1,075)	209	(1,086)
Gain/(loss) on commodity derivatives	951	108	732
Other revenues	276	256	265
Total other revenues	497	665	254
Revenues	88,744	45,753	62,911

5 Acquisitions and disposals

2021

Disposals
10% of Dogger Bank Farm C
On 10 February 2022, Equinor closed an agreement with Eni to sell a 10% interest in the Dogger Bank Wind Farm C project in the UK for a consideration of GBP 68 million (USD 92 million) after closing adjustments. Eni has also closed an agreement to purchase a 10% interest in Dogger Bank C from project partner SSE Renewables on the same terms. The new overall shareholding in Dogger Bank C is SSE Renewables (40%), Equinor (40%) and Eni (20%). The asset was classified as held for sale at 31 December 2021. The carrying amount of the interests to be disposed of is immaterial and is reported in the REN segment. The gain will be reported in the REN segment in the first quarter 2022.

Equinor Refining Denmark A/S
On 31 December 2021, Equinor Danmark A/S closed the transaction with the Klesch Group to sell 100% of the shares in Equinor Refining Denmark A/S (ERD). Klesch paid USD 48 million of the total estimated consideration at closing. ERD consists of the Kalundborg refinery and associated terminals and infrastructure. Following an impairment earlier in 2021, the disposal resulted in an immaterial loss. Prior to transaction closing, Equinor received USD 335 million in extraordinary dividend and repayment of paid-in capital from ERD. Following the disposal, a gain of USD 167 million has been recycled from Other comprehensive income (OCI) to the Consolidated statement of income in the line item Other income and has been reflected in the MMP segment.

Terra Nova
On 8 September 2021, Equinor closed the transaction with Cenovus and Murphy to sell 100% of its interest, which includes a release of any future obligations and liabilities, in the Terra Nova asset in offshore Canada. The transaction is accounted for in the E&P International segment. The consideration paid, the net carrying amount and the impact to the Consolidated statement of income are immaterial.

Bakken onshore unconventional field
On 26 April 2021, Equinor closed the transaction to divest its interests in the Bakken field in the US states of North Dakota and Montana to Grayson Mill Energy, backed by EnCap Investments for an estimated total consideration of USD 819 million, including interim period settlement, for which payment has been received in the first half of 2021. Post-closing settlement adjustments are ongoing, and the consideration will be final in early 2022. The asset was impaired in the first quarter of 2021. During the subsequent three quarters of 2021 insignificant losses were recorded and are presented in the line item Operating expenses in the Consolidated statement of income in the E&P USA segment.

10% of Dogger Bank Farm A and B
On 26 February 2021, Equinor closed the transaction with Eni to sell a 10% equity interest in the Dogger Bank Wind Farm A and B assets in the UK for a total consideration of GBP 206.4 million (USD 285 million), resulting in a gain of GBP 202.8 million (USD 280 million). After closing, the new overall shareholdings in Dogger Bank A and Dogger Bank B are SSE Renewables (40%), Equinor (40%), and Eni (20%). Equinor will continue to equity account for the remaining investment as a joint venture. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Non-operated interest in the Empire Wind and Beacon Wind assets on the US east coast
On 29 January 2021, Equinor closed the transaction with BP to sell 50% of the non-operated interests in the Empire Wind and Beacon Wind assets for a preliminary total consideration after interim period adjustments of USD 1.2 billion, resulting in a gain of USD 1.1 billion for the divested part, of which USD 500 million had been prepaid at the end of December 2020. Through this transaction, the two companies have established a strategic partnership for further growth within offshore wind in the USA. Following the transaction, Equinor remains the operator with a 50% interest. Equinor consolidated the assets until transaction closing, and thereafter the investments are classified as joint ventures and accounted for using the equity method. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment. For further information about the gain recognition, reference is made to the section Accounting judgement regarding partial divestments and the related policy in note 2 Significant accounting policies.

Acquisitions
Wento
On 5 May 2021, Equinor completed a transaction to acquire 100% of the shares in Polish onshore renewables developer Wento from the private equity firm Enterprise Investors for a cash consideration of EUR 98 million (USD 117 million) after net cash adjustments. In addition, Equinor acquired a receivable of USD 3 million from Enterprise Investors towards investees. The assets and liabilities related to the acquired business have been recognised under the acquisition method. In the second quarter 2021, the acquisition resulted in an increase of Equinor's intangible assets of USD 46 million, goodwill of USD 59 million, deferred tax liability of USD 9 million and other net assets of USD 21 million. The goodwill reflects the expected synergies, competence and access to the Polish renewables market obtained in the acquisition. The transaction has been accounted for in the REN segment.

Held for sale
Equinor Energy Ireland Limited
In the fourth quarter of 2021, Equinor entered into an agreement with Vermilion Energy Inc (Vermilion) to sell Equinor's non-operated equity position in the Corrib gas project in Ireland. The transaction covers a sale of 100% of the shares in Equinor Energy Ireland Limited (EEIL). EEIL owns 36.5% of the Corrib field alongside the operator Vermilion (20%) and Nephin Energy (43.5%). Equinor and Vermilion have agreed a consideration of USD 434 million before closing adjustments and contingent consideration linked to 2022 production level and gas prices. Closing is expected during 2022.

2020
Acquisition onshore Russia
In the fourth quarter of 2020, Equinor closed a transaction with Rosneft to acquire a 49% interest in the limited liability company LLC KrasGeoNaC (KGN) which holds twelve conventional onshore exploration and production licences in Eastern Siberia. The cash consideration at closing, including interim period adjustment, was USD 384 million. In addition to the cash consideration, Equinor recognised a contingent consideration of USD 145 million related to future exploration expenses. The total consideration for the acquisition of USD 529 million has been accounted using equity method in the line item Equity accounted investment and reported in the E&P International segment.

As part of this agreement, Equinor extinguished its exploration commitments offshore in the Sea of Okhotsk and as such has no outstanding obligations in that area. The previous commitment in the Sea of Okhotsk has been charged to the income statement at estimated fair value of USD 166 million. The charge has been accounted as Net income/(loss) from equity accounted investments in the E&P International segment.

Divestment of remaining shares in Lundin
In the second quarter of 2020, Equinor closed the divestment of its remaining (4.9%) financial shareholding in Lundin Energy AB (formerly Lundin Petroleum AB). The consideration was SEK 3.3 billion (USD 0.3 billion). The impact on the Consolidated statement of income in the second quarter was a loss of USD 0.1 billion and was recognised in the line item Interest income and other financial items.

Investment in interest onshore Argentina
In the first quarter of 2020, Equinor closed a transaction to acquire a 50% ownership share in SPM Argentina S.A (SPM) from Schlumberger Production Management Holding Argentina B.V. Shell acquired the remaining 50% ownership share of SPM. SPM holds a 49% interest in the Bandurria Sur onshore block in Argentina, and the block is in the pilot phase of development. The consideration including final adjustments is USD 187 million. In the second quarter, Equinor increased its shareholding in the Bandurria Sur by 5.5% to 30% for a final consideration of USD 44 million. The investment in SPM is accounted for as a joint venture using the equity method and reported in the E&P International segment.

6 Financial risk and capital management

General information relevant to financial risks
Equinor's business activities naturally expose Equinor to financial risk. Equinor's approach to risk management includes assessing and managing risk in activities using a holistic risk approach, by considering relevant correlations at portfolio level between the most important market risks and the natural hedges inherent in Equinor's portfolio. This approach allows Equinor to reduce the number of risk management transactions and avoid sub-optimisation.

The corporate risk committee, which is headed by the chief financial officer, is responsible Equinor's Enterprise Risk Management and proposing appropriate measures to adjust risk at the corporate level. This includes assessing Equinor's financial risk policies.

Financial risks
Equinor's activities expose Equinor to market risk (including commodity price risk, currency risk, interest rate risk and equity price risk), liquidity risk and credit risk.

Market risk
Equinor operates in the worldwide crude oil, refined products, natural gas, and electricity markets and is exposed to market risks including fluctuations in hydrocarbon prices, foreign currency rates, interest rates, and electricity prices that can affect the revenues and costs of operating, investing and financing. These risks are managed primarily on a short-term basis with a focus on achieving the highest risk-adjusted returns for Equinor within the given mandate. Long-term exposures are managed at the corporate level, while short-term exposures are managed according to trading strategies and mandates. Mandates in the trading organisations within crude oil, refined products, natural gas and electricity are relatively small compared to the total market risk of Equinor.

For more information on sensitivity analysis of market risk see note 26 Financial instruments: fair value measurement and sensitivity analysis of market risk.

Commodity price risk

Equinor's most important long-term commodity risk (oil and natural gas) is related to future market prices as Equinor's risk policy is to be exposed to both upside and downside price movements. The introduction of a future sizeable power price exposure will likely compound the portfolio commodity price risk. To manage short-term commodity risk, Equinor enters into commodity-based derivative contracts, including futures, options, over-the-counter (OTC) forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas, power and emmissions. Equinor's bilateral gas sales portfolio is exposed to various price indices with a combination of gas price markers.

The term of crude oil and refined oil products derivatives are usually less than one year, and they are traded mainly on the Inter Continental Exchange (ICE) in London, the New York Mercantile Exchange (NYMEX), the OTC Brent market, and crude and refined products swap markets. The term of natural gas, power and emission derivatives is usually three years or less, and they are mainly OTC physical forwards and options, NASDAQ OMX Oslo forwards and futures traded on the European Energy Exchange (EEX), NYMEX and ICE.

Currency risk

Equinor's cash flows from operating activities deriving from oil and gas sales, operating expenses and capital expenditures are mainly in USD, but taxes, dividends to shareholders on the Oslo Børs and a share of our operating expenses and capital expenditures are in NOK. Accordingly, Equinor's currency management is primarily linked to mitigate currency risk related to payments in NOK. This means that Equinor regularly purchases NOK, primarily spot, but also on a forward basis using conventional derivative instruments.

Interest rate risk

Bonds are normally issued at fixed rates in a variety of currencies (among others USD, EUR and GBP). Bonds are normally converted to floating USD bonds by using interest rate and currency swaps. Equinor manages its interest rates exposure on its bond debt based on risk and reward considerations from an enterprise risk management perspective. This means that the fixed/floating mix on interest rate exposure may vary from time to time. For more detailed information about Equinor's long-term debt portfolio see note 19 Finance debt.

Equity price risk

Equinor's captive insurance company holds listed equity securities as part of its portfolio. In addition, Equinor holds some other listed and non-listed equities mainly for long-term strategic purposes. By holding these assets, Equinor is exposed to equity price risk, defined as the risk of declining equity prices, which can result in a decline in the carrying value of Equinor's assets recognised in the balance sheet. The equity price risk in the portfolio held by Equinor's captive insurance company is managed, with the aim of maintaining a moderate risk profile, through geographical diversification and the use of broad benchmark indexes.

Liquidity risk

Liquidity risk is the risk that Equinor will not be able to meet obligations of financial liabilities when they become due. The purpose of liquidity management is to ensure that Equinor has sufficient funds available at all times to cover its financial obligations.

The main cash outflows include the quarterly dividend payments and Norwegian petroleum tax payments paid six times per year. If the cash flow forecasts indicate that the liquid assets will fall below target levels, new long-term funding will be considered.

Short-term funding needs will normally be covered by the USD 5.0 billion US Commercial paper programme (CP) which is backed by a revolving credit facility of USD 6.0 billion, supported by 19 core banks, maturing in 2024. The facility supports secure access to funding, supported by the best available short-term rating. As at 31 December 2021 the facility has not been drawn.

Equinor raises debt in all major capital markets (USA, Europe and Asia) for long-term funding purposes. The policy is to have a maturity profile with repayments not exceeding 5% of capital employed in any year for the nearest five years. Equinor's non-current financial liabilities have a weighted average maturity of approximately ten years.

For more information about Equinor's non-current financial liabilities, see note 19 Finance debt.

The table below shows a maturity profile, based on undiscounted contractual cash flows, for Equinor's financial liabilities.

| | At 31 December | | | | | |
| | 2021 | | | 2020 | | |
(in USD million)	Non-derivative financial liabilities	Lease liabilities	Derivative financial liabilities	Non-derivative financial liabilities	Lease liabilities	Derivative financial liabilities
Year 1	18,841	1,183	175	13,388	1,220	1,262
Year 2 and 3	6,684	1,262	211	5,528	1,598	75
Year 4 and 5	6,140	656	318	6,489	772	264
Year 6 to 10	10,636	642	588	12,401	752	269
After 10 years	12,849	158	187	14,614	162	425
Total specified	55,150	3,901	1,479	52,421	4,504	2,294

Credit risk

Credit risk is the risk that Equinor's customers or counterparties will cause Equinor financial loss by failing to honor their obligations. Credit risk arises from credit exposures with customer accounts receivables as well as from financial investments, derivative financial instruments and deposits with financial institutions.

Prior to entering into transactions with new counterparties, Equinor's credit policy requires all counterparties to be formally identified and assigned internal credit ratings. The internal credit ratings reflect Equinor's assessment of the counterparties' credit risk and are based on a quantitative and qualitative analysis of recent financial statements and other relevant business. All counterparties are re-assessed regularly.

Equinor uses risk mitigation tools to reduce or control credit risk both on a counterparty and portfolio level. The main tools include bank and parental guarantees, prepayments and cash collateral.

Equinor has pre-defined limits for the absolute credit risk level allowed at any given time on Equinor's portfolio as well as maximum credit exposures for individual counterparties. Equinor monitors the portfolio on a regular basis and individual exposures against limits on a daily basis. The total credit exposure of Equinor is geographically diversified among a number of counterparties within the oil and energy sector, as well as larger oil and gas consumers and financial counterparties. The majority of Equinor's credit exposure is with investment grade counterparties.

The following table contains the carrying amount of Equinor's financial receivables and derivative financial instruments split by Equinor's assessment of the counterparty's credit risk. Trade and other receivables include 1% overdue receivables for 30 days and more. The overdue receivables are mainly joint venture receivables pending the settlement of disputed working interest items payable from Equinor's working interest partners within the Exploration & Production USA – onshore activities. A provision has been recognized for expected credit losses of trade and other receivables using the expected credit loss model. Only non-exchange traded instruments are included in derivative financial instruments.

(in USD million)	Non-current financial receivables	Trade and other receivables	Non-current derivative financial instruments	Current derivative financial instruments
At 31 December 2021				
Investment grade, rated A or above	452	3,637	1,103	2,902
Other investment grade	18	8,930	0	1,524
Non-investment grade or not rated	238	4,624	162	705
Total financial assets	708	17,191	1,265	5,131
At 31 December 2020				
Investment grade, rated A or above	211	1,954	1,850	465
Other investment grade	24	2,288	478	287
Non-investment grade or not rated	262	3,176	148	134
Total financial assets	497	7,418	2,476	886

For more information about Trade and other receivables, see note 16 Trade and other receivables.

At 31 December 2021, USD 2.271 billion of cash was held as collateral to mitigate a portion of Equinor's credit exposure. At 31 December 2020, USD 1.704 billion was held as collateral. The collateral cash is received as a security to mitigate credit exposure related to positive fair values on interest rate swaps, cross currency swaps and foreign exchange swaps. Cash is called as collateral in accordance with the master agreements with the different counterparties when the positive fair values for the different swap agreements are above an agreed threshold.

Under the terms of various master netting agreements for derivative financial instruments as of 31 December 2021, USD 24.536 billion have been offset and USD 0.500 billion presented as liabilities do not meet the criteria for offsetting. At 31 December 2020, USD 3.738 billion were offset and USD 0.387 billion was not offset. The collateral received and the amounts not offset from derivative financial instrument liabilities, reduce the credit exposure in the derivative financial instruments presented in the table above as they will offset in a potential default situation for the counterparty. For trade and other receivables subject to similar master netting agreements USD 4.445 billion have been offset as of 31 December 2021, and respectively USD 1.684 billion as of 31 December 2020.

Capital management

The main objectives of Equinor's capital management policy are to maintain a strong overall financial position and to ensure sufficient financial flexibility. Equinor´s primary focus is on maintaining its credit rating in the A category on a stand alone basis (excluding uplifts for Norwegian Government ownership). Equinor´s current long-term ratings are AA- with a stable outlook (including one notch uplift) and Aa2 with a stable outlook (including two notch uplift) from S&P and Moody's, respectively. In order to monitor financial robustness on a day to day basis, a key ratio utilized by Equinor is the non-GAAP metric of "Net interest-bearing debt adjusted (ND) to Capital employed adjusted (CE)".

	At 31 December	
(in USD million)	2021	2020
Net interest-bearing debt adjusted, including lease liabilities (ND1)	3,236	20,121
Net interest-bearing debt adjusted (ND2)	(326)	15,716
Capital employed adjusted, including lease liabilities (CE1)	42,259	54,012
Capital employed adjusted (CE2)	38,697	49,608
Net debt to capital employed adjusted, including lease liabilities (ND1/CE1)	7.7%	37.3%
Net debt to capital employed adjusted (ND2/CE2)	(0.8%)	31.7%

ND1 is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company (amounting to USD 2.369 billion and USD 627 million for 2021 and 2020, respectively). CE1 is defined as Equinor's total equity (including non-controlling interests) and ND1. ND2 is defined as ND1 adjusted for lease liabilities (amounting to USD 3.562 billion and USD 4.405 billion for 2021 and 2020, respectively). CE2 is defined as Equinor's total equity (including non-controlling interests) and ND2.

7 Remuneration

	Full year		
(in USD million, except average number of employees)	2021	2020	2019
Salaries[1]	2,962	2,625	2,766
Pension costs[2]	488	432	446
Payroll tax	414	368	413
Other compensations and social costs	288	283	330
Total payroll costs	4,152	3,707	3,955
Average number of employees[3]	21,400	21,700	21,400

1) Salaries include bonuses, severance packages and expatriate costs in addition to base pay.
2) See note 20 Pensions.
3) Part time employees amount to 3% for 2021, 2% for 2020 and 4% for 2019.

Total payroll expenses are accumulated in cost-pools and partly charged to partners of Equinor operated licences on an hours incurred basis.

Compensation to the board of directors (BoD) and the corporate executive committee (CEC)

(in USD thousand)[1]	Full year 2021	2020	2019
Current employee benefits	12,229	9,012	10,958
Post-employment benefits	420	589	661
Other non-current benefits	17	14	18
Share-based payment benefits	83	125	147
Total benefits	12,749	9,740	11,782

1) All figures in the table are presented on accrual basis.

At 31 December 2021, 2020 and 2019 there are no loans to the members of the BoD or the CEC.

Share-based compensation
Equinor's share saving plan provides employees with the opportunity to purchase Equinor shares through monthly salary deductions and a contribution by Equinor. If the shares are kept for two full calendar years of continued employment following the year of purchase, the employees will be allocated one bonus share for each one they have purchased.

Estimated compensation expense including the contribution by Equinor for purchased shares, amounts vested for bonus shares granted and related social security tax was USD 79 million, USD 74 million, and USD 73 million related to the 2021, 2020 and 2019 programmes, respectively. For the 2022 programme (granted in 2021), the estimated compensation expense is USD 85 million. At 31 December 2021 the amount of compensation cost yet to be expensed throughout the vesting period is USD 174 million.

See note 18 Shareholders' equity and dividends for more information about share-based compensation.

8 Other expenses

Auditor's remuneration

(in USD million, excluding VAT)	Full year 2021	2020	2019
Audit fee Ernst & Young (principal accountant from 2019)	14.4	10.7	4.7
Audit fee KPMG (principal accountant 2018)		-	2.8
Audit related fee Ernst & Young (principal accountant from 2019)	1.1	1.0	0.5
Audit related fee KPMG (principal accountant 2018)		-	1.2
Tax fee Ernst & Young (principal accountant from 2019)	-	-	0.2
Tax fee KPMG (principal accountant 2018)		-	-
Other service fee Ernst & Young (principal accountant from 2019)	-	-	0.9
Other service fee KPMG (principal accountant 2018)		-	-
Total remuneration	15.5	11.7	10.3

In addition to the figures in the table above, the audit fees and audit related fees related to Equinor operated licences amount to USD 0.5 million, USD 0.5 million and USD 0.5 million for 2021, 2020 and 2019, respectively.

Research and development expenditures
Equinor has Research and development (R&D) activities within exploration, subsurface, drilling and well, facilities, low carbon and renewables. Our R&D contributes to maximizing and developing long-term value from Equinor's assets.

R&D expenditures were USD 291 million, USD 254 million and USD 300 million in 2021, 2020 and 2019, respectively. R&D expenditures are partly financed by partners of Equinor operated licences. Equinor's share of the expenditures has been recognised in the Total operating expenses in the Consolidated statement of income.

9 Financial items

(in USD million)	Full year 2021	2020	2019
Foreign currency exchange gains/(losses) derivative financial instruments	870	(1,288)	132
Other foreign currency exchange gains/(losses)	(823)	642	92
Net foreign currency exchange gains/(losses)	47	(646)	224
Dividends received	39	44	75
Interest income financial investments, including cash and cash equivalents	38	108	125
Interest income non-current financial receivables	26	34	21
Interest income other current financial assets and other financial items	48	113	281
Interest income and other financial items	151	298	502
Gains/(losses) financial investments	(348)	456	243
Gains/(losses) other derivative financial instruments	(708)	448	473
Interest expense bonds and bank loans and net interest on related derivatives	(896)	(951)	(987)
Interest expense lease liabilities	(93)	(104)	(126)
Capitalised borrowing costs	334	308	480
Accretion expense asset retirement obligations	(453)	(412)	(456)
Interest expense current financial liabilities and other finance expense	(114)	(232)	(360)
Interest and other finance expenses	(1,223)	(1,392)	(1,450)
Net financial items	(2,080)	(836)	(7)

Equinor's main financial items relate to assets and liabilities categorised in the fair value through profit or loss and the amortised cost category. For more information about financial instruments by category see note 26 Financial instruments: fair value measurement and sensitivity analysis of market risk.

The line item Interest expense bonds and bank loans and net interest on related derivatives includes interest expenses of USD 0.990 billion, USD 1.031 billion, and USD 0.861 billion for 2021, 2020 and 2019, respectively, from the financial liabilities at amortised cost category. It also includes net interest on related derivatives from the fair value through profit or loss category, amounting to a net interest income of USD 0.094 billion for 2021, and net interest income of USD 0.079 billion and net interest expense of USD 0.129 billion for 2020 and 2019, respectively.

The line item Gains/(losses) other derivative financial instruments primarily includes fair value changes from the fair value through profit or loss category on derivatives related to interest rate risk. For 2021 it is a loss of USD 724 million, corresponding to a gain of USD 432 million and USD 457 million for 2020 and 2019, respectively.

Foreign currency exchange gains/(losses) derivative financial instruments include fair value changes of currency derivatives related to liquidity and currency risk. The line item Other foreign currency exchange gains/(losses) includes a net foreign currency exchange loss of USD 702 million, a gain of USD 796 million and a loss of USD 74 million from the fair value through profit or loss category for 2021, 2020 and 2019, respectively.

10 Income taxes

Significant components of income tax expense

(in USD million)	Full year		
	2021	**2020**	**2019**
Current income tax expense in respect of current year	(21,271)	(1,115)	(7,892)
Prior period adjustments	(28)	313	69
Current income tax expense	(21,299)	(802)	(7,822)
Origination and reversal of temporary differences	(1,778)	(648)	410
Recognition of previously unrecognised deferred tax assets	126	130	0
Change in tax regulations	4	(12)	(6)
Prior period adjustments	(60)	94	(23)
Deferred tax income/(expense)	(1,708)	(435)	381
Income tax	(23,007)	(1,237)	(7,441)

As a measure to maintain activity in the oil and gas related industry during the Covid-19 pandemic, the Norwegian Government on 19 June 2020 enacted temporary targeted changes to Norway's petroleum tax system for investments incurred in 2020 and 2021 and for new projects with Plans for development and operations (PDOs) or Plans for installation and operations (PIOs) submitted to the Ministry of Oil and Energy by the end of 2022 and approved prior to 1 January 2024. The changes are effective from 1 January 2020 and provide companies with a direct tax deduction in the special petroleum tax (56% tax rate) instead of tax depreciation over six years. In addition, the tax uplift benefit, which has increased from 20.8% to 24%, will be recognised over one year instead of four years. Tax depreciation towards the ordinary offshore corporate tax (22% tax rate) will continue with a six-year depreciation profile.

Reconciliation of statutory tax rate to effective tax rate

(in USD million)	Full year 2021	Full year 2020	Full year 2019
Income/(loss) before tax	31,583	(4,259)	9,292
Calculated income tax at statutory rate[1]	(7,053)	1,445	(2,284)
Calculated Norwegian Petroleum tax[2]	(17,619)	(2,126)	(5,499)
Tax effect uplift[3]	914	1,006	632
Tax effect of permanent differences regarding divestments	90	(9)	380
Tax effect of permanent differences caused by functional currency different from tax currency	150	(198)	8
Tax effect of other permanent differences	228	450	395
Recognition of previously unrecognised deferred tax assets	126	130	0
Change in unrecognised deferred tax assets	619	(1,685)	(974)
Change in tax regulations	4	(12)	(6)
Prior period adjustments	(88)	408	47
Other items including foreign currency effects	(378)	(647)	(139)
Income tax	(23,007)	(1,237)	(7,441)
Effective tax rate	72.8%	(29.0 %)	80.1%

1) The weighted average of statutory tax rates was 22.3% in 2021, 33.9% in 2020 and 24.6% in 2019. The rates are influenced by earnings composition between tax regimes with lower statutory tax rates and tax regimes with higher statutory tax rates.
2) The Norwegian petroleum tax rate is 56%.
3) When computing the petroleum tax of 56% on income from the Norwegian continental shelf, an additional tax-free allowance, or uplift, is granted on the basis of the original capitalised cost of offshore production installations. Normally, a 5.2% uplift may be deducted from taxable income for a period of four years starting in the year in which the capital expenditure is incurred. For 2020 and 2021 temporary rules allow direct deduction of the whole uplift at a rate of 24% in the year the capital expenditure is incurred. For investments made in 2019 the uplift is calculated at a rate of 5.2% per year, while the rate is 5.3% per year for investments made in 2018 and 7.5% per year for investments under the transitional rules from 2013. Unused uplift may be carried forward indefinitely. At year-end 2021 and 2020, unrecognised uplift credits amounted to USD 272 million and USD 836 million, respectively.

Deferred tax assets and liabilities comprise

(in USD million)	Tax losses carried forward	Property, plant and equipment and intangible assets[1]	Asset retirement obligations[1]	Lease liabilities	Pensions	Derivatives	Other	Total
Deferred tax at 31 December 2021								
Deferred tax assets	5,162	719	11,256	1,506	804	21	2,015	21,484
Deferred tax liabilities	0	(27,136)	0	0	(21)	(1,453)	(530)	(29,140)
Net asset/(liability) at 31 December 2021	5,162	(26,417)	11,256	1,506	783	(1,432)	1,485	(7,655)
Deferred tax at 31 December 2020								
Deferred tax assets	4,676	826	12,967	1,869	787	30	1,811	22,966
Deferred tax liabilities	0	(28,290)	0	(4)	(11)	(236)	(676)	(29,217)
Net asset/(liability) at 31 December 2020	4,676	(27,464)	12,967	1,865	777	(206)	1,135	(6,250)

1) Restated 2020 figures due to a policy change affecting ARO calculation, see note 2 Significant accounting policies. The net deferred tax liability in Property, plant and equipment and intangible assets has increased by USD 1.762 billion and the net deferred tax asset in Asset retirement obligations has increased by USD 1.762 billion.

Changes in net deferred tax liability during the year were as follows:

(in USD million)	2021	2020	2019
Net deferred tax liability at 1 January	6,250	5,530	5,367
Charged/(credited) to the Consolidated statement of income	1,708	435	(381)
Charged/(credited) to Other comprehensive income	35	(19)	98
Foreign currency translation effects and other effects	(337)	304	446
Net deferred tax liability at 31 December	7,655	6,250	5,530

Deferred tax assets and liabilities are offset to the extent that the deferred taxes relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities. After netting deferred tax assets and liabilities by fiscal entity and reclassification to Held for Sale, deferred taxes are presented on the balance sheet as follows:

	At 31 December	
(in USD million)	2021	2020
Deferred tax assets	6,259	4,974
Deferred tax liabilities	14,037	11,224
Deferred tax assets reported in Assets classified as held for sale	122	0

Deferred tax assets are recognised based on the expectation that sufficient taxable income will be available through reversal of taxable temporary differences or future taxable income. At year-end 2021 and 2020 the deferred tax assets of USD 6.381 billion and USD 4.974 billion, respectively, were primarily recognised in the UK, Norway, Angola, Canada and Brazil. Of these amounts, USD 4.636 billion and USD 2.328 billion, respectively, is recognised in entities which have suffered a tax loss in either the current or preceding period. The losses will be utilised through reversal of taxable temporary differences and other taxable income mainly from production of oil and gas. It is considered probable based on business forecasts and/or a history of taxable income that such profits will be available.

Unrecognised deferred tax assets

	At 31 December			
	2021		2020	
(in USD million)	Basis	Tax	Basis	Tax
Deductible temporary differences	2,900	1,203	2,866	1,204
Unused tax credits	0	264	0	212
Tax losses carried forward	20,552	5,047	23,434	5,677
Total unrecognised deferred tax assets	23,452	6,514	26,300	7,093

Approximately 22% of the unrecognised carry forward tax losses can be carried forward indefinitely. The majority of the remaining part of the unrecognised tax losses expire after 2032. The unrecognised tax credits expire from 2030, while the unrecognised deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognised in respect of these items because currently there is insufficient evidence to support that future taxable profits will be available to secure utilisation of the benefits.

At year-end 2021, unrecognised deferred tax assets in the USA and Angola represents USD 4.206 billion and USD 0.749 billion, respectively, of the total unrecognised deferred tax assets of USD 6.514 billion. Similar amounts for 2020 were USD 4.649 billion in the USA and USD 0.740 billion in Angola, respectively, of a total of USD 7.093 billion. The remaining unrecognised deferred tax assets originate from several different tax jurisdictions.

11 Property, plant and equipment

(in USD million)	Machinery, equipment and transportation equipment	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Right of use assets[4]	Total
Cost at 31 December 2020 as reported	2,806	180,355	9,238	929	13,053	6,370	212,751
Impact of policy change[5]	-	2,726	-	-	110	-	2,836
Cost at 31 December 2020 as restated	2,806	183,082	9,238	929	13,163	6,370	215,587
Additions through business combinations	0	2	0	0	1	0	4
Additions and transfers	39	7,311	95	27	(396)	148	7,225
Disposals at cost	(1,496)	(1,975)	(70)	(353)	(25)	(501)	(4,420)
Assets reclassified to held for sale	0	(1,010)	(563)	0	0	(91)	(1,664)
Foreign currency translation effects	(13)	(4,052)	(220)	(6)	(130)	(77)	(4,497)
Cost at 31 December 2021	1,335	183,358	8,481	596	12,614	5,850	212,234
Accumulated depreciation and impairment losses at 31 December 2020	(2,596)	(132,427)	(8,005)	(524)	(1,275)	(2,251)	(147,079)
Depreciation	(68)	(9,136)	(232)	(42)	0	(930)	(10,408)
Impairment losses	(42)	(2,092)	(401)	(21)	(390)	(17)	(2,962)
Reversal of impairment losses	0	1,675	0	0	0	2	1,677
Transfers	61	(1,319)	0	(61)	1,319	(11)	(11)
Accumulated depreciation and impairment on disposed assets	1,448	1,785	59	326	21	480	4,118
Accumulated depreciation and impairment assets classified as held for sale	0	825	461	0	0	82	1,367
Foreign currency translation effects	9	2,926	192	2	(18)	27	3,138
Accumulated depreciation and impairment losses at 31 December 2021	(1,188)	(137,763)	(7,926)	(320)	(344)	(2,619)	(150,159)
Carrying amount at 31 December 2021	147	45,595	555	276	12,270	3,231	62,075
Estimated useful lives (years)	3 - 20	UoP[1]	15 - 20	10 - 33[2]		1 - 20[3]	

(in USD million)	Machinery, equipment and transportation equipment	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Right of use assets[4]	Total
Cost at 31 December 2019 as reported	2,818	179,063	8,920	909	10,371	5,339	207,422
Impact of policy change[5]	-	1,762	-	-	37	-	1,799
Cost at 31 December 2019 as restated	2,818	180,825	8,920	909	10,408	5,339	209,221
Additions and transfers	68	7,782	110	27	2,478	968	11,433
Disposals at cost	(28)	(243)	(7)	0	(5)	(13)	(295)
Assets reclassified to held for sale	(66)	(9,095)	0	(15)	(159)	0	(9,335)
Foreign currency translation effects	13	3,812	214	7	441	75	4,563
Cost at 31 December 2020	2,806	183,082	9,238	929	13,163	6,370	215,587
Accumulated depreciation and impairment losses at 31 December 2019	(2,395)	(125,327)	(7,051)	(475)	(892)	(1,329)	(137,469)
Depreciation	(102)	(8,240)	(248)	(23)	0	(874)	(9,488)
Impairment losses	(201)	(4,667)	(516)	(36)	(445)	(25)	(5,889)
Reversal of impairment losses	0	218	0	0	0	0	218
Transfers	18	(68)	(1)	0	41	0	(10)
Accumulated depreciation and impairment on disposed assets	27	231	7	0	1	11	278
Accumulated depreciation and impairment assets classified as held for sale	65	8,373	0	12	75	0	8,525
Foreign currency translation effects	(9)	(2,947)	(196)	(3)	(56)	(35)	(3,244)
Accumulated depreciation and impairment losses at 31 December 2020	(2,596)	(132,427)	(8,005)	(524)	(1,275)	(2,251)	(147,079)
Carrying amount at 31 December 2020	209	50,654	1,232	405	11,888	4,119	68,508
Estimated useful lives (years)	3 - 20	UoP[1]	15 - 20	20 - 33[2]		1 - 19[3]	

1) Depreciation according to unit of production method (UoP), see note 2 Significant accounting policies.
2) Land is not depreciated. Buildings include leasehold improvements.
3) Depreciation linearly over contract period.
4) See note 23 Leases.
5) See note 2 Significant accounting policies and note 21 Provisions and other liabilities. For 2020 table, additions and currency lines are also impacted by the policy change.

The carrying amount of assets transferred to Property plant and equipment from Intangible assets in 2021 and 2020 amounted to USD 1.730 billion and USD 0.089 billion, respectively.

For assets reclassified to held for sale, see note 5 Acquisitions and disposals.

Net impairments/(reversal) of impairments

Full year (in USD million)	Property, plant and equipment			Intangible assets[3]			Total		
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Producing and development assets[1]	1,285	5,671	3,230	(2)	680	608	1,283	6,351	3,838
Goodwill[1]				1	42	164	1	42	164
Other intangible assets[1]				0	8	41	0	8	41
Acquisition costs related to oil and gas prospects[2]				154	657	49	154	657	49
Total net impairment loss/(reversal) recognised	1,285	5,671	3,230	154	1,386	863	1,439	7,057	4,093

1)   Producing and development assets, refining and manufacturing plants, goodwill and other intangible assets are subject to impairment assessment under IAS 36. The total net impairment losses recognised under IAS 36 in 2021 amount to USD 1.285 billion, compared to 2020 when the net impairment amounted to USD 6.401 billion, including impairment of acquisition costs - oil and gas prospects (intangible assets).
2)   Acquisition costs related to exploration activities, subject to impairment assessment under the successful efforts method (IFRS 6).
3)   See note 12 Intangible assets.

For impairment purposes, the asset's carrying amount is compared to its recoverable amount. The recoverable amount is the higher of fair value less cost of disposal (FVLCOD) and estimated value in use (VIU).

The base discount rate for VIU calculations is 5.0% real after tax. The discount rate is derived from Equinor's weighted average cost of capital. For projects, mainly within the REN segment, in periods with fixed low risk income a lower discount rate will be considered. A derived pre-tax discount is in the range of 18-32% for E&P Norway, 5-9% for E&P International, 6-7% for E&P USA and 7% for MMP depending on asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. See note 2 Significant accounting policies to the Consolidated financial statements for further information regarding impairment on property, plant and equipment.

The table below describes, per area, the Producing and development assets being impaired/(reversed) and the valuation method used to determine the recoverable amount; the net impairment/(reversal), and the carrying amount after impairment.

(in USD million)	Valuation method	At 31 December 2021		At 31 December 2020	
		Carrying amount after impairment	Net impairment loss/ (reversal)	Carrying amount after impairment	Net impairment loss/ (reversal)
Exploration & Production Norway	VIU	5,379	(1,102)	7,042	1,219
Exploration & Production USA - onshore	VIU	1,979	8	4,676	(19)
	FVLCOD	0	40	1,122	2,331
Exploration & Production USA - offshore Gulf of Mexico	VIU	798	18	2,808	305
North America - offshore other areas	VIU	0	0	53	146
	FVLCOD	0	(22)	0	0
Europe and Asia	VIU	1,566	1,609	3,687	1,280
Marketing, Midstream & Processing	VIU	632	486	1,297	824
	FVLCOD	236	230	668	228
Right of use assets/Other	VIU	16	(2)	265	36
	FVLCOD	4	17	0	0
Total		10,610	1,282	21,619	6,351

Exploration & Production Norway
In 2021, the impairment reversals were USD 1.102 billion, caused by increased price estimates and upward reserve revision.
In 2020, the impairments were USD 1.219 billion, mainly because of reduction in future price estimates. Negative reserve revisions and increased cost estimates added to the impairment losses.

Exploration & Production USA - onshore
In 2021, the net impairment was USD 48 million of which net reversal of USD 2 million was classified as exploration expenses. The impairments were USD 108 million of which USD 20 million classified as exploration expensed were caused by downward reserve revision and sale of an asset. The reversal of USD 60 million of which USD 22 million was classified as exploration expenses was caused by upward reserve revision.

In 2020, the net impairment was USD 2.313 billion of which USD 0.680 billion was classified as exploration expenses. The impairment losses of USD 2.547 billion of which USD 0.743 billion classified as exploration expenses, were caused by decreased price assumptions and a change to fair value less cost of disposal valuation in relation to held for sale classification. The impairment reversals of USD 0.234 billion in 2020 were caused by improved production profile.

Exploration & Production USA - offshore Gulf of Mexico
In 2021, the impairment was USD 18 million caused by downward reserve revision.
In 2020, the impairments were USD 305 million caused by decreased price assumptions.

Exploration & Production International – North America offshore other areas
In 2021, the impairment reversal was USD 22 million related to sale of an asset.
In 2020, the impairment was USD 146 million due to operational issues.

Exploration & Production International – Europe and Asia
In 2021, the net impairment was USD 1.609 billion. Impairments were USD 1.786 billion mainly caused by downward reserve revisions. The reversal of USD 0.177 billion was caused by higher prices

In 2020, the impairments were USD 1.280 billion due to decreased price assumptions and negative reserve revisions.

Marketing, Midstream & Processing
In 2021, the impairment losses were USD 716 million mainly caused by increased CO_2 fees and – quotas on a refinery and change to fair value less cost of disposal valuation in connection with a held for sale classification.

In 2020, the impairment losses were USD 1.052 billion mainly due to reduced refinery margin estimates and increased cost estimates. Reduced volume-estimates from processing added to the impairment loss.

Accounting assumptions
Management's future commodity price assumptions and currency assumptions are used for value in use impairment testing. The same assumptions are also used for evaluating investment opportunities, together with other relevant criteria, including among others robustness targets (value creation in lower commodity price scenarios). While there are inherent uncertainties in the assumptions, the commodity price assumptions as well as currency assumptions reflect management's best estimate of the price and currency development over the life of the Group's assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management's best estimate also takes into consideration a range of external forecasts.

Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy, future supply actions by OPEC+ and other factors. The management's analysis of the expected development in drivers for the different commodity markets and exchange rates resulted in changes in the long-term price assumptions with effect from the third quarter of 2021. The following price assumptions have been the basis for the impairment assessments.

All commodity prices are on a real 2021 basis, and comparable prices as per the fourth quarter of 2020 and up to the third quarter of 2021 are given in brackets.

For Brent blend, Equinor expects a price of 65 USD/bbl in 2025 (67 USD/bbl) then gradually an increase to a peak in 2030 before declining to 64 USD/bbl in 2040 (66 USD/bbl), and further down to below 60 USD/bbl in the 2050s. Price assumptions from 2025 are unchanged compared to year-end 2020, with the exception that the real year has been changed from 2020 to 2021.

For natural gas in the UK (NBP), we expect some volatility, where the trend is a decrease to 6.4 USD/mmbtu in 2030 (6.7 USD/mmbtu). From 2030, a flatter price-curve is expected, with the price gradually increasing to 7.7 USD/mmbtu in 2040 (8.0 USD/mmbtu). Beyond

2040, a declining price trend is foreseen as the energy transition is expected to impact the demand side. For 2050, the price is expected to be at the pre-2035 level of 7.0 USD/mmbtu (7.7 USD/mmbtu).

Henry Hub is expected to decrease to 3.2 USD/mmBtu in 2030 (3.3 USD/mmbtu) and 3.3 USD/mmbtu in 2040 (3.8 USD/mmbtu), a level that is expected to continue through the 2040s.

The electricity prices are expected to increase significantly in the future. Due to the increasing gas and CO_2 prices the electricity prices in Germany are by the end of fourth quarter expected to be 157 EUR/MWh in 2022 (61 EUR/MWh), the expectation for 2022 by the end of the third quarter was 77 EUR/MWh. In 2030 the prices are expected to be 58 EUR/MWh (43 EUR/MWh) and then rather flat towards 2050.

Climate considerations are included in the impairment calculations directly by estimating the CO_2 taxes in the cash flows. Indirectly, the expected effect of climate change is also included in the estimated commodity prices where supply and demand are considered. The prices also have effect on the estimated production profiles and economic cut-off of the projects. Furthermore, climate considerations are a part of the investment decisions following Equinor's strategy and commitments to the energy transition.

The EU ETS price has increased significantly from 56 EUR/tonne since the third quarter assessment and is expected to remain high, in the region of 80 EUR/tonne for the next few years. Then the price is expected to be 65 EUR/tonne (27.5 EUR/tonne) in 2030 and thereafter increasing to 100 EUR/tonne (41 EUR/tonne) in 2050 (assumptions used in 2020 in brackets). Norway's Climate Action Plan for the period 2021-2030 (Meld. St 13 (2020-2021)) which assumes a gradually increased CO_2 tax (the total of EU ETS + Norwegian CO_2 tax) in Norway to 2,000 NOK/tonne in 2030 is used for impairment calculations of Norwegian upstream assets.

Impairment calculations are based on what is considered to be best estimate. To reflect that carbon will have a cost for all our assets the current best estimate is considered to be EU ETS for countries outside EU where carbon is not already subject to taxation or where Equinor has not established specific estimates.

The long-term NOK currency exchange rates are expected to be unchanged. The NOK/USD rate from 2024 and onwards is kept at 8.50, the NOK/EUR at 10.0 and the USD/GBP rate at 1.35.

The Weighted Average Cost of Capital (WACC) rate is 5%. This rate is basically the interest rate used for upstream activities. For other business areas the discount rate will be determined based on a risk assessment. Typically, the rate will decrease for assets/projects where the revenue is secured by fixed fees or government grants.

Sensitivities
Commodity prices have historically been volatile. Significant downward adjustments of Equinor's commodity price assumptions would result in impairment losses on certain producing and development assets in Equinor's portfolio including intangible assets that are subject to impairment assessment, while an opposite adjustment could lead to impairment-reversals. If a decline in commodity price forecasts over the lifetime of the assets were 30%, considered to represent a reasonably possible change, the impairment amount to be recognised could illustratively be in the region of USD 9 billion before tax effects. See note 3 Consequences of initiatives to limit climate changes for possible effect of using the prices in a 1.5°C compatible Net Zero Emission by 2050 scenario as estimated by the International Energy Agency (IEA)

These illustrative impairment sensitivities, both based on a simplified method, assumes no changes to input factors other than prices; however, a price reduction of 30% or those representing Net Zero Emission scenario is likely to result in changes in business plans as well as other factors used when estimating an asset's recoverable amount. These associated changes reduce the stand-alone impact on the price sensitivities. Changes in such input factors would likely include a reduction in the cost level in the oil and gas industry as well as offsetting foreign currency effects, both of which have historically occurred following significant changes in commodity prices. The illustrative sensitivities are therefore not considered to represent a best estimate of an expected impairment impact, nor an estimated impact on revenues or operating income in such a scenario. In comparison, following the amended assumptions described above in the accounting assumptions section and the decline in commodity prices, the impairment impact recognised is considerably lower. A significant and prolonged reduction in oil and gas prices would also result in mitigating actions by Equinor and its licence partners, as a reduction of oil and gas prices would impact drilling plans and production profiles for new and existing assets. Quantifying such impacts is considered impracticable, as it requires detailed technical, geological and economical evaluations based on hypothetical scenarios and not based on existing business or development plans.

12 Intangible assets

(in USD million)	Exploration expenses	Acquisition costs - oil and gas prospects	Goodwill	Other	Total
Cost at 31 December 2020	2,261	3,932	1,481	831	8,505
Additions through business combinations	0	0	61	55	116
Additions	191	36	0	35	262
Disposals at cost	(22)	1	(3)	(29)	(53)
Transfers	(432)	(1,137)	0	(161)	(1,730)
Expensed exploration expenditures previously capitalised	(19)	(152)	0	0	(171)
Impairment of goodwill	0	0	(1)	0	(1)
Foreign currency translation effects	(21)	(10)	(70)	(10)	(111)
Cost at 31 December 2021	1,958	2,670	1,467	722	6,816
Accumulated depreciation and impairment losses at 31 December 2020				(356)	(356)
Amortisation and impairments for the year				(24)	(24)
Amortisation and impairment losses disposed intangible assets				13	13
Foreign currency translation effects				3	3
Accumulated depreciation and impairment losses at 31 December 2021				(364)	(364)
Carrying amount at 31 December 2021	1,958	2,670	1,467	358	6,452

(in USD million)	Exploration expenses	Acquisition costs - oil and gas prospects	Goodwill	Other	Total
Cost at 31 December 2019	3,014	5,599	1,458	962	11,033
Additions	401	67	0	24	492
Disposals at cost	(7)	0	0	0	(8)
Transfers	(16)	(73)	0	0	(89)
Assets reclassified to held for sale	0	(339)	0	(160)	(499)
Expensed exploration expenditures previously capitalised	(1,169)	(1,337)	0	0	(2,506)
Impairment of goodwill	0	0	(42)	0	(42)
Foreign currency translation effects	38	16	64	6	123
Cost at 31 December 2020	2,261	3,932	1,481	831	8,505
Accumulated depreciation and impairment losses at 31 December 2019				(295)	(295)
Amortisation and impairments for the year				(35)	(35)
Accumulated depreciation and impairment assets classified as held for sale				(17)	(17)
Amortisation and impairment losses disposed intangible assets				(6)	(6)
Foreign currency translation effects				(3)	(3)
Accumulated depreciation and impairment losses at 31 December 2020				(356)	(356)
Carrying amount at 31 December 2020	2,261	3,932	1,481	475	8,149

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful lives are amortized systematically over their estimated economic lives, ranging between 3-20 years.

Included in the goodwill of USD 1.467 billion technical goodwill relate to business acquisitions in 2019, USD 0.615 billion in the Exploration & Production Norway area and USD 0.435 billion the Marketing Midstream & Processing area.

In 2021, Acquisition cost - oil and gas prospects were impacted by net impairment of USD 152 million. Impairments of acquisition cost related to exploration activities of USD 154 million were mainly related to dry wells and uncommercial discoveries in South America and Gulf of Mexico. Net reversal of 2 million related to Exploration and production USA – onshore.

In 2020, Acquisition cost - oil and gas prospects were impacted by net impairment of signature bonuses and acquisition costs totaling USD 680 million related to unconventional onshore assets in Exploration & Production USA. Impairment of acquisition costs related to exploration activities of USD 657 million was primarily related to dry wells and uncommercial discoveries in Exploration & Production International.

See note 11 Property, plant and equipment regarding sensitivities.

In 2020, Equinor decided to impair capitalised well costs of USD 982 million related to Equinor's Block 2 exploration license in Tanzania. The impairment was presented in the line-item Exploration expenses.

Impairment losses and reversals of impairment losses are presented as Exploration expenses and Depreciation, amortisation and net impairment losses on the basis of their nature as exploration assets (intangible assets) and other intangible assets, respectively. The impairment losses and reversal of impairment losses are based on recoverable amount estimates triggered by changes in reserve estimates, cost estimates and market conditions. See note 11 Property, plant and equipment for more information on the basis for impairment assessments.

The table below shows the aging of capitalised exploration expenditures.

(in USD million)	2021	2020
Less than one year	234	604
Between one and five years	692	623
More than five years	1,033	1,033
Total capitalised exploration expenditures	1,958	2,261

The table below shows the components of the exploration expenses.

| (in USD million) | Full year | | |
	2021	2020	2019
Exploration expenditures	1,027	1,371	1,584
Expensed exploration expenditures previously capitalised	171	2,506	777
Capitalised exploration	(194)	(394)	(507)
Exploration expenses	1,004	3,483	1,854

13 Equity accounted investments

(in USD million)	2021	2020
Net investments at 1 January	2,270	1,487
Net income/(loss) from equity accounted investments	259	53
Acquisitions and increase in capital	475	995
Dividend and other distributions	(230)	(141)
Other comprehensive income/(loss)	(58)	21
Divestments, derecognition and decrease in paid in capital	(31)	(147)
Net investments at 31 December	2,686	2,270
Included in equity accounted investments	2,686	2,262
Other long-term receivable in equity accounted investments	0	8

For the equity accounted investments, voting rights corresponds to ownership.

Equity accounted investments consist of several investments, none above USD 0.75 billion. None of the investments are significant on an individual basis.

14 Financial investments and financial receivables

Non-current financial investments

(in USD million)	At 31 December 2021	2020
Bonds	1,822	1,866
Listed equity securities	778	1,648
Non-listed equity securities	746	569
Financial investments	3,346	4,083

Bonds and equity securities mainly relate to investment portfolios held by Equinor's captive insurance company and other listed and non-listed equities held for long-term strategic purposes, mainly accounted for using fair value through profit or loss.

Included in Listed equity securities are shares in Scatec ASA of USD 360 million and USD 831 million for 2021 and 2020, respectively.

Non-current prepayments and financial receivables

(in USD million)	At 31 December 2021	2020
Interest bearing financial receivables	707	465
Other interest bearing receivables	276	246
Prepayments and other non-interest bearing receivables	104	150
Prepayments and financial receivables	1,087	861

Interest bearing financial receivables primarily relate to loans to employees and project financing of equity accounted companies.

Other interest bearing receivables primarily relate to tax receivables.

Current financial investments

(in USD million)	At 31 December 2021	2020
Time deposits	7,060	4,841
Interest bearing securities	14,186	7,010
Listed equity securities	0	13
Financial investments	21,246	11,865

At 31 December 2021, current financial investments include USD 300 million investment portfolios held by Equinor's captive insurance company which mainly are accounted for using fair value through profit or loss. The corresponding balance at 31 December 2020 was USD 202 million.

For information about financial instruments by category, see note 26 Financial instruments: fair value measurement and sensitivity analysis of market risk.

15 Inventories

(in USD million)	At 31 December 2021	2020
Crude oil	2,014	2,022
Petroleum products	315	443
Natural gas	642	229
Other	424	390
Inventories	3,395	3,084

Other inventory consists mainly of drilling and well equipment.

The write-down of inventories from cost to net realisable value amounted to an expense of USD 77 million and USD 58 million in 2021 and 2020, respectively.

16 Trade and other receivables

	At 31 December	
(in USD million)	2021	2020
Trade receivables from contracts with customers	13,266	5,729
Other current receivables	3,011	1,275
Joint venture receivables	491	340
Receivables from equity accounted associated companies and other related parties	423	74
Total financial trade and other receivables	17,191	7,418
Non-financial trade and other receivables	736	814
Trade and other receivables	17,927	8,232

Trade receivables from contracts with customers are shown net of an immaterial provision for expected losses.

For more information about the credit quality of Equinor's counterparties, see note 6 Financial risk and capital management. For currency sensitivities, see note 26 Financial instruments: fair value measurement and sensitivity analysis of market risk

17 Cash and cash equivalents

	At 31 December	
(in USD million)	2021	2020
Cash at bank available	2,673	1,648
Time deposits	1,906	1,132
Money market funds	2,714	492
Interest bearing securities	4,740	2,485
Restricted cash, including margin deposits	2,093	999
Cash and cash equivalents	14,126	6,757

Restricted cash at 31 December 2021 include collateral deposits of USD 2.069 billion related to trading activities. Correspondingly, collateral deposits at 31 December 2020 were USD 0.425 billion. Collateral deposits are related to certain requirements set out by exchanges where Equinor is participating. The terms and conditions related to these requirements are determined by the respective exchanges.

18 Shareholders' equity and dividends

At 31 December 2021, Equinor's share capital of NOK 8,144,219,267.50 (USD 1,163,987,792) comprised 3,257,687,707 shares at a nominal value of NOK 2.50. Share capital at 31 December 2020 was NOK 8,144,219,267.50 (USD 1,163,987,792) comprised 3,257,687,707 shares at a nominal value of NOK 2.50.

Equinor ASA has only one class of shares and all shares have voting rights. The holders of shares are entitled to receive dividends as and when declared and are entitled to one vote per share at the annual general meeting of the company.

During 2021 dividend for the third and for the fourth quarter of 2020 and dividend for the first and second quarter of 2021 were settled. Dividend declared but not yet settled, is presented as dividends payable in the Consolidated balance sheet. The Consolidated statement of changes in equity shows declared dividend in the period (retained earnings). Dividend declared in 2021 relate to the fourth quarter of 2020 and to the first three quarters of 2021.

On 8 February 2022, the board of directors proposed to declare a dividend for the fourth quarter of 2021 of USD 0.20 per share and an extraordinary dividend of USD 0.20 per share (subject to annual general meeting approval). The Equinor share will trade ex-dividend 12

May 2022 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 13 May 2022 and payment date will be 27 May 2022.

(in USD million)	At 31 December	
	2021	2020
Dividends declared	2,041	1,833
USD per share or ADS	0.6300	0.5600
Dividends paid	1,797	2,330
USD per share or ADS	0.5600	0.7100
NOK per share	4.8078	6.7583

Share buy-back programme

In July 2021 Equinor launched the first tranche of around USD 300 million of the new share buy-back programme, for 2021, totalling USD 600 million. In October 2021 Equinor announced an increase in the second tranche of the new share buy-back programme, from initially USD 300 million to USD 1.0 billion. For the first tranche Equinor entered into an irrevocable agreement with a third party for up to USD 99 million of shares to be purchased in the open market, while for the second tranche a similar irrevocable agreement with a third party was entered into for up to USD 330 million of shares to be purchased in the open market. For the first tranche around USD 201 million, and for the second tranche around USD 670 million worth of shares from the Norwegian State will in accordance with an agreement with the Ministry of Petroleum and Energy be redeemed at the next annual general meeting in May 2022, in order for the Norwegian State to maintain their ownership percentage in Equinor.

The first order in the open market was concluded in September 2021. The second order in the open market was concluded in January 2022. As of 31 December, USD 99 million order from the first trance has been acquired in the open market and the full amount has been settled, while USD 232 million of the USD 330 million second order has been acquired in the open market, of which USD 222 million has been settled.

Due to the irrevocable agreement with the third party, both the first and second order in the open market, in total USD 429 million, has been recognised as a reduction in equity as treasury shares. The remaining order of the second tranche has been accrued for and along with acquired shares not settled, classified as Trade, other payables and provisions. The recognition of the State's share will be deferred until the decision at the annual general meeting in May 2022.

On 8 February 2022, the Board announced an annual share buy-back programme for 2022 with up to USD 5.0 billion, including shares to be redeemed from the Norwegian State, subject to authorisation from the annual general meeting. The annual share buy-back programme is expected to be executed when Brent Blend oil price is in or above the range of 50-60 USD/bbl, Equinor's net debt to capital employed adjusted stays within the communicated ambition of 15-30 % and this is supported by commodity prices. The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled.

On 8 February 2022, the board of directors resolved the commencement of the first tranche of the share buy-back programme for 2022 of a total of USD 1.0 billion, including shares to be redeemed from the Norwegian State. The first tranche will end no later than 25 March 2022..

Number of shares	2021	2020
Share buy-back programme at 1 January	0	23,578,410
Purchase	13,460,292	3,142,849
Cancellation	0	(26,721,259)
Share buy-back programme at 31 December	13,460,292	0

Employees share saving plan

Number of shares	2021	2020
Share saving plan at 1 January	11,442,491	10,074,712
Purchase	3,412,994	4,604,106
Allocated to employees	(2,744,381)	(3,236,327)
Share saving plan at 31 December	12,111,104	11,442,491

In 2021 and 2020 treasury shares were purchased and allocated to employees participating in the share saving plan for USD 75 million and USD 68 million, respectively. For further information, see note 7 Remuneration.

19 Finance debt

Non-current finance debt

Finance debt measured at amortised cost

	Weighted average interest rates in %[1]		Carrying amount in USD millions at 31 December		Fair value in USD millions at 31 December[2]	
	2021	2020	2021	2020	2021	2020
Unsecured bonds						
United States Dollar (USD)	3.88	3.82	17,451	18,710	19,655	21,883
Euro (EUR)	1.42	2.03	7,925	10,057	8,529	11,115
Great Britain Pound (GBP)	6.08	6.08	1,852	1,877	2,674	2,949
Norwegian Kroner (NOK)	4.18	4.18	340	352	380	412
Total unsecured bonds			27,568	30,994	31,237	36,359
Unsecured loans						
Japanese Yen (JPY)	4.30	4.30	87	97	106	119
Total unsecured loans			87	97	106	119
Total			27,655	31,091	31,343	36,479
Non-current finance debt due within one year			250	1,974	268	2,062
Non-current finance debt			27,404	29,118	31,075	34,417

1) Weighted average interest rates are calculated based on the contractual rates on the loans per currency at 31 December and do not include the effect of swap agreements.
2) Fair values are determined from external calculation models based on market observations from various sources, classified at level 2 in the fair value hierarchy. For more information regarding fair value hierarchy, see note 26 Financial Instruments: fair value measurement and sensitivity of market risk.

Unsecured bonds amounting to USD 17.451 billion are denominated in USD and unsecured bonds denominated in other currencies amounting to USD 9.271 billion are swapped into USD. One bond denominated in EUR amounting to USD 0.846 billion is not swapped. The table does not include the effects of agreements entered into to swap the various currencies into USD. For further information see note 26 Financial instruments: fair value measurement and sensitivity analysis of market risk.

Substantially all unsecured bonds and unsecured bank loan agreements contain provisions restricting future pledging of assets to secure borrowings without granting a similar secured status to the existing bondholders and lenders.

In 2020 and 2021 Equinor issued the following bonds

Issuance date	Currency	Amount in million	Interest rate in %	Maturity date
18 May 2020	USD	750	1.750	January 2026
18 May 2020	EUR	750	0.750	May 2026
18 May 2020	USD	750	2.375	May 2030
18 May 2020	EUR	1,000	1.375	May 2032
1 April 2020	USD	1,250	2.875	April 2025
1 April 2020	USD	500	3.000	April 2027
1 April 2020	USD	1,500	3.125	April 2030
1 April 2020	USD	500	3.625	April 2040
1 April 2020	USD	1,250	3.700	April 2050

No new bonds were issued in 2021.

Out of Equinor's total outstanding unsecured bond portfolio, 39 bond agreements contain provisions allowing Equinor to call the debt prior to its final redemption at par or at certain specified premiums if there are changes to the Norwegian tax laws. The carrying amount of these agreements is USD 27.223 billion at the 31 December 2021 closing currency exchange rate.

For more information about the revolving credit facility, maturity profile for undiscounted cash flows and interest rate risk management, see note 6 Financial risk and capital management.

Non-current finance debt maturity profile

	At 31 December	
(in USD million)	2021	2020
Year 2 and 3	5,015	3,705
Year 4 and 5	4,731	4,927
After 5 years	17,659	20,485
Total repayment of non-current finance debt	27,404	29,118
Weighted average maturity (years - including current portion)	10	10
Weighted average annual interest rate (% - including current portion)	3.33	3.38

Current finance debt

	At 31 December	
(in USD million)	2021	2020
Collateral liabilities	2,271	1,704
Non-current finance debt due within one year	250	1,974
Other including US Commercial paper program and bank overdraft	2,752	913
Total current finance debt	5,273	4,591
Weighted average interest rate (%)	0.51	2.40

Collateral liabilities and other current liabilities mainly relate to cash received as security for a portion of Equinor's credit exposure and outstanding amounts on US Commercial paper (CP) programme. Issuance on the CP programme amounted to USD 2.600 billion as of 31 December 2021 and USD 0.903 billion as of 31 December 2020.

Reconciliation of cash flows from financing activities to finance line items in balance sheet

(in USD million)	Non-current finance debt	Current finance debt	Financial receivable Collaterals[1]	Additional paid in capital /Treasury shares	Non-controlling interest	Dividend payable	Lease liabilities[2]	Total
At 1 January 2021	29,118	4,591	(967)	(1,588)	19	357	4,406	
New finance debt								
Repayment of finance debt	(2,675)							(2,675)
Repayment of lease liabilities							(1,238)	(1,238)
Dividend paid						(1,797)		(1,797)
Share buy-back				(321)				(321)
Net current finance debt and other finance activities	(335)	2,273	(651)	(75)	(18)			1,195
Net cash flow from financing activities	(3,010)	2,273	(651)	(396)	(18)	(1,797)	(1,238)	(4,836)
Transfer to current portion	1,724	(1,724)						
Effect of exchange rate changes	(422)	(8)	41		(1)		(61)	
Dividend declared						2,041		
New leases							476	
Other changes	(6)	141		(43)	14	(19)	(21)	
Net other changes	1,296	(1,591)	41	(43)	13	2,022	394	
At 31 December 2021	27,404	5,273	(1,577)	(2,027)	14	582	3,562	

(in USD million)	Non-current finance debt	Current finance debt	Financial receivable Collaterals[1]	Additional paid in capital /Treasury shares	Non-controlling interest	Dividend payable	Lease liabilities[2]	Total
At 1 January 2020	21,754	2,939	(634)	(708)	20	859	4,339	
New finance debt	8,347							8,347
Repayment of finance debt	(2,055)							(2,055)
Repayment of lease liabilities							(1,277)	(1,277)
Dividend paid						(2,330)		(2,330)
Share buy-back				(1,059)				(1,059)
Net current finance debt and other finance activities	72	1,706	(329)	(69)	(16)			1,365
Net cash flow from financing activities	6,364	1,706	(329)	(1,128)	(16)	(2,330)	(1,277)	2,991
Transfer to current portion	30	(30)						
Effect of exchange rate changes	977	(27)				15		
Dividend declared						1,833		
New leases							1,349	
Other changes	(8)	3	(4)	248	15	(20)	(5)	
Net other changes	999	(54)	(4)	248	15	1,828	1,344	
At 31 December 2020	29,118	4,591	(967)	(1,588)	19	357	4,406	

1) Financial receivable collaterals are included in Trade and other receivables in the Consolidated balance sheet. See note 16 Trade and other receivables for more information.

2) See note 23 Leases for more information.

20 Pensions

The main pension plans for Equinor ASA and its most significant subsidiaries are defined contribution plans, in which the pension costs are recognised in the Consolidated statement of income in line with payments of annual pension premiums. The pension contribution plans in Equinor ASA also includes certain unfunded elements (notional contribution plans), for which the annual notional contributions are recognised as pension liabilities. These notional pension liabilities are regulated equal to the return on asset within the main contribution plan. See note 2 Significant accounting policies to the Consolidated financial statements for more information about the accounting treatment of the notional contribution plans reported in Equinor ASA.

In addition, Equinor ASA has a defined benefit plan. This benefit plan was closed in 2015 for new employees and for employees with more than 15 year to regular retirement age. Equinor's defined benefit plans are generally based on a minimum of 30 years of service and 66% of the final salary level, including an assumed benefit from the Norwegian National Insurance Scheme. The Norwegian companies in the group are subject to, and complies with, the requirements of the Norwegian Mandatory Company Pensions Act.

The defined benefit plans in Norway are managed and financed through Equinor Pensjon (Equinor's pension fund - hereafter Equinor Pension). Equinor Pension is an independent pension fund that covers the employees in Equinor's Norwegian companies. The pension fund's assets are kept separate from the company's and group companies' assets. Equinor Pension is supervised by the Financial Supervisory Authority of Norway ("Finanstilsynet") and is licenced to operate as a pension fund.

Equinor is a member of a Norwegian national agreement-based early retirement plan ("AFP"), and the premium is calculated based on the employees' income, but limited to 7.1 times the basic amount in the National Insurance scheme (7.1 G). The premium is payable for all employees until age 62. Pension from the AFP scheme will be paid from the AFP plan administrator to employees for their full lifetime. Equinor has determined that its obligations under this multi-employer defined benefit plan can be estimated with sufficient reliability for recognition purposes. Accordingly, the estimated proportionate share of the AFP plan is recognised as a defined benefit obligation.

The present values of the defined benefit obligation, except for the notional contribution plan, and the related current service cost and past service cost are measured using the projected unit credit method. The assumptions for salary increase, increases in pension payments and social security base amount are based on agreed regulation in the plans, historical observations, future expectations of the assumptions and the relationship between these assumptions. At 31 December 2021, the discount rate for the defined benefit plans in Norway was established on the basis of seven years' mortgage covered bonds interest rate extrapolated on a yield curve which matches the duration of Equinor's payment portfolio for earned benefits, which was calculated to be 15.2 years at the end of 2021. Social security tax is calculated based on a pension plan's net funded status and is included in the defined benefit obligation.

The recognition of a net surplus for the funded plan is based on the assumption that the net assets represent a future value for Equinor, either as possible distribution to premium fund which can be used for future funding of new liabilities, or disbursement of equity in the pension fund.

Equinor has more than one defined benefit plan, but the disclosure is made in total since the plans are not subject to materially different risks. Pension plans outside Norway are not material and as such not disclosed separately. The tables in this note present pension costs on a gross basis, before allocation to licence partners. In the Consolidated statement of income, the pension costs in Equinor ASA are presented net of costs allocated to licence partners.

Net pension cost

(in USD million)	2021	2020	2019
Current service cost	209	184	206
Past service cost	3	-	-
Losses/(gains) from curtailment, settlement or plan amendment	-	-	3
Notional contribution plans	60	55	56
Defined benefit plans	272	238	265
Defined contribution plans	213	192	182
Total net pension cost	488	432	446

In addition to the pension cost presented in the table above, financial items related to defined benefit plans are included in the Consolidated statement of income within Net financial items. Interest cost and changes in fair value of notional contribution plans amounts to USD 238 million in 2021 and USD 203 million in 2020. Interest income of USD 106 million has been recognised in 2021, and USD 117 million in 2020.

Changes in defined benefit obligations (DBO) and plan assets during the year

(in USD million)	2021	2020
DBO at 1 January	9,216	8,363
Current service cost	208	184
Interest cost	238	203
Actuarial (gains)/losses – Financial assumptions	294	443
Actuarial (gains)/losses – Experience	(66)	(61)
Past service cost	3	-
Benefits paid	(295)	(250)
Paid-up policies	-	(7)
Foreign currency translation effects	(300)	286
Changes in notional contribution liability	60	55
DBO at 31 December	9,358	9,216
Fair value of plan assets at 1 January	6,234	5,589
Interest income	106	117
Return on plan assets (excluding interest income)	291	385
Company contributions	114	96
Benefits paid	(137)	(113)
Paid-up policies and personal insurance	-	(7)
Foreign currency translation effects	(204)	167
Fair value of plan assets at 31 December	6,404	6,234
Net pension liability at 31 December	(2,954)	(2,981)
Represented by:		
Asset recognised as non-current pension assets (funded plan)	1,449	1,310
Liability recognised as non-current pension liabilities (unfunded plans)	(4,403)	(4,292)
DBO specified by funded and unfunded pension plans	9,359	9,216
Funded	4,959	4,927
Unfunded	4,400	4,288
Actual return on assets	397	501

Equinor recognised an actuarial loss from changes in financial assumptions in 2021, mainly due to a larger increase in rate of compensation increase and expected rate of pension increase compared to the other assumptions. An actuarial loss was recognised in 2020.

Actuarial losses and gains recognised directly in Other comprehensive income (OCI)

(in USD million)	2021	2020	2019
Net actuarial (losses)/gains recognised in OCI during the year	63	3	401
Foreign currency translation effects	84	(109)	27
Tax effects of actuarial (losses)/gains recognised in OCI	(35)	19	(98)
Recognised directly in OCI during the year, net of tax	112	(87)	330
Cumulative actuarial (losses)/gains recognised directly in OCI, net of tax	(787)	(899)	(812)

Actuarial assumptions

Rounded to the nearest quartile	Assumptions used to determine benefit costs in %		Assumptions used to determine benefit obligations in %	
	2021	2020	2021	2020
Discount rate	1.75	2.25	2.00	1.75
Rate of compensation increase	2.00	2.25	2.50	2.00
Expected rate of pension increase	1.25	1.50	1.75	1.25
Expected increase of social security base amount (G-amount)	2.00	2.25	2.25	2.00
Weighted-average duration of the defined benefit obligation			15.2	15.6

The assumptions presented are for the Norwegian companies in Equinor which are members of Equinor's pension fund. The defined benefit plans of other subsidiaries are immaterial to the consolidated pension assets and liabilities.

Expected attrition at 31 December 2021 was 0.3% and 3.9% for employees between 50-59 years and 60-67 years, and 0.3% and 3.6% in 2020. The attrition rate for the age group 60-67 years represents employees with immediate withdrawal of vested pension, thus remaining in the scheme.

For population in Norway, the mortality table K2013, issued by The Financial Supervisory Authority of Norway, is used as the best mortality estimate.

Disability tables for plans in Norway developed by the actuary were implemented in 2013 and represent the best estimate to use for plans in Norway.

Sensitivity analysis
The table below presents an estimate of the potential effects of changes in the key assumptions for the defined benefit plans. The following estimates are based on facts and circumstances as of 31 December 2021.

(in USD million)	Discount rate		Expected rate of compensation increase		Expected rate of pension increase		Mortality assumption	
	0.50%	-0.50%	0.50%	-0.50%	0.50%	-0.50%	+ 1 year	- 1 year
Effect on:								
Defined benefit obligation at 31 December 2021	(645)	731	157	(150)	601	(545)	367	(330)
Service cost 2022	(20)	24	10	(9)	16	(14)	8	(7)

The sensitivity of the financial results to each of the key assumptions has been estimated based on the assumption that all other factors would remain unchanged. The estimated effects on the financial result would differ from those that would actually appear in the Consolidated financial statements because the Consolidated financial statements would also reflect the relationship between these assumptions.

Pension assets

The plan assets related to the defined benefit plans were measured at fair value. Equinor Pension invests in both financial assets and real estate.

The table below presents the portfolio weighting as approved by the board of Equinor Pension for 2021. The portfolio weight during a year will depend on the risk capacity.

(in %)	Pension assets on investments classes 2021	2020	Target portfolio weight
Equity securities	34.1	34.1	29-38
Bonds	50.2	50.2	46-59
Money market instruments	9.1	9.4	0-14
Real estate	6.6	6.4	5-10
Other assets, including derivatives	0.0	(0.1)	
Total	100.0	100.0	

In 2021, 61% of the equity securities and 3% of bonds had quoted market prices in an active market. 37% of the equity securities, 97% of bonds and 100% of money market instruments had market prices based on inputs other than quoted prices. If quoted market prices are not available, fair values are determined from external calculation models based on market observations from various sources.

In 2020, 81% of the equity securities and 2% of bonds had quoted market prices in an active market. 17% of the equity securities, 98% of bonds and 100% of money market instruments had market prices based on inputs other than quoted prices.

For definition of the various levels, see note 26 Financial instruments: fair value measurement and sensitivity analysis of market risk.

Company contributions to be made to Equinor Pension in 2022 are expected to be in the range of USD 100 million to USD 110 million.

21 Provisions and other liabilities

(in USD million)	Asset retirement obligations	Claims and litigations	Other provisions and liabilities	Total
Non-current portion at 31 December 2020 before restatement	17,200	96	2,436	19,731
Impact of ARO policy change	2,837	–	–	2,837
Non-current portion at 31 December 2020 after restatement	20,037	96	2,436	22,568
Current portion at 31 December 2020 reported as Trade, other payables and provisions	92	958	1,600	2,649
Provisions and other liabilities at 31 December 2020	20,128	1,053	4,035	25,216
New or increased provisions and other liabilities	602	30	352	984
Change in estimates	(1,097)	(58)	(141)	(1,296)
Amounts charged against provisions and other liabilities	(125)	(870)	(524)	(1,519)
Effects of change in the discount rate	(1,610)	–	(13)	(1,623)
Reduction due to divestments	(359)	–	–	(359)
Accretion expenses	423	–	29	452
Reclassification and transfer	(74)	–	298	224
Foreign currency translation effects	(471)	–	(5)	(476)
Provisions and other liabilities at 31 December 2021	17,417	155	4,031	21,603
Non-current portion at 31 December 2021	17,279	81	2,539	19,899
Current portion at 31 December 2021 reported as Trade, other payables and provisions	138	73	1,493	1,704

Due to significantly reduced expected use of a transportation agreement, Equinor provided a liability of USD 166 million in 2020 for an onerous contract. In the third quarter 2021, this provision has been settled resulting in a payment of the settled amount and reversal of the remaining amount of the provision. The reversal of the provision is reflected within the line item Operating expenses in the Consolidated statement of income.

The timing of cash outflows of asset retirement obligations depends on the expected production cease at the various facilities.

In certain production sharing agreements (PSA), Equinor's estimated share of asset retirement obligation (ARO) is paid into an escrow account over the producing life of the field. These payments are considered down-payments of the liabilities and included in line item Amounts charged against provisions and other liabilities.

The Claims and litigations category mainly relate to expected payments for unresolved claims. The timing and amounts of potential settlements in respect of these claims are uncertain and dependent on various factors that are outside management's control. For further information on provisions and contingent liabilities, see note 24 Other commitments, contingent liabilities and contingent assets.

For further information about methods applied and estimates required, see note 2 Significant accounting policies.

Restatement of ARO due to change in the discount rate
The discount rate used in the calculation of ARO no longer includes Equinor's own credit risk element. See note 2 Significant accounting policies for a description of this change. The impact of this ARO calculation policy change on affected financial statement lines of previous years' Consolidated financial statements is summarised in the table below. For 2021, the effect on the line items PPE and Provisions and other liabilities amounted to approx. USD 1,751 million.

Line items impacted in the consolidated balance sheet (in USD million)	01.01.2020 before restatement	Impact of ARO policy change	01.01.2020 after restatement	31.12.2020 before restatement	Impact of ARO policy change	31.12.2020 after restatement
PPE	69,953	1,798	71,751	65,672	2,836	68,508
Total non-current assets	93,285	1,798	95,083	89,786	2,836	92,623
Total assets	118,063	1,798	119,861	121,972	2,836	124,809
Provisions and other liabilities	17,951	1,798	19,749	19,731	2,837	22,568
Total non-current liabilities	57,346	1,798	59,144	68,260	2,837	71,097
Total liabilities	76,904	1,798	78,702	88,081	2,837	90,917

Expected timing of cash outflows

(in USD million)	Asset retirement obligations	Other provisions and liabilities, including claims and litigations	Total
2022 - 2026	1,180	3,014	4,194
2027 - 2031	1,597	299	1,896
2032 - 2036	4,315	248	4,563
2037 - 2041	6,152	55	6,207
Thereafter	4,173	569	4,742
At 31 December 2021	17,417	4,186	21,603

22 Trade, other payables and provisions

	At 31 December	
(in USD million)	2021	2020
Trade payables	6,249	2,748
Non-trade payables and accrued expenses	2,181	2,352
Joint venture payables	1,876	2,090
Payables to equity accounted associated companies and other related parties	2,045	546
Total financial trade and other payables	12,351	7,736
Current portion of provisions and other non-financial payables	1,960	2,774
Trade, other payables and provisions	14,310	10,510

Included in Current portion of provisions and other non-financial payables are certain provisions that are further described in note 21 Provisions and other liabilities and in note 24 Other commitments, contingent liabilities and contingent assets. For information regarding currency sensitivities, see note 26 Financial instruments: fair value measurement and sensitivity analysis of market risk. For further information on payables to equity accounted associated companies and other related parties, see note 25 Related parties.

23 Leases

Equinor leases certain assets, notably drilling rigs, transportation vessels, storages and office facilities for operational activities. Equinor is mostly a lessee and the use of leases serves operational purposes rather than as a tool for financing.

Certain leases, such as land bases, supply vessels, helicopters and office buildings are entered into by Equinor for subsequent allocation of costs to licences operated by Equinor. These lease liabilities are recognized on a gross basis in the balance sheet, income statement and statement of cash flows when Equinor is considered to have the primary responsibility for the full lease payments. Lease liabilities related to assets dedicated to specific licences, where each licence participants are considered to have the primary responsibility for lease payments, are reflected net of partner share. This would typically involve drilling rigs dedicated to specific licences on the Norwegian continental shelf.

Information related to lease payments and lease liabilities

(in USD million)		2021		2020
Lease liabilities at 1 January		4,406		4,339
New leases, including remeasurements and cancellations		476		1,349
Gross lease payments	(1,350)		(1,415)	
Lease interest	91		102	
Lease repayments	(1,259)	(1,259)	(1,313)	(1,313)
Foreign currency translation effects		(61)		31
Lease liabilities at 31 December		3,562		4,406
Current lease liabilities		1,113		1,186
Non-current lease liabilities		2,449		3,220

Lease expenses not included in lease liabilities

(in USD million)	2021	2020
Short-term lease expenses	160	342

Payments related to short term leases are mainly related to drilling rigs and transportation vessels, for which a significant portion of the lease costs have been included in the cost of other assets, such as rigs used in exploration or development activities. Variable lease expense and lease expense related to leases of low value assets are not significant.

Equinor recognised revenues of USD 272 million in 2021 and USD 252 million in 2020 related to lease costs recovered from licence partners related to lease contracts being recognised gross by Equinor. In addition, Equinor received repayments of USD 4 million in 2021 and USD 29 million in 2020 related to finance subleases. At year-end 2021 and 2020 total finance sublease receivables were USD 104 million and USD 38 million respectively, which are included in the line items Prepayments and financial receivables and Trade and other receivables in the Consolidated balance sheet.

Commitments relating to lease contracts which had not yet commenced at year-end are included within Other commitments in note 24 Other commitments, contingent liabilities and contingent assets.

A maturity profile based on undiscounted contractual cash flows for lease liabilities is disclosed in note 6 Financial risk and capital management.

Non-current lease liabilities maturity profile

	At 31 December	
(in USD million)	2021	2020
Year 2 and 3	1,164	1,513
Year 4 and 5	586	748
After 5 years	699	959
Total repayment of non-current lease liabilities	2,449	3,220

Information related to Right of use assets

(in USD million)	Drilling rigs	Vessels	Land and buildings	Storage facilities	Other	Total
Right of use assets at 1 January 2021	1,004	1,606	1,215	133	161	4,119
Additions, remeasurements, cancellations and divestments	14	300	28	8	78	427
Depreciation and impairment[1]	(316)	(617)	(176)	(72)	(82)	(1,265)
Foreign currency translation effects	(26)	(8)	(12)	0	(5)	(50)
Right of use assets at 31 December 2021	675	1,280	1,055	68	152	3,231

(in USD million)	Drilling rigs	Vessels	Land and buildings	Storage facilities	Other	Total
Right of use assets at 1 January 2020	951	1,320	1,365	156	219	4,011
Additions, remeasurements, cancellations and divestments	380	853	18	45	30	1,326
Depreciation and impairment[1]	(349)	(571)	(179)	(68)	(90)	(1,257)
Foreign currency translation effects	23	4	11	0	2	40
Right of use assets at 31 December 2020	1,004	1,606	1,215	133	161	4,119

1) USD 320 million in 2021 and USD 359 million in 2020 of the depreciation cost have been allocated to activities being capitalised. See note 11 Property, plant and equipment.

The Right of use assets are included within the line item Property, plant and equipment in the Consolidated balance sheet. See also note 11 Property, plant and equipment.

24 Other commitments, contingent liabilities and contingent assets

Contractual commitments

Equinor had contractual commitments of USD 7.038 billion as of 31 December 2021. The contractual commitments reflect Equinor's proportional share and mainly comprise construction and acquisition of property, plant and equipment as well as committed investments/funding or resources in equity accounted entities.

As a condition for being awarded oil and gas exploration and production licences, participants may be committed to drill a certain number of wells. At the end of 2021, Equinor was committed to participate in 36 wells, with an average ownership interest of approximately 46%. Equinor's share of estimated expenditures to drill these wells amounts to USD 409 million. Additional wells that Equinor may become committed to participating in depending on future discoveries in certain licences are not included in these numbers.

Other long-term commitments

Equinor has entered into various long-term agreements for pipeline transportation as well as terminal use, processing, storage and entry/exit capacity commitments and commitments related to specific purchase agreements. The agreements ensure the rights to the capacity or volumes in question, but also impose on Equinor the obligation to pay for the agreed-upon service or commodity, irrespective of actual use. The contracts' terms vary, with durations of up to 2060.

Take-or-pay contracts for the purchase of commodity quantities are only included in the table below if their contractually agreed pricing is of a nature that will or may deviate from the obtainable market prices for the commodity at the time of delivery.

Obligations payable by Equinor to entities accounted for in the Equinor group using the equity method are included in the table below with Equinor's full proportionate share. For assets (such as pipelines) that are included in the Equinor accounts through joint operations or similar arrangements, and where consequently Equinor's share of assets, liabilities, income and expenses (capacity costs) are reflected on a line-by-line basis in the Consolidated financial statements, the amounts in the table include the net commitment payable by Equinor (i.e. Equinor's proportionate share of the commitment less Equinor's ownership share in the applicable entity).

The table below also includes USD 2.022 billion as the non-lease components of lease agreements reflected in the accounts according to IFRS 16, as well as leases not yet commenced. Leases not commenced include one rig to be used on the NCS and an increased number of vessels supporting the growing LPG and LNG business. For commenced leases, please refer to note 23 Leases.

Nominal minimum other long-term commitments at 31 December 2021:

(in USD million)	
2022	2,663
2023	2,077
2024	1,520
2025	1,307
2026	1,026
Thereafter	4,547
Total other long-term commitments	13,140

Guarantees
Equinor has guaranteed for its proportionate share of some of our associate's long-term bank debt, payment obligations under contracts, and certain third-party obligations. The total amount guaranteed at year-end 2021 is USD 439 million. The book value of the guarantees is immaterial.

Contingent liabilities and contingent assets

Redetermination process for Agbami field
Through its ownership in OML 128 in Nigeria, Equinor is a party to an ownership interest redetermination process for the Agbami field, which will reduce Equinor's ownership interest. A non-binding agreement for settlement of the redetermination was reached during the fourth quarter of 2018. The parties to the non-binding agreement have thereafter continued to work towards a final settlement and agreed-upon ownership percentage adjustment. In June 2021, Equinor paid a total of USD 822 million to two of the partners in the Agbami Unit. The payment covered outstanding amounts between the three parties as of 31 March 2021. Following the payment, an adjustment to the previous provision by USD 57 million was reflected in the E&P International segment under Other Revenue. The remaining Agbami redetermination related provision reflected in Trade and other payables in the Consolidated balance sheet at year-end is immaterial.

Mineral rights dispute along the Missouri riverbank
Equinor produces minerals from wells in spacing units along the Missouri River in which ownership of the mineral rights associated with the near shore region up to the ordinary high-water mark has been disputed. As operator of wells in those units, Equinor has a right to part of the proceeds, and a responsibility to distribute the remainder of the proceeds from the production to the owners of the mineral rights. As the riverbank has moved continuously over time, updated river-surveys have resulted in interest claims from several parties, including the State of North Dakota, the United States, and private parties. During the second quarter of 2021, Equinor received updated title opinions reflecting the latest State survey that resulted in clarification among the main parties. Certain limited procedural matters remain, but Equinor's maximum exposure in the case was significantly reduced and at this stage is minor. Amounts reflected in the matter in the Consolidated balance sheet at 31 December 2021 and in the Consolidated statement of income during the year 2021 are immaterial.

Claim from Petrofac regarding multiple variation order requests performed in Algeria (In Salah)
Petrofac International (UAE) LLC ("PIUL") was awarded the EPC Contract to execute the ISSF Project (the In Salah Southern Fields Project which has finalized the development of 4 gas fields in central Algeria). Following suspension of activity after the terrorist attack at another gas field in Algeria (In Amenas) in 2013, PIUL issued multiple Variation Order Requests ("VoRs") related to the costs incurred for stand-by and remobilization costs after the evacuation of expatriates. Several VoRs have been paid, but the settlement of the remaining has been unsuccessful. PIUL initiated arbitration in August 2020 claiming an estimated amount of USD 533 million, of which Equinor holds a 31.85% share. Equinor's maximum exposure amounts to USD 163 million. Equinor has provided for its best estimate in the matter.

Withholding tax dispute regarding remittances from Brazil to Norway
Remittances made from Brazil for services are normally subject to withholding income tax. In 2012, Equinor's subsidiaries in Brazil filed a lawsuit to avoid paying this tax on remittances made to Equinor ASA and Equinor Energy AS for services without transfer of technology based on the Double Tax Treaty Brazil has with Norway. The first level decision from 2013 was in Equinor's favour and since 2014, withholding tax has not been paid. In 2017, a second level decision was rendered also in favour of Equinor, but this decision was appealed. The trial session concluded in July 2021, overruling the previous favourable decision based on procedural aspects only. Equinor has filed a motion for clarification which had the effect of temporarily suspending the unfavourable decision and is currently awaiting the court's decision, on the basis of which Equinor's further legal steps in the case will be determined. Equinor's maximum exposure is estimated at approximately USD 135 million. Equinor is of the view that all applicable tax regulations have been applied in the case and that Equinor has a strong position. No amounts have consequently been provided for in the financial statements.

Suit for an annulment of Petrobras' sale of the interest in BM-S-8 to Equinor
In March 2017, an individual connected to the Union of Oil Workers of Sergipe (Sindipetro) filed a class action suit against Petrobras, Equinor, and ANP - the Brazilian Regulatory Agency - to seek annulment of Petrobras' sale of the interest and operatorship in BM-S-8 to Equinor, which was closed in November 2016 after approval by the partners and authorities. In February 2022, sentence in the annulment case was issued at the first instance level, and Equinor won on all merits. Equinor is expecting the case to be appealed and is currently evaluation next steps. At the end of 2021, the acquired interest remains in Equinor's balance sheet as intangible assets of the Exploration & Production International (E&P International) segment.

ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services)
In Brazil, the State of Rio de Janeiro in 2015 published a law whereby crude oil extraction would be subject to a 18% ICMS indirect tax, for which the Brazilian Industry Association challenged the law's constitutionality. In March 2021 the plenary of Brazil's Supreme Court declared the State of Rio de Janeiro's law to be unconstitutional, and the decision became final in May 2021. Following the Supreme Court's decision, Equinor evaluates the probability of any cash outflow in relation to the legal proceedings currently ongoing for the Roncador and Peregrino fields to be remote. The maximum exposure for Equinor is at year-end 2021 estimated at USD 460 million. As no

provisions have previously been made in the matter, the Brazilian Supreme Court's decision does not impact Equinor's Consolidated financial statements for the year 2021.

New Brazilian law creating uncertainty regarding certain tax incentives
In 2021, a law came into effect in Brazil in the State of Rio de Janeiro, requiring taxpayers that benefited from ICMS tax incentives (i.e. Repetro) to deposit 10% of the savings made from such benefits into a state fund. This law had slightly different features from a previous similar law effective in the period 2017 to 2020. Equinor is of the opinion that specific incentives so far relevant for the Roncador and Peregrino fields are not in scope of the new law, nor were they in scope of the previous one. State tax authorities in Rio de Janeiro may interpret the laws differently and require deposits to be paid with the addition of fines and interests. Several legal actions to oppose such developments have therefore been initiated by Equinor's peers and the Brazilian Petroleum and Gas Institute (IBP). So far, Equinor is party to two of the cases. At year-end 2021, the maximum exposure for Equinor in these various matters has been estimated to a total of USD 112 million, the main part of which will likely have to be deposited with the relevant authorities in 2022 to avoid losing ICMS tax incentives while litigation is ongoing. Equinor is of the opinion that the laws in question are unconstitutional, especially for Repetro incentives, and that this will be upheld in future legal proceedings. No amounts have consequently been provided for in the financial statements.

KKD oil sands partnership
Canadian tax authorities have issued a notice of reassessment for 2014 for Equinor's Canadian subsidiary which was party to Equinor's divestment of 40 % of the KKD Oil Sands partnership at that time. The reassessment, which has been appealed, adjusts the allocation of the proceeds of disposition of certain Canadian resource properties from the partnership. Maximum exposure is estimated to be approximately USD 397 million. The appeal process with the Canadian tax authorities, as well as any subsequent litigation that may become necessary, may take several years. No taxes will become payable until the matter has been finally settled. Equinor is of the view that all applicable tax regulations have been applied in the case and that Equinor has a strong position. No amounts have consequently been provided for in the financial statements.

Deviation notices and disputes with Norwegian tax authorities
In the fourth quarter of 2020, Equinor received a decision from the Norwegian tax authorities related to the capital structure of the subsidiary Equinor Service Center Belgium N.V. The decision concludes that the capital structure has to be based on the arm length's principle and the decision covers the fiscal years 2012 to 2016. Maximum exposure is estimated to be approximately USD 182 million, for which Equinor has received a claim that was settled in 2021. Equinor has brought the case to court and if Equinor's view prevails, the tax payment will be refunded. It continues to be Equinor's view that the group has a strong position, and at year-end 2021, no amounts have consequently been expensed in the financial statements.

Equinor has an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime. Based on Equinor's correspondence with the Norwegian tax authorities in the matter and the Petroleum Taxation Appeal Board's decision regarding some of the income years, the maximum exposure in this matter is estimated to approximately USD 206 million. Equinor has provided for its best estimate in the matter.

The Oil Taxation Office has challenged the internal pricing of certain products of natural gas liquids sold from Equinor Energy AS to Equinor ASA in the years 2011-2020. During 2021 there has been development is various elements of the case, where parts of the exposure are resolved, while for another element, a first-tier court decision ruled in Equinor's favour but has been appealed. Second level court proceedings are scheduled in June 2022. Other parts of the dispute remain outstanding. Where relevant, exposure for the period 2020–2021 has been added. Following these developments, which did not impact the Consolidated statement of income significantly, the maximum exposure regarding the gas liquid pricing remains at an estimated USD 100 million. Equinor has provided for its best estimate in the matter.

Other claims
During the normal course of its business, Equinor is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Consolidated financial statements for probable liabilities related to litigation and claims based on its best estimate. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings. Equinor is actively pursuing the above disputes through the contractual and legal means available in each case, but the timing of the ultimate resolutions and related cash flows, if any, cannot at present be determined with sufficient reliability.

Provisions related to claims other than those related to income tax are reflected within note 21 Provisions and other liabilities. Uncertain income tax related liabilities are reflected as current tax payables or deferred tax liabilities as appropriate, while uncertain tax assets are reflected as current or deferred tax assets.

25 Related parties

Transactions with the Norwegian State

The Norwegian State is the majority shareholder of Equinor and also holds major investments in other Norwegian companies. As of 31 December 2021, the Norwegian State had an ownership interest in Equinor of 67.0% (excluding Folketrygdfondet, the Norwegian national insurance fund, of 3.7%). This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. The Minister of Trade, Industry and Fisheries took over the constitutional responsibility for following-up of the Norwegian State`s ownership in Equinor with effect from 1 July 2021. The responsibility for the Norwegian State`s shareholding in Equinor has been transferred from the Ministry of Petroleum and Energy to the Ministry of Trade and Industry on 1 January 2022.

Total purchases of oil and natural gas liquids from the Norwegian State amounted to USD 9.572 billion, USD 5.108 billion and USD 7.505 billion in 2021, 2020 and 2019, respectively. Total purchases of natural gas regarding the Tjeldbergodden methanol plant from the Norwegian State amounted to USD 0.088 billion, USD 0.018 billion and USD 0.036 billion in 2021, 2020 and 2019, respectively. These purchases of oil and natural gas are recorded in Equinor ASA. In addition, Equinor ASA sells in its own name, but for the Norwegian State's account and risk, the Norwegian State's gas production. These transactions are presented net. For further information please see note 2 Significant accounting policies. The most significant items included in the line-item Payables to equity accounted associated companies and other related parties in note 22 Trade and other payables, are amounts payable to the Norwegian State for these purchases.

The line-item Prepayments and Financial Receivables includes USD 0.435 billion which represent a gross receivable from the Norwegian state under the Marketing Instruction in relation to the state's (SDFI) expected participation in the gas sales activities of a foreign subsidiary of Equinor. At year end 2020 the corresponding amount was USD 0.169 billion.

In July 2021 Equinor launched the first tranche of around USD 300 million of the new share buy-back programme, for 2021, totaling USD 600 million. For more details, please see note 18 Shareholder`s equity and dividends.

Other transactions

In relation to it ordinary business operations Equinor enters into contracts such as pipeline transport, gas storage and processing of petroleum products, with companies in which Equinor has ownership interests. Such transactions are included within the applicable captions in the Consolidated statement of income. Gassled and certain other infrastructure assets are operated by Gassco AS, which is an entity under common control by the Norwegian Ministry of Petroleum and Energy. Gassco's activities are performed on behalf of and for the risk and reward of pipeline and terminal owners, and capacity payments flow through Gassco to the respective owners. Equinor payments that flowed through Gassco in this respect amounted to USD 1.030 billion, USD 0.896 billion and USD 1.076 billion in 2021, 2020 and 2019, respectively. These payments are mainly recorded in Equinor ASA. The stated amounts represent Equinor's capacity payment net of Equinor's own ownership interests in Gassco operated infrastructure. In addition, Equinor ASA manages, in its own name, but for the Norwegian State's account and risk, the Norwegian State's share of the Gassco costs. These transactions are presented net.

Equinor has had transactions with other associated companies and joint ventures in relation to its ordinary business operations, for which amounts have not been disclosed due to materiality.

Equinor leases two office buildings, located in Bergen and Harstad, owned by Equinor's pension fund ("Equinor Pensjon"). The lease contracts extend to the years 2034 and 2037 and Equinor ASA has recognised lease liabilities of USD 284 million related to these contracts.

Related party transactions with management are presented in note 7 Remuneration.

26 Financial instruments: fair value measurement and sensitivity analysis of market risk

Financial instruments by category
The following tables present Equinor's classes of financial instruments and their carrying amounts by the categories as they are defined in IFRS 9 Financial Instruments: Classification and Measurement. For financial investments, the difference between measurement as defined by IFRS 9 categories and measurement at fair value is immaterial. For trade and other receivables and payables, and cash and cash equivalents, the carrying amounts are considered a reasonable approximation of fair value. See note 19 Finance debt for fair value information of non-current bonds and bank loans.

See note 2 Significant accounting policies for further information regarding measurement of fair values.

At 31 December 2021 (in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount
Assets					
Non-current derivative financial instruments			1,265		1,265
Non-current financial investments	14	253	3,093		3,346
Prepayments and financial receivables	14	707		380	1,087
Trade and other receivables	16	17,192		736	17,927
Current derivative financial instruments			5,131		5,131
Current financial investments	14	20,946	300		21,246
Cash and cash equivalents	17	11,412	2,714		14,126
Total financial assets		50,510	12,503	1,116	64,128

At 31 December 2020 (in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount
Assets					
Non-current derivative financial instruments			2,476		2,476
Non-current financial investments	14	261	3,822		4,083
Prepayments and financial receivables[1]	14	465		396	861
Trade and other receivables	16	7,418		814	8,232
Current derivative financial instruments			886		886
Current financial investments	14	11,649	216		11,865
Cash and cash equivalents	17	6,264	492		6,757
Total financial assets		26,057	7,892	1,210	35,159

1) The categories Amortised cost and Non-financial assets has been reclassified under Prepayments and financial receivables, due to an incorrect classification of USD 32 million in 2020.

At 31 December 2021 (in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
Liabilities					
Non-current finance debt	19	27,404			27,404
Non-current derivative financial instruments			767		767
Trade, other payables and provisions	22	12,350		1,960	14,310
Current finance debt	19	5,273			5,273
Dividend payable		582			582
Current derivative financial instruments			4,609		4,609
Total financial liabilities		45,609	5,376	1,960	52,945

At 31 December 2020 (in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
Liabilities					
Non-current finance debt	19	29,118			29,118
Non-current derivative financial instruments			676		676
Trade, other payables and provisions	22	7,736		2,774	10,510
Current finance debt	19	4,591			4,591
Dividend payable		357			357
Current derivative financial instruments			1,710		1,710
Total financial liabilities		41,802	2,386	2,774	46,961

Fair value hierarchy

The following table summarises each class of financial instruments which are recognised in the Consolidated balance sheet at fair value, split by Equinor's basis for fair value measurement.

(in USD million)	Non-current financial investments	Non-current derivative financial instruments - assets	Current financial investments	Current derivative financial instruments - assets	Cash equivalents	Non-current derivative financial instruments - liabilities	Current derivative financial instruments - liabilities	Net fair value
At 31 December 2021								
Level 1	860	0	-	949		0	(69)	1,740
Level 2	1,840	884	300	4,108	2,714	(762)	(4,539)	4,545
Level 3	393	380		74		(4)		843
Total fair value	3,093	1,265	300	5,131	2,714	(767)	(4,609)	7,127
At 31 December 2020								
Level 1	1,379	-	66	419		-	(432)	1,432
Level 2	2,135	2,146	150	443	492	(671)	(1,277)	3,418
Level 3	308	330		24		(5)		657
Total fair value	3,822	2,476	216	886	492	(676)	(1,710)	5,505

Level 1, fair value based on prices quoted in an active market for identical assets or liabilities, includes financial instruments actively traded and for which the values recognised in the Consolidated balance sheet are determined based on observable prices on identical instruments. For Equinor this category will, in most cases, only be relevant for investments in listed equity securities and government bonds.

Level 2, fair value based on inputs other than quoted prices included within level 1, which are derived from observable market transactions, includes Equinor's non-standardised contracts for which fair values are determined on the basis of price inputs from observable market transactions. This will typically be when Equinor uses forward prices on crude oil, natural gas, interest rates and foreign currency exchange rates as inputs to the valuation models to determine the fair value of it derivative financial instruments.

Level 3, fair value based on unobservable inputs, includes financial instruments for which fair values are determined on the basis of input and assumptions that are not from observable market transactions. The fair values presented in this category are mainly based on internal assumptions. The internal assumptions are only used in the absence of quoted prices from an active market or other observable price inputs for the financial instruments subject to the valuation.

The fair value of certain earn-out agreements and embedded derivative contracts are determined by the use of valuation techniques with price inputs from observable market transactions as well as internally generated price assumptions and volume profiles. The discount rate used in the valuation is a risk-free rate based on the applicable currency and time horizon of the underlying cash flows adjusted for a credit premium to reflect either Equinor's credit premium, if the value is a liability, or an estimated counterparty credit premium if the value is an asset. In addition, a risk premium for risk elements not adjusted for in the cash flow may be included when applicable. The fair values of these derivative financial instruments have been classified in their entirety in the third category within current derivative financial instruments and non-current derivative financial instruments. Another reasonable assumption, that could have been applied when determining the fair value of these contracts, would be to extrapolate the last relevant forward prices with inflation. If Equinor had applied this assumption, the fair value of the contracts included would have increased by approximately USD 0.4 billion at end of 2021, while at end of 2020 the impact was approximately USD 0.1 billion.

The reconciliation of the changes in fair value during 2021 and 2020 for financial instruments classified as level 3 in the hierarchy is presented in the following table.

(in USD million)	Non-current financial investments	Non-current derivative financial instruments - assets	Current derivative financial instruments - assets	Non-current derivative financial instruments - liabilities	Total amount
Opening at 1 January 2021	308	330	24	(5)	657
Total gains and losses recognised in statement of income	(23)	58	72	1	108
Purchases	119				119
Settlement	(7)		(20)		(27)
Transfer out of level 3	-				-
Foreign currency translation effects	(3)	(8)	(2)		(13)
Closing at 31 December 2021	394	380	74	(4)	844
Opening at 1 January 2020	277	219	33	(19)	510
Total gains and losses recognised in statement of income	(29)	106	19	14	109
Purchases	64				64
Settlement	(8)		(28)		(36)
Transfer to level 1	1				1
Foreign currency translation effects	4	5	-		9
Closing at 31 December 2020	308	330	24	(5)	657

During 2021 the financial instruments within level 3 have had a net increase in fair value of USD 187 million whereof non-current financial investments contributed with USD 86 million. The USD 108 million recognised in the Consolidated statement of income during 2021 are mainly related to changes in fair value of certain earn-out agreements where USD 20 million included in the opening balance for 2021 has been fully realised as the underlying volumes have been delivered during 2021.

Sensitivity analysis of market risk

Commodity price risk
The table below contains the commodity price risk sensitivities of Equinor's commodity based derivatives contracts. For further information related to the type of commodity risks and how Equinor manages these risks, see note 6 Financial risk and capital management.

Equinor's assets and liabilities resulting from commodity based derivatives contracts consist of both exchange traded and non-exchange traded instruments, including embedded derivatives that have been bifurcated and recognised at fair value in the Consolidated balance sheet.

Price risk sensitivities at the end of 2021 and 2020 at 30% are assumed to represent a reasonably possible change based on the duration of the derivatives. Since none of the derivative financial instruments included in the table below are part of hedging relationships, any changes in the fair value would be recognised in the Consolidated statement of income.

Commodity price sensitivity	At 31 December			
	2021		2020	
(in USD million)	- 30%	+ 30%	- 30%	+ 30%
Crude oil and refined products net gains/(losses)	735	(735)	1,025	(1,025)
Natural gas, electricity and CO2 net gains/(losses)	227	(141)	184	(94)

Currency risk
The following currency risk sensitivity has been calculated, by assuming an 10% reasonable possible change in the most relevant foreign currency exchange rates that impact Equinor's financial accounts, based on balances at 31 December 2021. As of 31 December 2020, a change of 8% in the most relevant foreign currency exchange rates were viewed as a reasonable possible change. With reference to table below, an increase in the foreign currency exchange rates means that the disclosed currency has strengthened in value against all other currencies. The estimated gains and the estimated losses following from a change in the foreign currency exchange rates would impact the Consolidated statement of income. For further information related to the currency risk and how Equinor manages these risks, see note 6 Financial risk and capital management.

Currency risk sensitivity	At 31 December			
	2021		2020	
(in USD million)	- 10 %	+ 10%	- 8 %	+ 8%
USD net gains/(losses)	(1,789)	1,789	(319)	319
NOK net gains/(losses)	2,144	(2,144)	322	(322)

Interest rate risk
The following interest rate risk sensitivity has been calculated by assuming a change of 0.8 percentage points as a reasonable possible change in interest rates at the end of 2021. In 2020, a change of 0.6 percentage points in interest rates was viewed as a reasonable possible change. A decrease in interest rates will have an estimated positive impact on net financial items in the Consolidated statement of income, while an increase in interest rates has an estimated negative impact on net financial items in the Consolidated statement of income. For further information related to the interest risks and how Equinor manages these risks, see note 6 Financial risk and capital management.

Interest risk sensitivity	At 31 December			
	2021		2020	
(in USD million)	- 0.8 percentage points	+ 0.8 percentage points	- 0.6 percentage points	+ 0.6 percentage points
Positive/(negative) impact on net financial items	448	(448)	516	(516)

Equity price risk
The following equity price risk sensitivity has been calculated, by assuming a 35% reasonable possible change in equity prices that impact Equinor's financial accounts, based on balances at 31 December 2021. Also at 31 December 2020, a change of 35% in equity prices were viewed as a reasonable possible change. The estimated gains and the estimated losses following from a change in equity prices would impact the Consolidated statement of income. For further information related to the equity price risk and how Equinor manages these risks, see note 6 Financial risk and capital management.

Equity price sensitivity	At 31 December			
	2021		2020	
(in USD million)	- 35%	+ 35%	- 35%	+ 35%
Net gains/(losses)	(534)	534	(684)	684

27 Subsequent events

Equinor has certain investments in Russia. On 28 February 2022, Equinor announced it has decided to stop new investments into Russia and start the process of exiting Equinor's joint arrangements in Russia following Russia's invasion of Ukraine. At the end of 2021, Equinor had USD 1.2 billion in non-current assets in Russia within the E&P International segment. Equinor has reported net proved reserves of 88 million boe related to investments in Russia as at 31 December 2021 and an entitlement production in 2021 of 21.6 mboe/d. Equinor expects that the process of exiting the joint arrangements in Russia will result in impairments.

4.2 Supplementary oil and gas information (unaudited)

In accordance with the US Financial Accounting Standards Board Accounting Standards Codification "Extractive Activities - Oil and Gas" (Topic 932), Equinor is reporting certain supplemental disclosures about oil and gas exploration and production operations. While this information is developed with reasonable care and disclosed in good faith, it is emphasised that some of the data is necessarily imprecise and represents only approximate amounts because of the subjective judgement involved in developing such information. Accordingly, this information may not necessarily represent the present financial condition of Equinor or its expected future results.

For further information regarding the reserves estimation requirement, see note 2 Significant accounting policies - Estimation uncertainty regarding determining oil and gas reserves and Estimation uncertainty; Proved oil and gas reserves.

The effective date of the recently announced agreement to divest our interests in the Corrib field in Ireland is 1 January 2022. This will result in an estimated reduction in proved reserves of 13 million boe at year-end 2022.

Equinor's intention to exit its business activities in Russia is expected to reduce the net proved reserves in Eurasia excluding Norway by 88 million boe. No other events have occurred since 31 December 2021 that would result in a significant change in the estimated proved reserves or other figures reported as of that date.

For information related to the Agbami redetermination process and the dispute between the Nigerian National Petroleum Corporation and the partners in Oil Mining Lease (OML) 128 concerning certain terms of the OML 128 Production Sharing Contract (PSC), see note 24 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements. The effect of the re-determination on proved reserves, which is estimated to be immaterial, is not yet included.

Proved oil and gas reserves
Equinor's proved oil and gas reserves have been estimated by its qualified professionals in accordance with industry standards under the requirements of the US Securities and Exchange Commission (SEC), Rule 4-10 of Regulation S-X. Statements of reserves are forward-looking statements. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

The determination of these reserves is part of an ongoing process subject to continual revision as additional information becomes available. Estimates of proved reserve quantities are dynamic and change over time as new information becomes available. Moreover, identified reserves and contingent resources that may become proved in the future are excluded from the calculations.

Equinor's proved reserves are recognised under various forms of contractual agreements, including production sharing agreements (PSAs) where Equinor's share of reserves can vary due to commodity prices or other factors. Reserves from agreements such as PSAs are based on the volumes to which Equinor has access (cost oil and profit oil), limited to available market access. At 31 December 2021, 6% of total proved reserves were related to such agreements, representing 11% of the oil, condensate and NGL reserves and 1% of the gas reserves. This compares with 5% of total proved reserves for both 2020 and 2019. Net entitlement oil and gas production from fields with such agreements was 49 million boe during 2021, compared to 59 million boe for 2020 and 68 million boe for 2019. Equinor participates in such agreements in Algeria, Angola, Azerbaijan, Brazil, Libya, Nigeria and Russia[1].

Equinor is recording, as proved reserves, volumes equivalent to our tax liabilities under negotiated fiscal arrangements (PSAs) where the tax is paid on behalf of Equinor. Reserves are net of royalty volumes in the US and net of royalty paid in-kind in PSA fields. Proved reserves does not include quantities consumed during production.

Rule 4-10 of Regulation S-X requires that the estimation of reserves is based on existing economic conditions, including a 12-month average price determined as an unweighted arithmetic average of the first-of-the month price for each month within the reporting period, unless prices are defined by contractual arrangements. Volume weighted average prices for the total Equinor portfolio, and the Brent blend price, is presented in the following table:

	Brent blend (USD/boe)	Oil (USD/boe)	Condensate (USD/boe)	NGL (USD/boe)	Natural gas (USD/mmbtu)
			Volume weighted average prices at 31 December		
2021	69.22	67.61	65.02	47.17	11.89
2020	41.26	40.60	33.99	23.72	3.18
2019	63.04	60.04	55.37	29.96	5.12

The increase in commodity prices affected the profitable reserves to be recovered from accumulations, resulting in higher proved reserves. The positive revisions due to price are in general a result of later economic cut-off. For fields with a production-sharing type of agreement this is to some degree offset by lower entitlement to the reserves. These changes are all included in the revision category in the tables below, giving a net increase of Equinor's proved reserves at year-end.

From the Norwegian continental shelf (NCS), Equinor is responsible for managing, transporting and selling the Norwegian State's oil and gas on behalf of the Norwegian State's direct financial interest (SDFI). These reserves are sold in conjunction with the Equinor reserves. As part of this arrangement, Equinor delivers and sells gas to customers in accordance with various types of sales contracts on behalf of the SDFI. In order to fulfil the commitments, Equinor utilises a field supply schedule which provides the highest possible total value for the joint portfolio of oil and gas between Equinor and the SDFI.

Equinor and the SDFI receive income from the joint natural gas sales portfolio based upon their respective share in the supplied volumes. For sales of the SDFI natural gas, to Equinor and to third parties, the payment to the Norwegian State is based on achieved prices, a net back formula calculated price or market value. All of the Norwegian State's oil and NGL is acquired by Equinor. The price Equinor pays to the SDFI for the crude oil is based on market reflective prices. The prices for NGL are either based on achieved prices, market value or market reflective prices.

The regulations of the owner's instruction, as described above, may be changed or withdrawn by the Equinor ASA's general meeting. Due to this uncertainty and the Norwegian State's estimate of proved reserves not being available to Equinor, it is not possible to determine the total quantities to be purchased by Equinor under the owner's instruction.

Topic 932 requires the presentation of reserves and certain other supplemental oil and gas disclosures by geographic area, defined as country or continent containing 15% or more of total proved reserves. At 31 December 2021, Norway is the only country in this category, with 71% of the total proved reserves. Since the USA contained 16% of the proved reserves at the beginning of 2017, management has determined that the most meaningful presentation of geographical areas also in 2021 would be Norway, US, and the continents of Eurasia excluding Norway, Africa, and Americas excluding USA.

Proved reserves movements 2021

Norway
The increase of 465 million boe in revisions and improved recovery in Norway is the combined effect of positive revisions following increased certainty in the ultimate recovery at many fields, prolonged economic lifetime at several fields due to the increased commodity prices, and decisions to install low pressure production facilities increasing the future recovery at the Oseberg and Ormen Lange fields.

Eurasia excluding Norway
The net decrease of 16 million boe in equity accounted assets in the revisions and improved recovery category is related to proved reserves in Russia[23], where negative revisions of 35 million boe due to reduced production potential in some areas was partially offset by positive revisions based on increased certainty in the expected ultimate recovery in other areas.

USA
The increase of 78 million boe in revisions and improved recovery is the combined effect of positive revisions following increased certainty in the ultimate recovery, and prolonged economic lifetime at several fields mainly due to the increase in commodity prices. Sale of petroleum in place of 89 million boe is a result of the divestment of our interests in the Bakken assets which was completed in 2021.

Americas excluding USA
The increase of 62 million boe in revisions and improved recovery are mainly related to proved reserves in Brazil and is the combined effect of positive revisions following increased certainty in the ultimate recovery, and prolonged economic lifetime due to the increased commodity prices. The increase of 210 million boe in extensions and discoveries is the result of sanctioning of the Bacalhau development in Brazil, and the 14 million boe of equity accounted additions in the same category represent drilling of new wells in previously unproven areas at the Bandurria Sur development in Argentina.

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[23] Equinor's intention to exit its business activities in Russia is expected to reduce the net proved reserves in Eurasia excluding Norway by 88 million boe. See note 27 Subsequent events to the Consolidated financial statements.

Proved reserves movements 2020

Africa

The net increase of 40 mill boe in revision and improved recovery was mainly due to positive revisions on several fields with production sharing agreements in Angola, Algeria, Nigeria and Libya.

USA

The net decrease of 118 million boe in revisions and improved recovery included a negative revision of 110 million boe related to our onshore developments. This was mainly due to reduced activity levels as well as shorter economic field lifetime caused by reduced oil and gas prices. The reduced prices have also affected some of our Gulf of Mexico fields negatively. The increase of 101 million boe in extension and discoveries was the result of new wells drilled in previously unproven areas in our onshore developments.

Americas excl USA

The net decrease of 55 million boe in revisions and improved recovery was mainly due to shorter economic lifetime for fields in Brazil caused by the reduced oil prices. The equity accounted increase of 6 million boe in purchase of reserves-in-place is in Argentina.

Proved reserves movements 2019

Norway

The decrease of 66 million boe (equity accounted) was due to a divestment of a 16% shareholding in Lundin after which Equinor no longer carried any equity accounted proved reserves in Norway in 2019.

Eurasia excl Norway

The net increase of 52 million boe in revisions and improved recovery was mainly related to positive revisions on fields in the UK but did also include some additional volumes from an increased recovery project in Azerbaijan. The increase of 110 million boe in extensions and discoveries (equity accounted) was in Russia[24] where a new development project was sanctioned.

Africa

The net increase of 25 million boe in revisions and improved recovery was mainly due to positive revisions on several fields with production sharing agreements in Algeria and Angola.

USA

The increase of 126 mill boe in extensions and discoveries was due to continued drilling of new wells in previously undrilled areas in our onshore developments.

Changes to the proved reserves in 2021 are also described by each geographic area in section 2.10 Operational performance, Proved oil and gas reserves. Development of the proved undeveloped reserves is described in section 2.10 Operational performance, Development of reserves.

The following tables reflect the estimated proved reserves of oil and gas at 31 December 2018 through 20201 and the changes therein.

---

[24] Equinor's intention to exit its business activities in Russia is expected to reduce the net proved reserves in Eurasia excluding Norway by 88 million boe. See note 27 Subsequent event to the Consolidated financial statements.

Net proved oil and condensate reserves (in million boe)	Consolidated companies						Equity accounted				Total
	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Subtotal	Norway	Eurasia excluding Norway	Americas excluding USA	Subtotal	
At 31 December 2018	1,458	124	165	371	378	2,496	62	–	–	62	**2,558**
Revisions and improved recovery	113	50	19	35	27	244	3	(0)	–	3	**247**
Extensions and discoveries	5	3	–	25	–	33	–	57	–	57	**91**
Purchase of reserves-in-place	41	–	–	18	–	59	–	–	–	–	**59**
Sales of reserves-in-place	(4)	–	–	(13)	–	(17)	(62)	–	–	(62)	**(80)**
Production	(151)	(9)	(47)	(54)	(36)	(296)	(3)	(1)	–	(4)	**(300)**
At 31 December 2019	1,463	168	137	383	369	2,518	–	56	–	56	**2,575**
Revisions and improved recovery	32	(12)	33	(55)	(57)	(58)	–	(5)	–	(5)	**(63)**
Extensions and discoveries	27	2	–	7	–	36	–	0	–	0	**36**
Purchase of reserves-in-place	–	–	–	–	–	–	–	–	5	5	**5**
Sales of reserves-in-place	–	–	–	–	–	–	–	–	–	–	**-**
Production	(193)	(15)	(39)	(48)	(25)	(320)	–	(1)	(1)	(2)	**(322)**
At 31 December 2020	1,329	143	131	287	287	2,177	–	50	5	55	**2,232**
Revisions and improved recovery	153	(15)	18	23	61	240	–	17	0	17	**257**
Extensions and discoveries	14	0	–	1	210	225	–	2	12	14	**239**
Purchase of reserves-in-place	–	–	–	–	–	–	–	–	–	–	**-**
Sales of reserves-in-place	–	–	–	(57)	(6)	(63)	–	–	–	–	**(63)**
Production	(200)	(15)	(32)	(37)	(19)	(303)	–	(5)	(2)	(7)	**(310)**
At 31 December 2021	1,296	114	116	217	533	2,276	–	64	15	79	**2,355**
Proved developed oil and condensate reserves											
At 31 December 2018	493	46	152	279	247	1,216	0	–	–	0	**1,216**
At 31 December 2019	691	44	124	278	254	1,392	–	5	–	5	**1,396**
At 31 December 2020	654	54	110	217	202	1,237	–	8	5	13	**1,249**
At 31 December 2021	702	47	104	161	205	1,218	–	22	10	31	**1,249**
Proved undeveloped oil and condensate reserves											
At 31 December 2018	966	78	13	91	131	1,279	62	–	–	62	**1,342**
At 31 December 2019	772	123	13	104	115	1,127	–	52	–	52	**1,178**
At 31 December 2020	676	88	21	70	86	940	–	42	0	42	**982**
At 31 December 2021	594	67	13	56	328	1,058	–	42	5	47	**1,105**

| Net proved NGL reserves (in million boe) | Consolidated companies | | | | | | Equity accounted | | | | Total |
	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Subtotal	Norway	Eurasia excluding Norway	Americas excluding USA	Subtotal	
At 31 December 2018	286	-	21	85	-	392	1	-	-	1	**393**
Revisions and improved recovery	5	-	0	(2)	-	3	-	-	-	-	**3**
Extensions and discoveries	1	-	-	11	-	12	-	-	-	-	**12**
Purchase of reserves-in-place	4	-	-	1	-	5	-	-	-	-	**5**
Sales of reserves-in-place	(1)	-	-	(18)	-	(18)	(1)	-	-	(1)	**(20)**
Production	(41)	-	(3)	(12)	-	(57)	-	-	-	-	**(57)**
At 31 December 2019	254	-	18	65	-	337	-	-	-	-	**337**
Revisions and improved recovery	(7)	0	2	(8)	-	(13)	-	-	-	-	**(13)**
Extensions and discoveries	0	-	-	7	-	8	-	-	-	-	**8**
Purchase of reserves-in-place	-	-	-	-	-	-	-	-	-	-	**-**
Sales of reserves-in-place	-	-	-	-	-	-	-	-	-	-	**-**
Production	(40)	(0)	(3)	(11)	-	(54)	-	-	-	-	**(54)**
At 31 December 2020	208	0	17	53	-	278	-	-	-	-	**278**
Revisions and improved recovery	31	0	(1)	14	-	44	-	-	-	-	**44**
Extensions and discoveries	1	-	-	4	-	5	-	-	-	-	**5**
Purchase of reserves-in-place	-	-	-	-	-	-	-	-	-	-	**-**
Sales of reserves-in-place	-	-	-	(17)	-	(17)	-	-	-	-	**(17)**
Production	(38)	(0)	(3)	(9)	-	(49)	-	-	-	-	**(49)**
At 31 December 2021	202	0	14	45	-	261	-	-	-	-	**261**
Proved developed NGL reserves											
At 31 December 2018	192	-	18	68	-	277	0	-	-	0	**277**
At 31 December 2019	175	-	15	49	-	240	-	-	-	-	**240**
At 31 December 2020	141	0	15	47	-	204	-	-	-	-	**204**
At 31 December 2021	160	0	12	37	-	209	-	-	-	-	**209**
Proved undeveloped NGL reserves											
At 31 December 2018	94	-	3	18	-	115	1	-	-	1	**116**
At 31 December 2019	78	-	3	16	-	97	-	-	-	-	**97**
At 31 December 2020	66	(0)	2	6	-	74	-	-	-	-	**74**
At 31 December 2021	42	-	2	8	-	52	-	-	-	-	**52**

Net proved gas reserves (in billion cf)	Consolidated companies						Equity accounted				Total
	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Subtotal	Norway	Eurasia excluding Norway	Americas excluding USA	Subtotal	
At 31 December 2018	15,290	134	266	2,373	20	18,084	10	–	–	10	**18,094**
Revisions and improved recovery	432	8	31	(39)	(3)	429	2	1	–	3	**432**
Extensions and discoveries	36	–	–	506	–	542	–	298	–	298	**840**
Purchase of reserves-in-place	37	–	–	11	–	48	–	–	–	–	**48**
Sales of reserves-in-place	(18)	–	–	(118)	–	(135)	(10)	–	–	(10)	**(145)**
Production	(1,447)	(31)	(57)	(363)	(9)	(1,907)	(2)	(4)	–	(6)	**(1,913)**
At 31 December 2019	14,330	111	241	2,371	8	17,060	–	295	–	295	**17,355**
Revisions and improved recovery	(195)	(36)	29	(311)	8	(505)	–	(28)	–	(28)	**(534)**
Extensions and discoveries	4	–	–	485	–	488	–	–	–	–	**488**
Purchase of reserves-in-place	–	–	–	–	–	–	–	–	4	4	**4**
Sales of reserves-in-place	–	–	–	–	–	–	–	–	–	–	**-**
Production	(1,425)	(26)	(42)	(373)	(9)	(1,874)	–	(3)	(1)	(3)	**(1,878)**
At 31 December 2020	12,714	49	227	2,171	7	15,169	–	264	3	267	**15,436**
Revisions and improved recovery	1,576	46	(23)	231	7	1,837	–	(183)	1	(182)	**1,656**
Extensions and discoveries	23	–	–	313	–	337	–	–	11	11	**348**
Purchase of reserves-in-place	–	–	–	–	–	–	–	–	–	–	**-**
Sales of reserves-in-place	–	–	–	(87)	–	(87)	–	–	–	–	**(87)**
Production	(1,500)	(20)	(41)	(396)	(8)	(1,966)	–	(3)	(1)	(5)	**(1,971)**
At 31 December 2021	12,813	75	163	2,233	6	15,289	–	78	14	92	**15,381**
Proved developed gas reserves											
At 31 December 2018	10,459	111	240	1,740	20	12,569	0	–	–	0	**12,570**
At 31 December 2019	9,417	111	217	1,645	8	11,398	–	67	–	67	**11,465**
At 31 December 2020	7,863	49	199	1,681	7	9,799	–	123	3	126	**9,926**
At 31 December 2021	11,145	75	145	1,845	5	13,217	–	19	9	28	**13,244**
Proved undeveloped gas reserves											
At 31 December 2018	4,831	24	26	634	–	5,514	10	–	–	10	**5,524**
At 31 December 2019	4,912	0	23	726	–	5,662	–	228	–	228	**5,889**
At 31 December 2020	4,851	0	28	490	–	5,369	–	141	0	141	**5,510**
At 31 December 2021	1,667	–	17	387	0	2,072	–	59	5	64	**2,136**

Net proved reserves (in million boe)	Consolidated companies						Equity accounted				Total
	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Subtotal	Norway	Eurasia excluding Norway	Americas excluding USA	Subtotal	
At 31 December 2018	4,468	148	233	879	382	6,110	66	–	–	66	**6,175**
Revisions and improved recovery	195	52	25	26	26	324	3	(0)	–	3	**327**
Extensions and discoveries	13	3	–	126	–	142	–	110	–	110	**253**
Purchase of reserves-in-place	51	–	–	21	–	72	–	–	–	–	**72**
Sales of reserves-in-place	(8)	–	–	(51)	–	(59)	(66)	–	–	(66)	**(125)**
Production	(450)	(15)	(60)	(131)	(38)	(693)	(3)	(1)	–	(5)	**(698)**
At 31 December 2019	4,270	187	198	870	370	5,895	–	109	–	109	**6,004**
Revisions and improved recovery	(9)	(18)	40	(118)	(55)	(161)	–	(10)	–	(10)	**(171)**
Extensions and discoveries	28	2	–	101	–	131	–	0	–	0	**131**
Purchase of reserves-in-place	–	–	–	–	–	–	–	–	6	6	**6**
Sales of reserves-in-place	–	–	–	–	–	–	–	–	–	–	**–**
Production	(486)	(20)	(49)	(126)	(26)	(708)	–	(2)	(1)	(3)	**(710)**
At 31 December 2020	3,802	151	189	727	289	5,158	–	97	5	102	**5,260**
Revisions and improved recovery	465	(6)	13	78	62	611	–	(16)	1	(15)	**596**
Extensions and discoveries	19	0	–	61	210	290	–	2	14	16	**306**
Purchase of reserves-in-place	–	–	–	–	–	–	–	–	–	–	**–**
Sales of reserves-in-place	–	–	–	(89)	(6)	(96)	–	–	–	–	**(96)**
Production	(505)	(18)	(42)	(117)	(20)	(703)	–	(6)	(2)	(8)	**(710)**
At 31 December 2021	3,781	127	159	660	534	5,261	–	77	18	95	**5,356**
Proved developed reserves											
At 31 December 2018	2,548	66	212	657	250	3,733	0	–	–	0	**3,733**
At 31 December 2019	2,544	64	178	621	255	3,663	–	17	–	17	**3,679**
At 31 December 2020	2,196	63	161	564	203	3,187	–	30	5	35	**3,222**
At 31 December 2021	2,847	60	141	527	206	3,782	–	25	12	36	**3,818**
Proved undeveloped reserves											
At 31 December 2018	1,920	82	21	222	131	2,377	65	–	–	65	**2,442**
At 31 December 2019	1,725	123	20	250	115	2,233	–	92	–	92	**2,325**
At 31 December 2020	1,606	88	28	163	86	1,971	–	67	0	67	**2,038**
At 31 December 2021	934	67	18	133	328	1,479	–	53	6	59	**1,538**

The conversion rates used are 1 standard cubic meter = 35.3 standard cubic feet, 1 standard cubic meter oil equivalent = 6.29 barrels of oil equivalent (boe) and 1,000 standard cubic meter gas = 1 standard cubic meter oil equivalent.

Capitalised cost related to oil and gas producing activities

Consolidated companies

(in USD million)	2021	2020	At 31 December 2019
Unproved properties	7,077	9,034	**11,304**
Proved properties, wells, plants and other equipment	193,918	194,655[1]	**190,101**[1]
Total capitalised cost	200,994	203,690	**201,405**
Accumulated depreciation, impairment and amortisation	(139,890)	(136,524)	**(129,383)**
Net capitalised cost	61,104	67,165	**72,022**

1) Restated 2020 and 2019. For more information see note 21, Provisions and other liabilities.
   The effect of the restatement is an increase of USD 2.615 billion in 2020 and USD 1.676 billion in 2019

Net capitalised cost related to equity accounted investments as of 31 December 2021 was USD 900 million, USD 450 million in 2020 and USD 385 million in 2019. The reported figures are based on capitalised costs within the upstream segments in Equinor, in line with the description below for result of operations for oil and gas producing activities.

Expenditures incurred in oil and gas property acquisition, exploration and development activities

These expenditures include both amounts capitalised and expensed.

Consolidated companies

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
Full year 2021						
Exploration expenditures	522	61	5	139	299	**1,026**
Development costs	4,732	322	256	605	977	**6,892**
Acquired proved properties	3	5	0	0	0	**8**
Acquired unproved properties	6	9	1	24	(3)	**37**
Total	5,263	397	262	768	1,273	**7,963**
Full year 2020						
Exploration expenditures	470	197	81	215	409	**1,372**
Development costs	4,466	436	279	983	565	**6,729**
Acquired proved properties	0	0	36	7	0	**43**
Acquired unproved properties	0	41	2	1	24	**68**
Total	4,936	674	398	1,206	998	**8,212**
Full year 2019						
Exploration expenditures	617	381	72	153	362	**1,585**
Development costs	4,955	679	350	1,947	601	**8,532**
Acquired proved properties	1,129	0	0	845	0	**1,974**
Acquired unproved properties	10	338	0	133	427	**908**
Total	6,711	1,398	422	3,078	1,390	**12,999**

Expenditures incurred in exploration and development activities related to equity accounted investments was USD 233 million in 2021, USD 71 million in 2020 and USD 166 million in 2019.

Results of operation for oil and gas producing activities
As required by Topic 932, the revenues and expenses included in the following table reflect only those relating to the oil and gas producing operations of Equinor.

The results of operations for oil and gas producing activities are included in the two upstream reporting segments Exploration & Production Norway (E&P Norway) and Exploration & Production International (E&P International) as presented in note 4 Segments within the Consolidated financial statements. Production cost is based on operating expenses related to production of oil and gas. From the operating expenses certain expenses such as; transportation costs, accruals for over/underlift position and royalty payments costs are excluded. These expenses and mainly upstream business administration are included as other expenses in the tables below. Other revenues mainly consist of gains and losses from sales of oil and gas interests and gains and losses from commodity-based derivatives within the upstream segments.

Income tax expense is calculated on the basis of statutory tax rates adjusted for uplift and tax credits. No deductions are made for interest or other elements not included in the table below.

Consolidated companies

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
Full year 2021						
Sales	97	476	638	207	16	**1,434**
Transfers	38,578	960	2,021	3,712	1,249	**46,520**
Other revenues	711	(14)	0	221	14	**932**
Total revenues	39,386	1,422	2,659	4,140	1,279	**48,886**
Exploration expenses	(363)	(108)	23	(211)	(362)	**(1,021)**
Production costs	(2,600)	(196)	(497)	(397)	(378)	**(4,068)**
Depreciation, amortisation and net impairment losses	(4,900)	(2,462)	(444)	(1,734)	(416)	**(9,956)**
Other expenses	(1,052)	(140)	53	(674)	(292)	**(2,105)**
Total costs	(8,915)	(2,906)	(865)	(3,016)	(1,448)	**(17,150)**
Results of operations before tax	30,471	(1,484)	1,794	1,124	(169)	**31,736**
Tax expense	(22,887)	835	(652)	(14)	(201)	**(22,919)**
Results of operations	7,585	(649)	1,142	1,110	(370)	**8,817**
Net income/(loss) from equity accounted investments	0	176	0	0	39	**215**

Consolidated companies

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
Full year 2020						
Sales	76	189	240	218	5	**728**
Transfers	11,778	652	1,621	2,181	910	**17,142**
Other revenues	165	14	0	216	5	**400**
Total revenues	12,019	855	1,861	2,615	920	**18,270**
Exploration expenses	(423)	(295)	(1,034)	(1,000)	(739)	**(3,491)**
Production costs	(2,048)	(192)	(440)	(563)	(376)	**(3,619)**
Depreciation, amortisation and net impairment losses	(5,727)	(2,081)	(737)	(3,827)	(713)	**(13,085)**
Other expenses	(688)	(150)	(56)	(753)	(220)	**(1,867)**
Total costs	(8,886)	(2,718)	(2,267)	(6,143)	(2,048)	**(22,062)**
Results of operations before tax	3,133	(1,863)	(406)	(3,528)	(1,128)	**(3,792)**
Tax expense	(1,429)	718	(168)	(30)	(252)	**(1,159)**
Results of operations	1,704	(1,145)	(574)	(3,558)	(1,380)	**(4,951)**
Net income/(loss) from equity accounted investments	0	(136)	0	0	(10)	**(146)**

Consolidated companies

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
Full year 2019						
Sales	15	243	555	302	853	**1,968**
Transfers	17,754	562	2,666	3,732	1,139	**25,853**
Other revenues	1,151	27	2	199	51	**1,430**
Total revenues	18,920	832	3,223	4,233	2,043	**29,251**
Exploration expenses	(478)	(394)	(43)	(724)	(225)	**(1,864)**
Production costs	(2,297)	(163)	(519)	(658)	(413)	**(4,050)**
Depreciation, amortisation and net impairment losses	(5,617)	(517)	(1,032)	(4,140)	(771)	**(12,077)**
Other expenses	(895)	(164)	(46)	(1,012)	(329)	**(2,446)**
Total costs	(9,287)	(1,238)	(1,640)	(6,534)	(1,738)	**(20,437)**
Results of operations before tax	9,633	(406)	1,583	(2,301)	305	**8,814**
Tax expense	(6,197)	199	(685)	(68)	(13)	**(6,764)**
Results of operations	3,436	(207)	898	(2,369)	292	**2,050**
Net income/(loss) from equity accounted investments	15	24	0	6	0	**45**

Average production cost in USD per boe based on entitlement volumes (consolidated)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
2021	5	11	12	3	19	**6**
2020	4	10	9	4	14	**5**
2019	5	11	9	5	11	**6**

Production cost per boe is calculated as the production costs in the result of operations table, divided by the produced entitlement volumes (mboe) for the corresponding period.

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves
The table below shows the standardised measure of future net cash flows relating to proved reserves. The analysis is computed in accordance with Topic 932, by applying average market prices as defined by the SEC, year-end costs, year-end statutory tax rates and a discount factor of 10% to year-end quantities of net proved reserves. The standardised measure of discounted future net cash flows is a forward-looking statement.

Future price changes are limited to those provided by existing contractual arrangements at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Pre-tax future net cash flow is net of decommissioning and removal costs. Estimated future income taxes are calculated by applying the appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using a discount rate of 10% per year. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced. The standardised measure of discounted future net cash flows prescribed under Topic 932 requires assumptions as to the timing and amount of future development and production costs and income from the production of proved reserves. The information does not represent management's estimate or Equinor's expected future cash flows or the value of its proved reserves and therefore should not be relied upon as an indication of Equinor's future cash flow or value of its proved reserves.

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
At 31 December 2021						
Consolidated companies						
Future net cash inflows	287,382	8,705	9,619	21,486	35,236	**362,429**
Future development costs	(10,999)	(1,947)	(685)	(1,112)	(4,186)	**(18,928)**
Future production costs	(53,251)	(4,196)	(3,380)	(7,269)	(16,782)	**(84,878)**
Future income tax expenses	(178,370)	(352)	(2,138)	(2,686)	(2,979)	**(186,525)**
Future net cash flows	44,763	2,209	3,416	10,420	11,289	**72,097**
10% annual discount for estimated timing of cash flows	(18,051)	(652)	(707)	(3,406)	(5,842)	**(28,658)**
Standardised measure of discounted future net cash flows	26,711	1,557	2,709	7,014	5,447	**43,439**
Equity accounted investments						
Standardised measure of discounted future net cash flows	-	224	-	-	126	**350**
Total standardised measure of discounted future net cash flows including equity accounted investments	26,711	1,782	2,709	7,014	5,573	**43,789**

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
At 31 December 2020						
Consolidated companies						
Future net cash inflows	107,618	6,610	7,234	14,892	10,685	**147,039**
Future development costs	(11,209)	(2,489)	(682)	(1,351)	(1,534)	**(17,265)**
Future production costs	(42,410)	(3,622)	(3,170)	(8,020)	(7,568)	**(64,790)**
Future income tax expenses	(35,236)	(209)	(1,262)	(965)	(336)	**(38,008)**
Future net cash flows	18,763	290	2,119	4,556	1,248	**26,976**
10% annual discount for estimated timing of cash flows	(6,937)	(80)	(505)	(1,269)	24	**(8,768)**
Standardised measure of discounted future net cash flows	11,826	210	1,614	3,286	1,272	**18,209**
Equity accounted investments						
Standardised measure of discounted future net cash flows	-	(32)	-	-	22	**(10)**
Total standardised measure of discounted future net cash flows including equity accounted investments	11,826	178	1,614	3,286	1,294	18,199

(in USD million)	Norway	Eurasia excluding Norway	Africa	USA	Americas excluding USA	Total
At 31 December 2019						
Consolidated companies						
Future net cash inflows	187,897	10,506	10,752	27,547	19,977	**256,679**
Future development costs	(13,068)	(3,075)	(684)	(2,338)	(2,667)	**(21,832)**
Future production costs	(50,316)	(4,501)	(4,180)	(11,678)	(11,453)	**(82,128)**
Future income tax expenses	(91,386)	(378)	(2,194)	(2,955)	(932)	**(97,846)**
Future net cash flows	33,127	2,553	3,694	10,575	4,925	**54,873**
10% annual discount for estimated timing of cash flows	(12,854)	(772)	(883)	(3,586)	(1,605)	**(19,699)**
Standardised measure of discounted future net cash flows	20,273	1,781	2,811	6,989	3,320	**35,173**
Equity accounted investments						
Standardised measure of discounted future net cash flows	-	475	-	-	-	**475**
Total standardised measure of discounted future net cash flows including equity accounted investments	20,273	2,256	2,811	6,989	3,320	**35,648**

Changes in the standardised measure of discounted future net cash flows from proved reserves

(in USD million)	2021	2020	2019
Consolidated companies			
Standardised measure at 1 January	**18,209**	35,173	43,299
Net change in sales and transfer prices and in production (lifting) costs related to future production	**126,974**	(52,527)	(22,147)
Changes in estimated future development costs	**(5,915)**	(1,547)	(3,433)
Sales and transfers of oil and gas produced during the period, net of production cost	**(43,998)**	(15,180)	(24,117)
Net change due to extensions, discoveries, and improved recovery	**7,734**	265	1,333
Net change due to purchases and sales of minerals in place	**(2,280)**	-	987
Net change due to revisions in quantity estimates	**17,080**	3,263	8,176
Previously estimated development costs incurred during the period	**6,619**	6,558	8,341
Accretion of discount	**4,078**	9,087	11,066
Net change in income taxes	**(85,062)**	33,117	11,668
Total change in the standardised measure during the year	**25,230**	(16,965)	(8,126)
Standardised measure at 31 December	**43,439**	18,209	35,173
Equity accounted investments			
Standardised measure at 31 December	**350**	(10)	475
Standardised measure at 31 December including equity accounted investments	**43,789**	18,199	35,648

In the table above, each line item presents the sources of changes in the standardised measure value on a discounted basis, with the accretion of discount line item reflecting the increase in the net discounted value of the proved oil and gas reserves due to the fact that the future cash flows are now one year closer in time.

The standardised measure at the beginning of the year represents the discounted net present value after deductions of both future development costs, production costs and taxes. The 'Net change in sales and transfer prices and in production (lifting) costs related to future production' is, on the other hand, related to the future net cash flows at 31 December 2020. The proved reserves at 31 December 2020 were multiplied by the actual change in price, and change in unit of production costs, to arrive at the net effect of changes in price and production costs. Development costs and taxes are reflected in the line items 'Change in estimated future development costs' and 'Net change in income taxes' and are not included in the 'Net change in sales and transfer prices and in production (lifting) costs related to future production'.

4.3 Parent company financial statements

STATEMENT OF INCOME EQUINOR ASA

(in USD million)	Note	Full year 2021	2020
Revenues	3	**50,088**	33,171
Net income/(loss) from subsidiaries and other equity accounted investments	10	**9,806**	(5,294)
Other income		**1**	0
Total revenues and other income		**59,894**	27,877
Purchases [net of inventory variation]		**(47,742)**	(30,557)
Operating expenses		**(1,493)**	(1,699)
Selling, general and administrative expenses		**(280)**	(193)
Depreciation, amortisation and net impairment losses	9	**(589)**	(558)
Exploration expenses		**(47)**	(64)
Total operating expenses		**(50,151)**	(33,070)
Net operating income/(loss)		**9,744**	(5,193)
Interest expenses and other financial expenses		**(1,088)**	(1,214)
Other financial items		**(771)**	1,329
Net financial items	7	**(1,860)**	115
Income/(loss) before tax		**7,884**	(5,078)
Income tax	8	**278**	(43)
Net income/(loss)		**8,162**	(5,122)

STATEMENT OF COMPREHENSIVE INCOME EQUINOR ASA

(in USD million)	Note	Full year 2021	2020
Net income/(loss)		**8,162**	(5,122)
Actuarial gains/(losses) on defined benefit pension plans		**147**	(106)
Income tax effect on income and expense recognised in OCI[1]		**(35)**	19
Items that will not be reclassified to the Statement of income	17	**111**	(87)
Foreign currency translation effects		**(645)**	671
Items that may subsequently be reclassified to the Statement of income		**(645)**	671
Other comprehensive income/(loss)		**(534)**	583
Total comprehensive income/(loss)		**7,629**	(4,539)
Attributable to the equity holders of the company		**7,629**	(4,539)

1) Other Comprehensive Income (OCI).

BALANCE SHEET EQUINOR ASA

(in USD million)	Note	At 31 December 2021	2020
ASSETS			
Property, plant and equipment	9, 20	**1,834**	2,117
Investments in subsidiaries and other equity accounted companies	10	**36,316**	35,464
Deferred tax assets	8	**1,117**	915
Pension assets	17	**1,359**	1,249
Derivative financial instruments	2	**900**	2,161
Financial investments		**363**	835
Prepayments and financial receivables		**839**	597
Receivables from subsidiaries and other equity accounted companies	11	**18,755**	24,808
Total non-current assets		**61,485**	68,147
Inventories	12	**2,676**	1,976
Trade and other receivables	13	**13,464**	4,789
Receivables from subsidiaries and other equity accounted companies	11	**19,841**	5,812
Derivative financial instruments	2	**1,719**	340
Financial investments	11	**20,946**	11,622
Cash and cash equivalents	14	**10,850**	4,676
Total current assets		**69,495**	29,216
Total assets		**130,980**	97,363

BALANCE SHEET EQUINOR ASA

(in USD million)	Note	At 31 December 2021	2020
EQUITY AND LIABILITIES			
Share capital		**1,164**	1,164
Additional paid-in capital		**3,231**	3,660
Reserves for valuation variances		**29**	0
Reserves for unrealised gains		**906**	1,921
Retained earnings		**32,098**	26,438
Total equity	15	**37,428**	33,183
Finance debt	16	**27,404**	29,118
Lease liabilities	20	**1,209**	1,493
Liabilities to subsidiaries and other equity accounted companies		**159**	165
Pension liabilities	17	**4,378**	4,265
Provisions and other liabilities	18	**674**	497
Derivative financial instruments	2	**767**	676
Total non-current liabilities		**34,591**	36,214
Trade, other payables and provisions	19	**4,326**	2,780
Current tax payable	8	**1**	175
Finance debt	16	**3,743**	4,501
Lease liabilities	20	**487**	488
Dividends payable	15	**1,870**	747
Liabilities to subsidiaries and other equity accounted companies	11	**47,360**	18,074
Derivative financial instruments	2	**1,176**	1,201
Total current liabilities		**58,961**	27,966
Total liabilities		**93,552**	64,180
Total equity and liabilities		**130,980**	97,363

STATEMENT OF CASH FLOWS EQUINOR ASA

(in USD million)	Note	Full year 2021	2020
Income/(loss) before tax		**7,884**	(5,078)
Depreciation, amortisation and net impairment losses	9	**589**	558
(Gains)/losses on foreign currency transactions and balances		**389**	321
(Income)/loss from equity accounted subsidiaries and investments without cash effects		**(5,276)**	6,841
(Increase)/decrease in other items related to operating activities		**794**	296
(Increase)/decrease in net derivative financial instruments	2	**2,023**	(326)
Interest received		**759**	675
Interest paid		**(1,054)**	(1,102)
Cash flows provided by operating activities before taxes paid and working capital items		**6,108**	2,184
Taxes paid		**(216)**	(160)
(Increase)/decrease in working capital		**(2,974)**	(762)
Cash flows provided by/(used in) operating activities		**2,918**	1,262
Capital expenditures and investments	9	**(815)**	(1,298)
(Increase)/decrease in financial investments		**(10,148)**	(3,635)
(Increase)/decrease in derivative financial instruments		**(45)**	(616)
(Increase)/decrease in other interest bearing items[1]		**(4,324)**	1,729
Proceeds from sale of assets and businesses and capital contribution received		**340**	219
Cash flows provided by/(used in) investing activities		**(14,992)**	(3,601)
New finance debt	16	**0**	8,347
Repayment of finance debt[2]	16	**(2,675)**	(2,055)
Repayment of lease liabilities[2]	20	**(517)**	(465)
Dividends paid	15	**(1,797)**	(2,330)
Share buy-back	15	**(321)**	(1,059)
Net current finance debt and other financing activities		**915**	1,336
Increase/(decrease) in financial receivables and payables to/from subsidiaries[3]		**23,063**	(348)
Cash flows provided by/(used in) financing activities		**18,667**	3,425
Net increase/(decrease) in cash and cash equivalents		**6,594**	1,086
Foreign currency translation effects		**(560)**	318
Cash and cash equivalents at the beginning of the period (net of overdraft)	14	**4,676**	3,272
Cash and cash equivalents at the end of the period (net of overdraft)[4]	14	**10,710**	4,676

1) Includes USD 4,336 million increase and USD 1,749 million decrease in financial receivables from group companies in 2021 and 2020 respectively.

2) Repayment of lease liabilities are separated from the line item Repayment of finance debt and 2020 has been reclassified.

3) Mainly deposits in Equinor group's internal bank arrangement.

4) At 31 December 2021 cash and cash equivalents included a net overdraft of USD 140 million. At 31 December 2020 cash and cash equivalents net overdraft were zero.

Notes to the Financial statements Equinor ASA

1 Organisation and significant accounting policies

Equinor ASA is the parent company of the Equinor Group (Equinor), consisting of Equinor ASA and its subsidiaries. Equinor ASA's main activities include shareholding in group companies, group management, corporate functions and group financing. Equinor ASA also carries out activities related to external sales of oil and gas products, purchased externally or from group companies, including related refinery and transportation activities. Reference is made to disclosure note 1 Organisation in Equinor's Consolidated financial statements.

The financial statements of Equinor ASA ("the company") are prepared in accordance with simplified IFRS pursuant to the Norwegian Accounting Act §3-9 and regulations regarding simplified application of IFRS issued by the Norwegian Ministry of Finance on 3 November 2014. The presentation currency of Equinor ASA is US dollar (USD), consistent with the presentation currency for the group financial statements and with the company's functional currency, as USD is the currency for which Equinor's operations are mainly linked to. Translation currency rates (NOK/USD) applicable for the period are as follows: 8.53 (31 December 2020), 8.82 (31 December 2021) and 8.60 (year-average).

These parent company financial statements should be read in connection with the Consolidated financial statements of Equinor, published together with these financial statements. With the exceptions described below, Equinor ASA applies the accounting policies of the group, as described in Equinor's disclosure note 2 Significant Accounting Policies, and reference is made to this note for further details. Insofar that the company applies policies that are not described in the Equinor note due to group level materiality considerations, such policies are included below if necessary for a sufficient understanding of Equinor ASA's accounts.

Subsidiaries, associated companies and joint ventures
Shareholdings and interests in subsidiaries and associated companies (companies in which Equinor ASA does not have control, or joint control, but has the ability to exercise significant influence over operating and financial policies, generally when the ownership share is between 20% and 50%), as well as Equinor ASA's participation in joint arrangements that are joint ventures, are accounted for using the equity method. Under the equity method, the investment is carried on the balance sheet at cost plus post-acquisition changes in Equinor ASA's share of net assets of the entity, less distribution received and less any impairment in value of the investment. Goodwill may arise as the surplus of the cost of investment over Equinor ASA's share of the net fair value of the identifiable assets and liabilities of the subsidiary, joint venture or associate. Goodwill included in the balance sheets of subsidiaries and associated companies is tested for impairment as part of the related investment in the subsidiary or associated company. The Statement of income reflects Equinor ASA's share of the results after tax of an equity accounted entity, adjusted to account for depreciation, amortisation and any impairment of the equity accounted entity's assets based on their fair values at the date of acquisition in situations where Equinor ASA has not been the owner since the establishment of the entity. Net income/loss from equity accounted investments is presented as part of Total revenues and other income, as these investments in other companies engaged in energy-related business activities are considered part of Equinor ASA's main operating activities.

Reserves for valuation variances included within the Company's equity are established based on the sum of contributions from the individual equity accounted investment, with the limitation that the net amount cannot be negative.

Expenses related to the Equinor group as operator of joint operations and similar arrangements (licences)
Indirect operating expenses incurred by the company, such as personnel expenses, are accumulated in cost pools. Such expenses are allocated in part on hours incurred cost basis to Equinor Energy AS, to other group companies and to licences where Equinor Energy AS or other group companies are operators. Costs allocated in this manner reduce the expenses in the company's statement of income, with the exception of operating subleases and cost recharges related to lease liabilities being recognised gross, which are presented as revenues in Equinor ASA.

Asset transfers between the company and its subsidiaries
Transfers of assets and liabilities between the company and the entities that it directly or indirectly controls are accounted for at the carrying amounts (continuity) of the assets and liabilities transferred, when the transfer is part of a reorganisation within the Equinor group.

Embedded derivatives
Embedded derivatives within sales or purchase contracts between Equinor ASA and other companies within the Equinor group are not separated from the host contract.

Dividends payable and group contributions
Dividends are reflected as Dividends payable within current liabilities. Group contributions for the year to other entities within Equinor's Norwegian tax group are reflected in the balance sheet as current liabilities within Liabilities to group companies. Under simplified IFRS the presentation of dividends payable and payable group contributions differs from the presentation under IFRS, as it also includes dividends and group contributions payable which at the date of the balance sheet is subject to a future annual general meeting approval before distribution.

Reserves for unrealised gains
Reserves for unrealised gains included within the Company's equity consists of accumulated unrealised gains on non-exchange traded financial instruments and the fair value of embedded derivatives, with the limitation that the net amount cannot be negative.

2 Financial risk management and measurement of financial instruments

General information relevant to financial risks
Equinor ASA's activities expose the company to market risk, liquidity risk and credit risk, and the management of such risks does not substantially differ from the group's. See note 6 Financial risk and capital management in the Consolidated financial statements.

Measurement of financial instruments by categories
The following tables present Equinor ASA's classes of financial instruments and their carrying amounts by the categories as they are defined in IFRS 9 Financial Instruments: Classification and Measurement. For financial investments, the difference, between measurement as defined by IFRS 9 categories and measurement at fair value, is immaterial. For trade and other receivables and payables, and cash and cash equivalents, the carrying amounts are considered a reasonable approximation of fair value.

See note 19 Finance debt in the Consolidated financial statements, for fair value information of non-current bonds and bank loans and note 26 Financial instruments: fair value measurement and sensitivity analysis of market risk in the Consolidated financial statements where fair value measurement is explained in detail. See note 2 Significant accounting policies in the Consolidated financial statements for further information regarding measurement of fair values.

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount
At 31 December 2021					
Assets					
Non-current derivative financial instruments			900		900
Non-current financial investments			363		363
Prepayments and financial receivables		645		194	839
Receivables from subsidiaries and other equity accounted companies	11	18,631		124	18,755
Trade and other receivables	13	13,284		179	13,464
Receivables from subsidiaries and other equity accounted companies	11	19,795		46	19,841
Current derivative financial instruments			1,719		1,719
Current financial investments	11	20,946			20,946
Cash and cash equivalents	14	8,136	2,714		10,850
Total financial assets		81,437	5,697	543	87,677

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial assets	Total carrying amount
At 31 December 2020					
Assets					
Non-current derivative financial instruments			2,161		2,161
Non-current financial investments			835		835
Prepayments and financial receivables		405		192	597
Receivables from subsidiaries and other equity accounted companies	11	24,551		257	24,808
Trade and other receivables	13	4,586		203	4,789
Receivables from subsidiaries and other equity accounted companies	11	5,755		57	5,812
Current derivative financial instruments			340		340
Current financial investments	11	11,622			11,622
Cash and cash equivalents	14	4,184	492		4,676
Total financial assets		51,104	3,828	709	55,641

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
At 31 December 2021					
Liabilities					
Non-current finance debt	16	27,404			27,404
Liabilities to subsidiaries and other equity accounted companies		26		134	159
Non-current derivative financial instruments			767		767
Trade and other payables	19	4,142		184	4,326
Current finance debt	16	3,743			3,743
Dividends payable		1,870			1,870
Liabilities to subsidiaries and other equity accounted companies	11	47,360			47,360
Current derivative financial instruments			1,176		1,176
Total financial liabilities		84,545	1,943	317	86,804

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
At 31 December 2020					
Liabilities					
Non-current finance debt	16	29,118			29,118
Liabilities to subsidiaries and other equity accounted companies		24		140	165
Non-current derivative financial instruments			676		676
Trade and other payables	19	2,724		57	2,780
Current finance debt	16	4,501			4,501
Dividends payable		747			747
Liabilities to subsidiaries and other equity accounted companies	11	18,074			18,074
Current derivative financial instruments			1,201		1,201
Total financial liabilities		55,187	1,877	197	57,261

Financial instruments from tables above which are recognised in the balance sheet at a net fair value of USD 3.754 billion in 2021 and USD 1.951 billion in 2020, are mainly determined by Level 1 and Level 2 categories in the Fair Value hierarchy.

The following table contains the estimated fair values of Equinor ASA's derivative financial instruments split by type.

(in USD million)	Fair value of assets	Fair value of liabilities	Net fair value
At 31 December 2021			
Foreign currency instruments	408	(98)	310
Interest rate instruments	884	(762)	122
Crude oil and refined products	60	(34)	26
Natural gas and electricity	1,267	(1,048)	219
Total fair value	2,620	(1,943)	677
At 31 December 2020			
Foreign currency instruments	6	(642)	(636)
Interest rate instruments	2,232	(968)	1,264
Crude oil and refined products	13	(61)	(48)
Natural gas and electricity	250	(207)	43
Total fair value	2,501	(1,877)	624

Sensitivity analysis of market risk

Commodity price risk
Equinor ASA's assets and liabilities resulting from commodity based derivatives contracts consist of both exchange traded and non-exchange traded instruments mainly in crude oil, refined products and natural gas.

Price risk sensitivities at the end of 2021 and 2020 at 30%, are assumed to represent a reasonably possible change based on the duration of the derivatives.

	At 31 December			
	2021		2020	
(in USD million)	- 30% sensitivity	+ 30% sensitivity	- 30% sensitivity	+ 30% sensitivity
Crude oil and refined products net gains/(losses)	556	(556)	826	(826)
Natural gas and electricity net gains/(losses)	121	(121)	30	(30)

Currency risk

The following currency risk sensitivity has been calculated, by assuming an 10% reasonable possible change in the main foreign currency exchange rates that impact Equinor ASA's financial accounts, based on balances at 31 December 2021. At 31 December 2020, a change of 8% in the main foreign currency exchange rates were viewed as a reasonable possible change. With reference to table below, an increase in the foreign currency exchange rates means that the disclosed currency has strengthened in value against all other currencies. The estimated gains and the estimated losses following from a change in the foreign currency exchange rates would impact the company's statement of income.

Currency risk sensitivity for Equinor ASA mainly differ from currency risk sensitivity in Group due to interest bearing receivables and liabilities from/to subsidiaries. For more detailed information about these receivables and liabilities, see note 11 Financial assets and liabilities.

Currency risk sensitivity	At 31 December			
	2021		2020	
(in USD million)	- 10% sensitivity	+ 10% sensitivity	- 8% sensitivity	+ 8% sensitivity
NOK net gains/(losses)	193	(193)	(631)	631
GBP net gains/(losses)	394	(394)	(68)	68
EUR net gains/(losses)	(177)	177	83	(83)
BRL net gains/(losses)	(240)	240	–	–

Interest rate risk

The following interest rate risk sensitivity has been calculated by assuming a change of 0.8 percentage points as a reasonable possible change in interest rates at the end of 2021. A change of 0.6 percentage points in interest rates was in 2020 viewed as a reasonable possible change. The estimated gains following from a decrease in the interest rates and the estimated losses following from an interest rate increase would impact the company's statement of income.

Interest risk sensitivity	At 31 December			
	2021		2020	
(in USD million)	- 0.8 percentage points sensitivity	+ 0.8 percentage points sensitivity	- 0.6 percentage points sensitivity	+ 0.6 percentage points sensitivity
Positive/(negative) impact on net financial items	581	(581)	478	(478)

Equity price risk

The following equity price risk sensitivity has been calculated, by assuming a 35% reasonable possible change in equity prices that impact Equinor ASA's financial accounts, based on balances at 31 December 2021. Also at 31 December 2020, a change of 35% were viewed as a reasonable possible change in equity prices. The estimated losses following from a decrease in the equity prices and the estimated gains following from an increase in equity prices would impact the company's statement of income.

Equity price sensitivity	At 31 December			
	2021		2020	
(in USD million)	- 35% sensitivity	+ 35% sensitivity	- 35% sensitivity	+ 35% sensitivity
Net gains/(losses)	(127)	127	(292)	292

3 Revenues

(in USD million)	Full year	
	2021	2020
Revenues third party	45,251	30,502
Intercompany revenues	4,837	2,669
Revenues	50,088	33,171

4 Remuneration

Equinor ASA remuneration

(amounts in USD million)	Full year	
	2021	2020
Salaries[1]	2,493	2,101
Pension cost[2]	446	387
Social security tax	348	295
Other compensations	229	223
Total remuneration	3,516	3,006
Average number of employees[3]	18,400	18,600

1) Salaries include bonuses and expatriate costs in addition to base pay.
2) See note 17 Pension.
3) Part time employees amount to 3% for both 2021 and 2020.

Total payroll expenses are accumulated in cost-pools and charged to partners of Equinor operated licences and group companies on an hours incurred basis. For further information see note 22 Related parties.

Compensation to and share ownership of the the board of directors (BoD), the corporate executive committee (CEC) and the corporate assembly
Compensation to the BoD during 2021 was USD 833.146 and the total share ownership of the members of the BoD at the end of the year was 25.225 shares. Compensation to the CEC during 2021 was USD 11.936.197 and the total share ownership of the members of the CEC at the end of the year was 207.319 shares. Compensation to the corporate assembly during 2021 was USD 136.952 and the total share ownership of the members of the corporate assembly at the end of the year was 27.078 shares.

At 31 December 2021 and 2020 there are no loans to the members of the BoD or the CEC.

For more information on remuneration see chapter 3 Governance, section 3.11 Remuneration to the board and the corporate assembly and section 3.12 Remuneration to the corporate executive committee in this report.

Remuneration policy and concept

The main elements of Equinor's executive remuneration are described in chapter 3 Governance, section 3.12 Remuneration to the corporate executive committee in this report. Reference is made to the section Remuneration report for a detailed description of the remuneration and remuneration policy for executive management applicable for the years 2021 and 2022.

Severance pay arrangements

The chief executive officer and the executive vice presidents are entitled to a severance payment equivalent to six months' salary, commencing after the six months' notice period, when the resignation is requested by the company. The same amount of severance payment is also payable if the parties agree that the employment should be discontinued, and the executive vice president gives notice pursuant to a written agreement with the company. Any other payment earned by the executive vice president during the period of severance payment will be fully deducted. This relates to earnings from any employment or business activity where the executive vice president has active ownership.

The entitlement to severance payment is conditional on the chief executive officer or the executive vice president not being guilty of gross misconduct, gross negligence, disloyalty or other material breach of his/her duties.

As a general rule, the chief executive officer's/executive vice president's own notice will not instigate any severance payment.

5 Share-based compensation

Equinor's share saving plan provides employees with the opportunity to purchase Equinor shares through monthly salary deductions. If the shares are kept for two full calendar years of continued employment, following the year of purchase, the employees will be allocated one bonus share for each one they have purchased.

Estimated compensation expense including the contribution by Equinor ASA for purchased shares, amounts vested for bonus shares granted and related social security tax was USD 70 million in 2021, and USD 67 million in 2020. For the 2022 programme (granted in 2021), the estimated compensation expense is USD 77 million. At 31 December 2021, the amount of compensation cost yet to be expensed throughout the vesting period is USD 157 million.

6 Auditor's remuneration

Auditor's remuneration

(in USD million, excluding VAT)	2021	2020
Audit fee Ernst & Young	6.9	5.8
Audit related fee Ernst & Young	0.1	0.3
Total remuneration	7.1	6.1

There are no fees incurred related to tax advice or other services.

7 Financial items

(in USD million)	Full year 2021	2020
Foreign currency exchange gains/(losses) derivative financial instruments	861	(1,291)
Other foreign currency exchange gains/(losses)	(1,250)	970
Net foreign currency exchange gains/(losses)	(389)	(321)
Interest income from group companies	759	683
Interest income current financial assets and other financial items	38	134
Interest income and other financial items	797	817
Gains/(losses) on financial investments	(471)	385
Gains/(losses) other derivative financial instruments	(708)	448
Interest expense to group companies	(76)	(113)
Interest expense non-current finance debt and lease liabilities	(943)	(1,009)
Interest expense current financial liabilities and other finance expenses	(69)	(93)
Interest expenses and other finance expenses	(1,088)	(1,214)
Net financial items	(1,860)	115

Equinor's main financial items relate to assets and liabilities categorised in the fair value through profit or loss category and the amortised cost category. For more information about financial instruments by category see note 2 Financial risk management and measurement of financial instruments.

Foreign currency exchange gains/(losses) derivative financial instruments include fair value changes of currency derivatives related to liquidity and currency risk. The line item Other foreign currency exchange gains/(losses) includes a net foreign currency exchange loss of USD 702 million and a gain of USD 796 million from the fair value through profit or loss category for 2021 and 2020, respectively.

Gains/(losses) on financial investments include a net loss of USD 471 million and a net gain of USD 385 million in 2021 and 2020, respectively, from non-current financial investments in the fair value through profit or loss category.

The line item Gains/(losses) other derivative financial instruments primarily includes fair value changes from the fair value through profit or loss category on derivatives related to interest rate risk. For 2021 it is a loss of USD 724 million, corresponding to a gain of USD 432 million 2020.

The line item Interest expense non-current finance debt and lease liabilities primarily includes two main items; interest expense of USD 992 million and USD 1.034 million, from the financial liabilities at amortised cost category, for 2021 and 2020, respectively; and net interest income of USD 94 million and USD 79 million, on related derivatives from the fair value through profit or loss category, for 2021 and 2020, respectively.

8 Income taxes

Income tax

	Full year	
(in USD million)	**2021**	**2020**
Current taxes	17	(83)
Change in deferred tax	261	40
Income tax	278	(43)

Reconciliation of Norwegian statutory tax rate to effective tax rate

	Full year	
(in USD million)	**2021**	**2020**
Income/(loss) before tax	7,884	(5,078)
Nominal tax rate[1]	(1,735)	1,117
Tax effect of:		
Permanent differences caused by NOK being the tax currency	22	(130)
Tax effect of permanent differences related to equity accounted companies	2,183	(1,180)
Other permanent differences	(161)	69
Income tax prior years	14	20
Other	(46)	61
Income tax	278	(43)
Effective tax rate	(3.5%)	(0.9%)

1)   Statutory tax rate is 22% for 2021 and 2020.

Significant components of deferred tax assets and liabilities were as follows:

(in USD million)	At 31 December 2021	2020
Deferred tax assets		
Tax losses carry forward	152	0
Pensions	709	700
Interest limitation carry forward	104	47
Derivatives	21	29
Lease liabilities	353	412
Other	121	126
Total deferred tax assets	1,460	1,314
Deferred tax liabilities		
Property, plant and equipment	344	398
Total deferred tax liabilities	344	398
Net deferred tax assets[1]	1,117	915

1) At 31 December 2021, Equinor ASA had recognised net deferred tax assets of 1,1 billion USD, as it is considered probable that taxable profit will be available to utilise the deferred tax assets.

Movement in deferred tax

(in USD million)	2021	2020
Deferred tax assets at 1 January	915	863
Charged to the income statement	261	40
Actuarial losses pension	(25)	12
Group contribution	(34)	0
Deferred tax assets at 31 December	1,117	915

9 Property, plant and equipment

(in USD million)	Machinery, equipment and transportation equipment	Buildings and land	Other	Right of use assets[3]	Total
Cost at 31 December 2020	725	285	160	3,116	4,287
Additions and transfers	24	4	(0)	278	305
Disposals at cost	(0)	(0)	0	(219)	(219)
Cost at 31 December 2021	748	289	160	3,175	4,372
Accumulated depreciation and impairment losses at 31 December 2020	(650)	(143)	(152)	(1,225)	(2,169)
Depreciation	(41)	(14)	(1)	(532)	(588)
Accumulated depreciation and impairment on disposed assets	0	0	0	219	219
Accumulated depreciation and impairment losses at 31 December 2021	(691)	(157)	(153)	(1,538)	(2,538)
Carrying amount at 31 December 2021	58	132	7	1,637	1,834
Estimated useful lives (years)	3 - 10	10 - 33[1]		1 - 19[2]	

1) Land is not depreciated. Buildings include leasehold improvements.
2) Depreciation linearly over contract period.
3) See note 20 Leases.

10 Investments in subsidiaries and other equity accounted companies

(in USD million)	2021	2020
Investments at 1 January	35,464	44,122
Net income/(loss) from subsidiaries and other equity accounted investments	9,806	(5,294)
Increase/(decrease) in paid-in capital	417	1,237
Distributions	(8,752)	(5,250)
Share of OCI from equity accounted investments	28	0
Foreign currency translation effects	(645)	671
Divestment	(2)	(6)
Other	0	(16)
Investments at 31 December	36,316	35,464

In the fourth quarter of 2021, Equinor ASA entered into an agreement with Vermilion Energy Inc (Vermilion) to sell Equinor ASA´s non-operated equity position in the Corrib gas project in Ireland. The transaction covers a sale of 100% of the shares in Equinor Energy Ireland Limited (EEIL). EEIL owns 36.5% of the Corrib field alongside the operator Vermilion (20%) and Nephin Energy (43.5%). Equinor ASA and Vermilion have agreed a consideration of USD 434 million before closing adjustments and contingent consideration linked to 2022 production level and gas prices. Closing is expected during 2022.

In the second quarter of 2020, Equinor ASA closed the divestment of its remaining (4.9%) financial shareholding in Lundin Energy AB (formerly Lundin Petroleum AB). The consideration was SEK 3.3 billion (USD 0.3 billion). The impact on the Statement of income in the second quarter was a loss of USD 0.1 billion and was recognised in the line item Interest income and other financial items.

The closing balance of investments at 31 December 2021 of USD 36,316 million, consists of investments in subsidiaries amounting to USD 36,255 million and investments in other equity accounted companies amounting to USD 60 million. In 2020, the amounts were USD 35,404 million and USD 60 million respectively.

The foreign currency translation adjustments relate to currency translation effects from subsidiaries with functional currencies other than USD.

In 2021, net income/(loss) from subsidiaries and other equity accounted investments were impacted by net impairment losses of USD 1,369 million after tax mainly caused by downward reserve revision and increased carbon cost estimates partially offset by impairment reversals due to higher gas price estimates.

In 2020, net income/(loss) from subsidiaries and other equity accounted investments was impacted by net impairment losses after tax of USD 5,019 million mainly due to reduced price assumptions, negative reserve revisions and increased cost estimates.

Increase/(decrease) in paid-in capital in 2021 mainly consist of equity contribution from Equinor ASA to Equinor Ventures AS of USD 216 million and Angara Oil LLC (Russia) of USD 166 million.

Increase/(decrease) in paid-in capital in 2020 mainly consist of equity contribution from Equinor ASA to Equinor Russia Holding AS and Equinor Russia AS of a total of USD 798 million, change in group contributions to group companies related to previous years of USD 148 million net after tax and group contributions related to 2020 of USD 118 million net after tax. See also note 23 Subsequent events for more information on these investments.

Distributions during 2021 consist of group contribution from Equinor Energy AS of USD 7,245 million and Equinor Insurance AS of USD 122 million related to 2021, change in group contributions from group companies related to previous years of USD 327 million and dividends related to 2020 from group companies of USD 1,007 million.

Distributions during 2020 consist of group contribution from Equinor Energy AS of USD 3,514 million related to 2020 and dividends related to 2019 from group companies of USD 1,736 million.

The acquisition cost for investments in subsidiaries and other equity accounted companies are USD 36,287 million in 2021 and USD 36,538 million in 2020.

The following table shows significant subsidiaries and equity accounted companies directly held by Equinor ASA at 31 December 2021:

Name	Ownership share in %	Country of incorporation	Name	Ownership share in %	Country of incorporation
Equinor Angola Block 15 AS	100	Norway	Equinor New Energy AS	100	Norway
Equinor Angola Block 17 AS	100	Norway	Equinor Nigeria AS	100	Norway
Equinor Angola Block 31 AS	100	Norway	Equinor Refining Norway AS	100	Norway
Equinor Apsheron AS	100	Norway	Equinor Russia AS	100	Norway
Equinor BTC Finance AS	100	Norway	Equinor Russia Holding AS	100	Norway
Equinor Danmark AS	100	Denmark	Equinor UK Ltd.	100	United Kingdom
Equinor Energy AS	100	Norway	Equinor Ventures AS	100	Norway
Equinor Energy Ireland Ltd.	100	Ireland	Statholding AS	100	Norway
Equinor In Amenas AS	100	Norway	Statoil Kharyaga AS	100	Norway
Equinor In Salah AS	100	Norway	Equinor Metanol ANS	82	Norway
Equinor Insurance AS	100	Norway	Vestprosess DA	34	Norway

11 Financial assets and liabilities

Non-current receivables from subsidiaries and other equity accounted companies

(in USD million)	At 31 December 2021	2020
Interest bearing receivables from subsidiaries and other equity accounted companies	18,631	24,551
Non-interest bearing receivables from subsidiaries	124	257
Receivables from subsidiaries and other equity accounted companies	18,755	24,808

Interest bearing receivables from subsidiaries and other equity accounted companies are mainly related to Equinor Energy AS and Equinor US Holdings Inc. The remaining amount on financial receivables interest bearing primarily relate to long-term funding of other subsidiaries.

Of the total interest bearing non-current receivables at 31 December 2021 USD 6.762 billion is due later than five years. USD 11.868 billion is due within the next five years.

Current receivables from subsidiaries and other equity accounted companies include positive internal bank balances of USD 0.589 billion at 31 December 2021. The corresponding amount was USD 1.084 billion at 31 December 2020.

Current financial investments

(in USD million)	At 31 December 2021	2020
Time deposits	7,009	4,777
Interest bearing securities	13,937	6,845
Financial investments	20,946	11,622

Interest bearing securities per debitor category

(in USD million)	At 31 December 2021	2020
Public Sector	4,029	1,666
Banks	4,581	2,066
Credit undertakings	3,911	1,609
Privat Sector - Other	1,416	1,505
Total Interest bearing securities	13,937	6,845

Current financial investments in Equinor ASA are accounted for at amortized cost. For more information about financial instruments by category, see note 2 Financial risk management and measurement of financial instruments.

In 2021, interest bearing securities were split in the following currencies: SEK (31%), NOK (21%), EUR (21%), DKK (20%), USD (5%) GBP (1%) and AUD (1%). Time deposits were split in EUR (36%), NOK (26%), USD (31%) and SEK (7%). In 2020, interest bearing securities were split in: SEK (40%), NOK (24%), EUR (16%), DKK (12%) and USD (8%), while time deposits were split in: NOK (45%), USD (36%) and EUR (19%).

Current liabilities to subsidiaries and other equity accounted companies
Liabilities to subsidiaries and other equity accounted companies of USD 47.360 billion at 31 December 2021 and USD 18.074 billion at 31 December 2020 mainly relates to Equinor group's internal bank arrangements.

12 Inventories

(in USD million)	At 31 December 2021	2020
Crude oil	2,281	1,598
Petroleum products	379	371
Natural gas	0	7
Other	16	1
Inventories	2,676	1,976

The write-down of inventories from cost to net realisable value amounts to an expense of USD 22 million and USD 25 million in 2021 and 2020, respectively.

13 Trade and other receivables

(in USD million)	At 31 December 2021	2020
Trade receivables	12,017	3,543
Other receivables	1,447	1,246
Trade and other receivables	13,464	4,789

14 Cash and cash equivalents

(in USD million)	At 31 December 2021	2020
Cash at banks	93	328
Time deposits	1,906	1,132
Money market funds	2,714	492
Interest bearing securities	4,725	2,470
Margin deposits	1,412	254
Cash and cash equivalents	10,850	4,676

Margin deposits consist of restricted cash pledged as collateral related to trading activities. Collateral deposits are related to certain requirements set out by exchanges where Equinor ASA is participating. The terms and conditions related to these requirements are determined by the respective exchanges.

15 Equity and shareholders

Change in equity

(in USD million)	2021	2020
Shareholders' equity at 1 January	33,183	39,953
Net income/(loss)	8,162	(5,122)
Actuarial gain/(loss) defined benefit pension plans	111	(87)
Foreign currency translation effects	(645)	671
Ordinary dividend	(2,939)	(1,331)
Share buy-back	(429)	(890)
Value of stock compensation plan	(15)	(11)
Total equity at 31 December	37,428	33,183

The accumulated foreign currency translation effect as of 31 December 2021, decreased total equity by USD 1.065 million.
At 31 December 2020, the corresponding effect was a decrease in total equity of USD 419 million. The foreign currency translation adjustments relate to currency translation effects from subsidiaries with functional currencies other than USD.

Common stock

	Number of shares	NOK per value	At 31 December 2021 Common stock
Authorised and issued	3,257,687,707	2.50	8,144,219,267.50
Share buy-back programme	(13,460,292)	2.50	(33,650,730.00)
Treasury shares/Share saving plan	(12,111,104)	2.50	(30,277,760.00)
Total outstanding shares	3,232,116,311	2.50	8,080,290,777.50

There is only one class of shares and all the shares have the same voting rights.

Share buy-back programme

In July 2021 Equinor launched the first tranche of around USD 300 million of the new share buy-back programme, for 2021, totalling USD 600 million. In October 2021 Equinor announced an increase in the second tranche of the new share buy-back programme, from initially USD 300 million to USD 1 000 million. For the first tranche Equinor entered into an irrevocable agreement with a third party for up to USD 99 million of shares to be purchased in the open market, while for the second tranche a similar irrevocable agreement with a third party was entered into for up to USD 330 million of shares to be purchased in the open market. For the first tranche around USD 201 million, and for the second tranche around USD 670 million worth of shares from the Norwegian State will in accordance with an agreement with the Ministry of Petroleum and Energy be redeemed at the next annual general meeting in May 2022, in order for the Norwegian State to maintain their ownership percentage in Equinor.

The first order in the open market was concluded in September 2021. The second order in the open market was concluded in January 2022. As of 31 December 2021, USD 99 million order from the first tranche has been acquired in the open market and the full amount has been settled, while USD 232 million of the USD 330 million second order has been acquired in the open market, of which USD 222 million has been settled.

Due to the irrevocable agreement with the third party, both the first and second order in the open market, in total USD 429 million, has been recognised as a reduction in equity as treasury shares. The remaining order of the second tranche has been accrued for and along with acquired shares not settled, classified as Trade, other payables and provisions. The recognition of the State's share will be deferred until the decision at the annual general meeting in May 2022.

Number of shares	2021	2020
Share buy-back programme at 1 January	0	23,578,410
Purchase	13,460,292	3,142,849
Cancellation	0	(26,721,259)
Share buy-back programme at 31 December	13,460,292	0

Employees' share saving plan

Number of shares	2021	2020
Share saving plan at 1 January	11,442,491	10,074,712
Purchase	3,412,994	4,604,106
Allocated to employees	(2,744,381)	(3,236,327)
Share saving plan at 31 December	12,111,104	11,442,491

In 2021 and 2020, treasury shares were purchased and allocated to employees participating in the share saving plan for USD 75 million and USD 68 million, respectively. For further information, see note 5 Share-based compensation.

For information regarding the 20 largest shareholders in Equinor ASA, please see Major shareholders in section 5.1 Shareholder information.

16 Finance debt

Non-current finance debt

	At 31 December	
(in USD million)	2021	2020
Unsecured bonds	27,568	30,994
Unsecured loans	87	97
Total	27,655	31,091
Non-current finance debt due within one year	250	1,974
Non-current finance debt	27,405	29,118
Weighted average interest rate (%)	3.33	3.38

Equinor ASA uses currency swaps to manage foreign currency exchange risk on its non-current financial liabilities. For information about the Equinor Group and Equinor ASA's interest rate risk management, see note 6 Financial risk management in the Consolidated financial statements and note 2 Financial risk management and measurement of financial instruments in these financial statements.

In 2020 and 2021 Equinor ASA issued the following bonds:

Issuance date	Currency	Amount in million	Interest rate in %	Maturity date
18 May 2020	USD	750	1.750	January 2026
18 May 2020	EUR	750	0.750	May 2026
18 May 2020	USD	750	2.375	May 2030
18 May 2020	EUR	1,000	1.375	May 2032
1 April 2020	USD	1,250	2.875	April 2025
1 April 2020	USD	500	3.000	April 2027
1 April 2020	USD	1,500	3.125	April 2030
1 April 2020	USD	500	3.625	April 2040
1 April 2020	USD	1,250	3.700	April 2050

No new bonds were issued in 2021.

Substantially all unsecured bond and unsecured bank loan agreements contain provisions restricting future pledging of assets to secure borrowings without granting a similar secured status to the existing bond holders and lenders.

Out of Equinor ASA total outstanding unsecured bond portfolio, 39 bond agreements contain provisions allowing Equinor to call the debt prior to its final redemption at par or at certain specified premiums if there are changes to the Norwegian tax laws. The carrying amount of these agreements is USD 27.223 billion at the 31 December 2021 closing currency exchange rate.

Short-term funding needs will normally be covered by the USD 5.0 billion US Commercial paper programme (CP) which is backed by a revolving credit facility of USD 6.0 billion, supported by 19 core banks, maturing in 2024. The facility supports secure access to funding, supported by the best available short-term rating. As at 31 December 2021, the facility has not been drawn.

Non-current finance debt repayment profile

(in USD million)	Repayments
2023	2,617
2024	2,398
2025	2,461
2026	2,270
Thereafter	17,659
Total repayment of non-current finance debt	27,404

Current finance debt

(in USD million)	At 31 December 2021	2020
Collateral liabilities and other current financial liabilities	3,493	2,527
Non-current finance debt due within one year	250	1,974
Current finance debt	3,743	4,501
Weighted average interest rate (%)	0.68	2.44

Collateral liabilities and other current financial liabilities relate mainly to cash received as security for a portion of Equinor ASA's credit exposure and outstanding amounts on US Commercial paper (CP) programme. At 31 December 2021, USD 2.600 billion were issued on the CP programme. Corresponding at 31 December 2020 were USD 0.903 billion.

17 Pensions

Equinor ASA is subject to the Mandatory Company Pensions Act, and the company's pension scheme follows the requirements of the Act. For a description of the pension scheme in Equinor ASA, reference is made to note 20 Pensions in the Consolidated financial statements.

Net pension cost

(in USD million)	2021	2020
Current service cost	207	181
Past service cost	3	0
Notional contribution plans	59	54
Defined benefit plans	270	236
Defined contribution plans	176	151
Total net pension cost	446	387

Employer contribution for pension cost is accrued for in current service cost and for the notional and defined contribution plans. Unpaid employer contribution is recognized as part of the pension liabilities.

In addition to the pension cost presented in the table above, financial items related to defined benefit plans are included in the Statement of income within Net financial items. Interest cost and changes in fair value of notional contribution plans amounted to USD 211 million in 2021 and USD 217 million in 2020. Interest income of USD 100 million has been recognised in 2021, and USD 108 million in 2020.

(in USD million)	2021	2020
DBO at 1 January	8,748	7,957
Current service cost	207	181
Interest cost	232	196
Actuarial (gains)/losses - Financial assumptions	321	377
Actuarial (gains)/losses - Experience	(68)	(63)
Past service cost	3	0
Benefits paid	(274)	(234)
Paid-up policies	0	(7)
Change in receivable from subsidiary related to termination benefits	0	17
Foreign currency translation effects	(291)	268
Changes in notional contribution liability	59	54
DBO at 31 December	8,938	8,748
Fair value of plan assets at 1 January	5,731	5,152
Interest income	100	108
Return on plan assets (excluding interest income)	287	331
Company contributions	112	94
Benefits paid	(115)	(96)
Paid-up policies and personal insurance	0	(7)
Foreign currency translation effects	(196)	149
Fair value of plan assets at 31 December	5,919	5,731
Net pension liability at 31 December	(3,019)	(3,017)
Represented by:		
Asset recognised as non-current pension assets (funded plan)	1,359	1,249
Liability recognised as non-current pension liabilities (unfunded plans)	(4,378)	(4,266)
DBO specified by funded and unfunded pension plans	8,938	8,748
Funded	4,560	4,482
Unfunded	4,378	4,265
Actual return on assets	386	439

Actuarial losses and gains recognised directly in Other comprehensive income (OCI)

(in USD million)	2021	2020
Net actuarial (losses)/gains recognised in OCI during the year	71	(7)
Foreign currency translation effects	75	(99)
Tax effects of actuarial (losses)/gains recognised in OCI	(35)	19
Recognised directly in OCI during the year, net of tax	111	(87)
Cumulative actuarial (losses)/gains recognised directly in OCI, net of tax	(787)	(899)

Actuarial assumptions and sensitivity analysis

Actuarial assumptions, sensitivity analysis, portfolio weighting and information about pension assets in Equinor Pension are presented in note 20 Pensions in the Financial statements for Equinor Group. The number of employees, including pensioners related to the main benefit plan in Equinor ASA is 8.809 at end of 31. December 2021 and 8.977 at end of 31. December 2020. In addition, all employees are members of the early retirement plan ("AFP") and different groups of employees are members of other unfunded plans.

Company contributions to be made to Equinor Pension in 2022 are expected to be in the range of USD 100 million to USD 110 million.

18 Provisions and other liabilities

(in USD million)	
Non-current portion at 31 December 2020	497
Current portion at 31 December 2020	57
Provisions and other liabilities at 31 December 2020	554
New or increased provisions and other liabilities	0
Change in estimates	(18)
Amounts charged against provisions and other liabilities	(84)
Effects of change in the discount rate	0
Reduction due to divestments	0
Accretion expenses	0
Reclassification and transfer	268
Foreign currency translation effects	(1)
Provisions and other liabilities at 31 December 2021	720
Non-current portion at 31 December 2021	674
Current portion at 31 December 2021	46

Due to significantly reduced expected use of a transportation agreement, Equinor provided for a liability of USD 166 million in 2020 related to an onerous contract. In the third quarter 2021, this provision was settled resulting in a payment of the settled amount and reversal of the remaining amount of the provision. The reversal of the provision is reflected within the line item Operating expenses in the Statement of income.

See also comments on provisions in note 21 Other commitments, contingent liabilities and contingent assets.

19 Trade, other payables and provisions

	At 31 December	
(in USD million)	2021	2020
Trade payables	2,665	1,039
Non-trade payables, accrued expenses and provisions	1,488	1,232
Payables to equity accounted associated companies and other related parties	173	509
Trade, other payables and provisions	4,326	2,780

20 Leases

Equinor ASA leases certain assets, notably transportation vessels, storage facilities and office buildings which are used in operational activity. Equinor ASA is mostly lessee in its lease contracts and the leases serves operational purposes, rather than as a tool for financing.

Information related to lease payments and lease liabilities

(in USD million)		2021		2020
Lease liabilities at 1 January		1,982		1,740
New leases, including remeasurements and cancellations		278		714
Gross lease payments	(575)		(526)	
Lease interest	38		42	
Lease repayments	(537)	(537)	(484)	(484)
Foreign currency translation effects		(27)		12
Lease liabilities at 31 December		1,696		1,982
Current lease liabilities		487		488
Non-current lease liabilities		1,209		1,493

Lease expenses not included in lease liabilities

(in USD million)	2021	2020
Short-term lease expenses	11	53

Payments related to short term leases are mainly related to transportation vessels. Variable lease expenses and lease expenses related to leases of low value assets are not significant.

Equinor ASA recognised revenues of USD 149 million in 2021 and USD 140 million in 2020 related to lease costs recovered from other Equinor group entities related to lease contracts being recognised gross by Equinor ASA.

Commitments relating to lease contracts which had not yet commenced at year-end are included within Other long-term commitments in note 21 Other Commitments, contingent liabilities and contingent assets.

Non-current lease liabilities' maturity profile

	At 31 December	
(in USD million)	2021	2020
Year 2 and 3	510	601
Year 4 and 5	318	384
After 5 years	381	509
Total repayment of non-current lease liabilities	1,209	1,493

Undiscounted contractual lease payments for Equinor's lease liabilities are USD 519 million in 2022, USD 920 million within two to five years and USD 406 million after five years.

Information related to Right of use assets

(in USD million)	Vessels	Land and buildings	Storage facilities	Total
Right of use assets at 1 January 2021	1,054	752	85	1,891
Additions including remeasurements	259	11	8	278
Depreciation	(405)	(81)	(45)	(532)
Right of use assets at 31 December 2021	908	682	48	1,637

(in USD million)	Vessels	Land and buildings	Storage facilities	Total
Right of use assets at 1 January 2020	699	861	108	1,668
Additions including remeasurements	720	(27)	22	714
Depreciation	(364)	(82)	(45)	(491)
Right of use assets at 31 December 2020	1,054	752	85	1,891

The right of use assets are included within the line item Property, plant and equipment in the balance sheet. See also note 9 Property, plant and equipment.

21 Other commitments, contingent liabilities and contingent assets

Contractual commitments
Equinor ASA had contractual commitments of USD 200 million at 31 December 2021. The contractual commitments reflect Equinor ASAs share of financing activities related to exploration activities.

Other long-term commitments
Equinor ASA has entered into various long-term agreements for pipeline transportation as well as terminal use, processing, storage and entry/exit capacity commitments and commitments related to specific purchase agreements. The agreements ensure the rights to the capacity or volumes in question, but also impose on Equinor the obligation to pay for the agreed-upon service or commodity, irrespective of actual use. The contracts' terms vary with durations of up to 2060.

Take-or-pay contracts for the purchase of commodity quantities are only included in the table below if their contractually agreed pricing is of a nature that will or may deviate from the obtainable market prices for the commodity at the time of delivery.

Obligations payable by Equinor ASA to entities accounted for as associates and joint ventures are included gross in the table below. Obligations payable by Equinor ASA to entities accounted for as joint operations (for example pipelines) are included net (i.e. gross commitment less Equinor ASA´s ownership share).

The table below includes USD 930 million related to the non-lease components of lease agreements reflected in the accounts according to IFRS 16, as well as leases not yet commenced. See note 20 Leases for information regarding lease related commitments.

Nominal minimum other long-term commitments at 31 December 2021:

(in USD million)	
2022	1,027
2023	864
2024	827
2025	877
2026	682
Thereafter	3,343
Total other long-term commitments	7,620

Guarantees
Equinor ASA has provided parent company guarantees and also counter-guaranteed certain bank guarantees to cover liabilities of subsidiaries in countries of operations. Equinor ASA has guaranteed for its proportionate portion of an associate's long-term bank debt, payment obligations under the contracts and some third-party obligations, amounting to USD 314 million. The fair value and book value of the guarantees is immaterial.

Contingencies
Equinor ASA is the participant in certain entities ("DAs") in which the company has unlimited responsibility for its proportionate share of such entities' liabilities, if any, and also participates in certain companies ("ANSs") in which the participants in addition have joint and several liabilities. For further details, see note 10 Investments in subsidiaries and other equity accounted investments.

Deviation notices from Norwegian tax authorities
In the fourth quarter of 2020, Equinor received a decision from the Norwegian tax authorities related to the capital structure of the subsidiary Equinor Service Center Belgium N.V. The decision concludes that the capital structure has to be based on the arm length's principle and the decision covers the fiscal years 2012 to 2016. Maximum exposure is estimated to be approximately USD 182 million, for which Equinor has received a claim that was settled in 2021. Equinor has brought the case to court and if Equinor's view prevails, the tax payment will be refunded. It continues to be Equinor's view that the group has a strong position, and at year-end 2021 no amounts have consequently been expensed in the financial statements.

Other claims
During the normal course of its business, Equinor ASA is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor ASA has provided in its financial statements for probable liabilities related to litigation and claims based on the company's best judgment. Equinor ASA does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Provisions related to claims and disputes are reflected within note 18 Provisions and other liabilities.

22 Related parties

Reference is made to note 25 Related parties in Equinor's Consolidated financial statement for information regarding Equinor ASA's related parties. This includes information regarding related parties as a result of Equinor ASA's ownership structure and also information regarding transactions with the Norwegian State.

Transactions with group companies
Revenue transactions with related parties are presented in note 3 Revenues. Total intercompany revenues amounted to USD 4,837 million and USD 2,669 million in 2021 and 2020, respectively. The major part of intercompany revenues is attributed to sales of crude oil and sales of refined products to Equinor Marketing and Trading Inc, USD 1,708 million and USD 906 million in 2021 and 2020, respectively and Equinor Refining Denmark A/S, USD 2,523 million and USD 1,455 million in 2021 and 2020, respectively.

Equinor ASA sells natural gas and pipeline transport on a back-to-back basis to Equinor Energy AS. Similarly, Equinor ASA enters into certain financial contracts, also on a back-to-back basis with Equinor Energy AS. All of the risks related to these transactions are carried by Equinor Energy AS and the transactions are therefore not reflected in Equinor ASA's financial statements.

Equinor ASA buys volumes from its subsidiaries and sells them into the market. Total purchases of goods from subsidiaries amounted to USD 24,473 million and USD 16,528 million in 2021 and 2020, respectively. The major part of intercompany purchases of goods is attributed to Equinor Energy AS, USD 15,973 million and USD 8,430 million in 2021 and 2020, respectively and Equinor US Holdings Inc, USD 4,551 million and USD 4,993 million in 2021 and 2020, respectively.

In relation to its ordinary business operations, Equinor ASA has regular transactions with group companies in which Equinor has ownership interests. Equinor ASA makes purchases from group companies amounting to USD 236 million and USD 254 million in 2021 and 2020, respectively.

Expenses incurred by the company, such as personnel expenses, are accumulated in cost pools. Such expenses are allocated in part on an hours incurred cost basis to Equinor Energy AS, to other group companies, and to licences where Equinor Energy AS or other group companies are operators. Cost allocated in this manner is not reflected in Equinor ASA's financial statements. Expenses allocated to group companies amounted to USD 7,990 million and USD 5,642 million in 2021 and 2020, respectively. The major part of the allocation is related to Equinor Energy AS, USD 6,608 million, and USD 4,716 million in 2021 and 2020, respectively.

Other transactions
Reference is made to note 25 Related parties in Equinor's Consolidated financial statement for information regarding Equinor ASAs transactions with related parties based on ordinary business operations.

Current receivables and current liabilities from subsidiaries and other equity accounted companies are included in note 11 Financial assets and liabilities.

Related party transactions with management and management remunerations for 2021 are presented in note 4 Remuneration.

8 March 2022

THE BOARD OF DIRECTORS OF EQUINOR ASA

/s/ JON ERIK REINHARDSEN
CHAIR

/s/ JEROEN VAN DER VEER
DEPUTY CHAIR

/s/ BJØRN TORE GODAL

/s/ REBEKKA GLASSER HERLOFSEN

/s/ ANNE DRINKWATER

/s/ JONATHAN LEWIS

/s/ FINN BJØRN RUYTER

/s/ TOVE ANDERSEN

/s/ STIG LÆGREID

/s/ PER MARTIN LABRÅTEN

/s/ HILDE MØLLERSTAD

/s/ ANDERS OPEDAL
PRESIDENT AND CEO

Additional information

5.1 Shareholder information

Equinor is the largest company listed on the Oslo Børs where it trades under the ticker code EQNR. Equinor is also listed on the New York Stock Exchange under the ticker code EQNR, trading in the form of American Depositary Shares (ADS).

Equinor's shares have been listed on the Oslo Børs and the New York Stock Exchange since our initial public offering on 18 June 2001. The ADSs traded on the New York Stock Exchange are evidenced by American Depositary Receipts (ADR), and each ADS represents one ordinary share.

Dividend policy and dividends

It is Equinor's ambition to grow the annual cash dividend measured in USD per share in line with long-term underlying earnings.

Equinor's board approves first, second and third quarter interim dividends, based on an authorisation from the annual general meeting (AGM), while the AGM approves the fourth quarter dividend and implicitly the total annual dividend based on a proposal from the board. It is Equinor's intention to pay quarterly dividends, although when deciding the interim dividends and recommending the total annual dividend level, the board will take into consideration expected cash flow, capital expenditure plans, financing requirements and appropriate financial flexibility.

In addition to cash dividend, Equinor might buy-back shares as part of total distribution of capital to the shareholders. The shareholders at the AGM may vote to reduce, but may not increase, the fourth quarter dividend proposed by the board of directors. Equinor announces dividend payments in connection with quarterly results. Payment of quarterly dividends is expected to take place within six months after the announcement of each quarterly dividend.

The following table shows the cash dividend amounts to all shareholders since 2017 on a per share basis and in aggregate.

Fiscal year	Curr.	Q1	Curr.	Q2	Curr.	Q3	Curr.	Q4	Curr.	Ordinary dividend per share
				Ordinary dividend per share						
2017	USD	0.2201	USD	0.2201	USD	0.2201	USD	0.2300	USD	0.8903
2018	USD	0.2300	USD	0.2300	USD	0.2300	USD	0.2600	USD	0.9500
2019	USD	0.2600	USD	0.2600	USD	0.2600	USD	0.2700	USD	1.0500
2020	USD	0.0900	USD	0.0900	USD	0.1100	USD	0.1200	USD	0.4100
2021	USD	0.1500	USD	0.1800	USD	0.1800	USD	0.2000	USD	0.7100

The board of directors proposes to the AGM a cash dividend of USD 0.20 per share for the fourth quarter of 2021 and to introduce an extraordinary quarterly cash dividend of USD 0.20 per share for the fourth quarter of 2021 and for the first three quarters of 2022. The Equinor share will trade ex-dividend 12 May 2022 on OSE and for ADR holders on NYSE. Record date will be 13 May 2022 on OSE and NYSE. Payment date will be 27 May 2022.

Dividends in NOK per share will be calculated and communicated four business days after record date for shareholders at Oslo Børs. The NOK dividend will be based on average USD/NOK exchange rates from Norges Bank in the period plus/minus three business days from record date, in total seven business dates.

Share buy-back
For the period 2013-2021, the board of directors has been authorised by the annual general meeting of Equinor to repurchase Equinor shares in the market for subsequent annulment. It is Equinor's intention to renew this authorisation at the annual general meeting in May 2022.

On 14 June 2021 the board of directors of Equinor ASA launched an indicative USD 600 million programme for 2021 and an indicative annual share buy-back programme of up to USD 1.2 billion starting from 2022, subject to board approvals before starting tranches. The first tranche was approved by the board of directors of Equinor ASA on 27 July 2021 with market operations of USD 99 million and commenced on 28 July 2021 and ended 28 September 2021. The second tranche of the market operations of the programme of USD 330 million were approved by the board of directors of Equinor ASA on 26 October and commenced on 27 October 2021 and ended 31 January 2022. The share buy-back programme is expected to be executed when Brent oil prices are in or above the range of 50-60 USD/bbl and Equinor's net debt ratio[25] stays within the communicated ambition of 15-30% and this is supported by commodity prices.

[25] See section 5.2 Non-GAAP financial measures

Shares purchased by issuer

Shares are acquired in the market for transfer to employees under the share savings scheme in accordance with the limits set by the board of directors.

Equinor's share savings plan

Since 2004, Equinor has had a share savings plan for employees of the company. The purpose of this plan is to strengthen the business culture and encourage loyalty through employees becoming part-owners of the company.

Through regular salary deductions, employees can invest up to 5% of their base salary in Equinor shares. In addition, the company contributes 20% of the total share investment made by employees in Norway, up to a maximum of NOK 1,500 per year (approximately USD 175). This company contribution is a

tax-free employee benefit under 2021 Norwegian tax legislation. The company will contribute in 2022 but as a taxable income. After a lock-in period of two calendar years, one extra share will be awarded for each share purchased. Under current Norwegian tax legislation, the share award is a taxable employee benefit, with a value equal to the value of the shares and taxed at the time of the award.

The board of directors is authorised to acquire Equinor shares in the market on behalf of the company. The authorisation is valid until the next annual general meeting, but not beyond 30 June 2022. This authorisation replaces the previous authorisation to acquire Equinor's own shares for implementation of the share savings plan granted by the annual general meeting 11 May 2017. It is Equinor's intention to renew this authorisation at the annual general meeting on 11 May 2022.

Period in which shares were repurchased	Number of shares repurchased	Average price per share in NOK	Total number of shares purchased as part of programme	Maximum number of shares that may yet be purchased under the programme authorisation
Jan-21	646,514	165.5399	6,065,868	7,934,132
Feb-21	696,049	154.8554	6,761,917	7,238,083
Mar-21	617,558	175.2210	7,379,475	6,620,525
Apr-21	643,918	167.3735	8,023,393	5,976,607
May-21	603,872	178.0344	8,627,265	5,372,735
Jun-21	573,858	186.0530	573,858	14,626,142
Jul-21	613,050	174.7683	1,186,908	14,013,092
Aug-21	575,122	186.4915	1,762,030	13,437,970
Sep-21	515,135	209.0422	2,277,165	12,922,835
Oct-21	472,560	228.9800	2,749,725	12,450,275
Nov-21	482,020	225.2311	3,231,745	11,968,255
Dec-21	467,800	233.7323	3,699,545	11,500,455
Jan-22	439,542	254.6852	4,139,087	11,060,913
Feb-22	428,573	263.6656	4,567,660	10,632,340
TOTAL	7,775,571 [1]	200.2624 [2]		

1) All shares repurchased have been purchased in the open market and pursuant to the authorisation mentioned above.

2) Weighted average price per share.

Equinor ADR programme fees

Fees and charges payable by a holder of ADSs.
JPMorgan Chase Bank N.A. (JPMorgan), serves as the depositary for Equinor's ADR programme having replaced the Deutsche Bank Trust Company Americas (Deutsche Bank) pursuant to the Further Amended and Restated Deposit Agreement dated 4 February 2019. JPMorgan collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them. The depositary collects other fees from investors by billing ADR holders, by deducting such fees and charges from the amounts distributed or by deducting such fees from cash dividends or other cash distributions. The depositary may refuse to provide fee-attracting services until its fees for those services are paid.

The charges of the depositary payable by investors are as follows:

ADR holders, persons depositing or withdrawing shares, and/or persons whom ADSs are issued, must pay:	For:
USD 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a deposit of shares, a distribution of shares or rights or other property, and issuances pursuant to stock dividends, stock splits, mergers, exchanges of securities or any other transactions or events affecting the ADSs or the deposited securities. Cancellation of ADSs for the purpose of withdrawal of deposited securities, including if the deposit agreement terminates, or a cancellation or reduction of ADSs for any other reason
USD 0.05 (or less) per ADS	Any cash distribution made or elective cash/stock dividend offered pursuant to the Deposit Agreement
USD 0.05 (or less) per ADS, per calendar year (or portion thereof)	For the operation and maintenance costs in administering the ADR programme
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution to registered ADR holders of (i) securities distributed by the company to holders of deposited securities or (ii) cash proceeds from the sale of such securities
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	SWIFT, cable, telex, facsimile transmission and delivery charges (as provided in the deposit agreement). Fees, expenses and other charges of JPMorgan or its agent (which may be a division, branch or affiliate) for converting foreign currency to USD, which shall be deducted out of such foreign currency.
Taxes and other governmental charges the Depositary or the custodian have to pay, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any fees, charges and expenses incurred by the Depositary or its agents for the servicing of the deposited securities, the sale of securities, the delivery of deposited securities or in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation, including without limitation expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment	As necessary

Direct and indirect payments by the depositary
Under our arrangement with J.P. Morgan, the company will each year receive from J.P. Morgan the lesser of (a) USD 2,000,000 and (b) the difference between revenues and expenses of the ADR programme. For the year ended 31 December 2021, J.P. Morgan reimbursed USD 2,000,000 to the company. Other reasonable costs associated with the administration of the ADR programme are borne by the company. For the year ended 31 December 2021, such costs, associated with the administration of the ADR programme, paid by the company, added up to USD

201,166. Under certain circumstances, including the removal of J.P. Morgan as depositary, the company is required to repay to JPMorgan certain amounts paid to the company in prior periods.

Taxation

Norwegian tax consequences
This section describes material Norwegian tax consequences for shareholders in connection with the acquisition, ownership and disposal of shares and American Depositary Shares ("ADS") in Equinor. The term "shareholders" refers to both holders of shares and holders of ADSs, unless otherwise explicitly stated.

The outline does not provide a complete description of all Norwegian tax regulations that might be relevant (i.e. for investors to whom special regulations may apply, including shareholders that carry on business activities in Norway, and whose shares or ADSs are effectively connected with such business activities), and is based on current law and practice. Shareholders should consult their professional tax advisers for advice about individual tax consequences.

Taxation of dividends received by Norwegian shareholders
Corporate shareholders (i.e. limited liability companies and similar entities) residing in Norway for tax purposes are generally subject to tax in Norway on dividends received from Norwegian companies. The basis for taxation is 3% of the dividends received, which is subject to the standard income tax rate of 22%.

Individual shareholders residing in Norway for tax purposes are subject to the standard income tax rate of 22% for dividend income exceeding a basic tax free allowance. However, dividend income exceeding the basic tax free allowance is grossed up with a factor of 1.44 before being included in the ordinary taxable income, resulting in an effective tax rate of 31.68% (22% x 1.44) for the income year 2021. The tax free allowance is computed for each individual share or ADS and corresponds as a rule to the cost price of that share or ADS multiplied by an annual risk-free interest rate. Any part of the calculated allowance for one year that exceeds the dividend distributed for the share or ADS ("unused allowance") may be carried forward and set off against future dividends received on (or gains upon the realisation of, see below) the same share or ADS. Any unused allowance will also be added to the basis for computation of the allowance for the same share or ADS the following year.

Individual shareholders residing in Norway for tax purposes may hold the listed shares in companies resident within the EEA through a stock savings account. Dividend on shares owned through the stock savings account is only taxable when the dividend is withdrawn from the account.

Taxation of dividends received by foreign shareholders
Non-resident shareholders are as a starting point subject to Norwegian withholding tax at a rate of 25% on dividends from Norwegian companies. The distributing company is responsible for deducting the withholding tax upon distribution to non-resident shareholders.

Corporate shareholders that carry on business activities in Norway, and whose shares or ADSs are effectively connected with such activities are not subject to withholding tax. For such shareholders, 3% of the received dividends are subject to the standard income tax of 22%.

Certain other important exceptions and modifications are outlined below.

The withholding tax does not apply to corporate shareholders in the EEA that are comparable to Norwegian limited liability companies or certain other types of Norwegian entities, and are further able to demonstrate that they are genuinely established and carry on genuine economic business activity within the EEA, provided that Norway is entitled to receive information from the country of residence pursuant to a tax treaty or other international treaty. If no such treaty exists with the country of residence, the shareholder may instead present confirmation issued by the tax authorities of the country of residence verifying the documentation.

The withholding rate of 25% is often reduced in tax treaties between Norway and other countries. The reduced withholding tax rate will generally only apply to dividends paid on shares held by shareholders who are able to properly demonstrate that they are the beneficial owner and entitled to the benefits of the tax treaty.

Individual shareholders residing for tax purposes in the EEA may apply to the Norwegian tax authorities for a refund if the tax withheld by the distributing company exceeds the tax that would have been levied on individual shareholders resident in Norway.

Individual shareholders residing for tax purposes in the EEA may hold the listed shares in companies resident within the EEA through a stock savings account. Dividend on shares owned through the stock savings account will only be subject to withholding tax when withdrawn from the account.

Procedure for claiming a reduced withholding tax rate on dividends:
A foreign shareholder that is entitled to an exemption from or reduction of withholding tax on dividends, may request that the exemption or reduction is applied at source by the distributor. Such request must be accompanied by satisfactory documentation which supports that the foreign shareholder is entitled to a reduced withholding tax rate. Specific documentation requirements apply.

For holders of shares and ADSs deposited with JPMorgan Chase Bank N.A. (JPMorgan), documentation establishing that the holder is eligible for the benefits under a tax treaty with Norway, may be provided to JPMorgan. JPMorgan has been granted permission by the Norwegian tax authorities to receive dividends from us for redistribution to a beneficial owner of shares and ADSs at the applicable treaty withholding rate.

The statutory 25% withholding tax rate will be levied on dividends paid to shareholders (either directly or through a depositary) who have not provided the relevant documentation to the relevant party that they are eligible for a reduced rate. The beneficial owners will in this case have to apply to Skatteetaten (The Norwegian Tax Administration) for a refund of the excess amount of tax withheld. Please refer to the tax authorities' web page for more information and the requirements of such application: www.skatteetaten.no/en/person.

Taxation on realisation of shares and ADSs
Corporate shareholders resident in Norway for tax purposes are not subject to tax in Norway on gains derived from the sale, redemption or other disposal of shares or ADSs in Norwegian companies. Capital losses are not deductible.

Individual shareholders residing in Norway for tax purposes are subject to tax in Norway on the sale, redemption or other disposal of shares or ADSs. Gains or losses in connection with such realisation are included in the individual's ordinary taxable income in the year of disposal, which is subject to the standard income tax rate of 22%. However, the taxable gain or deductible loss is grossed up with a factor of 1.44 before included in the ordinary taxable income, resulting in an effective tax rate of 31.68% (22% x 1.44) for the income year 2021.

The taxable gain or deductible loss (before gross up) is calculated as the sales price adjusted for transaction expenses minus the taxable basis. A shareholder's tax basis is normally equal to the acquisition cost of the shares or ADSs. Any unused allowance pertaining to a share may be deducted from a taxable gain on the same share or ADS but may not lead to or increase a deductible loss. Furthermore, any unused allowance may not be set off against gains from the realisation of the other shares or ADSs.

If a shareholder disposes of shares or ADSs acquired at different times, the shares or ADSs that were first acquired will be deemed to be first sold (the "FIFO" principle) when calculating gain or loss for tax purposes.

Individual shareholders residing in Norway for tax purposes may hold listed shares in companies resident within the EEA through a stock savings account. Gain on shares owned through the stock savings account will only be taxable when withdrawn from the account whereas loss on shares will be deductible when the account is terminated.

A corporate shareholder or an individual shareholder who ceases to be tax resident in Norway due to Norwegian law or tax treaty provisions may, in certain circumstances, become subject to Norwegian exit taxation on unrealised capital gains related to shares or ADSs.

Shareholders not residing in Norway are generally not subject to tax in Norway on capital gains, and losses are not deductible on the sale, redemption or other disposal of shares or ADSs in Norwegian companies, unless the shareholder carries on business activities in Norway and such shares or ADSs are or have been effectively connected with such activities.

Wealth tax
The shares or ADSs are included in the basis for the computation of wealth tax imposed on individuals residing in Norway for tax purposes. Norwegian limited liability companies and certain similar entities are not subject to wealth tax. The marginal wealth tax rate for the income year 2021 is 0.85% of the value assessed. The assessment value of listed shares (including ADSs) is 55% of the listed value of such shares or ADSs on 1 January 2022.

Non-resident shareholders are not subject to wealth tax in Norway for shares and ADSs in Norwegian limited liability companies unless the shareholder is an individual and the shareholding is effectively connected with the individual's business activities in Norway.

Inheritance tax and gift tax
No inheritance or gift tax is imposed in Norway.

Transfer tax
No transfer tax is imposed in Norway in connection with the sale or purchase of shares or ADSs.

United States tax matters
This section describes the material United States federal income tax consequences for US holders (as defined below) of the ownership and disposition of shares or ADSs. It only applies to you if you hold your shares or ADSs as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organisations, insurance companies, partnerships or entities or arrangements that are treated as partnerships for United States federal income tax purposes, persons that actually or constructively own 10% of the combined voting power of voting stock of Equinor or of the total value of stock of Equinor, persons that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, persons that purchase or sell shares or ADSs as a part of a wash sale for tax purposes, or persons whose functional currency is not USD.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, and the Convention between the United States of America and the Kingdom of Norway for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Property (the "Treaty"). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will generally be treated as the owner of the ordinary shares represented by those ADRs. Exchanges of shares for ADRs and ADRs for shares will not generally be subject to United States federal income tax.

A "US holder" is a beneficial owner of shares or ADSs that is, for United States federal income tax purposes: (i) a citizen or resident of the United States; (ii) a United States domestic corporation; (iii) an estate whose income is subject to United States federal income tax regardless of its source; or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorised to control all substantial decisions of the trust.

You should consult your own tax adviser regarding the United States federal, state and local and Norwegian and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

The tax treatment of the shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below, under "–PFIC rules", this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

Taxation of distributions
Under the United States federal income tax laws, the gross amount of any distribution (including any Norwegian tax withheld from the distribution payment) paid by Equinor out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of its shares, will be treated as a dividend that is taxable for you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. If you are a non-corporate US holder, dividends that constitute qualified dividend income will be eligible to be taxed at the preferential rates applicable to long-term capital gains as long as, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States or Equinor is eligible for benefits under the Treaty. We believe that Equinor is currently eligible for the benefits of the Treaty and we therefore expect that dividends on the ordinary shares or ADSs will be qualified dividend income. To qualify for the preferential rates, you must hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet certain other requirements. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

The amount of the dividend distribution that you must include in your income will be the value in USD of the payments made in NOK determined at the spot NOK/USD rate on the date the dividend distribution is includible in your income, regardless of whether or not the payment is in fact converted into USD. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your tax basis in the shares or ADSs and, to the extent in excess of your tax basis, will be treated as capital gain. However, Equinor does not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the 15% Norwegian tax withheld in accordance with the Treaty and paid to Norway will be creditable or deductible against your United States federal income tax liability, unless a reduction or refund of the tax withheld is available to you under Norwegian law. Special rules apply in determining the foreign tax credit limitation with respect

to dividends that are subject to the preferential tax rates. Dividends will generally be income from sources outside the United States and will generally be "passive" income for purposes of computing the foreign tax credit allowable to you. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date you include the dividend payment in income until the date you convert the payment into USD will generally be treated as US-source ordinary income or loss and will not be eligible for the special tax rate.

Taxation of capital gains
If you sell or otherwise dispose of your shares or ADSs, you will generally recognise a capital gain or loss for United States federal income tax purposes equal to the difference between the value in USD of the amount that you realise and your tax basis, determined in USD, in your shares or ADSs. Capital gain of a non-corporate US holder is generally taxed at preferential rates if the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. If you receive any foreign currency on the sale of shares or ADSs, you may recognise ordinary income or loss from sources within the United States as a result of currency fluctuations between the date of the sale of the shares or ADSs and the date the sales proceeds are converted into USD. You should consult your own tax adviser regarding how to account for payments made or received in a currency other than USD.

PFIC rules
We believe that the shares and ADSs should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. If we were to be treated as a PFIC, a gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as a capital gain. Instead, unless you elect to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, you would generally be treated as if you had realised such gain and certain "excess distributions" ratably over your holding period for the shares or ADSs. Amounts allocated to the year in which the gain is realised or the "excess distribution" is received or to a taxable year before we were classified as a PFIC would be subject to tax at ordinary income tax rates, and amounts allocated to all other years would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during the period you held the shares or ADSs. Dividends that you receive from us will not be eligible for the preferential tax rates if we are treated as a PFIC with respect to you, either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

Foreign Account Tax Compliance Withholding
A 30% withholding tax will be imposed on certain payments to certain non-US financial institutions that fail to comply with information reporting requirements or certification

requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to the 30% withholding tax on payments to them, we and other non-US financial institutions may be required to report information to the IRS regarding the holders of shares or ADSs and to withhold on a portion of payments under the shares or ADSs to certain holders that fail to comply with the relevant information reporting requirements (or hold shares or ADSs directly or indirectly through certain non-compliant intermediaries). However, under proposed Treasury regulations, such withholding will not apply to payments made before the date that is two years after the date on which final regulations defining the term "foreign passthru payment" are enacted. The rules for the implementation of these requirements have not yet been fully finalised, so it is impossible to determine at this time what impact, if any, these requirements will have on holders of the shares and ADSs.

Major shareholders

The Norwegian State is the largest shareholder in Equinor, with a direct ownership interest of 67%. Its ownership interest is managed by the Norwegian Ministry of Trade, Industry and Fisheries.



Distribution of shareholders at year end 2021

- Norwegian State (held directly) — 67%
- Norwegian Private Owners — 9.39%
- UK — 3.43%
- Rest of Europe — 7.95%
- US — 10.88%
- Rest of World — 1.35%



Free float breakdown

- Norwegian Private Owners — 27%
- Nordic region (excl Norway) — 2%
- UK — 10%
- Rest of Europe — 20%
- US ordinary shares — 31%
- ADRs — 6%
- Rest of World — 4%

As of 31 December 2021, the Norwegian State had a 67% direct ownership interest in Equinor and a 3.6% indirect interest through the National Insurance Fund (Folketrygdfondet), totalling 70.6%.

Equinor has one class of shares, and each share confers one vote at the general meeting. The Norwegian State does not have any voting rights that differ from the rights of other ordinary shareholders. Pursuant to the Norwegian Public Limited Liability Companies Act, a majority of at least two-thirds of the votes cast as well as of the votes represented at a general meeting is required to amend our articles of association. As long as the Norwegian State owns more than one-third of our shares, it will be able to prevent any amendments to our articles of association. Since the Norwegian State, acting through the Norwegian Minister of Petroleum and Energy, has in excess of two-thirds of the shares in the company, it has sole power to amend our articles of association. In addition, as majority shareholder, the Norwegian State has the power to control any decision at general meetings of our shareholders that requires a majority vote, including the election of the majority of the corporate assembly, which has the power to elect our board of directors and approve the dividend proposed by the board of directors.

The Norwegian State endorses the principles set out in "The Norwegian Code of Practice for Corporate Governance", and it has stated that it expects companies in which the State has ownership interests to adhere to the code. The principle of ensuring equal treatment of different groups of shareholders is a key element in the State's own guidelines. In companies in which the State is a shareholder together with others, the State wishes to exercise the same rights and obligations as any other shareholder and not act in a manner that has a detrimental effect on the rights or financial interests of other shareholders. In addition to the principle of equal treatment of shareholders, emphasis is also placed on transparency in relation to the State's ownership and on the general meeting being the correct arena for owner decisions and formal resolutions.

Shareholders at December 2021	Number of Shares	Ownership in %
1 Government of Norway	2,182,650,763	67.00%
2 Folketrygdfondet	120,551,782	3.70%
3 BlackRock Institutional Trust Company, N.A.	35,910,427	1.10%
4 Schroder Investment Management Ltd. (SIM)	35,312,273	1.08%
5 The Vanguard Group, Inc.	31,919,771	0.98%
6 T. Rowe Price Associates, Inc	22,690,956	0.70%
7 DNB Asset Management AS	20,054,515	0.62%
8 KLP Forsikring	19,428,192	0.60%
9 Dodge & Cox	19,239,700	0.59%
10 Storebrand Kapitalforvaltning AS	17,013,421	0.52%
11 Wellington Management Company, LLP	15,122,526	0.46%
12 Marathon Asset Management LLP	13,762,270	0.42%
13 SAFE Investment Company Limited	11,942,771	0.37%
14 BlackRock Investment Management (UK) Ltd.	11,839,222	0.36%
15 Lazard Asset Management, L.L.C.	11,711,934	0.36%
16 State Street Global Advisors (US)	11,635,616	0.36%
17 Templeton Investment Counsel, L.L.C.	10,107,080	0.31%
18 BlackRock Advisors (UK) Limited	9,507,244	0.29%
19 Alfred Berg Kapitalforvaltning AS	9,221,242	0.28%
20 Ruffer LLP	8,922,493	0.27%

Source: Data collected by third party, authorised by Equinor, December 2021.

Exchange controls and limitations

Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval. An exception applies to the physical transfer of payments in currency exceeding certain thresholds, which must be declared to the Norwegian custom authorities. This means that non-Norwegian resident shareholders may receive dividend payments without Norwegian exchange control consent as long as the payment is made through a licensed bank or other licensed payment institution.

There are no restrictions affecting the rights of non-Norwegian residents or foreign owners to hold or vote for our shares.

5.2 Use and reconciliation of non-GAAP financial measures

Since 2007, Equinor has been preparing the Consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European union (EU) and as issued by the International Accounting Standards Board. IFRS has been applied consistently to all periods presented in the 2021 Consolidated financial statements.

Equinor is subject to SEC regulations regarding the use of non-GAAP financial measures in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with generally accepted accounting principles: (i.e, IFRS in the case of Equinor). The following financial measures may be considered non-GAAP financial measures:

a) Net debt to capital employed ratio, Net debt to capital employed ratio adjusted, including lease liabilities and Net debt to capital employed ratio adjusted
b) Return on average capital employed (ROACE)
c) Organic capital expenditures
d) Free cashflow and organic free cashflow
e) Adjusted earnings and adjusted earnings after tax
f) Total shareholder return (TSR)
g) Gross capital expenditure (gross capex)

a) Net debt to capital employed ratio

In Equinor's view, net debt ratio provides a more informative picture of Equinor's financial strength than gross interest-bearing financial debt. Three different net debt ratios are provided below; 1) net debt to capital employed ratio, 2) net debt to capital employed ratio adjusted, including lease liabilities, and 3) net debt to capital employed ratio adjusted.

The calculation is based on gross interest-bearing financial debt in the balance sheet and adjusted for cash, cash equivalents and current financial investments. Certain adjustments are made, e.g. collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet are considered non-cash in the non-GAAP calculations. The financial investments held in Equinor Insurance AS are excluded in the non-GAAP calculations as they are deemed restricted. These two adjustments increase net debt and give a more prudent definition of the net debt to capital employed ratio than if the IFRS based definition was to be used. Following implementation of IFRS16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Net interest-bearing debt adjusted for these items is included in the average capital employed. The table below reconciles the net interest-bearing debt adjusted, the capital employed and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		For the year ended 31 December		
		2021	2020	2019
Shareholders' equity		39,010	33,873	41,139
Non-controlling interests		14	19	20
Total equity	A	39,024	33,892	41,159
Current finance debt		6,386	5,777	4,087
Non-current finance debt		29,854	32,338	24,945
Gross interest-bearing debt	B	36,239	38,115	29,032
Cash and cash equivalents		14,126	6,757	5,177
Current financial investments		21,246	11,865	7,426
Cash and cash equivalents and current financial investment	C	35,372	18,621	12,604
Net interest-bearing debt before adjustments	B1 = B-C	867	19,493	16,429
Other interest-bearing elements [1]		2,369	627	790
Net interest-bearing debt adjusted, including lease liabilities	B2	3,236	20,121	17,219
Lease liabilities		3,562	4,405	4,339
Net interest-bearing debt adjusted	B3	(326)	15,716	12,880
Calculation of capital employed:				
Capital employed	A+B1	39,891	53,385	57,588
Capital employed adjusted, including lease liabilities	A+B2	42,259	54,012	58,378
Capital employed adjusted [3]	A+B3	38,697	49,608	54,039
Calculated net debt to capital employed				
Net debt to capital employed	(B1)/(A+B1)	2.2%	36.5%	28.5%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	7.7%	37.3%	29.5%
Net debt to capital employed adjusted [3]	(B3)/(A+B3)	(0.8%)	31.7%	23.8%

1) Other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.

b) Return on average capital employed (ROACE)

This measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed adjusted, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items,

income taxes and minority interest, or to net income, which are measures calculated in accordance with IFRS or ratios based on these figures. For a reconciliation for adjusted earnings after tax, see e) later in this section.

ROACE was 22,7% in 2021, compared to 1,8% in 2020 and 12.0% in 2019. The change from 2020 is mainly due to increase in adjusted earnings after tax.

Calculated ROACE based on Adjusted earnings after tax and capital employed adjusted (in USD million, except percentages)	For the year ended 31 December		
	2021	2020	2019
Adjusted earnings after tax (A)	**10,042**	924	4,925
Average capital employed adjusted (B)	**44,153**	51,823	54,637
Calculated ROACE based on Adjusted earnings after tax and capital employed adjusted (A/B)	**22.7%**	1.8%	9.0 %

c) Organic capital expenditures

Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 4 Segments to the Consolidated financial statements, amounted to USD 8.5 billion in 2021.

Organic capital expenditures are capital expenditures excluding acquisitions, capital leases and other investments with significant different cash flow pattern.

In 2021, a total of USD 0.4 billion were excluded from the organic capital expenditures. Among items excluded from the organic capital expenditure in 2021 were acquisition of 100% interest in Polish onshore renewables developer Wento and additions of Right of Use (RoU) assets related to leases, resulting in organic capital expenditure of USD 8.1 billion.

In 2020, capital expenditures were USD 9.8 billion as per note 4 Segments to the Consolidated financial statements. A total of USD 2.0 billion were excluded from the organic capital expenditures. Among items excluded from the organic capital expenditure in 2020 were acquisition of 30% interest in the Bandurria Sur onshore block in Argentina, acquisition of a 49% share in LLC KrasGeoNaC in Russia, and additions of Right of Use (RoU) assets related to leases, resulting in organic capital expenditure of USD 7.8 billion.

d) Free cash flow

Free cash flow includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 42.0 billion), taxes paid (negative USD 8.6 billion), cash used in business combinations (USD 0.1 billion), capital expenditures and investments (negative USD 8.0 billion), (increase)/decrease in other items interest-bearing (USD 0.0 billion), proceeds from sale of assets and businesses (USD 1,9 billion), dividend paid (negative USD 1.8 billion) and share buy-back (negative USD 0,3 billion), resulting in a free cash flow of USD 25 billion in 2021.

e) Adjusted earnings and adjusted earnings after tax

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide an indication of the underlying operational and financial performance in the period (excluding financing) by adjusting by items that are not well correlated to Equinor's operating performance, and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:

Adjusted earnings are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses. Adjusted earnings adjusts for the following items:

- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period

- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made

- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers.

- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period

- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items

- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold

- **Eliminations (Internal unrealised profit on inventories:):** Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings

- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed

and can include transactions such as provisions related to reorganisation, early retirement, etc.

- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period

Adjusted earnings after tax – equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

Calculation of adjusted earnings after tax	For the year ended 31 December		
(in USD million)	2021	2020	2019
Net operating income	**33,663**	**(3,423)**	**9,299**
Total revenues and other income	**(1,836)**	**90**	**(1,022)**
Changes in fair value of derivatives	(146)	2	(291)
Periodisation of inventory hedging effect	49	224	306
Impairment from associated companies	4	3	23
Over-/underlift	(125)	(130)	166
Gain/loss on sale of assets	(1,561)	(9)	(1,227)
Provisions	(57)	-	-
Purchases [net of inventory variation]	**230**	**(168)**	**508**
Operational storage effects	(231)	127	(121)
Eliminations	461	(296)	628
Operating and administrative expenses	**(11)**	**378**	**619**
Over-/underlift	23	70	(32)
Other adjustments	(43)	1	-
Change in accounting policy[1]	-	-	123
Gain/loss on sale of assets	47	23	43
Provisions	(37)	285	485
Depreciation, amortisation and impairment	**1,288**	**5,715**	**3,429**
Impairment	2,963	5,934	3,549
Reversal of impairment	(1,675)	(218)	(120)
Exploration expenses	**152**	**1,345**	**651**
Impairment	175	1,397	651
Reversal of impairment	(22)	(63)	-
Provisions	-	11	-
Sum of adjustments to net operating income	**(177)**	**7,361**	**4,185**
Adjusted earnings	**33,486**	**3,938**	**13,484**
Tax on adjusted earnings	**(23,445)**	**(3,014)**	**(8,559)**
Adjusted earnings after tax	**10,042**	**924**	**4,925**

1) Change in accounting policy for lifting imbalances.

f) Total shareholder return (TSR)
Total shareholder return (TSR) is the sum of a share's price growth and dividends for the same period, divided by the share price at beginning of period.

g) Gross capital expenditure (gross capex)
Renewables (REN) and low-carbon solutions' (LCS) share of gross capex is calculated as gross capex to REN and LCS defined as investments prior to project financing, divided by total organic capex (including REN and LCS gross capex).

5.3 Legal proceedings

Equinor is involved in a number of proceedings globally concerning matters arising in connection with the conduct of its business. No further update is provided on previously reported legal or arbitration proceedings. Equinor does not believe such proceedings will, individually or in the aggregate, have a significant effect on Equinor's financial position, profitability, results of operations or liquidity. See also note 10 Income taxes and note 24 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

5.4 Report on payments to governments

Reporting in accordance with the Norwegian transparency rule
Pursuant to Norwegian Accounting Act §3-3d and the Norwegian Security Trading Act §5-5a, Equinor has prepared Report on payments to governments. The companies involved in extractive and logging activities are required to disclose payments made to governments at project and country level and additional contextual information, consisting of certain legal, monetary, numerical and production volume information, related to the extractive part of the operations or to the entire group.

Basis for preparation
The regulation requires Equinor to prepare a consolidated report for the previous financial year on direct payments to governments, including payments made by subsidiaries, joint operations and joint ventures, or on behalf of such entities involved in extractive activities.

Scope and validity
Equinor's extractive activities covering the exploration, prospecting, discovery, development and extraction of oil and natural gas are included in this report. Additional contextual information is disclosed for legal entities engaged in extractive activities or for the entire group, on a country or legal entity basis, as applicable.

Reporting principles
The report includes payments made directly by Equinor to governments, such as taxes and royalties. Payments made by the operator of an oil and/or gas licence on behalf of the licensed partners, such as area fees, are also included in this report. For assets where Equinor is the operator, the full payment made on behalf of the whole partnership (100%) is included. No payment will be disclosed in cases where Equinor is not the operator, unless the operator is a state-owned entity and it is possible to distinguish the payment from other cost recovery items.

Host government production entitlements paid by the licence operator are also included in the report. The size of such entitlements can in some cases constitute the most significant payments to governments.

For some of our projects, we have established a subsidiary to hold the ownership in a joint venture. For these projects, payments may be made to governments in the country of operation as well as to governments in the country where the subsidiary resides.

Payments to governments are reported in the year that the actual cash payment was made (cash principle). Amounts included as contextual information are reported in the year the transaction relates to (accrual principle), regardless of when the cash flows occurred, except for Income tax paid (cash principle). Amounts are subject to rounding. Rounding differences may occur in summary tables.

Government
In the context of this report, a government is defined as any national, regional or local authority of a country. It includes any department, agency or undertaking (i.e. corporation) controlled by that government.

Project definition
A project is defined as the operational activity governed by a single contract, licence, lease, concession or similar legal agreement and that forms the basis for payment obligations to a government.

Payments not directly linked to a specific project but levied at the company entity level, are reported at that level.

Materiality
Payments constitute a single payment, or a series of related payments that equal or exceed USD 100,000 during the year. Payments below the threshold in a given country will not be included in the overview of projects and payments.

Reporting currency
Payments to governments in foreign currencies (other than USD) are converted to USD using the average annual 2021 exchange rate.

Payment types disclosed at project or legal entity level that are relevant for Equinor
The following payment types are disclosed for legal entities involved in extractive activities. They are presented on a cash basis, net of any interest expenses, whether paid in cash or in-kind. In-kind payments are reported in millions of barrels of oil equivalent and the equivalent cash value.

- Tax levied on the income, production or profits of companies includes severance tax and taxes paid in-kind. The value of taxes paid in-kind is calculated based on the market price at the time of the in-kind payment. Taxes levied on consumption, such as value added tax, personal income tax, sales tax, withholding tax, property tax and environmental tax are excluded. Negative amounts represent tax refunds received from governments
- Royalties are usage-based payments for the right to the ongoing use of an asset
- Fees are typically levied on the right to use a geographical area for exploration, development and production and include rental fees, area fees, entry fees, concession fees and other considerations for licences and/or concessions. Administrative government fees that are not specifically related to the extractive activities or to access extractive resources, are excluded
- Bonuses are payments made when signing an oil and gas

lease, when discovering natural resources and/or when production has commenced. Bonuses often include signature-, discovery- and production bonuses and are a commonly used payment type, depending on the petroleum fiscal regime. Bonuses can also include elements of social contribution

- Host government production entitlements are the host government's share of production after oil production has been allocated to cover costs and expenses under a production sharing agreement (PSA). Host government production entitlements are most often paid in-kind. The value of these payments is calculated based on the market price at the time of the in-kind payment. For some PSAs, the host government production entitlements are sold by the operator, and the related costs are split between the partners. For these contracts, Equinor does not make payments directly to governments, but to the operator

Contextual information at country level

The report discloses contextual information for legal entities engaged in extractive activities in Equinor, as listed below. All information is disclosed in accordance with the accrual accounting principle.

- Investments are defined as additions to property, plant and equipment (including leases), capitalised exploration expenditures, intangible assets, long-term share investments and investments in associated companies
- Revenues associated with the production of crude oil and natural gas related to our extractive activities. Revenues include third party revenues and other income, inter-segment revenues and net income/(loss) from equity accounted investments
- Cost shows the sum of operating expenses, SG&A (sales, general and administrative expenses) and exploration expenses, adjusted for net impairments
- Equity production volumes are the volumes that correspond to Equinor's ownership interest in a field and do not include production of the Norwegian State's share of oil and natural gas

Contextual information at entity level

The following contextual information is disclosed for all of Equinor's legal entities as of 31 December 2021. The information is structured based on country of incorporation, which is the jurisdiction in which the company is registered.

- Country of operation is the country where the company performs its main activities
- The description of the core business activity is presented according to the business areas where the business operations take place. Each company is associated to a business area. Section 2.2 Business overview, Corporate structure of the Strategic report chapter in the annual report provides the descriptions of the business areas
- Number of employees (per company) is based on the registered company location. The actual number of employees present in a country can deviate from the reported figures due to expatriation. In some companies there are no employees. These may purchase man-hours from other companies in the Equinor group, as applicable
- Net intercompany interest is the company's net intercompany interest expense (interest expense minus

interest income) to companies in another jurisdiction. Interest between companies within the same jurisdiction is eliminated. Intercompany interest is the interest levied on long-term and short-term borrowings within the Equinor group

- Revenues as presented in the Consolidated statement of income, including third party revenues and other income, inter-company revenues and net income/(loss) from equity accounted investments
- Income before tax as presented in the Consolidated statement of income
- Income tax expense as defined in note 2 and note 10 to the Consolidated financial statements
- Income tax paid are reconciled to the amount presented in the Consolidated statement of cash flows and in addition include taxes paid in-kind in Algeria, Libya, and Nigeria
- Retained earnings include the gains and losses accumulated by the companies together with currency translation adjustments and other comprehensive income. Being part of shareholders equity, retained earnings are presented as reported in Equinor accounting system for consolidation purposes
- Retained earnings can be impacted by the dividend paid, group contributions and reclassifications between paid in capital and retained earnings. The retained earnings as presented in this report may be different compared to the figures in the statutory financial statement due to the differences in functional currency and accounting principles for group reporting versus local requirements.
- The parent company's shares in subsidiaries are not considered for impairment when the local statutory reporting is based on accounting principles different from IFRS or there are no local statutory requirements for impairment since these effects would be eliminated on the group reporting.

Consolidated overview

The consolidated overview below discloses the sum (total) of Equinor's payments to governments in each country, according to the payment type. The overview is based on the location of the receiving government. The total payments to each country may be different from the total payments disclosed in the overview of payments for each project in the report. This is because payments disclosed for each project relate to the country of operation, irrespective of the location of the receiving government.

In 2021, there is an upward trend in overall payments with increased taxes due to higher liquids and gas prices and the development in foreign exchange rates, as explained in section 2.11 Financial review of the Strategic report chapter in the annual report.

Payments to governments per country related to extractive activities (in USD million)	Taxes[1]	Royalties	Fees	Bonuses	Host government entitlements (USD million)	Host government entitlements (mmboe)	Total (value) 2021
Algeria	157	-	-	-	195	5	352
Angola	214	-	-	1	1,183	17	1,398
Argentina	0	0	1	-	-	-	1
Azerbaijan	38	-	0	-	515	7	553
Brazil	2	71	53	-	-	-	126
Canada	(2)	80	4	-	-	-	82
Iran	0	-	-	-	-	-	0
Libya	82	-	-	-	92	1	175
Mexico	0	-	6	-	-	-	7
Nicaragua	-	-	-	-	-	-	-
Nigeria	163	69	17	-	217	3	466
Norway	8,200	-	58	-	-	-	8,258
Russia	13	17	-	-	99	1	129
UK	1	-	5	-	-	-	6
USA	86	153	8	20	-	-	267
Total 2021	8,955	391	152	21	2,301	35	11,819
Total 2020	3,109	207	126	5	1,063	27	4,511

1) Taxes paid includes taxes paid in-kind

This report covers payments made directly by Equinor to governments, such as taxes and royalties. Payments made by the operator of an oil and/or gas licence on behalf of the licensed partners, such as area fees, are included. For assets where Equinor is the operator, the full payment made on behalf of the whole partnership (100%) is reported. In cases, where Equinor is not the operator, payments are not disclosed, unless the operator is a state-owned entity and it is possible to distinguish the payment from other cost recovery items. Host government production entitlements paid by the licence operator are reported.

Country details – payment per project and receiving government entity

(in USD million)	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Host government entitlements (in USD million)	Host government entitlements (mmboe)	Total (value) 2021
Algeria								
Payments per project								
Equinor In Salah AS	52.2	-	-	-	-	-	-	**52.2**
Equinor In Amenas AS	104.3	-	-	-	-	-	-	**104.3**
In Amenas	-	-	-	-	-	35.9	0.6	**35.9**
In Salah	-	-	-	-	-	159.3	4.1	**159.3**
Total	156.6	-	-	-	-	195.1	4.7	**351.7**
Payments per government								
Sonatrach[1]	156.6	-	-	-	-	195.1	4.7	**351.7**
Total	156.6	-	-	-	-	195.1	4.7	**351.7**
Angola								
Payments per project								
Equinor Dezassete AS	66.2	-	-	-	-	-	-	**66.2**
Equinor Angola Block 15 A	39.2	-	-	-	-	-	-	**39.2**
Equinor Angola Block 17	88.2	-	-	-	-	-	-	**88.2**
Equinor Angola Block 29 A	-	-	-	0.6	-	-	-	**0.6**
Equinor Angola Block 31 A	20.4	-	-	-	-	-	-	**20.4**
Block 15	-	-	-	-	-	167.4	2.6	**167.4**
Block 17	-	-	-	-	-	1,003.6	14.1	**1,003.6**
Block 31	-	-	-	-	-	12.2	0.2	**12.2**
Total	213.9	-	-	0.6	-	1,183.2	16.9	**1,397.7**
Payments per government								
BNA - Banco Nacional de Angola	213.9	-	-	-	-	-	-	**213.9**
Agencia Nacional De Petroleo Gas E Biocumbstivies	-	-	-	0.6	-	-	-	**0.6**
Sonangol EP	-	-	-	-	-	1,183.2	16.9	**1,183.2**
Total	213.9	-	-	0.6	-	1,183.2	16.9	**1,397.7**
Argentina								
Payments per project								
Exploration Argentina	0.5	0.2	0.6	-	-	-	-	**1.3**
Total	0.5	0.2	0.6	-	-	-	-	**1.3**
Payments per government								
Provincia del Neuquen - Administración	-	0.2	0.0	-	-	-	-	**0.2**
Administracion Federal de Ingresos	0.5	-	0.6	-	-	-	-	**1.1**
Total	0.5	0.2	0.6	-	-	-	-	**1.3**
Azerbaijan								
Payments per project								
Equinor Apsheron AS	36.0	-	-	-	-	-	-	**36.0**
Equinor BTC Caspian AS	2.2	-	-	-	-	-	-	**2.2**
Exp - Azerbaijan	-	-	0.3	-	-	-	-	**0.3**
ACG	-	-	-	-	-	514.7	7.4	**514.7**
Total	38.2	-	0.3	-	-	514.7	7.4	**553.2**
Payments per government								
Azerbaijan Main Tax Office	38.2	-	-	-	-	-	-	**38.2**
The State Oil Fund of the Republic of Azerbaijan	-	-	0.3	-	-	-	-	**0.3**
SOCAR - The State Oil Company of the Azerbaijan Republic	-	-	-	-	-	514.7	7.4	**514.7**
Total	38.2	-	0.3	-	-	514.7	7.4	**553.2**

Additional information

(in USD million)	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Host government entitlements (in USD million)	Host government entitlements (mmboe)	Total (value) 2021
Brazil								
Payments per project								
Roncador	-	71.4	49.7	-	-	-	-	**121.1**
Exploration Brazil	-	-	0.8	-	-	-	-	**0.8**
Bacalhau	-	-	0.2	-	-	-	-	**0.2**
Peregrino	-	-	2.0	-	-	-	-	**2.0**
Equinor Energy do Brasil Ltda	1.7	-	-	-	-	-	-	**1.7**
Total	1.8	71.4	52.7	-	-	-	-	**125.9**
Payments per government								
Ministerio da Fazenda - IR	1.7	-	-	-	-	-	-	**1.7**
Ministerio da Fazenda - Royalties	-	71.4	-	-	-	-	-	**71.4**
Ministerio da Fazenda - PE	-	-	50.1	-	-	-	-	**50.1**
Agência Nacional de Petróleo, Gás Natural e Biocombustíveis	-	-	2.6	-	-	-	-	**2.6**
Total	1.8	71.4	52.7	-	-	-	-	**125.9**
Canada								
Payments per project								
Equinor Canada Ltd.	(1.8)	-	-	-	-	-	-	**(1.8)**
Exploration Canada	-	-	3.7	-	-	-	-	**3.7**
Hibernia	-	76.6	0.0	-	-	-	-	**76.6**
Hebron	-	3.4	0.0	-	-	-	-	**3.4**
Total	(1.8)	80.0	3.7	-	-	-	-	**81.9**
Payments per government								
Government of Canada	-	43.5	-	-	-	-	-	**43.5**
Government of Newfoundland and Labrador	-	25.2	-	-	-	-	-	**25.2**
Canada Development investment Corp.	-	11.2	-	-	-	-	-	**11.2**
Canada-Newfoundland and Labrador Offshore Petr. Board	(0.0)	-	2.3	-	-	-	-	**2.2**
Government of Alberta	(1.3)	-	-	-	-	-	-	**(1.3)**
Receiver General Of Canada	(0.4)	-	1.4	-	-	-	-	**1.0**
Total	(1.8)	80.0	3.7	-	-	-	-	**81.9**
India								
Payments per project								
Equinor India AS	0.1	-	-	-	-	-	-	**0.1**
Total	0.1	-	-	-	-	-	-	**0.1**
Payments per government								
Income Tax Department	0.1	-	-	-	-	-	-	**0.1**
Total	0.1	-	-	-	-	-	-	**0.1**

(in USD million)	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Host government entitlements (in USD million)	Host government entitlements (mmboe)	Total (value) 2021
Iran[2]								
Payments per project								
Statoil SP Gas AS	0.1	-	-	-	-	-	-	**0.1**
Total	0.1	-	-	-	-	-	-	**0.1**
Payments per government								
Kemneren i Stavanger	0.1	-	-	-	-	-	-	**0.1**
Total	0.1	-	-	-	-	-	-	**0.1**
Libya								
Payments per project								
Equinor Murzuq AS	82.3	-	-	-	-	-	-	**82.3**
Murzuq	-	-	-	-	-	92.4	1.3	**92.4**
Total	82.3	-	-	-	-	92.4	1.3	**174.7**
Payments per government								
Tax Department Libya[3]	82.1	-	-	-	-	92.4	1.3	**174.5**
Kemneren i Stavanger[3]	0.2	-	-	-	-	-	-	**0.2**
Total	82.3	-	-	-	-	92.4	1.3	**174.7**
Mexico								
Payments per project								
Exploration Mexico	0.1	-	6.4	-	-	-	-	**6.5**
Total	0.1	-	6.4	-	-	-	-	**6.5**
Payments per government								
Servicio de Administracion Tributaria	-	-	3.6	-	-	-	-	**3.6**
Fondo Mexicano del Petrol	-	-	2.8	-	-	-	-	**2.8**
Equinor Upstream Mexico S.A. de C.V	0.1	-	-	-	-	-	-	**0.1**
Total	0.1	-	6.4	-	-	-	-	**6.5**

(in USD million)	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Host government entitlements (in USD million)	Host government entitlements (mmboe)	Total (value) 2021
Nigeria								
Payments per project								
Equinor Nigeria Energy Company Limited	137.1	69.0	-	-	-	-	-	**206.1**
Equinor Nigeria AS	25.5	-	-	-	-	-	-	**25.5**
Exploration Nigeria	-	-	0.5	-	-	-	-	**0.5**
Agbami	-	-	16.2	-	-	216.9	3.3	**233.1**
Total	162.6	69.0	16.7	-	-	216.9	3.3	**465.3**
Payments per government								
Nigerian National Petroleum Corporation[4]	137.1	69.0	-	-	-	216.9	3.3	**423.0**
The Federal Inland Revenue Service	25.5	-	0.3	-	-	-	-	**25.8**
Niger Delta Development Commission	-	-	6.1	-	-	-	-	**6.1**
Central Bank of Nigeria Education Tax	-	-	10.4	-	-	-	-	**10.4**
Total	162.6	69.0	16.7	-	-	216.9	3.3	**465.3**
Norway								
Payments per project								
Equinor Energy AS	8,199.7	-	-	-	-	-	-	**8,199.7**
Exploration Barents Sea	-	-	8.1	-	-	-	-	**8.1**
Exploration Norwegian Sea	-	-	13.6	-	-	-	-	**13.6**
Exploration North Sea	-	-	36.5	-	-	-	-	**36.5**
Total	8,199.7	-	58.1	-	-	-	-	**8,257.8**
Payments per government								
Oljedirektoratet	-	-	58.1	-	-	-	-	**58.1**
Skatteetaten	8,199.7	-	-	-	-	-	-	**8,199.7**
Total	8,199.7	-	58.1	-	-	-	-	**8,257.8**
Russia								
Payments per project								
Statoil Kharyaga AS	13.2	-	-	-	-	-	-	**13.2**
Kharyaga	-	16.7	-	-	-	99.1	1.4	**115.7**
Total	13.2	16.7	-	-	-	99.1	1.4	**128.9**
Zarubezhneft-Production Kharyaga LL	13.2	16.7	-	-	-	-	-	**29.9**
Treasury of the Russian Federation	-	-	-	-	-	99.1	1.4	**99.1**
Total	13.2	16.7	-	-	-	99.1	1.4	**128.9**

(in USD million)	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Host government entitlements (in USD million)	Host government entitlements (mmboe)	Total (value) 2021
UK								
Payments per project								
Equinor Production UK Limited	1.3	-	-	-	-	-	-	**1.3**
UK Utgard	-	-	0.3	-	-	-	-	**0.3**
Exploration UK Offshore	-	-	3.7	-	-	-	-	**3.7**
Frigg	-	-	0.2	-	-	-	-	**0.2**
Barnacle	-	-	0.2	-	-	-	-	**0.2**
Mariner	-	-	0.5	-	-	-	-	**0.5**
Total	1.3	-	4.8	-	-	-	-	**6.2**
Payments per government								
Oil And Gas Authority	-	-	4.8	-	-	-	-	**4.8**
Equinor UK Limited	1.3	-	-	-	-	-	-	**1.3**
Total	1.3	-	4.8	-	-	-	-	**6.2**
USA								
Payments per project								
Equinor US Holdings Inc.	20.4	-	-	-	-	-	-	**20.4**
Ceasar Tonga	-	141.9	0.0	0.0	-	-	-	**141.9**
Appalachian basin[5]	24.1	-	-	-	-	-	-	**24.1**
Bakken[5]	41.4	11.2	0.0	-	-	-	-	**52.6**
Exploration - US	-	-	8.2	20.2	-	-	-	**28.4**
Total	86.0	153.1	8.2	20.2	-	-	-	**267.5**
Payments per government								
Montana Department of Revenue	1.1	-	-	-	-	-	-	**1.1**
North Dakota Office of State Tax	0.7	-	-	-	-	-	-	**0.7**
Office of Natural Resources Revenue	-	144.7	8.2	20.2	-	-	-	**173.0**
State of North Dakota	-	8.4	-	-	-	-	-	**8.4**
State of Ohio Department of Taxation	1.9	-	-	-	-	-	-	**1.9**
State of West Virginia	8.6	-	-	-	-	-	-	**8.6**
Illinois Department of Revenue	1.9	-	-	-	-	-	-	**1.9**
Pennsylvania Department of Revenue	16.7	-	-	-	-	-	-	**16.7**
Internal Revenue Service	14.4	-	-	-	-	-	-	**14.4**
State of North Dakota Office of State Tax Commissioner	39.7	-	-	-	-	-	-	**39.7**
Other	1.1	-	0.0	-	-	-	-	**1.1**
Total	86.0	153.1	8.2	20.2	-	-	-	**267.5**

1) Algeria – Tax payments in-kind to Sonatrach of 3.1 mmboe were valued at USD 156.6 million.
2) Disclosure pursuant to Section 13(r) of the Exchange Act is provided in section 2.13 Risk review of the Strategic report chapter in the annual report.
3) Libya – Tax payments in-kind to Tax Department Libya of 1.2 mmboe were valued at USD 82 million.
4) Nigeria – Tax payments in-kind to Nigerian National Petroleum Corporation of 1.8 mmboe were valued at USD 137 million.
5) USA – Bakken was divested with an effective date 1 January 2021, Appalachian basin is owned by Equinor USA Onshore Properties Inc.

Contextual information at country level

The contextual information on investments, revenues, cost and equity production volumes is disclosed for each country and relates only to Equinor's entities engaged in extractive activities, covering the exploration, prospecting, discovery, development and extraction of oil and natural gas. The contextual information reported is based on data collected mainly for the purpose of financial reporting and is reconciled to the numbers reported for the Exploration and Production segments of Equinor.

Contextual information per country for Exploration & Production segments				
(in USD million)	Investments	Revenues	Cost[2]	Equity production volume (mmboe)
Algeria	28	593	102	17
Angola	223	1,479	256	39
Argentina	52	39	35	2
Australia	-	-	14	-
Azerbaijan	124	304	73	12
Brazil	1,009	757	742	13
Canada	63	516	223	7
Ireland	(8)	357	103	4
Libya	2	141	11	3
Mexico	0	0	7	-
Netherlands	-	-	1	-
Nicaragua	-	0	6	-
Nigeria	7	447	91	9
Norway	5,267	39,065	4,161	498
Russia	(17)	488	87	9
Suriname	-	-	8	-
Tanzania	0	0	7	-
UK	178	614	130	9
United Arab Emirates	-	0	1	-
USA	690	4,149	1,266	136
Venezuela	-	0	8	-
Total[1]	7,619	48,948	7,333	759

1) The total amounts correspond to the sum of the relevant numbers reported in the Exploration and Production segments in note 4 of the Consolidated financial statements.
2) Cost includes operating expenses, selling, general and administrative expenses, and exploration expenses, without net impairments as presented in the Consolidated financial statements.

Contextual information at Equinor group level

The table below is an overview of all legal entities in the Equinor group by country of incorporation as of 31 December 2021. It presents the following information per each company: the number of employees, net intercompany interest to companies in other jurisdictions, short description of the company's activity, revenues including intercompany revenues, income before tax, current income tax expense, income tax paid and retained earnings. The total amounts are reconciled to the Group Consolidated financial statements prepared in compliance with

International Financial Reporting Standards (IFRS). The numbers in Contextual information table based on country of operation may deviate from table based on country of incorporation as county of operation could be different than country of incorporation. Prior period corrections are reflected in the current year, normally due to statutory reporting finalized after the annual group report. Retained earnings as presented in the table below will be decreased by the dividend paid and increased or decreased by group contributions and reclassifications between paid in capital and retained earnings.

Contextual information at Equinor group level based on country of incorporation (in USD million)	Country of operation	Core business activity	Number of employees[1]	Net Intercompany interest	Revenues	Income before tax	Income tax expense[2]	Income tax paid[3]	Retained earnings[5]
Albania									
Danske Commodities Albania Sh.p.k	Albania	MMP	-	-	-	0	0	0	0
Total			-	-	-	0	0	0	0
Australia									
Danske Commodities Australia Pty Limited	Australia	MMP	-	0	0	0	0	0	0
Total				0	0	0	0	0	0
Belgium									
Equinor Energy Belgium NV	Belgium	MMP	49	(0)	0	1	(0)	(0)	(2)
Equinor Service Center Belgium NV	Belgium	Finance	12	(0)	0	(0)	(0)	108	(313)
Total			61	(0)	0	0	(1)	107	(315)
Bosnia and Herzegovina									
Danske Commodities BH d.o.o.	Bosnia and Herzegovina	MMP	1	-	0	0	(0)	(0)	0
Total			1	-	0	0	(0)	(0)	0
Brazil									
Equinor Brasil Energia Ltda.	Brazil	EPI	626	(170)	6	(440)	33	0	(3,360)
Equinor Energy do Brasil Ltda	Brazil	EPI	47	-	760	40	(47)	(2)	(1,067)
Total			673	(170)	766	(400)	(13)	(2)	(4,427)
Canada									
Equinor Canada Holdings Corp.	Canada	EPI	-	-	-	-	-	-	1
Equinor Canada Ltd.	Canada	EPI	69	(1)	525	190	(94)	3	(2,240)
Total			69	(1)	525	190	(94)	3	(2,239)
British Virgin Island									
Spinnaker (BVI) 242 LTD	USA	EPI	-	-	-	-	-	-	-
Spinnaker Exploration (BVI) 256 LTD	USA	EPI	-	-	-	-	-	-	-
Total			-	-	-	-	-	-	-
China									
Beijing Equinor Business Consulting Service Co. Ltd	China	REN	10	-	0	0	(0)	(0)	2
Total			10	-	0	0	(0)	(0)	2

Contextual information at Equinor group level based on country of incorporation (in USD million)	Country of operation	Core business activity	Number of employees[1]	Net Intercompany interest	Revenues	Income before tax	Income tax expense[2]	Income tax paid[3]	Retained earnings[5]
Croatia									
Danske Commodities d.o.o.	Croatia	MMP	-	-	-	-	-	-	-
Total			-	-	-	-	-	-	-
Czech Republic									
Danske Commodities A/S, organizacní složka (branch of Danske Commodities A/S)	Czech Republic	MMP	-	-	-	0	-	-	-
Total			-	-	-	0	-	-	-
Denmark									
Equinor Danmark A/S[6]	Denmark	MMP	-	(0)	167	167	(0)	3	115
Danske Commodities A/S	Denmark	MMP	328		1,340	(128)	23	(46)	(34)
Equinor Refining Denmark A/S	Denmark	MMP	339	(1)	3,460	(102)	(21)	4	(0)
Total			667	(1)	4,967	(63)	2	(39)	80
France									
Equinor Renewables France SAS	France	REN	-	-	-	-	-	-	(0)
Total			-	-	-	-	-	-	(0)
Germany									
Danske Commodities Deutschland GmbH	Germany	MMP	2	-	14	0	(0)	0	0
Equinor Deutschland GmbH	Germany	MMP	7	(0)	1	(2)	(6)	(5)	41
Equinor Property Deutschland GmbH	Germany	MMP	-	(0)	0	0	-	-	(0)
Equinor Storage Deutschland GmbH	Germany	MMP	5	(0)	51	28	(1)	-	28
Total			14	(1)	66	26	(7)	(5)	69
Ireland									
Equinor Ireland Limited	Ireland	EPI	-	(0)	-	(0)	0	0	1
Equinor Energy Ireland Limited	Ireland	EPI	-	(1)	357	301	96	-	424
Total			-	(1)	357	301	97	0	426
Italy									
Danske Commodities Italia S.R.L.	Italy	MMP	-	-	-	-	-	-	(0)
Total			-	-	-	-	-	-	(0)
Japan									
Equinor Japan G.K.	Japan	REN	-	-	0	(0)	0	-	(0)
Total			-	-	0	(0)	0	-	(0)
Kosovo									
Danske Commodities Kosovo SH.P.K.	Kosovo	MMP	-	-	-	0	(0)	0	0
Total			-	-	-	0	(0)	0	0
Mexico									
Equinor Upstream Mexico, S.A. de C.V.	Mexico	EPI	1	(0)	0	(5)	(0)	(0)	(134)
Total			1	(0)	0	(5)	(0)	(0)	(134)
Macedonia									
Danske Commodities DOOEL Skopje	Macedonia	MMP	1	-	-	0	(0)	(0)	(0)
Total			1	-	-	0	(0)	(0)	(0)

Contextual information at Equinor group level based on country of incorporation (in USD million)	Country of operation	Core business activity	Number of employees[1]	Net Intercompany interest	Revenues	Income before tax	Income tax expense[2]	Income tax paid[3]	Retained earnings[5]
Netherlands									
Equinor Argentina B.V.	Argentina	EPI	3	0	1	(24)	(1)	(0)	(106)
Equinor Algeria B.V.	Algeria	EPI	-	(0)	(0)	(6)	(0)	(0)	(29)
Equinor Australia B.V.	Australia	EPI	-	(0)	-	(13)	(0)	(0)	(271)
Equinor International Netherlands B.V.	Canada	EPI	-	0	-	383	0	0	287
Statoil Colombia B.V.	Colombia	EPI	-	0	-	(1)	0	0	(122)
Statoil Middle East Services Netherlands B.V.	Iraq	EPI	-	0	-	(1)	14	14	(187)
Equinor Nicaragua B.V.	Nicaragua	EPI	-	(0)	0	(7)	0	0	(64)
Hollandse Kust Offshore Energy C.V.	Netherlands	REN	-	-	-	(0)	0	-	(5)
Equinor Offshore Energy Netherlands Alfa B.V. in liquidation	Netherlands	REN	-	-	-	(0)	0	-	(0)
Equinor Offshore Energy Netherlands Beheer B.V. in liquidation	Netherlands	REN	-	-	-	(0)	(0)	-	(0)
Equinor Offshore Energy Netherlands Beta B.V. in liquidation	Netherlands	REN	-	-	-	(0)	-	-	(0)
Equinor Offshore Energy Netherlands Delta B.V. in liquidation	Netherlands	REN	-	-	-	(0)	(0)	-	(0)
Equinor Offshore Energy Netherlands Epsilon B.V. in liquidation	Netherlands	REN	-	-	-	(0)	0	-	(0)
Equinor Offshore Energy Netherlands Gamma B.V. in liquidation	Netherlands	REN	-	-	-	(0)	0	-	(0)
Carbon Clean Solutions Limited	Netherlands	TDI	-	(0)	(0)	37	1	1	29
Equinor Holding Netherlands B.V.	Netherlands	EPI	13	2	35	655	(14)	(14)	920
Equinor New Zealand B.V.	New Zealand	EPI	-	0	-	(0)	0	0	(76)
Equinor Epsilon Netherlands B.V.	Russia	EPI	-	(0)	0	(0)	0	-	(32)
Equinor South Africa B.V.	South Africa	EPI	-	0	-	(0)	0	0	(93)
Equinor Suriname B54 B.V.	Suriname	EPI	-	0	-	(0)	0	0	(35)
Equinor Suriname B59 B.V.	Suriname	EPI	-	(0)	-	(7)	0	(0)	(15)
Equinor Suriname B60 B.V.	Suriname	EPI	-	0	-	(0)	0	-	(12)
Equinor Abu Dhabi B.V.	United Arab Emirates	EPI	-	(0)	0	(1)	0	0	(29)
Statoil Uruguay B.V.	Uruguay	EPI	-	0	-	(0)	0	0	(74)
Equinor New Energy B.V.	Netherlands	REN	5	0	0	0	(0)	(0)	0
Equinor Azerbaijan Karabagh B.V.	Azerbaijan	EPI	-	0	(2)	(10)	-	-	(44)
Equinor Azerbaijan Ashrafi Dan Ulduzu Aypara B.V.	Azerbaijan	EPI	-	0	-	(17)	(0)	(0)	(52)
Equinor Global Projects B.V. in liquidation	Netherlands	EPI	-	0	-	(0)	(0)	-	(0)
Equinor Sincor Netherlands B.V.	Venezuela	EPI	-	0	-	(2)	0	0	(349)
Total			21	2	33	986	(0)	1	(358)
Nigeria									
Spinnaker Exploration 256 LTD (Nigeria)	Nigeria	EPI	-	-	-	-	-	-	(13)
Spinnaker Nigeria 242 LTD	Nigeria	EPI	-	-	-	-	-	-	(16)
Equinor Nigeria Deep Water Limited	Nigeria	EPI	-	0	-	0	(0)	-	(35)
Equinor Nigeria Energy Company Limited	Nigeria	EPI	10	(4)	447	325	(41)	(137)	315
Equinor Nigeria Outer Shelf Limited	Nigeria	EPI	-	0	-	0	0	-	(149)
Total			10	(4)	447	325	(41)	(137)	102

Contextual information at Equinor group level based on country of incorporation (in USD million)	Country of operation	Core business activity	Number of employees[1]	Net Intercompany interest	Revenues	Income before tax	Income tax expense[2]	Income tax paid[3]	Retained earnings[5]
Norway									
Equinor Angola Block 1/14 AS	Angola	EPI	-	(0)	-	(6)	3	-	(3)
Equinor Angola AS	Angola	EPI	-	0	1	0	(0)	-	8
Equinor Angola Block 15 AS	Angola	EPI	-	0	209	116	(48)	(39)	(35)
Equinor Angola Block 15/06 Award AS	Angola	EPI	-	0	-	(0)	0	-	(0)
Equinor Angola Block 17 AS	Angola	EPI	12	0	656	444	(218)	(88)	64
Equinor Angola Block 25 AS	Angola	EPI	-	0	-	26	(0)	-	26
Equinor Angola Block 29 AS	Angola	EXP	-	0	-	(1)	1	-	(1)
Equinor Angola Block 31 AS	Angola	EPI	-	(0)	122	54	(47)	(20)	7
Equinor Angola Block 40 AS	Angola	EPI	-	0	-	25	(0)	-	(6)
Equinor Argentina AS	Argentina	EPI	-	0	39	24	(3)	(0)	(2)
Equinor Dezassete AS	Angola	EPI	-	0	492	337	(165)	(66)	(127)
Equinor Apsheron AS	Azerbaijan	EPI	12	0	303	135	(30)	(36)	807
Equinor Azerbaijan AS	Azerbaijan	MMP	-	0	-	(1)	0	-	(4)
Equinor BTC Caspian AS	Azerbaijan	EPI	-	0	3	1	(2)	(2)	20
Equinor BTC Finance AS	Azerbaijan	EPI	-	0	-	14	(0)	-	321
Equinor Energy International AS	Brazil	EPI	-	0	-	5	(0)	-	(717)
Equinor China AS	China	REN	-	0	-	(0)	(0)	(0)	(23)
Equinor Algeria AS	Algeria	EPI	26	(0)	-	(4)	0	-	(11)
Equinor Hassi Mouina AS	Algeria	EPI	-	0	-	(0)	(0)	-	(0)
Equinor In Salah AS	Algeria	EPI	-	0	295	147	(73)	(52)	232
Equinor In Amenas AS	Algeria	EPI	-	0	298	199	(129)	(104)	(38)
Statoil Greenland AS	Greenland	EPI	-	0	-	0	(0)	-	(3)
Equinor Indonesia Aru AS	Indonesia	EPI	-	0	-	(0)	(0)	-	(0)
Equinor Indonesia North Ganal AS	Indonesia	EPI	-	0	-	(0)	0	-	1
Equinor Indonesia North Makassar Strait AS	Indonesia	EPI	-	-	-	-	-	-	-
Equinor Indonesia West Papua IV AS	Indonesia	EPI	-	0	-	(0)	0	-	3
Equinor Gas Marketing Europe AS	Norway	MMP	-	(0)	-	(0)	0	-	(0)
Equinor Global Projects AS	Norway	EPI	-	0	-	(0)	0	-	(0)
Equinor Russia Holding AS	Russia	EPI	-	(1)	299	274	1	-	140
Statoil Iran AS	Iran	EPI	-	0	-	(0)	(0)	-	3
Statoil SP Gas AS	Iran	EPI	-	0	-	(2)	0	(0)	8
Statoil Zagros Oil and Gas AS	Iran	EPI	-	0	-	(0)	(0)	(0)	(8)
Equinor North Caspian AS	Kazakhstan	EPI	-	0	-	(0)	(0)	-	(1)
Statoil Cyrenaica AS	Libya	EPI	-	0	-	(0)	0	-	(4)
Statoil Kufra AS	Libya	EPI	-	0	-	(0)	0	-	2
Equinor Libya AS	Libya	EPI	4	(0)	-	(1)	0	(0)	(1)
Equinor Energy Libya AS	Libya	EPI	-	0	-	(2)	(0)	-	(72)
Equinor Murzuq Area 146 AS	Libya	EPI	-	0	-	(0)	0	-	(2)
Equinor Murzuq AS	Libya	EPI	-	0	141	115	(85)	(82)	134
Equinor Services Mexico AS	Mexico	EPI	-	(0)	0	(2)	0	-	(15)
Equinor Oil & Gas Mozambique AS	Mozambique	EPI	-	(0)	-	(0)	(0)	(0)	(1)
Equinor Nigeria AS	Nigeria	EPI	-	0	-	312	(50)	(26)	293
Hywind AS	Norway	REN	-	0	-	(4)	1	-	(9)
Mongstad Terminal DA	Norway	MMP	-	0	78	33	-	-	11
Statholding AS	Norway	EPI	-	1	-	(27)	(0)	2	(200)
Equinor ASA	Norway	Parent	18,177	682	49,974	2,394	205	(216)	24,140
Equinor Insurance AS	Norway	Insurance	3	(1)	204	63	23	(1)	1,791
Equinor International Well Response Company AS	Norway	PDP	-	0	-	1	(0)	-	(22)
Equinor Asset Management AS	Norway	EPI	17	-	14	7	(2)	(0)	11
Statoil Kazakstan AS	Norway	EPI	-	0	-	(0)	0	-	11

Contextual information at Equinor group level based on country of incorporation (in USD million)	Country of operation	Core business activity	Number of employees[1]	Net Intercompany interest	Revenues	Income before tax	Income tax expense[2]	Income tax paid[3]	Retained earnings[5]
Equinor Metanol ANS	Norway	MMP	-	0	79	9	-	-	32
Equinor New Energy AS	Norway	REN	-	0	-	(0)	(1)	-	13
Equinor Energy AS	Norway	EPN	-	(265)	43,011	31,563	(23,619)	(8,079)	34,990
Equinor Refining Norway AS	Norway	MMP	-	(2)	365	(660)	145	-	(1,347)
Equinor Ventures AS	Norway	TDI	-	0	7	3	(0)	-	(105)
Svanholmen 8 AS	Norway	Admin	-	0	-	4	(1)	-	(2)
Equinor Wind Power AS	Norway	REN	-	(1)	(17)	(70)	13	(0)	(141)
K/S Rafinor A/S	Norway	MMP	-	0	-	2	-	-	30
Tjeldbergodden Luftgassfabrikk DA	Norway	MMP	-	-	27	1	-	-	1
Rafinor AS	Norway	MMP	-	(0)	0	0	(0)	(0)	0
Equinor Low Carbon Solution AS	Norway	MMP	-	-	-	-	-	-	-
Equinor LNG Ship Holding AS	Norway	MMP	-	0	5	8	(1)	-	(1)
Equinor Energy Orinoco AS	Venezuela	EPI	-	0	-	(0)	(0)	-	(6)
Equinor Global New Ventures 2 AS	Russia	EPI	-	-	-	(6)	0	-	(86)
Statoil Kharyaga AS	Russia	EPI	-	0	147	46	(17)	(16)	32
Equinor Russia AS	Russia	EPI	72	0	42	11	1	-	(15)
Equinor Russia Energy AS	Russia	EPI	-	0	-	(0)	(0)	(0)	(1)
Equinor Tanzania AS	Tanzania	EPI	10	0	0	5	(1)	-	(1,017)
Equinor E&P Americas AS	USA	EPI	-	0	-	(3)	(0)	(0)	8
Equinor Norsk LNG AS	USA	MMP	-	0	-	2	(0)	-	3
Equinor Energy International Venezuela AS	Venezuela	EPI	7	0	0	(7)	1	-	(26)
Equinor India AS	India	EPI	-	0	-	0	0	(0)	37
Equinor Energy Venezuela AS	Venezuela	EPI	-	0	-	1	(2)	-	(602)
Equinor UK Limited - NUF	UK	EPI	-	0	29	29	-	-	29
Total			18,340	416	96,823	35,614	(24,099)	(8,827)	58,552
Poland									
Cristallum 13 Sp.zo.o.	Poland	REN	-	-	-	(0)	(0)	-	(0)
Cristallum 35 Sp.z.o.o.	Poland	REN	-	-	-	(0)	(0)	-	(0)
Cristallum 46 Sp. z o.o.	Poland	REN	-	-	-	(0)	0	-	(0)
Cristallum 47 Sp. z o.o.	Poland	REN	-	-	-	(0)	0	-	(0)
Cristallum 48 Sp. z o.o.	Poland	REN	-	-	-	(0)	0	-	(0)
Cristallum 49 Sp. z o.o.	Poland	REN	-	-	-	(0)	0	-	(0)
Cristallum 50 Sp. z o.o	Poland	REN	-	-	-	(0)	0	-	(0)
D Solar Energy 2 Sp. z o.o.	Poland	REN	-	-	0	(0)	-	-	(0)
Equinor Polska Sp.zo.o.	Poland	REN	8	-	0	(0)	0	-	(3)
Energy Solar 18 Sp. z o. o.	Poland	REN	-	-	0	(0)	-	-	(0)
Energy Solar 19 Sp. z o. o.	Poland	REN	-	-	0	0	-	-	(0)
Energy Solar 21 Sp. z o. o.	Poland	REN	-	-	0	(0)	-	-	(0)
Energy Solar 24 Sp. z o. o.	Poland	REN	-	-	0	0	-	-	(0)
Energy Solar 25 Sp. z o. o.	Poland	REN	-	-	0	0	-	-	(0)
Energy Solar 26 Sp. z o. o.	Poland	REN	-	-	0	0	-	-	(0)
Energy Solar 27 Sp. z o. o.	Poland	REN	-	-	(0)	(0)	-	-	(0)
Energy Solar 28 Sp. z o. o.	Poland	REN	-	-	0	0	-	-	(0)
Energy Solar 29 Sp. z o. o.	Poland	REN	-	-	0	(0)	-	-	(0)
Energy Solar 30 Sp. z o. o.	Poland	REN	-	-	0	(0)	-	-	(0)
Energy Solar 31 Sp. z o. o.	Poland	REN	-	-	0	0	-	-	(0)
Energy Solar 32 Sp. z o. o.	Poland	REN	-	-	0	(0)	-	-	(0)
Energy Solar 33 Sp. z o. o.	Poland	REN	-	-	0	(0)	-	-	(0)
Energy Solar 34 Sp. z o. o.	Poland	REN	-	-	0	0	-	-	(0)
Energy Solar 35 Sp. z o. o.	Poland	REN	-	-	0	0	-	-	(0)
Energy Solar 36 Sp. z o. o.	Poland	REN	-	-	0	0	-	-	(0)
Energy Solar 37 Sp. z o. o.	Poland	REN	-	-	0	(0)	-	-	(0)
Energy Solar 38 Sp. z o. o.	Poland	REN	-	-	0	(0)	-	-	(0)
Energy Solar 39 Sp. z o. o.	Poland	REN	-	-	0	0	-	-	(0)

Additional information

Contextual information at Equinor group level based on country of incorporation (in USD million)	Country of operation	Core business activity	Number of employees[1]	Net Intercompany interest	Revenues	Income before tax	Income tax expense[2]	Income tax paid[3]	Retained earnings[5]
Energy Solar 41 Sp. z o. o.	Poland	REN	–	–	0	0	–	–	(0)
Energy Solar 42 Sp. z o. o.	Poland	REN	–	–	0	0	–	–	(0)
Energy Solar 43 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 44 Sp. z o. o.	Poland	REN	–	–	0	0	–	–	(0)
Energy Solar 45 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 46 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 47 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 48 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 49 Sp. z o. o.	Poland	REN	–	–	(0)	(0)	–	–	(0)
Energy Solar 50 Sp. z o. o.	Poland	REN	–	–	(0)	(0)	–	–	(0)
Energy Solar 51 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 52 Sp. z o. o.	Poland	REN	–	–	0	0	–	–	(0)
Energy Solar 53 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 54 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 55 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 56 Sp. z o. o.	Poland	REN	–	–	0	0	–	–	(0)
Energy Solar 57 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 58 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 59 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 60 Sp. z o. o.	Poland	REN	–	–	(0)	0	–	–	(0)
Energy Solar 61 Sp. z o. o.	Poland	REN	–	–	0	0	–	–	(0)
Energy Solar 62 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 63 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 64 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 65 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 66 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 67 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 68 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 69 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 70 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 71 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 72 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 73 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 74 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 75 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 76 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 77 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 78 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 79 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Energy Solar 80 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Grand Solar 1 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(1)
Grand Solar 2 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(1)
Grand Solar 3 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(1)
Grand Solar 4 Sp. z o. o.	Poland	REN	–	–	0	0	–	–	(0)
Grand Solar 5 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(1)
Grand Solar 6 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Grand Solar 7 Sp. z o. o.	Poland	REN	–	–	0	(1)	–	–	(1)
Grand Solar 8 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Grand Solar 9 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Grand Solar 10 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Grand Solar 11 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Grand Solar 12 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Grand Solar 13 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Grand Solar 14 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Grand Solar 15 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)
Grand Solar 16 Sp. z o. o.	Poland	REN	–	–	0	(0)	–	–	(0)

Contextual information at Equinor group level based on country of incorporation (in USD million)	Country of operation	Core business activity	Number of employees[1]	Net Intercompany interest	Revenues	Income before tax	Income tax expense[2]	Income tax paid[3]	Retained earnings[5]
Grand Solar 17 Sp. z o. o.	Poland	REN	-	-	0	(0)	-	-	(0)
Grand Solar 18 Sp. z o. o.	Poland	REN	-	-	0	(0)	-	-	(0)
Grand Solar 19 Sp. z o. o.	Poland	REN	-	-	0	(0)	-	-	(0)
Grand Solar 20 Sp. z o. o.	Poland	REN	-	-	0	(0)	-	-	(0)
G Solar Energy 2 Sp. z o.o.	Poland	REN	-	-	0	(0)	-	-	(2)
MEP North Sp.zo.o.	Poland	REN	-	-	-	(0)	0	-	(0)
MEP East Sp.zo.o.	Poland	REN	-	-	-	(0)	0	-	0
MEP East 44 Sp.zo.o.	Poland	REN	-	-	-	(0)	0	-	(0)
Total			8	-	1	(4)	0	(0)	(32)
Romania									
Danske Commodities A/S Aarhus Sucursala Bucuresti (branch of Danske Commodities A/S)	Romania	MMP	-	-	-	(0)	-	-	(0)
Total			-	-	-	(0)	-	-	(0)
Serbia									
Danske Commodities Serbia d.o.o. Beograd	Serbia	MMP	-	-	-	(0)	(0)	(0)	0
Total			-	-	-	(0)	(0)	(0)	0
Singapore									
Equinor Asia Pacific Pte. Ltd.	Singapore	MMP	44	0	0	6	2	(0)	19
Total			44	0	0	6	2	(0)	19
South Korea									
Equinor South Korea Hoopong Ltd.	South Korea	REN	-	-	-	(7)	(0)	(0)	(9)
Equinor South Korea Co., Ltd	South Korea	REN	7	-	0	1	(0)	(0)	2
Firefly Floating Offshore Wind Co., Ltd	South Korea	REN	-	-	-	(9)	0	(0)	(10)
Donghae Floating offshore Wind Power Co., Ltd.	South Korea	REN	-	-	-	(0)	0	(0)	(0)
Total			7	-	0	(15)	(0)	(0)	(17)
Spain									
Equinor Nuevas Energias S.L.	Spain	REN	-	-	-	-	-	-	0
Total			-	-	-	-	-	-	0
Sweden									
Danske Commodities Sweden AB	Sweden	MMP	-	-	-	-	-	-	-
Statoil Sverige Kharyaga AB	Russia	EPI	-	-	-	(0)	-	-	0
Equinor OTS AB	Sweden	MMP	-	(0)	0	1	(0)	(0)	7
Total			-	(0)	0	1	(0)	(0)	7
Turkey									
Danske Commodities Turkey Enerji Ticaret A.S	Turkey	MMP	1	-	0	(1)	0	1	(0)
Total			1	-	0	(1)	0	1	(0)
UK									
Danske Commodities UK Limited	UK	MMP	4	-	14	13	(3)	(2)	14
Danske Commodities UK	UK	MMP	-	-	(0)	-	-	0	(1)
Equinor UK Limited	UK	EPI	375	(32)	598	(1,936)	1,055	2	(905)
Equinor Energy Trading Limited	UK	MMP	-	(1)	(0)	0	(0)	(0)	(94)
Equinor Production UK Limited	UK	EPI	222	(0)	1	(1)	(2)	(1)	(15)
Statoil UK Properties Limited	UK	EPI	-	-	-	-	-	-	(50)

Contextual information at Equinor group level based on country of incorporation (in USD million)	Country of operation	Core business activity	Number of employees[1]	Net Intercompany interest	Revenues	Income before tax	Income tax expense[2]	Income tax paid[3]	Retained earnings[5]
Scira Extension Limited	UK	REN	-	(0)	-	(9)	-	-	(18)
Equinor New Energy Limited	UK	REN	-	(0)	388	458	7	-	942
Total			601	(33)	1,002	(1,474)	1,057	(1)	(128)
Ukraine									
Danske Commodities Ukraine LLC	Ukraine	MMP	-	-	-	(0)	-	-	(0)
Total			-	-	-	(0)	-	-	(0)
USA									
Equinor South Riding Point LLC	Bahamas	MMP	30	(2)	0	18	-	-	(769)
North America Properties LLC	USA	EPI	-	0	-	0	-	-	(5)
Onshore Holdings LLC	USA	EPI	-	0	-	(0)	-	-	(149)
Spinnaker FR Spar Co, LLC	USA	EPI	-	0	-	(0)	-	-	(4)
Equinor E&P Americas Investment LLC	USA	EPI	-	-	-	-	-	-	-
Equinor E&P Americas LP	USA	EPI	-	0	-	0	-	-	(53)
Equinor Energy Trading Inc.	USA	MMP	-	0	-	0	-	-	1
Equinor Exploration Company	USA	EPI	-	0	-	0	-	-	(50)
Equinor Gulf of Mexico Inc.	USA	EPI	-	0	-	0	-	-	(11)
Equinor Gulf of Mexico LLC	USA	EPI	-	1	2,288	609	(5)	-	(4,781)
Equinor Gulf of Mexico Response Company LLC	USA	EPI	-	(0)	-	(15)	-	-	(91)
Equinor Gulf Properties Inc.	USA	EPI	-	0	-	(0)	-	-	(224)
Equinor US Operations LLC	USA	EPI	430	(0)	0	(2)	-	-	(948)
Equinor Marketing & Trading (US) Inc.	USA	MMP	-	(1)	13,772	38	-	-	96
Equinor Natural Gas LLC	USA	MMP	-	0	2,247	155	(0)	(0)	95
Equinor Energy LP	USA	EPI	-	0	206	(42)	0	-	(7,945)
Equinor Energy Services Inc.	USA	EPI	-	0	-	(0)	-	-	(0)
Equinor Pipelines LLC	USA	MMP	-	0	234	120	-	-	316
Equinor Projects Inc.	USA	EPI	-	0	-	0	-	-	4
Equinor Shipping Inc.	USA	MMP	-	0	167	(21)	(0)	-	195
Equinor Texas Onshore Properties LLC	USA	EPI	-	0	(2)	(4)	-	-	(3,753)
Equinor US Holdings Inc.	USA	EPI	137	(200)	-	(203)	(3)	(46)	(1,864)
Equinor USA E&P Inc.	USA	EPI	-	(4)	55	4	-	-	(1,399)
Equinor USA Onshore Properties Inc.	USA	EPI	-	(1)	1,383	465	(7)	-	(2,539)
Equinor USA Properties Inc.	USA	EPI	-	0	-	0	(5)	(14)	1,008
Equinor Louisiana Properties LLC	USA	EPI	-	(2)	0	(5)	-	-	(173)
Danske Commodities US LLC	USA	MMP	-	(0)	24	19	-	-	16
Equinor US Capital LLC	USA	EPI	-	0	-	(0)	-	-	(0)
Equinor Wind Services LLC	USA	REN	-	(0)	3	3	-	-	3
Equinor Global Projects LLC	USA	EPI	-	0	-	(0)	-	-	(0)
Equinor Wind US LLC	USA	REN	-	0	1,002	983	(9)	-	758
Spinnaker (BVI) 242 LTD	USA	EPI	-	-	-	-	-	-	-
Spinnaker Exploration (BVI) 256 LTD	USA	EPI	-	-	-	-	-	-	-
Spinnaker Exploration Holdings (BVI) 256 LTD	USA	EPI	-	-	-	-	-	-	-
Spinnaker Holdings (BVI) 242 LTD	USA	EPI	-	-	-	-	-	-	-
Total			597	(209)	21,379	2,123	(30)	(60)	(22,267)
Sum before eliminations			21,126	(2)	126,366	37,611	(23,127)	(8,960)	29,340
Consolidation eliminations[4]				2	(35,442)	(6,027)	120	(4)	2,098
Equinor group			21,126	0	90,924	31,583	(23,007)	(8,964)	31,438 [5]

Contextual information at Equinor group level based on country of operation (in USD million)	Number of employees[1]	Net Intercompany interest	Revenues	Income before tax	Income tax expense[2]	Income tax paid[3]	Retained earnings
Algeria	26	0	593	336	(202)	(157)	154
Angola	12	0	1,479	995	(474)	(214)	(68)
Argentina	3	0	39	0	(4)	(1)	(108)
Australia	-	(0)	(0)	(13)	(0)	(0)	(271)
Azerbaijan	12	0	304	122	(32)	(38)	1,047
Bahamas	30	(2)	0	18	-	-	(769)
Belgium	61	(0)	0	0	(1)	107	(315)
Bosnia and Herzegovina	1	-	0	0	(0)	(0)	0
Brazil	673	(170)	766	(395)	(13)	(2)	(5,144)
Canada	69	(1)	525	573	(94)	3	(1,953)
China	10	0	0	0	(0)	(0)	(20)
Colombia	-	0	-	(1)	0	0	(122)
Denmark	667 [6]	(1)	4,967	(63)	2	(39)	81
Germany	14	(1)	66	26	(7)	(5)	69
Greenland	-	0	-	0	(0)	-	(3)
India	-	0	-	0	0	(0)	37
Indonesia	-	0	-	(0)	0	-	3
Iran	-	0	-	(2)	0	(0)	3
Iraq	-	0	-	(1)	14	14	(187)
Ireland	-	(1)	357	301	97	0	426
Kazakhstan	-	0	-	(0)	(0)	-	(1)
Libya	4	0	141	111	(85)	(82)	56
Macedonia	1	-	-	0	(0)	(0)	(0)
Mexico	1	(0)	0	(7)	(0)	(0)	(149)
Mozambique	-	(0)	-	(0)	(0)	(0)	(1)
Netherlands	18	2	35	692	(14)	(14)	944
New Zealand	-	0	-	(0)	0	0	(76)
Nicaragua	-	(0)	0	(7)	0	0	(64)
Nigeria	10	(4)	447	637	(91)	(163)	395
Norway	18,197	416	93,748	33,328	(23,237)	(8,293)	59,200
Poland	8	-	1	(4)	0	(0)	(32)
Russia	72	(0)	488	326	(15)	(16)	38
Singapore	44	0	0	6	2	(0)	19
South Africa	-	0	-	(0)	0	0	(93)
South Korea	7	-	0	(15)	(0)	(0)	(17)
Suriname	-	(0)	-	(8)	0	0	(62)
Sweden	-	(0)	0	1	(0)	(0)	7
Tanzania	10	0	0	5	(1)	-	(1,017)
Turkey	1	-	0	(1)	0	1	(0)
UK	601	(33)	1,031	(1,446)	1,057	(1)	(99)
United Arab Emirates	-	(0)	0	(1)	0	0	(29)
Uruguay	-	0	-	(0)	0	0	(74)
USA	567	(206)	21,379	2,104	(30)	(60)	(21,487)
Venezuela	7	0	0	(8)	(1)	0	(983)
Sum before eliminations	21,126	(2)	126,366	37,611	(23,127)	(8,960)	29,340
Consolidation eliminations[4]		2	(35,442)	(6,027)	120	(4)	2,098
Equinor group	21,126	0	90,924	31,583	(23,007)	(8,964)	31,438 [5]

1) Number of employees is reported based on the company's country of operation.
2) Income tax expense as defined in note 2 and 10 of the Consolidated financial statements.
3) Income tax paid includes taxes paid in-kind of USD 376 million.
4) All intercompany balances and transactions arising from Equinor's internal transactions, have been eliminated in full. The relevant amounts are included in the consolidation eliminations line. Revenues column: eliminations of intercompany revenues and netting of some intercompany costs. Income before tax column: eliminations of intercompany dividend distribution and share impairment as well as foreign exchange gain on intergroup loan. Income tax expense column: tax effects of certain elimination entries. Retained earnings column: eliminations are mainly related to foreign currency translation effects in the consolidation process. Translation of results and financial position to presentation currency of USD is significantly affected by the investment in subsidiaries which has NOK as functional currency. In turn, those subsidiaries include the results and financial position of their investments in foreign subsidiaries, which have USD as functional currency.
5) Retained earnings at Equinor group level includes currency translation adjustments and OCI from equity accounted investments as presented in Consolidated statement of changes in equity in the Consolidated financial statements.
6) Kalundborg was divested with an effective date 31 December 2021.

To the Board of Directors of Equinor ASA

Independent accountant's limited assurance report on the Payments to governments report

Scope
We have been engaged by Equinor ASA to perform a 'limited assurance engagement,' as defined by International Standards on Assurance Engagements, here after referred to as the engagement, to report on Equinor ASA's payments to governments report (the "Report") for the year ended 31 December 2021.

Criteria applied by Equinor ASA
In preparing the Report, Equinor ASA applied the Norwegian Accounting Act §3-3d, the Norwegian Security Trading Act §5-5a, Forskrift om land-for-land rapportering and the reporting principles as set out in the Report (the "Criteria").

Equinor ASA's responsibilities
Equinor ASA's Board of Directors and management are responsible for selecting the Criteria, and for presenting the payments to governments in accordance with that Criteria, in all material respects. This responsibility includes establishing and maintaining internal controls, maintaining adequate records, and making estimates that are relevant to the preparation of the Report, such that it is free from material misstatement, whether due to fraud or error.

EY's responsibilities
Our responsibility is to express a conclusion on the presentation of the Report based on the evidence we have obtained.

We conducted our engagement in accordance with the International Standard for Assurance Engagements Other Than Audits or Reviews of Historical Financial Information ('ISAE 3000'), and the terms of reference for this engagement as agreed with Equinor ASA's on 17 February 2022. Those standards require that we plan and perform our engagement to express a conclusion on whether we are aware of any material modifications that need to be made to the payments to governments in order for it to be in accordance with the Criteria, and to issue a report. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risk of material misstatement, whether due to fraud or error.

We believe that the evidence obtained is sufficient and appropriate to provide a basis for our limited assurance conclusion.

Our Independence and Quality Control
We have maintained our independence and confirm that we have met the requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants, and have the required competencies and experience to conduct this assurance engagement.

EY also applies International Standard on Quality Control 1, Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Description of procedures performed
Procedures performed in a limited assurance engagement vary in nature and timing and are less in extent than for a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Our procedures were designed to obtain a limited level of assurance on which to base our conclusion and do not provide all the evidence that would be required to provide a reasonable level of assurance.

Although we considered the effectiveness of management's internal controls when determining the nature and extent of our procedures, our assurance engagement was not designed to provide assurance on internal controls. Our procedures did not include testing controls or performing procedures relating to checking aggregation or calculation of data within IT systems.

A limited assurance engagement consists of making enquiries, primarily of persons responsible for preparing the Report and related information, and applying analytical and other appropriate procedures.

Our procedures included:
- Inquiries with management and relevant personnel to obtain an understanding and to evaluate the appropriateness of methods and procedures used in the preparation of the Report;
- Based on our understanding, the use of analytical procedures to identify and discuss any unusual movements in the information presented in the Report compared to the prior year;
- On a sample basis, verification of clerical accuracy and nature of payments disclosed in the Report;
- Reconciliation of the information presented in the Report to the underlying records and documentation on a sample basis;
- Assessment of the appropriateness of the payments in the Report in respect of the defined Criteria; and
- Assessment of the appropriateness of the governing policy (WR2655) related to preparation of the Report.

We also performed such other procedures as we considered necessary in the circumstances.

Conclusion
Based on our procedures and the evidence obtained, we are not aware of any material modifications that need to be made to the Report for the year ended 31 December 2021, in order for it to be in accordance with the Criteria.

Stavanger, 8 March 2022
Ernst & Young AS

Tor Inge Skjellevik
State Authorised Public Accountant (Norway)

(This translation from Norwegian has been made for information purposes only.)

5.5 EU Taxonomy for sustainable activities

With effect for 2021 Equinor implemented the EU Taxonomy in accordance with EU Regulation 2020/852 and the Delegated Acts related to Article 8 (specifying the information to be disclosed), 10 (climate change mitigation) and 11 (climate change adaption) that require the disclosure about the environmental performance of the company´s assets and economic activities. The regulation establishes the criteria to determine whether an economic activity qualifies as environmentally sustainable and specifies quantitative economic performance indicators to disclose the degree of sustainability. The regulation has not yet been enacted in Norwegian legislation, and Equinor´s reporting is thus a voluntary reporting.

An economic activity is eligible under the Taxonomy regulation if it is included in the list of economic activities described in the annexes of the Delegated Acts under the Taxonomy irrespective of whether that economic activity meets any or all of the technical screening criteria laid down in those Delegated Acts. For a taxonomy-eligible economic activity to be considered a taxonomy-aligned economic activity, the activity must comply with the established performance thresholds ("technical screening criteria"). Technical screening criteria are developed to determine under what conditions the economic activity substantially contributes to one or more of the Taxonomy's environmental objectives.

For an economic activity to be considered taxonomy-eligible the economic activity must be within one of the following three categories:

- Economic activities directly contributing to the environmental objectives
- Economic activities that enable other activities to make a substantial contribution
- Economic activities that support the transition to a climate neutral economy

Environmentally sustainable economic activities
The eligible economic activities must comply with the technical screening criteria related to the environmental objectives to be taxonomy-aligned, as shown in the figure below.


EU taxonomy
EU taxonomy eligible activities (2021)
+
Meet technical screening criteria
- Contribute substantially to environmental objective(s)
- Do not significantly harm other environmental objectives
+
Comply with minimum social safeguards
=
EU taxonomy aligned activities (2022)

An economic activity qualifies as environmentally sustainable under the EU Taxonomy if it contributes substantially to one or more of the following environmental objectives:

- Climate Change mitigation*
- Climate Change adaption*
- Protection of water**
- Circular economy**
- Pollution prevention**
- Biodiversity**

* Delegated Act published and included in the 2021 reporting
** Related Delegated Act to be published by the EU in 2022 and included from the 2022 reporting

An economic activity also qualifies as environmentally sustainable if it enables other economic activities to make a substantial contribution to one or more of the environmental objectives and does not lead to a lock-in effect that undermines the performance of the environmental objectives.

An economic activity that supports the transition to a climate-neutral economy in line with the Paris agreement is an aligned economic activity under the Taxonomy if it:

- has greenhouse gas emission levels that correspond to best practice
- does not hinder the development of low carbon alternatives
- does not lead to a lock-in of carbon intensive assets considering the economic lifetime of these assets

The eligible economic activities must result in no significant harm to the other environmental objectives, and they must comply with the minimum social safeguards set in the Taxonomy Regulation.

By the year-end 2021, the key performance indicators consist of the portion of taxonomy-eligible economic activities in the total turnover, capital and operational expenditures in accordance with the Delegated Act related to Article 8 of EU Regulation 2020/852 Article 10.1. The eligible economic activities by year-end 2021 cover the two environmental objectives climate change mitigation and climate change adaption.

The technical screening criteria for the four remaining environmental objectives will be published during 2022 and be effective from 1 January 2023. From 2023, all taxonomy-eligible economic activities will be assessed for taxonomy-alignment with all the six environmental objectives in accordance with the technical screening criteria set out in the Taxonomy regulation and included in the reporting for the financial year 2022.

Key performance indicators (KPIs)

Basis for preparation
The key performance indicators (KPIs) for 2021 included in the table below consist of the portion of taxonomy-eligible activities in the total turnover, capital (capex) and operational (opex) expenditures as specified in the Consolidated financial statements and balance sheet prepared in accordance with IFRS, and in accordance with the principles described below. Double counting of the relevant amounts of turnover and expenditure across the reporting was avoided because the

eligible economic activities included in the KPIs are independent activities.

KPI denominators
Turnover
Total turnover consists of the reported amount included in the revenue line item in the Consolidated financial statements. Net income/(loss) from equity accounted investments and other income (i.e. gain on divestment of assets) are excluded from the definition, and not part of the revenue denominator. For Equinor the KPI denominator related to turnover will be highly impacted by changes in commodity prices.

Capex
Total capital expenditures consist of additions to property, plant and equipment line item as specified in note 11 Property, plant and equipment and additions to intangible assets as specified in note 12 Intangible assets in the Consolidated financial statements. Capitalised exploration and acquisition costs of oil and gas prospects related to exploration are recognised as intangible assets, and by interpretation of the Taxonomy regulation, considered to be included the KPI denominator, as this is a part of Equinor's ongoing activity (see assessment below). Goodwill acquired through business combinations is excluded from the capital expenditure KPI in accordance with the Taxonomy regulations.

Opex
Total operating expenditures under the Taxonomy cover direct non-capitalised costs that relate to research and development, building renovation measures, short-term lease, maintenance and repair, and any other direct expenditures relating to the day-to-day servicing of assets of property, plant and equipment that are necessary to ensure the continued and effective functioning of such assets.

For Equinor the operating expenditures included in the denominator are considered to be represented by the reported amounts included in the operating expenses and selling general and administration expense line items in the Consolidated financial statements. The Taxonomy opex definition does not include operating cost related to e.g. purchases, depreciation, amortisation, impairment and exploration expenses (see assessment below).

Application of the KPIs
The definition of the capex KPI includes intangible assets in accordance with IAS 38. Acquired goodwill and capitalised costs

according to the successful efforts method under IFRS 6 is out of the scope of IAS 38. The rationale for excluding IFRS 6 from the capex KPI is not clearly stated in the Taxonomy regulation. Equinor regards exploration activities as part of the ongoing core activities and has included capitalised exploration costs in the capex denominator. The definition of the opex KPI refers to non-capitalised costs relating to day-to-day servicing of assets of property, plant and equipment. Exploration costs have been considered not to be covered by the Taxonomy opex definition. Exploration expenditures do not have significant effect on the reported opex and capex KPIs by year-end 2021.

The denominators are calculated based on reported IFRS numbers in the Consolidated financial statements. For Equinor this has the effect that the proceeds from the sale of the Norwegian State's (SDFI) oil production on the NCS, that Equinor markets and sells on their behalf (see note 25 Related Parties to the Consolidated financial statements), that is reported on gross basis and recognised as revenue in the income statement, will have a negative impact on the reported KPI related to taxonomy-eligible revenue. Total purchases of oil and natural gas liquids from the Norwegian state amounted to USD 10 billion in 2021.

KPI numerators
The KPI numerators consist of the taxonomy-eligible part of the turnover, operating expenses and capital expenditures included in the denominator.

When identifying taxonomy-eligible economic activities within the Equinor group, the starting point has been the reporting entities and profit centres established for group reporting purposes and included in the group consolidation system. For reporting entities with one economic activity that has been assessed as a taxonomy-eligible activity, total revenue, total capex additions and operating and selling general and administration expenses are included in the calculation of the KPIs.

For reporting entities with several taxonomy-eligible economic activities, and where both eligible and non-eligible economic activities have been identified, the eligible economic activities are identified per cluster, profit centre, or lower levels depending on where the cost related to the activity is booked in Equinor. Total revenue and costs related to the eligible economic activity are included in the calculation of the KPIs.

Key performance indicators 2021

Proportion of Taxonomy-eligible economic activities in total turnover, opex and capex

(in %)	Turnover	Capex	Opex
Taxonomy-eligible economic activities	0	2	2

Additional information

Equinor's ambition is to become a net-zero emissions company in 2050. To reach such ambition, the company performs significant activities that are not qualified as eligible activities under the EU Taxonomy and consequently are not measured through the above KPIs. As commented below the KPIs i.e. exclude activities performed through equity accounted investments, for which most of Equinor's activities within the Renewables segment is reported. Emission reducing activities that are supporting the continued operating of oil and gas production may contribute to the lock-in effects described in the Taxonomy, and hence these activities may not meet the technical screening criteria.

Description of EU taxonomy-eligible activities by year-end 2021
Below is an illustration of which activities in Equinor's value chain are eligible and non-eligible according to the assessment done in 2021.

Equinor's value chain and the outcome of the eligibility assessment in 2021

Eligible activities	Non-eligible activities

 Wind power

 Solar power

 Carbon capture and storage

 Hydrogen (blue and green)

 Exploration, development and production of oil and gas

 Processing and refining

 Marketing and trading

 Product transportation

 CO_2-reduction including offshore electrification

Equity-accounted investments are not included in the eligible activities for the EU taxonomy.

Below is an overview of Equinor's eligible activities which directly contribute to the environmental objectives climate change mitigation and climate change adaption in the EU Taxonomy.

Underground permanent geological storage of CO_2
This activity covers permanent storage of captured CO_2 in appropriate underground geological formations. Equinor is involved in several early phase developing activities by year-end 2021.

The main activities in 2021 included:
- **Net Zero Teesside**: Equinor with partners is working to decarbonise the Teesside industrial cluster with carbon capture. CO2 emissions will be transported through pipelines to permanent storage developed by Northern Endurance Partnership,
- **Northern Endurance Partnership** (NEP): The partnership with five other energy companies is developing CO2 offshore transport and storage infrastructure in the UK, which is intended to serve the Net Zero Teesside power project and the Zero Carbon Humber project with the greater aim of decarbonising the Teeside and Humberside industrial clusters.
- **Barents Blue Polaris**: The project is linked to the low-carbon ammonia project that Equinor and partners Horisont Energi and Vår Energi are developing in Finnmark. CO_2 will be captured and stored in a saline aquifer in the Barents Sea. In December 2021 the partnership submitted a licence application for the CO_2 storage formation. Equinor is the operator for the CO_2 transport and storage solution.

Electricity generation from wind power
The activity covers development of electricity generation facilities that produce electricity from wind power. Equinor is engaged in offshore wind projects in Norway, Europe, the US and Asia and is accelerating the development of this technology. Floating wind is still at an early development phase. Eligible activities consist only of wind projects that are proportionally consolidated by year-end 2021. Equity accounted investments for which a "one-line consolidation" is applied, are not within the scope of the Taxonomy.

The main activities in 2021 included:
- **Océole**: Equinor, RES and Green Giraffe joined forces to develop floating offshore wind in France.
- **Utsira Nord**: Equinor teamed up with Vårgrønn to prepare application for floating wind in Norway
- **Sørlig Nordsjø II**: Equinor teamed up with RWE and Hydro to prepare application for offshore wind in Norway
- **Firefly floating offshore wind farm and Donghae 1**: Two of Equinor's projects in South Korea were granted power licences
- **The Sheringham extension project (SEP)**: a project with total installed capacity up to 317 MW in north of the operating Sheringham Shoal Offshore Wind Farm

Electricity generation using solar photovoltaic technology
The activity covers construction or operation of electricity generation facilities that produce electricity using solar photovoltaic (PV) technology. At year-end 2021, Equinor has no projects included in the scope of the taxonomy that have started production.
The main activities in 2021 included:

- **Wento**: In 2021, Equinor acquired 100% of the shares in a Polish onshore renewables developer with a net pipeline of 1.6 GW of solar projects

Manufacture of hydrogen
The activity covers manufacturing of hydrogen and hydrogen-based synthetic fuels. Equinor perceives blue hydrogen projects where CO_2 is captured and stored, as an efficient and sustainable key to decarbonisation of the energy system going forward and is involved in several early phase projects by year-end 2021 covering future production of both blue and green hydrogen.

The main activities in 2021 included:
- **Hydrogen to Humber** (H2H) **Saltend**: Equinor is developing the low-carbon hydrogen production project to provide for fuel switch to multiple industries in the Humber region of UK.
- **Barents Blue Ammonia**: Equinor and partners Horisont Energi and Vår Energi are developing a low-carbon ammonia project in Finnmark. The project comprises the realisation of an ammonia plant with up to three trains. Natural gas will be provided from the Melkøya plant. The CO_2 captured will be handled by Barents Blue Polaris.
- **Aurora Energy**: Equinor and partners Air Liquide (operator) and BKK are developing a liquid hydrogen project in southwestern Norway. The purpose is to establish a full value chain for decarbonising the maritime sector - an enabler offering green liquid hydrogen to customers, typically within the maritime sector.
- **Tri-State Clean Energy Hub**: Equinor and U. S. Steel examine the potential for hydrogen and carbon capture and storage (CCS) development in the tri-state region of Ohio, Pennsylvania and West Virginia.
- **Clean Hydrogen to Europe:** (CHE): Equinor is investigating the opportunities in realising large scale blue hydrogen production in Norway, both for domestic demand but moreover for exports to Europe. Current ambitions are to build a plant to be in operation by 2030 and to scale this up during the 2030s.
- **H2Morrow Steel**: Equinor, Open Grid Europe (OGE) and Thyssenkrupp Steel Europe (tkSE) have been working on a concept for the generation and transport of blue hydrogen to the largest German steelworks in Duisburg. An autothermal reforming plant (ATR) on the German or Dutch North Sea coast.
- **H2M Eemshaven**: Equinor, Vattenfall and Gasunie have evaluated the possibilities of converting Vattenfall's gas power plant Magnum in the Netherlands into a hydrogen-powered plant.

Activities not included in the KPIs per year-end 2021
Electrification of offshore asset
Equinor is developing the Hywind Tampen floating wind farm intended to provide electricity for the Snorre and Gullfaks offshore oil and gas fields. Electricity generation from wind power contributes directly to the environmental objectives and is not a transitional or enabling economic activity subject to the assessment of the lock-in effects, even if it would provide for continuing operation of oil and gas installations. However, the current project plan is to provide electricity specifically for the Snorre and Gullfaks licences. The development costs will be shared by the licence partners and according to current plans

no turnover will be generated. Hence based on the current plan the project is not regarded an economic activity as defined in the Taxonomy regulation and not included in eligible activities by year-end 2021.

Co-processing bio-fuel Mongstad
At the Mongstad refinery biofuel raw material is bought and processed together with other fossil raw materials. Parts of the final product blends have a minor bio-fuel content. The co-processing of biofuel reduces the volume of fossil raw materials processed at Mongstad, replacing it with a renewable source. Equinor assesses the eligible activity "Manufacture of biogas or biofuels for use in transport and of bioliquids" to cover manufacture of pure biofuel feedstocks and has not included the production of blended products in the eligible activities by year-end 2021.

Investments in equity consolidated entities
A significant part of Equinor's eligible activities related to electricity generation from wind and are conducted through equity consolidated investments. The activities consist of producing offshore wind farms in the UK and Germany, and building material clusters in the North Sea, the US East coast and in the Baltic Sea. In addition, solar activities in Argentina and Brazil and parts of the underground permanent geological storage of CO_2 activities conducted through the Northern Light project are equity accounted and hence not included in the KPI.

The eligible economic activities in equity consolidated entities are not a significant part of Equinor's total activity by year-end 2021. In 2021, Equinor has not applied the voluntary option in the EU Taxonomy regulation to disclose additional KPIs where the effect from the investments in equity consolidated entities would be included. The share of capital expenditures[26] related to renewables in the Sustainability report of 11 % (page 21) includes gross capex additions from equity accounted investments.

---

[26] See section 5.2 for non-GAAP measures

5.6 Statements on this report

Statement on compliance

Today, the board of directors, the chief executive officer and the chief financial officer reviewed and approved the 2021 Annual report and Form 20-F, which includes the board of directors' report and the Equinor ASA Consolidated and parent company annual financial statements as of 31 December 2021.

To the best of our knowledge, we confirm that:

- the Equinor Consolidated annual financial statements for 2021 have been prepared in accordance with IFRS and IFRIC as adopted by the European Union (EU), IFRS as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
- the parent company financial statements for Equinor ASA for 2021 have been prepared in accordance with simplified IFRS pursuant to the Norwegian Accounting Act §3-9 and regulations regarding simplified application of IFRS issued by the Norwegian Ministry of Finance, and that
- the board of directors' report for the group and the parent company is in accordance with the requirements in the Norwegian Accounting Act and Norwegian Accounting Standard no 16 and that
- the information presented in the financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that
- the board of directors' report gives a true and fair view of the development, performance, financial position, principle risks and uncertainties of the company and the group.

8 March 2022

THE BOARD OF DIRECTORS OF EQUINOR ASA

/s/ JON ERIK REINHARDSEN
CHAIR

/s/ JEROEN VAN DER VEER
DEPUTY CHAIR

/s/ BJØRN TORE GODAL

/s/ REBEKKA GLASSER HERLOFSEN

/s/ ANNE DRINKWATER

/s/ JONATHAN LEWIS

/s/ FINN BJØRN RUYTER

/s/ TOVE ANDERSEN

/s/ STIG LÆGREID

/s/ PER MARTIN LABRÅTEN

/s/ HILDE MØLLERSTAD

/s/ ULRICA FEARN
CHIEF FINANCIAL OFFICER

/s/ ANDERS OPEDAL
PRESIDENT AND CEO

Board statement on Report on payments to governments

Today, the board of directors and the chief executive officer have reviewed and approved the board of director's report prepared in accordance with the Norwegian Securities Trading Act section 5-5a regarding Report on payments to governments as of 31 December 2021.

To the best of our knowledge, we confirm that:
- The information presented in the report has been prepared in accordance with the requirements of the Norwegian Securities Trading Act section 5-5a and associated regulations.

8 March 2022

THE BOARD OF DIRECTORS OF EQUINOR ASA

/s/ JON ERIK REINHARDSEN
CHAIR

| /s/ JEROEN VAN DER VEER | /s/ BJØRN TORE GODAL | /s/ REBEKKA GLASSER HERLOFSEN |
| DEPUTY CHAIR | | |

/s/ ANNE DRINKWATER /s/ JONATHAN LEWIS /s/ FINN BJØRN RUYTER

/s/ TOVE ANDERSEN /s/ STIG LÆGREID /s/ PER MARTIN LABRÅTEN

/s/ HILDE MØLLERSTAD

/s/ ANDERS OPEDAL
PRESIDENT AND CEO

Recommendation of the corporate assembly

Resolution:
At its meeting of 17 March, the corporate assembly discussed the 2021 annual accounts of Equinor ASA and the Equinor group, and the board of directors' proposal for the allocation of net income in Equinor ASA.

The corporate assembly recommends that the annual accounts and the allocation of net income proposed by the board of directors are approved.

Oslo, 17 March 2022

/s/ TONE LUNDE BAKKER
Chair of the corporate assembly

Corporate assembly

Tone Lunde Bakker	Nils Bastiansen	Greger Mannsverk	Finn Kinserdal	Terje Venold
Kjersti Kleven	Jarle Roth	Kari Skeidsvoll Moe	Kjerstin Fyllingen	Kjerstin R. Braathen
Mari Rege	Trond Straume	Peter B. Sabel	Oddvar Karlsen	Berit Søgnen Sandven
Frode Mikkelsen	Lars Olav Grøvik	Terje Enes	Per Helge Ødegård	Ingvild Berg Martiniussen
Anne Kristi Horneland				

5.7 Terms and abbreviations

Organisational abbreviations
- ADS – American Depositary Share
- ADR – American Depositary Receipt
- ACG - Azeri-Chirag-Gunashli
- AFP - Agreement-based early retirement plan
- AGM - Annual general meeting
- ARO - Asset retirement obligation
- BTC - Baku-Tbilisi-Ceyhan pipeline
- CAPEX – capital expenditure
- CCS - Carbon capture and storage
- CLOV - Cravo, Lirio, Orquidea and Violeta
- CO_2 - Carbon dioxide
- CO_2e - Carbon dioxide equivalent
- DKK - Danish Krone
- D&W - Drilling and Well
- EEA - European Economic Area
- EFTA - European Free Trade Association
- EMTN - Euro medium-term note
- EPI - Exploration & Production International
- EPN - Exploration & Production Norway
- EPUSA - Exploration & Production USA
- EU - European Union
- EU ETS - EU Emissions Trading System
- EUR - Euro
- EXP - Exploration
- FPSO - Floating production, storage and offload vessel
- GAAP - Generally accepted accounting principles
- GBP - British Pound
- GDP - Gross domestic product
- GHG - Greenhouse gas
- GSB - Global Strategy & Business Development
- HSE - Health, safety and environment
- IASB - International Accounting Standards Board
- ICE - Intercontinental Exchange
- IFRS - International Financial Reporting Standards
- IOGP - The International Association of Oil & Gas Producers
- IOR - Improved oil recovery
- LCOE - Levelised Cost of Energy
- LNG - Liquefied natural gas
- LPG - Liquefied petroleum gas
- MMP - Marketing, Midstream & Processing
- MPE - Norwegian Ministry of Petroleum and Energy
- NCS - Norwegian continental shelf
- NES – New Energy Solutions
- NGL – Natural gas liquids
- NIOC - National Iranian Oil Company
- NOK - Norwegian kroner
- NOx- Nitrogen oxide
- NYSE – New York stock exchange
- OECD - Organisation of Economic Co-Operation and Development
- OML - Oil mining lease
- OPEC - Organization of the Petroleum Exporting Countries
- OPEX – Operating expense
- OSE – Oslo stock exchange
- OTC - Over-the-counter
- OTS - Oil trading and supply department
- PDO - Plan for development and operation
- PDP - Projects, Drilling and Procurement
- PIO - Plan for installation and operation
- PSA - Production sharing agreement
- PSC – Production sharing contract
- PSVM - Plutão, Saturno, Vênus and Marte

- R&D - Research and development
- REN - Renewables
- ROACE - Return on average capital employed
- RRR - Reserve replacement ratio
- SDFI - Norwegian State's Direct Financial Interest
- SEC - Securities and Exchange Commission
- SEK - Swedish Krona
- SG&A - Selling, general & administrative
- SIF - Serious Incident Frequency
- TDI - Technology, Digital & Innovation
- TRIF - Total recordable injuries per million hours worked
- TSP - Technical service provider
- TSR - Total shareholder return
- UKCS - UK continental shelf
- US - United States of America
- USD - United States dollar
- YPF - Yacimientos Petrolíferos Fiscales S.A

Metric abbreviations etc.
- bbl - barrel
- mbbl - thousand barrels
- mmbbl - million barrels
- boe - barrels of oil equivalent
- mboe - thousand barrels of oil equivalent
- mmboe - million barrels of oil equivalent
- mmmcf - million cubic feet
- mmBtu - million british thermal units
- mcm - thousand cubic metres
- mmcm - million cubic metres
- bcm - billion cubic metres
- km - kilometre
- one billion - one thousand million
- MW - megawatt
- GW – gigawatt
- TW – terawatt

Equivalent measurements are based upon
- 1 barrel equals 0.134 tonnes of oil (33 degrees API)
- 1 barrel equals 42 US gallons
- 1 barrel equals 0.159 standard cubic metres
- 1 barrel of oil equivalent equals 1 barrel of crude oil
- 1 barrel of oil equivalent equals 159 standard cubic metres of natural gas
- 1 barrel of oil equivalent equals 5,612 cubic feet of natural gas
- 1 barrel of oil equivalent equals 0.0837 tonnes of NGLs
- 1 billion standard cubic metres of natural gas equals 1 million standard cubic metres of oil equivalent
- 1 cubic metre equals 35.3 cubic feet
- 1 kilometre equals 0.62 miles
- 1 square kilometre equals 0.39 square miles
- 1 square kilometre equals 247.105 acres
- 1 cubic metre of natural gas equals 1 standard cubic metre of natural gas
- 1,000 standard cubic meter gas equals 1 standard cubic meter oil equivalent
- 1,000 standard cubic metres of natural gas equals 6.29 boe
- 1 standard cubic foot equals 0.0283 standard cubic metres
- 1 standard cubic foot equals 1000 British thermal units (btu)
- 1 tonne of NGLs equals 1.9 standard cubic metres of oil equivalent
- 1 degree Celsius equals minus 32 plus five-ninths of the number of degrees Fahrenheit

Miscellaneous terms
- Appraisal well: A well drilled to establish the extent and the size of a discovery

Additional information

- Biofuel: A solid, liquid or gaseous fuel derived from relatively recently dead biological material and is distinguished from fossil fuels, which are derived from long dead biological material
- BOE (barrels of oil equivalent): A measure to quantify crude oil, natural gas liquids and natural gas amounts using the same basis. Natural gas volumes are converted to barrels on the basis of energy content
- Condensates: The heavier natural gas components, such as pentane, hexane, iceptane and so forth, which are liquid under atmospheric pressure – also called natural gasoline or naphtha
- Crude oil, or oil: Includes condensate and natural gas liquids
- Development: The drilling, construction, and related activities following discovery that are necessary to begin production of crude oil and natural gas fields
- Downstream: The selling and distribution of products derived from upstream activities
- Equity and entitlement volumes of oil and gas: Equity volumes represent volumes produced under a production sharing agreement (PSA) that correspond to Equinor's percentage ownership in a particular field. Entitlement volumes, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalties and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil. The overview of equity production provides additional information for readers, as certain costs described in the profit and loss analysis were directly associated with equity volumes produced during the reported years
- Heavy oil: Crude oil with high viscosity (typically above 10 cp), and high specific gravity. The API classifies heavy oil as crudes with a gravity below 22.3° API. In addition to high viscosity and high specific gravity, heavy oils typically have low hydrogen-to-carbon ratios, high asphaltene, sulphur, nitrogen, and heavy-metal content, as well as higher acid numbers
- High grade: Relates to selectively harvesting goods, to cut the best and leave the rest. In reference to exploration and production this entails strict prioritisation and sequencing of drilling targets
- Hydro: A reference to the oil and energy activities of Norsk Hydro ASA, which merged with Equinor ASA
- IOR (improved oil recovery): Actual measures resulting in an increased oil recovery factor from a reservoir as compared with the expected value at a certain reference point in time. IOR comprises both of conventional and emerging technologies
- Liquids: Refers to oil, condensates and NGL
- LNG (liquefied natural gas): Lean gas - primarily methane - converted to liquid form through refrigeration to minus 163 degrees Celsius under atmospheric pressures
- LPG (liquefied petroleum gas): Consists primarily of propane and butane, which turn liquid under a pressure of six to seven atmospheres. LPG is shipped in special vessels
- Midstream: Processing, storage, and transport of crude oil, natural gas, natural gas liquids and sulphur
- Naphtha: inflammable oil obtained by the dry distillation of petroleum
- Natural gas: Petroleum that consists principally of light hydrocarbons. It can be divided into 1) lean gas, primarily methane but often containing some ethane and smaller quantities of heavier hydrocarbons (also called sales gas) and 2) wet gas, primarily ethane, propane and butane as well as smaller amounts of heavier hydrocarbons; partially liquid under atmospheric pressure
- NGL (natural gas liquids): Light hydrocarbons mainly consisting of ethane, propane and butane which are liquid under pressure at normal temperature
- Oil sands: A naturally occurring mixture of bitumen, water, sand, and clay. A heavy viscous form of crude oil
- Oil and gas value chains: Describes the value that is being added at each step from 1) exploring; 2) developing; 3) producing; 4) transportation and refining; and 5) marketing and distribution
- Oslo Børs: Oslo stock exchange (OSE)
- Peer group: Equinor's peer group consists of Equinor, bp, Chevron, ConocoPhilips, Eni, ExxonMobil, Galp, Lundin, Repsol, Shell, TotalEnergies and Ørsted.
- Petroleum: A collective term for hydrocarbons, whether solid, liquid or gaseous. Hydrocarbons are compounds formed from the elements hydrogen (H) and carbon (C). The proportion of different compounds, from methane and ethane up to the heaviest components, in a petroleum find varies from discovery to discovery. If a reservoir primarily contains light hydrocarbons, it is described as a gas field. If heavier hydrocarbons predominate, it is described as an oil field. An oil field may feature free gas above the oil and contain a quantity of light hydrocarbons, also called associated gas
- Proved reserves: Reserves claimed to have a reasonable certainty (normally at least 90% confidence) of being recoverable under existing economic and political conditions and using existing technology. They are the only type the US Securities and Exchange Commission allows oil companies to report
- Refining reference margin: Is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory etc
- Rig year: A measure of the number of equivalent rigs operating during a given period. It is calculated as the number of days rigs are operating divided by the number of days in the period
- Storting: the Norwegian Parliament
- TSR: Total shareholder return
- Upstream: Includes the searching for potential underground or underwater oil and gas fields, drilling of exploratory wells, subsequent operating wells which bring the liquids and or natural gas to the surface
- VOC (volatile organic compounds): Organic chemical compounds that have high enough vapour pressures under normal conditions to significantly vaporise and enter the earth's atmosphere (e.g. gasses formed under loading and offloading of crude oil)

5.8 Forward-looking statements

This Annual Report on Form 20-F contains certain forward-looking statements that involve risks and uncertainties, in particular in the sections "Business overview" and "Strategy and market overview". In some cases, we use words such as "aim", "ambition", "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "likely", "objective", "outlook", "may", "plan", "schedule", "seek", "should", "strategy", "target", "will", "goal" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including; the commitment to develop as a broad energy company; the ambition to reduce net group-wide greenhouse gas emissions by 50% by 2030 and to be a net-zero energy company by 2050; our aim to decarbonise oil and gas, industrialise offshore wind and hydrogen, and provide commercial carbon capture and storage; our ambition to develop low carbon solutions and value chains and attain a leadership position in the European CCS market with a market share above 25%; our expectations with respect to net carbon intensity, carbon efficiency, methane emissions and flaring reductions, renewable energy capacity and carbon-neutral global operations; our internal carbon price for investment decisions; future levels of, and expected value creation from, oil and gas production, scale and composition of the oil and gas portfolio, development of CCUS and hydrogen businesses and use of offset mechanisms; production cuts, including their impact on the level and timing of our production; plans to develop fields; market outlook and future economic projections and assumptions, including commodity price assumptions; organic capital expenditures through 2022; our intention to optimise and mature our portfolio; future worldwide economic trends and market conditions; business strategy and competitive position; sales, trading and market strategies; research and development initiatives and strategy; expectations related to production levels, unit production cost, investment, exploration activities, discoveries and development in connection with our transactions and projects in Angola, Argentina, Azerbaijan, Brazil, Canada, the Gulf of Mexico, the NCS, the North Sea, Russia, Tanzania, the United Kingdom and the United States; our intention to exit our Russian joint ventures; with respect to the Covid-19 pandemic and its impacts, consequences and risks; our response to the Covid-19 pandemic, including measures to protect people, operations and value creation, operating costs and assumptions; future credit ratings; employee training and KPIs; plans to redesign the CHP; completion and results of acquisitions, disposals and other contractual arrangements and delivery commitments; recovery factors and levels; future margins; future levels or development of capacity, reserves or resources; planned turnarounds and other maintenance activity; plans for renewables production capacity and the balance between oil and renewables production; oil and gas volume growth, including for volumes lifted and sold to equal entitlement production; estimates related to production and development, forecasts, reporting levels and dates; operational expectations, estimates, schedules and costs; expectations relating to licences and leases; oil, gas, alternative fuel and energy prices, volatility, supply and demand; processes related to human rights laws; corporate structure and organizational policies; technological innovation, implementation, position and expectations; expectations regarding board composition, remuneration; our goal of safe and efficient operations; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity

levels and management of liquidity reserves; estimated or future liabilities, obligations or expenses; expected impact of currency and interest rate fluctuations and LIBOR discontinuation; projected outcome, impact or timing of HSE regulations; HSE goals and objectives of management for future operations; expectations related to regulatory trends; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); projected impact of legal claims against us; plans for capital distribution, share buy-backs and amounts and timing of dividends are forward-looking statements.

You should not place undue reliance on these forward-looking statements.

Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk review", and in "Operational review", and elsewhere in this Annual Report on Form 20-F.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of recent significant oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members- the pressure on US shale oil companies from their shareholders to use their higher cashflow to pay debt and dividends rather than increase drilling and production and the uncertainty regarding demand created by the Covid-19 pandemic; Russia's invasion of Ukraine and our subsequent decision to stop new investments into Russia; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in particular in light of quarantine rules, travel restrictions, manpower shortage, supply chain disruptions and social distancing requirements triggered by the Covid-19 pandemic; health, safety and environmental risks; impact of the Covid-19 pandemic; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; reputational damage; exercise of ownership by the Norwegian state; an inability to attract and retain personnel; risks related to implementing a new corporate structure; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this Annual Report, either to make them conform to actual results or changes in our expectations.

5.9 Signature page

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

EQUINOR ASA
(Registrant)

By: /s/ ULRICA FEARN
Name: Ulrica Fearn
Title: Executive Vice President and Chief Financial Officer

Dated: 18 March 2022

5.10 Exhibits

The following exhibits are filed as part of this annual report:

Exhibit no	Description
Exhibit 1	Articles of Association of Equinor ASA, as amended, effective from 14 May 2020 (English translation) (incorporated by reference to Exhibit 1 of Equinor ASA's 2020 Form 20-F (File no. 001-15200) filed with the Commission on March 19, 2021).
Exhibit 2.1	Description of Securities registered under Section 12 of the Exchange Act.
Exhibit 2.2	Form of Indenture among Equinor ASA (formerly known as Statoil ASA and StatoilHydro ASA), Equinor Energy AS (formerly known as Statoil Petroleum AS and StatoilHydro Petroleum AS) and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 of Equinor ASA's (formerly known as Statoil ASA) and Equinor Energy AS's (formerly known as Statoil Petroleum AS) Post - Effective Amendment No.1 to their Registration Statement on Form F-3 (File No. 333-143339) filed with the Commission on 2 April 2009).
Exhibit 2.3	Supplemental Indenture No. 3 (incorporated by reference to Exhibit 4.1 of Equinor ASA's Report on Form 6-K (File No. 001-15200) filed with the Commission on 10 September 2018).
Exhibit 2.4	Form of Supplemental Indenture No. 4 (incorporated by reference to Exhibit 4.1 of Equinor ASA's Report on Form 6-K (File No. 001-15200) filed with the Commission on 13 November 2019).
Exhibit 2.5	Amended and Restated Agency Agreement, dated as of 13 May 2020, by and among Equinor ASA, as Issuer, Equinor Energy AS, as Guarantor, the Bank of New York Mellon, as Agent and the Bank of New York Mellon SA/NV, Luxembourg Branch, as Paying Agent in respect of a €20,000,000 Euro Medium Term Note Programme (incorporated by reference to Exhibit 2.5 of Equinor ASA's 2020 Form 20-F (File no. 001-15200) filed with the Commission on March 19, 2021).
Exhibit 2.6	Deed of Covenant, dated as of 13 May 2020, of Equinor ASA in respect of a €20,000,000 Euro Medium Term Notes Programme. (incorporated by reference to Exhibit 2.6 of Equinor ASA's 2020 Form 20-F (File no. 001-15200) filed with the Commission on March 19, 2021).
Exhibit 2.7	Deed of Guarantee, dated as of 13 May 2020, of Equinor Energy AS in respect of a €20,000,000 Euro Medium Term Notes Programme (incorporated by reference to Exhibit 2.7 of Equinor ASA's 2020 Form 20-F (File no. 001-15200) filed with the Commission on March 19, 2021).
Exhibit 4(a)(i)	Technical Services Agreement between Gassco AS and Equinor Energy AS (formerly known as Statoil Petroleum AS), dated November 24, 2010 (incorporated by reference to Exhibit 4(a)(i) of Equinor's (formerly known as Statoil) 2016 Form 20-F (File no. 001-15200) filed with the Commission on March 17, 2017).
Exhibit 4(a)(ii)	Amendment no. 1, 2, 3, 4, 5 and 6, dated 17 October 2010, 19 February 2013, 15 December 2012, 17 September 2014, 15 December 2017 and 22 December 2017, respectively, to Technical Services Agreement between Gassco AS and Equinor Energy AS (formerly known as Statoil Petroleum AS), dated November 24, 2010 (incorporated by reference to Exhibit 4(a)(ii) of Equinor's (formerly known as Statoil) 2017 Form 20-F (File no. 001-15200) filed with the Commission on March 23, 2018).
Exhibit 4(c)	Employment agreement with Anders Opedal as of 9 August 2020 (incorporated by reference to Exhibit 4(c) of Equinor ASA's 2020 Form 20-F (File no. 001-15200) filed with the Commission on March 19, 2021).
Exhibit 8	Subsidiaries (see Significant subsidiaries included in section 2.9 Corporate in this annual report).
Exhibit 11	Code of Conduct.
Exhibit 12.1	Rule 13a-14(a) Certification of Chief Executive Officer.
Exhibit 12.2	Rule 13a-14(a) Certification of Chief Financial Officer.
Exhibit 13.1	Rule 13a-14(b) Certification of Chief Executive Officer.[1]
Exhibit 13.2	Rule 13a-14(b) Certification of Chief Financial Officer.[1]
Exhibit 15(a)(i)	Consent of EY AS.
Exhibit 15(a)(ii)	Consent of DeGolyer and MacNaughton.
Exhibit 15(a)(iii)	Report of DeGolyer and MacNaughton.
Exhibit 17	List of Guarantor Subsidiaries
Exhibit 101	Interactive Data Files (formatted in Inline XBRL (Extensible Business Reporting Language)). Submitted electronically with the Annual report on Form 20-F.
Exhibit 104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

1) Furnished only.

The total amount of long term debt securities of Equinor ASA and its subsidiaries authorised under instruments other than those listed above does not exceed 10% of the total assets of Equinor ASA and its subsidiaries on a consolidated basis. The company agrees to furnish copies of any such instruments to the Commission upon request.

5.11 Cross reference to Form 20-F

		Sections
Item 1.	Identity of Directors, Senior Management and Advisers	N/A
Item 2.	Offer Statistics and Expected Timetable	N/A
Item 3.	Key Information	
	A. Selected Financial Data	2.2 (Business overview–Key figures); 5.1 (Shareholder information–Dividend policy and dividends)
	B. Capitalisation and Indebtedness	N/A
	C. Reasons for the Offer and Use of Proceeds	N/A
	D. Risk Factors	2.13 (Risk review–Risk factors)
Item 4.	Information on the Company	
	A. History and Development of the Company	2021 Highlights; About the Report; 2.1 (Strategy and market overview); 2.2 (Business overview); 2.3 (Exploration & Production Norway (E&P Norway)); 2.4 (Exploration & Production International (E&P International)); 2.5 (Exploration & Production USA (E&P USA)); 2.6 (Marketing, Midstream & Processing (MMP)); 2.7 (Renewables (REN)); 2.8 (Other group); 2.12 (Liquidity and Capital Resources–Investments); 3.1 (Implementation and Reporting); note 4 (Acquisitions and disposals) to 4.1 (Consolidated financial statements of the Equinor Group)
	B. Business Overview	Selected Country Information; 2.1 (Strategy and market overview); 2.2 (Business overview); 2.3 (Exploration & Production Norway (E&P Norway)); 2.4 (Exploration & Production International (E&P International)); 2.5 (Exploration & Production USA (E&P USA)); 2.6 (Marketing, Midstream & Processing (MMP)); 2.7 (Renewables (REN)); 2.8 (Other group); 2.9 (Corporate)
	C. Organisational Structure	2.2 (Business overview–Corporate structure–Segment reporting); 2.9 (Corporate–Subsidiaries and properties)
	D. Property, Plants and Equipment	2.3 (Exploration & Production Norway (E&P Norway)); 2.4 (Exploration & Production International (E&P International)); 2.5 (Exploration & Production USA (E&P USA)); 2.6 (Marketing, Midstream & Processing (MMP)); 2.7 (Renewables (REN)); 2.8 (Other group); 2.9 (Corporate–Subsidiaries and properties); 2.12 (Liquidity and capital resources–Investments); notes 11 (Property, plant and equipment) and 23 (Leases) to 4.1 (Consolidated financial statements of the Equinor Group)
	Oil and Gas Disclosures	2.10 (Operational performance)
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects	The discussion does not address certain items in respect of 2018 in reliance on amendments to disclosure requirements adopted by the SEC in 2019. A discussion of such items in respect of 2018 may be found in the Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 15, 2020
	A. Operating Results	2.9 (Corporate–Applicable laws and regulations); 2.11 (Financial review); 2.13 (Risk review–Liquidity, market and financial risks– Foreign exchange, –Financial risk)
	B. Liquidity and Capital Resources	2.12 (Liquidity and capital resources); 2.13 (Risk review–Market, financial and liquidity risks); notes 2 (Significant accounting policies–Derivative financial instruments), 6 (Financial risk and capital management), 16 (Trades and other receivables), 17 (Cash and cash equivalents), 19 (Finance debt) and 24 (Other commitments, contingent liabilities and contingent assets) to 4.1 (Consolidated financial statements of the Equinor Group)
	C. Research and development, Patents and Licences, etc.	2.2 (Business overview–Research and development); note 7 (Other expenses) to 4.1 (Consolidated financial statements of the Equinor Group)
	D. Trend Information	Passim

	E. Off-Balance Sheet Arrangements	2.12 (Liquidity and capital resources–Principal Contractual obligations, –Off balance sheet arrangements); notes 23 (Leases) and 24 (Other commitments, contingent liabilities and contingent assets) to 4.1 (Consolidated financial statements of the Equinor Group)
	F. Tabular Disclosure of Contractual Obligations	2.12 (Liquidity and capital resources–Principal contractual obligations)
	G. Safe Harbor	5.8 (Forward-Looking Statements)
	Financial Information for Subsidiary Guarantors	2.12 (Liquidity and Capital Resources–Summarized financial information related to guaranteed debt securities)
Item 6.	Directors, Senior Management and Employees	
	A. Directors and Senior Management	3.8 (Corporate assembly, board of directors and management)
	B. Compensation	3.11 (Remuneration to the board of directors and corporate assembly); 3.12 (Remuneration to the corporate executive committee); notes 7 (Remuneration) and 20 (Pensions) to 4.1 (Consolidated financial statements of the Equinor Group)
	C. Board Practices	3.8 (Corporate assembly, board of directors and management); 3.9 (The work of the board of directors–Audit committee, –Compensation and executive development committee)
	D. Employees	2.15 (Our people)
	E. Share Ownership	3.12 (Remuneration to the corporate executive committee); note 7 (Remuneration) to 4.1 (consolidated financial statements of the Equinor Group); 5.1 (Shareholder information–Shares purchased by the issuer–Equinor´s share savings plan)
Item 7.	Major Shareholders and Related Party Transactions	
	A. Major Shareholders	5.1 (Shareholder information–Major shareholders)
	B. Related Party Transactions	2.9 (Corporate–Related party transactions); note 25 (Related parties) to 4.1 (Consolidated financial statements of the Equinor Group)
	C. Interests of Experts and Counsel	N/A
Item 8.	Financial Information	
	A. Consolidated Statements and Other Financial Information	4.1 (Consolidated financial statements of the Equinor Group); 5.1 (Shareholder information); 5.3 (Legal proceedings)
	B. Significant Changes	Note 27 (Subsequent events) to 4.1 (Consolidated financial statements of the Equinor Group)
	Financial Information for Subsidiary Guarantors	2.12 (Liquidity and Capital Resources–Summarized financial information related to guaranteed debt securities)
Item 9.	The Offer and Listing	
	A. Offer and Listing Details	5.1 (Shareholder information)
	B. Plan of Distribution	N/A
	C. Markets	5.1 (Shareholder Information)
	D. Selling Shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the Issue	N/A
Item 10.	Additional Information	
	A. Share Capital	N/A
	B. Memorandum and Articles of Association	2.13 (Risk review–Risks related to state ownership); 3.1 (Implementation and Reporting–Articles of association); 3.6 (General meeting of shareholders); 5.1 (Shareholder information); note 18 (Shareholders´ Equity and dividends) to 4.1 (Consolidated financial statements of the Equinor Group)
	C. Material Contracts	2.6 (Marketing, Midstream & Processing (MMP)–Pipelines); note 25 (Related parties) to 4.1 (Consolidated financial statements of the Equinor Group)
	D. Exchange Controls	5.1 (Shareholder information–Exchange controls and limitations)
	E. Taxation	5.1 (Shareholder information–Taxation)

	F. Dividends and Paying Agents	N/A
	G. Statements by Experts	N/A
	H. Documents On Display	About the Report
	I. Subsidiary Information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	2.13 (Risk review); notes 6 (Financial risk and capital management) and 26 (Financial instruments: fair value measurement and sensitivity analysis of market risk) to 4.1 (Consolidated financial statements of the Equinor Group)
Item 12.	Description of Securities Other than Equity Securities	
	A. Debt Securities	N/A
	B. Warrants and Rights	N/A
	C. Other Securities	N/A
	D. American Depositary Shares	Exhibit 2.1 (Description of securities registered under Section 12 of the Exchange Act); 5.1 (Shareholder information—Equinor ADR programme fees)
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	3.10 (Risk management and internal controls)
Item 16A.	Audit Committee Financial Expert	3.9 (The work of the board of directors—Audit Committee)
Item 16B.	Code of Ethics	3.10 (Risk management and internal control—Code of Conduct)
Item 16C.	Principal Accountant Fees and Services	3.15 (External auditor)
Item 16D.	Exemptions from the Listing Standards for Audit Committees	3.1 (Implementation and Reporting—Compliance with NYSE listing rules)
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	5.1 (Shareholder Information—Shares purchased by issuer)
Item 16F.	Changes in Registrant's Certifying Accountant	N/A
Item 16G.	Corporate Governance	3.1 (Implementation and Reporting—Compliance with NYSE listing rules)
Item 16H	Mine Safety Disclosure	N/A
Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	4.1 (Consolidated financial statements of the Equinor Group)


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F


(Mark One)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2021

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from_____ to

OR

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Date of event requiring this shell company report


Commission file number 1-15200

Equinor ASA
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant's Name Into English)

Norway
(Jurisdiction of Incorporation or Organization)

Forusbeen 50, N-4035, Stavanger, Norway
(Address of Principal Executive Offices)

Ulrica Fearn
Chief Financial Officer
Equinor ASA
Forusbeen 50, N-4035
Stavanger, Norway
Telephone No.: 011-47-5199-0000
Fax No.: 011-47-5199-0050
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares	**EQNR**	**New York Stock Exchange**
Ordinary shares, nominal value of NOK 2.50 each	**EQNR**	**New York Stock Exchange***

*Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act: **None**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: **None**

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of NOK 2.50 each   **3,232,116,311**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒·Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒·No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒·Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

·☒Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 762(b)) by the registered public accounting firm that prepared or issued its audit report.

☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐   International Financial Reporting Standards as issued   Other ☐
                               by the International Accounting Standards Board   ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐
Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒·No

Photos

Cover, Helge Hansen
Page 1, Øyvind Gravås
Pages 4, 8, 10, 40, 46, 55, 56, Ole Jørgen Bratland
Pages 3, 49, Manfred Jarich
Page 5, Einar Alsaker
Page 15, Arne Reidar Mortensen
Page 21, Ørjan Richardsen
Page 25, Lars Melkevik
Page 32, Stig Silden
Page 35, Jan Arne Wold
Page 53, Kevin English
Page 62, Harald Pettersen
Page 67, Roar Lindefjeld
Page 69, Ong Tee Wei Justin
Page 104, Tomas Haugen
Page 112, David Gustavsen
Page 116, Trond Isaksen



Equinor ASA

Box 8500
NO-4035 Stavanger
Norway
Telephone: +47 51 99 00 00

www.equinor.com